5/21

08002753

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rye Patch Gold Corp.

*CURRENT ADDRESS 1170 West Hastings St.
Vancouver, British Columbia
V6E 2K3

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 35199 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: GBS

DAT : 5/22/08

RECEIVED

2008 MAY 21 P 1:57

FFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Mail
Mail Processing
Section

MAY 19 2008

Washington, DC
108

Rye Patch Gold Corp.

Filing under Rule 12g3-2(b)
of the Securities Exchange Act of 1934

Enclosures – 1 of 2

A COPY OF THIS PRELIMINARY PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF BRITISH COLUMBIA, ALBERTA AND ONTARIO BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE (FINAL) PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise

THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIFES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OF AMERICA (THE "UNITED STATES") AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, WITHIN THE UNITED STATES OR ITS TERRITORIES OR POSSESSIONS OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY "U.S. PERSON" (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE 1933 ACT AND UNDER THE SECURITIES LAWS OF ANY APPLICABLE STATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES OFFERED HEREBY WITHIN THE UNITED STATES, ITS TERRITORIES OR POSSESSIONS OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON. SEE "PLAN OF DISTRIBUTION".

PRELIMINARY PROSPECTUS

Initial Public Offering — **April 11, 2007**

RYE PATCH GOLD CORP.

#1740 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
Telephone: 604-638-1588
Facsimile: 604-638-1589

Offering of ◆ Units at $◆ Per Unit for Gross Proceeds of $◆

Rye Patch Gold Corp. (the "Company") is offering (the "Offering") to the public through its agent, Pacific International Securities Inc. (the "Agent"), ◆ units of the Company ("Units") at a price of $◆ per Unit for aggregate gross proceeds of $◆ (the "Offering"). Each Unit consists of one common share of the Company (each, a "Common Share") and one-half of a transferable common share purchase warrant (each, a "Warrant"). Each whole Warrant will entitle the holder to acquire one additional Common Share ("Warrant Share") at an exercise price of $◆ per Warrant Share for a period of two years following the issuance date of the related Warrant. See "Description of Securities Distributed" and "Plan of Distribution". The price per Unit was determined by negotiation between the Company and the Agent.

	Price	Agent's Commission(1)	Net Proceeds to the Company(2)
Per Unit	$◆	$◆	$◆
Total	$◆	$◆	$◆

(1) The Company has agreed to pay the Agent a commission (the "Commission") equal to 7% of the gross proceeds of the Offering and a corporate finance fee (the "Corporate Finance Fee") in the amount of $25,000 plus GST (of which $12,500 plus GST has been paid and is non-refundable) and reimburse the Agent for its expenses in connection with the Offering (for which the Company has paid a deposit of $20,000). The Agent may elect to receive the Commission and Corporate Finance Fee in cash or, in whole or in part, in Units at a deemed issue price of $◆ per Unit. The Company will also grant the Agent a non-transferable compensation option ("Compensation Option") to purchase that number of Common Shares equal to 9% of the total number of Units sold under the Offering at a price of $◆ per Common Share for a period of two years from closing of the Offering.

(2) Before deducting remaining expenses of the Offering, estimated at $150,000 (including the Corporate Finance Fee, the Agent's expenses, including its legal expenses, and the expenses of the Company), which will be paid by the Company out of the proceeds of the Offering. See "Plan of Distribution".

(3) The Company has granted the Agent an option (the "Over-allotment Option"), exercisable by the Agent in whole or in part upon giving written notice to the Company not less than 48 hours prior to the closing of the Offering, to increase the size of the Offering by an additional ◆ Units. If the Over-allotment Option is exercised in full, the "Total Price", "Agent's Commission" and "Net Proceeds to the Company" will be $◆, $◆ and $◆, respectively. See "Plan of Distribution".

This prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units offered for sale pursuant to the Offering, the grant of the Over-allotment Option and the distribution of the Units sold pursuant to the exercise thereof. This prospectus also qualifies the distribution of the Agent's Compensation Option, the Common Shares issuable pursuant to the exercise thereof and, in the event the Agent elects to receive its Commission and the Corporate Finance Fee in Units, the issuance of the Common Shares and Warrants comprising such Units.

This Offering is being made to the public concurrently in the Provinces of Ontario, British Columbia and Alberta. See "Plan of Distribution".

The Agent, as agent on behalf of the Company, conditionally offers the Units, subject to prior sale, on a commercially reasonable efforts basis, if, as and when issued and delivered by the Company in accordance with the terms and conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP and on behalf of the Agent by McCullough O'Connor Irwin LLP. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. All subscription funds received will be returned to the subscribers by the Agent without interest, set-off or deduction if this Offering is not fully subscribed on or before the earlier of: (a) the day that is 90 days after the date a receipt is issued for the (final) prospectus; or (b) ◆, 2007 or such later date as the Company and the Agent may agree and the securities regulatory authorities may approve. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about closing.

Investment in the securities being offered involves a high degree of risk and investors should not invest any funds in the Offering unless they can afford to lose their entire investment. See "Risk Factors".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

AGENT:

PACIFIC INTERNATIONAL SECURITIES INC.
Suite 1900, 666 Burrard Street
Vancouver, British Columbia
V6C 3N1

<u>TABLE OF CONTENTS</u>

CURRENCY AND METRIC EQUIVALENTS

All dollar amounts ($) are in Canadian dollars unless otherwise specified. References to "US$" in this prospectus refer to United States dollars. As at ◆, 2007, the Bank of Canada noon rate of exchange per U.S.$1.00 was $◆.

For ease of reference, the following conversion factors are provided:

1 mile	=	1.6093 kilometres
1 foot	=	0.3048 metre
1 acre	=	0.4047 hectare
1 troy ounce	=	31.1035 grams
1 ton	=	0.9072 tonnes
1 gram per tonne	=	0.0291 ounces per ton
1 square mile	=	2.59 square kilometres (259 hectares)

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

The terms and abbreviations in the left-side column and used in this prospectus have the meaning assigned to them in the right-side column in the table below:

"alteration"	Chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or increases in pressure and temperature
"anomalous"	A sample or location at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area
"anomaly"	A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often an indication of potential economic value
"assay"	An analysis to determine the quantity of one or more elemental components
"Au"	Gold
"Au/ton"	Ounces of gold per short ton of ore
"bonanza"	A mining term where gold grades are generally in excess of 0.50 ounces per ton or 16 grams per tonne
"breccia"	A coarse-grained clastic rock, composed of angular broken rock fragments
"carbonate"	A rock consisting of carbonate minerals, such as limestone or dolomite
"chalcopyrite"	A mineral composed of copper, iron, and sulphur ($CuFeS_2$)
"deposit"	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final, legal, technical and economic factors are resolved
"down-dip"	A direction downwards and parallel to the dip of a structure or rock unit

"fault"	A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many miles long
"fracture"	A break in a rock, usually along a flat or gently curved surface
"geophysical survey"	The use of one or more geophysical methods such as electrical, gravity or magnetic to determine the physical properties of the rock
"grab sample"	A sample of a single rock or selected rock chips collected from within a restricted area of interest
"grade"	The concentration of an ore metal in a rock sample, given either as weight per cent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton *(oz/t)* for gold, silver, and platinum group metals
"Grams/tonne"	grams of gold per tonne of rock sampled
"Hg"	Mercury
"hydrothermal"	Pertaining to the deposition or formation by magmatic hot water
"intervals"	A preset selection of units or subdivisions
"Jurassic"	In the Mesozoic era, the period of geological time between the Triassic and Cretaceous periods, lasting from about 210 to 140 million years ago
"leach pad"	A pad onto which ore is placed for leaching by cyanide
"mafic"	A rock type consisting predominantly of calcium-rich plagioclase feldspar and silicates of iron and magnesium, with little quartz or potassium feldspar
"metallurgical testing"	Testing of mineralized rock or ore to determine appropriate mineral extraction method and recovery rate for its mineral content
"Mesozoic"	A geological era from 245 to 65 million years ago, and including the Triassic, Jurassic and Cretaceous periods
"mineralization"	The concentration of metals and their chemical compounds within a body of rock
"NSR"	Net smelter royalty
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated
"outcrop"	An exposure of bedrock at the earth's surface
"pediment"	The gravel covered portion between a mountain range and a valley
"porphyry"	An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass; a porphyritic igneous rock
"ppm"	Parts per million
"pyrite"	A mineral composed of iron and sulfur (FeS_2)

"quartz"	A common rock-forming mineral (SiO_2) also known as silica
"reverse circulation drilling"	The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air or gas down the borehole outside the drill rods and upward inside the drill rods
"Sb"	Antimony
"sedimentary"	Pertaining to or containing sediment; e.g., sedimentary deposit or a sedimentary complex
"silicification"	The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals
"Silver to Gold Ratio"	A ratio of a silver assay (in ounces per ton or grams per tonne) divided by a gold assay (in ounces per ton or grams per tonne). The resulting value is used to define the geologic feeder zone of the gold and silver mineralization
"stockwork"	A three dimensional network of closely spaced planar to irregular veinlets
"strata"	A sheet like body or layer of sedimentary rock visually separable from other layers above and below
"Tertiary"	A geological time interval covering the time span between approximately 65 million to 1.8 million years ago
"Vein, veinlet"	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids
"VLF"	Very low frequency type geophysical survey

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, counsel for the Company, the Common Shares, if, as and when listed on a prescribed stock exchange (which includes Tier 2 of the TSX Venture Exchange), will be qualified investments under the *Income Tax Act* (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (collectively referred to as "Deferred Income Plans"). It is the position of the Canada Revenue Agency that shares are to be considered listed on a prescribed stock exchange only when an unqualified as opposed to conditional listing of the shares exists and the shares are posted for trading. We understand that it is the practice of the TSX Venture Exchange to conditionally list shares that have been issued pursuant to an initial public offering for up to 48 hours prior to the listing becoming unconditional. As a result, until all of the conditions for listing of the Common Shares have been satisfied and the Common Shares are posted for trading, the Common Shares may not be qualified investments for Deferred Income Plans. A Warrant will be a qualified investment for Deferred Income Plans if, as, and when the Warrant and the Common Shares underlying the Warrants are listed on a prescribed stock exchange.

SUMMARY OF PROSPECTUS

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Capitalized terms not defined in this summary will have the meaning provided on the cover page or elsewhere in this prospectus.

The Company: Rye Patch Gold Corp. was incorporated on April 13, 2006 under the laws of the Province of British Columbia. In this prospectus, a reference to the "Company" means Rye Patch Gold Corp. and, where applicable and as the context requires, includes Rye Patch Gold US Inc., its wholly-owned subsidiary.

The Company is a mineral exploration company engaged in the acquisition of interests in, and the exploration and development of mineral resource properties. The properties of the Company are located in the State of Nevada, U.S.A. The Company's principal assets are its interests in the Wilco Property. The principal minerals being targeted by the Company are gold, copper and silver. See "The Business of the Company" and "The Properties of the Company".

Mineral Resource Estimate: A mineral resource estimate is provided for the Colado deposit of the Wilco Property. The mineral resource estimates identified below have been estimated by Mine Development Associates, Inc. ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The mineral resources expressed in the table below are based on the technical report dated November 30, 2006 titled "Summary Report and Exploration Proposal on the Wilco Property, Pershing County, Nevada" (the "Technical Report").

Colado Resource Tabulation

Resource	Tons	oz Au/t	oz Au	oz Ag
Indicated:	4,750,000	0.032	150,000	-
Inferred:	660,000	0.027	18,000	603,000

The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to the significant metallurgical difficulties associated with this material and the overall low grade of mineralization. The Inferred silver resource is not calculated using a unique model but comprises the silver mineralization associated with the Indicated and Inferred blocks determined using the gold cutoff grades.

Offering: ◆ Units. Each Unit consists of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to acquire one additional Common Share at an exercise price of $◆ per Common Share for a period of two years following the issuance date of the related Warrant. See "Plan of Distribution".

Amount: $◆

Price: $◆ per Unit

Over-allotment Option: The Company has granted the Agent an Over-allotment Option to increase the size of the Offering by an additional ◆ Units. See "Plan of Distribution".

Use of Proceeds: The estimated net proceeds from the sale of Units will be $◆ and, together with the working capital of the Company as at March 31, 2007 of approximately $300,000, the Company will have available funds of $◆, of which $1,299,500 will be used to carry out the Phase I program on the Wilco Property. Over the 12 month period following the completion of the Offering, the aggregate general and administrative expenses of the Company are expected to be $758,700. The remaining costs of the Offering (which includes the balance of the Corporate Finance Fee) are estimated to be $150,000. See "Use of Proceeds".

Risk Factors: An investment in the Common Shares offered hereby is speculative and involves a high degree of risk that should be considered by potential investors. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. These risks include, without limitation, the following:

No Proven or Probable Reserves – Currently, the Company does not have any proven or probable reserves on any of its properties.

No Revenue – To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties. There can be no assurance that the Company will generate any revenues or that the assumed levels of expenses will prove to be accurate.

Title to Properties – The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to properties may be disputed and additional amounts may be payable to surface rights owners in connection with any development or mining activity. Approximately 35% of the Company's mineral rights are on privately owned lands, and approximately 65% of the Company's mineral rights consist of "unpatented" mining claims on public lands owned and administered by the United States government. Mining claims are initiated and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are generally considered to present greater title risk than private real property interests. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If ever adopted, such legislation could, among other things, impose royalties on mineral production from unpatented mining claims located on federal lands and reduce estimates of the Company's future mineral resources and the amount of the Company's future exploration and development activity on federal lands.

Non-Availability of Insurance – The Company maintains certain insurance, however, that insurance contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees – The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements – With the proceeds of the Offering, the Company will have sufficient financial resources to undertake its presently planned exploration and development Phase I programs. Further exploration on, and development of, the Company's mineral resource properties may require additional capital and there can be no assurances that such funding will be available in the future.

Conflicts of Interest – Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development.

Enforcement of Legal Rights – The Company may be subject to the exclusive jurisdiction of foreign courts in the event of a dispute arising at the Company's foreign operations, and may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts.

Exploration and Mining Risks – Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Permits – The Company cannot be certain that it will receive the necessary permits on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company.

Resource Estimates – Although the mineral resource figures included herein have been carefully prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited.

Third Party Discretion – The Company has an agreement with Newmont relating to the Wilco Property. Under the terms of the agreement, Newmont may elect to enter into a joint venture with the Company, after which Newmont will manage the operations of the Wilco Property and the Company will no longer have decision-making authority over the Wilco Property. If Newmont elects not to enter into a joint venture with the Company, the Company may be obligated to purchase all of Newmont's interest in the Wilco Property.

Regulatory Requirements – Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (also see below), protection of endangered and protected species, mine safety, toxic substances and other matters, changes to which are beyond the Company's control, and the violation of which could, among other things, materially adversely affect the Company's operations, business and financial results.

Environmental Matters – All of the Company's operations are subject to environmental regulations which can make operations expensive or prohibit them altogether. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution could have a material adverse effect on the Company. The Company has not purchased insurance for environmental risks because it is not generally available at a reasonable price.

Competition – Competition may result in the Company being unable to acquire desired properties or to acquire the capital necessary to fund its operations and develop its properties.

Ability to Attract and Retain Qualified Personnel – Recruiting and retaining qualified personnel is critical to the Company's success. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel.

Absence of Public Trading Market – Currently there is no public market for the Common Shares, and there can be no assurance that an active market for the Common Shares will develop or be sustained after this Offering. Securities of gold exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares at any given point in time may decline below the initial public offering price and may not accurately reflect the Company's long-term value.

Gold and Silver Price Volatility – The profitability of the Company's operations if production commences will be significantly affected by changes in the gold and silver price.

Foreign Currency Risks - Fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company.

See "Risk Factors" for more details on the above.

Summary Financial Information

The selected financial information set out below is based on and derived from the audited financial statements for the Company from April 13, 2006 (the date of its incorporation) to December 31, 2006, and should be read in conjunction with the financial statements which are attached to this prospectus:

	From April 13, 2006 to December 31, 2006 (Audited)
Total Operating Revenues	Nil
Total Mineral Property Acquisition and Exploration Expenditures	$783,888
Net Loss	$994,535
Net Loss per Share – basic and fully diluted	$0.07
Total Assets	$730,922
Long Term Liabilities	Nil
Total Liabilities	$46,963
Cash Dividends declared per Share	Nil
Shareholders Equity	$683,959

CORPORATE STRUCTURE

Rye Patch Gold Corp. was incorporated on April 13, 2006 under the British Columbia Business Corporation Act ("BCA").

The Company's head office is located at #1740 – 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 2K3 and the Company's registered and records office and its address for service in Canada is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

In this prospectus, a reference to the "Company" means Rye Patch Gold Corp. and, where applicable and as the context requires, includes Rye Patch Gold US Inc., the Company's wholly-owned subsidiary. Rye Patch Gold US Inc. was incorporated on April 18, 2006 under the laws of the State of Nevada, U.S.A.

THE BUSINESS OF THE COMPANY

Description and General Development

The Company is engaged in the business of acquiring, exploring and, if warranted, developing mineral properties in the State of Nevada, United States. Its objective is to locate and develop economic precious metal properties of merit. The principal minerals targeted by the Company are gold, copper and silver.

Significant Acquisitions

The Company's principal asset is the Wilco property (the "Wilco Property"), which the Company holds pursuant to an exclusive lease and sublease from Newmont USA Limited, doing business as Newmont Mining Corporation ("Newmont").

Newmont originally leased and subleased all of its interests in the Wilco Property to North American Diversified Resources Corporation ("NADR") pursuant to an agreement made effective as of December 15, 2005 (the "Wilco Agreement") between Newmont and NADR. Pursuant to an agreement dated for reference April 20, 2006, NADR subsequently assigned all of its right, title and interest in and to the Wilco Agreement to the Company, in consideration for 5,000,000 common shares of the Company (which was issued by the Company on the effective date of the assignment) and US$150,000 in cash (of which US$25,000 has been paid and the balance payable upon the listing of the Company's shares on a stock exchange in North America).

Trends

There are significant uncertainties regarding the prices of gold and silver and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The price of silver, gold and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. Apart from the risk factors, noted under "Risk Factors", management is not aware of any other trends, commitments, events or uncertainties that would have a material adverse effect on the Corporation's business, financial condition or results of operations.

THE WILCO PROPERTY

Geoffrey Goodall, P. Geo. of Global Geological Services Inc. was retained by the Company to complete a report of the Wilco Property dated November 30, 2006 and titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" (the "Technical Report"). The sections of the Technical Report (which extracts are also summarized or duplicated herein) pertaining to the mineral resource estimates of the Colado deposit of the Wilco property were prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of Mine Development Associates, Inc. ("MDA").

The Technical Report was prepared in compliance with National Instrument 43-101-*Standards of Disclosure for Mineral Projects* ("NI 43-101"). Each of Messrs. Goodall, Ristorcelli and Tietz is independent of the Company and is a "qualified person" within the meaning of NI 43-101. A copy of the Technical Report will be available on SEDAR.

Information of a technical or scientific nature related to the Wilco property set forth below and under "Summary of the Prospectus" is extracted or derived from the Technical Report. Messrs. Goodall, Ristorcelli and Tietz have given their consents for the use of extracts from the Technical Report and statements of results and opinions therein as presented in this prospectus. For full details and analysis, please see the full Technical Report.

Property Description and Location

General

The Wilco property is located in north central Nevada, approximately 100 miles northeast of Reno, Nevada near the Colado-Coal Canyon exit on the Interstate 80 freeway. Lovelock, Nevada, located six miles to the south, is the closest community to the property. The Wilco property is readily accessed by the I-80 freeway and the Coal Canyon road which transects the property. Various dirt roads and tracks provide access to much of the property area.

The Wilco property is comprised of 217 unpatented lode mining claims (of which 105 claims comprising 1,320 acres are leased to Newmont and subleased by Newmont to the Company) encompassing approximately 3,240 acres and approximately 5,226 acres of fee lands (of which approximately 3,986 acres are leased to Newmont and subleased by Newmont to the Company) for a total of approximately 8,466 acres.

The 105 subleased unpatented lode mining claims and 1,240 acres comprising the Wilco property are subject to a 2% net smelter returns royalty in favour of Western States Minerals Corporation. In addition, the Company is obligated to pay the owner of the 105 subleased unpatented lode mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly average price of gold), and advance royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

The mineral claims and private lands comprising the Wilco property are contiguous. The Company controls all ground within the property boundary except for a single mining claim (17.98 acres) located within the southern portion of the Willard Hill area. Public lands on which the mineral claims are situated are administered by the Department of Interior's Bureau of Land Management ("BLM") under the Federal Land Policy and Management Act of 1976.

Annual mining claim maintenance fees for the annual assessment year from September 1, 2006 to August 31, 2007 have been paid.

The existing site conditions do not identify any substantial environmental liability. Any likely source of environmental liability would be the Willard Mine that operated in the 1980s to the 1990s. However, the site is closed and the state and federal agencies have closed their permits and case files.

Western States Minerals Corporation, the former operator of the Willard Mine, received the Excellence in Reclamation Award in 1994 for its remediation efforts at the Willard Mine.

Currently, there are no active environmental permits for mineral exploration or mining operations on the Wilco property. The BLM and Nevada Bureau of Mining Regulation and Reclamation permits for the Willard Mine are no longer active and are closed. There are a number of existing Rights-of-Ways (ROWs) that have been issued by the BLM in Sections 14, 26, 27, and 34 T27N, R32E, MDBM of the Wilco project area.

Prior to conducting exploration activities on the BLM-administered lands (unpatented lode mining claims) portion of the Wilco property, a Notice detailing proposed activities must be submitted to the BLM for review and approval. Should proposed surface disturbance exceed five acres or be for mining activities, a Plan of Operations would be required.

Water rights are granted by the State of Nevada, Department of Conservation and Natural Resources, Division of Water Resources. It is currently not known if there are any present water rights issued for the Wilco property area.

Terms of the Wilco Agreement

The Company's interest in the Wilco Property are governed by the terms of the Wilco Agreement. Under the Wilco Agreement, the Company is to make minimum expenditures on the Wilco Property totalling US$3,000,000 (the "Minimum Expenditures") as follows: US$600,000 by December 15, 2007 (this obligation is a firm commitment on the part of the Company); US$100,000 by December 15, 2008; US$500,000 by December 15, 2009; and US$1,800,000 by December 15, 2010. If the Company fails to make the Minimum Expenditures by the applicable deadlines, it must, in order to maintain its interest, pay Newmont 150% of the amount of such deficit in cash, in satisfaction of the applicable minimum expenditure for such period.

During the term of the Wilco Agreement, the Company shall, commencing on December 15, 2011, and for each anniversary date thereafter, pay to Newmont an annual rent of US$84,714.40 (the "Annual Rent"), unless the Company is able to expend a minimum of US$500,000 on the Wilco Property during the preceding anniversary year. The Annual Rent will escalate each year by the percentage change in the prior calendar year's seasonally adjusted Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, as published by the U.S. Bureau of Labor Statistics.

Newmont may elect to enter into a joint venture with the Company (the "JV Option") covering the Wilco Property and any property held by the Company within the delineated area of interest (collectively, the "JV Property") at any time during the term of the Wilco Agreement until the 120th day after the date on which the Company delivers to Newmont a notice containing a positive feasibility study.

If Newmont elects to exercise the JV Option, the parties shall, within 90 days of such election, negotiate in good faith and enter into a joint venture agreement ("JV Agreement") covering the JV Property, with the initial participating interests of Newmont and the Company being 60% and 40%, respectively. As its initial contribution under the joint venture, Newmont shall, subject to its right to withdraw from the venture, incur expenditures totalling US$15,000,000 (the "Phase I Earn-in Expenditures") by the 8th anniversary date of the execution of the JV Agreement. Newmont may elect to earn an additional 10% participating interest (for a total individual interest of 70%) by giving such notice of election to the Company within 90 days after completing the Phase I Earn-in Expenditures and incurring additional expenditures of US$5,000,000 on the JV Property (the "Phase II Earn-in Expenditures"). Newmont will have complete discretion as to the location, extent and timing of all work to be performed for the Phase I Earn-in Expenditures and Phase II Earn-in Expenditures. Upon execution of the JV Agreement, the Wilco Agreement will terminate and the Company will not be required to make any further Minimum Expenditures to maintain its interest in the property.

After Newmont's completion of the applicable earn-in expenditures, the parties will be required to fund future expenditures in proportion to their participating interests, where the failure to do so will result in a party's participating interest being subject to straight-line dilution until such party's participating interest falls below 10%, in which case the defaulting party shall relinquish its participating interest in return for a 1% net smelter returns royalty.

Newmont will be the manager of the joint venture for so long as it maintains a 50% participating interest. Upon completing the applicable earn-in expenditures, Newmont will earn a management fee of (i) 10% of the joint venture exploration expenditures during exploration (except for invoices exceeding US$50,000, in which case the fee would be 5% for the amount over US$50,000); (ii) 5% of the joint venture development expenses during mine development; and (iii) US$7.00 per ounce of gold produced from the JV Property during production (adjusted to reflect the manager's actual cost experience after production commences).

If Newmont elects not to exercise the JV Option, fails to elect the JV Option within the prescribed time or elects to exercise the JV Option and subsequently elects not to complete the Phase I Earn-in Expenditures, Newmont shall sell all of its interest in the Wilco Property, and the Company shall purchase all of Newmont's interest for the aggregate purchase price of US$2,000,000 (of which US$1,000,000 may be payable, at the sole discretion of the Company, in shares of the Company based on the closing price of such shares on a stock exchange averaged over the ten-day trading period ending on the day before the closing date). Newmont's interest in the property will then be reduced to a sliding scale 2% to 5% NSR in respect of all production of gold, silver, and platinum group metals calculated based on the monthly average price of gold, and a 3.5% NSR in respect of production from all other minerals. The Newmont NSR may be offset by any existing NSRs (to a minimum NSR payable to Newmont of 2%).

The Wilco Agreement provides that each party wishing to transfer its interest thereunder must first offer such interest to the other party (the "offered party") prior to selling it to any third party (which sale must be on terms no less favourable than those originally offered to the offered party).

The Wilco Agreement may be terminated by the Company at any time after paying the Minimum Expenditures comprising of US$600,000 and upon giving 60 days' written notice of termination. If the Company defaults under any of its obligations under the Wilco Agreement, Newmont may terminate the Wilco Agreement upon giving 60 days' written notice and, in respect of any default that may not otherwise be cured by cash payment, the failure of the Company to cure such default within a reasonable time after receiving such notice. The Wilco Agreement will also terminate if the JV Agreement is executed by the parties.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Wilco property covers approximately 8,400 acres in the Willard Mining District of Pershing County, Nevada. The property is readily accessed off of Interstate 80 at the Colado – Coal Canyon exit, six miles northeast of Lovelock, NV. A network of unimproved gravel roads provides good access to areas of interest on the property. The Wilco property covers the eastern side of the Humboldt River valley and the surrounding hillsides of the northerly trending West Humboldt Range. The Humboldt River occupies the center of the valley 1 ½ miles to the west of the Wilco property. Elevations range from 3,800 feet in the valley floor to 5,700 feet on the east side in the West Humboldt Range.

The Wilco region is arid to sub-arid desert, with an annual precipitation of approximately 15 centimetres. There are moderate temperature variations recorded for the Lovelock area, from a minimum of -15^0 C to a maximum of 40^0 C, although the average temperature range is -5^0 C in winter and 23^0 C in summer, with an average of 150 frost free days a year. Physical work can be conducted on the Wilco property year round.

Vegetation in the Wilco area is typical of north central Nevada. The valley floor is covered with grass, sage brush and greasewood plants while pinion pines occur sporadically on the hillsides.

The property benefits from excellent infrastructure with a railroad, national, state and county roads and electrical power transmission lines within the property base. Communities such as Lovelock, six miles to the southwest, and Winnemucca, 65 miles to the northeast, are equipment supply and service centres that can provide a good source of experienced manpower.

History

Gold (with minor copper and silver values) and antimony were produced in the Willard mine area between 1905 and 1951. The two old Willard mines produced free-milling gold from surface exposures. Antimony was produced at the Johnson-Heizer and Adriene mines. A total 527 tons of "ore" was mined at Johnson-Heizer during 1916 and 1946; the Adriene mine produced 15 tons of antimony. The Rosal mine was developed for antimony but no production was reported.

In 1979-80, the Getty Oil Company drilled thermal gradient holes to test the Colado geothermal area. In addition, 30 surface rock samples were collected and geophysical surveys were conducted. The sampling and geophysical work was inconclusive, and the area was classified as a weak geothermal system with a maximum reported temperature of 282^0F.

Freeport Exploration Company initiated mineral exploration in the Wilco project area in late 1979 and early 1980, claiming Sec.36, T28N R32E. Bear Creek Mining Company claimed Sec.26. The Southern Pacific Land Company ("SPLC") held Sec.35 and 25. Bear Creek drilled about 13 holes mainly along the range front in Sec.26 (the Homestake Mining Company had also drilled in Sec.26). In the foothills to the east, Freeport drilled 140 holes along a northeast trend near the centre of Sec.36. SPLC drilled 37 holes in Sec.35 and 25; four holes in the pediment in NW/4 Sec.35 had detectable gold values throughout. The geology of Sec.35 was mapped at a scale of 1" = 200 ft, and 200 rock samples were analyzed for gold, silver, arsenic and mercury (results unknown).

Four years later, DeLong (May 1986) reported on the same four-section block (Sec. 25,26,35,36, T28N R32E) which was now called "the Willard project". This project was a joint venture between SPLC and Western States Minerals Corporation (operator). Work focused mainly on Willard Hill in Sec.36. More than 200 additional holes were completed, and the 1985 estimates of pittable reserves were 660,000 tons (undiluted) in four zones, averaging 0.069 oz/t gold and 0.277 oz/t silver

with a strip ratio of 1.4 : 1 using a 0.03 oz Au/ton cutoff grade, with recoveries estimated at 70% to 88.5%. DeLong concluded that the Willard Hill deposit appeared too small for the corporate objectives of SPLC.

In 1987 and 1988, Santa Fe Pacific Mining Inc. ("SFPM") explored the range front and pediment areas to the west and north of Willard Hill, referring to this project as the Colado-Willard prospect. Work conducted included interpretation of aerial photography, geologic mapping (1" = 500 ft), rock-chip geochem, a VLF and ground-magnetics survey, soil sampling for mercury, sixteen reverse circulation ("RC") drill holes, and an IP/resistivity survey.

The 1979-80 and 1981 drilling in the Colado pediment and range front, together with the 1987 surface work, identified four general target areas to be tested by twelve drill holes: 1) a poorly exposed range front fault in pediment in NW/4 Sec.35 whose footwall was anomalous in gold values as intersected by 1981 drillholes; 2) an area of strong structural preparation and alteration in west-central Sec.26; 3) a soil mercury anomaly in central Sec.23; and 4) the NE/4 Sec.27 where altered and mineralized alluvium was noted in geothermal gradient holes. Only eleven holes were drilled due to high costs caused by hot water and steam in the drill holes. Only the second target area in west-central Sec.26 had drill holes with significant intervals of anomalous to low-grade gold values (0.01 to 0.02 oz/t Au). Five additional holes were drilled in this area, to test apparent intersections of major structures. Three of these holes had results similar to the first round of drilling, encountering widespread hydrothermal alteration as well as anomalous to low-grade gold-silver mineralization and strong trace element values (As, Sb, Hg). Mineralization seemed to be concentrated in the western portion of Sec.26 and on into Sec.27. Braginton recommended an IP/resistivity survey of this target area, whose results were reported by Lide (1988) to indicate a north-south tending zone of anomalous polarization response along the section line.

Although the 1987 drilling had defined a considerable tonnage of material in west central Sec.26 in the 0.01 to 0.02 oz/t Au range, Braginton concluded that "exploration efforts at Colado have failed in their objective of providing an immediate augmentation of reserves for Willard Hill," and recommended that the Colado pediment prospect area be split away from the Willard Hill package. The Willard Hill reserves were later mined by Western States Minerals Corporation, with pits, dumps, leach pad and process plant/pond area in the hills of Sec.36 and the E/2 Sec.35. The Colado pediment prospect was further explored as a joint venture (called the "Colado JV") between Santa Fe Pacific Mining Inc. ("SFPM") and Amax Exploration Inc. ("Amax").

Between March 1989 and June 1992, Amax operated the exploration program on the Colado property (called the "I-80 Project"). Amax was looking for a large tonnage, low grade, Florida Canyon type gold deposit. Previously in 1986, Amax had drilled six vertical holes in NE/4 Sec.34. By May 1989, Amax completed an additional 36 shallow, inclined (mainly -60^0 east), reverse circulation (RC) holes, most on a 200 ft grid in west-central Sec.26. This drilling led to the first calculations of the tonnage and grade of the Colado resource.

In 1990 Amax completed 20 more holes of fill-in drilling to better define high-angle mineralized structures. A second resource calculation essentially confirmed the first one.

A second round of metallurgical testing produced about 50% recovery. Amax also completed three core holes in order to compare core results with RC chip results, and to get additional samples for metallurgical testing. Column leach tests of crushed core resulted in very low (15%) recovery.

The prior resource estimates were not calculated using CIM standards on mineral resources and reserves and did not conform to current reporting practices. The prior resource estimates were not relied upon by the authors of the Technical Report for the current evaluation of the Wilco property.

In April 1992, bottle roll tests after acetone washing of core composites resulted in improved but still very low recoveries. In June 1992, Amax terminated the Colado JV and SFPM took over operation of the project,. In 1992, seven RC fill-in holes were drilled by SFPM, and clay samples were sent for XRD analysis.

In 1993 SFPM performed airphoto analysis and drilled eleven RC holes, all but one in the immediate Colado resource area. Samples of 1993 drill cuttings were submitted to Barringer Labs for leach tests, and specimens of 1987, 1989, 1990 and 1992 drill cuttings were submitted to Spectrum Petrographics for thin section study. Two test soil temperature survey lines were run in December 1993. All previous coordinate data was translated to Universal Transverse Mercator (UTM) coordinates.

In 1994, a summary report on the geology and exploration potential of the Colado resource was prepared. Soil temperature survey lines were completed over the Colado and Oreana pediment. Also at Oreana, there was some detailed mapping and lithogeochemical sampling at the Johnson-Heizer mine. Specimens from the 1987 and 1993 drilling programmes were submitted to Spectrum Petrographics for thin section study. At Colado, geologic/alteration mapping at 1" = 200 ft and local sampling of the south Colado project area (SW/4 Sec.26 and NW/4 Sec.35), identified three new targets: two large circular features interpreted as paleo-hot springs basins, one about 2,000 ft to the north and one about 2,000 ft to the south of the resource area, and a ridge in the range front about one mile northeast of the resource area. An IP/resistivity survey also identified three new targets: one deep in the centre of the resource, one at the east edge of the resource, and one at the southwest edge of the Colado resource area.

In 1994, SFPM drilled thirty-three inclined and vertical RC holes: eight holes tested lateral and down-dip extensions of the hypothesized N-S feeder zone in the resource, two holes tested the deep intersection of the N-S and NW feeders in the centre of the resource, four holes tested the east edge of the resource, one hole tested the southwest edge of the resource, ten holes tested the circular feature about 2,000 ft southeast of the centre of the resource, three holes tested the circular feature about 2,000 ft north of the centre of the resource, four holes tested the ridge about one mile northeast of the resource area, and one hole was drilled near the Johnson-Heizer mine at the edge of the Oreana range front. Results were described in SFPM Monthly Reports, the last of these is dated January 27, 1995. Newmont conducted a 24 hole RC drill program on both the Colado and Willard areas in 2003.

The Willard Mine, located in Sec 36 T28N R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. The heap leach operation continued through to 1992 and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered.

Geological Setting

Regional Geology

Most of the Willard district is underlain by sedimentary rocks of the Auld Lang Syne Group of Triassic and Jurassic age that is composed of generally northerly trending, west dipping shale, sandstone, quartzite and limestone rocks. The Humboldt Valley is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range, with Tertiary sediments (Ts) and Quaternary alluvium (Qs) composing the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanics occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon. A similar thrust contact is postulated under Willard Hill.

Cenozoic structure is represented by Basin and Range faulting which started during the Miocene and continues today. These are generally high angle normal faults along the range front, with parallel faults within the range and pediment. In the Colado region, these have a NW, N-S and NE strike. Some older reverse faults associated with the onset of Basin and Range faulting strike E-W. Interpretation of air photo lineal features identified five structural trends (N-S, E-W, N45^{0}W, N45^{0}E, N70^{0}W) in the Colado property area. A major NW structure is inferred in Coal Canyon on the basis of aero-magnetic data (unpublished SFPM survey data), and the lack of stratigraphic or structural continuity across the canyon.

Property Geology

The detailed property geology of the Wilco property has been divided up into the two key areas of interest – the Colado and the Willard areas.

Colado Resource Area

Colado Lithology

The gold silver mineralization at Colado is hosted by altered Mesozoic sedimentary rocks uncomfortably overlain by Tertiary volcanics. A description of the lithostratigraphic column has been developed for practical

logging purposes, based on microscopic examination of drill cuttings, correlating observations with microscopic examination of a suite of chips taken from outcrop which represent the full range of lithologies and alteration facies observed in surface mapping. Consequently surface mapping and down-hole logging are mutually consistent, so that the mineralized envelope can be defined and described with the best possible accuracy and precision.

Mesozoic: JTs- Siltstone / Mudstone: These rocks are the equivalent of the highly deformed and slightly regionally metamorphosed Triassic-Jurassic Auld Lang Syne Group, represented by siltstone, mudstone and very fine sandstone, probably formed in shallow marine and deltaic environment. These rocks are composed of subangular to subrounded detrital quartz grains, with cryptocrystalline quartz matrix cement to 70 – 80% and local finely disseminated pyrite to 1%. The lower portion of this unit is typically carbonaceous and more pyritic as well. The top of the carbonaceous siltstone does not necessarily conform to bedding; rather it probably represents a temperature boundary where the carbon has been "cooked" out of the overlying siltstone by the hydrothermal system.

Tertiary: A bimodal suite of mafic and felsic rocks covers most of the Mesozoic sediments especially in the resource area, and are represented by andesite, rhyolite and rhyolitic tuffs, covered by fanglomerate and semi-consolidated gravel.

Ta – Andesite: Light to medium green (propylitic alteration) and medium orange brown, very fine to medium crystalline andesite/latite porphyry. Usually displays pervasive cataclastic breccia, locally completely altered to qtz + clay + K-feldspar + opaques in a microcrystalline (chilled) matrix.

Trt – Rhyolite and Rhyolitic Tuffs: Light gray to light brown, very hard, microcrystalline to finely crystalline rhyolite and/or densely welded rhyolitic tuffs, with abundant glass shards, which are diagnostic. During silicic alteration glass shards are in equilibrium with introduced silica and remain intact, providing evidence of the rhyolitic nature of the protolith.

Tf – Fanglomerate: Tertiary agglomerate and slope debris composed primarily of boulders, cobbles and gravel of JTs and Ta / Trt fragments. Often strongly hematitic and silica-altered.

Tg - Gravel: Semi-consolidated gravel with clasts of sandstone, siltstone and rhyolitic rocks. Fragments are often hard, silicified. Locally strongly argillized at base with angular sand in white, pink or red clay. Clay ranges from 5' to 30' think, and may represent an acid-leached argilically altered rind of underlying hot-springs silica-alteration. Boundary with underlying Tf often indeterminate.

Quaternary: Qac – Undifferentiated eolian sand / silt, alluvium and colluvium. Light brown, soft, unconsolidated to poorly consolidated sand and sandstone, angular to subrounded, with calcite cement. Contains pebbles to cobbles of heterogeneous origin, including any or all of the above-described units.

Colado Structure

The Colado portion of the Wilco property covers an area of about 3500 feet by 2000 feet, centered on an epithermal low-sulphidation gold-silver deposit formed by hydrothermal fluid flow concentrated at the intersection of several extensional faults, trending N-S, NW and E-W and down dropping the units to the west. From this center of hydrothermal activity the mineralizing solution spread laterally into a package of rocks consisting of Mesozoic siltstone and Tertiary andesite, rhyolite and rhyolitic tuffs, mainly following bedding planes in the sediments and internal layering within the volcanics.

These permeability-controlled pathways permit a widespread flooding of alteration from the fault-intersection hydrothermal source, producing a classic mushroom-shaped zone of intense silica alteration and a closely related mineralized envelope. This system trends N-S to NNW and dips 10° to 25° west, generally following bedding as well as the paleorelief between the Tertiary volcanics and the underlying Mesozoic sediments. Most of the feeder faults that provided conduits to generate this system were later healed, leaving a very solid silica mass that was little affected by post-mineral faulting.

The metasedimentary rocks are slightly to strongly folded as a result of thrust faulting and recumbent folding during the Mesozoic Luning - Fencemaker thrusting event. Strata generally strike NW and dip 20° to 40° SW. The later Tertiary steeply dipping, top-to-the west, brittle extensional faults overprinted and locally complicated the older structures generating a favorable environment for mineralization.

Colado Alteration

High-level low-sulphidation type hydrothermal alteration is present at Colado and is commonly represented by a combination of very fine grained silica replacement and quartz-chalcedony-opal veining, hydrothermal breccias, argillization, propylitization, pyritization and oxidation. Silicification, as the dominant type of alteration, is shown separately on drill cross-section and maps, overprinting original rock types. This interpretation of the geology yields a distinct stratigraphic sequence and subsequent mineralized silicification event. This distinction has resulted in an identification of the main hydrothermal pathways which ultimately determine the three-dimensional shape of the hydrothermal system and the mineralized envelopes.

Geologic maps and cross-sections presenting the alteration and mineralization envelopes as interpreted from drilling display a westward-skewed mushroom shape, suggesting a hydrothermal plume with the main central upflow zone coincident with the center of the Colado gold resource.

Silicification: Silicified rocks are composed of opal, chalcedony and microcrystalline quartz and overprint original rock textures. Color of the silica varies from light gray, brown to white and is locally crystal clear. The silica is often stained red to pink due to iron oxides; yellow due to iron oxide and/or adularia; or green caused by clay and chlorite. There are multiple stages of brecciation and silicification, generally associated with secondary veinlets of quartz, intermediate clays, K-feldspar, fluorite, barite and calcite. Locally dissolution and replacement features suggest boiling. Pyrite-derived hematite staining is common in breccia zones and typifies the highest degree of alteration and is generally associated with gold-silver mineralization.

Argillization: Clay alteration tends to have two different modes of occurrence at Colado: it is either relatively pervasive or filling small, discrete voids. The latter mode often occurs in strongly silicified rhyolitic rock. Locally the andesite is completely argillically altered.

Carbon: Carbon can be remobilized, or "cooked" out of the rocks by the hydrothermal solutions, and re-deposited in a cooler location, and so it is an indicator of the temperature of a system. Its presence is also important because it inhibits cyanide extraction of gold. At Colado there is a carbonaceous unit in the lower portion of the JTs siltstone, the top of which slopes gently to steeply toward the west (10° to 25°, locally much steeper in vicinity of regional faults) roughly parallel with the overlying silica alteration cap. The carbon unit probably marks the lower limit of the hot springs system as it spread outward from its source along bedding controlled permeability.

Oxidation: The boundary between oxidized and reduced rock is commonly encountered between 175 to 260 feet vertical below the surface. The redox boundary on average is intersected at 215 feet but can be as shallow as 117 feet (DCO-31) or as deep as 433 vertical feet (DCO-28). The boundary is usually transitional over ten to twenty feet. Zones of hydrothermal breccia often contain both fresh pyrite and iron oxide intermixed, whether above or below the redox boundary, and are generally given less weight than the overall character of the rock when the redox boundary is picked.

There is no direct correlation between the redox boundary and the present water table. They often occur close together, but they are sometimes separated so widely that the redox boundary is obviously a much older event.

Willard Mine Area

The geology of the Willard gold-silver mineralized area was also evaluated by the Company in 2006 using the same digital mapping system as at Colado on a scale of 1" = 100 and is presented as Figure 7. Mapping of the well exposed old pits and evaluation of the most recent drilling completed by Newmont was conducted. During this evaluation special attention was made to the gold-silver mineralized lithologies, as well as to the structural control and the associated hydrothermal alteration.

The Willard area referred to in the Technical Report is the Willard Mine area in Section 36, T.28N., R.32E., of the Lovelock 15' quadrangle and is not to be confused with the workings in Sections 25 and 26 which are also labelled "Willard Mine", but are on the Oreana 15' quadrangle. The historic gold deposit is wholly within Section 36 except for a small zone in extreme eastern Section 35 on projection from the Willard Hill Zone. The southern portion of the Willard Mine lies on mineral claims held by others. The area is part of the Willard District which includes several old antimony mines and prospects, located one to three miles north and east. The largest of these was the Johnson-Heizer which produced a little over 500 tons of antimony ore up to 1946.

Willard Mine Lithology

The Willard Mine gold mineralization occurs in metasedimentary strata of the Triassic-Jurassic Auld Lang Syne Group, which includes siltstone, mudstone, sandstone, limestone and phyllites. Tertiary volcanics, dominantly rhyolitic tuffs, cap the top of the range to the east. Isolated narrow dikes and sills of strongly altered felsic and mafic rocks, often spatially associated with the gold mineralization, are the only exposed Tertiary intrusives, spatially associated with the gold mineralization. The lithologies consist of the following map units well exposed in the Willard pits:

Triassic-Jurassic: JTs – Thin to medium bedded varicolored siltstone with intercalations of silty mudstone and locally sandy limestone lenses. Siltstone is the principal host for gold mineralization and epithermal quartz veining. Calcareous siltstone is not uncommon in the mineralized zone on Willard Hill, suggesting that the original, unaltered rock was probably calcareous. The siltstone unit is in fault contact with underlying phyllite and is thickens to the west.

JTphy – Green to grayish green phyllite, interbedded with gray claystone, silty mudstone and siltstone. The phyllitic structure is commonly subparallel to the bedding and is the strike and only locally is at an angle to the true sedimentary bedding. Usually these fine rocks are mineralized only along feeder zones, where are cut quartz veins and stockwork and associated quartz-hematite hydrothermal breccias.

Tertiary: Trt – Rhyolite and Rhyolitic Tuffs: White finely crystalline rhyolite and/or densely welded rhyolitic tuffs.

Tif – Felsic intrusive: White to light gray argillized felsic (?) dikes and sills locally brecciated and hematitic. These rocks are cut by epithermal locally gold bearing quartz veins (up to 0.15 oz Au/ton), so are pre-mineral in age.

Tim – Mafic intrusive: Light greenish gray, fine grained mafic (diabase?) dikes and sills, propylitically to argilically altered. Where strongly bleached, diabase superficially resembles felsic intrusive. The diabase is unveined, but is inferred to be pre-mineral also. Petrographic descriptions of the intrusive are lacking.

The relationship of igneous activity to the gold forming event is unclear. The felsic intrusive dikes and sills may be associated, but no large mass has been identified from drilling to date.

Willard Mine Structure

The Triassic-Jurassic metasedimentary strata hosting gold mineralization at the Willard mine area are gently to recumbent folded with several small-scale thrust faults. Bedding in the siltstone is generally northwest striking, southwest dipping, but local changes due to small scale folding are not uncommon. An antiform under Willard Hill and a crude synform under East-West Draw, both of which plunge to the west, are the significant folds.

Previous drilling data suggest a pre-mineral thrust fault forming the siltstone – phyllite contact. The contact is gently folded into an easterly-trending antiform that plunges 25° to 30° to the west. In the Willard Hill pits the contact between the phyllite and siltstone is a major E-W trending and west dipping high angle fault zone cutting sharply across topography. The fault is occupied by a clay matrix supported breccia, locally ferruginous, affecting the stability of the north wall of the Willard Hill pit.

Extensional faults of Tertiary age and related transfer faults acted as principal feeders for the hydrothermal fluid flow and associated alteration and gold mineralization. Impressive mineralized open space extensional

faults and associated fractures and hydrothermal breccia zones are the dominant trends for mineralization. In order of their importance, the dominant structures are a series of faults trending E-W, N-S and NE. These faults down drop units to the west and north-west offsetting lithologies and thrusting related low angle faults and shear zones. Three major E-W trending feeder faults representing the main structural control of mineralization were recently mapped in detail in the Willard Hill pits representing promising structural targets for identifying high-grade mineralization at depth. Silicification, argillization, quartz veining and associated higher-grade mineralization cut across or followed these feeders, in both hanging wall and to lesser degree footwall rocks regardless the lithologies. The E-W Willard Hill trend is preferred by the silicified hydrothermal quartz breccia zone which contained high grade gold mineralization at the surface (up to 1oz Au/ton). Drill testing of the E-W feeder structures is recommended.

Willard Mine Alteration

Hydrothermal alteration ranges from propylitic, to argillic to quartz-sericite to quartz-adularia, to silicification, and finally quartz veins. Silicic assemblage as the dominant type of alteration is represented by moderate to strong pervasive silicification of the metasediments, quartz veins and veinlets, silicified breccia and / or stockwork. Shallow type alteration is locally present at the east margin of the resource area and includes chalcedony and quartz-calcite veins. There are abundant sericite, secondary quartz and less common calcite in some of the silicified areas. Small barite crystals were noted in thin sections from some of the quartz veins.

The volume of carbonaceous rock within the upper siltstone unit oxidized by circulating groundwater is undetermined; however there appears to be a carbon interface at depth that extends well beyond the limits of obvious quartz veining. Argillic alteration of siltstone and felsic occurs in and near faults and shears and appears to be structurally related, at least megascopically. Hematite stained siltstone is not uncommon and presumably resulted from the oxidation of small amounts of indigenous iron sulphides in the originally carbonaceous rocks. Small amounts of goethite and jarosite are common in the oxidized upper portion of quartz veins and breccias, probably indicative of hypogene sulphides.

Mineralization

Colado Mineralization

Gold mineralization at Colado is controlled on a larger scale by the factors that produced and confined the low-sulphidation hydrothermal system, and there is a rough correlation between the overall dimension of the strongly silica-altered zone and the mineralized envelope. Together, the strongly silica-altered rocks and their accompanying gold mineralization constitute the mineralized silica cap of the system, in which the gold is probably controlled by fine, randomly oriented stockwork and veinlets. The bulk of this cap is bedding (siltstone) and layering (volcanics) controlled, but its overall dimensions are controlled by the feeder structures, specifically an intersecting set of faults which trend N-S, NW and E-W.

Within the outline of the mineralized envelope, gold mineralization is very consistent. The mineralized zone is up to 450' thick, and dips gently west from -10° to -25°, averaging about -18° and generally following the regional dip of the bedding. Within this obviously bedding-controlled mineralized envelope (which is well defined by the 0.010 oz Au/ton contour on the sections) there are higher grade zones which are also generally bedding-controlled, but which tend to be closer to the extensional faults and appear to have acted as main feeders, especially at their intersection. High grade bonanza type mineralization may occur at depth, especially along E-W trending faults.

Five categories of mineralization have been observed at Colado:

1. Coarsely crystalline quartz, usually white unless oxide-stained, that occurs as void-filling material. This style of quartz is generally an indication of extensional fracturing or faulting.

2. Chalcedonic and opaline silica are pervasive at Colado, replacing the host rock or infilling tectonically created open spaces.

3. Calcite – increases away from the center of hydrothermal activity where quartz-calcite veins are dominant to chalcedony-calcite veins and finally calcite veins that locally form large outcrops.

4. Pyrite is usually present, especially in zones of hydrothermal breccia.

5. Hematite usually occurs at Colado as a stain on fractures and is formed at relatively high temperatures that are often associated with gold deposition.

Silver to Gold Ratios

Ag/Au ratios have been calculated in the past for fifty-two drill holes at Colado. Ratios range from less than 1 to 245. The average ratio is 15.8, the median is 10.0, and the standard deviation is 19.2. A comparison of published data for the Sleeper deposit indicates three styles of mineralization based on the Ag/Au ratio can be distinguished:

High-grade bonanza mineralization	Ag/Au <1
Breccia mineralization (0.10 to 1.0 oz Au/ton)	Ag/Au= 3 to 6
Stockwork mineralization (<0.1 oz Au/ton)	Ag/Au = 10

While Ag/Au ratios are impacted by a variety of factors such as host rock lithology, structure, permeability and chemical composition and temperature of the hydrothermal fluids, the above comparison indicates that a majority of mineralization identified to date at Colado may be within a stockwork classification.

Willard Mine Mineralization

Gold mineralization at the Willard Mine is controlled by both stratigraphy and structure. Western States Minerals Corporation describes the gold mineralization as being stratabound within the siltstone unit close to the contact with the underlying claystone. Interbedded sedimentary layers deposited above the claystone unit have been preferentially altered and mineralized. The Willard gold deposits occur where these favourable beds have been sufficiently fractured, brecciated and lie in proximity to feeder fractures. The feeder structures range in strike from north-northeasterly to easterly and indicate that the mineralizing process was primarily fracture controlled.

Gold at the Willard Mine is closely associated with silicification, drusy quartz veins and microveins. Argillic alteration is typically absent in mineralized intervals. Minerals typically associated with the epithermal mineralization include quartz, fluorite, barite, native gold, electrum, agularite, sphalerite, galena, chalcopyrite, pyrrhotite and pyrite. Calcite veins occur peripheral to the gold bearing areas as calcium carbonate leached from the host rock.

The Willard gold resource represents an epithermal low-sulfidation (quartz-adularia) deposit covering an area of about 2,700 by 2,700 feet containing gold in drill holes at the 0.01 ounce per ton level. Within this large area, two major and four minor mineralized zones comprise the resource area. In order of decreasing geologic potential, the zones are: East-West Draw, Willard Hill, Southwest, Honeybee-Nose and Section Line. All but the Honeybee-Nose and the southern portion of the Willard Hill zone falls within the ground controlled by the Company.

Low-sulphidation type epithermal gold-silver mineralization was likely introduced at Willard during late Miocene regional extension and associated hydrothermal activity. Radiometric data from adularia in a vuggy quartz-adularia vein indicate an age of 6.1 ± 0.3 m.y. age for this event probably related to high regional heat flow and deep conductive heating of groundwater. Controls on the localization of the gold-bearing solutions were both structural and lithologic. The host rocks of the gold-silver resource are originally carbonaceous and calcareous siltstone and locally phyllite, which are now oxidized in the pits area. A network of drusy quartz veinlets, quartz vein breccias and silicified breccias carries most of the gold-silver mineralization explored to date, which forms a semi-stratiform blanket above and roughly conformable with a postulated thrust contact with underlying phyllitic claystone.

Veinlets range in size from hairline to as much as four inches in width, averaging less than 1/2 inch wide. Typically, the veinlets have drusy quartz crystal linings with limonitic or hematitic iron oxide coatings. Less common are veinlets of white chalcedony and white microcrystalline quartz. The veinlets form a network that is generally more close-spaced in gold-bearing structural zones. Veinlets parallel to bedding are rare.

Breccias range in size from a few inches to tens of feet wide and may have tight, planar walls or sinuous, anastomosing structure. The largest of this breccia type occurs at the south end of cross section 568,600E near the Southwest mineralized zone. Vein breccias, like veinlets, may contain over an ounce per ton gold in selected samples, but usually

contain less than 0.10 oz Au/ton and may be barren. Massive coarse grained (bull) quartz veins are not uncommon in the siltstone, but these are believed to be metamorphic in origin and older than the epithermal quartz veins and related gold mineralization.

Pyrite, probably indigenous, is present in small amounts in the carbonaceous siltstone; its oxidation by groundwater could have helped leach carbonaceous material.

Hypogene oxidation of the carbon by mineralizing solutions does not appear to be a major factor as the carbon-poor (or carbon depleted) horizon extends west to the range front in Section 35, well away from mineralization although not from quartz veining.

Historic Willard Mines

At the two historic Willard mines, gold was mined from quartz veinlets in fracture zones and breccia along northeast-striking faults that dip to the northwest. The "ore" was free-milling gold and silver from surface exposures. Copper, lead and zinc were associated with the gold in the quartz veins. Hematite staining and strong silicification are associated with quartz veinlets and faults at both Willard mines. North-trending faults cutting the mineralized structures are neither mineralized or silicified, and therefore presumed to post-date the mineralizing event. At the Willard Hill epithermal deposit in Section 36, gold is associated with an oriented network of quartz veinlets and vein breccias that generally cut across bedding at moderate to steep angles. Lithologically controlled disseminated gold may be present but does not appear to be significant.

Antimony was produced from the Johnson-Heizer and Adriene mines which are both located on northwest-striking faults that dip to the southwest. Quartz veins are not found at the historic antimony mines. Hematite staining, though much less intense than at the historic Willard mines, is common. At the Johnson-Heizer mine, hematite staining is limited to the fault zone and is often difficult to distinguish from the red-brown weathering of the Mesozoic sediments.

Exploration

Since acquiring the property in April, 2006, the Company has undertaken a program of detailed geological mapping on the Wilco property to determine the extent of the alteration and gold-silver mineralization.

Recent evaluation of data available at Colado and Willard, from several drilling programs within the gold-silver resource areas, combined with detailed digital surface and pit mapping have allowed a better understanding of the geologic parameters controlling the mineralization, especially the structural controls on the hydrothermal fluid flow, and the implications those controls have for further discoveries within the combined Wilco project area. Applying the low-sulphidation epithermal model, of which Colado and Willard are both examples, there remains potential for expansion of the known Colado resource and gold mineralization at Willard Mine area in at least two preferred orientations:

1. High-grade "bonanza" mineralization as typified by the Midas or Sleeper deposits. High-angle faults controlling fluid flow and mineralization would be the main exploration target

2. Along-strike and down dip extensions of the existing gold-silver resources, including potential for new mineralized zones. Gold deposits of this type may consist of multiple mushroom-shaped mineralized bodies; each one can narrow with depth into a structurally controlled hydrothermal conduit potentially hosting higher grade mineralization.

Drilling

A total of 579 drill holes totalling 172,028 feet have been drilled on the Wilco property between 1981 and 2003. Most of the holes were shallow and concentrated on the known mineralized areas. See "History".

The Company has not conducted any drilling on the Wilco property.

Sampling and Analysis

The Company has conducted preliminary sampling of the Wilco property. A total of 29 rock samples were collected over various outcrop exposures of mineralized rock. Samples were collected in a systematic fashion and descriptions made of the location, rock type, degree and type of alteration and other diagnostic features. The samples were submitted to American Assay laboratories in Sparks, Nevada for multi-element analyses.

Previous sampling was conducted by major mining companies collecting adequate representative samples. No sample material from these previous programs is available to conduct check or confirmation assays.

A site visit was conducted by Paul Tietz, C. P. Geo., Senior Geologist with MDA, on September 19, 2006. Nine surface samples were collected from the Colado property for the purposes of verifying gold and silver mineralization. The center of the mineralization was not able to be sampled due to the extensive post-mineral cover. By necessity, the surface samples were from outcrops along the periphery of the mineralized area where the drill-indicated mineralization is at some depth beneath the exposed host rocks.

The MDA samples were kept in MDA's possession until they were delivered to ALS Chemex Laboratories (Reno, Nevada) for analysis. The samples were assayed for gold and silver by standard fire assay with atomic absorption ("AA") finish procedures. The assay results from the nine MDA samples highlighted in the table below confirm the presence of weak gold and silver mineralization in the Colado project area. No samples were collected for verification purposes from the Willard Mine area.

MDA Verification Sample Results

Sample ID	Sample Type	Au Grade (oz/ton)	Ag Grade (oz/ton)	Sample Comments
WLPT-1	5-ft chip	0.003	<0.006	Clay alt'n within E-W fault in volcanics.
WLPT-2	Grab	0.004	0.018	Silicified rhyolite volcanic within N-S fault.
WLPT-3	Grab	0.005	<0.006	Silicified andesite volcanic along N-S fault.
WLPT-4	Grab	<0.001	<0.006	Silicified siltstone footwall to E-W fault.
WLPT-5	Grab	0.009	0.018	Silicified rhyolite volcanic within E-W fault.
WLPT-6	8-ft channel	0.005	0.015	Silicified strongly fractured siltstone.
WLPT-7	12-ft channel	0.009	0.015	Silicified strongly fractured siltstone.
WLPT-8	12-ft channel	0.006	0.012	Silicified strongly fractured siltstone.
WLPT-9	12-ft channel	0.004	0.012	Silicified strongly fractured siltstone.

The first five samples were collected in the southeast part of the mineralized area from predominantly silica-altered Tertiary volcanic rocks. A single sample was taken from a clay-altered fault zone while another was from silicified Mesozoic siltstone. All samples, except for the silicified siltstone (sample WLPT-4), returned anomalous gold. The samples anomalous in silver were relatively lower in value which could be explained by the significant leaching and remobilization of silver within the near-surface oxidized zone that is in evidence within the down-hole drill data. None of these sample locations are within the current Colado mineral envelope.

The last four samples were collected from within an east-west trending ravine that cuts down into the Mesozoic basement sedimentary rocks on the east side of the Colado mineralization. The samples (WLPT-6 through 9) were continuous channel/grab samples along the south wall of the ravine and the results indicate an approximately 50 foot long zone of weak mineralization. This surficial mineralization is located about 100 feet up-dip from the eastern limits of the Colado drill-indicated mineralization.

Analysis of Historical Data

MDA was provided digital data for the total Wilco property, which includes the Colado mineralized area on the west side of the property and the historic Willard Mine area to the east. The digital data package consisted of recently compiled drill-hole collar, survey, geochemical, and geology information, along with copies of almost all drill logs and copies of many of the original assay certificates. The data package also included copies of numerous historic maps

showing both drill-hole locations and general project geology. The gold and silver geochemical data file is fairly comprehensive and contains the original gold and silver analyses along with all known check assays. Cyanide-leach analysis gold values, which were the primary analytical method in many of the early Willard holes, are also included. A separate trace element geochemical file contains assay results for up to 50 elements though the majority of the trace analyses were for arsenic, mercury and antimony.

The database contains 579 drill holes. MDA segregated those drill holes pertinent to the Colado resource area, defined as being located north of Nevada State Plane 2,002,000 North and west of Nevada State Plane 564,500 East. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003.

The Colado data was queried for consistency and accuracy, looking for miss-marked and/or miss-located drill holes, erroneous footages for the down-hole depths, invalid sample intervals and assay values, and other similar data checks. When potentially invalid data was discovered, the database was checked against the digital copies of the original drill data. The validation process included random checks of the drill data, primarily focusing on the collar and assay data. Specific checks were also made of all sample intervals (a total of 30 samples) that contained gold values greater than 0.1 oz Au/ton. Database collar locations were compared with the drill-hole locations noted on the historic maps while a final check on the collar location data was conducted when MDA plotted the drill holes in both plan and cross-section. The latter cross-section check was especially useful in finding errors, or needed adjustments, to the collar elevation data.

While the database validation effort focused on the Colado drill holes, errors were also found within some of the Willard data and these were corrected as they were discovered. A comprehensive audit of the Willard data was not completed by MDA and further validation efforts would be required before a classified resource estimate could be completed at Willard.

The Colado database validation effort resulted in corrections to the collar or survey data for 43 Colado drill holes. The more significant of these corrections include:

1. The removal of two holes from the Colado database (drill holes W-22 and W-133, both actually located in the Willard area).

2. Elevation corrections to sixteen drill holes, with two holes being over 100 ft in error (likely a data input problem). The other fourteen were changed by up to 25 ft to match the digital topography.

3. All 16 of Newmont's 2003 "WCN-" holes were mis-located by approximately 700 ft

Validation of the Colado drill-hole gold and silver geochemical data resulted in corrections to 36 sample intervals. Fourteen intervals with significant gold values (>0.01 oz/ton) were revised due to either initial data input errors or inconsistent or missing check values. The most significant of the changes were the revision of two five-foot sample intervals from 0.438 oz Au/ton in the original data to 0.004 oz Au/ton. The majority of corrections were minor, mostly detection level conversion errors or the replacement of a "0" value with a less than detection level value.

The original data package used a "0" to indicate a missing sample or no sample taken. MDA replaced this value with a "-9" designation. The original data package used a negative sign to indicate a less than detection geochemical value, (*i.e.*, -0.001 oz Au/ton to denote a less than a 0.001 oz Au/ton sample value). MDA replaced the negative value with a positive value one fourth of the detection limit (*i.e.*, 0.00025 oz Au/ton instead of -0.001 oz Au/ton).

MDA conducted spot checks of the drill hole geology data against the digital drill logs, emphasizing critical areas. After reviewing many of the geologic logs, it was noted that the drill intervals logged as "massive, pervasive silicification" (in which the original protolith textures have been destroyed) were all designated as Tertiary rhyolite in the database creating significant stratigraphic and structural confusion during analysis of the initial geologic cross-sections. After discussing the issue with Mr. Radu Conolea (the Company's geologist), and realizing that all rock types at Colado can be pervasively silicified, pervasively silicified rock was segregated into a separate unit. This change simplified the geologic model.

The Colado resource area contains 171 reverse circulation ("RC") drill holes and three core holes with a total of 14,342 sample intervals. Of the total intervals, 4,020 intervals have a final gold value (accepted for use in the resource

estimation) of greater than 0.005 oz Au/ton and 30 sample intervals assaying greater than 0.1 oz Au/ton. The highest gold value is 0.632 oz Au/ton. There are 3,650 samples assaying greater than 0.05 oz Ag/ton, 38 samples assaying greater than 1.0 oz Ag/ton and the highest silver value is 5.9 oz Ag/ton. The Ag:Au ratio is approximately 10:1.

The database was loaded into Surpac mining software which was used in the geologic modeling and resource estimation analysis.

Colado Sample Quality Assurance/Quality Control

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado. Only the 1993-1994 Santa Fe Pacific Gold drill program conducted a systematic check assay program. None of the drilling programs to MDA's knowledge used standards or blanks to validate the drill data.

No new check assay or sample evaluation work was conducted by MDA on the historic drill samples due to their lack of availability. The Company has not conducted any drilling on the Colado property. No historic samples exist on which to perform this work. However, the specific companies involved at Colado and the number of companies involved adds confidence to this database.

The Santa Fe Pacific Gold check assay data contains 478 original/check pairs in which the original sample was analyzed by Bondar Clegg Lab by fire assay with an atomic absorption finish (FA AA). Significant assay intervals were re-analyzed by ALS Chemex by fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

MDA utilized the Santa Fe check data to construct graphs demonstrating the relative difference between the pairs of gold grades and the absolute value of those differences. The relative difference shows a generally low bias in the Chemex checks versus the original Bondar Clegg assay values. There are no analytical data from standard samples to determine which laboratory is right. Except for within the 0.011 to 0.018 oz Au/ton grade range, where the duplicate sample low bias is less pronounced, this 5%-15% low bias is fairly consistent. There is indication that the bias becomes smaller at the higher grade ranges.

The low bias in the Chemex duplicate checks, and especially the increased low bias at the lower-grade range (<0.008 oz Au/ton), is assumed to be partly a reflection of the sampling bias inherent in the Santa Fe check program. Check assays were only re-run on mineralized intervals so it would be expected that the duplicate assays would have a tendency to be on average lower grade than the original assays. This bias would be exacerbated within the lower-grade ranges where a small decrease in grade from original to check value would result in a larger relative difference. There is also a concern that the Chemex values have less precision at the lower grade ranges due to the gravimetric finish used on the check duplicates. The detection limit is 0.002 oz Au/ton for the gravimetric finish versus 0.001 oz Au/ton for the AA finish used in the Bondar Clegg original samples.

The absolute value of the relative difference presents the difference resulting from both the inherent natural variability of the mineralized material plus any sub-sampling and analysis errors. The graph of Colado absolute values shows variability of between 20% and 40% across all economic grade ranges. Close to half of this error is due to the low bias in the check duplicates. It is unknown how much of the remaining error is due to either natural gold distribution or sampling/analysis errors. When one includes the expected at-rig sampling errors, the total sample result variability would increase.

Future exploration will require a more rigorous check assay program. Duplicate check samples should be collected at regular intervals from within all stages of the sampling process, including duplicate samples collected at the drill rig, duplicate coarse rejects within the lab and duplicate pulps from the individual coarse rejects. The duplicates should be assayed both within the original lab and also sent to a second lab as a check on the original lab's results.

The Company has not conducted any drilling on the Wilco property.

Mineral Resource Estimates

In August 2006, the Company requested that MDA complete a resource estimate on the Colado deposit of their Wilco project. The purpose of the estimate is for a first-time public disclosure of the resources at Colado, where 174 drill

holes define the deposit area. The Colado drill-hole assay database contains 14,123 gold assays and 11,564 silver assays.

The work done by MDA included building a geologic model with the Company's geologist. This geologic model formed the basis of the resource model described and reported in this document. MDA also analyzed quality assurance/quality control ("QA/QC") data, made a site visit, and took nine surface samples; no duplicate drill samples were taken because no drill samples exist. The lack of existing drill samples is one reason there are no Measured category of resources, but the multiple exploration companies that have operated at Colado allow for sufficient confidence in the classification of Indicated material.

MDA classified the Colado resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block while also taking into account project history, database quality, sample integrity and geologic understanding. The criteria for resource classification are given below. There are no Measured resources at Colado at this time due to the lack of drill cuttings or core from operators prior to the Company that could be used for verification purposes and the lack of in situ density data. However, the multiple exploration companies that have operated at Colado and the rather thorough and logical geological model has greatly compensated for what otherwise would have likely been only an Inferred resource. The resource classification would likely rise if a few in-fill holes are completed for verification and in situ density data was generated.

Criteria for Resource Classification

No Measured material at Colado	
Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	2 / 1 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	2 / 2 / 150
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	1 / 1 / 50
All material not classified above is Inferred but lying within the mineralized Domain	

Because of the requirement that the resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are reasonable for deposits of this nature that have some metallurgical issues. As such, some economic considerations were used to determine cutoff grades at which the resource is presented. MDA considered reasonable gold prices and extraction costs and recoveries, albeit in a general sense. Applying these criteria greatly reduces the mineralized material that can be reported as resource.

The Colado resources are tabulated below. The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to the significant metallurgical difficulties associated with this material and the overall low grade of mineralization. The Inferred silver resource is not calculated using a unique model but comprises the silver mineralization associated with the Indicated and Inferred blocks determined using the gold cut-off grades.

Colado Resource Tabulation

Resource	Tons	oz Au/t	oz Au	oz Ag
Indicated	4,750,000	0.032	150,000	-
Inferred	660,000	0.027	18,000	603,000

Checks were made on the Colado resource model in the following manner:

- Cross sections with the mineral domains, drill-hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
- Block-model information, such as coding, number of samples, and classification were checked by domain and lithology on a bench-by-bench basis on the computer;

- Cross-section volumes to long-section volumes were checked;
- A nearest neighbor and inverse distance model were made for comparison;
- A simple polygonal model was made; and
- Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals

In the end, it is deemed that the resource estimate is reasonable and supported by the geologic model and therefore there is a relatively high ratio of Indicated to Inferred material.

Discussion, Qualifications, Risk and Recommendations

For the Colado deposit, the most important observations are the relatively even distribution of gold and the relatively small size of the reported resource as compared to the total mineralized domain. Below is a tabulation of the mineralization within the three material types (oxide, sulphide and carbonaceous) and at various cutoffs; these are *not* resources as defined or allowed by either CIM or NI 43-101. The total sum of these zones, along with the associated silver mineralization, is shown at the bottom of the table. The Colado deposit, using a global 0.01 oz Au/ton cutoff for all material types, contains 31 million tons of material averaging 0.016 oz Au/ton for a total metal content of 512,000 ounces gold and 4.4 million ounces of associated silver. Note the significant drop in tons and contained ounces gold within the sulphide material in moving from a 0.01 oz Au/ton cutoff to the 0.03 oz Au/ton cutoff.

Colado Mineralized Material

Colado - Block Model "Mineralized Material" Report									
Cutoff	Oxide			Sulphide			Carbonaceous		
oz Au/t	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au
0.005	27,050,000	0.011	289,000	30,040,000	0.012	358,000	13,430,000	0.011	139,000
0.010	10,610,000	0.017	175,000	14,600,000	0.017	250,000	5,890,000	0.014	87,000
0.015	3,770,000	0.026	97,000	5,250,000	0.027	142,000	1,870,000	0.021	40,000
0.020	2,280,000	0.032	72,000	3,190,000	0.034	108,000	810,000	0.028	22,000
0.025	1,440,000	0.038	54,000	2,310,000	0.038	89,000	440,000	0.031	14,000
0.030	950,000	0.043	41,000	1,640,000	0.044	71,000	200,000	0.037	7,000
0.035	670,000	0.048	32,000	1,170,000	0.048	56,000	90,000	0.043	4,000
0.040	480,000	0.052	25,000	830,000	0.053	44,000	50,000	0.048	3,000
0.045	340,000	0.056	19,000	610,000	0.057	34,000	40,000	0.051	2,000
0.050	230,000	0.060	14,000	390,000	0.062	24,000	10,000	0.057	1,000

Cutoff	Total			
oz Au/t	Tons	oz Au/t	oz Au	oz Ag
0.005	70,520,000	0.011	785,000	8,367,000
0.010	31,100,000	0.016	512,000	4,356,000
0.015	10,890,000	0.026	279,000	1,700,000
0.020	6,290,000	0.033	203,000	973,000
0.025	4,190,000	0.037	157,000	679,000
0.030	2,790,000	0.043	119,000	473,000
0.035	1,930,000	0.048	92,000	337,000
0.040	1,360,000	0.052	71,000	245,000
0.045	980,000	0.056	55,000	181,000
0.050	640,000	0.061	39,000	122,000

Improved economics, primarily through increased metallurgical recoveries, would allow for significant portions of the mineralized material to be classified as resource. The resource could be increased by drilling to the south and northwest where current drilling is limited.

The Colado resource is based dominantly on the assay results from RC drill holes, with only three core holes located within the Colado mineral domains. The core holes confirm the mineral domains defined by the RC drilling but for the two core holes that could be considered twins of nearby RC holes, the core hole gold assays were lower on average than the RC assays. This core/RC twin data is too limited for a definitive assessment of the reliability of the sampling to date. Additional core twin holes are recommended to make such an assessment and to bring greater confidence to the resource estimate.

Greater definition and possible expansion of the silver mineralization represents an upside for the Colado deposit although the likelihood of finding large higher-grade domains is considered low.

Interpretations, Conclusions, and Recommendations

The Wilco property, located in Pershing County, Nevada, has a long history of exploration and development for gold, copper, silver and antimony dating to the early 1900's. More recently, gold was recovered from a heap leach operation at the Willard Mine in the southeast area of the property. Detailed drilling by Amax, Santa Fe, Newmont and others at the Colado epithermal gold prospect has outlined a mineralized zone within pervasively silica altered volcanic rocks.

A resource evaluation of the Colado zone by MDA defined an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported resource is but a small fraction of the total mineralized material within the Colado property. Using a global 0.01 oz Au/ton cutoff for all mineralized material types, the Colado deposit contains 31 million tons of material averaging 0.016 oz Au/ton for a total metal content of 512,000 ounces gold and 4.4 million ounces of silver. The mineralized material not classified as resource includes oxide material with a gold grade between 0.01 and 0.015 oz Au/ton, sulphide material with a gold grade <0.03 oz Au/ton and all mineralized carbonaceous material.

Metallurgical test work of the Colado deposit indicates that gold recoveries are sensitive to particle size and that recoveries increased significantly with decreasing particle size. At a -100 mesh grind, gold recoveries from bottle-roll leaching were 80% for oxide material and 39% for sulphide material. Recoveries within carbonaceous material were less than 10%. These results indicate a possible physical liberation problem (silica encapsulation) for the gold in the oxide material. The poor to moderate recoveries at the finer grind indicate that for the sulphide material, gold is primarily locked within the sulphide particles. Such conditions result in mineralized material not likely to be amenable to heap leaching. Because production data from the nearby Willard mine show an average heap leach gold recovery of 60% from similar high-silica mineralized material, further metallurgical test work at Colado is warranted. Any further work should also address the potential for metallurgical changes within the Colado deposit as is suggested by the Santa Fe cyanide leach results.

The Wilco property has potential to host epithermal bonanza-style gold mineralization along high-angle feeder structures, as well as the potential to expand the resource within the Colado area. The East-West Draw and Willard Mine areas have not been thoroughly explored, particularly for gold mineralization associated with high-angle structures at depth.

Based on the results of previous work programs, further exploration of the Wilco property is warranted. A two-phase exploration program is recommended to effectively test the zones of mineralization on the property. Phase One of this program will consist of exploration drilling, metallurgical testwork, geophysical surveys and geological mapping in the Colado, Willard Mine and East-West Draw areas. If the results of this work are favourable, then the Phase Two program of definition drilling, permitting and scoping studies would follow.

Details of the Phase One exploration program include:

1. conduct VLF geophysical surveys over the Colado, Willard Mine and East-West Draw areas of interest in an effort to identify high-angle structures that could represent feeder zones;
2. conduct detailed geological mapping with an emphasis on structural controls on mineralization;
3. systematic drilling at Colado to delimit the boundaries of the mineralization within the stockwork and breccia style siliceous altered rocks and to test for bonanza style mineralization along prominent high-angle structures;
4. exploration drilling at the Willard Hill and East-West Draw zones to assess the potential of high-angle feeder structures in these zones; and
5. drilling representative mineralized material to collect sample for metallurgical testwork to determine the optimal gold beneficiation process

A budget of US$1,130,000, exclusive of property payments, will be necessary to support the Phase One exploration program recommended above. A minimum of 20,000 feet of drilling is required to adequately test the current targets.

A combination of core and reverse circulation drilling would be employed. Rigorous sample quality control procedures, including the use of blanks, duplicates and certified reference material is required. The projected costs cover direct exploration expenditures only and exclude the Company's office, administration or land maintenance payments. Details of the cost estimate are provided below.

Recommended Exploration Budget, Phase I
(Denominated in U.S. Dollars)

Analyses	$	60,000
Drilling	$	500,000
Equipment and Supplies	$	45,000
Environmental	$	35,000
Field Supplies and Support	$	75,000
Geological Mapping	$	80,000
Geophysical Surveys	$	70,000
Labour	$	125,000
Metallurgical Testing	$	90,000
Contingency	$	50,000
		$1,130,000.00

The Phase Two exploration program would include definition drilling, permitting and scoping studies designed to advance the Wilco project to a pre-feasibility stage. It is not possible to determine the full extent or exact cost of the Phase Two work program. However, it is estimated that cost of this work might require a budget of at least US$3,000,000 considering the amount of test work, data acquisition, data compilation and permitting work that will be required to complete the scoping study.

OTHER PROPERTIES

In addition to its interest in the Wilco Property, the Company also holds various interests in other properties in the State of Nevada, as described below. **At this time, these properties are considered by the Company to be not material to its business and operations. These properties are presently in the exploration stage and are without a known body of commercial ore.**

Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 unpatented lode mining claims in Pershing County, Nevada. The Company has 100% ownership of these claims which cover approximately 4,164 acres.

The oldest sediments exposed on the property are Jurassic sediments assigned to the Auld Lang Syne Group. These sediments consists of clay, siltstone and local limestone lenses that are complexly folded and faulted along the regional Fencemaker fault zone. The Jurassic sediments are in term overlain by a sequence of Miocene volcanic with local alteration. The geologic setting of the Coal Canyon project is similar to the Wilco project located immediately to the west of the property; however, no geologic work has been completed on the project to date. A program of detailed geologic mapping and sampling is required to determine the merits of the property.

Gold Ridge Property

In November 2006, the Company acquired, through staking, 100% ownership in 127 Unpatented Lode Mining Claims covering 2,558 acres in Pershing County, Nevada. The property lies within the Rochester mining district and is immediately west of the Rochester Gold and Silver mine located 2 miles away.

The property is underlain by altered sediments and volcanics of the Triassic Koipato Group. The project is immediately adjacent to Midway Gold Corp.'s Spring Valley and Limerick Basin discoveries. Limited geologic mapping and

sample collection have been completed on a portion of the project area. Gold values up to 0.560 ppm gold and 348 ppm silver have been returned from rock-chip samples collected on the project. Additional geologic and geochemical work is required to understand the significance of the gold and silver determinations.

USE OF PROCEEDS

Net Proceeds and Available Funds

The table below sets forth the calculation of the amount of the Company's expected available funds after the completion of the Offering (the "Available Funds").

Amount to be raised under the Offering	$◆(3)
Agent's Commission(1)	($◆)
Estimated Net Proceeds	$◆
Working Capital(2)	$300,000
Available Funds	$◆

(1) Assuming that the Agent elects to receive all of the Agent's Commission in cash and not payable in Units.
(2) Estimated as at March 31, 2007.
(3) Does not include exercise of the Over-allotment Option.

Principal Use of Funds

The Company intends to use the Available Funds as follows:

1.	To pay the estimated remaining costs of the Offering (including balance of the Corporate Finance Fee) (1)	$150,000
2.	To conduct the recommended Phase I exploration program on the Wilco Property (2)	$1,299,500
3.	To pay to North American Diversified Resources Corporation (NADR) the remaining amount owing pursuant to the Wilco assignment agreement (3)	$143,750
4.	To cover the estimated general and administrative expenses for 12 months following the Offering	$758,700
5.	To evaluate and acquire other mineral properties or interests therein	$200,000
6.	To provide general working capital to fund ongoing operations	$◆
	TOTAL	$◆

(1) Assuming that the Agent does not elect to receive the Corporate Finance Fee payable in Units.
(2) Based on the budget of US$1,130,000 as set forth in the Technical Report, which is equivalent to $1,299,500 based on the Bank of Canada's noon exchange rate of 1.15 (U.S. dollar to Canadian dollars) as at March 30, 2007.

(3) The Company is to pay NADR the sum of US$125,000 upon the listing of the shares of the Company on a North American stock exchange. Based on the Bank of Canada's noon exchange rate of 1.15 (U.S. dollar to Canadian dollars) as at March 30, 2007, this amount is equivalent to $143,750.

The Company intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected data for the period from April 13, 2006 (the Company's incorporation date) to December 31, 2006 are derived from the Company's audited financial statements and notes thereto which are included herein. The following information should be read in conjunction with the referenced financial statements and the notes thereto.

Operating Data	**From April 13, 2006 to December 31, 2006 (Audited)**
Total operating revenues	Nil
Total mineral property acquisition and exploration expenses	$783,888
Net loss for the period	$994,535
Basic and diluted net loss per share	$0.07

Balance Sheet Data	**As at December 31, 2006 (Audited)**
Total assets	$730,922
Total long-term liabilities	Nil
Total liabilities	$46,963
Shareholders equity	$683,959

Dividends

There are no restrictions in the Company's Articles or elsewhere which could prevent the Company from paying dividends.

It is not contemplated that any dividends will be paid on any shares of the Company in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of the Company's business. The directors of the Company will determine if and when dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share in any dividends declared and paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company is in the business of exploring mineral properties in the State of Nevada, United States. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned any revenue from operations and is considered to be in the exploration stage.

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the financial year ended December 31, 2006 and accompanying notes thereto. These financial statements

have been prepared in accordance with Canadian generally accepted accounting principles. The Company maintains its accounts in Canadian dollars.

Results of Operations

From April 13, 2006 (Date of Incorporation) to December 31, 2006

The Company is presently engaged in exploration activities and therefore, has no expectation of profits unless a project achieves production. The Company's losses are comprised of two principal elements: mineral property operations and other operations. Investment income from short-term deposits partially offsets these expenses.

Mineral property operations consist of the costs of acquiring ($631,302) and exploring ($152,586) the Company's mineral property interests. Acquisition costs include holding and staking costs. The largest portion of the acquisition costs ($563,975) was spent acquiring, holding and staking the Wilco property. This cost of acquisition includes 5,000,000 Common Shares issued to the assignor of the property. As the Company's shares are not publicly traded, these shares were issued at a deemed value of $500,000, based on the price of shares issued in the Company's private placement at about that time. The Company also spent $50,903 holding, and $5,172 staking claims in respect of, the Wilco property. The Company further spent $22,130 and $13,887 staking the Coal Canyon and Gold Ridge properties, respectively. A further $31,310 was spent acquiring and holding the Broken Hills property. The Company ultimately determined that this property's mineral potential was unsatisfactory for its purposes and the Company no longer has any interest in this property.

The Company also expensed $152,586 in exploration costs, of which $130,898 was expended on the Wilco property. The largest portion of the exploration costs ($126,830) was spent conducting geological mapping and sampling on the Wilco property. The Company's geologist and geologic contractors completed detailed mapping in the Colado Resource and Willard Mine areas. The mapping in the Colado Resource area was used to construct 32 geologic and mineral envelop cross-sections that were used in calculating a resource estimate of Colado, and to produce the technical report for the Wilco project. Nominal amounts were also spent on the exploration of the Coal Canyon and Gold Ridge properties. The Company also spent $16,834 in primarily conducting geologic mapping and sampling on the Broken Hills property, which property the Company subsequently decided not to pursue based on its evaluation of the merits of the property.

Other operations consist of interest income and administrative expenses. Administrative expenses totaled $219,949 with stock-based compensation accounting for 23% ($55,423) of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $32,500 was spent on accounting and audit expenses, and $34,486 on office and administration. The accounting and audit expense figure includes $22,500 for accounting and administrative services provided by a company of which the Chief Financial Officer serves as its President and director. Interest income of $9,302 reduced the amount of the loss from other operations to $210,647.

Liquidity and Capital Resources

From April 13, 2006 (Date of Incorporation) to December 31, 2006

Since its inception, the Company's capital resources have been limited to the amount raised from the sale of equity. The Company has had to rely primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses. See "Risk Factors".

The Company has completed two private placements since incorporation. The first closed on July 31, 2006 whereby the Company issued 8,417,000 Common Shares at a price of $0.10 per share, raising a total of $841,700. The second private placement closed on January 22, 2007, whereby the Company issued 700,000 Common Shares at a price of $0.40 per share, raising a total of $280,643.

Other than as described under "The Wilco Property" and "Use of Proceeds", the Company does not have any commitments for material expenditures over either the near or long term and none are presently contemplated over normal operating requirements.

DESCRIPTION OF SECURITIES DISTRIBUTED

Share Capital

The Company is authorized to issue an unlimited number of common shares (the "Common Shares") without par value and an unlimited number of preferred shares (the "Preferred Shares") without par value. As at the date of this prospectus, 20,117,000 Common Shares and nil Preferred Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's Articles and the BCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of the Common Shares.

Warrants

The Company is authorized to issue Warrants pursuant to the Offering. Each Warrant is transferable and will entitle the holder to acquire one Common Share at a price of $◆ per share for a period of two years from the closing of the Offering.

The terms governing the Warrants will be set out in a warrant agreement (the "Warrant Agreement") between the Company and Pacific Corporate Trust Company and will include, among other things, provisions for the appropriate adjustment of the class and number of the Common Shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, payment of stock dividends to holders of all of the Common Shares, capital reorganization of the Company or any merger, consolidation or amalgamation of the Company with another corporation or entity.

The Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") or the securities laws of any state, and the Warrants may not be exercised in the United States or by, or for the account or benefit of a U.S. Person (as defined in Regulation S under the 1933 Act) unless an exemption from such registration is available.

Holders of Warrants do not as such have any voting right or other right attached to Common Shares until the Warrants are duly exercised as provided for in the certificate representing the Warrants and in the Warrant Agreement.

Agent's Compensation Option

The Company is authorized to issue a Compensation Option entitling the Agent to acquire that number of Common Shares equal to 9% of the number of Units sold pursuant to the Offering at a price of $◆ per Common Share for a period of two years from the closing of the Offering. A total of ◆ Common Shares are reserved for issuance by the Company pursuant to the exercise of the Compensation Option (assuming the full exercise of the Over-allotment

Option). The terms governing the Compensation Option will be set out in the certificate representing the Compensation Option. The Agent, as a holder of the Compensation Option, will not as such have any voting right or other right attached to Common Shares until the Compensation Option is duly exercised as provided for in the certificate representing the Compensation Option.

CONSOLIDATED CAPITALIZATION

The following table sets out the Company's consolidated capitalization as at the dates indicated thereon and includes the Company's consolidated capitalization after giving effect to the Offering. The table should be read in conjunction with the Company's financial statements and accompanying notes, which are attached to this prospectus.

Designation of Security	Amount Authorized	Outstanding at December 31, 2006 (audited)	Outstanding at Date hereof (unaudited)	Outstanding at Date hereof assuming Completion of Offering(1)(2)(3) (unaudited)
Common Shares(4)(5)	unlimited	$1,338,219 (19,417,000)	$1,618,219 (20,117,000)	$◆ (◆)
Preferred Shares	unlimited	Nil	Nil	Nil

(1) Does not include any Common Shares issuable to the Agent in the event that the Agent elects to receive its commissions and Corporate Finance Fee payable in Units. See under "Plan of Distribution". Also does not include up to 1,490,000 Common Shares reserved for issuance pursuant to the exercise of outstanding stock options. See "Options and Other Rights to Purchase Shares".

(2) See "Use of Proceeds" for the proceeds after giving effect to the Offering and deducting the expenses of the issue.

(3) Does not include exercise of the Over-allotment Option nor the issuance of additional Common Shares to a shareholder of the Company in the event that the Common Shares are not listed for trading on a North American stock exchange by July 31, 2007. See "Prior Sales".

(4) Pursuant to the Offering, the Company will issue Warrants to acquire an aggregate of ◆ Common Shares (◆ Common Shares, if the Over-allotment Option is exercised in full).

(5) On closing of the Offering, the Company will issue a Compensation Option to the Agent to acquire up to an aggregate of ◆ Common Shares (◆ Common Shares, if the Over-allotment Option is exercised in full).

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this prospectus, there are incentive stock options to acquire 1,490,000 Common Shares and no warrants or other convertible securities outstanding. Upon completion of the Offering, incentive stock options to acquire 1,490,000 Common Shares and the Agent's Compensation Option will be issued and outstanding. See "Plan of Distribution".

On September 5, 2006, the Board of Directors of the Company adopted an incentive Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, employees and consultants of the Company. The Plan may be administered by the Board of Directors of the Company or a committee of the Board of Directors.

The following is a summary of the terms of the Plan:

1. The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan is 10% of the issued and outstanding common shares of the Company from time to time;

2. Under the Plan, the aggregate number of optioned shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares. The number of optioned shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares. The aggregate number of optioned shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding shares in any 12-month period;

3. The exercise price for options granted under the Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the stock exchange on which the Common Shares are listed;

4. Options will be exercisable for a term of up to five years (if the Company is a Tier 2 issuer) or ten years (if the Company is a Tier 1 issuer), subject to earlier termination in the event of death or the optionee's cessation of services to the Company;

5. Options will not be subject to any particular vesting provisions, except as may be stipulated in an optionee's option agreement and in accordance with the rules of the stock exchange on which the Common Shares are listed; and

6. Options granted under the Plan are non-assignable, except by will or the laws of descent and distribution.

The following table summarizes options to acquire Common Shares that have been granted by the Board of Directors of the Company that are outstanding at the date of this prospectus and which will be held on completion of the Offering.

Category	Date of grant	Aggregate Options Granted[1]	Exercise price[2]	Expiry Date
Options held by all executive officers (4 individuals in the aggregate)	October 12, 2006	825,000	$0.40	October 12, 2011
Options held by all directors who are not also executive officers (2 individuals in the aggregate)	March 14, 2007	200,000	$0.40	March 14, 2012
	January 19, 2007	150,000	$0.40	January 19, 2012
Options held by all other employees	October 12, 2006	30,000	$0.40	October 12, 2011
	January 19, 2007	100,000	$0.40	January 19, 2012
Options held by all consultants	October 12, 2006	185,000	$0.40	October 12, 2011
TOTAL		1,490,000		

(1) These options vest as to 25% of the optioned shares on the date of grant and an additional 25% of the optioned shares vest every six months thereafter.

(2) As the Company's common shares are not listed on a stock exchange at the date of grant, the market value of the securities underlying the options on the date of grant is not readily available. The exercise price is the directors' best estimate of the market value of the underlying securities on the date of grant.

PRIOR SALES

The following table summarizes the shares which have been issued by the Company since the date of incorporation (April 13, 2006) to the date of this prospectus:

Date	Number of Securities	Type of Securities	Issue Price	Purpose of Issuance
April 13/06	1	Common Shares	$0.00001	Issued on incorporation
April 22/06	5,999,999	Common Shares	$0.00001	Issued to founders
May 25/06	5,000,000	Common Shares	$0.000001[1]	Issued for property acquisition
July 31/06	8,417,000[2]	Common Shares	$0.10	Private Placement
January 22/07	700,000	Common Shares	$0.40	Private Placement
	20,117,000	Total Issued		

(1) These Common Shares were issued to NADR in consideration for the assignment of its interest in the Wilco Agreement to the Company. See "Wilco Property". For accounting purposes, these shares were valued at $0.10 per share.
(2) Pursuant to an agreement between the Company and a holder of 1,000,000 of these Common Shares, if the Company's shares are not listed for trading on a North American stock exchange by July 31, 2007, the holder is entitled to receive 2% of the number of Common Shares it originally purchased for no additional consideration, and an additional 2% of the number of Common Shares it originally purchased for no additional consideration every 30 days thereafter (up to a maximum of 150,000 Common Shares) until the Company's shares are listed for trading on a North American stock exchange.

ESCROWED SECURITIES

Pursuant to the Canadian Securities Administrators' National Policy 46-201 ("NP 46-201"), Joe Kajszo and William C. Howald will be required to enter into an escrow agreement (the "Escrow Agreement") with the Company and Pacific Corporate Trust Company, as escrow agent, effective the date of completion of the Offering. The other directors and senior officers of the Company are not subject to escrow pursuant to NP 46-201 as their holdings of securities of the Company individually carry less than 1% of the voting rights attached to the Company's securities that are issued and outstanding on a fully diluted basis. Pursuant to NP 46-201, the Common Shares held by Cynthia Howald, the spouse of William C. Howald, will also be escrowed.

Accordingly, a total of 6,000,000 Common Shares and options to acquire an aggregate of 650,000 Common Shares (together, the "Escrowed Securities") held by the persons below (the "Principals") will be deposited into escrow on closing of the Offering pursuant to the Escrow Agreement as follows:

Name	Common Shares in Escrow	Percentage of Common Shares Prior to Offering[1]	Percentage of Shares After Completion of Offering[1][2]	Common Shares under Options in Escrow	Percentage of Outstanding Options Prior to and After Completion of Offering
JOE KAJSZO	3,500,000[3]	17.39%	◆%	300,000	20.13%
WILLIAM C. HOWALD	2,000,000	9.94%	◆%	350,000	23.49%
CYNTHIA HOWALD	500,000	2.49%	◆%	Nil	0%

(1) Without giving effect to the exercise of the Warrants, Agent's Compensation Option and outstanding stock options.
(2) Does not include exercise of the Over-allotment Option.
(3) These shares are held by Zappa Capital Corp., a company controlled by Joe Kajszo.

Under NP 46-201, an "established issuer" is an issuer listed on The Toronto Stock Exchange in its non-exempt category or that meets the Tier 1 listing requirements of the TSX Venture Exchange (the "Exchange"). If the Company is an "established issuer" because it meets the Tier 1 listing requirements of the Exchange, the Escrowed Securities will be subject to an 18 month automatic time release escrow in equal tranches at 6 month intervals (ie., 25% of each Principal's holding released in each tranche) with 25% of each Principal's holding being exempt from escrow effective on the date the Common Shares are listed on the Exchange (the "Listing Date"). If the Company is an "emerging issuer" within the meaning of the Policy because it meets the Tier 2 listing requirements of the Exchange, the Escrowed Securities will be subject to a three year automatic time release escrow in equal tranches at 6 month intervals (ie., 15% of each principal's holding released in each tranche) with 10% of each Principal's holding being exempt from escrow effective on the Listing Date.

Other Restricted Securities

Pursuant to an agreement between NADR and the Company, NADR has agreed that it will not trade its 4,500,000 Common Shares (the "Restricted Shares") on the facilities of any stock exchange in Canada except in accordance with a 4.5 year trading restriction schedule pursuant to which 5.6% of the Restricted Shares will no longer be subject to trading restrictions as of the Listing Date and a further 5.6% of the Restricted Shares will no longer be subject to trading restrictions on the sixth month thereafter. For every six months thereafter, a further 11.1% of the

Restricted Shares will no longer be subject to trading restrictions (ie., on 12, 18, 24, 32, 38, 44, 48 and 54 months from the Listing Date).

Seed capital shares (being all shares issued by the Company prior to the Offering which are not subject to the above escrow restrictions) are subject to the Exchange's seed share resale restrictions (the "SSRRs") as outlined in TSX Venture Exchange Policy 5.4. The application of these restrictions and the duration of any hold period is dependent upon the length of time the seed shares have been held and the price paid for the Common Shares relative to the initial public offering price. Applying the SSRRs to the seed shares of the Company, the Exchange may require:

(a) Holders of an aggregate of 1,000,000 Common Shares to enter into a Value Security Escrow Agreement with an escrow agent which provides for the same release schedule as the Escrowed Securities; and

(b) An aggregate of 8,292,000 Common Shares to be subject to a hold period of up to one year, with 20% released every three months and the first release to occur on closing of the Offering, assuming that such Common Shares will have been held for less than one year as at to the closing of the Offering.

PRINCIPAL SHAREHOLDERS

As at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, except as shown below.

Name	Common Shares owned before giving effect to the Offering	%	Common Shares owned after giving effect to the Offering[2]	%[3][4]
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION	4,500,000	22.37%	4,500,000	◆%
ZAPPA CAPITAL CORP. [1]	3,500,000	17.39%	3,500,000	◆%

(1) A private company controlled by Joe Kajszo, the Chairman and a director of the Company.
(2) Assuming no Units are purchased pursuant to the Offering.
(3) Without giving effect to the exercise of outstanding stock options, Warrants or the Agent's Compensation Option.
(4) Does not include exercise of the Over-allotment Option.

DIRECTORS AND OFFICERS

The names, municipality of residence and present and principal occupations of each of the directors and executive officers of the Company are set forth in the following table. Each director is appointed for a term expiring on the date of the Company's next annual general meeting.

Name and Municipality of Residence	Position Within the Company	Director or Officer Since	Present and Principal Occupation for the Past Five Years
WILLIAM C. HOWALD Sparks, Nevada, USA.	President, Chief Executive Officer and Director	April 13, 2006	Director of Tanadog Management and Technical Services Inc., a mineral consulting company, from March 2006 to Present; Director of Soho Resources Corp. from July 2006 to Present; General Manager, Exploration of Placer Dome Inc. from October 2002 to March 2006; Various exploration positions within Placer Dome Inc. in the USA and Latin America from April 1991 to October 2002.
JOE KAJSZO[1] West Vancouver, British Columbia, Canada	Chairman and Director	April 13, 2006	Consultant, Blue Dolphin Enterprises Ltd., a consulting company, from November 2004 to present; President of Nevada Pacific Gold Ltd., a mining company, from July 1997 to November 2004

Name and Municipality of Residence	Position Within the Company	Director or Officer Since	Present and Principal Occupation for the Past Five Years
CHARLES RUSSELL[1] St. Peter Port, Guernsey	Director	January 22, 2007	Retired from December 1994 to present
JONATHAN CHALLIS[1] Sevenoaks, Kent, United Kingdom	Director	March 14, 2007	President, CEO and Director of Shore Gold Inc., a mining company, from 1999 to December 2003; President, COO and Director of Cornerstone Capital Resources Inc., a mineral exploration company, from January 2004 to January 2005; President and Director of Solex Resources Corporation, a mineral exploration company from February 2005 to present
MARK T. BROWN Vancouver, British Columbia Canada	Chief Financial Officer	September 1, 2006	President of Pacific Opportunity Capital Ltd., a consulting company, from May 2002 to present (Vice President from December 1997 to April 2002); CFO of Deal Capital Ltd., a capital pool company, from June 2006 to present; CFO of Rare Element Resources Ltd., a mining company, from November 2003 to present (President from June 1999 to November 2003); CFO of Target Exploration & Mining Ltd. from December 2004 to May 2006; CFO of Portal Resources Ltd., a mineral exploration company, from August 2000 to October 2005; President of Sutter Gold Mining Inc. from August 2002 to December 2004 (CFO from November 2000 to August 2002); and President of Ameriplas Holdings Ltd., a plastic preform manufacturing company, from August 2002 to November 2003
BERNARD POZNANSKI Vancouver, British Columbia Canada	Corporate Secretary	April 13, 2006	Partner, Koffman Kalef LLP, a law firm, from 1993 to present

(1) Audit Committee Member.

As at the date hereof, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 5,625,000 Common Shares representing 27.96% of the currently issued and outstanding Common Shares, or ◆% of the outstanding Common Shares assuming the completion of the Offering (not including exercise of the Over-allotment Option) and assuming that no additional Common Shares are purchased by such individuals pursuant to this prospectus or are acquired on the exercise of any stock options.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Company or, to the knowledge of management, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within 10 years before the date of this prospectus has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company or, to the knowledge of management, a shareholder holding sufficient securities of the Company to affect materially the control of the Company, has

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer of the Company or, to the knowledge of management, any shareholder holding sufficient securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person has, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Certain directors and officers of the Company also hold positions as directors or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of mineral resource properties, with a view to potential acquisition of interests for exploration and development of these properties on their own behalf and on behalf of other companies. In order to limit situations where the directors and officers may be in direct competition with the Company, any acquisition by, or any opportunity to acquire an interest made available to, any director or officer of the Company in any mineral property located within the State of Nevada, USA, must be fully disclosed to the Board and be made available to the Company. Despite the foregoing, conflicts of interest may still arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development. See "Risk Factors".

In the opinion of management of the Company, there are no existing or potential conflicts of interest between the Company, or its subsidiary and any director or officer of the Company or its subsidiary, which could reasonably be expected to affect an investor's investment decision, except as disclosed elsewhere in this prospectus.

Management of the Company

The experience and relevant educational background of the Company's directors and officers are as follows:

William C. Howald, President, Chief Executive Officer and Director (Age: 45). Mr. Howald has a B.Sc. in Geological Engineering from the Montana College of Mineral Science and Technology, and is a certified professional geologist. Mr. Howald served as General Manager of the United States and Latin America Exploration for Placer Dome Inc. from October 2002 through March 2006, at which time Barrick Gold Corporation acquired Placer Dome Inc. Prior to this, Mr. Howald was Exploration Manager, United States Generative for Placer Dome Inc. Mr. Howald will expend approximately 60% of his time on the Company's affairs. Mr. Howald has 22 years experience in the international gold exploration and mining industry, gained primarily in the Western United States, Mexico, Central and South America. He has worked for senior producers Newmont Mining Corporation, Phelps Dodge Corporation, and most recently, Placer Dome (now Barrick Gold Corporation).

Mark T. Brown, Chief Financial Officer (Age: 38). Mr. Brown obtained a B.Comm. degree from the University of British Columbia and is a Chartered Accountant. He is the President of Pacific Opportunity Capital Ltd., a company that advises and invests in emerging companies. He was formerly employed by PricewaterhouseCoopers, Miramar Mining Corporation and Eldorado Gold Corporation, and is a director or officer of several mineral resource companies. His broad experience includes raising equity and debt capital, negotiating acquisitions and dispositions, establishing and cooperating rapid growth companies and managing tax planning. Mr. Brown anticipates spending 20% of his time on the affairs of the Company for the year following completion of the Offering.

Jonathan Challis, Director (Age: 55). Mr. Challis is a mining engineer with an MBA degree from Cranfield University. Within the last five years Mr. Challis has served as President, CEO and Director of Shore Gold Inc. (diamond exploration) from 1999 to December 2003; President, COO and Director of Cornerstone Capital Resources Inc. (gold exploration) from January 2004 to January 2005; and President and Director of Solex Resources Corporation

(uranium exploration) from February 2005 to present. He is currently a director of Peregrine Diamonds Ltd., Crossroads Exploration, Russian Diamonds plc, Doubloon Exploration Corp. and Peregrine Metals Ltd. Mr Challis has over 30 years experience in the operation, management, financing and analysis of mining projects around the world.

Joe Kajszo, Chairman and Director (Age: 51). Mr. Kajszo has a Bachelor of Arts in Geology from California State University, Chico. Mr. Kajszo served as President and Director of Nevada Pacific Gold Ltd. from July 1997 to November 2004. From December 2004 to present, Mr. Kajszo has been a self-employed consultant through his private company, Blue Dolphin Enterprises Ltd. Nevada Pacific and Blue Dolphin are not affiliated with the Company. Mr. Kajszo is also an independent director of Channel Resources Ltd. Mr. Kajszo will expend approximately 60% of his time on the Company's affairs. Mr. Kajszo has 26 years of experience in the mining and mineral exploration industry worldwide including direct involvement in projects in Africa, China and North and South America.

Charles Russell, Director (Age: 73). Mr. Russell has a Fellow Institution of Materials, Mining and Metallurgy (FIMMM) from Camborne School of Mines in Cornwall, UK. Mr. Russell has been retired from June 1996 to present. He is also an independent Director of Golden Reign Ltd. Mr. Russell has 50 years of experience in the mining industry including VP Mining & Technology for Ivanhoe Capital Corp., General Manager for Ashanti Gold Fields in Ghana and General Manager for National Iron Ore Co. in Liberia.

Bernard Poznanski, Corporate Secretary (Age: 53). Mr. Poznanski has been a partner of Koffman Kalef LLP, Business Lawyers, since its inception in April 1993. Mr. Poznanski is the Corporate Secretary of the Company. Mr. Poznanski has acted as counsel for a wide variety of companies listed on the TSX, the former Canadian Venture Exchange (now the TSX Venture Exchange), the American Stock Exchange and NASDAQ. His practice areas are focused on advising mining and technology companies in connection with corporate finance and corporate/commercial matters and international projects. Mr. Poznanski has a Bachelor of Science (Honours) degree from the University of Guelph, a Bachelor of Laws degree from the University of Ottawa and a Master of Laws degree in International Commercial Law from McGill University and is a member of the Law Societies of British Columbia (since 1987) and Alberta (since 1981) and a member of the Canadian Bar Association.

None of the foregoing persons has entered into a non-competition or non-disclosure agreement with the Company.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation paid by the Company or its subsidiary to the Chief Executive Officer and the Chief Financial Officer of the Company (each, a "Named Executive Officer" or "NEO") for the period commencing from the incorporation date of the Company (April 13, 2006) up to December 31, 2006. No other person served as an executive officer of the Company and who received total salary and bonus exceeding $150,000.

	Annual Compensation(1)			Long-Term Compensation(1)			
				Awards		Payouts	
NEO Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARS Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation(1) ($)
WILLIAM C. HOWALD President and Chief Executive Officer	Nil	Nil	(2)	350,000	Nil	Nil	Nil
MARK T. BROWN Chief Financial Officer	Nil	Nil	(2)	100,000	Nil	Nil	22,500(3)

(1) For the period since April 13, 2006 (the date of incorporation of the Company) to December 31, 2006.
(2) The aggregate amount of prerequisites and other personal benefits, securities or property paid to each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the applicable year or period.
(3) The amount of $22,500 was paid to Pacific Opportunity Capital Ltd. in respect of which Mark Brown serves as President and a director pursuant to a services agreement between Pacific Opportunity Capital Ltd. and the Company. See under "Pension and Retirement Plans, Employment Contracts and Payments made upon Termination of Employment".

Stock Options

The Company adopted a stock option plan on September 5, 2006. See "Options and Other Rights to Purchase Shares".

The table below sets out the grants of incentive stock options to the Named Executive Officers.

Name	Securities under options granted (#)	% of Total options granted to employees in financial year	Exercise or Base Price ($/Security)	Market value of securities underlying options on the date of grant ($/Security)(2)	Expiration date
WILLIAM C. HOWALD	350,000(1)	33.7%	$0.40	See Note 3	October 12, 2011
MARK T. BROWN	100,000(1)	9.6%	$0.40	See Note 3	October 12, 2011

(1) These options vest as to 25% of the optioned shares on October 12, 2006 (the date of grant) and an additional 25% of the optioned shares vest every six months thereafter.
(2) As the Company's shares were not listed on an exchange at the date of grant, a market value of the securities underlying the options on the date of grant is not readily available. The exercise price is the directors' best estimate of the market value of the underlying securities on the date of grant.

Directors' Fees

Except for the reimbursement of transportation and out-of-pocket expenses incurred by directors in connection with Board meetings, the Company has no standard arrangement pursuant to which the directors of the Company are paid cash compensation by the Company for their services in their capacity as directors or committee members. No cash compensation was paid to any director of the Company for the director's services as a director for the period commencing from the date of incorporation of the Company up to December 31, 2006.

Pension and Retirement Plans, Employment Contracts and Payments made upon Termination of Employment

The Company does not have in place any pension or retirement plan. There are no compensatory plans, contracts or arrangements where a Named Executive Officer or any other director or executive officer of the Company may be entitled to receive more than $100,000 from the Company in the event of the resignation, retirement or any other termination of the such person's service to the Company, a change of control of the Company, or a change in such person's responsibilities following a change of control.

There are no formal employment agreements between the Company and the Named Executive Officers. The Company has agreed to reimburse a Named Executive Officer for any reasonable out-of-pocket expenses incurred in the course of carrying out his duties. From April 13, 2006 (the date of incorporation) to December 31, 2006, no such reimbursements were made by the Company.

The Company has a consulting agreement with Pacific Opportunity Capital Ltd. ("Pacific Opportunity") pursuant to which Pacific Opportunity provides accounting and related services to the Company and the services of Mark T. Brown as the Company's Chief Financial Officer. Pursuant to the consulting agreement, Pacific Opportunity is paid a fee of $5,000 per month plus GST and office expenses. Mark T. Brown is the President and a director of Pacific Opportunity.

Compensation of Directors

Other than the grant of stock options under the Plan, no compensation has been paid, awarded or granted by the Company to the directors for their services as directors as at the date of this prospectus, nor are there any arrangements for any such compensation to be paid. Directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the Board or any committee of the Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No indebtedness is owing to the Company or its subsidiary from any of the Company's current or former officers or directors or any of their associates, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated ◆, 2007 between the Company and the Agent, the Company has retained the Agent to act as its agent to offer for sale to the public in the Provinces of British Columbia, Alberta and Ontario, on a commercially reasonable efforts basis in accordance with the terms of the Agency Agreement subject to prior sale, if, as and when issued by the Company, ◆Units at a price of $◆ per Unit, for gross proceeds of $◆.

Each Unit consists of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to acquire one additional Common Share ("Warrant Share") at an exercise price of $◆ per Warrant Share for a period of two years following the issuance date of the related Warrant. The price of the Units was established by negotiation between the Company and the Agent.

The Company also granted the Agent an Over-allotment Option, exercisable by the Agent in whole or in part upon giving written notice to the Company not less than 48 hours prior to the closing of the Offering, to increase the size of the Offering by an additional ◆ Units (for a total of ◆ Units for aggregate gross proceeds of $◆).

The Agent has agreed to use its "commercially reasonable efforts" to secure subscriptions for the Units offered hereunder on behalf of the Company, but is not obligated to buy any Units that are not sold. The obligations of the Agent under the Agency Agreement may be terminated at the discretion of the Agent and the Agent may withdraw subscriptions for Units on behalf of subscribers on the basis of its assessment of the state of the financial markets or upon the occurrence of certain stated events, including any material adverse change in the business or financial condition of the Company. The Agent may offer selling group participation to other registered dealers, with compensation to be negotiated between the Agent and such selling group participants, but at no additional cost to the Company.

Pursuant to the Agency Agreement, the Company has agreed to pay all costs and expenses of the Agent incurred in connection with the Offering, whether or not the Offering is completed, including the reasonable out-of-pocket expenses of the Agent and reasonable fees and disbursements of the Agent's counsel (in respect of which the Company has paid a deposit of $20,000). In addition, the Company has agreed to pay to the Agent a Corporate Finance Fee in the sum of $25,000 plus GST, of which the Company has paid the non-refundable sum of $13,250. The Company has also agreed to pay the Agent a Commission equal to 7% of the gross proceeds of the Offering. The Agent may elect to receive the Commission and Corporate Finance Fee in cash or, in whole or in part, in Units at a deemed issue price of $◆ per Unit. Assuming the completion of the Offering and the full exercise of the Over-allotment Option, the aggregate Commission payable by the Company to the Agent would be $◆ in cash (or, at the election of the Agent, up to ◆ Units).

Upon completion of the Offering, the Company will also grant the Agent a non-transferable Compensation Option to acquire that number of Common Shares equal to 9% of the total number of Units sold under the Offering at a price of $◆ per Common Share for a period of two years from the closing of the Offering. Assuming the completion of the Offering and the full exercise of the Over-allotment Option, the Company will grant the Agent a Compensation Option to acquire up to ◆ Common Shares.

Subscriptions for Units will be received subject to rejection or allotment, in whole or in part, and the Agent has the right to close the subscription books at any time without notice. Closing is conditional upon all conditions of closing specified in the Agency Agreement having been satisfied or waived. The completion of the sale of securities pursuant to the Offering will take place on such day as the Agent and the Company mutually agree upon. All subscription funds received will be returned to the subscribers by the Agent without interest, set-off or deduction if this Offering is not fully subscribed on or before the earlier of: (a) the day that is 90 days after the date a receipt is issued for the (final) prospectus; or (b) ◆, 2007 or such later date as the Company and the Agent may agree and the securities regulatory authorities may approve. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about closing.

This prospectus qualifies the distribution of the Common Shares and Warrants comprising the Units offered for sale pursuant to the Offering, the grant of the Over-allotment Option and the distribution of the Units sold pursuant to the exercise thereof. This prospectus also qualifies the distribution of the Agent's Compensation Option, the Common Shares issuable pursuant to the exercise thereof and, in the event the Agent elects to receive all or part of its Commission and the Corporate Finance Fee in Units, the issuance of the Common Shares and Warrants comprising such Units.

This Offering is being made concurrently in the Provinces of British Columbia, Ontario and Alberta. Units may also be sold outside of Canada on a private placement basis without the filing of a prospectus, registration statement or other similar disclosure document pursuant to applicable and available statutory exemptions.

The Units offered hereby and the Common Shares and Warrants comprising the Units and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or the securities laws of any state of the United States of America and, subject to certain exceptions, may not be offered, sold, delivered, directly or indirectly, or exercised in the United States of America or its territories or possessions (the "United States") or to, or for the account or benefit of a U.S. Person (as defined in Regulation S under the 1933 Act), except in certain transactions exempt from the registration requirements of the 1933 Act and in compliance with any applicable state securities laws. The Agent has agreed that it will not offer, sell or deliver the Units or the Common Shares or Warrants comprising the Units within the United States, or to, or for the account or benefit of a U.S. Person, except in accordance with the Agency Agreement. The Agency Agreement permits the Agent to designate institutional accredited investors that satisfy one or more of the criteria set forth in Rule 501(a)(1)(2)(3) or (7) of Regulation D under the 1933 Act to purchase Units directly from the Company in transactions exempt from registration pursuant to Rule 506 of Regulation D. In addition, until 40 days after commencement of the Offering, an offer or sale of Units or Common Shares and Warrants comprising the Units within the United States by an dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RISK FACTORS

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this prospectus prior to making an investment in the Company. In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

No Proven or Probable Reserves

Currently, the Company does not have any proven or probable reserves on any of its properties. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If the Company is unable to upgrade its resource to proven and probable reserves in sufficient quantities to justify commercial operations, it would be unable to develop mines and its financial condition and results of operations would be adversely affected.

No Revenues

To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to generate revenues from operations in the foreseeable future. The Company expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control.

Title to Properties

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to, and the area of, resource claims may be disputed and additional amounts may be paid to surface rights owners in connection with any development of mining activity. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to its properties will not be challenged or impaired.

There may be valid challenges to the title of the Company's properties which, if successful, could impair the Company's development and/or operations.

Approximately 65% of the Company's mineral rights consist of "unpatented" mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company's operations, and it could reduce estimates of the Company's present resources and the amount of the Company's future exploration and development activity on federal lands.

Insurance

Where considered practical to do so the Company maintains insurance against risks in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

With the proceeds of the Offering, the Company will have sufficient financial resources to undertake its presently planned exploration and development Phase I programs. In order to maintain the Company's interests in its properties, the Company is required to make certain payments to third parties. In addition, further exploration on, and development of, the Company's mineral resource properties will require additional capital. The Company may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available. Failure to obtain such additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights under various agreements or reduce or terminate operations.

In addition, a positive production decision on the Wilco Property would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes. Moreover, if additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other natural resource companies or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In order to limit situations where the directors and officers may be in direct competition with the Company, any acquisition by, or any opportunity to acquire an interest made available to, any director or officer of the Company in any mineral property located within the State of Nevada, USA, must be fully disclosed to the Board and be made available to the Company. Despite the foregoing, conflicts of interest may still arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies which are in the business of mineral exploration and development.

Enforcement of Legal Rights

In the event of a dispute arising at the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate – a combination including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company believes it has carefully evaluated and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Permits

Although the Company is currently applying for all consents which it requires in order to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Resource Estimates

Although the mineral resource figures included herein have been carefully prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of the Company's properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only.

Third Party Discretion

The Wilco Property is the Company's principal exploration project. Successful development of the property will depend, among other things, on the availability of financing for the capital expenditures necessary to develop the property. The Company is party to the Wilco Agreement with Newmont relating to the Wilco Property. Pursuant to the terms of that agreement, Newmont can earn a 60% interest in the Wilco Property by completing US$15 million in expenditures on the property by the 8th anniversary date of the JV Agreement (see "The Wilco Property – Property Description and Location – Terms of the Wilco Agreement"). The Wilco Agreement permits Newmont to choose not to form a joint venture with the Company for any reason. If Newmont elects not to form the joint venture, the exploration and development of the Wilco Property could be delayed, and the Company would need to divert capital resources from other projects and/or seek alternative sources of outside capital. Outside capital may not be available on acceptable terms or at all. Internal resources, either alone or together with any available outside capital, may not be adequate to finance the exploration and development of the Wilco Property.

In addition, if Newmont chooses not to form a joint venture with the Company, or elects not to complete the US$15 million in expenditures within the stipulated time frame, Newmont may cause the Company to purchase all of Newmont's interest in the Wilco Property for the aggregate purchase price of US$2,000,000 (of which US$1,000,000 may be payable, at the sole discretion of the Company, in shares of the Company).

If, under the above circumstances, the Company does not have adequate financing to complete the buy-out of Newmont's interest, or to fund further exploration and development of the Wilco Property, its financial condition and results of operations would be adversely affected.

Regulatory Requirements

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Changes in these regulations or in their application are beyond the control of the Company and could adversely affect the Company's operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Although management believes that the Company's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Environmental Matters

All of the Company's operations are subject to environmental regulations which can make operations expensive or prohibit them altogether.

The Company is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration and development.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company. The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration) because it is not generally available at a reasonable price.

All of the Company's exploration and development activities are subject to regulation under one or more of the various state and federal environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. Environmental legislation and regulations are evolving in a manner which will require stricter standards. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the financial capability of the Company or its subsidiaries. Inasmuch as posting of bonding in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, increases in bonding requirements could prevent operations even if the Company and its subsidiaries were in full compliance with all substantive environmental laws.

Competition

The Company's business is intensely competitive and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and can produce economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources would have a material adverse effect on the Company's results of operation and business.

Ability to Attract and Retain Qualified Personnel

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff will be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of operations could be affected.

Absence of Public Trading Market

Currently there is no public market for the Common Shares, and there can be no assurance that an active market for the Common Shares will develop or be sustained after this Offering. If an active public market for the Common Shares does not develop, the liquidity of an investor's investment may be limited and the share price may decline below its initial public offering price.

The initial public offering price of the Common Shares has been determined by negotiations among the Company and the Agent based on numerous factors. This price may not be indicative of the market price or the fair market value for the Common Shares after this initial public offering. See "Plan of Distribution".

Securities of gold exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the relative attractiveness of particular industries. The Company's share price is also likely to be significantly affected by short-term changes in gold prices or in the Company's financial condition or results of operations as reflected in quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following:

- the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow its securities;
- the limited trading volume and general market interest in the Company's securities may affect an investor's ability to trade the Common Shares;
- the relatively small size of the publicly held shares will limit the ability of some institutions to invest in the Company's securities; and
- a substantial decline in the Company's share price that persists for a significant period of time could cause its securities to be delisted from any stock exchange upon which they are listed, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may decline below the initial public offering price and not accurately reflect the Company's long-term value.

Gold and Silver Price Volatility

The profitability of the Company's operations if production commences will be significantly affected by changes in the gold and silver prices. Gold and silver prices can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, global and regional supply and demand, and production and cost levels in major gold-producing regions such as South Africa. In addition, gold and silver prices are sometimes subject to rapid short-term changes because of speculative activities. The supply of gold and silver consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold and silver, typical variations in current production do not necessarily have a significant impact on the supply of gold and silver or its price. If gold and silver prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to commence or continue activities or commercial production.

Foreign Currency Risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place. The Company raises a significant portion of its equity financings in Canadian dollars while foreign operations are predominately conducted in US dollars, except local salaries and expenses which are paid in Canadian dollars. Fluctuations in the exchange rates between the Canadian dollar and US dollar may have a favorable or unfavorable impact on the Company's financial condition.

PROMOTERS

Joe Kajszo and William C. Howald may be considered to be promoters of the Company under applicable securities laws by reason of both having taken the initiative in founding and organizing the business and enterprise of the Company. Mr. Kajszo is the Chairman and a director of the Company, and Mr. Howald is the President, Chief Executive Officer and a director of the Company. Mr. Kajszo indirectly controls 3,500,000 Common Shares representing 17.39% of the issued and outstanding Common Shares (or ◆% of the issued and outstanding Common Shares assuming completion of the Offering). Mr. Howald beneficially owns 2,000,000 Common Shares representing 9.94% of the issued and outstanding Common Shares (or ◆% of the issued and outstanding Common Shares assuming completion of the Offering).

LEGAL PROCEEDINGS

There are no legal proceedings of which the Company or its directors or officers are aware to which the Company is a party or to which its property is subject nor, to the best of the knowledge of management, are any such legal proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any associate or affiliate of a director or executive officer, nor any disclosed principal shareholder of the Company has had any direct or indirect material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company since April 13, 2006 (the date of incorporation) to the date hereof, except as described herein and elsewhere in this prospectus.

The Company acquired its interest in the Wilco Property pursuant to an assignment of the Wilco Agreement by NADR to the Company. In consideration for the assignment, the Company issued 5,000,000 Common Shares at the issue price of $0.000001 per share (valued at $0.10 per share) to NADR and agreed to pay NADR US$150,000 in cash (of which US$25,000 has been paid and the balance payable upon the listing of the Company's shares on a North American stock exchange). See under "The Business of the Company – Significant Acquisitions".

RELATIONSHIP BETWEEN COMPANY AND AGENT

The Company is not a 'related issuer' or a 'connected issuer' to the Agent within the meaning of the Canadian Securities Administrators' National Instrument 33-105 – Underwriting Conflicts.

AUDITORS, TRANSFER AGENTS, AND REGISTRARS

The auditor of the Company is Hay & Watson, Chartered Accountants, 1822 West 2nd Avenue, Vancouver, British Columbia, Canada, V6J 1H9. The transfer agent and registrar of the Company is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts which the Company has entered into or assumed since its incorporation and which can reasonably be regarded as material to the Company are as follows:

1. Warrant Agreement between the Company and Pacific Corporate Trust Company, as warrant agent in respect of the Warrants to be issued as part of the Units under the Offering, to be executed on or before the closing of the Offering. See "Description of Securities Distributed".

2. Agency Agreement to be entered into by the Company and the Agent on or before the receipt is issued for the final prospectus. See "Plan of Distribution".

3. Escrow Agreement to be entered into by the Company, the Company's principals and the escrow agent on or before the closing of the Offering. See "Escrowed Securities".

Copies of the above agreements may be examined during the course of distribution of the securities qualified hereunder and for a period of 30 days thereafter at the Company's head office located at #1740 – 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 2K3.

EXPERTS

Certain legal matters in respect of this Offering will be passed upon at the closing of this Offering on behalf of the Company by Koffman Kalef LLP and on behalf of the Agent by McCullough O'Connor Irwin LLP. As at the date hereof, the partners and associates of Koffman Kalef LLP, as a group, and the partners and associates of McCullough O'Connor Irwin LLP, as a group, beneficially hold, directly or indirectly, options to purchase less than 1% of the outstanding Common Shares and hold no other securities of the Company.

As of the date hereof, to the Company's knowledge, none of the directors, officers, principals and associates of Global Geological Services Inc., Mine Development Associates, Inc., Geoffrey Goodall, P. Geo., Steven Ristorcelli, P. Geo. or Paul Tietz, C. P. Geo., own beneficially, directly or indirectly, or exercise control or direction over, any of the outstanding Common Shares.

Hay & Watson, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Company's financial statements as at and for the financial year ended December 31, 2006. Hay & Watson is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities being qualified for distribution hereunder which have not been disclosed elsewhere in this prospectus.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in the provinces of British Columbia, Alberta and Ontario provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the period from April 13, 2006 (incorporation) to December 31, 2006

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Rye Patch Gold Corp.

We have audited the consolidated balance sheet of Rye Patch Gold Corp. as at December 31, 2006 and the consolidated statement of operations and deficit, and of cash flows for the period from incorporation, April 13, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this consolidated financial statement presents fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the result of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 1, 2007

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 • Tel: (604) 732-1466 Fax: (604) 732-3133

Rye Patch Gold Corp.
(An Exploration Stage Company)

Statement 1

Consolidated Balance Sheet

As at December 31, 2006

ASSETS		
Current		
Cash	$	574,443
Accounts receivable		3,957
Due from related party *(Note 7c)*		10,960
Prepaid expenses		56,063
		645,423
Capital assets *(Note 3)*		75,014
Deferred financing costs *(Note 7a)*		10,485
	$	730,922
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$	41,663
Due to related parties *(Note 7b)*		5,300
		46,963
SHAREHOLDERS' EQUITY		
Share capital *(Note 5)*		1,338,219
Share subscriptions *(Note 11)*		280,000
Contributed surplus *(Note 5)*		60,275
Deficit *(Statement 2)*		(994,535)
		683,959
	$	730,922

Continuing operations *(Note 1)*

Subsequent events *(Note 11)*

ON BEHALF OF THE BOARD:

"Joe Kajszo"
______________________________, Director

"William C Howald"
______________________________, Director

– See Accompanying Notes –

Rye Patch Gold Corp.

Statement 2

(An Exploration Stage Company)

Consolidated Statement of Operations and Deficit

For the period from April 13, 2006 (incorporation) to December 31, 2006

Mineral property operations *(Note 4)*	$	
Mineral property expenses		
Acquisition costs		631,302
Exploration costs		152,586
Loss from mineral property operations		783,888
Other operations		
Revenue		
Interest income		9,302
Administrative expenses		
Accounting and audit *(Note 7b)*		32,500
Amortization		2,501
Insurance		5,701
Investor relations		3,985
Legal fees *(Note 7a)*		18,167
Office and administration		34,486
Rent		26,515
Stock-based compensation		55,423
Travel		10,577
Wages		30,094
		219,949
Loss from other operations		210,647
Net loss for the period		994,535
Deficit – beginning of period		-
Deficit – end of period	$	994,535
Loss per share – basic and fully diluted	$	0.07
Weighted average number of shares outstanding – basic and fully diluted		**15,113,744**

- See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the period from April 13, 2006 (incorporation) to December 31, 2006

Cash resources provided by (used in)		
Operating activities		
Net loss for the period	$	(994,535)
Items not involving cash		
Mineral property acquisition paid in shares		500,000
Amortization		2,501
Stock-based compensation		55,423
Changes in non-cash working capital items		
Accounts receivable		(3,957)
Prepaid expenses		(56,063)
Accounts payable and accrued liabilities		41,663
Due from and to related parties		(5,660)
		(460,628)
Investing activities		
Purchase of capital assets		(77,515)
		(77,515)
Financing activities		
Shares issued for cash		845,969
Share subscriptions		280,643
Deferred financing costs		(10,485)
Share issue costs		(3,541)
		1,112,586
Net increase in cash		574,443
Cash – beginning of period		-
Cash – end of period	$	574,443

- See Accompanying Notes -

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company were unable to continue operations.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the Company).

Use of estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the these financial statements, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Mineral properties

The Company accounts for its mineral property interests by expensing to operations the costs of acquisition and exploration as they are incurred. Sale and option proceeds received will be credited to operations. Future acquisition, exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. The net capitalized costs will be charged to future operations using the production method based on estimated recoverable reserves on the property after commercial production on the property commences.

Environmental expenditures

The operations of the Company have been, and may be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

2. Significant accounting policies – *continued*

Environmental expenditures - *continued*

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged against earnings as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not material.

Capital assets

Furniture, equipment, and leasehold improvements are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements. In this instance the Company occupied the rental premises for a short period prior to December 31, 2006, and consequently, no amortization of leasehold improvements was recorded for the period.

The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Leasehold improvements	20%

Prepaid expenses

Prepaid expenses consist predominantly of prepaid rent and insurance premiums.

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than depletion and amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in the loss determination for the period.

Deferred financing costs

Deferred financing costs represent the cost of the initial public issue of common shares (Note 11). These costs will be charged against the related proceeds from the sale of shares once the initial public offering (IPO) is complete.

2. Significant accounting policies – *continued*

Income taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair value of the shares on the date of issue.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method recognizes the proceeds that could be obtained if the options and warrants were exercised, and assumes that the proceeds would be used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

Financial instruments

The fair value of cash, accounts receivable, accounts payable, and amounts due from and to related parties, approximate their fair value due to their short term nature.

The Company is subject to currency risk as a result of fluctuating exchange rates. The Company raised funds in Canadian dollars and incurs certain expenses in currencies other than the Canadian dollar, particularly with the US dollar as most of its exploration activities are in US dollars.

The Company does not believe it is subject to any significant concentration of credit risk as cash is placed with major financial institutions.

3. Capital assets

	Cost	Accumulated amortization	Net book value as at December 31, 2006
Computer equipment	$ 13,919	$ 644	$ 13,275
Computer software	1,855	355	1,500
Office furniture and equipment	43,211	1,502	41,709
Leasehold improvements	18,530	-	18,530
	$ 77,515	$ 2,501	$ 75,014

4. Mineral properties

Expenditures on mineral properties from the period from incorporation to December 31, 2006 were:

	Wilco - Newmont Property (Note 4a)	Coal Canyon Property (Note 4b)	Gold Ridge Property (Note 4c)	Broken Hills Property	Total
Acquisition costs					
Initial acquisition costs (Note 5b)	$ 507,900	$ -	$ -	$ 25,244	$ 533,144
Holding costs	50,903	-	-	6,066	56,969
Staking	5,172	22,130	13,887	-	41,189
Total acquisition costs	563,975	22,130	13,887	31,310	631,302
Exploration expenditures					
Geological	126,830	123	3,887	16,834	147,674
Geochemical	460	-	-	-	460
Geophysical	2,115	-	-	-	2,115
Overhead	120	-	-	-	120
Travel and accommodation	1,373	844	-	-	2,217
Total exploration expenditures	130,898	967	3,887	16,834	152,586
Total property expenditures charged to operations	694,873	23,097	17,774	48,144	783,888
Less properties abandoned	-	-	-	(48,144)	(48,144)
Total expenditures on active properties, December 31, 2006	$ 694,873	$ 23,097	$ 17,774	$ -	$ 735,744

4. Mineral properties - *continued*

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation (NADR) and Newmont Mining Corporation (Newmont), the lessor of the property, entered into a Mining Lease and Sublease (the Agreement) on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company.

In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Note 5b). These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company has also agreed to pay NADR US$150,000 within four days of listing of its shares on the TSX Venture Exchange (the Exchange), of which US$25,000 was paid subsequent to December 31, 2006 (Note 11).

Under the Agreement, the Company is obligated to make the following minimum expenditures on this property:

		Amount
By December 15, 2007	US$	600,000
By December 15, 2008		100,000
By December 15, 2009		500,000
By December 15, 2010		1,800,000
	US$	3,000,000

The Company is obligated to spend the first US$600,000 on the property even if it terminates the Agreement. If the Company does not make the requisite expenditures, during any period ending on an anniversary date, the Company will pay Newmont, 150% of the deficit, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days after each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter, on certain portions of the property.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont may spend US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40% if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 10). Newmont's interest in the

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

property will then be reduced to a NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time after it has spent the first US$600,000, and upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking.

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada, by way of staking. The Company owns 100% of this property.

5. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares		Amount		Contributed surplus
Issued for cash on incorporation (Note 5a)	6,000,000	$	60	$	-
Issued for mineral property interests (Note 5b)	5,000,000		500,000		-
Issued for private placements, net of share issue costs of $3,541 (Note 5c)	8,417,000		838,159		4,209
Stock-based compensation	-		-		55,423
Share subscriptions (Note 11)	-		-		643
Balance as at December 31, 2006	19,417,000	$	1,338,219	$	60,275

During the period ended December 31, 2006:

a) The Company issued 6,000,000 common shares at a price of $0.00001 per share to its founders.

5. **Share capital** - *continued*

b) The Company issued 5,000,000 common shares for the Wilco property (Note 4a) at an issue value of $0.000001 per share. In accordance with generally accepted accounting principles, these shares were valued at $0.10 per share on the basis of the private placement made by the company (Note 5c) .

c) The Company closed a private placement for $841,700, consisting of 8,417,000 common shares at a price of $0.10 per share.

Stock options

Effective June 6, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options vest at the rate of 25% on the date of grant, and 25% every six months thereafter. Options will expire five years from the date granted.

	Number of shares	Weighted average exercise price
Granted and outstanding at end of period	1,040,000	$ 0.40

			Options outstanding		Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.40	1,040,000	$ 0.40	4.75	260,000	$ 0.40

Stock-based compensation

The weighted average grant-date fair value of stock options granted during the period was $0.40.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

Risk-free interest rate	4.08 %
Expected volatility	90 %
Expected years of option life	5 years
Expected dividends	$Nil

During the period, under the fair-value-based method, $55,423 in stock-based compensation expense was recorded in the consolidated statements of operations for options granted to directors, officers and consultants of the Company.

6. Income taxes

The Company's future income tax assets and liabilities are as follows:

		December 31, 2006
Future income tax assets		
Tax loss carry-forwards	$	51,000
Valuation allowance		(51,000)
Net future income tax assets	$	-

A reconciliation of the provision for recovery of income taxes is as follows:

	Period ended December 31, 2006
Loss before income taxes	$994,535
Statutory tax rate	34.1%
Recovery of income taxes based on combined Canadian and provincial statutory tax rates	$ 339,000
Deduct:	
Effect of lower tax rates in foreign jurisdictions	(1,000)
Current period losses not recognized	(51,000)
Amounts not deducted for tax purposes	(287,000)
Future income tax recovery	$ -

At December 31, 2006, the Company has non-capital losses for income tax purposes of approximately $150,000 that may be used to offset future taxable income. These losses, if not utilized, will expire in 2026.

7. Due from and to related parties

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) During the period ended December 31, 2006, the Company incurred deferred financing costs relating to the IPO (Note 11) of $10,485, share issue costs of $3,541, and legal fees of $15,598 from a legal firm of which the Corporate Secretary is a partner. These amounts were subject to normal trade terms.

b) During the period ended December 31, 2006, the Company incurred accounting and administrative fees of $22,500 from a company of which the Chief Financial Officer is the President and a director. As at December 31, 2006, $5,300 was owing to this company. This amount is subject to normal trade terms.

c) During the period ended December 31, 2006, the Company incurred $21,920 for rent, 50% of which will be reimbursed by a company with directors in common (Note 8). As of December 31, 2006, $10,960 was owed by this company. This amount is subject to normal trade terms.

8. Commitments

The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for approximate annual rent of $93,000 from October 1, 2006 until December 31, 2011, and in Reno, Nevada, for a minimum monthly rent of US$2,070 until July 31, 2009. Another company that has directors in common with the Company will reimburse the Company one-half of the rental on the Vancouver office (Note 7c).

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States.

The following table shows the furniture, equipment, and leasehold improvements attributable to each operating segment as at December 31, 2006:

	December 31, 2006
Canada	$ 49,294
Nevada, United States	25,720
	$ 75,014

The mineral properties are held solely in the Nevada, United States segment.

10. Contingency

As disclosed in Note4, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company at the discretion of the Company.

11. Subsequent events

On January 8, 2007, the Company paid US$25,000 of the amount due to NADR (Note 4(a)).

On January 19, 2007, and March 14, 2007, the Company granted newly appointed directors and new employees options to purchase 450,000 common shares at a price of $0.40 per share, under the Company's stock option plan (Note 5). 250,000 of these options will expire on January 19, 2012, and 200,000 options will expire on March 14, 2012.

On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share. As of December 31, 2006, cash subscriptions of $280,643 had been received for this private placement.

11. Subsequent events - *continued*

On ♦, 2007, the Company submitted an initial public offering to the British Columbia, Alberta and Ontario securities commissions, and to the Exchange. The Company is offering ♦ units of the Company (Units) at $♦ per Unit, for aggregate gross proceeds of $♦. Each Unit consists of one common share of the Company and one-half of one transferable common share purchase warrant (Warrant). Each whole warrant is exercisable to purchase one additional common share (Warrant Share) of the Company at a price of $♦ per Warrant Share for two years following the issuance date of the related warrant. The Company has entered into an agency agreement with Pacific International Securities Inc. (the Agent) dated ♦, 2007. The Agent will be paid a commission (Commission) equal to 7% of the gross proceeds of the offering, a corporate finance fee of $25,000 plus GST (Fee), and its expenses in connection with the Offering. $12,500 plus GST of the Fee has been paid to the Agent and is non-refundable, and a deposit of $20,000 toward the Agent's expenses was also paid. The Agent may elect to receive the Commission and the Fee in cash or, in whole or in part, in Units at a deemed issue price of $♦ per Unit. The Company will also grant the Agent a non-transferable compensation option to purchase that number of common shares equal to 9% of the total number of Units sold under the offering at a price of $♦ per common share for a period of two years from closing of the Offering. The Company has also granted the Agent an option, exercisable by the Agent by giving the Company written notice not less than 48 hours prior to closing of the offering, to increase the size of the Offering by an additional ♦ Units.

CERTIFICATE OF THE COMPANY

DATED: April 11, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

"William C. Howald"	*"Mark T. Brown"*
WILLIAM C. HOWALD Chief Executive Officer	MARK T. BROWN Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Charles Russell"	*"Jonathan Challis"*
CHARLES RUSSELL Director	JONATHAN CHALLIS Director

CERTIFICATE OF THE PROMOTERS

DATED: April 11, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

"Joe Kajszo"	*"William C. Howald"*
JOE KAJSZO	WILLIAM C. HOWALD

CERTIFICATE OF THE AGENT

DATED: April 11, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta) and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

PACIFIC INTERNATIONAL SECURITIES INC.

"Bert Quattrociocchi"

Bert Quattrociocchi
Executive Vice President

NI 43-101 Technical Report

RECEIVED
2008 MAY 21 P 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMMENDED AND RESTATED

SUMMARY REPORT
AND
EXPLORATION PROPOSAL

ON THE

WILCO PROJECT,
PERSHING COUNTY, NEVADA

Latitude 40^0 15' N, Longitude 118^0 21' W

for

RYE PATCH GOLD CORP.

by

Geoffrey Goodall, P. Geo.
Global Geological Services Inc.

Steven Ristorcelli, P. Geo

Paul Tietz, C. P. Geo.

November 30, 2006

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

SUMMARY

This report summarizes the geology, mineralization, resources and exploration potential of the Wilco gold project area located in Pershing County, Nevada and makes recommendations for exploration to define further zones of mineralization on the property. The report was prepared by Qualified Person, Geoffrey Goodall, P.Geo. as a technical report meeting NI43-101 requirements. Data verification and resource calculations were completed by Paul Tietz, C.P.Geo. and Steven Ristorcelli, P.Geo. of Mine Development Associates ("MDA").

Rye Patch Gold Corp. ("Rye Patch Gold or the Company") has entered into an Assignment Agreement with North American Diversified Resources Corporation and Newmont USA Ltd. to further explore and if warranted, develop the Wilco property. In order to earn a 100% interest in the property, Rye Patch Gold must expend $3 million on exploration of the Wilco property over a five year period. Newmont retains a right to earn back a 60% interest in the property by spending a further $15 million on exploration. The land covered by these agreements includes 217 mineral claims that cover approximately 3,240 acres and a further 5,226 acres of private lands, located approximately six miles northeast of Lovelock, NV. The mineral claims and private lands are contiguous and Rye Patch Gold controls all mineral rights within the property boundary with the exception of a single mining claim located within the Willard Hill area.

Most of the Willard district is underlain by sedimentary rocks of the Triassic and Jurassic-age Auld Lang Syne Group that is composed of generally northerly trending, west-dipping shale, sandstone, quartzite and limestone rocks. The Humboldt Valley, located three miles west of the Wilco property, is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range. Tertiary sediments and Quaternary alluvium compose the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanic rocks occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon.

The Wilco property area has a long history of exploration, development and production dating back to the early 1900's. In the north and west portions of the property, gold, copper, silver and antimony were mined between 1905 and 1951. Antimony was produced at the Johnson-Heizer and Adriene mines during 1916 and 1946. The Rosal mine was developed for antimony but no production was reported. The Willard mines produced free-milling gold from surface exposures and later gold was recovered from heap leach operations in the 1990's. Western States Mining Corporation placed the Willard mine into production in 1989 with reserves of 1,987,000 tons grading 0.04 oz Au/ton. Also in the 1990's, exploration drilling by Amax outlined an estimated 27 million tons of mineralized material grading 0.02 oz Au/ton at the Colado deposit located in the western portion of the Wilco Project.

For the purposes of this report, MDA completed a resource estimate on the Colado deposit. A resource estimate was not completed on the Willard Mine area. The work done by MDA included validating the database, analyzing quality assurance/quality

control ("QA/QC") data, and building a geologic model with the assistance of Rye Patch Gold personnel. Surpac mining software was used to develop the resource block model and the resource estimation used the Kriging algorithm to replicate the relatively evenly distributed gold grades observed in the drill sample assays. MDA classified the Colado resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block while at the same time considering the underlying database and sample integrity. There are no Measured resources at Colado at this time due to: a) the lack of drill cuttings or core from operators prior to Rye Patch Gold that could be used for verification purposes and b) the lack of in situ density data.

The Colado deposit contains an Indicated gold resource of 4.75 million tons at a 0.032 oz Au/ton gold grade and an Inferred gold resource of 0.66 million tons at a 0.027 oz Au/ton gold grade. The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to reported metallurgical problems associated with this material.

Resource	Tons	oz Au/t	oz Au
Indicated:	4,750,000	0.032	150,000
Inferred:	660,000	0.027	18,000

The reported resource is a small fraction of the total Colado mineralized system. Improved economics, primarily through increased metallurgical recoveries, would be required for additional portions of other mineralized material to be classified as resource. The resource could also be increased by drilling to the south and northwest where current drilling is limited.

The deposit also contains low grade silver mineralization that may provide some contribution to the potential economics of the deposit. The authors could not include the silver component in the mineral resource because they did not estimate the silver content to the level of Indicated mineral resource

Historical metallurgical work was completed by Amax between 1989 and 1993. This work consisted of a series of five bottle-roll test programs that totaled 30 individual tests and a column leach test program that consisted of ten individual columns. In addition, there have been a total of over 700 cyanide shake leach tests on individual drill sample pulps completed by Amax (in 1989 and 1990), Santa Fe Pacific Mining (in 1993 and 1994), and to a lesser extent by Newmont Mining (in 2003). No metallurgical testing on the Colado mineralization has been undertaken by Rye Patch Gold.

Column leach results from oxide material ranged from 10% to 50% gold recovery while testing on the sulphide material all yielded <10% recoveries. These column leach tests were done on a nominal ¾-inch size crush material. Bottle-roll tests on various size fractions indicate that gold recoveries are sensitive to particle size and that recoveries within the oxide material increased significantly with decreasing particle size. The metallurgical results indicate that physical liberation is the issue (possibly due to silica encapsulation) for the gold in the oxide material while the poor to moderate recoveries at the finer grind indicate that for the sulphide material, gold is primarily locked within the sulphide particles. The one bottle-roll leach test on carbonaceous material yielded no gold recovery indicating a refractory nature of the gold mineralization. The metallurgical

work completed to date indicates that the Colado mineralization is not likely to be amenable to standard heap leaching. The production data from the nearby Willard mine though indicates an average 60% heap leach gold recovery from similar high-silica oxide material so further testing of the Colado mineralization is warranted, especially if additional high-grade material is discovered. Further work should also address potential metallurgical changes within the deposit as is suggested by the Santa Fe cyanide leach results, along with column leach test work on various crush sizes.

The minor amount of silver recovery data from the bottle-roll leach tests show erratic recoveries for oxide material and poor recoveries for sulphide material. Combined with the low total silver grades, especially in the oxide zone, silver is not considered to be economically significant within the Colado deposit.

The Wilco property hosts low-sulphidation style epithermal gold mineralization in at least three areas – Colado, Willard Hill and East-West Draw. Exploration is most advanced at the Colado and Willard Hill areas. Potential exists for the discovery of additional gold mineralization within the pervasive epithermal alteration at the Colado resource area, within the sedimentary host rocks at the Willard Mine area and for bonanza-style gold mineralization along high-angle structures adjacent to each of the three mineralized zones.

It is concluded that the Wilco property is a property of merit and warrants further exploration to assess the additional mineral potential of the property. A program of drilling is recommended within the Colado resource area to 1) test for gold mineralization along high-angle structures, 2) confirm and expand mineralization within the resource and 3) to provide sample material for further metallurgical test work. Metallurgical test work needs to focus on determining the appropriate method required to maximize gold liberation with minimum reagent consumption for each type of mineralization encountered at Colado. Drilling is also recommended within the Willard Mine area to assist in the development of a resource. The Willard area drilling should concentrate on extending the mineralization within the East-West Draw and Willard Hill zones, and also explore for bonanza-style gold mineralization. To assist with the definition of drill targets testing the high-angle structures, a program of VLF geophysical surveys and detailed property mapping should be conducted prior to drilling. A budget of $1,130,000 is recommended to support the Phase One work program. Given positive results from the Phase One program, a Phase Two program of detailed, infill drilling would be warranted.

1 INTRODUCTION

This report summarizes the geology, mineralization, gold and silver resources and exploration potential of the Wilco gold project area located in Pershing County, Nevada and makes recommendations for exploration to define further zones of mineralization on the property. The report has been prepared at the request of Bill Howald, President of Rye Patch Gold Corp. ("Rye Patch Gold").

This document is a technical report outlining the geological setting of the Wilco property, the preliminary resource evaluation of the Colado zone of mineralization and the exploration potential of the property. The report is compliant with Canadian Securities Administrators' ("CSA") National Instrument 43-101 requirements and satisfies independent "Qualified Person" requirements under Part 4 of the Instrument. The report is intended to be used by Rye Patch Gold in support of its application for listing on the TSX Venture Stock Exchange.

The primary author of this report, Geoffrey Goodall, is a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia. He has not visited the property but is a Qualified Person as defined by the National Instrument 43-101. He is independent of Rye Patch Gold and has had no prior involvement with the Wilco property. Mr. Goodall is responsible for all aspects of this report except those listed below and done by Messieurs Tietz and Ristorcelli.

Mr. Paul Tietz, C.P.Geo. Senior Geologist with Mine Development Associates ("MDA"), is an independent Qualified Person. He visited the Wilco property on September 19, 2006 for one day and prepared sections of this report, including Section 13 - Data Verification, Section 15 - Mineral Processing and Metallurgical Testing and portions of Section 10 – Drilling, Section 11 – Sampling Method and Approach, Section 12 – Sample Preparation, Analyses and Security, and Section 16 – Mineral Resource and Mineral Reserve Estimates. Mr. Steven Ristorcelli, P.Geo., Principal Geologist of MDA and an independent Qualified Person, oversaw and prepared Section 16 - Mineral Resource and Mineral Reserve Estimates. Messieurs Tietz and Ristorcelli are responsible for the data verification, quality control, database, metallurgy and resource sections of this report.

All currency referred to in this report is the United States of America dollar. All measurements are in Imperial scale unless otherwise noted.

A thorough compilation of historic data was collated by Rye Patch Gold and provided to the authors. Nine representative rock samples were collected from typical styles of mineralization observed on the property during Mr. Tietz's site visit in September. These samples were kept secure and delivered directly to the ALS Chemex laboratory facilities in Reno, Nevada.

1.1 Definitions and Abbreviations

BLM	Bureau of Land Management
CIM	Canadian Institute of Mining and Metallurgy
CSA	Canadian Securities Administrators
DDH	diamond drill hole
GPS	Global Positioning System
NI 43-101	National Instrument 43-101, Standards of Disclosure for Mineral Projects
NSR	net smelter return
RC	reverse circulation
USGS	United States Geological Survey


N
42° N
114° W
Winnemucca
ELKO
Lovelock
WILCO PROPERTY
RENO
CARSON CITY
39° N
120° W
Tonopah
0
50
100
miles
LAS VEGAS

RYE PATCH GOLD CORP.

Wilco Property

PERSHING COUNTY, NEVADA

Property Location Map

Nevada State Plane, western zone

Prepared by:	Scale :	Date :	Figure
Global Geological Services Inc.	As Shown	November 2006	1

2 RELIANCE ON OTHER EXPERTS

The opinions expressed in this report are based on the available information and geologic interpretations as provided by Rye Patch Gold directors, geologists and other third party sources. The authors have exercised due care in reviewing the supplied information and believe that the basic assumptions are factual and correct and the interpretations are reasonable. The authors have relied on this data and have no reason to believe that any material facts have been withheld.

Thomas Erwin of the law firm Erwin and Thompson LLP provided an opinion on the status of the mineral claims and land title for the Wilco property dated September 18, 2006. This title opinion is based in part on title searches completed by J. Michael Perry, professional landman. Richard Delong of Enviroscientists, Inc. ("Enviroscientists, Inc.") provided a professional opinion on the environmental status of the Wilco property dated October 3, 2006. The accuracy of these professional opinions to determine mineral property ownership and environmental state of the Wilco property have been relied upon by the author.

3 PROPERTY DESCRIPTION AND LOCATION

The Wilco property is located in north central Nevada, approximately 100 miles northeast of Reno, Nevada near the Colado-Coal Canyon exit on the Interstate 80 ("I80") freeway. Lovelock, Nevada, located six miles to the south, is the closest community to the property. The Wilco property is readily accessed by the I80 freeway and the Coal Canyon road which transects the property. Various dirt roads and tracks provide access to much of the property area (Figure 2).

Rye Patch Gold has entered into an "Assignment Consent and Assumption Agreement" (the "Agreement") with North American Diversified Resources Corporation ("NADR") to explore and, if warranted, develop the Wilco property. Under this agreement, Rye Patch Gold assumes NADR's obligations relating to lease agreements it has with Newmont USA Limited ("Newmont"). These lease agreements relate to unpatented mining claims, private "fee" land and minerals and leased land collectively referred to as the "Newmont Property". Newmont has consented to the assignment. Rye Patch Gold must pay NADR $150,000 and has issued 5 million shares of the Company as compensation for assigning the agreement to Rye Patch Gold.

The Newmont Property covered by these agreements include 217 mineral claims that cover approximately 3,240 acres and a further 5,226 acres of private lands located in Sections 1 and 3 of Township 27 North, Range 32 East; Sec 13, 23 to 27, 34 to 36 of T28N R32E; Sec 6 of T27N R33E; Sec 18, 19, 31 of T28N R33E in the Willard Mining District of Pershing County. The mineral claims and private lands are contiguous. Rye Patch Gold controls all ground within the property boundary except for a single mining claim (17.98 acres) located within the southern portion of the Willard Hill area. Public lands on which the mineral claims are situated are administered by the Department of Interior's Bureau of Land Management ("BLM") under the Federal Land Policy and Management Act of 1976.



Area of Interest
Rye Patch Gold US, Inc.
Owned/Controlled Lands
4462000 mN
4460000 mN
4458000 mN
4456000 mN
4454000 mN
382000 mE
384000 mE
386000 mE
388000 mE
2,016,000N
2,014,000N
2,012,000N
2,010,000N
2,008,000N
2,006,000N
2,004,000N
2,002,000N
2,000,000N
560,000E
564,000E
566,000E
568,000E
570,000E
572,000E
574,000E
576,000E
T28N R32E
T28N R33E
T27N R32E
T27N R33E



N
0
0.5
1
KM

Rye Patch Gold US, Inc.
Rye Patch Project
Pershing County, NV
Land Status

Scale: 1:48,000
Projection: UTM Zone 11, NAD 27
Grid:Nevada State Plane,western zone

10/17/06

Under the assignment agreement dated April 20, 2006, Rye Patch Gold (the "Company") is obligated to complete the following minimum expenditures on the property:

Table 3.1 – Schedule of Minimum Expenditures

Amount ($USD)	Due Date
$ 600,000	December 15, 2007
$100,000	December 15, 2008
$500,000	December 15, 2009
$1,800,000	December 15, 2010
$3,000,000	Total Expenditures

The obligation to spend the first US$600,000 on the property is a firm commitment and cannot be excused by terminating the agreement. After exploration expenditures of US$3,000,000 the Company is obligated to pay Newmont, the lessor of the property, an annual rental of US$84,714.40 if at least US$500,000 on exploration was not expended on the property in the preceding anniversary year. The annual rental rate will fluctuate with the consumer price index.

Newmont has a one time option to enter into a joint venture agreement with the Company by expending US$15,000,000 on exploration of the property on or before the 9th anniversary of the joint venture. Should this occur, Newmont's initial interest in the joint venture will be 60%, and the Company's 40%, although Newmont may earn an additional 10% (70% total) by spending an additional US$5,000,000. If Newmont elects not to exercise the option then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares. Newmont's interest in the property will then be reduced to a sliding scale 2-5% net smelter return ("NSR") depending on the price of gold at the time of production. The Newmont NSR will be offset by any existing underlying NSRs (to a minimum NSR payable to Newmont of 2%).

Portions of the property are also subject to a 2% NSR payable to Western States Minerals Corporation ("Western States") and a sliding scale 2 to 5% NSR payable to a private owner of subleased claims.

Rye Patch Gold commissioned a title opinion on the Wilco property to determine if there were any encumbrances to the property. The land title opinion (Erwin, 2006) details the ownership of these lands and indicates no encumbrances other than various easements and rights of way for electrical power lines, telegraph and telephone lines, highways, roads and water pipelines. These rights of way occupy portions of sections 12, 14, 22 and 34 of Township 28 North, Range 32 East and are primarily on the western portion of the property. The rights of way do not occur within either the Colado or Willard areas of interest on the Wilco property.

Annual mining claim maintenance fees for the annual assessment year from September 1, 2006 to August 31, 2007 have been paid.

3.1 Environmental

Mr. Richard Delong of Enviroscientists, Inc. conducted a site visit to the Wilco project on September 18, 2006 for the purpose of assessing the environmental condition of the property. The following is excerpted from Mr. Delong's summary letter dated October 3, 2006: "The Project area has seen limited development activities; however, mining activities have occurred in the past in the northeastern and south central portions of the Project area. The mining in the northeastern portion of the Project area, called the Johnson-Heizer Mine, occurred in the 1910s and 1940s and antimony ore was produced on a limited scale. The mining in the south central portion of the Project area, called the Willard Group, initially occurred from the early 1900s through the early 1950s. Initially, silver and copper were produced and then gold.

In the 1980s through the early 1990s Western States Minerals mined the Willard deposit as an open pit, heap leach operation. Mining occurred from three open pits (North, Central and South). At the time of the site visit all three open pits were dry; however, there is evidence of seasonal ponding of water. The mining operation had one heap leach pad that was centrally located to the southwest of the three open pits. The heap leach pad has been recontoured, the surface scalloped, and reseeded. It appears that little to no growth media were applied to the heap leach pad surface and revegetation has been patchy. The waste rock dumps are located adjacent to each of the open pits. Reclamation appears to have consisted of recontouring and reseeding. Vegetation growth on the waste rock dumps is better established as compared to the heap leach pad.

In the 1990s, mineral exploration in the form of road and pad building and drilling occurred to the west of the Willard Mine. These exploration activities were reclaimed to the current reclamation standards.

In the western portion of the Project area, between the range front and U.S. Interstate 80 are a buried water pipeline, an electrical powerline, and a cellular tower.

The existing site conditions do not identify any substantial environmental liability. The likely source of environmental liability would be the Willard Mine that operated in the 1980s to the 1990s. However, the site is closed and the state and federal agencies have closed their permits and case files."

Western States Minerals Corp. received the Excellence in Reclamation Award in 1994 for their remediation efforts at the Willard Mine (Wendt, 2002).

3.2 Exploration Permits

Currently, there are no active environmental permits for mineral exploration or mining operations on the Wilco property. The Bureau of Land Management and Nevada Bureau of Mining Regulation and Reclamation permits for the Willard Mine are no longer active and are closed. There are a number of existing Rights-of-Ways (ROWs) that have been issued by the BLM in Sections 14, 26, 27, and 34 T27N, R32E, MDBM of the Wilco project area.

Prior to conducting exploration activities on the BLM-administered lands (mineral claims) portion of the Wilco property, a Notice detailing proposed activities must be submitted to the BLM for review and approval. Should proposed surface disturbance exceed five acres or for mining activities, a Plan of Operations would be required.

3.3 Water Rights

Water rights are granted by the State of Nevada, Department of Conservation and Natural Resources, Division of Water Resources. It is currently not known if there are any present water rights issued for the Wilco property area.

4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Wilco property covers approximately 8,500 acres over portions of Townships 27 and 28 North, Range 32 and 33 East, in the Willard Mining District of Pershing County, Nevada. The property is centered at 40^0 16' North latitude; 118^0 21' West longitude and is readily accessed off of Interstate 80 at the Colado – Coal Canyon exit, six miles northeast of Lovelock, NV. A network of unimproved gravel roads provides good access to areas of interest on the property. The Wilco property covers the eastern side of the Humboldt River valley and the surrounding hillsides of the northerly trending West Humboldt Range. The Humboldt River occupies the center of the valley 1 ½ miles to the west of the Wilco property. Elevations range from 3,800 feet in the valley floor to 5,700 feet on the east side in the West Humboldt Range.

The Wilco region is arid to sub-arid desert, with an annual precipitation of approximately 15 centimetres. There are moderate temperature variations recorded for the Lovelock area, from a minimum of -15^0 C to a maximum of 40^0 C, although the average temperature range is -5^0 C in winter and 23^0 C in summer, with an average of 150 frost free days a year. Physical work can be conducted on the Wilco property year round.

Vegetation in the Wilco area is typical of north central Nevada. The valley floor is covered with grass, sage brush and greasewood plants while pinion pines occur sporadically on the hillsides.

The property benefits from excellent infrastructure with a railroad, national, state and county roads and electrical power transmission lines within the property base. Communities such as Lovelock, six miles to the southwest, and Winnemucca, 65 miles to the northeast, are equipment supply and service centres that can provide a good source of experienced manpower.

5 HISTORY

(Resources and reserves discussed in Section 5 of this report were not done to CIM standards for reporting mineral resources and reserves and do not conform to current reporting requirements. These resources and reserves were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.)

A detailed summary of the Colado and Willard areas of the present day Wilco property was conducted by Madeisky and Chernavska in 1996 and little exploration activity has occurred since that time. The following historical summary is taken from the Madeisky and Chernavska, 1996 report.

Gold (with minor copper and silver values) and antimony were produced in the Willard mine area between 1905 and 1951. The two old Willard mines produced free-milling gold from surface exposures. Antimony was produced at the Johnson-Heizer and Adriene mines. A total

527 tons of "ore" was mined at Johnson-Heizer during 1916 and 1946; the Adriene mine produced 15 tons of antimony. The Rosal mine was developed for antimony but no production was reported (Johnson, 1977; Sibbett and Bullet, 1980).

In 1979-80, the Getty Oil Company drilled thermal gradient holes to test the Colado geothermal area (Sibbett and Bullet, 1980). In addition, 30 surface rock samples were collected (Christensen, Sibbett and Bullet, 1981); and geophysical surveys were conducted (Mackelprang, 1980, 1982). The sampling and geophysical work was inconclusive, and the area was classified as a weak geothermal system with a maximum reported temperature of 282^0F.

Freeport Exploration Company initiated mineral exploration in the Wilco project area in late 1979 and early 1980, claiming Sec.36, T28N R32E. Bear Creek Mining Company claimed Sec.26. The Southern Pacific Land Company ("SPLC") held Sec.35 and 25. Zelinsky (1982) reported on exploration work in this four-section block called "the Willard prospect". Bear Creek drilled about 13 holes mainly along the range front in Sec.26 (the Homestake Mining Company had also drilled in Sec.26). In the foothills to the east, Freeport drilled 140 holes along a northeast trend near the centre of Sec.36. SPLC drilled 37 holes in Sec.35 and 25; four holes in the pediment in NW/4 Sec.35 had detectable gold values throughout. The geology of Sec.35 was mapped at a scale of 1" = 200 ft, and 200 rock samples were analyzed for gold, silver, arsenic and mercury (results unknown).

Four years later, DeLong (May 1986) reported on the same four-section block (Sec. 25,26,35,36, T28N R32E) which was now called "the Willard project". This project was a joint venture between Southern Pacific Land Company and Western States Minerals Corporation (operator). Work focused mainly on Willard Hill in Sec.36. More than 200 additional holes were completed, and the 1985 estimates of pittable reserves were 660,000 tons (undiluted) in four zones, averaging 0.069 oz/t gold and 0.277 oz/t silver with a strip ratio of 1.4 : 1 using a 0.03 oz Au/ton cutoff grade, with recoveries estimated at 70% to 88.5%. DeLong concluded that the Willard Hill deposit appeared too small for the corporate objectives of SPLC.

In 1987 and 1988, Santa Fe Pacific Mining Inc. ("Santa Fe") explored the range front and pediment areas to the west and north of Willard Hill, referring to this project as the Colado-Willard prospect. Work conducted included interpretation of aerial photography, geologic mapping (1" = 500 ft), rock-chip geochem, a VLF and ground-magnetics survey, soil sampling for mercury, sixteen reverse circulation ("RC") drill holes, and an IP/resistivity survey. Bloomstein (1987) reported on air photo linears; Lide (1988) reported on the IP/resistivity survey; and Braginton (1987) reported on the other work.

As described by Braginton, the 1979-80 and 1981 drilling in the Colado pediment and range front, together with the 1987 surface work, identified four general target areas to be tested by twelve drill holes: 1) a poorly exposed range front fault in pediment in NW/4 Sec.35 whose footwall was anomalous in gold values as intersected by 1981 drillholes; 2) an area of strong structural preparation and alteration in west-central Sec.26; 3) a soil mercury anomaly in central Sec.23; and 4) the NE/4 Sec.27 where altered and mineralized alluvium was noted in geothermal gradient holes. Only eleven holes were drilled due to high costs caused by hot water and steam in the drill holes. Only the second target area in west-central Sec.26 had drill holes with significant intervals of anomalous to low-grade gold values (0.01 to 0.02 oz/t Au). Five additional holes were drilled in this area, to test apparent intersections of major structures. Three of these holes had results similar to the first round of drilling, encountering widespread hydrothermal alteration as well as anomalous to low-grade gold-silver mineralization and strong trace element values (As, Sb, Hg). Mineralization seemed to be concentrated in the western

portion of Sec.26 and on into Sec.27. Braginton recommended an IP/resistivity survey of this target area, whose results were reported by Lide (1988) to indicate a north-south tending zone of anomalous polarization response along the section line.

Although the 1987 drilling had defined a considerable tonnage of material in west central Sec.26 in the 0.01 to 0.02 oz/t Au range, Braginton concluded that "exploration efforts at Colado have failed in their objective of providing an immediate augmentation of reserves for Willard Hill," and recommended that the Colado pediment prospect area be split away from the Willard Hill package. The Willard Hill reserves were later mined by Western States, with pits, dumps, leach pad and process plant/pond area in the hills of Sec.36 and the E/2 Sec.35. The Colado pediment prospect was further explored as a joint venture between Santa Fe (called the "Colado JV") and Amax Exploration Inc. ("Amax").

Between March 1989 and June 1992, Amax operated the exploration program on the Colado property (called the "I-80 Project"). Amax was looking for a large tonnage, low grade, Florida Canyon type gold deposit. Previously in 1986, Amax had drilled six vertical holes in NE/4 Sec.34. By May 1989, Amax completed an additional 36 shallow, inclined (mainly -60^0 east), reverse circulation (RC) holes, most on a 200 ft grid in west-central Sec.26. This drilling led to the first calculations of the tonnage and grade of the Colado resource:

27 million tons at a grade of 0.020 oz/t Au including carbonaceous rocks; or

+20 million tons at a grade of 0.02 oz/t Au excluding carbonaceous rocks, and

12,863,000 tons at an in-place grade of 0.0216 oz/t Au, with a 3.2 : 1 strip ratio

(based on a preliminary "$450 oz Au pit" design), with cyanide leach tests reported to give about 60% recovery (excluding carbonaceous material where recovery is nil).

In 1990 Amax completed 20 more holes of fill-in drilling to better define high-angle mineralized structures. A second calculation of the resource essentially confirmed the above:
15 million tons at a grade of 0.022 oz/t Au

A second round of metallurgical testing produced about 50% recovery. Amax also completed three core holes in order to compare core results with RC chip results, and to get additional samples for metallurgical testing. Column leach tests of crushed core resulted in very low (15%) recovery.

The above noted Colado resources were not calculated using CIM standards on mineral resources and reserves and do not conform to current reporting practices. The resources were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.

In April 1992, bottle roll tests after acetone washing of core composites resulted in improved but still very low recoveries. In June 1992, Amax terminated the Colado joint venture and Santa Fe took over operation of the project, with W.V. Kramer reporting on exploration work. In 1992, seven RC fill-in holes were drilled by Santa Fe, and clay samples were sent for XRD analysis. From January 1993 through January 1995, R.R. Conelea reported on the Santa Fe exploration programme.
In 1993 Santa Fe did airphoto analysis and drilled eleven RC holes, all but one in the immediate Colado resource area. Samples of 1993 drill cuttings were submitted to Barringer

Labs for leach tests, and specimens of 1987, 1989, 1990 and 1992 drill cuttings were submitted to Spectrum Petrographics for thin section study. Two test soil temperature survey lines were run in December 1993. All previous coordinate data was translated to Universal Transverse Mercator (UTM) coordinates.

In 1994, a summary report on the geology and exploration potential of the Colado resource was prepared (Conelea and Hanley, February 1994). Soil temperature survey lines were completed over the Colado and Oreana pediment. Also at Oreana, there was some detailed mapping and lithogeochemical sampling at the Johnson-Heizer mine. Specimens from the 1987 and 1993 drilling programmes were submitted to Spectrum Petrographics for thin section study. At Colado, geologic/alteration mapping at 1" = 200 ft and local sampling of the south Colado project area (SW/4 Sec.26 and NW/4 Sec.35), identified three new targets: two large circular features interpreted as paleo-hot springs basins, one about 2,000 ft to the north and one about 2,000 ft to the south of the resource area, and a ridge in the range front about one mile northeast of the resource area. An IP/resistivity survey also identified three new targets: one deep in the centre of the resource, one at the east edge of the resource, and one at the southwest edge of the Colado resource area.

In 1994, Santa Fe drilled thirty-three inclined and vertical RC holes: eight holes tested lateral and down-dip extensions of the hypothesized N-S feeder zone in the resource, two holes tested the deep intersection of the N-S and NW feeders in the centre of the resource, four holes tested the east edge of the resource, one hole tested the southwest edge of the resource, ten holes tested the circular feature about 2,000 ft southeast of the centre of the resource, three holes tested the circular feature about 2,000 ft north of the centre of the resource, four holes tested the ridge about one mile northeast of the resource area, and one hole was drilled near the Johnson-Heizer mine at the edge of the Oreana range front. Results were described in Santa Fe Monthly Reports, the last of these is dated January 27, 1995. Newmont conducted a 24 hole RC drill program on both the Colado and Willard areas in 2003.

The Willard Mine, located in Sec 36 T28N R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. with Proven and Probable reserves of 1,987,000 tons containing 80,270 ounces of gold and 311,400 ounces of silver (GNC, 1989). Metallurgical recoveries of gold ranged from 31.5% to 84.6% with an average of 60%. The heap leach operation continued through to 1992 and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered (Wendt, 2002).

The reserves noted above for the Willard Mine were not estimated to CIM requirements and standards of mineral resources and reserves and do not conform to current reporting practices. The Willard reserves were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.

6 GEOLOGICAL SETTING

6.1 Regional Geology

Most of the Willard district is underlain by sedimentary rocks of the Auld Lang Syne Group of Triassic and Jurassic age that is composed of generally northerly trending, west dipping shale, sandstone, quartzite and limestone rocks as presented in Figure 3 (Johnson, 1977). As described by Sibbett and Bullett (1980), Zelinsky (1982), and DeLong (1986) the Humboldt Valley is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range, with Tertiary sediments (Ts) and Quaternary alluvium (Qs) composing the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanics occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon. A similar thrust contact is postulated under Willard Hill.

Cenozoic structure is represented by Basin and Range faulting which started during the Miocene and continues today. These are generally high angle normal faults along the range front, with parallel faults within the range and pediment. In the Colado region, these have a NW, N-S and NE strike. Some older reverse faults associated with the onset of Basin and Range faulting strike E-W. As reported by Bloomstein (1987), interpretation of air photo lineal features identified five structural trends (N-S, E-W, N45^{0}W, N45^{0}E, N70^{0}W) in the Colado property area. A major NW structure is inferred in Coal Canyon on the basis of aero-magnetic data (unpublished Santa Fe survey data), and the lack of stratigraphic or structural continuity across the canyon.


480,000E
520,000E
560,000E
600,000E
640,000E
680,000E
N
2,120,000N
2,080,000N
2,040,000N
2,000,000N
1,960,000N
1,920,000N
40°30'
118°
WILCO PROPERTY
0
5
10
miles

After Johnson, 1977

Legend on following page

RYE PATCH GOLD CORP.

Wilco Property

PERSHING COUNTY, NEVADA

REGIONAL GEOLOGY

Nevada State Plane, western zone

Prepared by:	Scale :	Date :	Figure
Global Geological Services Inc.	As Shown	November 2006	

REGIONAL GEOLOGY LEGEND

QUATERNARY

Qa	Alluvium
QToa	Gravel
Qp	Playa deposits

TERTIARY

Tba	andesite and basalt
Ts3	conglomerate
Tr3	rhyolite and andesite
Tt3	welded tuff
Trt	rhyolite and rhyolite tuffs
Tts	rhyolite

CRETACEOUS

Kgr	granodiorite

JURASSIC

Jgb	gabbro

UPPER TRIASSIC and JURASSIC

JTRs	slate phylite, hornfels, quartzite

LOWER TRIASSIC

TRlgr	leucogranite
TRk	Rochester rhyolite
TRc	calcareous shale, siltstone, limestone, chert

MISSISSIPPIAN

Msv	sandstone, conglomerate, quartzite

ORDOVICIAN

Osv	argillite, chert, greenstone, vitreous quartzite

6.2 Property Geology

The detailed property geology of the Wilco property has been divided up into the two key areas of interest – the Colado and the Willard areas (Figure 4). The following geological description of the project area is provided by Radu Conelea, a geological consultant to Rye Patch Gold. Conelea has previous experience with the Wilco property as geologist for Santa Fe during the period 1993 to 1995 and has recently completed 1" to 100 ft mapping of the Colado and Willard areas for Rye Patch Gold.

6.2.1 Colado Resource Area

6.2.1.1 Colado Lithology

The gold silver mineralization at Colado is hosted by altered Mesozoic sedimentary rocks uncomfortably overlain by Tertiary volcanics (Figure 5). A description of the lithostratigraphic column has been developed for practical logging purposes, based on microscopic examination of drill cuttings, correlating observations with microscopic examination of a suite of chips taken from outcrop which represent the full range of lithologies and alteration facies observed in surface mapping. Consequently surface mapping and down-hole logging are mutually consistent, so that the mineralized envelope can be defined and described with the best possible accuracy and precision.

<u>Mesozoic</u>
JTs- Siltstone / Mudstone: These rocks are the equivalent of the highly deformed and slightly regionally metamorphosed Triassic-Jurassic Auld Lang Syne Group, represented by siltstone, mudstone and very fine sandstone, probably formed in shallow marine and deltaic environment. These rocks are composed of subangular to subrounded detrital quartz grains, with cryptocrystalline quartz matrix cement to 70 – 80% and local finely disseminated pyrite to 1%. The lower portion of this unit is typically carbonaceous and more pyritic as well. The top of the carbonaceous siltstone does not necessarily conform to bedding; rather it probably represents a temperature boundary where the carbon has been "cooked" out of the overlying siltstone by the hydrothermal system.

<u>Tertiary</u>
A bimodal suite of mafic and felsic rocks covers most of the Mesozoic sediments especially in the resource area, and are represented by andesite, rhyolite and rhyolitic tuffs, covered by fanglomerate and semi-consolidated gravel.

Ta – Andesite: Light to medium green (propylitic alteration) and medium orange brown, very fine to medium crystalline andesite/latite porphyry. Usually displays pervasive cataclastic breccia, locally completely altered to qtz + clay + K-feldspar + opaques in a microcrystalline (chilled) matrix.

Trt – Rhyolite and Rhyolitic Tuffs: Light gray to light brown, very hard, microcrystalline to finely crystalline rhyolite and/or densely welded rhyolitic tuffs, with abundant glass shards, which are diagnostic. During silicic alteration glass shards are in equilibrium with introduced silica and remain intact, providing evidence of the rhyolitic nature of the protolith.


N
2,015,000N
2,010,000N
2,005,000N
2,000,000N
1,995,000N
COLADO RESOURCE AREA
WILLARD RESOURCE AREA
0
0.5
1
miles
560,000E
565,000E
570,000E
575,000E
Lithology
Phyllites and claystone
Siltstone and mudstone
Landslide
undifferentiated quaternary deposits
dump and reclaimed material
Andesite
Rhyolite and rhyolite tuffs
mudstone
RYE PATCH GOLD CORP.
Wilco Property
PERSHING COUNTY, NEVADA
PROPERTY GEOLOGY
Nevada State Plane western zone
Prepared by:
Global Geological Services Inc
Scale :
1:25,000
Date :
November 2006
Figure


Colado Resource Outline
Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Fault
Vein
Silicification / Brecciation (Zones)
Section 2006550N
Section 2005950N
Section 2004625N
2006000N
2004000N
2002000N
562000E
564000E
566000E
N
Alteration Explanation
Carbonate Alteration
Argillic Pervasive
Silicification - Pervasive
0
500
1000
feet
Rye Patch
GOLD CORP.
Wilco Property

Figure 5
Colado Resource Area Geology

Tf – Fanglomerate: Tertiary agglomerate and slope debris composed primarily of boulders, cobbles and gravel of JTs and Ta / Trt fragments. Often strongly hematitic and silica-altered.

Tg - Gravel: Semi-consolidated gravel with clasts of sandstone, siltstone and rhyolitic rocks. Fragments are often hard, silicified. Locally strongly argillized at base with angular sand in white, pink or red clay. Clay ranges from 5' to 30' think, and may represent an acid-leached argilically altered rind of underlying hot-springs silica-alteration. Boundary with underlying Tf often indeterminate.

Quaternary
Qac – Undifferentiated eolian sand / silt, alluvium and colluvium. Light brown, soft, unconsolidated to poorly consolidated sand and sandstone, angular to subrounded, with calcite cement. Contains pebbles to cobbles of heterogeneous origin, including any or all of the above-described units.

6.2.1.2 Colado Structure

The Colado portion of the Wilco property covers an area of about 3500 feet by 2000 feet, centered on an epithermal low-sulphidation gold-silver deposit formed by hydrothermal fluid flow concentrated at the intersection of several extensional faults, trending N-S, NW and E-W and down dropping the units to the west. From this center of hydrothermal activity the mineralizing solution spread laterally into a package of rocks consisting of Mesozoic siltstone and Tertiary andesite, rhyolite and rhyolitic tuffs, mainly following bedding planes in the sediments and internal layering within the volcanics.

These permeability-controlled pathways permit a widespread flooding of alteration from the fault-intersection hydrothermal source, producing a classic mushroom-shaped zone of intense silica alteration and a closely related mineralized envelope. This system trends N-S to NNW and dips 10° to 25° west, generally following bedding as well as the paleorelief between the Tertiary volcanics and the underlying Mesozoic sediments. Most of the feeder faults that provided conduits to generate this system were later healed, leaving a very solid silica mass that was little affected by post-mineral faulting.

The metasedimentary rocks are slightly to strongly folded as a result of thrust faulting and recumbent folding during the Mesozoic Luning - Fencemaker thrusting event. Strata generally strike NW and dip 20° to 40° SW. The later Tertiary steeply dipping, top-to-the west, brittle extensional faults overprinted and locally complicated the older structures generating a favorable environment for mineralization.

6.2.1.3 Colado Alteration

High-level low-sulphidation type hydrothermal alteration is present at Colado and is commonly represented by a combination of very fine grained silica replacement and quartz-chalcedony-opal veining, hydrothermal breccias, argillization, propylitization, pyritization and oxidation. Silicification, as the dominant type of alteration, is shown separately on drill cross-section and maps (Figure 6), overprinting original rock types. This interpretation of the geology yields a distinct stratigraphic sequence and subsequent mineralized silicification event. This distinction has resulted in an identification of the main hydrothermal pathways which ultimately determine the three-dimensional shape of the hydrothermal system and the mineralized envelopes.


Colado Resource Outline
562000E
564000E
Section 2006550N
2006000N
Section 2005950N
Section 2004625N
2004000N
2002000N
566000E
Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Fault
Vein
Silicification / Brecciation (Zones)
Alteration Explanation
Carbonate Alteration
Argillic Pervasive
Silicification - Pervasive
N
0
500
1000
feet
Rye Patch
GOLD CORP.
Wilco Property

Figure 6
Colado Resource Area Alteration

Geologic maps and cross-sections presenting the alteration and mineralization envelopes as interpreted from drilling display a westward-skewed mushroom shape, suggesting a hydrothermal plume with the main central upflow zone coincident with the center of the Colado gold resource.

Silicification
Silicified rocks are composed of opal, chalcedony and microcrystalline quartz and overprint original rock textures. Color of the silica varies from light gray, brown to white and is locally crystal clear. The silica is often stained red to pink due to iron oxides; yellow due to iron oxide and/or adularia; or green caused by clay and chlorite. There are multiple stages of brecciation and silicification, generally associated with secondary veinlets of quartz, intermediate clays, K-feldspar, fluorite, barite and calcite. Locally dissolution and replacement features suggest boiling. Pyrite-derived hematite staining is common in breccia zones and typifies the highest degree of alteration and is generally associated with gold-silver mineralization.

Argillization
Clay alteration tends to have two different modes of occurrence at Colado: it is either relatively pervasive or filling small, discrete voids. The latter mode often occurs in strongly silicified rhyolitic rock. Locally the andesite is completely argillically altered.

Carbon
Carbon can be remobilized, or "cooked" out of the rocks by the hydrothermal solutions, and re-deposited in a cooler location, and so it is an indicator of the temperature of a system. Its presence is also important because it inhibits cyanide extraction of gold. At Colado there is a carbonaceous unit in the lower portion of the JTs siltstone, the top of which slopes gently to steeply toward the west (10° to 25°, locally much steeper in vicinity of regional faults) roughly parallel with the overlying silica alteration cap. The carbon unit probably marks the lower limit of the hot springs system as it spread outward from its source along bedding controlled permeability.

Oxidation
The boundary between oxidized and reduced rock is commonly encountered between 175 to 260 feet vertical below the surface. The redox boundary on average is intersected at 215 feet but can be as shallow as 117 feet (DCO-31) or as deep as 433 vertical feet (DCO-28). The boundary is usually transitional over ten to twenty feet. Zones of hydrothermal breccia often contain both fresh pyrite and iron oxide intermixed, whether above or below the redox boundary, and are generally given less weight than the overall character of the rock when the redox boundary is picked.

There is no direct correlation between the redox boundary and the present water table. They often occur close together, but they are sometimes separated so widely that the redox boundary is obviously a much older event.

6.2.1.4 Colado Ground Water

The Colado project area lies within a weak geothermal system with hot water approaching 180°F encountered in most drill holes. Live steam (220°F) was also encountered in some of the holes, often above the water table, escaping through open fractures. During the 1993 drilling flow rates between 5 and 35 gpm were encountered with 25 gpm being most common. The water table lies between 165 and 355 vertical feet below the surface.

6.2.2 Willard Mine Area

The geology of the Willard gold-silver mineralized area was also evaluated by Rye Patch Gold in 2006 using the same digital mapping system as at Colado on a scale of 1" = 100 and is presented as Figure 7. Mapping of the well exposed old pits and evaluation of the most recent drilling completed by Newmont was conducted. During this evaluation special attention was made to the gold-silver mineralized lithologies, as well as to the structural control and the associated hydrothermal alteration.

The Willard area referred to in this report is the Willard Mine area in Section 36, T.28N., R.32E., of the Lovelock 15' quadrangle and is not to be confused with the workings in Sections 25 and 26 which are also labelled "Willard Mine", but are on the Oreana 15' quadrangle. The historic gold deposit is wholly within Section 36 except for a small zone in extreme eastern Section 35 on projection from the Willard Hill Zone. The southern portion of the Willard Mine lies on mineral claims held by others. The area is part of the Willard District which includes several old antimony mines and prospects, located one to three miles north and east. The largest of these was the Johnson-Heizer which produced a little over 500 tons of antimony ore up to 1946 (Johnson, 1977, p. 102).

6.2.2.1 Willard Mine Lithology

The Willard Mine gold mineralization occurs in metasedimentary strata of the Triassic-Jurassic Auld Lang Syne Group, which includes siltstone, mudstone, sandstone, limestone and phyllites. Tertiary volcanics, dominantly rhyolitic tuffs, cap the top of the range to the east. Isolated narrow dikes and sills of strongly altered felsic and mafic rocks, often spatially associated with the gold mineralization, are the only exposed Tertiary intrusives. The lithologies consist of the following map units well exposed in the Willard pits (See the attached geologic map):

<u>Triassic-Jurassic</u>
JTs – Thin to medium bedded varicolored siltstone with intercalations of silty mudstone and locally sandy limestone lenses. Siltstone is the principal host for gold mineralization and epithermal quartz veining. Calcareous siltstone is not uncommon in the mineralized zone on Willard Hill, suggesting that the original, unaltered rock was probably calcareous. The siltstone unit is in fault contact with underlying phyllite and is thickens to the west.
JTphy – Green to grayish green phyllite, interbedded with gray claystone, silty mudstone and siltstone. The phyllitic structure is commonly subparallel to the bedding and is the strike and only locally is at an angle to the true sedimentary bedding. Usually these fine rocks are mineralized only along feeder zones, where are cut quartz veins and stockwork and associated quartz-hematite hydrothermal breccias.

<u>Tertiary</u>
Trt – Rhyolite and Rhyolitic Tuffs: White finely crystalline rhyolite and/or densely welded rhyolitic tuffs.


N
569000E
570000E
E-W Draw Pit
Willard Hill Pit
2002000N
2003000N
0
250
500
feet
Explanation
Landslide
Dump and reclamation
Alluvium and colluvium (Quaternary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Phyllites, claystone (Jurassic-Triassic)
Dyke
Fault
Major Feeder Fault
Drill Hole (Vertical, Incline)
Rye Patch
GOLD CORP.
Wilco Property

Figure 7
Willard Mine Area Geology

Tif – Felsic intrusive: White to light gray argillized felsic (?) dikes and sills locally brecciated and hematitic. These rocks are cut by epithermal locally gold bearing quartz veins (up to 0.15 oz Au/ton), so are pre-mineral in age.

Tim – Mafic intrusive: Light greenish gray, fine grained mafic (diabase?) dikes and sills, propylitically to argilically altered. Where strongly bleached, diabase superficially resembles felsic intrusive. The diabase is unveined, but is inferred to be pre-mineral also. Petrographic descriptions of the intrusive are lacking.

The relationship of igneous activity to the gold forming event is unclear. The felsic intrusive dikes and sills may be associated, but no large mass has been identified from drilling to date.

6.2.2.2 Willard Mine Structure

The Triassic-Jurassic metasedimentary strata hosting gold mineralization at the Willard mine area are gently to recumbent folded with several small-scale thrust faults. Bedding in the siltstone is generally northwest striking, southwest dipping, but local changes due to small scale folding are not uncommon. An antiform under Willard Hill and a crude synform under East-West Draw, both of which plunge to the west, are the significant folds.

Previous drilling data suggest a pre-mineral thrust fault forming the siltstone – phyllite contact. The contact is gently folded into an easterly-trending antiform that plunges 25° to 30° to the west. In the Willard Hill pits the contact between the phyllite and siltstone is a major E-W trending and west dipping high angle fault zone cutting sharply across topography. The fault is occupied by a clay matrix supported breccia, locally ferruginous, affecting the stability of the north wall of the Willard Hill pit.

Extensional faults of Tertiary age and related transfer faults acted as principal feeders for the hydrothermal fluid flow and associated alteration and gold mineralization. Impressive mineralized open space extensional faults and associated fractures and hydrothermal breccia zones are the dominant trends for mineralization. In order of their importance, the dominant structures are a series of faults trending E-W, N-S and NE. These faults down drop units to the west and north-west offsetting lithologies and thrusting related low angle faults and shear zones. Three major E-W trending feeder faults representing the main structural control of mineralization were recently mapped in detail in the Willard Hill pits representing promising structural targets for identifying high-grade mineralization at depth. Silicification, argillization, quartz veining and associated higher-grade mineralization cut across or followed these feeders, in both hanging wall and to lesser degree footwall rocks regardless the lithologies. The E-W Willard Hill trend is preferred by the silicified hydrothermal quartz breccia zone which contained high grade gold mineralization at the surface (up to 1oz Au/ton, Santa Fe Report, 1986). Drill testing of the E-W feeder structures is recommended.

6.2.2.3 Willard Mine Alteration

Hydrothermal alteration ranges from propylitic, to argillic to quartz-sericite to quartz-adularia, to silicification, and finally quartz veins. Silicic assemblage as the dominant type of alteration is represented by moderate to strong pervasive silicification of the metasediments, quartz veins and veinlets, silicified breccia and / or stockwork (Figure 8). Shallow type alteration is locally present at the east margin of the resource area and includes chalcedony and quartz-calcite veins. Muto (1980) notes abundant sericite, secondary quartz and less common

calcite in some of the silicified areas. Small barite crystals were noted in thin sections from some of the quartz veins.

The volume of carbonaceous rock within the upper siltstone unit oxidized by circulating groundwater is undetermined; however there appears to be a carbon interface at depth that extends well beyond the limits of obvious quartz veining (Zelinsky, 1982). Argillic alteration of siltstone and felsic occurs in and near faults and shears and appears to be structurally related, at least megascopically. Hematite stained siltstone is not uncommon and presumably resulted from the oxidation of small amounts of indigenous iron sulphides in the originally carbonaceous rocks. Small amounts of goethite and jarosite are common in the oxidized upper portion of quartz veins and breccias, probably indicative of hypogene sulphides.

7 DEPOSIT TYPES

The gold deposit model for the Wilco property is that of the low-sulphidation volcanic hosted epithermal deposit type. This deposit style is well documented in the literature (Bonham, 1986; Saunders, et al, 1996; McKee, 1996; Hayba, et al, 1985) and has proven to be a highly economic deposit type. Classic examples of this style of deposit include Florida Canyon, located 20 miles north of the Wilco property, as well as numerous other epithermal gold deposits throughout Nevada such as Round Mountain. Examples of epithermal deposits associated with high-angle structures include Sleeper and Midas. Fluid flow in these types of deposits are channelled along the structures concentrating metal deposition over relatively narrow zones. These feeder structures are often associated with large tonnage, low-grade epithermal deposits, may coalesce at depth and frequently contain coarse, particulate gold, as at Round Mountain.

Key components of the low-sulphidation volcanic-hosted deposit type include quartz-adularia-carbonate-sericite alteration of calc-alkalic host rocks, typically rhyolite. Open-space filling is characteristic of vein textures in low sulphur systems with colloform banding, crustiform and comb structure typical (Bonham, 1986). Minerals associated with this deposit type include arsenic, antimony and mercury sulphides, electrum and silver sulphides. Typically there is zonation of metal-bearing minerals emanating from the core argillic altered area into extensive areas of propylitic alteration.



Alteration Explanation
Argillic Pervasive
Silicification - Pervasive
N
569000E
E-W Draw Pit
2003000N
0
250
500
feet
Explanation
Landslide
Dump and reclamation
Alluvium and colluvium (Quaternary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Phyllites, claystone (Jurrasic-Triassic)
Dyke
Fault
Major Feeder Fault
Drill Hole (Vertical, Incline)
Willard Hill Pit
2002000N
Rye Patch
GOLD CORP.
Wilco Property
570000E

Figure 8
Willard Mine Area Alteration

8 MINERALIZATION

8.1 Colado Mineralization

Gold mineralization at Colado is controlled on a large scale by the factors that produced and confined the low-sulphidation hydrothermal system, and there is a rough correlation between the overall dimension of the strongly silica-altered zone and the mineralized envelope. Together, the strongly silica-altered rocks and their accompanying gold mineralization constitute the mineralized silica cap of the system, in which the gold is probably controlled by fine, randomly oriented stockwork and veinlets. The bulk of this cap is bedding (siltstone) and layering (volcanics) controlled, but its emplacement and overall dimensions are controlled by the feeder structures, specifically an intersecting set of faults which trend N-S, NW and E-W.

Gold mineralization is very consistent within the outline of the generally bedding-controlled mineralized envelope (which is well defined in a zone above grades of ~0.005 oz Au/ton). Higher grade zones do occur along favourable bedding horizons that are in close proximity to the intersecting feeder structures. High-grade bonanza type mineralization may also occur at depth, especially along E-W trending faults.

Five categories of mineralization have been observed at Colado:

1. Coarsely crystalline quartz, usually white unless oxide-stained, that occurs as void-filling material. This style of quartz is generally an indication of extensional fracturing or faulting.

2. Chalcedonic and opaline silica are pervasive at Colado, replacing the host rock or infilling tectonically created open spaces.

3. Calcite - increases away from the center of hydrothermal activity where quartz-calcite veins are dominant to chalcedony-calcite veins and finally calcite veins that locally form large outcrops.

4. Pyrite is usually present, especially in zones of hydrothermal breccia.

5. Hematite usually occurs at Colado as a stain on fractures and is formed at relatively high temperatures that are often associated with gold deposition.

The Colado mineralized zone is dominantly north-northwest oriented and covers an area of about 3500 ft by 2000 ft. The mineral system reaches up to 450-ft thick although on average is less than 250-ft thick. The mineralization dips gently west from -10° to -25°, averaging about -18°, and generally follows the regional dip of the bedding.

Silver to Gold Ratios

Ag/Au ratios have been calculated in the past for fifty-two drill holes at Colado. Ratios range from less than 1 to 245. The average ratio is 15.8, the median is 10.0, and the standard deviation is 19.2. A comparison of published data for the Sleeper deposit indicates three styles of mineralization based on the Ag/Au ratio can be distinguished:

1. High-grade bonanza mineralization — Ag/Au <1
2. Breccia mineralization (0.10 to 1.0 oz Au/ton) — Ag/Au= 3 to 6
3. Stockwork mineralization (<0.1 oz Au/ton) — Ag/Au = 10

While Ag/Au ratios are impacted by a variety of factors such as host rock lithology, structure, permeability and chemical composition and temperature of the hydrothermal fluids, the above comparison indicates that a majority of mineralization identified to date at Colado may be within a stockwork classification.

8.2 Willard Mine Mineralization

Gold mineralization at the Willard Mine is controlled by both stratigraphy and structure. Western States describes the gold mineralization as being stratabound within the siltstone unit close to the contact with the underlying claystone. Interbedded sedimentary layers deposited above the claystone unit have been preferentially altered and mineralized. The Willard gold deposits occur where these favourable beds have been sufficiently fractured, brecciated and lie in proximity to feeder fractures (GNC, 1989). The feeder structures range in strike from north-northeasterly to easterly and indicate that the mineralizing process was primarily fracture controlled.

Gold at the Willard Mine is closely associated with silicification, drusy quartz veins and microveins (GNC, 1989). Argillic alteration is typically absent in mineralized intervals. Minerals typically associated with the epithermal mineralization include quartz, fluorite, barite, native gold, electrum, agularite, sphalerite, galena, chalcopyrite, pyrrhotite and pyrite. Calcite veins occur peripheral to the gold bearing areas as calcium carbonate leached from the host rock.

The Willard gold resource represents an epithermal low-sulfidation (quartz-adularia) deposit covering an area of about 2,700 by 2,700 feet containing gold in drill holes at the 0.01 ounce per ton level. Within this large area, two major and four minor mineralized zones comprise the resource area. In order of decreasing geologic potential, the zones are: East-West Draw, Willard Hill, Southwest, Honeybee-Nose and Section Line. All but the Honeybee-Nose and the southern portion of the Willard Hill zone falls within the ground controlled by Rye Patch Gold.

Low-sulphidation type epithermal gold-silver mineralization was likely introduced at Willard during late Miocene regional extension and associated hydrothermal activity. Radiometric data from adularia in a vuggy quartz-adularia vein indicate an age of 6.1 ± 0.3 m.y. age for this event probably related to high regional heat flow and deep conductive heating of groundwater (Noble et al., 1987). Controls on the localization of the gold-bearing solutions were both structural and lithologic. The host rocks of the gold-silver resource are originally carbonaceous and calcareous siltstone and locally phyllite, which are now oxidized in the pits area. A network of drusy quartz veinlets, quartz vein breccias and silicified breccias carries most of the gold-silver mineralization explored to date, which forms a semi-stratiform blanket

above and roughly conformable with a postulated thrust contact with underlying phyllitic claystone.

Veinlets range in size from hairline to as much as four inches in width, averaging less than 1/2 inch wide. Typically, the veinlets have drusy quartz crystal linings with limonitic or hematitic iron oxide coatings. Less common are veinlets of white chalcedony and white microcrystalline quartz. The veinlets form a network that is generally more close-spaced in gold-bearing structural zones. Veinlets parallel to bedding are rare.

Breccias range in size from a few inches to tens of feet wide and may have tight, planar walls or sinuous, anastomosing structure. The largest of this breccia type occurs at the south end of cross section 568,600E near the Southwest mineralized zone. Vein breccias, like veinlets, may contain over an ounce per ton gold in selected samples, but usually contain less than 0.10 oz Au/ton and may be barren. Massive coarse grained (bull) quartz veins are not uncommon in the siltstone, but these are believed to be metamorphic in origin and older than the epithermal quartz veins and related gold mineralization.

Pyrite, probably indigenous, is present in small amounts in the carbonaceous siltstone; its oxidation by groundwater could have helped leach carbonaceous material.
Hypogene oxidation of the carbon by mineralizing solutions does not appear to be a major factor as the carbon-poor (or carbon depleted) horizon extends west to the range front in Section 35, well away from mineralization although not from quartz veining (Zelinsky, 1982).

8.3 Historic Willard Mines

At the two historic Willard mines, gold was mined from quartz veinlets in fracture zones and breccia along northeast-striking faults that dip to the northwest. The "ore" was free-milling gold and silver from surface exposures. Copper, lead and zinc were associated with the gold in the quartz veins. Hematite staining and strong silicification are associated with quartz veinlets and faults at both Willard mines. North-trending faults cutting the mineralized structures are neither mineralized or silicified, and therefore presumed to post-date the mineralizing event. (Johnson, 1977; and Sibbett and Bullet, 1980) At the Willard Hill epithermal deposit in Section 36, gold is associated with an oriented network of quartz veinlets and vein breccias that generally cut across bedding at moderate to steep angles. Lithologically controlled disseminated gold may be present but does not appear to be significant. (DeLong, 1986).

Antimony was produced from the Johnson-Heizer and Adriene mines which are both located on northwest-striking faults that dip to the southwest. Quartz veins are not found at the historic antimony mines. Hematite staining, though much less intense than at the historic Willard mines, is common. At the Johnson-Heizer mine, hematite staining is limited to the fault zone and is often difficult to distinguish from the red-brown weathering of the Mesozoic sediments. (Johnson, 1977; and Sibbett and Bullet, 1980).

9 EXPLORATION

Since acquiring the property in April, 2006, Rye Patch Gold has undertaken a program of detailed geological mapping on the Wilco property to determine the extent of the alteration and gold-silver mineralization. Exploration activities conducted by others is described in detail in Section 5 History.

Recent evaluation of data available at Colado and Willard, from several drilling programs within the gold-silver resource areas, combined with detailed digital surface and pit mapping

have allowed a better understanding of the geologic parameters controlling the mineralization, especially the structural controls on the hydrothermal fluid flow, and the implications those controls have for further discoveries within the combined Wilco project area. Applying the low-sulphidation epithermal model, of which Colado and Willard are both examples, there remains potential for expansion of the known Colado resource and gold mineralization at Willard Mine area in at least two preferred orientations:

1. High-grade "bonanza" mineralization as typified by the Midas or Sleeper deposits. High-angle faults controlling fluid flow and mineralization would be the main exploration target

2. Along-strike and down dip extensions of the existing gold-silver resources, including potential for new mineralized zones. Gold deposits of this type may consist of multiple mushroom-shaped mineralized bodies; each one can narrow with depth into a structurally controlled hydrothermal conduit potentially hosting higher grade mineralization (Nelson, 1988).

10 DRILLING

A total of 579 drill holes totalling 172,028 feet have been drilled on the Wilco property (Figure 9). The drilling was completed by nine companies between 1980 and 2003, with Freeport, Amax, Santa Fe, Newmont, and Western States completing the dominant amount of work. All of the companies are highly reputable companies with a long track record of exploration and mining in the U.S. In the opinion of the authors, the exploration drill programs as described in the reviewed project summary reports and individual drill logs were conducted to then-accepted industry standards.

Rye Patch Gold has not conducted any drilling on the Wilco property.

All of the Wilco drilling was completed using reverse circulation ("RC") drilling techniques except for seven holes completed with diamond core drilling methods. The great majority of the drilling has been shallow (<500-ft in depth), primarily vertical holes, concentrated on the Colado and Willard mineralized areas. For this study, the authors looked in detail at the drill holes which have been used in the Colado resource estimate.

The Colado resource area contains 171 RC drill holes and three core holes for a total drill footage of 73,132 feet. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003. Drilling contractors employed include Eklund, Becker, Drift and Major, all experienced drilling companies. Since the drilling record is incomplete, drill contractors are not known for some of the drill campaigns. The data on specific drilling procedures and equipment utilized is not available for any of the drilling; it is assumed that drilling procedures conformed to then-accepted industry standards.


RYE PATCH GOLD CORP.
Wilco Property
PERSHING COUNTY, NEVADA
DRILL HOLE DENSITY PLAN
Nevada State Plane, western zone
Prepared by:
Global Geological Services Inc
Scale :
1:1,000
Date :
November 2006
Figure
COLADO RESOURCE AREA
WILLARD MINE AREA
WILCO PROPERTY BOUNDARY
N
miles
0
0.5
1
558,000E
560,000E
562,000E
564,000E
566,000E
568,000E
570,000E
2,010,000N
2,008,000N
2,006,000N
2,004,000N
2,002,000N
2,000,000N
T 28 N
T 27 N

Table 10.1 is a list compiled by Rye Patch and the authors of significant historical drill intercepts on the Wilco project. The table lists primarily Colado drill intercepts though a few Willard intercepts are also shown for comparison purposes. Both the Colado and Willard drill intercepts are believed to generally represent the true thickness of mineralization since in both areas the mineralization is primarily sub-horizontal and the drill holes are primarily sub-vertical to vertical. It is possible though that some of the higher-grade Willard intercepts represent more steeply-dipping mineralized structures and therefore have exaggerated the mineralization's true thickness. Note that the shallow high-grade Willard intercepts were the focus of the historic mining activity and are not considered current exploration targets; these are presented to give the reader an appreciation of some of the lengths and grades drilled during previous exploration efforts.

The Colada drill intercepts in Table 10.1 are representative of the consistent, thick, low-grade mineralization which occurs throughout the Colado deposit. Higher-grade zones do occur but only account for a very small percentage of the total mineral system.

Table 10.1 Significant Historic Drill Intercepts

Significant Historic Drill Intercepts - Wilco Project								
Hole#	**Location**	**Company**	**Year**	**Depth from (ft)**	**Depth to (ft)**	**Length (ft)**	**Au (opt)**	**Ag (opt)**
CEX-14	Colado	Santa Fe Pacific Mining, Inc	1987	85	340	255	0.011	0.111
I-14	Colado	AMAX Exploration, Inc	1992	135	370	235	0.014	0.161
I-38	Colado	AMAX Exploration, Inc	1992	85	360	275	0.027	0.283
I-49	Colado	AMAX Exploration, Inc	1992	110	555	445	0.014	0.19
I-58	Colado	AMAX Exploration, Inc	1992	165	350	185	0.021	0.224
I-63	Colado	AMAX Exploration, Inc	1992	155	440	285	0.022	0.223
		includes		**(155**	**175)**	**20.000**	**0.073**	**0.041**
DCO-17	Colado	Santa Fe Pacific Mining, Inc	1994	50	380	330	0.023	0.22
DCO-24	Colado	Santa Fe Pacific Mining, Inc	1994	175	560	385	0.023	0.236
		includes		**(345**	**365)**	**20**	**0.1178**	**0.737**
DCO-32	Colado	Santa Fe Pacific Mining, Inc	1994	140	440	300	0.015	0.163
DCO-33	Colado	Santa Fe Pacific Mining, Inc	1994	130	385	255	0.033	0.463
		includes		**(265**	**275)**	**10**	**0.247**	**1.227**
W-15A	Willard	Freeport Exploration Co.	1982	75	190	115	0.061	NA
WH-32	Willard	Southern Pacific Land Co	1982	195	265	70	0.060	0.175
WV-79	Willard	Western States Minerals	1983	0	45	45	0.230	0.711
WV-180	Willard	Western States Minerals	1985	0	80	80	0.145	0.333
WCN-12	Willard	Newmont Exploration, Ltd.	2003	25	230	205	0.038	NA

11 SAMPLING METHOD AND APPROACH

11.1 Surface Sampling

Rye Patch Gold has conducted preliminary sampling on the Wilco property consisting of the collection of 29 rock samples from mineralized outcrops. Samples were collected in a systematic fashion and descriptions made of the location, rock type, degree and type of alteration and other diagnostic features. This work was supervised by a Qualified Person. It is anticipated that any sampling program would be supervised by a Qualified Person and would adhere to industry accepted Best Practices.

Previous sampling was conducted by major mining companies collecting adequate representative samples. It is assumed that sampling was conducted according to then industry standards.

11.2 Drill Sampling

There is no known information on the specific sampling procedures employed during the historical drilling. It is assumed that drilling and sampling procedures conformed to then-accepted industry standards. This assumption is based on the reputation of both the drill contractor's used at Wilco and also the companies who were contracting and overseeing the work.

The drill logs and assay certificates indicate that RC samples were collected every five feet over the full length of the drill hole. When drilling above the water table, drilling was likely completed using either dry drilling techniques or, in certain ground conditions, water was injected to assist in the recovery of the sample. Standard practice is for the sample to be split on the drill rig, using a Gilson-type splitter for the dry sample and most likely a rotating splitter for the wet samples.

At Colado, the water table lies between 165 and 355 vertical feet below the surface and flow rates between 5 and 35 gpm were encountered with 25 gpm being most common. A rigorous analysis of potential down-hole contamination was not completed for this report, but it does not appear that these water flow rates resulted in contamination or sample recovery issues. As a check on possible RC contamination, Amax completed three core holes in 1990 which were twins of previous RC holes. Based on Amax's October 1990 Monthly Progress Report (Amax, 1990), the assay discrepancy between core holes and adjacent reverse circulation holes *"do not directly indicate any dangerous level of down-hole contamination in the rotary holes"*. This report also noted that *"it is quite possible for rotary samples to be more representative than core holes where long intercepts of strongly fractured but impermeable rocks are present"*.

12 SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1 Surface Samples

Rye Patch Gold has conducted preliminary surface sampling of the Wilco property. A total of 29 rock samples were collected over various outcrop exposures of mineralized rock. The samples were submitted to American Assay laboratories in Sparks, Nevada for multi-element analyses.

The historic surface samples collected by major mining companies were submitted to various laboratories for analysis. No sample material from these previous programs is available to conduct check or confirmation assays.

12.2 Drill Samples

The historic drill samples were submitted to various laboratories for analysis. Existing assay certificates and drill reports indicate that the work was completed primarily by reputable commercial laboratories such as ALS Chemex, Bondar Clegg, American Assay and Hunter. It is expected that these laboratories followed sample-preparation and analyses procedures that conformed to then-accepted industry standards. Western States' in-house laboratory was the primary laboratory for many of the early Willard deposit drill holes while for other Willard drill holes, the hard copy data is incomplete and the primary laboratory is unknown.

For the Colado drill samples, a 30-g fire assay with atomic absorption finish ("FA AA") is the primary assay technique for gold while an *aqua regia* digestion with ICP finish is the primary assay process for silver. Occasional multi-element analysis using ICP and atomic absorption techniques were completed and there are a limited number of check assays completed using a fire assay with gravimetric finish process. Both Santa Fe Mining and Amax re-analyzed by cyanide-leach digestion and atomic absorption finish various mineralized intercepts.

There are no records or data concerning sample security from the drill rig to the laboratory but it is expected that procedures followed then–accepted industry standards.

12.3 Quality Assurance/Quality Control

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado. Only the 1993-1994 Santa Fe drill program conducted a systematic check assay program in which the original sample was analyzed by Bondar Clegg Lab by FA AA. Significant assay intervals were re-analyzed by ALS Chemex using fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

None of the drilling programs to MDA's knowledge used standards or blanks to assess the quality of analytical and sub-sampling procedures. No new check assay or sample evaluation work was conducted by MDA on the historic drill samples due to their lack of availability.

13 DATA VERIFICATION

This report draws much information from work completed prior to the implementation of National Instrument 43-101. In the opinion of the author, the exploration programs as described in the reviewed reports were conducted to then-accepted industry standards. Current work completed by Rye Patch Gold has been professionally managed by a Qualified Person and the programs conducted to high standards.

The author was provided unencumbered access to all available data known for the Wilco property.

A site visit was conducted by Paul Tietz, C. P. Geo., Senior Geologist with MDA, on September 19th, 2006. Nine surface samples were collected from the Colado property for the purposes of verifying gold and silver mineralization. The center of the mineralization was

not able to be sampled due to the extensive post-mineral cover. By necessity, the surface samples were from outcrops along the periphery of the mineralized area where the drill-indicated mineralization is at some depth beneath the exposed host rocks.

The MDA samples were kept in MDA's possession until they were delivered to ALS Chemex Laboratories (Reno, Nevada) for analysis. The samples were assayed for gold and silver by standard fire assay with atomic absorption ("AA") finish procedures. The assay results from the nine MDA samples (Table 13.1) confirm the presence of weak gold and silver mineralization in the Colado project area. No samples were collected for verification purposes from the Willard Mine area.

Table 13.1 MDA Verification Sample Results

Sample ID	Sample Type	Au Grade (oz/ton)	Ag Grade (oz/ton)	Sample Comments
WLPT-1	5-ft chip	0.003	<0.006	Clay alt'n within E-W fault in volcanics.
WLPT-2	Grab	0.004	0.018	Silicified rhyolite volcanic within N-S fault.
WLPT-3	Grab	0.005	<0.006	Silicified andesite volcanic along N-S fault.
WLPT-4	Grab	<0.001	<0.006	Silicified siltstone footwall to E-W fault.
WLPT-5	Grab	0.009	0.018	Silicified rhyolite volcanic within E-W fault.
WLPT-6	8-ft grab	0.005	0.015	Silicified strongly fractured siltstone.
WLPT-7	12-ft grab	0.009	0.015	Silicified strongly fractured siltstone.
WLPT-8	12-ft grab	0.006	0.012	Silicified strongly fractured siltstone.
WLPT-9	12-ft grab	0.004	0.012	Silicified strongly fractured siltstone.

The first five samples were collected in the southeast part of the mineralized area from predominantly silica-altered Tertiary volcanic rocks. A single sample was taken from a clay-altered fault zone while another was from silicified Mesozoic siltstone. All samples, except for the silicified siltstone (sample WLPT-4), returned anomalous gold values which are similar in grade to previous historical surface sample results. The samples anomalous in silver were relatively lower in value which could be explained by the significant leaching and remobilization of silver within the near-surface oxidized zone that is in evidence within the down-hole drill data. As discussed previously, none of these sample locations are within the current Colado mineral envelope, which does not crop out at the surface, and are meant only as verification of the existence of a mineral system.

The last four samples were collected from within an east-west trending ravine that cuts down into the Mesozoic basement sedimentary rocks on the east side of the Colado mineralization. The samples (WLPT-6 through 9) were closely spaced grab samples along the south wall of the ravine and the results indicate an approximately 50 foot long zone of weak mineralization. This surficial mineralization is located about 100 feet up-dip from the eastern limits of the Colado drill-indicated mineralization and is representative of the weakly mineralized Colado wallrock.

MDA was provided digital data for the total Wilco property, which includes the Colado mineralized area on the west side of the property and the historic Willard Mine area to the east. The digital data package consisted of recently compiled drill-hole collar, survey,

geochemical, and geology information, along with copies of almost all drill logs and copies of many of the original assay certificates. The data package also included copies of numerous historic maps showing both drill-hole locations and general project geology. The gold and silver geochemical data file is fairly comprehensive and contains the original gold and silver analyses along with all known check assays. Cyanide-leach analysis gold values, which were the primary analytical method in many of the early Willard holes, are also included. A separate trace element geochemical file contains assay results for up to 50 elements though the majority of the trace analyses were for arsenic, mercury and antimony.

The database contains 579 drill holes. MDA segregated those drill holes pertinent to the Colado resource area, defined as being located north of Nevada State Plane 2,002,000 North and west of Nevada State Plane 564,500 East. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003.

The Colado data was queried for consistency and accuracy, looking for miss-marked and/or miss-located drill holes, erroneous footages for the down-hole depths, invalid sample intervals and assay values, and other similar data checks. When potentially invalid data was discovered, the database was checked against the digital copies of the original drill data. The validation process included random checks of the drill data, primarily focusing on the collar and assay data. Specific checks were also made of all sample intervals (a total of 30 samples) that contained gold values greater than 0.1 oz Au/ton. Database collar locations were compared with the drill-hole locations noted on the historic maps while a final check on the collar location data was conducted when MDA plotted the drill holes in both plan and cross-section. The latter cross-section check was especially useful in finding errors, or needed adjustments, to the collar elevation data.

While the database validation effort focused on the Colado drill holes, errors were also found within some of the Willard data and these were corrected as they were discovered. A comprehensive audit of the Willard data was not completed by MDA and further validation efforts would be required before a classified resource estimate could be completed at Willard.

The Colado database validation effort resulted in corrections to the collar or survey data for 43 Colado drill holes. The more significant of these corrections include:

1. The removal of two holes from the Colado database (drill holes W-22 and W-133, both actually located in the Willard area).
2. Elevation corrections to sixteen drill holes, with two holes being over 100 ft in error (likely a data input problem). The other fourteen were changed by up to 25 ft to match the digital topography.
3. All 16 of Newmont Mining's 2003 "WCN-" holes were mis-located by approximately 700 ft

Validation of the Colado drill-hole gold and silver geochemical data resulted in corrections to 36 sample intervals. Fourteen intervals with significant gold values (>0.01 oz/ton) were revised due to either initial data input errors or inconsistent or missing check values. The most significant of the changes were the revision of two five-foot sample intervals from 0.438 oz Au/ton in the original data to 0.004 oz Au/ton. The majority of corrections were minor, mostly detection level conversion errors or the replacement of a "0" value with a less than detection level value.

The original data package used a "0" to indicate a missing sample or no sample taken. MDA replaced this value with a "-9" designation. The original data package used a negative sign to indicate a less than detection geochemical value, (*i.e.*, -0.001 oz Au/ton to denote a less than a 0.001 oz Au/ton sample value). MDA replaced the negative value with a positive value one fourth of the detection limit (*i.e.*, 0.00025 oz Au/ton instead of -0.001 oz Au/ton).

MDA conducted spot checks of the drill hole geology data against the digital drill logs, emphasizing critical areas. After reviewing many of the geologic logs, it was noted that the drill intervals logged as "massive, pervasive silicification" (in which the original protolith textures have been destroyed) were all designated as Tertiary rhyolite in the database creating significant stratigraphic and structural confusion during analysis of the initial geologic cross-sections. After discussing the issue with Mr. Radu Conolea (Rye Patch Gold geologist), and realizing that all rock types at Colado can be pervasively silicified, pervasively silicified rock was segregated into a separate unit. This change simplified the geologic model.

The Colado resource area contains 171 reverse circulation ("RC") drill holes and three core holes with a total of 14,342 sample intervals. Of the total intervals, 4,020 intervals have a final gold value (accepted for use in the resource estimation) of greater than 0.005 oz Au/ton and 30 sample intervals assaying greater than 0.1 oz Au/ton. The highest gold value is 0.632 oz Au/ton. There are 3,650 samples assaying greater than 0.05 oz Ag/ton, 38 samples assaying greater than 1.0 oz Ag/ton and the highest silver value is 5.9 oz Ag/ton. The Ag:Au ratio is approximately 10:1.

The database was loaded into Surpac mining software which was used in the geologic modeling and resource estimation analysis.

<u>**Colado Sample Quality Assurance/Quality Control**</u>

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado. Only the 1993-1994 Santa Fe drill program conducted a systematic check assay program. None of the drilling programs to MDA's knowledge used standards or blanks to validate the drill data.

No new check assay or sample evaluation work was conducted by MDA on the historic drill samples due to their lack of availability. Rye Patch Gold has not conducted any drilling on the Colado property. No historic samples exist on which to perform this work. However, the specific companies involved at Colado and the number of companies involved adds confidence to this database.

The Santa Fe check assay data contains 478 original/check pairs in which the original sample was analyzed by Bondar Clegg Lab by fire assay with an atomic absorption finish (FA AA). Significant assay intervals were re-analyzed by ALS Chemex by fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

MDA utilized the Santa Fe check data to construct graphs demonstrating the relative difference (Figure 13.1) between the pairs of gold grades and the absolute value of those differences (Figure 13.2). The relative difference shows a generally low bias in the Chemex checks versus the original Bondar Clegg assay values. There are no analytical data from standard samples to determine which laboratory is right. Except for within the 0.011 to 0.018 oz Au/ton grade range, where the duplicate sample low bias is less pronounced, this 5%-15%

low bias is fairly consistent. There is indication that the bias becomes smaller at the higher grade ranges. This observed bias introduces some risk to the project and is a factor in MDA not classifying any of the current resource as Measured.

The low bias in the Chemex duplicate checks, and especially the increased low bias at the lower-grade range (<0.008 oz Au/ton), is assumed to be partly a reflection of the sampling bias inherent in the Santa Fe check program. Check assays were only re-run on mineralized intervals so it would be expected that the duplicate assays would have a tendency to be on average lower grade than the original assays. This bias would be exacerbated within the lower-grade ranges where a small decrease in grade from original to check value would result in a larger relative difference. There is also a concern that the Chemex values have less precision at the lower grade ranges due to the gravimetric finish used on the check duplicates. The detection limit is 0.002 oz Au/ton for the gravimetric finish versus 0.001 oz Au/ton for the AA finish used in the Bondar Clegg original samples.

The absolute value of the relative difference presents the difference resulting from both the inherent natural variability of the mineralized material plus any sub-sampling and analysis errors. The graph of Colado absolute values (Figure 13.2) shows variability of between 20% and 40% across all economic grade ranges. Close to half of this error is due to the low bias in the check duplicates. It is unknown how much of the remaining error is due to either natural gold distribution or sampling/analysis errors. When one includes the expected at-rig sampling errors, the total sample result variability would increase.

Future exploration will require a more rigorous check assay program. Duplicate check samples should be collected at regular intervals from within all stages of the sampling process, including duplicate samples collected at the drill rig, duplicate coarse rejects within the lab and duplicate pulps from the individual coarse rejects. The duplicates should be assayed both within the original lab and also sent to a second lab as a check on the original lab's results.

Rye Patch Gold has not conducted any drilling on the Wilco property.

Figure 13.1 Relative Difference of Original Assay and Check Assay – Coarse Rejects


% Relative Difference of Duplicate Gold Grades - Colado
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
% Relative Difference
(FA Grav check / FA AA original)
0.002
0.008
0.010
0.011
0.013
0.015
0.018
0.022
0.027
0.044
Mean of Pairs (oz Au/t)

Figure 13.2 Absolute Value of Relative Difference of Original Assay and Check Assay – Coarse Rejects


Absolute Value of % Relative Difference of Duplicate Gold Grades - Colado
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
% Relative Difference
(FA Grav check /Fa AA original)
0.002
0.008
0.010
0.011
0.012
0.013
0.015
0.017
0.019
0.023
0.028
0.041
Mean of Pairs (oz Au/t)

14 ADJACENT PROPERTIES

There are several mines and prospects in the vicinity of the Wilco property. None are immediately adjacent to the property but occur within a similar geologic setting and deposit type.

The Florida Canyon Mine is located 20 miles north of the Wilco property at the northern end of the main Humboldt Range. The mine went into production in 1987 with reserves of 45 million tons at a grade of 0.023 oz Au/ton with a further 122 million tons of mineralized material identified at a grade of 0.022 oz Au/ton (Tingley, 1999).

The Rochester Mine is located 10 miles northeast of the Wilco property. This mine went into production in 1981 with reserves of 75 million tons at a grade of 1.5 oz Ag/t and 0.01 oz Au/ton. The silver-gold mineralization at this mine is located within the Weaver Formation of the Auld Lang Syne Group.

Three miles further northeast from Rochester is the Spring Valley gold-silver prospect, hosted within brecciated Triassic volcanoclastic rocks. This prospect is being actively explored as of the writing of this report.

The Relief Canyon gold deposit is located 10 miles east of Wilco in the Black Ridge area of the southern Humboldt Range. The property hosts a gold resource of 8.6 million tons at a grade of 0.022 oz Au/ton.

15 MINERAL PROCESSING AND METALLURGICAL TESTING

The following discussion is based on historical metallurgical work conducted on the Colado resource area only. No metallurgical testing has been undertaken by Rye Patch Gold.

Historical metallurgical work at Colado was completed by Amax between 1989 and 1993. This work consisted of a series of five bottle-roll test programs that totaled 30 individual tests and a column leach test program that consisted of ten individual columns. In addition, there have been a total of over 700 cyanide shake leach tests on individual drill sample pulps completed by Amax (in 1989 and 1990), Santa Fe (in 1993 and 1994), and to a lesser extent by Newmont Mining (in 2003).

MDA has reviewed copies of the original lab reports and/or test data spreadsheets for the 1989, 1990 and 1992 bottle-roll work completed for Amax. Internal Amax summary reports, with no original lab reports or testing data, provided all available information on the column leach testing completed in 1991. An internal Amax report also summarizes the 1990 bottle-roll test program. A summary report on the metallurgical work completed through 1993 was completed by Santa Fe (Hanley, 1994). The data package provided to MDA includes lab reports on most of the cyanide leach shake tests though some of the data is within the original digital database with no confirming lab data.

15.1 Colado Historical Metallurgical Testing

Amax (1989)

Four drill-cuttings composite samples, weighing approximately 10 lbs dry weight, were submitted to Bondar Clegg Lab in Golden, Colorado for 72-hour bottle roll tests to determine their amenability to cyanide heap leaching. The results are presented in Table 15.1.

Table 15.1 72-hour Bottle Roll Tests by Bondar Clegg Laboratories (1989)

Sample	Rock Type	Redox Status	Particle Size*	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Unknown	Ox	< -40 M	0.034	0.010	0.07	0.04	**72%**	**42%**	-0.43	1.1
2	Unknown	Mixed?	-40 to -20 M	0.051	0.015	0.55	0.38	**71%**	**31%**	0.35	0.9
3	Unknown	Mixed?	-40 to -20 M	0.031	0.015	0.19	0.14	**52%**	**29%**	-0.38	1.1
4	Unknown	Mixed?	-100 to -20 M	0.018	0.007	0.34	0.20	**60%**	**39%**	0.43	0.8

* Each sample consisted of various size fractions. The particle size noted represents >75% of the total sample.

The lab report provided to Amax by Bondar Clegg does not contain specific information on either the sample rock types or oxidation status though the Hanley (1994) summary report states that sample #1 is oxidized material while the remaining samples contained both oxide and sulphide material.

As indicated by the lab report, the bottle-roll tests were run on samples using a 30% solids slurry. Lime was added until a pH of 10.5 was reached and then cyanide was added at a concentration of 10 lbs per short ton of sample material to initiate the leach. The bottles were then placed on a jar-mill rolling table and agitated for 72 hours. Representative slurry samples were withdrawn for gold and silver analysis at 8, 24, 48 and 72 hours and the 72-hour leach solution was tested for cyanide and lime consumption and pH. Upon completion of the testing, the tailings were rinsed with deionized water and then analyzed for gold and silver by fire assay with an atomic absorption ("AAS") finish. The head grade was calculated using the tails and slurry solution analyses and gold and silver recoveries were then determined.

Bottle-roll results indicate moderate gold recoveries and poor silver recoveries. Extractions were essentially complete between 24 and 48 hours. Lime and cyanide consumptions were all reasonable though the increased cyanide concentrations indicated for samples 1 and 3 raise concerns over the accuracy of the lab procedures.

Amax (1990)

Ten RC drill-cuttings composite samples, each weighing about 6 lbs dry weight and categorized by rock type and gold grade, were submitted to McClelland Laboratories for bottle-roll metallurgical tests. The two sulphide samples (samples 8 and 9) consist of mixed siltstone and volcanic material. The results are presented in Table 15.2 below.

Table 15.2 96-hour Bottle Roll Tests by McClelland Laboratories (1990)

Sample	Rock Type and Grade*	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Volcanic - LG	Ox	-40 M	0.021	0.008	0.02	0.00	**62%**	**100%**	0.15	4.6
2	Volcanic - MG	Ox	-40 M	0.041	0.018	0.20	0.10	**56%**	**50%**	0.30	4.7
3	Volcanic - HG	Ox	-40 M	0.088	0.050	0.12	0.11	**43%**	**8%**	0.15	6.0
4	Siltstone - LG	Mixed	-40 M	0.015	0.009	0.01	0.00	**40%**	**100%**	0.00	4.3
5	Siltstone - MG	Ox	-40 M	0.039	0.018	0.13	0.12	**54%**	**8%**	0.00	4.0
6	Quartz - MG	Ox	-40 M	0.035	0.018	0.01	0.00	**49%**	**100%**	0.31	4.7
7	Quartz - HG	Mixed	-40 M	0.105	0.043	0.01	0.00	**59%**	**100%**	0.30	3.3
8	Sulfide - LG	Sulf	-40 M	0.017	0.011	0.29	0.20	**35%**	**31%**	0.29	3.9
9	Sulfide - MG	Sulf	-40 M	0.048	0.027	0.38	0.24	**44%**	**37%**	0.14	5.1
10	Siltstone - LG	Carb.	-40 M	0.019	0.019	0.39	0.30	**0%**	**23%**	0.45	5.7

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

As indicated in the Amax internal report (Amax, 1990), the composite samples were created from a total of 48 five-foot intervals taken from 10 RC drill holes. The samples were separated by rock type and three gold grade ranges: low grade (0.01 to 0.024 oz Au/ton), medium grade (0.025 to 0.050 oz Au/ton) and high grade (>0.050 oz Au/ton). The oxidation status noted in the table was not part of the original Amax work but was determined by MDA for this current report. The samples listed as mixed (samples 5 and 7) are generally below the level of any significant oxidation but contain no visible sulphides.

The Amax report states that the samples were limited to a -40 mesh size due to complete sample reduction prior to splitting for the initial exploration fire assay. As indicated in the lab spreadsheet data and the Amax report, the samples were rolled 96 hours at 40% solids, pH 11.0, and 2 lbs cyanide per ton solution. Solution samples were analyzed for gold and silver at 2, 6, 24, 48, 72 and 96 hours.

Bottle-roll results indicate gold recoveries from 35% to 62% within the oxidized, mixed and sulphidic samples, with the extraction rates for the sulphidic samples on average about 10% to 15% less than for the mixed and oxide material. There was no gold recovered from the carbonaceous sample (#10) and it is likely that the gold mineralization within this sample is refractory. Except for the volcanic samples (samples 1, 2 and 3), there is an indication that recoveries increase with higher grade. Silver recoveries are extremely variable within the oxide and mixed material (likely due to the very low head grades) and poor within the sulphide and carbonaceous material. Extractions were essentially complete between 24 and 48 hours for all samples and lime and cyanide consumptions were all reasonable.

The Amax report (Amax, 1990) suggests that gold extraction is very sensitive to particle size. The lower average gold recoveries in the 1990 bottle-roll tests as compared to the 1989 Amax tests are believed to be a result of the overall larger particle size within the 1990 tests. The 1990 Amax report also references data on 24-hour cold cyanide leach assays on -200 mesh pulps from 44 sample intervals in drill hole I-51. This data is included as an appendix in the report. Average gold recoveries by grade from the pulps were 67%, 87% and 83% using the same low, medium and high grade ranges as in the bottle-roll tests. Silver recoveries were 56%, 65% and 62% for the same grade ranges though Amax believes these values might be biased high because the initial silver assay was determined by acid digestion. Due to the low silver recoveries, and their experience at the Wind Mountain Mine, Amax states that "Silver cannot be considered economically significant in this deposit".

Amax (1991)
Amax completed ten 6-inch column leach tests using crushed drill core composite samples created after evaluating the 1990 cyanide leach and bottle-roll test results. After the column leach tests resulted in low recoveries, an additional 14 bottle-roll tests were completed in an effort to both confirm and then determine the reason for the poor results. The internal Amax summary report (Amax, 1991) does not state where the analyses were run, and there are no copies of the lab data in the Colado data package, but MDA assumes that this work was completed by McClelland Lab since they were the analytical lab for both the 1990 scoping tests and the later 1992 testing.

The Amax report also discusses the cyanide leach and bottle-roll scoping work that was completed in 1990 though the date of this work was not stated clearly in the 1991 report. The 1990 bottle-roll samples were also categorized in more detail leading to different sample nomenclature. This apparently led to the inclusion within the Santa Fe summary report (Hanley, 1994) of both the 1990 cyanide leach and bottle-roll tests as new work completed in 1991 and a resultant overstatement of the total metallurgical work at Colado.

The composite samples used in the column leach tests were categorized by rock type, oxidation status and gold grade. The composites were made up of 2.4-inch diameter core crushed to a nominal ¾-inch size. The columns were leached for a total of 29 days. Lime was added at 4 lb/ton and cyanide solution at a strength of 2 lb NaCN/ton was applied at a rate of 0.005 gpm/ft2. The results of the column tests are shown in Table 15.3.

Table 15.3 29-day Column Leach Tests (1991)

Column	Rock Type	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Au Rec (%)
1	Volcanic - LG	Ox	3/4"	0.024	0.021	13%
2	Siltstone - LG	Ox	3/4"	0.021	0.018	14%
3	Siltstone - MG	Sulf	3/4"	0.044	0.042	5%
4	Siltstone - LG	Sulf	3/4"	0.023	0.022	4%
5	Siltstone - LG	Sulf	3/4"	0.008	0.008	0%
6	Volcanic - MG	Ox	3/4"	0.037	0.032	14%
7	Volcanic - LG	Ox	3/4"	0.021	0.016	24%
8	Volcanic - MG	Sulf	3/4"	0.029	0.028	3%
9	Siltstone - LG	Sulf	3/4"	0.016	0.015	6%
10	Siltstone - LG	Ox	3/4"	0.02	0.01	50%

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

The column tests gave poor recoveries for all but column #10, a low-grade oxidized siltstone composite which had a moderate 50% recovery. For all columns, leaching was mostly complete after 9 days and the total leach period included an 8-day rest period which had little effect on improving gold recovery. Cyanide consumption rates were stated to be low but the actual data was not included within the Amax report.

As a verification of the poor column test results, four composites were created from the various columns, crushed to 3/8-inch and leached in a bottle-roll for 96 hours. The results are

shown in Table 15.4 as samples 1 through 4. All returned gold recovery values less than 20% with two samples showing no recovery.

Amax states in their 1991 report that column tail screen analyses on columns 1 and 4 show a decrease in grade as the size fraction decreased. Although this was the case in both samples, the grade variation was more pronounced in the column 1 oxide sample. Since the sulphidic composites returned the worst gold recoveries overall, and the particle size reduction had only a small impact on additional recovery, Amax states that there is a good possibility that the gold is locked within the sulphide particles. A lack of physical liberation appeared to be the cause of low recoveries within the non-sulphidic composites.

Table 15.4 Bottle Roll Tests (1991)

Sample	Rock Type and Grade*	Redox Status	Particle Size	Leach Time (hrs)	Au Rec (%)
1	Siltstone - LG+ MG	Sulf	3/8"	96	0%
2	Volcanic - LG+MG	Ox	3/8"	96	14%
3	Volcanic - MG	Sulf	3/8"	96	7%
4	Volcanic - MG	Ox	3/8"	96	0%
5	Siltstone - LG	Sulf	3/4"	72	0%
6	Siltstone - LG	Sulf	3/8"	72	4%
7	Siltstone - LG	Sulf	-4 M	72	5%
8	Siltstone - LG	Sulf	-10 M	72	20%
9	Siltstone - LG	Sulf	-100 M	72	39%
10	Volcanic - LG	Ox	3/4"	72	0%
11	Volcanic - LG	Ox	3/8"	72	11%
12	Volcanic - LG	Ox	-4 M	72	14%
13	Volcanic - LG	Ox	-10 M	72	31%
14	Volcanic - LG	Ox	-100 M	72	81%

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

Amax completed another ten bottle-roll leach tests which confirmed the liberation problem. The column leach residues from columns 1 and 4 were reduced to various size fractions and leached for 72 hours. Included within these bottle-roll tests were an unreduced 3/4-inch size composite from each of the two columns. The results of the various particle size bottle-roll tests are shown as samples 5 through 14 in Table 15.4. The various bottle-roll leach parameters (lime and cyanide consumption, solution sample time intervals, etc.) were not discussed in the Amax report so this data is not known. The gold recovery data indicates a strong correlation between particle size and extraction rates, reaching 80% recovery for the column 1 oxide sample. The maximum 39% extraction rate for the sulphide sample is likely reflective of the more refractory nature of this sample.

Amax (1992)

Two drill core composite samples were submitted to McClelland Laboratories for bottle-roll metallurgical tests. The purpose of this work was to determine if pre-cyanidation acetone washing of the samples would have a positive effect on recoveries. As indicated in the lab data, the samples were crushed to a 3/8-inch size and then rolled 96 hours at 40% solids. Solution samples were analyzed for gold and silver at 2, 6, 24, 48, 72 and 96 hours. The results of the two bottle-roll tests are shown in Table 15.5.

Table 15.5 96-hour Bottle Roll Tests using Acetone Washing by McClelland Laboratories (1992)

Sample	Rock Type and Grade	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Siltstone - MG	Sulf	3/8"	0.031	0.029	0.57	0.50	**6%**	**12%**	0.30	2.4
2	Volcanic - MG	Ox	3/8"	0.035	0.029	NA	NA	**17%**	**NA**	0.15	2.1

MG = 0.025 - 0.050 oz Au/ton

A comparison with the bottle-roll testing completed on the same material and size fraction in 1991 (see samples 6 and 11 in Table 15.4) indicates that acetone washing results in only a minor increase in recoveries. Gold recovery for the pyritic siltstone increased from 4% to 6% while the oxidized volcanic recovery increased from 11% to 17%. These are increases of up to 50% but still not significant when considering possible heap leaching. The Amax 1992 summary report questions whether this increase in recovery is due to removal of grease previously in the samples, oxidation of samples while in storage, or analytical variability of the rock.

Historical Cyanide Leach Analysis on Colado Drill Pulps

The Colado database has 746 drill sample intervals that contain cyanide leach gold analyses. These analyses on -150 to -200 mesh pulps were completed predominantly by Amax and Santa Fe from 1989 through 1994, with mineralized intervals of two drill holes analyzed by cyanide leach by Newmont Mining in 2003. Figure 15.1 shows the results of the cyanide analyses and the apparent lack of relationship between grade and gold recovery. Though there is significant variation at specific gold grades, likely due to oxide versus sulphide recovery differences, the mean gold recovery stays fairly constant across all gold grades, at between 60% and 70%. The greater than 100% gold recovery data points are the result of either analytical problems or the inherent variability of the rock.

Santa Fe completed an oxide versus sulphide comparison of their cyanide leach data in 1993. Barringer Laboratories analyzed 248 selected intervals categorized by oxidation status and grade range from nine RC drill holes. A summary of the results is shown in Table 15.6. Average gold recovery for the oxide material is 70% with no apparent relationship between grade and gold recovery. The sulphide material had an average gold recovery of 43% with a definite relationship of increasing recovery with grade. The few carbonaceous samples were not separated by gold grades and all returned very poor gold extraction rates.

Figure 15.1 Colado Cyanide Leach Gold Recovery Data


Cyanide Leach Gold Recoveries
200%
150%
100%
50%
0%
Gold Recovery (%)
0.001
0.004
0.007
0.009
0.011
0.012
0.013
0.015
0.017
0.018
0.021
0.024
0.027
0.038
0.056
Total Au (oz Au/t)

Table 15.6 Cyanide Leach tests on Santa Fe Pulps by Barringer Lab (1993)

Grade (oz Au/ton)	Oxidized Au Rec (%)	Reduced Au Rec (%)	Carbonaceous Au Rec (%)
<0.025	71%	32%	-
0.025 - 0.050	65%	41%	-
>0.050	75%	55%	-
Average of Grade Ranges	70%	43%	7.6%*

* Carbonaceous samples were not classified by grade range

Referring to the Santa Fe cyanide leach data, Hanley (1994) states that geographic location could have some control on gold recoveries, especially within the sulphide zone. Recoveries in the sulphide zone are lower towards the western side of the deposit and are generally higher on the eastern side of the property. There has been no further work to confirm this idea.

15.2 Mineral Processing and Metallurgy Conclusions

The following conclusions are drawn exclusively from the metallurgical testing conducted on the Colado mineralization by previous operators. No metallurgical testing has been undertaken by Rye Patch Gold.

Column leach results from oxide material ranged from 10% to 50% gold recovery while testing on the sulphidic material yielded <10% recoveries. These column leach tests were done on nominal ¾-inch size crush material. Gold leaching was substantially complete in all column tests after 9 days. The primary rock type (siltstone or volcanic) does not appear to be a factor in gold recovery. Reagent requirements were low for all column leach tests.

Bottle-roll tests on various size fractions indicate that gold recoveries are sensitive to particle size and that recoveries increased significantly with decreasing particle size. At a -100 mesh grind, gold recoveries from bottle-roll leaching were 80% for oxide material and 39% for sulphide material. These results indicate a possible physical liberation problem (i.e. silica encapsulation) for the gold in the oxide material. The poor to moderate recoveries for the sulphide material at the finer grind indicate that gold is primarily locked within the sulphide particles. Both conditions result in material not amenable to standard heap leaching processes.

The one bottle-roll leach test on carbonaceous material yielded no gold recovery indicating a refractory nature of the gold mineralization. This one bottle-roll test with low gold recovery is confirmed by a number of very low recoveries from cyanide leach analysis on pulps.

The minor amount of silver recovery data from the bottle-roll leach tests show erratic recoveries for oxide material and poor recoveries for sulphide material. Combined with the low total silver grades, especially in the oxide zone, silver is not considered to be economically significant.

The metallurgical work completed to date indicates that the Colado mineralization is not likely to be amenable to heap leaching. Production data from the nearby Willard mine indicates an average 60% heap leach gold recovery from similar high-silica oxide material. Further testing of the Colado mineralization is therefore warranted, especially if additional high-grade material is discovered. Additional test work should also address potential metallurgical changes within the deposit as is suggested by the Santa Fe cyanide leach results, along with column leach test work on various crush sizes.

16 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1 Introduction

Rye Patch Gold requested in August 2006 that MDA complete a resource estimate on the Colado deposit of their Wilco Project. The purpose of the estimate is for a first-time public disclosure of the resources at Colado, where 174 drill holes define the deposit area. The Colado drill-hole assay database contains 14,123 gold assays and 11,564 silver assays.

The work done by MDA included building a geologic model with Rye Patch Gold geologist Mr. Radu Conelea. This geologic model formed the basis of the resource model described and reported in this document. MDA also analyzed quality assurance/quality control ("QA/QC") data, made a site visit, and took nine surface samples; no duplicate drill samples were taken because no drill samples exist. The lack of existing drill samples is one reason there are no Measured category of resources, but the multiple exploration companies that have operated at Colado allow for sufficient confidence in the classification of Indicated material.

16.2 Procedures

Upon completion of the database validation process, MDA constructed east-west oriented cross sections through the entire Colado resource area and surroundings. Drill-hole information, including host lithology, oxidation state, silica alteration, and gold and silver values, along with the digital topography, were plotted on the cross sections. Where applicable, the surficial geology was plotted on the sections by Mr. Radu Conelea based on his recent surface-mapping effort.

Quantile plots of the gold and silver geochemical values were made to help define styles of mineralization. These analytical population breaks were used in the definition of mineral domains which were then utilized in resource estimation. Breaks were initially defined for gold at ~0.005 oz Au/ton, ~0.025 oz Au/ton, and ~0.05 oz Au/ton and these three mineral domain boundaries were modeled on the geologic cross sections. Later analysis deemed that only the lower two domains were valid and just two mineral domains were used in resource estimation. Silver-assay breaks, also very subtle, were found at ~0.03 oz Ag/ton, ~0.2 oz Ag/ton and ~0.6 oz Ag/ton.

16.3 Geologic Background

Gold and silver mineralization at Colado is associated with hot-springs related silica alteration centered at the intersection of north-south and northwest-trending structures. These range-front structures occur along the western margin of a stratigraphic sequence of basement Mesozoic siltstones overlain by Tertiary volcanic and volcaniclastic rocks. The exposed sediments within the eastern portion of the mineralized area have a general northwest strike and 20° to 40° southwesterly dips though there is significant internal folding and structural dislocation. The Mesozoic/Tertiary paleosurface encountered in drilling is also structurally offset although it has a general north-northwest strike and 15° to 25° westerly dip. Pre-hot springs Tertiary fanglomerate and basin-fill gravel deposits are in apparent structural contact with, and also onlap, the older lithologies along the western edge of the mineralized area. These more recent sediments thicken dramatically within the hanging wall of the primary north-south bounding fault and appear to have been deposited contemporaneously with fault movement.

Silica-rich alteration seems to be controlled by west-dipping structures and has spread laterally, primarily to the east, into the Mesozoic siltstones and Tertiary volcanic rocks following more permeable bedding plane and volcanic horizons. Large thicknesses (>200-ft thick) of pervasively silica-altered rock occur within the upper reaches of the intersection of range-front faults and northwest-trending structures. The massive silica alteration has obscured both the original lithologies and the structural pathways making geologic interpretation of the pre-hot spring's geology uncertain. For this reason, the pervasively silicified rock was treated in the geologic model as a unique lithology.

Laterally, away from the alteration center, zones of massive silicification are less common and there is a gradation outward into moderately and then weakly altered wallrock. The remaining zones of massive silica are often localized along distinct stratigraphic horizons, and to a lesser extent, near-vertical structural pathways. Disruptions in the silica alteration are often caused by pre-mineral structural offsets in the more favourable horizons.

There is only minor post-mineral structural movement and the silica bodies remain relatively massive and un-fractured. Drilling and outcrop exposures show the silica-rich hot-springs system to extend for over 5,000 ft along the north-south range front although alteration weakens away from the center of the Colado system.

16.4 Mineralization Style

On a large scale, gold and silver mineralization is related to the emplacement of the hot springs related silica, and the outline of the mineralization roughly matches the shape of the silica-altered zone. There is not a direct correlation between silica and mineralization, and the mineral envelope boundary occurs both outside and within the massive silica body. There are often increased mineral grades along the edges of the pervasively silica-altered rock. In overall shape, gold mineralization covers an area 3,000 ft north-northwest and up to 2,000 ft east-west.

Internally within the mineralized envelope, gold grades have not been correlated with any obvious features or diagnostic characteristics. The larger mass of pervasive silica contains thin, late-stage quartz veins and stockwork, but the higher gold grades do not correlate with these features. Within the more favourable bedding horizons, there are indications that higher grades are localized by the presence of near-vertical potential feeder structures, but the orientation of the high-grade mineralization is dominantly sub-horizontal with very little evidence of vertical extensions above or below the bedding-related mineral orientation.

MDA, with the assistance of Mr. Conelea, interpreted the lithologic and structural data for each of the cross sections and these geologic models were used to help define the mineral domain boundaries. The geologic model also includes the redox and carbon boundaries; the latter occurs within the Mesozoic siltstones and is interpreted to mark an alteration front along the margins of the hot-springs system. The carbonaceous siltstone is broken out as a distinct material type within the resource estimate due to the very low (<10%) cyanide-leach gold recoveries reported from this rock type.

Once the outlines of the mineral domains were drawn on paper cross sections, checked, iterated back and forth between cross sections, and accepted by Rye Patch Gold staff, the zones were digitized and then checked for accuracy and completeness. Table 16.1 presents a list of mineral domains and materials defined for this model. Figure 16.1 is an example of a typical east-west oriented cross section showing the mineral domains and the underlying geology.

Table 16.1 Coding and Description of the Geologic Model

Code	Description
1	Overburden
2	Oxide – determined by geologic logging
3	Unoxidized
4	Carbonaceous
100	Low-grade domain
200	High-grade domain

Silver mineralization may have at one time been spatially and genetically related to the gold mineralization, but through the process of weathering it has been modified. Presently, little silver occurs in the oxide zone while the higher grades occur just below the oxidation boundary, probably representing a "blanket-like" enrichment zone. A simple grade model was made for silver but additional work would need to be done to gain a better understanding of the controls on silver distribution and to then incorporate that understanding into a new model. It is clear that silver occurs both within the gold mineralized body as well as external to it.

Figure 16.1 Colado Typical Geologic Cross Section (2006550N) with Mineral Domains


Colado Deposit
Section 2006550N
Looking North
West
East
Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Silicification/Brecciation
Quartz Vein
Inferred Fault
Oxide/Sulfide Boundary
Carbonaceous Sediments
Grade (oz/ton) Envelopes
> 0.050 opt Au High Grade
0.005 - 0.050 opt Au Low Grade
0 ft
250 ft
500 ft
4500 ft
4000 ft
3500 ft
562000 E
563000 E
I-55
I-52
I-49
I-64
EM-004
EM-005
DCO-27
I-38
EM-006
DCO-28
Rye Patch GOLD CORP.
Wilco Property

16.5 Sample Coding and Compositing

The three initial mineral domain boundaries (~0.005 oz Au/ton, ~0.025 oz Au/ton, and ~0.05 oz Au/ton) were used to code the samples but later, after analysis, it was deemed that only the lower two were necessary and appropriate. The combining of the two upper domains is reflected in Table 16.1 where the high-grade domain (code 200) represents the >0.025 oz Au/ton mineral domain. Overall, the mineralization style is sufficiently evenly distributed to require little capping or any estimation grade-projection restrictions during estimation. Sample descriptive statistics were calculated for gold and are presented in Table 16.2.

Table 16.2 Descriptive Statistics of Coded Colado Assays

Zone	100	Low-grade domain				Capping	None	oz Au/t
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	3,864					10.0	695.0	ft
To	3,864					15.0	700.0	ft
Length	3,864					1.5	70.0	ft
Au	3,828	0.008	0.010	0.006	0.640	0.000	0.068	oz Au/t
Au Capped	3,828	0.008	0.010	0.006	0.640	0.000	0.068	oz Au/t

Zone	200	High-grade domain				Capping	0.25	oz Au/t
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	602					45.0	610.0	ft
To	602					50.0	615.0	ft
Length	602					5.0	5.0	ft
Au	599	0.035	0.046	0.048	1.043	0.003	0.632	oz Au/t
Au Capped	599	0.035	0.044	0.034	0.767	0.003	0.250	oz Au/t

Compositing was done to 10-ft down-hole lengths, (one-half of the model block size in the vertical dimension) honouring all material type and mineral domain boundaries. The volume inside each mineral domain (100 and 200) was estimated using only composites from inside that domain. The volume outside the low grade domain was estimated using all composites from outside the low-grade domain but with more severe grade restrictions. The material outside the low grade domain was only used for dilution purposes along the margins of the mineralization boundary. Composite descriptive statistics are presented in Table 16.3.

Table 16.3 Descriptive Statistics of Coded Colado Composites

Zone 99 Outside low-grade domain — Capping 0.025 oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	4,749	190	223			0	1050	ft
To	4,749	200	233			10	1060	ft
Length	4,749	10	10			5	10	ft
AuCap	4,749	0.002	0.002	0.002	0.91	0.000	0.025	oz Au/t
Au	4,749	0.002	0.002	0.003	1.14	0.000	0.068	oz Au/t

Zone 100 Low-grade domain — Capping none oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	2,020	265	268			10	690	ft
To	2,020	275	278			20	700	ft
Length	2,020	10	9			5	10	ft
AuCap	2,020	0.009	0.010	0.005	0.51	0.001	0.045	oz Au/t
Au	2,020	0.009	0.010	0.005	0.51	0.001	0.045	oz Au/t

Zone 200 High-grade domain — Capping 0.224 oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	336	265	257			45	610	ft
To	336	275	267			55	620	ft
Length	336	10	9			5	10	ft
AuCap	336	0.037	0.044	0.027	0.60	0.007	0.224	oz Au/t
Au	336	0.037	0.046	0.035	0.77	0.007	0.340	oz Au/t

16.6 Density

There are no rock density measurements for the Colado rocks. As such, MDA made a best guess at values for the material being estimated considering oxidation, fracturing, and rock type. Table 16.4 presents the mean tonnage factor assigned to the rocks at Colado. The lack of density measurements is one reason that there are no Measured resources at Colado.

Table 16.4 List of Tonnage Factors Used in Model

Material Type	Tonnage Factor
Overburden	18.0
Oxide	14.0
Sulphide	13.5
Carbonaceous	13.5

16.7 Resource Model and Estimation

The resource block model should duplicate the relatively evenly distributed gold grades observed in the drill assays and also mimic the shape and orientation of the mineralized domains as interpreted in the geologic model. While the mineral domains aid in simulating the grade distribution, estimation used the Kriging algorithm to further replicate this grade smoothing. Variograms were made (Appendix A) of the low-grade and high-grade mineral domains, and of the mineralization outside of the low-grade shell. Similar variogram results for the two mineral domains led to the use of the same search parameters for both domains. Horizontal sweeps were made and little material anisotropy was noted. Then vertical sweeps were made and again only minor anisotropy was noted. MDA chose to use the variograms in the plane of mineralization for the Kriging parameters, namely, azimuth 90°, dip +10° and rotation 0°. These Kriging parameters are listed along with the estimation parameters in Table 16.5.

The silver was also estimated, albeit in less detail than the gold. More detailed work was not warranted due to the overall low grades and the position of the higher-grade material at depth within the sulphidic and carbonaceous material. There is still potential for the silver to supply some economic benefit depending on future mining scenarios so continued analyses is warranted.

It is apparent that the silver has been leached near the surface, which has resulted in a slightly enriched silver "blanket" at the oxide/unoxidized contact zone. Grades gradually decrease below this level to the background hypogene mineralization grades. To estimate what is believed to be the *in situ* silver distribution, MDA estimated the leached zone separately from the underlying unoxidized material and distinctly differently from the gold estimation. Multiple passes were done within a 5 (horizontal):1 (vertical) search ellipse oriented the same as gold (Table 16.5) and parallel to the oxidized/unoxidized horizon. A minimum of one sample per hole and a maximum of 15 samples with no more than three samples from one hole were used. The silver grades lying within the reported gold zone were tabulated but cannot be reported as a resource.

Table 16.5 Colado: Estimation Parameters for Gold by Mineral Domain

Description	Parameter
Low-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	30 / 30 / 20
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Uncapped
Low-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
Low-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	500 / 500 / 333
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped

Table 16.5 Colado: Estimation Parameters for Gold by Mineral Domain
(continued)

Description	Parameter
High-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	30 / 30 / 20
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Uncapped
High-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
High-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	500 / 500 / 333
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
Outside Low-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	3448
C_1 / C_2	1685 / 1556
R_1 / R_2 (Major / Semi Major / Minor)	60 / 260
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped

16.8 Resources

MDA classified the Colado resource in order of increasing geological and quantitative confidence into Inferred and Indicated categories to be in compliance with Canadian National Instrument 43-101 and the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines", issued in 2000 and modified with adoption of the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" in 2005. CIM mineral resource definitions are given below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

MDA classified the Colado resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block while also taking into account project history, database quality, sample integrity and geologic understanding. The criteria for resource classification are given in Table 16.6. There are no Measured resources at Colado at this time due to the lack of drill cuttings or core from operators prior to Rye Patch Gold that could be used for verification purposes, the concern over potential laboratory bias in the assays, and the lack of in situ density data. However, the multiple exploration companies that have operated at Colado and the rather thorough and logical geological model has greatly compensated for what otherwise would have likely been only an Inferred

resource. The resource classification would likely rise if a few in-fill holes are completed for verification and in situ density data was generated.

Table 16.6 Criteria for Resource Classification

No Measured material at Colado	
Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance	2 / 1 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance	2 / 2 / 150
Or	
Minimum no. of samples /minimum no. of holes / maximum distance	1 / 1 / 50
All material not classified above is Inferred but lying within the mineralized Domain	

Because of the requirement that the resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are reasonable for deposits of this nature that have some metallurgical issues. As such, some economic considerations were used to determine cutoff grades at which the resource is presented. MDA considered reasonable gold prices and extraction costs and recoveries, albeit in a general sense. Applying these criteria greatly reduces the mineralized material that can be reported as resource.

The Colado resources are tabulated in Table 16.7. The stated resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within the reported resource due to the significant metallurgical difficulties associated with this material and the overall low grade of mineralization.

Table 16.7 Colado Resource Tabulation

Resource	Tons	oz Au/t	oz Au
Indicated:	4,750,000	0.032	150,000
Inferred:	660,000	0.027	18,000

The deposit also contains low grade silver mineralization that may provide some contribution to the potential economics of the deposit. The authors have not included a silver component in the mineral resource estimate because they did not estimate the silver content to the level of Indicated mineral resource.

Checks were made on the Colado resource model in the following manner:

- Cross sections with the mineral domains, drill-hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
- Block-model information, such as coding, number of samples, and classification were checked by domain and lithology on a bench-by-bench basis on the computer;
- Cross-section volumes to long-section volumes were checked;
- A nearest neighbour and inverse distance model were made for comparison;
- A simple polygonal model was made; and

- Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals

In the end, it is deemed that the resource estimate is reasonable and supported by the geologic model and therefore there is a relatively high ratio of Indicated to Inferred material.

16.9 Discussion, Qualifications, Risk and Recommendations

For the Colado deposit, the most important observations that can be presented to the reader are the relatively even distribution of gold and the relatively small size of the reported resource as compared to the total mineralized domain. Improved economics, primarily through increased metallurgical recoveries, would be required for significant portions of the mineralized material to be classified as resource. The resource could also be increased by drilling to the south and northwest where current drilling is limited.

The Colado resource is based dominantly on the assay results from RC drill holes, with only three core holes located within the Colado mineral domains. The core holes confirm the mineral domains defined by the RC drilling but for the two core holes that could be considered twins of nearby RC holes, the core hole gold assays were lower on average than the RC assays. This core/RC twin data is too limited for a definitive assessment of the reliability of the sampling to date. Additional core twin holes are recommended to make such an assessment and to bring greater confidence to the resource estimate.

The Colado deposit contains low-grade silver mineralization that may contribute to the potential economics of the deposit. Greater definition and possible expansion of the silver mineralization represents an upside for the Colado deposit although the likelihood of finding large higher-grade domains is considered low.

During the normal tasks of estimating a resource, MDA estimates all *in situ* material regardless of "reasonable prospects for economic extraction" after which MDA reports that portion of material which does have "reasonable prospects for economic extraction". Those are reported above as the Inferred and Indicated resource. While the remaining material does not meet the economic requirements for CIM classification of resources, it meets all other geologic, analytical, statistical and geostatistical criteria.

17 OTHER RELEVANT DATA AND INFORMATION

The authors of this report were provided with free and clear access to all data pertaining to the Wilco property. The authors are aware that the reported resource lies within a larger estimated body of epithermal mineralization. The Colado mineralized body covers an area of about 3500 ft by 2000 ft. The mineral system reaches up to 450-ft thick although on average is less than 250-ft thick.

18 INTERPRETATIONS AND CONCLUSIONS

The Wilco property, located in Pershing County, Nevada, has a long history of exploration and development for gold, copper, silver and antimony dating to the early 1900's. More recently, gold was recovered from a heap leach operation at the Willard Mine in the southeast area of the property. Detailed drilling by Amax, Santa Fe, Newmont and others at the Colado epithermal gold prospect has outlined a mineralized zone within pervasively silica altered volcanic rocks.

In April, 2006, Rye Patch Gold entered into an agreement to acquire a 100% interest in the Wilco property by completing $3 million in exploration over a five year period, subject to back in rights, royalties and other payments.

A resource evaluation of the Colado zone by independent Qualified Persons Paul Tietz, C.P.Geo. and Steven Ristorcelli, P.Geo., of MDA defined an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported resource is but a small fraction of the total mineralized material within the Colado property.

Metallurgical test work of the Colado deposit indicates that gold recoveries are sensitive to particle size and that recoveries increased significantly with decreasing particle size. At a -100 mesh grind, gold recoveries from bottle-roll leaching were 80% for oxide material and 39% for sulphide material. Recoveries within carbonaceous material were less than 10%. These results indicate a possible physical liberation problem (silica encapsulation) for the gold in the oxide material. The poor to moderate recoveries at the finer grind indicate that for the sulphide material, gold is primarily locked within the sulphide particles. Such conditions result in mineralized material not likely to be amenable to heap leaching. Because production data from the nearby Willard mine show an average heap leach gold recovery of 60% from similar high-silica mineralized material, further metallurgical test work at Colado is warranted. Any further work should also address the potential for metallurgical changes within the Colado deposit as is suggested by the Santa Fe cyanide leach results.

The Wilco property has potential to host epithermal bonanza-style gold mineralization along high-angle feeder structures, as well as the potential to expand the resource within the Colado area. The East-West Draw and Willard Mine areas have not been thoroughly explored, particularly for gold mineralization associated with high-angle structures at depth.

In the authors' opinion, the Wilco property is a property of merit that warrants further exploration to determine if economic concentrations of gold exist on the property.

19 RECOMMENDATIONS

Based on the results of previous work programs, further exploration of the Wilco property is warranted. A two-phase exploration program is recommended to effectively test the zones of mineralization on the property. Phase One of this program will consist of exploration drilling, metallurgical testwork, geophysical surveys and geological mapping in the Colado, Willard Mine and East-West Draw areas. If the results of this work are favourable, then the Phase Two program of definition drilling, permitting and scoping studies would follow.

Details of the Phase One exploration program include:

1. conduct VLF geophysical surveys over the Colado, Willard Mine and East-West Draw areas of interest in an effort to identify high-angle structures that could represent feeder zones;
2. conduct detailed geological mapping with an emphasis on structural controls on mineralization;
3. systematic drilling at Colado to delimit the boundaries of the mineralization within the stockwork and breccia style siliceous altered rocks and to test for bonanza style mineralization along prominent high-angle structures;

4. exploration drilling at the Willard Hill and East-West Draw zones to assess the potential of high-angle feeder structures in these zones; and
5. drilling representative mineralized material to collect sample for metallurgical testwork to determine the optimal gold beneficiation process

A budget of $1,130,000, exclusive of property payments, will be necessary to support the Phase One exploration program recommended above. A minimum of 20,000 feet of drilling is required to adequately test the current targets. A combination of core and reverse circulation drilling would be employed. Rigorous sample quality control procedures, including the use of blanks, duplicates and certified reference material is required. The projected costs cover direct exploration expenditures only and exclude the Company's office, administration or land maintenance payments. Details of the cost estimate are provided in Table 19.1 below.

Table 19.1 Recommended Exploration Budget, Phase I

Analyses	$60,000
Drilling	$500,000
Equipment and Supplies	$45,000
Environmental	$35,000
Field Supplies and Support	$75,000
Geological Mapping	$80,000
Geophysical Surveys	$70,000
Labour	$125,000
Metallurgical Testing	$90,000
Contingency	$50,000
	$1,130,000

The Phase Two exploration program would include definition drilling, permitting and scoping studies designed to advance the Wilco project to a pre-feasibility stage. It is not possible to determine the full extent or exact cost of the Phase Two work program. However, it is estimated that cost of this work might require a budget of at least $3 million considering the amount of test work, data acquisition, data compilation and permitting work that will be required to complete the scoping study.

20 REFERENCES

Amax (1990), I-80 Leachability Test Summary; Amax internal report, 2 p.

Amax (1990) October 1990 Monthly Progress Report, submitted to Santa Fe Pacific Mining Inc.

Amax (1991); I-80 Metallurgical Report; Amax internal report, 6 p.

Christensen, O.D., July 1980, Geochemistry of the Colado geothermal area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-39, 31p.

Christensen, O.D., Sibbett, B.S., and Bullett, M.J., January 1981, Geochemistry of selected rock samples, Colado geothermal area, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-50, 17p.

De Long, James E., Jr., May, 1986, An Evaluation of Geology, Ore Reserves and Exploration Potential of the Willard Joint Venture Property, Pershing County, Nevada for Santa Fe Mining, Inc.

Erwin, Thomas P., September 18, 2006, Wilco Project, Pershing County, Nevada, letter to Rye Patch Gold Corp.

Hanley, E., (1994); Cyanide Leach Tests at Colada: Report prepared for Santa Fe Pacific Gold, 5 p.

Johnson, M.G., 1977, Geology and mineral deposits of Pershing County, Nevada: Nevada Bureau of Mines and Geology, Bull. 89, 115p.

Mackelprang, C.E., September 1980, Interpretation of a Dipole-Dipole Electrical Resistivity Survey, Colado Geothermal Area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-41, 25p. with Interpreted Schematic of Hydrothermal Reservoir.

Mackelprang, C.E., April 1982, Interpretation of Geophysical Data from the Colado KGRA, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-71, 27p. with Geology Map, Bouguer Gravity Map, etc.

Madeisky, H.E., 1996, Summary Report on the COLOR Property, Pershing County, Nevada, unpublished report prepared for Easton Minerals Limited.

Muto, P., 1980, Geology and Mineralization of the Willard Mining District, Pershing County, Nevada: Master's Thesis, Mackay School of Mines, University of Nevada - Reno.

Noble, Donald C., McKee, Edwin H., and Larson, Lawrence T., 1987, Late Miocene Hydrothermal Activity at the Willard and Scossa Mining Districts, Pershing County, Northwestern Nevada: Isochron/West, No.48, April 1987, 2p.

Sibbett, B.S., and Bullett, M.J., July 1980, Geology of the Colado geothermal area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-38, 34p. with Geology Map and Geologic Cross-Sections.

Tingley, Joseph V. and Bonham, Harold F., Jr., 1986, Sediment Hosted Precious Metal Deposits of Northern Nevada, Nevada Bureau of Mines and Geology Report 40.

Tingley, Joseph V., 1999, Major Precious-Metal Deposits, Nevada Bureau of Mines and Geology, Special Publication MI 1999

Wendt, Clancy, 2002, Precious Metal Deposits of the Humboldt Range-New Discoveries in an Old District, Geological Society of Nevada 2002 Fall Field Trip Guidebook, Special Publication No. 36.

21 DATE and SIGNATURE PAGE

This report titled "Summary Report on the Wilco Property and dated November 30, 2006 prepared for Rye Patch Gold Corp. effective as of and dated November 30, 2006 was prepared and signed by the following authors:

Dated at Vancouver, British Columbia
November 30, 2006

Geoffrey Goodall, P. Geo.
Principal Geologist
Global Geological Services Inc.

"Geoffrey Goodall"

Dated at Reno, Nevada
November 30, 2006

Paul Tietz, C.P.Geo.
Senior Geologist
Mine Development Associates

"Paul Tietz"

Dated at Reno, Nevada
November 30, 2006

Steven Ristorcelli, P.Geo.
Principal Geologist
Mine Development Associates

"Steven Ristorcelli"

22 CERTIFICATE and CONSENT of QUALIFIED PERSONS

I, Geoffrey Goodall, P.Geo., do hereby certify that:

1. I am president of:
   Global Geological Services Inc.
   1315 Arborlynn Drive
   North Vancouver, BC, Canada
   V7J 2V6

2. I am responsible for the preparation of the technical report titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" dated November 30, 2006.

3. I graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1984; I am a member of the Association of Professional Engineers and Geoscientists of BC; and I am a Fellow of the Geological Association of Canada.

4. I have worked as a geologist for over 21 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation and review of all sections of the technical report titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada", except for Section 13 – Data Verification, Section 15 – Mineral Processing and Metallurgical Testing and Section 16 – Mineral Resource and Mineral Reserve Estimates. I have not visited the Wilco property.

7. I am independent of Rye Patch Gold Corp. applying all of the tests in section 1.4 of the National Instrument 43-101.

8. I have not had prior involvement with the property that is the subject of the Technical Report.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I do hereby consent to the filing, with the British Columbia Securities Commission and the TSX Venture Exchange regulatory authorities and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report and to written disclosure by Rye Patch Gold Corp. in public information documents so being filed provided that the

entire report is filed and that I am provided an opportunity to review excerpts or summaries of the report in the context that they are being used.

Dated this 30th day of November, 2006.

"Geoffrey Goodall"
Signature of Qualified Person

Geoffrey Goodall
Name of Qualified Person

I, Steven Ristorcelli, P. Geo., do hereby certify that:

1. I am currently employed as Principal Geologist by:

   Mine Development Associates, Inc.
   210 South Rock Blvd.
   Reno, Nevada 89502.

2. I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3. I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists.

4. I have worked as a geologist for a total of 28 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for and was involved with the preparation of Section 16 – Mineral Resource and Mineral Reserve Estimates of this technical report titled *Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada* for Rye Patch Gold Corp. dated November 30, 2006 (the "Technical Report"). I have not visited the property.

7. I have no prior involvement with the property or Rye Patch Gold Corp.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of Rye Patch Gold Corp. within the meaning of section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by

them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of November, 2006.

"Steven Ristorcelli"

Signature of Qualified Person

Steven Ristorcelli

Print Name of Qualified Person

I, Paul Tietz, C. P. Geo., do hereby certify that:

1. I am an associate of: Mine Development Associates, Inc. located at:

   210 South Rock Blvd.
   Reno, Nevada 89502.

2. I graduated with a Bachelor of Science degree in Biology/Geology from the University of Rochester in 1977 and a Master of Science degree in Geology from the University of North Carolina, Chapel Hill in 1981. I also received a Master of Science degree in Geological Engineering from the University of Nevada, Reno in 2004.

3. I am a Certified Professional Geologist (#11004) with the American Institute of Professional Geologists.

4. I have worked as a geologist for a total of 29 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for and was involved with the preparation of Sections 13 – Data Verification, Section 15 – Mineral Processing and Metallurgical Testing and portions of Section 10 – Drilling, Section 11 – Sampling Method and Approach, Section 12 – Sample Preparation, Analyses and Security, and Section 16 – Mineral Resource and Mineral Reserve Estimates of this technical report titled Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada for Rye Patch Gold Corp. dated November 30, 2006 (the "Technical Report"). I visited the project once on September 19th of 2006.

7. I have had no prior involvement with this project.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of Rye Patch Gold Corp. within the meaning of section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical

Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of November, 2006.

"Paul Tietz"

Signature of Qualified Person

Paul Tietz

Print Name of Qualified Person

August 7, 2007

UPDATED SUMMARY REPORT
AND
EXPLORATION PROPOSAL

ON THE

WILCO PROJECT,
PERSHING COUNTY, NEVADA

Latitude 40^0 15' N, Longitude 118^0 21' W

for

RYE PATCH GOLD CORP.

by

Geoffrey Goodall, P. Geo.
Global Geological Services Inc.

Steven Ristorcelli, P. Geo
Mine Development Associates

Paul Tietz, C. P. Geo.
Mine Development Associates

Printed Date: September 4, 2007

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

Appendices

SUMMARY

This report summarizes the geology, mineralization, resources and exploration potential of the Wilco gold project area located in Pershing County, Nevada and makes recommendations for exploration to define further zones of mineralization on the property. The report was prepared by Qualified Person, Geoffrey Goodall, P.Geo. as a technical report meeting NI43-101 requirements. Data verification, metallurgy and resource calculations were completed by Paul Tietz, C.P.Geo. and Steven Ristorcelli, P.Geo. of Mine Development Associates ("MDA").

Rye Patch Gold Corp. ("Rye Patch Gold or the Company") has entered into an Assignment Agreement with North American Diversified Resources Corporation and Newmont USA Ltd. to further explore and, if warranted, develop the Wilco property. In order to earn a 100% interest in the property, Rye Patch Gold must expend $3 million on exploration of the Wilco property over a five year period. Newmont retains a right to earn back a 60% interest in the property by spending a further $15 million on exploration. The land covered by these agreements includes 217 mineral claims that cover approximately 3,240 acres and a further 5,226 acres of private lands, located approximately six miles northeast of Lovelock, NV. The mineral claims and private lands are contiguous and Rye Patch Gold controls all mineral rights within the property boundary. Included within the property boundary is a single unpatented claim (the "Valley View" claim) located on the south side of Willard Hill that is covered under a separate lease agreement with a second party, and which has been optioned since the last 43-101 report dated November 30, 2006. Under this agreement, Rye Patch Gold is obligated to make minimum yearly payments which rise to $40,000 by March 21, 2012. The minimum payments and a 1 to 3% sliding scale Net Smelter Return ("NSR") shall apply to a $1,000,000 purchase price.

Most of the Willard district is underlain by sedimentary rocks of the Triassic and Jurassic-age Auld Lang Syne Group that is composed of generally northerly trending, west-dipping shale, sandstone, quartzite and limestone rocks. The Humboldt Valley, located three miles west of the Wilco property, is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range. Tertiary sediments and Quaternary alluvium compose the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanic rocks occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon.

The Wilco property area has a long history of exploration, development and production dating back to the early 1900's. In the north and west portions of the property, gold, copper, silver and antimony were mined between 1905 and 1951. Antimony was produced at the Johnson-Heizer and Adriene mines during 1916 and 1946. The Rosal mine was developed for antimony, but no production was reported. The Willard mines produced free-milling gold from surface exposures, and later gold was recovered from heap leach operations in the 1990's. Western States Mining Corporation placed the

Willard mine into production in 1989 with reserves of 1,987,000 tons grading 0.04 oz Au/ton. Also in the 1990's, exploration drilling by Amax outlined an estimated 27 million tons of mineralized material grading 0.02 oz Au/ton at the Colado deposit located in the western portion of the Wilco Project.

Rye Patch Gold is currently conducting exploration drilling on the Wilco property. Results from this current work are not addressed in the Technical Report, but it is acknowledged that new information could result in material changes to this Technical Report's information and conclusions.

MDA completed a resource estimate on the Colado deposit in the fall of 2006. The Colado estimate was reported in a 43-101 dated November 2006. In January 2007, Rye Patch requested a mineral resource be completed on the Willard deposit. The purpose of the estimate is for a first-time public disclosure of the resources at Willard. The work done by MDA included validating the database, analyzing quality assurance/quality control ("QA/QC") data, and building a geologic model with the assistance of Rye Patch Gold personnel. Surpac® mining software was used in developing the resource block model, and the resource estimation used the Kriging algorithm to replicate the relatively evenly distributed gold grades observed in the drill sample assays. MDA classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block while at the same time considering the underlying database and sample integrity. There are no Measured resources at Colado or Willard at this time due to: a) the lack of drill cuttings or core from operators prior to Rye Patch Gold that could be used for verification purposes, b) the lack of in situ density data, and c) the Willard resource estimate's reliance on numerous sample geochem values determined by non-fire assay techniques.

The Colado deposit contains an Indicated gold resource of 4.75 million tons at a 0.032 oz Au/ton gold grade and an Inferred gold resource of 0.66 million tons at a 0.027 oz Au/ton gold grade. The stated Colado resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. The Willard deposit contains an Indicated gold resource of 3.89 million tons at a 0.022 oz Au/ton gold grade and an Inferred gold resource of 2.64 million tons at a 0.040 oz Au/ton gold grade. The stated Willard resource is based on a gold grade cutoff of 0.010 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. Due to a lack of metallurgical data, all Willard sulphide mineralization is classified as Inferred. No mineralized material within the carbonaceous siltstone at Colado and Willard is included within the reported resource due to reported metallurgical problems associated with this material.

Colado	Tons	oz Au/t	oz Au
Indicated:	4,750,000	0.032	150,000
Inferred:	660,000	0.027	20,000

Willard	Tons	oz Au/t	oz Au
Indicated:	3,890,000	0.022	90,000
Inferred:	2,640,000	0.040	110,000

Total	Tons	oz Au/t	oz Au
Indicated:	8,640,000	0.027	240,000
Inferred:	3,300,000	0.037	130,000

The Wilco property contains a total Indicated gold resource of 8.64 million tons at a 0.027 oz Au/ton gold grade and a total Inferred gold resource of 3.30million tons at a 0.037 oz Au/ton gold grade. The reported resource is a small fraction of the total Wilco estimated mineralized system. Improved economics, primarily through increased metallurgical recoveries, would be required for additional portions of other mineralized material to be classified as resource. The resource could also be increased at Colado by drilling to the south and northwest where current drilling is limited and at Willard by drilling the mineralized structures, primarily the east-west structures extending west from Willard Hill and the East-West Draw area.

The Colado deposit also contains low-grade silver mineralization that may provide some contribution to the potential economics of the deposit. The authors could not include the silver component in the Colado mineral resource because they did not estimate the silver content to the level of Indicated mineral resource. The low-grade silver mineralization within the Willard deposit was not modeled for this first-time resource estimate. The existing data do not suggest that the silver component will be a significant contributor to the potential economics of the deposit.

Historical metallurgical work at Colado was completed by Amax between 1989 and 1993. This work consisted of a series of five bottle-roll test programs that totaled 30 individual tests and a single column leach test program that consisted of ten individual columns. In addition, there have been a total of over 700 cyanide shake leach tests on individual drill sample pulps completed by Amax (in 1989 and 1990), Santa Fe Pacific Mining (in 1993 and 1994), and to a lesser extent by Newmont Mining (in 2003).

The limited column leach testing program indicates that Colado mineralization is not amenable to simulated heap leach cyanidation treatment. Column leach results from five oxide composite samples averaged 23% gold recovery with only one sample having a gold recovery of over 24% (50% gold recovery for a siltstone oxide composite). Testing on the five sulphidic composites all yielded <10% gold recoveries with an average recovery of 4%. These column leach tests were done on nominal ¾-inch size crush material from drill core composites, and gold leaching was substantially complete in all column tests after 9 days. Regrind bottle-roll tests indicate that gold recoveries for the oxide material are sensitive to particle size and that physical liberation (probable silica encapsulation) is the cause of poor heap leach oxide recoveries. Decreasing grind size had a lesser effect on sulphide material. The refractory nature of the sulphide material indicates that gold is primarily locked within the sulphide particles.

Estimated commercial milling/cyanidation gold recoveries for Colado oxide and sulphide material are 83% and 42%, respectively. These recoveries are based on available bottle-roll test data on drill cuttings, historical cyanide shake versus assay data, and regrind/leach tests conducted on the column leach residues. No milling/cyanidation testing has been conducted on the Colado samples, and so these estimates may tend to be overly conservative. Comparisons between cyanide shake and assay data for the carbonaceous ore indicate a milling/cyanidation gold recovery of 8% though this estimated recovery may be significantly understated because carbon-in-leach/cyanidation was not evaluated.

Historical metallurgical work at Willard was completed by, or on behalf of, Western States Minerals ("WSM"), and their partners, between 1982 and 1991. The metallurgical testing focused on heap leaching and included cyanide shake analyses, bottle roll tests and column leach tests. A total of twenty-one column leach tests were completed over seven column leach testing programs. A single milling/gravity concentration test was also conducted.

The origin of many of the Willard metallurgical samples is not clearly identified, and there is only limited data on sample characterization. These factors severely limit the usefulness of the metallurgical results. Also, many of the samples evaluated exhibited poor head grade agreement between the testwork and assays. This discrepancy is consistent with the presence of free milling, particulate gold and necessitates replicate testing during metallurgical evaluations, a practice generally not done during any of the historical work. The presence of significant particulate gold appears to slow gold leach rates and thereby limits the usefulness of some or all of the short term (<30 day) column leach tests.

The results of the four "acceptable" column tests indicate that Willard oxide material is amenable to heap leach cyanidation with gold recoveries of about 65% at a minus 1-inch feed size. Silver recovery data were insufficient for predicting commercial heap leach recoveries. Reagent requirements varied substantially but generally were low to moderately high. It does not appear that any Willard sulphide samples were ever tested. Consequently, there is no basis for estimating metallurgical recoveries from the Willard sulphide mineralization.

A very limited amount of milling/cyanidation testing of Willard oxide mineralization indicates an approximate 10% improvement in gold recovery in comparison to crush/heap leach cyanidation treatment. Consequently, an estimated milling/cyanidation gold recovery of 75% for oxide mineralization is considered reasonable, though additional testing is required. A limited amount of milling/cyanidation testing of preg-robbing carbonaceous material indicates that gold recoveries may range from 1% to 63%. The metallurgy of the carbonaceous samples tested is poorly understood, and it is possible that sulphide-bearing material is included within this sample type. Attempting to process the carbonaceous material in a heap leach has the potential to adversely affect gold recovery from other material in the circuit. Consequently, it would be inappropriate to estimate heap leach gold recoveries for the carbonaceous material.

A single testing program on one Willard sample showed that the material responded reasonably well to milling/gravity concentration processing. A combined rougher concentrate was produced that was 6.5% of the sample weight, assayed 1.33 oz Au/ton and represented a gold recovery of 50.8%. It does not appear that further gravity concentration testing was conducted. This one test is insufficient to speculate on recoveries that could be achieved using commercial gravity concentration processing.

The minor amount of silver recovery data from the Colado bottle-roll leach tests and the Willard column leach tests show erratic recoveries for oxide material and poor recoveries for sulphide material. Combined with the low total silver grades, especially in the oxide zone, silver is not considered to be economically significant within the Colado or Willard deposits.

Further metallurgical testing is proposed for both Colado and Willard. The production data from the near-by Willard mine indicates an average 60% heap leach gold recovery from oxide material. Combined with the one column leach test returning a 50% gold recovery for the siltstone mineralization, further testing of the Colado mineralization is warranted, especially if additional high-grade material is discovered. The lack of any existing data on Willard sulphide mineralization necessitates significant additional metallurgical testing. All future work should address potential metallurgical variability within the two deposits along with optimizing processing conditions. All testing programs should include replicate testing to establish repeatability of metallurgical results. Leach cycle duration should be set based upon observed leach rates and consideration should be given to employing unusually long test leaching cycles

As of the date of this report, no metallurgical testing on either the Colado or Willard mineralization has been undertaken by Rye Patch Gold though testwork is planned for the fall of 2007.

The Wilco property hosts low-sulphidation style epithermal gold mineralization in at least three areas – Colado, Willard Hill and East-West Draw. Exploration is most advanced at the Colado and Willard Hill areas. Potential exists for the discovery of additional gold mineralization within the pervasive epithermal alteration at the Colado resource area, within the sedimentary host rocks at the Willard Mine area and for bonanza-style gold mineralization along high-angle structures adjacent to each of the three mineralized zones.

It is concluded that the Wilco property is a property of merit and warrants further exploration to assess the additional mineral potential of the property. A program of drilling is recommended within the Colado resource area to 1) test for gold mineralization along high-angle structures, 2) confirm and expand mineralization within the resource and 3) provide sample material for further metallurgical test work. Metallurgical test work needs to focus on determining the appropriate method required to maximize gold liberation with minimum reagent consumption for each type of mineralization encountered at Colado. Drilling is also recommended within the Willard Mine area to assist in the development of a resource. The Willard area drilling, which is now ongoing, should concentrate on extending the mineralization within the East-West Draw and Willard Hill zones and also explore for bonanza-style gold mineralization. To assist with the definition of drill targets testing the high-angle structures, a program of VLF geophysical surveys and detailed property mapping should be conducted prior to drilling. A budget of $1,130,000 is recommended to support the Phase One work program. Given positive results from the Phase One program, a Phase Two program of detailed, infill drilling would be warranted.

1 INTRODUCTION

This report summarizes the geology, mineralization, gold and silver resources and exploration potential of the Wilco gold project area located in Pershing County, Nevada and makes recommendations for exploration to define further zones of mineralization on the property. The report has been prepared at the request of Bill Howald, President of Rye Patch Gold Corp. ("Rye Patch Gold") and is an update of a 43-101 dated November 30, 2006. This updated report includes a first-time public disclosure of a resource estimate for the Willard deposit. This report also contains more detailed geology and additional sections pertaining to the Willard area on land, historic drilling and sampling, data verification and metallurgy.

This document is a technical report outlining the geological setting of the Wilco property, the resource evaluation of the Colado and Willard zones of mineralization, and the exploration potential of the property. The report is compliant with Canadian Securities Administrators' ("CSA") National Instrument 43-101 requirements and satisfies independent "Qualified Person" requirements under Part 4 of the Instrument. The report is intended to be used by Rye Patch Gold in support of its application for listing on the TSX Venture Stock Exchange.

The primary author of this report, Geoffrey Goodall, is a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia. He has not visited the property but is a Qualified Person as defined by the National Instrument 43-101. He is independent of Rye Patch Gold and has had no prior involvement with the Wilco property. Mr. Goodall is responsible for all aspects of this report except those listed below and done by Messieurs Tietz and Ristorcelli.

Mr. Paul Tietz, C.P.Geo. Senior Geologist with Mine Development Associates ("MDA"), is an independent Qualified Person. He visited the Wilco property on September 19, 2006 for one day and prepared sections of this report, including Section 13 - Data Verification, Section 15 - Mineral Processing and Metallurgical Testing and portions of Section 10 – Drilling, Section 11 – Sampling Method and Approach, Section 12 – Sample Preparation, Analyses and Security, and Section 16 – Mineral Resource and Mineral Reserve Estimates. Mr. Steven Ristorcelli, P.Geo., Principal Geologist of MDA and an independent Qualified Person, oversaw and prepared Section 16 - Mineral Resource and Mineral Reserve Estimates. Messieurs Tietz and Ristorcelli are responsible for the data verification, quality control, database, metallurgy and resource sections of this report.

All currency referred to in this report is the United States of America dollar. All measurements are in Imperial scale unless otherwise noted.

A thorough compilation of historic data was collated by Rye Patch Gold and provided to the authors. Nine representative rock samples were collected from typical styles of mineralization observed on the property during Mr. Tietz's site visit in September. These samples were kept secure and delivered directly to the ALS Chemex laboratory facilities in Reno, Nevada.

This Technical Report does not address the current exploration drilling work being conducted by Rye Patch Gold on the Wilco property. The ongoing drill program began in July, 2007 and is expected to continue into the fall of 2007.

1.1 Definitions and Abbreviations

BLM	Bureau of Land Management

CIM	Canadian Institute of Mining and Metallurgy
CSA	Canadian Securities Administrators
DDH	diamond drill hole
GPS	Global Positioning System
NI 43-101	National Instrument 43-101, Standards of Disclosure for Mineral Projects
NSR	net smelter return
RC	reverse circulation
USGS	United States Geological Survey

2 RELIANCE ON OTHER EXPERTS

The opinions expressed in this report are based on the available information and geologic interpretations as provided by Rye Patch Gold directors, geologists and other third party sources. The authors have exercised due care in reviewing the supplied information and believe that the basic assumptions are factual and correct and the interpretations are reasonable. The authors have relied on this data and have no reason to believe that any material facts have been withheld.

Thomas Erwin of the law firm Erwin and Thompson LLP provided an opinion on the status of the mineral claims and land title for the Wilco property dated September 18, 2006. This title opinion is based in part on title searches completed by J. Michael Perry, professional landman. The authors have relied on Rye Patch Gold to provide full information concerning the Valley View Lease Agreement, which was signed in March 2007 after Erwin's title opinion, and any other corporate dealings and current legal title of the Wilco property. Richard Delong of Enviroscientists, Inc. ("Enviroscientists, Inc.") provided a professional opinion on the environmental status of the Wilco property dated October 3, 2006. The accuracy of these professional opinions to determine mineral property ownership and environmental state of the Wilco property have been relied upon by the authors. None of the authors are experts in land or environmental issues.

Jack S. McPartland, metallurgical engineer for McClelland Laboratories, reviewed prior metallurgical reports and provided the writers with an opinion on the conclusions of those studies and recommendations for further metallurgical work. The authors of this report take responsibility for the work conducted by Mr. McPartland.

3 PROPERTY DESCRIPTION AND LOCATION

The Wilco property is located in north-central Nevada, approximately 100 miles northeast of Reno, Nevada (Figure 3.1). The property covers approximately 8,500 contiguous acres, of both public and private lands, over portions of Townships 27 and 28 North, Range 32 and 33 East, in the Willard Mining District of Pershing County, Nevada. The Wilco property is centered at 40^0 16' North latitude; 118^0 21' West longitude and is readily accessed off of Interstate 80 at the Colado – Coal Canyon exit. The small community of Lovelock, Nevada is six miles to the southwest (Figure 3.2).

3.1 Land

Rye Patch Gold controls all ground within the property boundary. All of the Wilco property, except one mineral claim (the "Valley View" claim), is covered under an agreement with North American Diversified Resources Corporation ("NADR"). The Valley View mineral claim is controlled under an agreement with a group of private claim holders.

Public lands on which the mineral claims are situated are administered by the Department of Interior's Bureau of Land Management ("BLM") under the Federal Land Policy and Management Act of 1976. Annual mining claim maintenance fees for the annual assessment year from September 1, 2006 to August 31, 2007 have been paid.

Rye Patch Gold commissioned a title opinion on the Wilco property to determine if there were any encumbrances to the property. The land title opinion (Erwin, 2006) details the ownership of these lands and indicates no encumbrances other than various easements and rights of way for electrical power lines, telegraph and telephone lines, highways, roads and water pipelines. These rights of way occupy portions of sections 12, 14, 22 and 34 of Township 28 North, Range 32 East and are primarily on the western portion of the property. The rights of way do not occur within either the Colado or Willard mineralized areas on the Wilco property.



N
42° N
114° W
Winnemucca
ELKO
Lovelock
WILCO PROPERTY
RENO
CARSON CITY
39° N
120° W
Tonopah
LAS VEGAS
0
50
100
miles

RYE PATCH GOLD CORP.

Wilco Property

PERSHING COUNTY, NEVADA

Property Location Map

Nevada State Plane, western zone

Prepared by:	Scale :	Date :	Figure
Global Geological Services Inc.	As Shown	November 2006	1

Figure 3.2 Land Status Map



Property Boundary
Colado Resource Outline
Willard Resource Outline
RIVER
1000
0
2000
4000
Scale is in feet
NORTH
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
RYE PATCH GOLD US, INC.
Wilco Project
Land Status
Pershing County
NV

3.1.1 North American Diversified Resources Corporation ("NADR")

Rye Patch Gold has entered into an "Assignment Consent and Assumption Agreement" (the "Agreement") with North American Diversified Resources Corporation ("NADR") to explore and, if warranted, develop the Wilco property. Under this agreement, Rye Patch Gold assumes NADR's obligations relating to lease agreements it has with Newmont USA Limited ("Newmont"). These lease agreements relate to unpatented mining claims, private "fee" land and minerals, and leased land collectively referred to as the "Newmont Property". Newmont has consented to the assignment. Rye Patch Gold must pay NADR $150,000 and has issued 5 million shares of the Company as compensation for assigning the agreement to Rye Patch Gold.

The Newmont Property covered by these agreements includes 217 mineral claims that cover approximately 3,240 acres and a further 5,226 acres of private lands located in Sections 1 and 3 of Township 27 North, Range 32 East; Sec 13, 23 to 27, 34 to 36 of T28N, R32E; Sec 6 of T27N, R33E; and Sec 18, 19, 31 of T28N, R33E in the Willard Mining District of Pershing County. The mineral claims and private lands are contiguous.

Under the assignment agreement dated April 20, 2006, Rye Patch Gold (the "Company") is obligated to complete the following minimum expenditures on the property:

Table 3.1 Schedule of Minimum Expenditures to NADR

Amount ($USD)	Due Date
$ 600,000	December 15, 2007
$100,000	December 15, 2008
$500,000	December 15, 2009
$1,800,000	December 15, 2010
$3,000,000	Total Expenditures

The obligation to spend the first US$600,000 on the property is a firm commitment and cannot be excused by terminating the agreement. After exploration expenditures of US$3,000,000 the Company is obligated to pay Newmont, the lessor of the property, an annual rental of US$84,714.40 if at least US$500,000 on exploration was not expended on the property in the preceding anniversary year. The annual rental rate will fluctuate with the consumer price index.

Newmont has a one-time option to enter into a joint venture agreement with the Company by expending US$15,000,000 on exploration of the property on or before the 9th anniversary of the joint venture. Should this occur, Newmont's initial interest in the joint venture will be 60%, and the Company's 40%, although Newmont may earn an additional 10% (70% total) by spending an additional US$5,000,000. If Newmont elects not to exercise the option, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares. Newmont's interest in the property will then be reduced to a sliding scale 2-5% net smelter return ("NSR") depending on the price of gold at the time of production. The Newmont NSR will be offset by any existing underlying NSRs (to a minimum NSR payable to Newmont of 2%).

Portions of the property are also subject to a 2% NSR payable to Western States Minerals Corporation ("Western States") and a sliding scale 2 to 5% NSR payable to a private owner of subleased claims.

3.1.2 Valley View Mineral Claim

The authors have relied on Rye Patch Gold to provide full information concerning the Valley View Lease Agreement.

Rye Patch Gold entered into a mining lease and option agreement on March 21, 2007 with H & M Mining, Inc. concerning the Valley View unpatented claim. The Valley View claim covers 17.98 acres on the south side of the Willard Hill area in Sec 36, T28N, R32E. The agreement is for an initial twenty (20) years with Rye Patch Gold having the option to extend the lease for two (2) additional extension terms of twenty (20) years each. Rye Patch Gold can terminate the agreement at any time upon providing written notice.

Under the lease agreement, Rye Patch Gold is obligated to pay minimum payments to H & M Mining on each anniversary of the agreement date as indicated in Table 3.2

Table 3.2 Schedule of Minimum Payments to H & M Mining

Amount ($USD)	Due Date
$15,000	1st Anniversary
$20,000	2nd Anniversary
$25,000	3rd Anniversary
$40,000	4th Anniversary
$40,000	5th and all subsequent Anniversaries

The yearly minimum payments are in lieu of any work commitments or obligation to develop or produce minerals from the Project.

Rye Patch Gold shall pay H & M Mining a sliding scale 1 to 3% NSR depending on the price of gold at the time of production. The 1% rate is in effect when the price of gold is below $350.00 per Troy ounce while the 3% rate is in effect when the gold price is over $500 per Troy ounce.

All minimum payments and the royalty payments shall apply to the option purchase price which is $1,000,000.

3.2 Environmental

Mr. Richard Delong of Enviroscientists, Inc. conducted a site visit to the Wilco project on September 18, 2006 for the purpose of assessing the environmental condition of the property. The following is excerpted from Mr. Delong's summary letter dated October 3, 2006: "The Project area has seen limited development activities; however, mining activities have occurred in the past in the northeastern and south central portions of the Project area. The mining in the northeastern portion of the Project area, called the Johnson-Heizer Mine, occurred in the 1910s and 1940s and antimony ore was produced on a limited scale. The mining in the south central portion of the Project area, called the Willard Group, initially occurred from the early 1900s through the early 1950s. Initially, silver and copper were produced and then gold.

In the 1980s through the early 1990s Western States Minerals mined the Willard deposit as an open pit, heap leach operation. Mining occurred from three open pits (North, Central and South). At the time of the site visit all three open pits were dry; however, there is evidence of seasonal ponding of water. The mining operation had one heap leach pad that was centrally located to the southwest of the three open pits. The heap leach pad has been recontoured, the surface scalloped, and reseeded. It appears that little to no growth media were applied to the heap leach pad surface and revegetation has been patchy. The waste rock dumps are located adjacent to each of the open pits. Reclamation appears to have consisted of recontouring and reseeding. Vegetation growth on the waste rock dumps is better established as compared to the heap leach pad.

In the 1990s, mineral exploration in the form of road and pad building and drilling occurred to the west of the Willard Mine. These exploration activities were reclaimed to the current reclamation standards.

In the western portion of the Project area, between the range front and U.S. Interstate 80 are a buried water pipeline, an electrical powerline, and a cellular tower.

The existing site conditions do not identify any substantial environmental liability. The likely source of environmental liability would be the Willard Mine that operated in the 1980s to the 1990s. However, the site is closed and the state and federal agencies have closed their permits and case files."

Western States Minerals Corp. received the Excellence in Reclamation Award in 1994 for their remediation efforts at the Willard Mine (Wendt, 2002).

3.3 Exploration Permits

Currently, there are no active environmental permits for mineral exploration or mining operations on the Wilco property. The Bureau of Land Management and Nevada Bureau of Mining Regulation and Reclamation permits for the Willard Mine are no longer active and are closed. There are a number of existing Rights-of-Ways (ROWs) that have been issued by the BLM in Sections 14, 26, 27, and 34 T27N, R32E, MDBM of the Wilco project area.

Prior to conducting exploration activities on the BLM-administered lands (mineral claims) portion of the Wilco property, a Notice detailing proposed activities must be submitted to the BLM for review and approval. Should proposed surface disturbance exceed five acres or for mining activities, a Plan of Operations would be required.

3.4 Water Rights

Water rights are granted by the State of Nevada, Department of Conservation and Natural Resources, Division of Water Resources. It is currently not known if there are any present water rights issued for the Wilco property area.

4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Wilco property is readily accessed off of Interstate 80 at the Colado – Coal Canyon exit, and the community of Lovelock, Nevada is located just six miles to the southwest. A network of unimproved gravel roads provides good access to areas of interest on the property. The Wilco property lies along the eastern side of the Humboldt River valley and the surrounding hillsides of the northerly trending West Humboldt Range. The Humboldt River occupies the center of the valley 1 ½ miles to the west of the Wilco property. Elevations range from 3,800 feet in the valley floor to 5,700 feet on the east side in the West Humboldt Range.

The Wilco region is arid to sub-arid desert, with an annual precipitation of approximately 15 centimetres. There are moderate temperature variations recorded for the Lovelock area, from a minimum of -15^0 C to a maximum of 40^0 C, although the average temperature range is -5^0 C in winter and 23^0 C in summer, with an average of 150 frost free days a year. Physical work can be conducted on the Wilco property year round.

Vegetation in the Wilco area is typical of north-central Nevada. The valley floor is covered with grass, sage brush and greasewood plants, while pinion pines occur sporadically on the hillsides.

The property benefits from excellent infrastructure with a railroad, national, state and county roads and electrical power transmission lines within the property base. Communities such as Lovelock, six miles to the southwest, and Winnemucca, 65 miles to the northeast, are equipment supply and service centres that can provide a good source of experienced manpower.

5 HISTORY

(Resources and reserves discussed in Section 5 of this report were not done to CIM standards for reporting mineral resources and reserves and do not conform to current reporting requirements. These resources and reserves were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.)

A detailed summary of the Colado and Willard areas of the present day Wilco property was conducted by Madeisky and Chernavska in 1996, and little exploration activity has occurred since that time. The following historical summary is taken from the Madeisky and Chernavska, 1996 report.

Gold (with minor copper and silver values) and antimony were produced in the Willard mine area between 1905 and 1951. The two old Willard mines produced free-milling gold from surface exposures. Antimony was produced at the Johnson-Heizer and Adriene mines. A total 527 tons of "ore" was mined at Johnson-Heizer during 1916 and 1946; the Adriene mine produced 15 tons of antimony. The Rosal mine was developed for antimony, but no production was reported (Johnson, 1977; Sibbett and Bullet, 1980).

In 1979-80, the Getty Oil Company drilled thermal gradient holes to test the Colado geothermal area (Sibbett and Bullet, 1980). In addition, 30 surface rock samples were collected (Christensen, Sibbett and Bullet, 1981), and geophysical surveys were conducted (Mackelprang, 1980, 1982). The sampling and geophysical work was inconclusive, and the

area was classified as a weak geothermal system with a maximum reported temperature of 282^{0}F.

Freeport Exploration Company initiated mineral exploration in the Wilco project area in late 1979 and early 1980, claiming Sec.36, T28N, R32E. Bear Creek Mining Company claimed Sec.26. The Southern Pacific Land Company ("SPLC") held Sec.35 and 25. Zelinsky (1982) reported on exploration work in this four-section block called "the Willard prospect". Bear Creek drilled about 13 holes mainly along the range front in Sec.26 (the Homestake Mining Company had also drilled in Sec.26). In the foothills to the east, Freeport drilled 140 holes along a northeast trend near the centre of Sec.36. SPLC drilled 37 holes in Sec.35 and 25; four holes in the pediment in NW/4 Sec.35 had detectable gold values throughout. The geology of Sec.35 was mapped at a scale of 1" = 200 ft, and 200 rock samples were analyzed for gold, silver, arsenic and mercury (results unknown).

Four years later, DeLong (May 1986) reported on the same four-section block (Sec. 25,26,35,36, T28N, R32E) which was now called "the Willard project". This project was a joint venture between Southern Pacific Land Company and Western States Minerals Corporation (operator). Work focused mainly on Willard Hill in Sec.36. More than 200 additional holes were completed, and the 1985 estimates of pittable reserves were 660,000 tons (undiluted) in four zones, averaging 0.069 oz/t gold and 0.277 oz/t silver with a strip ratio of 1.4 : 1 using a 0.03 oz Au/ton cutoff grade, with recoveries estimated at 70% to 88.5%. DeLong concluded that the Willard Hill deposit appeared too small for the corporate objectives of SPLC.

In 1987 and 1988, Santa Fe Pacific Mining Inc. ("Santa Fe") explored the range front and pediment areas to the west and north of Willard Hill, referring to this project as the Colado-Willard prospect. Work conducted included interpretation of aerial photography, geologic mapping (1" = 500 ft), rock-chip geochem, a VLF and ground-magnetics survey, soil sampling for mercury, sixteen reverse circulation ("RC") drill holes, and an IP/resistivity survey. Bloomstein (1987) reported on air photo linears; Lide (1988) reported on the IP/resistivity survey; and Braginton (1987) reported on the other work.

As described by Braginton, the 1979-80 and 1981 drilling in the Colado pediment and range front, together with the 1987 surface work, identified four general target areas to be tested by twelve drill holes: 1) a poorly exposed range front fault in pediment in NW/4 Sec.35 whose footwall was anomalous in gold values as intersected by 1981 drillholes; 2) an area of strong structural preparation and alteration in west-central Sec.26; 3) a soil mercury anomaly in central Sec.23; and 4) the NE/4 Sec.27 where altered and mineralized alluvium was noted in geothermal gradient holes. Only eleven holes were drilled due to high costs caused by hot water and steam in the drill holes. Only the second target area in west-central Sec.26 had drill holes with significant intervals of anomalous to low-grade gold values (0.01 to 0.02 oz/t Au). Five additional holes were drilled in this area to test apparent intersections of major structures. Three of these holes had results similar to the first round of drilling, encountering widespread hydrothermal alteration as well as anomalous to low-grade gold-silver mineralization and strong trace element values (As, Sb, Hg). Mineralization seemed to be concentrated in the western portion of Sec.26 and on into Sec.27. Braginton recommended an IP/resistivity survey of this target area, whose results were reported by Lide (1988) to indicate a north-south tending zone of anomalous polarization response along the section line.

Although the 1987 drilling had defined a considerable tonnage of material in west-central Sec.26 in the 0.01 to 0.02 oz/t Au range, Braginton concluded that "exploration efforts at Colado have failed in their objective of providing an immediate augmentation of reserves for

Willard Hill," and recommended that the Colado pediment prospect area be split away from the Willard Hill package. The Willard Hill reserves were later mined by Western States, with pits, dumps, leach pad and process plant/pond area in the hills of Sec.36 and the E/2 Sec.35. The Colado pediment prospect was further explored as a joint venture between Santa Fe (called the "Colado JV") and Amax Exploration Inc. ("Amax").

Between March 1989 and June 1992, Amax operated the exploration program on the Colado property (called the "I-80 Project"). Amax was looking for a large tonnage, low-grade, Florida Canyon type gold deposit. Previously in 1986, Amax had drilled six vertical holes in NE/4 Sec.34. By May 1989, Amax completed an additional 36 shallow, inclined (mainly -60^0 east), reverse circulation (RC) holes, most on a 200 ft grid in west-central Sec.26. This drilling led to the first calculations of the tonnage and grade of the Colado resource:

27 million tons at a grade of 0.020 oz/t Au including carbonaceous rocks; or

+20 million tons at a grade of 0.02 oz/t Au excluding carbonaceous rocks, and

12,863,000 tons at an in-place grade of 0.0216 oz/t Au, with a 3.2 : 1 strip ratio

(based on a preliminary "$450 oz Au pit" design), with cyanide leach tests reported to give about 60% recovery (excluding carbonaceous material where recovery is nil).

In 1990 Amax completed 20 more holes of fill-in drilling to better define high-angle mineralized structures. A second calculation of the resource essentially confirmed the above:

15 million tons at a grade of 0.022 oz/t Au

A second round of metallurgical testing produced about 50% recovery. Amax also completed three core holes in order to compare core results with RC chip results, and to get additional samples for metallurgical testing. Column leach tests of crushed core resulted in very low (15%) recovery.

The above-noted Colado resources were not calculated using CIM standards on mineral resources and reserves and do not conform to current reporting practices. The resources were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.

In April 1992, bottle roll tests after acetone washing of core composites resulted in improved but still very low recoveries. In June 1992, Amax terminated the Colado joint venture and Santa Fe took over operation of the project, with W.V. Kramer reporting on exploration work. In 1992, seven RC fill-in holes were drilled by Santa Fe, and clay samples were sent for XRD analysis. From January 1993 through January 1995, R.R. Conelea reported on the Santa Fe exploration programme.

In 1993, Santa Fe did airphoto analysis and drilled eleven RC holes, all but one in the immediate Colado resource area. Samples of 1993 drill cuttings were submitted to Barringer Labs for leach tests, and specimens of 1987, 1989, 1990 and 1992 drill cuttings were submitted to Spectrum Petrographics for thin-section study. Two test soil temperature survey lines were run in December 1993. All previous coordinate data were translated to Universal Transverse Mercator (UTM) coordinates.

In 1994, a summary report on the geology and exploration potential of the Colado resource was prepared (Conelea and Hanley, February 1994). Soil temperature survey lines were completed over the Colado and Oreana pediment, the latter property lying to the northeast and adjoining the Colado property. Also at Oreana, there was some detailed mapping and lithogeochemical sampling at the Johnson-Heizer mine. Specimens from the 1987 and 1993 drilling programmes were submitted to Spectrum Petrographics for thin-section study. At Colado, geologic/alteration mapping at 1" = 200 ft and local sampling of the south Colado project area (SW/4 Sec.26 and NW/4 Sec.35) identified three new targets: two large circular features interpreted as paleo-hot springs basins, one about 2,000 ft to the north and one about 2,000 ft to the south of the resource area, and a ridge in the range front about one mile northeast of the resource area. An IP/resistivity survey also identified three new targets: one deep in the centre of the resource, one at the east edge of the resource, and one at the southwest edge of the Colado resource area.

In 1994, Santa Fe drilled thirty-three inclined and vertical RC holes: eight holes tested lateral and down-dip extensions of the hypothesized N-S feeder zone in the resource, two holes tested the deep intersection of the N-S and NW feeders in the centre of the resource, four holes tested the east edge of the resource, one hole tested the southwest edge of the resource, ten holes tested the circular feature about 2,000 ft southeast of the centre of the resource, three holes tested the circular feature about 2,000 ft north of the centre of the resource, four holes tested the ridge about one mile northeast of the resource area, and one hole was drilled near the Johnson-Heizer mine at the edge of the Oreana range front. Results were described in Santa Fe Monthly Reports, the last of these is dated January 27, 1995. Newmont conducted a 24 hole RC drill program on both the Colado and Willard areas in 2003.

The Willard Mine, located in Sec 36 T28N, R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. with Proven and Probable reserves of 1,987,000 tons containing 80,270 ounces of gold and 311,400 ounces of silver (GNC, 1989). Metallurgical recoveries of gold ranged from 31.5% to 84.6% with an average of 60%. The heap leach operation continued through to 1992, and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered (Wendt, 2002).

The reserves noted above for the Willard Mine were not estimated to CIM requirements and standards of mineral resources and reserves and do not conform to current reporting practices. The Willard reserves were not relied upon by the authors for the current evaluation of the Wilco property and are provided here for historic perspective only.

6 GEOLOGICAL SETTING

6.1 Regional Geology

Most of the Willard district is underlain by sedimentary rocks of the Auld Lang Syne Group of Triassic and Jurassic age that is composed of generally northerly trending, west-dipping shale, sandstone, quartzite and limestone rocks as presented in Figure 6.1 (Johnson, 1977). As described by Sibbett and Bullett (1980), Zelinsky (1982), and DeLong (1986), the Humboldt Valley is a northeast-trending graben in the western part of the Basin and Range Province. Normal step faults form the structural boundary between the valley graben and the horst of the West Humboldt Range, with Tertiary sediments (Ts) and Quaternary alluvium (Qs) composing the pediment slope near the range front. The West Humboldt Range consists mainly of lower to middle Mesozoic eugeosynclinal sediments partially covered by erosional remnants of extrusive Tertiary volcanic rocks. Mesozoic volcanics occur to the northeast in the Humboldt Range. The intrusion of a Middle Jurassic gabbroic complex, exposed to the south, caused folding and uplift of the previously deposited Mesozoic sediments. There is a thrust contact exposed at the southern edge of the Wilco property south of Coal Canyon between the Mesozoic siltstone unit which hosts mineralization at Willard Hill and underlying Mesozoic units south of Coal Canyon. A similar thrust contact is postulated under Willard Hill.

Cenozoic structure is represented by Basin and Range faulting which started during the Miocene and continues today. These are generally high-angle normal faults along the range front, with parallel faults within the range and pediment. In the Colado region, these have a NW, N-S and NE strike. Some older reverse faults associated with the onset of Basin and Range faulting strike E-W. As reported by Bloomstein (1987), interpretation of air photo lineal features identified five structural trends (N-S, E-W, N45^{0}W, N45^{0}E, N70^{0}W) in the Colado property area. A major NW structure is inferred in Coal Canyon on the basis of aero-magnetic data (unpublished Santa Fe survey data), and the lack of stratigraphic or structural continuity across the canyon.


480,000E
520,000E
560,000E
600,000E
640,000E
680,000E
N
2,120,000N
2,080,000N
2,040,000N
2,000,000N
1,960,000N
1,920,000N
40°30'
118°
WILCO PROPERTY
0
5
10
miles

After Johnson, 1977

RYE PATCH GOLD CORP.

Wilco Property

PERSHING COUNTY, NEVADA

REGIONAL GEOLOGY

Nevada State Plane, western zone

Prepared by:	Scale :	Date :	Figure
Global Geological Services Inc.	As Shown	November 2006	

Legend on following page

REGIONAL GEOLOGY LEGEND

QUATERNARY

☐	Qa	Alluvium
☐	QToa	Gravel
☐	Qp	Playa deposits

TERTIARY

☐	Tba	andesite and basalt
☐	Ts3	conglomerate
■	Tr3	rhyolite and andesite
☐	Tt3	welded tuff
☐	Trt	rhyolite and rhyolite tuffs
☐	Tts	rhyolite

CRETACEOUS

▒	Kgr	granodiorite

JURASSIC

■	Jgb	gabbro

UPPER TRIASSIC and JURASSIC

☐	JTRs	slate phylite, hornfels, quartzite

LOWER TRIASSIC

☐	TRlgr	leucogranite
☐	TRk	Rochester rhyolite
☐	TRc	calcareous shale, siltstone, limestone, chert

MISSISSIPPIAN

☐	Msv	sandstone, conglomerate, quartzite

ORDOVICIAN

▒	Osv	argillite, chert, greenstone, vitreous quartzite

6.2 Property Geology

The detailed property geology of the Wilco property has been divided up into the two key areas of interest – the Colado and the Willard areas (Figure 6.3). The following geological description of the project area is provided by Radu Conelea, a geological consultant to Rye Patch Gold. Conelea has previous experience with the Wilco property as geologist for Santa Fe during the period 1993 to 1995 and has recently completed 1" to 100 ft mapping of the Colado and Willard areas for Rye Patch Gold.

6.2.1 Colado Resource Area

6.2.1.1 Colado Lithology

The gold-silver mineralization at Colado is hosted by altered Mesozoic sedimentary rocks uncomfortably overlain by Tertiary volcanics (Figure 6.4). A description of the lithostratigraphic column has been developed for practical logging purposes, based on microscopic examination of drill cuttings, correlating observations with microscopic examination of a suite of chips taken from outcrop which represent the full range of lithologies and alteration facies observed in surface mapping. Consequently surface mapping and down-hole logging are mutually consistent, so that the mineralized envelope can be defined and described with the best possible accuracy and precision.

Mesozoic

JTs- Siltstone / Mudstone: These rocks are the equivalent of the highly deformed and slightly regionally metamorphosed Triassic-Jurassic Auld Lang Syne Group, represented by siltstone, mudstone and very fine sandstone, probably formed in shallow marine and deltaic environment. These rocks are composed of subangular to subrounded detrital quartz grains, with cryptocrystalline quartz matrix cement to 70 – 80% and local finely disseminated pyrite to 1%. The lower portion of this unit is typically carbonaceous and more pyritic as well. The top of the carbonaceous siltstone does not necessarily conform to bedding; rather it probably represents a temperature boundary where the carbon has been "cooked" out of the overlying siltstone by the hydrothermal system.

Tertiary

A bimodal suite of mafic and felsic rocks covers most of the Mesozoic sediments especially in the resource area, and is represented by andesite, rhyolite and rhyolitic tuffs, covered by fanglomerate and semi-consolidated gravel.

Ta – Andesite: Light to medium green (propylitic alteration) and medium orange brown, very fine to medium crystalline andesite/latite porphyry. Usually displays pervasive cataclastic breccia, locally completely altered to qtz + clay + K-feldspar + opaques in a microcrystalline (chilled) matrix.

Trt – Rhyolite and Rhyolitic Tuffs: Light gray to light brown, very hard, microcrystalline to finely crystalline rhyolite and/or densely welded rhyolitic tuffs, with abundant glass shards, which are diagnostic. During silicic alteration glass shards are in equilibrium with introduced silica and remain intact, providing evidence of the rhyolitic nature of the protolith.


N
2,015,000N
2,010,000N
2,005,000N
2,000,000N
1,995,000N
560,000E
565,000E
570,000E
575,000E
0
0.5
1
miles
COLADO RESOURCE AREA
WILLARD RESOURCE AREA
Lithology
Phyllites and claystone
Siltstone and mudstone
Landslide
undifferentiated quaternary deposits
dump and reclaimed material
Andesite
Rhyolite and rhyolite tuffs
mudstone
RYE PATCH GOLD CORP.
Wilco Property
PERSHING COUNTY, NEVADA
PROPERTY GEOLOGY
Prepared by:
Global Geological Services Inc
Scale :
1:25,000
Date :
November 2006
Figure



Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Fault
Vein
Silicification / Brecciation (Zones)
Section 2006550N
Section 2005950N
Section 2004625N
2006000N
2004000N
2002000N
562000E
564000E
566000E
Alteration Explanation
Carbonate Alteration
Argillic Pervasive
Silicification - Pervasive
0 500 1000
feet
N
Rye Patch
GOLD CORP.
Wilco Property

Figure **6.4**
Colado Resource Area Geology

Tf – Fanglomerate: Tertiary agglomerate and slope debris composed primarily of boulders, cobbles and gravel of JTs and Ta / Trt fragments. Often strongly hematitic and silica-altered.

Tg - Gravel: Semi-consolidated gravel with clasts of sandstone, siltstone and rhyolitic rocks. Fragments are often hard, silicified. Locally strongly argillized at base with angular sand in white, pink or red clay. Clay ranges from 5' to 30' thick and may represent an acid-leached argillically altered rind of underlying hot-springs silica-alteration. Boundary with underlying Tf often indeterminate.

Quaternary
Qac – Undifferentiated eolian sand / silt, alluvium and colluvium. Light brown, soft, unconsolidated to poorly consolidated sand and sandstone, angular to subrounded, with calcite cement. Contains pebbles to cobbles of heterogeneous origin, including any or all of the above-described units.

6.2.1.2 Colado Structure

The Colado portion of the Wilco property covers an area of about 3500 feet by 2000 feet, centered on an epithermal low-sulphidation gold-silver deposit formed by hydrothermal fluid flow concentrated at the intersection of several extensional faults, trending N-S, NW and E-W and down dropping the units to the west. From this center of hydrothermal activity, the mineralizing solution spread laterally into a package of rocks consisting of Mesozoic siltstone and Tertiary andesite, rhyolite and rhyolitic tuffs, mainly following bedding planes in the sediments and internal layering within the volcanics.

These permeability-controlled pathways permit a widespread flooding of alteration from the fault-intersection hydrothermal source, producing a classic mushroom-shaped zone of intense silica alteration and a closely related mineralized envelope. This system trends N-S to NNW and dips 10° to 25° west, generally following bedding as well as the paleorelief between the Tertiary volcanics and the underlying Mesozoic sediments. Most of the feeder faults that provided conduits to generate this system were later healed, leaving a very solid silica mass that was little affected by post-mineral faulting.

The metasedimentary rocks are slightly to strongly folded as a result of thrust faulting and recumbent folding during the Mesozoic Luning - Fencemaker thrusting event. Strata generally strike NW and dip 20° to 40° SW. The later Tertiary steeply dipping, top-to-the west, brittle extensional faults overprinted and locally complicated the older structures, generating a favorable environment for mineralization.

6.2.1.3 Colado Alteration

High-level low-sulphidation type hydrothermal alteration is present at Colado and is commonly represented by a combination of very fine-grained silica replacement and quartz-chalcedony-opal veining, hydrothermal breccias, argillization, propylitization, pyritization and oxidation. Silicification, as the dominant type of alteration, is shown separately on drill cross-section and maps (Figure 6.5), overprinting original rock types. This interpretation of the geology yields a distinct stratigraphic sequence and subsequent mineralized silicification event. This distinction has resulted in an identification of the main hydrothermal pathways which ultimately determine the three-dimensional shape of the hydrothermal system and the mineralized envelopes.



Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Fault
Vein
Silicification / Brecciation (Zones)
Colado Resource Outline
Section 2006550N
2006000N
Section 2005950N
Section 2004625N
2004000N
2002000N
562000E
564000E
566000E
Alteration Explanation
Carbonate Alteration
Argillic Pervasive
Silicification - Pervasive
0 500 1000
feet
Rye Patch
GOLD CORP.
Wilco Property

Figure 6.5
Colado Resource Area Alteration

Geologic maps and cross-sections presenting the alteration and mineralization envelopes as interpreted from drilling display a westward-skewed mushroom shape, suggesting a hydrothermal plume with the main central upflow zone coincident with the center of the Colado gold resource.

<u>Silicification</u>
Silicified rocks are composed of opal, chalcedony and microcrystalline quartz and overprint original rock textures. Color of the silica varies from light gray, brown to white and is locally crystal clear. The silica is often stained red to pink due to iron oxides; yellow due to iron oxide and/or adularia; or green caused by clay and chlorite. There are multiple stages of brecciation and silicification, generally associated with secondary veinlets of quartz, intermediate clays, K-feldspar, fluorite, barite and calcite. Locally dissolution and replacement features suggest boiling. Pyrite-derived hematite staining is common in breccia zones, typifying the highest degree of alteration, and is generally associated with gold-silver mineralization.

<u>Argillization</u>
Clay alteration tends to have two different modes of occurrence at Colado: it is either relatively pervasive or filling small, discrete voids. The latter mode often occurs in strongly silicified rhyolitic rock. Locally the andesite is completely argillically altered.

<u>Carbon</u>
Carbon can be remobilized or "cooked" out of the rocks by the hydrothermal solutions and re-deposited in a cooler location, and so it is an indicator of the temperature of a system. Its presence is also important because it inhibits cyanide extraction of gold. At Colado there is a carbonaceous unit in the lower portion of the JTs siltstone, the top of which slopes gently to steeply toward the west (10° to 25°, locally much steeper in vicinity of regional faults) roughly parallel with the overlying silica alteration cap. The carbon unit probably marks the lower limit of the hot springs system as it spread outward from its source along bedding controlled permeability.

<u>Oxidation</u>
The boundary between oxidized and reduced rock is commonly encountered between 175 to 260 feet vertically below the surface. The redox boundary on average is intersected at 215 feet but can be as shallow as 117 feet (DCO-31) or as deep as 433 vertical feet (DCO-28). The boundary is usually transitional over ten to twenty feet. Zones of hydrothermal breccia often contain both fresh pyrite and iron oxide intermixed, whether above or below the redox boundary, and are generally given less weight than the overall character of the rock when the redox boundary is picked.

There is no direct correlation between the redox boundary and the present water table. They often occur close together, but they are sometimes separated so widely that the redox boundary is obviously a much older event.

6.2.1.4 Colado Ground Water

The Colado project area lies within a weak geothermal system with hot water approaching 180°F encountered in most drill holes. Live steam (220°F) was also encountered in some of the holes, often above the water table, escaping through open fractures. During the 1993 drilling, flow rates between 5 and 35 gpm were encountered with 25 gpm being most common. The water table lies between 165 and 355 vertical feet below the surface.

6.2.2 Willard Mine Area

The geology of the Willard gold-silver mineralized area was evaluated by Rye Patch Gold in 2006 using the same digital mapping system as at Colado. The Willard area geology, at a scale of 1" = 100, is presented as Figure 6.6. Besides the mapping of the well-exposed old pits, an evaluation of the most recent drilling completed by Newmont was conducted. During this evaluation, special attention was made to the gold-silver mineralized lithologies, as well as to the structural control and the associated hydrothermal alteration.

The Willard area referred to in this report is the Willard Mine area in Section 36, T.28N., R.32E., of the Lovelock 15' quadrangle and is not to be confused with the workings in Sections 25 and 26 which are also labelled "Willard Mine", but are on the Oreana 15' quadrangle. The historic gold deposit is wholly within Section 36 except for a small zone in extreme eastern Section 35 on projection from the Willard Hill Zone. The area is part of the Willard District which includes several old antimony mines and prospects, located one to three miles north and east. The largest of these was the Johnson-Heizer which produced a little over 500 tons of antimony ore up to 1946 (Johnson, 1977, p. 102).

6.2.2.1 Willard Mine Lithology

The Willard Mine gold mineralization occurs in metasedimentary strata of the Triassic-Jurassic Auld Lang Syne Group, which includes siltstone, mudstone, sandstone, limestone and phyllites. Tertiary volcanics, dominantly rhyolitic tuffs, cap the top of the range to the east. Isolated narrow dikes and sills of strongly altered felsic and mafic rocks, often spatially associated with the gold mineralization, are the only exposed Tertiary intrusives. The lithologies consist of the following map units well exposed in the Willard pits (See the attached geologic map):

<u>Triassic-Jurassic</u>
JTs – Thin to medium bedded varicolored siltstone with intercalations of silty mudstone and locally sandy limestone lenses. Siltstone is the principal host for gold mineralization and epithermal quartz veining. Calcareous siltstone is not uncommon in the mineralized zone on Willard Hill, suggesting that the original, unaltered rock was probably calcareous. The siltstone unit thickens to the west and is in fault contact with the underlying phyllite. The fault has been interpreted by Rye Patch Gold as a thrust which pre-dates mineralization.

JTphy – Green to grayish green phyllite, interbedded with gray claystone, silty mudstone and siltstone. The phyllitic structure is commonly subparallel to the bedding and is only locally at an angle to the true sedimentary bedding. Usually these fine-grained rocks are mineralized only along near-vertical quartz veins and stockworks, and associated quartz-hematite hydrothermal breccias. These silica-altered structures are interpreted to be feeder zones to the dominant sub-horizontal mineralization occurring within the overlying siltstone.

<u>Tertiary</u>
Trt – Rhyolite and Rhyolitic Tuffs: White finely crystalline rhyolite and/or densely welded rhyolitic tuffs.



E-W Draw Pit
Willard Hill Pit
2003000N
2002000N
0
250
500
feet
Explanation
Landslide
Dump and reclamation
Alluvium and colluvium (Quaternary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Phyllites, claystone (Jurassic-Triassic)
Dyke
Fault
Major Feeder Fault
Drill Hole (Vertical, Incline)
Rye Patch
GOLD CORP
Wilco Property

Figure 6.6
Willard Mine Area Geology

Tif – Felsic intrusive: White to light gray argillized felsic (?) dikes and sills locally brecciated and hematitic. These rocks are cut by epithermal locally gold-bearing quartz veins (up to 0.15 oz Au/ton), so are pre-mineral in age.

Tim – Mafic intrusive: Light greenish gray, fine grained mafic (diabase?) dikes and sills, propylitically to argillically altered. Where strongly bleached, diabase superficially resembles felsic intrusive. The diabase is unveined, but is inferred to be pre-mineral also. Petrographic descriptions of the intrusive are lacking.

The relationship of igneous activity to the gold-forming event is unclear. The felsic intrusive dikes and sills may be associated with an intrusive mass at depth, but no large intrusive has been identified from drilling to date.

6.2.2.2 Willard Mine Structure

The Triassic-Jurassic metasedimentary strata hosting gold mineralization at the Willard mine area are gently to recumbent folded with several small-scale thrust faults. Bedding in the siltstone is generally northwest striking, southwest dipping, but local changes due to small-scale folding are not uncommon. An antiform under Willard Hill and a crude synform under East-West Draw, both of which plunge to the west, are the significant folds.

Previous drilling data suggest a pre-mineral thrust fault forming the siltstone – phyllite contact. The contact is gently folded into an easterly-trending antiform that plunges 25° to 30° to the west. In the Willard Hill pits the contact between the phyllite and siltstone is a major E-W trending and west dipping high-angle fault zone cutting sharply across topography. The fault is occupied by a clay matrix supported breccia, locally ferruginous, affecting the stability of the north wall of the Willard Hill pit.

Extensional faults and related transfer faults of Tertiary age acted as principal feeders for the hydrothermal fluid flow and associated alteration and gold mineralization. In order of their importance, the dominant structures are a series of faults trending E-W, N-S and NE. These faults offset the stratigraphic sequence, including the older low-angle faults, to the north, west and north-west, respectively.

Three major E-W trending feeder faults, which are interpreted to be the main structural controls on mineralization, were recently mapped in detail in the Willard Hill pits. Silicification, argillization, quartz veining and associated higher-grade mineralization follow these feeders which cut across both hanging wall and to lesser degree footwall rocks, regardless of wallrock lithology. The E-W Willard Hill trend is preferred by the silicified hydrothermal quartz breccia zone which contains high-grade gold mineralization at the surface (up to 1opt opt, SFPM Report, 1986). These E-W faults are promising structural targets for identifying high-grade mineralization at depth, and drill testing of the E-W feeder structures is recommended.

6.2.2.3 Willard Mine Alteration

Hydrothermal alteration ranges from propylitic, to argillic, to quartz-sericite, to quartz-adularia, to silicification, and finally quartz veins. Silicic assemblage as the dominant type of alteration is represented by moderate to strong pervasive silicification of the metasediments, open-space quartz veins and veinlets, and silicified hydrothermal breccia and / or stockwork

(Figure 6.7). Shallow-type alteration is locally present at the east margin of the resource area and includes chalcedony and quartz-calcite veins. Muto (1980) notes abundant sericite, secondary quartz and less common calcite in some of the silicified areas. Small barite crystals were noted in thin sections from some of the quartz veins.

Large volumes of black, finely pyritic, carbonaceous rock occurs peripheral to mineralization within the center and western areas of the Willard deposit. In most cases the mineralization overlies the carbonaceous material, though within the western areas where the mineralization is at a greater depth, carbon-rich zones can be both adjacent and also overlie the mineralized horizons. As at the Colado deposit, it is believed that hydrothermal fluid flow related to the epithermal mineralizing event has remobilized much of the carbon and re-deposited it peripheral to the main hydrothermal fluid pathways.

Argillic alteration of siltstone and felsic occurs in and near faults and shears and appears to be structurally related, at least megascopically. Hematite stained siltstone is not uncommon and presumably resulted from the oxidation of small amounts of indigenous iron sulphides in the originally carbonaceous rocks. Small amounts of goethite and jarosite are common in the oxidized upper portion of quartz veins and breccias, probably indicative of hypogene sulphides.


Alteration Explanation
Argillic Pervasive
Silicification - Pervasive
E-W Draw Pit
Willard Hill Pit
0
250
500
feet
Explanation
Landslide
Dump and reclamation
Alluvium and colluvium (Quaternary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Phyllites, claystone (Jurassic-Triassic)
Dyke
Fault
Major Feeder Fault
Drill Hole (Vertical, Incline)
Rye Patch
GOLD CORP
Wilco Property

Figure 6.7
Willard Mine Area Alteration

7 DEPOSIT TYPES

The gold deposit model for the Wilco property is that of the low-sulphidation epithermal deposit type. This deposit style, which is commonly hosted within felsic volcanics though sediment hosted systems are also prevalent, is well documented in the literature (Bonham, 1986; Saunders, et al, 1996; McKee, 1996; Hayba, et al, 1985) and has proven to be a highly economic deposit type. Classic examples of this style of deposit include Florida Canyon, located 20 miles north of the Wilco property, as well as numerous other epithermal gold deposits throughout Nevada such as Sleeper, Midas and Round Mountain. Sleeper and Midas are examples of structurally-controlled epithermal deposits where fluid flow is channelled and localized along high-angle structures thereby concentrating metal deposition over relatively narrow zones. Large tonnage, low-grade epithermal deposits, such as Round Mountain, form where highly permeable wall rock lies adjacent to the higher-grade feeder structures. The volumetrically insignificant feeders may coalesce at depth and frequently contain coarse, particulate gold, demonstrated by the six-inch wide structures at Round Mountain which can contain over 50 percent coarse free gold

Key components of the low-sulphidation deposit type include quartz-adularia-carbonate-sericite alteration of calc-alkalic volcanic and sedimentary rocks and low temperature quartz veins. Open-space filling textures, including colloform banding, crustiform and comb structures are characteristic of vein textures in low sulphur systems (Bonham, 1986). Minerals associated with this deposit type include arsenic, antimony and mercury sulphides, electrum and silver sulphides. Typically there is a zonation of metal-bearing minerals emanating from the proximal silica-argillic altered area out into extensive areas of propylitic alteration.

8 MINERALIZATION

8.1 Colado Mineralization

Gold mineralization at Colado is controlled on a large scale by the factors that produced and confined the low-sulphidation hydrothermal system, and there is a rough correlation between the overall dimension of the strongly silica-altered zone and the mineralized envelope. Together, the strongly silica-altered rocks and their accompanying gold mineralization constitute the mineralized silica cap of the system, in which the gold is probably controlled by fine, randomly oriented stockwork and veinlets. The bulk of this cap is bedding (siltstone) and layering (volcanics) controlled, but its emplacement and overall dimensions are controlled by the feeder structures, specifically an intersecting set of faults which trend N-S, NW and E-W.

Gold mineralization is very consistent within the outline of the generally bedding-controlled mineralized envelope (which is well defined in a zone above grades of ~0.005 oz Au/ton). Higher grade zones do occur along favourable bedding horizons that are in close proximity to the intersecting feeder structures. High-grade bonanza type mineralization may also occur at depth, especially along E-W trending faults.

Five categories of mineralization have been observed at Colado:

1. Coarsely crystalline quartz, usually white unless oxide-stained, that occurs as void-filling material. This style of quartz is generally an indication of extensional fracturing or faulting.

2. Chalcedonic and opaline silica are pervasive at Colado, replacing the host rock or infilling tectonically created open spaces.

3. Calcite - increases away from the center of hydrothermal activity where quartz-calcite veins are dominant to chalcedony-calcite veins and finally calcite veins that locally form large outcrops.

4. Pyrite is usually present, especially in zones of hydrothermal breccia.

5. Hematite usually occurs at Colado as a stain on fractures and is formed at relatively high temperatures that are often associated with gold deposition.

The Colado mineralized zone is dominantly north-northwest oriented and covers an area of about 3500 ft by 2000 ft. The mineral system reaches up to 450-ft thick, although on average is less than 250-ft thick. The mineralization dips gently west from -10° to -25°, averaging about -18°, and generally follows the regional dip of the bedding.

Silver to Gold Ratios

Ag/Au ratios have been calculated in the past for fifty-two drill holes at Colado. Ratios range from less than 1 to 245. The average ratio is 15.8, the median is 10.0, and the standard deviation is 19.2. A comparison of published data for the Sleeper deposit indicates three styles of mineralization based on the Ag/Au ratio can be distinguished:

1.	High-grade bonanza mineralization	Ag/Au <1
2.	Breccia mineralization (0.10 to 1.0 oz Au/ton)	Ag/Au= 3 to 6
3.	Stockwork mineralization (<0.1 oz Au/ton)	Ag/Au = 10

While Ag/Au ratios are impacted by a variety of factors such as host rock lithology, structure, permeability and chemical composition and temperature of the hydrothermal fluids, the above comparison indicates that a majority of mineralization identified to date at Colado may be within a stockwork classification.

8.2 Willard Mine Mineralization

Gold mineralization at the Willard Mine is controlled by both stratigraphy and structure. Western States describes the gold mineralization as being stratabound within the siltstone unit close to the contact with the underlying claystone (Rye Patch Gold's phyllite unit). The Willard gold deposits occur where the favourable horizons within the siltstone have been sufficiently fractured, brecciated and lie in proximity to feeder fractures (GNC, 1989). The feeder structures range in strike from north-northeasterly to easterly and indicate that the mineralizing process was primarily fracture controlled.

Recent mapping and detailed analysis of the historic drill hole data by Rye Patch Gold indicates that the mineralization within the eastern half of the Willard area (the East-West Draw and Willard Hill pits) occurs primarily within the basal siltstone units at or just above the thrust fault contact with the underlying phyllite. The strongly fractured nature of the basal siltstone likely was a major factor in localizing mineralizing fluids spreading outward from the high-angle feeder structures. Further to the west, mineralization occurs within favourable siltstone horizons located well above the thrust fault surface. It has not been determined

whether these mineralized horizons are localized along more calcareous siltstone layers, which could develop significant permeablility with the remobilization of the calcite component, or sub-horizontal structural zones sub-parallel to the main thrust fault.

Gold at the Willard Mine is closely associated with silicification, drusy quartz veins and microveins (GNC, 1989). Argillic alteration is typically absent in mineralized intervals. Minerals typically associated with the epithermal mineralization include quartz, fluorite, barite, native gold, electrum, agularite, sphalerite, galena, chalcopyrite, pyrrhotite and pyrite. Calcite veins occur peripheral to the gold-bearing areas as calcium carbonate leached from the host rock.

The Willard gold mineralization represents an epithermal, low-sulfidation (quartz-adularia) deposit covering an area of about 3,000 ft by 2,400 ft containing gold in drill holes at the 0.01 ounce per ton level. Within this large area, two major and four minor mineralized zones comprise the resource area. In order of decreasing geologic potential, the zones are: East-West Draw, Willard Hill, Southwest, Honeybee-Nose and Section Line.
Low-sulphidation type epithermal gold-silver mineralization was likely introduced at Willard during late Miocene regional extension and associated hydrothermal activity. Radiometric data from adularia in a vuggy quartz-adularia vein indicate an age of 6.1 ± 0.3 m.y. for this event probably related to high regional heat flow and deep conductive heating of groundwater (Noble et al., 1987). Controls on the localization of the gold-bearing solutions were both structural and lithologic. The host rocks of the gold-silver resource are originally carbonaceous and calcareous siltstone and locally phyllite, which are now oxidized in the pits area. A network of drusy quartz veinlets, quartz vein breccias and silicified breccias carries most of the gold-silver mineralization explored to date, which forms a semi-stratiform blanket above and roughly conformable with a postulated thrust contact with underlying phyllitic claystone.

Veinlets range in size from hairline to as much as four inches in width, averaging less than 1/2 inch wide. Typically, the veinlets have drusy quartz crystal linings with limonitic or hematitic iron oxide coatings. Less common are veinlets of white chalcedony and white microcrystalline quartz. The veinlets form a network that is generally more close-spaced in gold-bearing structural zones. Veinlets parallel to bedding are rare.

Breccias range in size from a few inches to tens of feet wide and may have tight, planar walls or sinuous, anastomosing structure. The largest of this breccia type occurs at the south end of cross section 568,600E near the Southwest mineralized zone. Vein breccias, like veinlets, may contain over an ounce per ton gold in selected samples but usually contain less than 0.10 oz Au/ton and often can be barren. Massive coarse-grained (bull) quartz veins are not uncommon in the siltstone, but these are believed to be metamorphic in origin and older than the epithermal quartz veins and related gold mineralization.

Fine-grained pyrite, probably pre-mineral, is present in small amounts in both the dominantly unmineralized carbonaceous siltstone and also the silica-altered mineralized rocks. Oxidation of the pyrite is both by supergene and hypogene processes often resulting in a stacked sequence of oxidized to unoxidized and then a second oxidized zone. Very often the mineralized horizon is associated with the deeper oxidation.

8.3 Historic Willard Mines

At the two historic Willard mines, gold was mined from quartz veinlets in fracture zones and breccia along northeast-striking faults that dip to the northwest. The "ore" was free-milling gold and silver from surface exposures. Copper, lead and zinc were associated with the gold in the quartz veins. Hematite staining and strong silicification are associated with quartz veinlets and faults at both Willard mines. North-trending faults cutting the mineralized structures are neither mineralized nor silicified, and therefore presumed to post-date the mineralizing event. (Johnson, 1977; and Sibbett and Bullet, 1980) At the Willard Hill epithermal deposit in Section 36, gold is associated with an oriented network of quartz veinlets and vein breccias that generally cut across bedding at moderate to steep angles. Lithologically controlled disseminated gold may be present but does not appear to be significant. (DeLong, 1986).

Antimony was produced from the Johnson-Heizer and Adriene mines, which are both located on northwest-striking faults that dip to the southwest. Quartz veins are not found at the historic antimony mines. Hematite staining, though much less intense than at the historic Willard mines, is common. At the Johnson-Heizer mine, hematite staining is limited to the fault zone and is often difficult to distinguish from the red-brown weathering of the Mesozoic sediments. (Johnson, 1977; and Sibbett and Bullet, 1980).

9 EXPLORATION

Since acquiring the Wilco property in April, 2006, Rye Patch Gold has completed a program of detailed geological mapping to determine the extent of the alteration and gold-silver mineralization and is currently conducting an exploration drilling program at both Colado and Willard. Exploration activities conducted by others are described in detail in Section 5 History.

Recent evaluation of data available at Colado and Willard from several drilling programs, combined with detailed digital surface and pit mapping, have allowed a better understanding of the geologic parameters controlling the mineralization, especially the structural controls on the hydrothermal fluid flow, and the implications those controls have for further discoveries within the combined Wilco project area. Applying the low-sulphidation epithermal model, of which Colado and Willard are both examples, there remains potential for expansion of the known Colado resource and gold mineralization at Willard Mine area in at least two preferred orientations:

1. High-grade "bonanza" mineralization as typified by the Midas or Sleeper deposits. High-angle faults controlling fluid flow and mineralization would be the main exploration target

2. Along-strike and down-dip extensions of the existing gold-silver resources, including potential for new mineralized zones. Gold deposits of this type may consist of multiple mushroom-shaped mineralized bodies; each one can narrow with depth into a structurally controlled hydrothermal conduit potentially hosting higher grade mineralization (Nelson, 1988).

10 DRILLING

Rye Patch Gold is currently conducting an exploration drilling program on the Wilco property. Drilling began in July, 2007 using reverse circulation ("RC") drilling techniques, but holes are planned using diamond core drilling methods as well. The current drill program is expected

to be completed in the fall of 2007. This Technical Report does not address any of the 2007 Rye Patch Gold drilling. Neither the information nor preliminary analysis of the 2007 drilling was used in the current resource estimate.

A total of 579 drill holes totalling 172,028 feet had been drilled on the Wilco property before 2007 (Figure 10.1). The drilling was completed by nine companies between 1980 and 2003, with Freeport, Amax, Santa Fe, Newmont, and Western States completing the dominant amount of work. All of the companies are highly reputable companies with a long track record of exploration and mining in the U.S. While MDA cannot directly substantiate the drill data or results, in the opinion of the authors, the exploration drill programs as described in the reviewed project summary reports and individual drill logs were conducted to then-accepted industry standards.

All of the Wilco drilling was completed using RC drilling techniques except for seven holes completed with diamond core drilling methods. The great majority of the drilling has been shallow (<500-ft in depth), primarily vertical holes, concentrated on the Colado and Willard mineralized areas. Drilling contractors employed include Eklund, Becker, Drift and Major, all experienced drilling companies. Since the drilling record is incomplete, drill contractors are not known for some of the drill campaigns. The data on specific drilling procedures and equipment utilized are not available for any of the drilling; it is assumed that drilling procedures conformed to then-accepted industry standards.

The Colado resource area (prior to the 2007 drill campaign) contains 171 RC drill holes and three core holes for a total drill footage of 73,132 feet. All of the Colado drill holes were completed during seven drilling campaigns over a 22-year period from 1981 to 2003, with the majority of Colado drilling completed in the early to mid 1990's.

The Willard resource area (prior to the 2007 drill campaign) contains 346 RC drill holes and four core holes for a total drill footage of 77,365 feet. All but eight of the Willard drill holes were completed during five drilling campaigns over an eight -year period from 1980 to 1987. The remaining eight drill holes were completed by Newmont Mining in 2003.

Figure 10.1 Drill Plan Map



559500 E
561500 E
563500 E
565500 E
567500 E
569500 E
571500 E
2013300 N
2011300 N
Property Boundary
2009300 N
2007300 N
2005300 N
2003300 N
2001300 N
1999300 N
1000 0 1000 2000
Scale is in feet
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
RYE PATCH GOLD US, INC.
Wilco Project
Drill Hole Map
Pershing County
NV

Table 10.1 is a list compiled by Rye Patch and the authors of significant historical drill intercepts on the Wilco project. Both the Colado and Willard drill intercepts are believed to generally represent the true thickness of mineralization, since in both areas the mineralization is primarily sub-horizontal and the drill holes are primarily sub-vertical to vertical. It is possible though that some of the higher-grade Willard intercepts represent more steeply-dipping mineralized structures and therefore have exaggerated the mineralization's true thickness. Note that the shallow high-grade Willard intercepts were the focus of the historic mining activity and are not considered current exploration targets; these are presented to give the reader an appreciation of some of the lengths and grades drilled during previous exploration efforts.

The Colada drill intercepts in Table 10.1 are representative of the consistent, thick, low-grade mineralization which occurs throughout the Colado deposit. Higher-grade zones do occur but only account for a very small percentage of the total mineral system.

Table 10.1 Significant Historic Drill Intercepts

Significant Historic Drill Intercepts - Wilco Project								
Hole#	**Location**	**Company**	**Year**	**Depth from (ft)**	**Depth to (ft)**	**Length (ft)**	**Au (opt)**	**Ag (opt)**
CEX-14	Colado	Santa Fe Pacific Mining, Inc	1987	85	340	255	0.011	0.111
I-14	Colado	AMAX Exploration, Inc	1992	135	370	235	0.014	0.161
I-38	Colado	AMAX Exploration, Inc	1992	85	360	275	0.027	0.283
I-49	Colado	AMAX Exploration, Inc	1992	110	555	445	0.014	0.19
I-58	Colado	AMAX Exploration, Inc	1992	165	350	185	0.021	0.224
I-63	Colado	AMAX Exploration, Inc	1992	155	440	285	0.022	0.223
		includes		**(155**	**175)**	**20**	**0.073**	**0.041**
DCO-17	Colado	Santa Fe Pacific Mining, Inc	1994	50	380	330	0.023	0.22
DCO-24	Colado	Santa Fe Pacific Mining, Inc	1994	175	560	385	0.023	0.236
		includes		**(345**	**365)**	**20**	**0.118**	**0.737**
DCO-32	Colado	Santa Fe Pacific Mining, Inc	1994	140	440	300	0.015	0.163
DCO-33	Colado	Santa Fe Pacific Mining, Inc	1994	130	385	255	0.033	0.463
		includes		**(265**	**275)**	**10**	**0.247**	**1.227**
W-15A	Willard	Freeport Exploration Co.	1982	75	190	115	0.061	NA
W-69	Willard	Freeport Exploration Co.	1982	195	365	170	0.018	NA
W-70	Willard	Freeport Exploration Co.	1982	240	395	155	0.017	NA
WH-32	Willard	Southern Pacific Land Co	1982	195	265	70	0.060	0.175
WH-33	Willard	Southern Pacific Land Co	1982	200	300	100	0.030	0.407
WV-17	Willard	Western States Minerals	1982	90	225	135	0.029	0.101
WV-79	Willard	Western States Minerals	1983	0	45	45	0.230	0.711
WV-88	Willard	Western States Minerals	1983	100	165	65	0.121	1.080
		includes		**(110**	**125)**	**15**	**0.448**	**2.03**
WV-168	Willard	Western States Minerals	1985	0	80	80	0.061	0.578
WV-180	Willard	Western States Minerals	1985	0	80	80	0.145	0.333
WS-13	Willard	Santa Fe Pacific Mining, Inc	1986	0	95	95	0.036	0.281
WCN-11	Willard	Newmont Exploration, Ltd.	2003	50	180	130	0.040	NA
WCN-12	Willard	Newmont Exploration, Ltd.	2003	25	230	205	0.038	NA
		includes		**(200**	**215)**	**15**	**0.157**	**NA**
WCN-13	Willard	Newmont Exploration, Ltd.	2003	170	270	100	0.036	NA

11 SAMPLING METHOD AND APPROACH

11.1 Surface Sampling

Rye Patch Gold has conducted preliminary sampling on the Wilco property consisting of the collection of 29 rock samples from mineralized outcrops. Samples were collected in a systematic fashion and descriptions made of the location, rock type, degree and type of alteration and other diagnostic features. This work was supervised by a Qualified Person. It is anticipated that any sampling program would be supervised by a Qualified Person and would adhere to industry accepted Best Practices.

Previous sampling was conducted by major mining companies collecting adequate representative samples. While it is assumed that sampling was conducted according to then-accepted industry standards and the companies conducting said exploration were accepted industry leaders, the authors cannot directly verify nor certify the existing results.

11.2 Drill Sampling

There is no known information on the specific sampling procedures employed during the historical drilling. It is assumed that drilling and sampling procedures conformed to then-accepted industry standards. This assumption is based on the reputation of both the drill contractor's used at Wilco and also the companies who were contracting and overseeing the work. While it is assumed that sampling was conducted according to then-accepted industry standards and the companies conducting said exploration were accepted industry leaders, the authors cannot directly verify nor certify the existing database.

The drill logs and assay certificates indicate that RC samples were collected every five feet over the full length of the drill hole. When drilling above the water table, drilling was likely completed using either dry drilling techniques or, in certain ground conditions, water was injected to assist in the recovery of the sample. Standard practice is for the sample to be split on the drill rig, using a Gilson-type splitter for the dry sample and most likely a rotating splitter for the wet samples.

Groundwater was not encountered in the Willard area, and no significant issues are apparent in the historic record which would suggest problems with the quality of the Willard drill hole data.

At Colado, the water table lies between 165 and 355 vertical feet below the surface, and flow rates between 5 and 35 gpm were encountered with 25 gpm being most common. A rigorous analysis of potential down-hole contamination was not completed for this report, but it does not appear that these water flow rates resulted in contamination or sample recovery issues. As a check on possible RC contamination, Amax completed three core holes in 1990, two of which were twins of previous RC holes. Based on Amax's October 1990 Monthly Progress Report (Amax, 1990), the assay discrepancies between core holes and adjacent reverse circulation holes *"do not directly indicate any dangerous level of down-hole contamination in the rotary holes"*. This report also noted that *"it is quite possible for rotary samples to be more representative than core holes where long intercepts of strongly fractured but impermeable rocks are present"*.

12 SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1 Surface Samples

Rye Patch Gold has conducted preliminary surface sampling of the Wilco property. A total of 29 rock samples were collected over various outcrop exposures of mineralized rock. The samples were submitted to American Assay laboratories in Sparks, Nevada for multi-element analyses.

The historic surface samples collected by major mining companies were submitted to various laboratories for analysis. No sample material from these previous programs is available to conduct check or confirmation assays.

12.2 Drill Samples

The historic drill samples were submitted to various laboratories for analysis. Existing assay certificates and drill reports indicate that the work was completed primarily by reputable commercial laboratories such as ALS Chemex, Bondar Clegg, American Assay and Hunter. It is expected that these laboratories followed sample-preparation and analyses procedures that conformed to then-accepted industry standards. Western States' in-house laboratory was the primary laboratory for approximately one-third of the Willard deposit drill holes, while for a small minority Willard drill holes, the hard copy data are incomplete and the primary laboratory is unknown.

For the Colado drill samples, a 30-g fire assay with atomic absorption finish ("FA-AA") is the primary assay technique for gold, while an *aqua regia* digestion with ICP finish is the primary assay process for silver. Occasional multi-element analyses using ICP and atomic absorption ("AA") techniques were completed, and there are a limited number of check assays completed using a fire assay with gravimetric finish ("FA-Grav") process. Both Santa Fe Mining and Amax re-analyzed by cyanide-leach digestion and atomic absorption finish various mineralized intercepts.

Drill sample analyses at Willard used dominantly non-fire assay techniques. Various AA procedures, including standard AA (with a standard *aqua regia* digestion), roast AA (sample is roasted before acid digestion), roast cyanide leach AA (sample is roasted before cyanide leach digestion) and cold cyanide leach AA (standard cyanide leach digestion) account for over 90 percent of the initial analyses. These AA analyses were completed at both Hunter and Western States' in-house labs. Mineralized intervals were systematically re-analyzed by various laboratories, including Bondar Clegg, Monitor and Hunter, using FA-Grav and FA-AA techniques. Mineralized samples initially analyzed by techniques other than cold cyanide leach ("CN-AA") analyses were often re-analyzed by cold cyanide leach procedures to determine possible heap leach recoveries.

The assay record for many Willard drill holes, especially the Western States' drilling, consists of hand-written data that can be at times illegible. Very often, numerous assay values (the original plus assay re-runs) are noted for a single sample interval but assay types and the responsible lab will be unclear. Where numerous check assays are present, it is difficult to determine if the separate values represent individual check sample assays from different labs or internal lab checks on a single sample.

The dependence on both non-fire assay techniques and non-certified assay data introduces some risk to the project and is a factor in MDA not classifying any of the current Willard resource as Measured.

There are no records or data concerning sample security from the drill rig to the laboratory, but it is expected that procedures followed then–accepted industry standards.

12.3 Quality Assurance/Quality Control

Data checks and validation procedures appear to be lacking in most of the drilling programs conducted at Colado and Willard. None of the drilling programs to MDA's knowledge used standards or blanks to assess the quality of analytical and sub-sampling procedures.

At Colado, only the 1993-1994 Santa Fe drill program conducted a systematic check assay program in which the original sample was analyzed by Bondar Clegg Lab by FA-AA. Significant assay intervals were re-analyzed by ALS Chemex using FA-Grav procedures. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

Western States and Freeport re-analyzed over 2,700 Willard drill samples using FA-Grav procedures. For about 550 mineralized sample intervals a second, and sometimes a third, FA Grav analysis was completed. The historic record does not indicate whether the re-analyses were conducted using coarse reject splits or duplicate pulps. The samples re-analyzed were initially completed using non-fire AA techniques, including various cyanide leach procedures, so the later FA-Grav analyses cannot be considered true check assay duplicates. These results, though, do very clearly show the significant difference in assay values resulting from the various assay techniques used at Willard. More detailed discussions of the assay comparison results are in Section 13.2.2 "Willard Database" and Section 13.3.3 "Willard QA/QC" of this report.

No new check assay or sample evaluation work was conducted by MDA or Rye Patch Gold on the historic drill samples due to their lack of availability.

13 DATA VERIFICATION

This report draws much information from work completed prior to the implementation of National Instrument 43-101. In the opinion of the authors, the exploration programs as described in the reviewed reports were conducted to then-accepted industry standards. Current work completed by Rye Patch Gold has been professionally managed by a Qualified Person and the programs conducted to high standards.

The author was provided unencumbered access to all available data known for the Wilco property.

13.1 MDA Site Visit – Mineral Verification

A site visit was conducted by Paul Tietz, C. P. Geo., Senior Geologist with MDA, on September 19th, 2006. Nine surface samples were collected from the Colado property for the purposes of verifying gold and silver mineralization. The center of the mineralization was not able to be sampled due to the extensive post-mineral cover. By necessity, the surface samples were from outcrops along the periphery of the mineralized area where the drill-indicated mineralization is at some depth beneath the exposed host rocks.

The MDA samples were kept in MDA's possession until they were delivered to ALS Chemex Laboratories (Reno, Nevada) for analysis. The samples were assayed for gold and silver by standard fire assay with atomic absorption ("AA") finish procedures. The assay results from the nine MDA samples (Table 13.1) confirm the presence of weak gold and silver mineralization in the Colado project area. No samples were collected for verification purposes from the Willard Mine area.

Table 13.1 MDA Verification Sample Results

Sample ID	Sample Type	Au Grade (oz/ton)	Ag Grade (oz/ton)	Sample Comments
WLPT-1	5-ft chip	0.003	<0.006	Clay alt'n within E-W fault in volcanics.
WLPT-2	Grab	0.004	0.018	Silicified rhyolite volcanic within N-S fault.
WLPT-3	Grab	0.005	<0.006	Silicified andesite volcanic along N-S fault.
WLPT-4	Grab	<0.001	<0.006	Silicified siltstone footwall to E-W fault.
WLPT-5	Grab	0.009	0.018	Silicified rhyolite volcanic within E-W fault.
WLPT-6	8-ft grab	0.005	0.015	Silicified strongly fractured siltstone.
WLPT-7	12-ft grab	0.009	0.015	Silicified strongly fractured siltstone.
WLPT-8	12-ft grab	0.006	0.012	Silicified strongly fractured siltstone.
WLPT-9	12-ft grab	0.004	0.012	Silicified strongly fractured siltstone.

The first five samples were collected in the southeast part of the mineralized area from predominantly silica-altered Tertiary volcanic rocks. A single sample was taken from a clay-altered fault zone, while another was from silicified Mesozoic siltstone. All samples, except for the silicified siltstone (sample WLPT-4), returned anomalous gold values which are similar in grade to previous historical surface sample results. The samples anomalous in silver were relatively lower in value, which could be explained by the significant leaching and remobilization of silver within the near-surface oxidized zone that is in evidence within the down-hole drill data. As discussed previously, none of these sample locations is within the current Colado mineral envelope, which does not crop out at the surface, and they are meant only as verification of the existence of a mineral system.

The last four samples were collected from within an east-west trending ravine that cuts down into the Mesozoic basement sedimentary rocks on the east side of the Colado mineralization. The samples (WLPT-6 through 9) were closely spaced grab samples along the south wall of the ravine, and the results indicate an approximately 50 foot long zone of weak mineralization. This surficial mineralization is located about 100 feet up-dip from the eastern limits of the Colado drill-indicated mineralization and is representative of the weakly mineralized Colado wallrock.

13.2 Wilco Database Validation

MDA was provided digital data for the total Wilco property, which includes the Colado mineralized area on the west side of the property and the historic Willard Mine area to the east. The digital data package consisted of recently compiled drill-hole collar, survey, geochemical, and geology information, along with digital "pdf" copies of almost all drill logs

and copies of many of the original assay certificates. The data package also included copies of numerous historic maps showing both drill-hole locations and general project geology. The gold and silver geochemical data file is fairly comprehensive and contains the original gold and silver analyses along with all known check assays. Cyanide-leach analysis gold values, which were the primary analytical method in many of the early Willard holes, are also included though these values were not used in the current resource estimate. A separate trace element geochemical file contains assay results for up to 50 elements, although the majority of the trace analyses were for arsenic, mercury and antimony.

The database contains 579 drill holes. MDA segregated those drill holes pertinent to both the Colado and Willard resource area for data validation purposes. The Colado area is defined as being located north of Nevada State Plane 2,002,000 North and west of Nevada State Plane 565,000 East. The Willard resource area is defined as being bounded by 2,000,500 and 2,004,100 North and 567,100 and 570,550 East. The Colado and Willard drill holes were completed during numerous drilling campaigns over a 23-year period from 1980 to 2003.

The initial database validation effort in the fall 2006 focused on the Colado drill holes, although errors were also found within some of the Willard data and these were corrected as they were discovered. A comprehensive audit of the Willard data was completed in the winter of 2006/2007.

The Colado and Willard data were queried for consistency and accuracy, looking for mis-marked and/or mis-located drill holes, erroneous footages for the down-hole depths, invalid sample intervals and assay values, and other similar data checks. When potentially invalid data were discovered, the database was checked against the digital copies of the original drill data. The validation process included random checks of the drill data, primarily focusing on the collar and assay data. Specific checks were also made of most sample intervals that contained gold values greater than 0.1 oz Au/ton, especially those sample intervals which showed a significant difference between the check and original assay value. Database collar locations were compared with the drill-hole locations noted on the historic maps, while a final check on the collar location data was conducted when MDA plotted the drill holes in both plan and cross-section. The latter cross-section check was especially useful in finding errors, or needed adjustments, to the collar elevation data.

The original data package used a "0" to indicate a missing sample or no sample taken. MDA replaced this value with a "-9" designation. The original data package used a negative sign to indicate a less than detection geochemical value, (*i.e.*, -0.001 oz Au/ton to denote a less than a 0.001 oz Au/ton sample value). MDA replaced the negative value with a positive value one fourth of the detection limit (*i.e.*, 0.00025 oz Au/ton instead of -0.001 oz Au/ton).

The database was loaded into Surpac mining software which was used in the geologic modeling and resource estimation analysis.

13.2.1 Colado Database

The Colado database validation effort resulted in corrections to the collar or survey data for 43 Colado drill holes. The more significant of these corrections include:

1. The removal of two holes from the Colado database (drill holes W-22 and W-133, both actually located in the Willard area).

2. Elevation corrections to sixteen drill holes, with two holes being over 100 ft in error (likely a data input problem). The other fourteen were changed by up to 25 ft to match the digital topography.
3. All 16 of Newmont Mining's 2003 "WCN-" holes were mis-located by approximately 700 ft.

Validation of the Colado drill-hole gold and silver geochemical data resulted in corrections to 36 sample intervals. Fourteen intervals with significant gold values (>0.01 oz/ton) were revised due to either initial data input errors or inconsistent or missing check values. The most significant of the changes were the revision of two five-foot sample intervals from 0.438 oz Au/ton in the original data to 0.004 oz Au/ton. The majority of corrections were minor, mostly detection level conversion errors or the replacement of a "0" value with a less than detection level value.

MDA conducted spot checks of the drill hole geology data against the digital drill logs, emphasizing critical areas. After reviewing many of the geologic logs, it was noted that the drill intervals logged as "massive, pervasive silicification" (in which the original protolith textures have been destroyed) were all designated as Tertiary rhyolite in the database creating significant stratigraphic and structural confusion during analysis of the initial geologic cross-sections. After discussing the issue with Mr. Radu Conolea (Rye Patch Gold geologist) and realizing that all rock types at Colado can be pervasively silicified, pervasively silicified rock was segregated into a separate unit. This change simplified the geologic model.

The Colado resource area contains 171 reverse circulation ("RC") drill holes and three core holes with a total of 14,342 sample intervals. Of the total intervals, 4,020 intervals have a final gold value (accepted for use in the resource estimation) of greater than 0.005 oz Au/ton, and 30 sample intervals have a final gold value of greater than 0.1 oz Au/ton. The highest gold value is 0.632 oz Au/ton. There are 3,650 samples assaying greater than 0.05 oz Ag/ton, 38 samples assaying greater than 1.0 oz Ag/ton, and the highest silver value is 5.9 oz Ag/ton. The Ag:Au ratio is approximately 10:1.

13.2.2 Willard Database

MDA's initial review of the Willard data revealed drill collar and assay errors and/or missing data, and the database was given back to Rye Patch for correction in October 2006. Eight drill collar locations (Newmont's 2003 "WCN-" drill holes) and geochem data for approximately 3,500 sample intervals were corrected by Rye Patch. As with the Colado data, the majority of the observed assay database errors were detection level conversion errors or a mis-characterization of the assay type (fire assay, atomic absorption, cyanide leach, etc.) The missing data included a significant number of check assays which were entered into the final database. The database was returned to MDA in late 2006.

MDA spot-checked the Willard database, and also plotted geologic cross-sections, in early 2007. As a consequence of that work, a few additional corrections were made to the database. Four holes (P-1, P-4, W-33 and W-122) were removed from the database due to uncertain collar and elevation data, while the down-hole survey for hole W-81C was changed from 0 degrees (horizontal) to -90 degrees (vertical). Corrections were made to 62 assay intervals with fourteen of these corrections considered significant. Eight gold values were removed due to a lack of hard data corroboration, while data input errors resulted in six values being reduced by an order of magnitude, i.e., a 0.16 oz Au/ton value was corrected to 0.016 oz Au/ton.

The Willard assay database contains a total (original plus duplicates analyses) of 19,778 individual gold assays and 6,114 silver assays. For each sample interval, the final value to be used in the resource estimate is dependent on the available assay techniques. If a fire assay value(s) (FA-Grav or FA-AA) is available, as an original or duplicate value, an average of the fire assay results is calculated and that calculated value is then used as the final interval value. If the sample interval was not analyzed by fire assay, the original AA value, with the exception of the cold CN-AA results, was used as the final value. Due to the erratic cold CN-AA results, and the relatively low recoveries for carbonaceous and sulphidic material, the cold CN-AA values provide mis-leading results and were not used as a final value but were instead replaced by a "-5". The "-5" is treated as a "no sample" in the resource estimate.

Table 13.2 is a summary list of the Willard database gold assays showing both the total number of assays (middle column of table) and then just those assays used as a final value (right column of table). Roast CN-AA and cold CN-AA analyses were the dominant original assay type and constitute about 62% of the total assays. The fire assay values, and specifically the FA-Grav results, are predominantly from the re-analyses of mineralized intervals. The smaller number of FA-Grav final assays (3,090 values), as compared to the total number of FA-Grav analyses (3,808 values) is a result of multiple FA-Grav "check" analyses being completed on specific strongly mineralized intervals.

Table 13.2 Willard Database – Final Gold Assays

Willard Assay Database - Gold Values		
Assay Type	**# of Assays**	**# of Final Values**
FA Grav	3,808	3,090
FA AA	547	547
Roast CN-AA	6,217	5,565
Cold CN-AA	6,126	-
Roast AA	2,743	2,544
AA	337	257
Total Assays	**19,778**	**12,003**
"-5" (Cold CN-AA)		3,664*
Total Samples		**15,667**

* Cold CN-AA values are replaced by "-5" in the final assay database

A total of 3,664 sample intervals contain a "-5" in the final column. The great majority of these intervals had very low, mostly less than detection, cold CN-AA results, and subsequently were not re-analyzed by fire assay. However, the database contains twenty-eight "-5" intervals with cold CN-AA values > 0.01 oz Au/ton with an additional 1,201 sample intervals with cold CN-AA values > 0.003 oz Au/ton. It is likely that these 1,229 intervals would show higher gold values if analyzed by fire assay techniques, as detailed in the following paragraphs, and therefore represent a potential up-side to the Willard resource estimate.

Figure 13.1 and Figure 13.2 show the cold CN-AA results as a "recovery" percentage of the FA-Grav values for the intervals where a mineralized CN-AA value was followed by fire assay

re-analysis. The CN-AA/FA ratio is shown in relationship to increasing gold grades as determined by the fire assay results (Figure 13.1) and in relationship to drill depth (Figure 13.2).

Figure 13.1 Willard Deposit - Cold CN-AA vs Fire Assay by Gold Grade


Willard cold CN-AA vs FA
200%
175%
150%
125%
100%
75%
50%
25%
0%
cold CN-AA / FA (%)
0
0.025
0.05
0.075
0.1
FA (oz Au/ton)

Both figures show significant scatter indicating the presence of variable rock types with differing amenabilities to cyanide leach digestion. There are also numerous values above 100 percent suggesting inherent mineral variability and/or spurious cyanide leach techniques. At the low grade ranges (<0.01 Au oz/ton in Figure 13.1), the strong scatter and high CN-AA/FA ratios are likely due to analytical "noise". The ratio trend line stabilizes at about 75 percent at 0.01 oz Au/ton and then shows a steady decline to less than 50 percent at 0.1 oz Au/ton. Throughout the grade ranges, ratio values below 25 percent are common. Those samples with low cyanide recoveries are believed to represent sample intervals from the sulphidic and carbonaceous "refractory" zones at depth within the Willard deposit. Figure 13.2 indicates, though, that there is little change in the overall CN-AA recoveries with depth. The Figure 13.2 trend line shows just a minor decline with depth, and significant scatter and low recovery ratios occur at all depths. These results suggest that refractory material can occur at various depths, possibly as stacked sequences.

Figure 13.2 Willard Deposit - Cold CN-AA vs Fire Assay by Drill Depth



Willard cold CN-AA vs FA
200%
175%
150%
125%
100%
75%
50%
25%
0%
cold CN-AA / FA (%)
0
100
200
300
400
Depth (ft)

The standard AA, roast AA, and roast CN-AA analyses were all used as a final value if the sample was not re-analyzed by fire assay techniques. It was necessary to use the values from these sub-optimal assay techniques due to their numerical preponderance in the Willard database. The majority of final AA values (not followed with fire assay check) were predominantly un-mineralized or just weakly mineralized, though the final database does contain mineralized AA values. Of the 8,366 AA final values, there are 562 intervals with values > 0.005 oz Au/ton with a high of 0.112 oz Au/ton. It is likely that a re-analysis of these intervals by fire assay would result in higher gold values and a potential increase in the resource estimate. This interpretation is detailed below and shown in Figures 13.3 and 13.4.

Figure 13.3 and Figure 13.4 show the roast CN-AA and roast AA results, respectively, as a "recovery" percentage of the FA-Grav values for the intervals where the mineralized AA results were followed by fire assay re-analysis. The AA/FA ratio is shown in relationship to increasing gold grades as determined by the fire assay results. At grades up to 0.05 oz Au/ton, both the roast CN-AA and roast AA values average about 75 percent of the fire assay, though there is considerable scatter within the individual assays. It is unclear whether the drop in the trendline at 0.01 oz Au/ton observed in both figures is significant or is just an artifact of analytical "noise" at lower detection levels. Above 0.05 oz Au/ton, the roast CN-AA technique appears to recover less of the gold, with ratio values trending downward and nearing 60 percent. There is still significant scatter, and roast CN-AA/FA ratios below 25 percent are common throughout the grade ranges. The roast AA/FA ratios remain on average just above 75 percent for all grade ranges up to 0.1 oz Au/ton, and there is less scatter than in the roast CN-AA data.

Figure 13.3 Willard Deposit - Roast CN-AA vs Fire Assay Comparison



Willard Deposit - Roast CN vs FA
150%
125%
100%
75%
50%
25%
0%
Roast CN / FA (%)
0
0.025
0.05
0.075
0.1
FA (oz Au/ton)

Figure 13.4 Willard Deposit - Roast AA vs Fire Assay Comparison



Willard Roast AA vs FA
150%
125%
100%
75%
50%
25%
0%
Roast AA / FA (%)
0
0.025
0.05
0.075
0.1
FA (oz Au/ton)

The numerous low ratio values in the roast CN-AA data indicate that for specific intervals, the roast CN-AA technique could significantly understate the actual gold content. As with the cold CN-AA results, the low roast CN-AA ratios occur at all depths.

In summary, the Willard resource area contains 346 reverse circulation ("RC") drill holes and four core holes with a total of 15,667 sample intervals. Of the total intervals, 3,474 intervals have a final gold value (accepted for use in the resource estimation) of greater than 0.005 oz Au/ton, and 151 sample intervals have a final gold value of greater than 0.1 oz Au/ton. The highest gold value is 0.899 oz Au/ton. There are 1,640 samples assaying greater than 0.05 oz Ag/ton, 64 samples assaying greater than 1.0 oz Ag/ton, and the highest silver value is 10.1 oz Ag/ton. The Ag:Au ratio is approximately 10:1.

13.3 Quality Assurance/Quality Control ("QA/QC")

None of the historic drilling programs to MDA's knowledge used standards or blanks to assess the quality of analytical and sub-sampling procedures. No new check assay or sample evaluation work was conducted by MDA or Rye Patch Gold on the historic drill samples due to their lack of availability. However, the specific companies involved at Wilco and the number of companies involved adds confidence to this database.

Rye Patch Gold commenced drilling at Wilco in July 2007, but their drilling is not included in resource calculations for this Technical Report .

Future exploration will require a more rigorous check assay program. Duplicate check samples should be collected at regular intervals from within all stages of the sampling process, including duplicate samples collected at the drill rig, duplicate coarse rejects within the lab, and duplicate pulps from the individual coarse rejects. The duplicates should be assayed both within the original lab and also sent to a second lab as a check on the original lab's results.

13.3.1 Colado QA/QC

Data checks and validation procedures appear to be lacking in most of the historic drilling programs conducted at Colado. Only the 1993-1994 Santa Fe drill program conducted a systematic check assay program. The Santa Fe data contain 478 original/check pairs in which the original sample was analyzed by Bondar Clegg Lab by fire assay with an atomic absorption finish (FA AA). Significant assay intervals were re-analyzed by ALS Chemex by fire assay with a gravimetric finish. A review of the Santa Fe assay certificates suggests that the check duplicates were done on coarse reject splits.

MDA utilized the Santa Fe check data to construct graphs demonstrating the relative difference (Figure 13.) between the pairs of gold grades and the absolute value of those differences (Figure 13.). The relative difference shows a generally low bias in the Chemex checks versus the original Bondar Clegg assay values. There are no analytical data from standard samples to determine which laboratory is right. Except for within the 0.011 to 0.018 oz Au/ton grade range, where the duplicate sample low bias is less pronounced, this 5%-15% low bias is fairly consistent. There is indication that the bias becomes smaller at the higher grade ranges. This observed bias introduces some risk to the project and is a factor in MDA not classifying any of the current Colado resource as Measured.

The low bias in the Chemex duplicate checks, and especially the increased low bias at the lower-grade range (<0.008 oz Au/ton), is assumed to be partly a reflection of the sampling bias inherent in the Santa Fe check program. Check assays were only re-run on mineralized intervals so it would be expected that the duplicate assays would have a tendency to be on average lower grade than the original assays. This bias would be exacerbated within the lower-grade ranges where a small decrease in grade from original to check value would result in a larger relative difference. There is also a concern that the Chemex values have less precision at the lower grade ranges due to the gravimetric finish used on the check duplicates. The detection limit is 0.002 oz Au/ton for the gravimetric finish versus 0.001 oz Au/ton for the AA finish used in the Bondar Clegg original samples.

The absolute value of the relative difference presents the difference resulting from both the inherent natural variability of the mineralized material plus any sub-sampling and analysis errors. The graph of Colado absolute values (Figure 13.) shows variability of between 20% and 40% across all economic grade ranges. Close to half of this error is due to the low bias in the check duplicates. It is unknown how much of the remaining error is due to either natural gold distribution or sampling/analysis errors. When one includes the expected at-rig sampling errors, the total sample result variability would increase.

Figure 13.5 Relative Difference of Original Assay and Check Assay Colado Coarse Rejects


% Relative Difference of Duplicate Gold Grades - Colado
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
% Relative Difference
(FA Grav check / FA AA original)
0.002
0.008
0.010
0.011
0.013
0.015
0.018
0.022
0.027
0.044
Mean of Pairs (oz Au/t)

Figure 13.6 Absolute Value of Relative Difference of Original Assay and Check Assay Colado Coarse Rejects


Absolute Value of % Relative Difference of Duplicate Gold Grades - Colado
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
% Relative Difference
(FA Grav check /Fa AA original)
0.002
0.008
0.010
0.011
0.012
0.013
0.015
0.017
0.019
0.023
0.028
0.041
Mean of Pairs (oz Au/t)

13.3.1.1 Colado RC vs Core Twin Results

Amax completed two core holes, I-63 and I-65, in 1990 which can be considered twins of previous RC holes I-51 and I-12, respectively. All holes are westerly directed with -60° down-hole dips. The core-hole collar locations are approximately 25 ft from the respective RC hole collars so any down-hole assay comparisons are tempered by the inherent variability over this distance within the mineralized body.

In both twin comparisons, the core holes confirmed the mineral domains defined by the RC drilling but the RC holes have a higher average gold grade over similar mineralized intervals. For the first twin pair (I-63 and I-51), the RC average gold grade is 0.026 oz Au/t while the core average gold grade is 0.02 oz Au/ton. For the second twin pair (I-65 and I-12), the RC average gold grade is 0.043 oz Au/ton while the core average gold grade is 0.023 oz Au/ton. The larger grade discrepancy in the latter twin pair are primarily the result of more numerous high-grade intervals, i.e., five RC samples assaying >0.1 oz Au/ton vs. just 2 core samples assaying >0.1 oz Au/ton. This core/RC twin data is too limited for a definitive assessment of the reliability of the sampling to date and additional core twin holes are recommended.

13.3.2 Willard QA/QC

Numerous mineralized intervals from the original Willard AA analyses were re-analyzed by fire assay techniques; the results have previously been discussed in Section 13.2.2 of this report. The differing analytical techniques in this program, though often validating the original data, result in technique-specific gold values which cannot be considered true quality control check assays. However, there are 552 intervals containing more than one FA-Grav assay with the majority of these multiple FA-Grav intervals from the early 1980's Western States drilling. Hand-written sample sheets indicate that the fire assays were completed by various labs including Western States' in-house lab, Monitor, Bondar Clegg, and Hunter; for some intervals the lab is not known. There is no information on the type of samples, whether duplicate pulps or coarse rejects.

The lab information is not included within the Willard database and each fire assay column in the database, whether labelled FA-Grav1 or FA-Grav2, contains a mixed assortment of data from all of the various labs. Therefore, any differences between multiple assays from the same sample interval cannot be used to determine bias between labs but represents only the inherent natural variability of the mineralized material. MDA determined the natural mineral variability by calculating the absolute value of the relative difference between assays for the same sample interval. The graph of Willard absolute values (Figure 13.7) shows a fairly constant variability of between 40% and 50% across all economic grade ranges. This high observed variability is indicative of mineral systems with coarse, "spotty" gold; it introduces some risk to the project and is a factor in MDA not classifying any of the current Willard resource as Measured.

Figure 13.7 Absolute Difference of Sample Interval Fire Assays – Willard Deposit



Absolute Difference Grav2 vs Grav1FA - Willard Deposit
Grav2/Grav1 Abs. Diff. (%)
200%
175%
150%
125%
100%
75%
50%
25%
0%
0.000
0.025
0.050
0.075
0.100
0.125
0.150
0.175
0.200
0.225
0.250
Mean FA (oz/ton)

14 ADJACENT PROPERTIES

There are several mines and prospects in the vicinity of the Wilco property. None are immediately adjacent to the property, but they occur within a similar geologic setting and are of a similar deposit type.

The Florida Canyon Mine is located 20 miles north of the Wilco property at the northern end of the main Humboldt Range. The mine went into production in 1987 with reserves of 45 million tons at a grade of 0.023 oz Au/ton with a further 122 million tons of mineralized material identified at a grade of 0.022 oz Au/ton (Tingley, 1999).

The Rochester Mine is located 10 miles northeast of the Wilco property. This mine went into production in 1981 with reserves of 75 million tons at a grade of 1.5 oz Ag/t and 0.01 oz Au/ton. The silver-gold mineralization at this mine is located within the Weaver Formation of the Auld Lang Syne Group.

Three miles further northeast from Rochester is the Spring Valley gold-silver prospect, hosted within brecciated Triassic volcanoclastic rocks. This prospect is being actively explored as of the writing of this report.

The Relief Canyon gold deposit is located 10 miles east of Wilco in the Black Ridge area of the southern Humboldt Range. The property hosts a gold resource of 8.6 million tons at a grade of 0.022 oz Au/ton.

15 MINERAL PROCESSING AND METALLURGICAL TESTING

The following summary discussion is based on historical metallurgical work conducted on the Colado and Willard resource areas. More detailed analyses and discussion by MDA of the historic metallurgical work are included in Appendix A (Colado Historical Metallurgical Testing) and Appendix B (Willard Historical Metallurgical Testing). A separate report that summarizes the historical metallurgical work along with proposing further metallurgical testing has been completed by McClelland Labs in August, 2007 and is included as Appendix C. All three of the reports included in the Appendix are used as a source for the following summary and conclusions.

As of the date of this Technical Report, no metallurgical testing has been undertaken by Rye Patch Gold, although testing is planned for both the Willard and Colado areas in the fall of 2007.

15.1 Colado

15.1.1 Historical Metallurgical Testing

Historical metallurgical work at Colado was completed by Amax between 1989 and 1993. This work consisted of scoping-level bottle-roll test programs that totaled 30 individual tests and a column leach test program that consisted of ten individual columns. In addition, there have been a total of over 700 cyanide shake leach tests on individual drill sample pulps completed by Amax (in 1989 and 1990), Santa Fe (in 1993 and 1994), and to a lesser extent by Newmont Mining (in 2003).

MDA and McClelland Labs have reviewed copies of the original lab reports and/or test data spreadsheets for the 1989, 1990 and 1992 bottle-roll work completed for Amax. Internal Amax summary reports, with no original lab reports or testing data, provided all available information on the column leach testing completed in 1991. An internal Amax report also summarizes the 1990 bottle-roll test program. A summary report on the metallurgical work completed through 1993 was completed by Santa Fe (Hanley, 1994). The data package provided to MDA includes lab reports on most of the cyanide leach shake tests, although some of the data are within the original digital database with no confirming lab data.

15.1.2 Colado Metallurgical Conclusions

The single column leach testing program indicates that Colado mineralization is not amenable to simulated heap leach cyanidation treatment. Column leach results from five oxide composite samples averaged 23% gold recovery with only one sample having a gold recovery of over 24% (50% gold recovery for a siltstone oxide composite). Testing on the five sulphidic composites all yielded <10% gold recoveries with an average recovery of 4%. These column leach tests were done on nominal ¾-inch size crush material from drill core composites, and gold leaching was substantially complete in all column tests after 9 days. Reagent consumption data was not provided for the column leach testing, but available bottle roll data indicate low to moderate reagent consumption.

Subsequent grind/recovery bottle-roll tests on select column leach residue from one oxide column and one sulphide column indicate that gold recoveries for the oxide material are sensitive to particle size and that physical liberation (probable silica encapsulation) is the

cause of poor heap leach oxide recoveries. Gold recoveries from oxide material increased significantly with decreasing particle size; at a -100 mesh grind, gold recovery was >80%. Decreasing grind size had a lesser affect on sulphide material with a gold recovery of >40% at a -100 mesh grind. The refractory nature of the sulphide material indicates that gold is primarily locked within the sulphide particles.

There were no column leach tests on the carbonaceous material which occurs at depth within the Colado deposit. The one bottle-roll leach test on carbonaceous material yielded a 0% gold recovery, indicating a refractory nature of the gold mineralization. The very poor result from this one bottle-roll test is supported by a number of very low recoveries from cyanide leach analysis on carbonaceous drill pulps.

The only column tests conducted were run at a ¾-inch feed size, so there is no basis available for attempting to estimate run-of-mine ("ROM") heap leach recoveries for the Colado mineralization.

McClelland (Appendix C) estimated commercial milling/cyanidation gold recoveries for oxide and sulphide material of 83% and 42%, respectively. These recoveries are based on available bottle-roll test data on drill cuttings, historical cyanide shake versus assay data, and the regrind/leach tests conducted on the column leach residues. McClelland does stress that no milling/cyanidation testing has been conducted on the Colado samples, and so these estimates may tend to be overly conservative. Comparisons between cyanide shake and assay data for the carbonaceous ore indicate a milling/cyanidation gold recovery of 8%, though this estimated recovery may be significantly understated because carbon-in-leach/cyanidation was not evaluated.

The minor amount of silver recovery data from the bottle-roll leach tests show erratic recoveries for oxide material and poor recoveries for sulphide material. Combined with the low total silver grades, especially in the oxide zone, silver is not considered to be economically significant.

15.1.3 Further Colado Metallurgical Testing

The metallurgical work completed to date indicates that the Colado mineralization is not likely to be amenable to heap leaching. However, this work was of limited scope. Production data from the nearby Willard mine indicates an average 60% heap leach gold recovery from similar oxide material, and one of the two Colado siltstone oxide composite samples had a column leach gold recovery of 50%. Further testing of the Colado mineralization is therefore warranted, especially if additional high-grade material is discovered.

The following recommendations are taken from McClelland's review of the historic metallurgical work (Appendix C). Please see McClelland's full report for additional details.

A multi-phase metallurgical testing program using drill core composites should be conducted at Willard to optimize processing conditions and to better establish, and determine the cause of, metallurgical variability. All testing programs should include replicate testing to establish repeatability of metallurgical results. The initial testing should be focused on establishing amenability to heap leaching treatment.

All metallurgical composite samples should be analyzed for gold, silver, sulphur speciation, carbon speciation and cyanide soluble gold content, and it is recommended that similar

analyses be conducted on those individual samples used to prepare the composites. Additional analyses conducted on metallurgical composites should include multi-element ICP scan, a "classical whole rock" analysis, and a cursory mineralogical examination.

A fairly detailed preliminary assessment of heap leach amenability can be obtained using a bottle-roll testing program. Tests should be conducted on a large number of small drill core composites crushed to a relatively fine heap leach feed size (nominal 3/8-inch). The samples tested should represent the various rock types, ore grades, degree of oxidation. and any other parameters deemed important based on analytical results from drilling programs.

A detailed column leach testing program can be considered once it is established that a significant portion of the Colado mineralization is amenable to heap leach treatment.
Crush size sensitivity column testing should be conducted to determine optimum heap leach feed size. Material variability column testing should then be undertaken once heap leach feed size is optimized. Testing programs to evaluate other processing options (whole ore cyanidation, sulphide flotation, etc) can be considered if there is sufficient tonnage and grade to offset the higher processing costs.

15.2 Willard

15.2.1 Historical Production

The Willard Mine, located in Sec 36 T28N, R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. with Proven and Probable reserves of 1,987,000 tons containing 80,270 ounces of gold and 311,400 ounces of silver (GNC, 1989). Metallurgical recoveries of gold ranged from 31.5% to 84.6% with an average of 60%. The heap leach operation continued through to 1992, and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered (Wendt, 2002).

15.2.2 Historical Metallurgical Testing

Historical metallurgical work at Willard was completed by, or on behalf of, Western States Minerals ("WSM") and their partners between 1982 and 1991. The work was conducted at WSM's internal laboratory and at various independent metallurgical and analytical laboratories. The metallurgical testing focused on heap leaching, and included cyanide shake analyses, bottle roll tests, and column leach tests. A total of twenty-one column leach tests were completed over seven column leach testing programs as presented in the reports provided to MDA and McClelland. A single milling/gravity concentration test was also conducted.

The work was conducted before and concurrently with the mining activity at Willard. Much of the later testing was concerned with the apparent preg-robbing characteristics of material being processed on the active heap leach facility.

The data and reports provided to MDA were copies of material from the WSM files. Though the data are extensive and cover eleven different testing campaigns, they are likely incomplete. In several cases, an interim report has no associated final report. Other reports cite results from work for which MDA has no information.

The samples evaluated during the multiple metallurgical testing programs are highly variable in mineralogy and metallurgical characteristics. Most of the testing focused on oxide material, but various reports also noted the presence of preg-robbing carbonaceous material and/or sulphide-bearing material. McClelland states that it is not apparent from any of the reports whether any specific sulphide samples were ever tested. Sulphide sulfur content and sample origin were typically not included in the reports. Milling/flotation treatment is often considered as a processing option for sulphide ores, but no mention of flotation testing was included in any of the reviewed reports.

Many of the samples evaluated exhibited poor head grade agreement between the testwork and assays. This discrepancy is consistent with the presence of free milling, particulate gold and necessitates replicate testing during metallurgical evaluations, which generally was not done during any of the historical work. McClelland states that the presence of significant particulate gold appears to slow gold leach rates and thereby limits the usefulness of some or all of the short term cyanide shake analyses (<1 day), bottle-roll tests (<5 days) and the short term (<30 day) column leach tests.

As noted by MDA and McClelland, the origin of many of the samples is not clearly identified. There is also only limited data on sample characterization. Both factors severely limit the usefulness of the metallurgical results.

15.2.3 Willard Metallurgy Conclusions

The following conclusions are based on McClelland's review of the historic metallurgical work (Appendix C). Please see McClelland's full report for additional details.

The Willard samples were highly variable in their response to simulated heap leach cyanidation. This variability seems to result primarily from variations in the metallurgical testing procedures and conditions employed. As discussed above, the presence of particulate gold makes results from cyanide solubility analyses and short term bottle-roll and column leach testing of limited use for predicting heap leach performance. The column leach test data also showed a significant negative effect of cement agglomeration on gold recovery and/or recovery rate. This phenomenon is commonly observed with samples containing significant quantities of relatively coarse, particulate gold and is believed to be caused by some form of chemical or physical scale formation which inhibits gold dissolution. In consideration of the above issues, only non-agglomerated column tests extending beyond 30 days of leaching, a total of four tests, were considered for the purposes of predicting commercial heap leach recoveries.

The results of the four column tests indicate that Willard oxide material is amenable to heap leach cyanidation at feed sizes of minus 1-inch and finer. Gold recoveries of about 65% can be expected during commercial heap leach treatment at a minus 1-inch feed size. Silver recovery data were insufficient for predicting commercial heap leach recoveries. Reagent requirements varied substantially but generally were low to moderately high. The available data indicate that commercial cyanide consumption should be less than 1 lb/NACN/ton ore and lime consumption should be approximately 3 lb/ton ore.

No testing has been done to evaluate ROM heap leaching of the Willard oxide mineralization.

A very limited amount of milling/cyanidation testing of Willard oxide mineralization indicates an approximate 10% improvement in gold recovery in comparison to crush/heap leach

cyanidation treatment. Consequently, an estimated milling/cyanidation gold recovery of 75% for oxide mineralization is considered reasonable, though additional testing is required.

As discussed above, it is not apparent that any Willard sulphide samples were ever tested. Consequently, there is no basis for estimating metallurgical recoveries from the Willard sulphide mineralization. A limited amount of milling/cyanidation testing indicated that gold recoveries from the preg-robbing carbonaceous material may range from 1% to 63%. The metallurgy of the carbonaceous samples tested is poorly understood, and it is possible that sulphide-bearing material is included within this sample type. Additional testing is required to adequately assess the metallurgical recoveries from the Willard carbonaceous mineralization. While it may be possible to process this material in a mill, attempting to process the carbonaceous material in a heap leach has the potential to adversely affect gold recovery from other material in the circuit. Consequently, it would be inappropriate to estimate heap leach gold recoveries for the carbonaceous material.

A single testing program on one sample showed that the material responded reasonably well to gravity concentration processing of Willard mineralization. A combined rougher concentrate was produced that was 6.5% of the sample weight, assayed 1.33 oz Au/ton and represented a gold recovery of 50.8%. It does not appear that further gravity concentration testing was conducted. This one test is insufficient to speculate on recoveries that could be achieved using commercial gravity concentration processing, but additional testing is definitely warranted.

15.2.4 Further Willard Metallurgical Testing

The following recommendations are taken from McClelland's review of the historic metallurgical work (Appendix C). Please see McClelland's report for additional details.

A multi-phase metallurgical testing program should be conducted at Willard, on drill core composites or bulk samples, to optimize processing conditions and to better establish, and determine the cause of, metallurgical variability. Crush size sensitivity column testing should be conducted to determine optimum heap leach feed size. Geotechnical testing evaluating material permeability versus simulated heap stack height will determine the feasibility of heap leaching the non-agglomerated feeds.

Material variability column testing should be undertaken once heap leach feed size is optimized. The samples tested should represent the various rock types, mining areas, ore grades, degree of oxidation, and any other parameters deemed important based on analytical results from drilling programs.

All metallurgical composite samples should be analyzed for gold, silver, sulphur speciation, carbon speciation and cyanide soluble gold content, and it is recommended that similar analyses be conducted on those individual sample used to prepare the composites. Additional analyses conducted on metallurgical composites should include multi-element ICP scan, a "classical whole rock" analysis, and a cursory mineralogical examination. All head assays should be checked using metallic screen assaying procedures.

All testing programs should include replicate testing to establish repeatability of metallurgical results. Leach cycle duration should be set based upon observed leach rates, and consideration should be given to employing unusually long test leaching cycles.

Metallurgical testing of high-grade oxide mineralization should include a detailed program for evaluation of whole ore milling/cyanidation, gravity concentration, and a combination of the two processing methods. Metallurgical testing of alternative processing methods for high grade, refractory sulphide and refractory carbonaceous material types should be considered, provided there exist sufficient quantities of these material types to warrant evaluation. These additional tests include flotation processing and the effects of the inclusion of carbonaceous material into the other proposed processing circuits.

A study to optimize sampling and assaying procedures is recommended for Willard. This study should include evaluation of the optimum crushing/splitting technique to ensure representative sampling, and metallic screen and gravity assaying procedures to ensure accurate assaying.

16 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1 Introduction

Rye Patch Gold requested in August 2006 that MDA complete a resource estimate on the Colado deposit of their Wilco Project. The purpose of the estimate was for a first-time public disclosure of the resources at Colado. The initial Colado resource estimate was reported in a NI43-101 Technical Report completed by the current authors and dated November 30, 2006 (Rye Patch Gold, 2006).

In January 2007, Rye Patch requested that MDA complete a resource estimate on the Willard deposit. The purpose of the estimate is for a first-time public disclosure of the resources at Willard.

The work done by MDA included building Colado and Willard geologic models with Rye Patch Gold geologist Mr. Radu Conelea. The geologic models formed the basis of the resource models described and reported in this document. MDA also analyzed quality assurance/quality control ("QA/QC") data, made a site visit, and took nine surface samples; no duplicate drill samples were taken because no drill samples exist. The lack of existing drill samples is one reason there are no Measured category of resources, but the multiple exploration companies that have operated at Wilco allow for sufficient confidence in the classification of Indicated material.

16.2 Procedures

16.2.1 Colado

Upon completion of the database validation process, MDA constructed east-west oriented cross sections through the entire Colado resource area and surroundings. Drill-hole information, including host lithology, oxidation state, silica alteration, and gold and silver values, along with the digital topography, were plotted on the cross sections. Where applicable, the surficial geology was plotted on the sections by Mr. Radu Conelea based on his recent surface-mapping effort.

The Colado drill-hole assay database contains 14,123 gold assays and 11,564 silver assays in 174 drill holes. Quantile plots of the gold and silver geochemical values were made to help define styles of mineralization. These analytical population breaks were used in the definition

of mineral domains which were then utilized in resource estimation. Breaks were initially defined for gold at ~0.005 oz Au/ton, ~0.025 oz Au/ton, and ~0.05 oz Au/ton, and these three mineral domain boundaries were modeled on the geologic cross sections. Later analysis deemed that only the lower two domains were valid, and just two mineral domains were used in resource estimation. Silver-assay breaks, also very subtle, were found at ~0.03 oz Ag/ton, ~0.2 oz Ag/ton and ~0.6 oz Ag/ton.

16.2.2 Willard

Rye Patch cleaned up the Willard database using recommendations from the original MDA audit. MDA spot-checked the Willard database and as a consequence of that, made some additional corrections. Upon completion of the database validation process, MDA constructed north-south-oriented cross sections through the entire Willard resource area and surroundings. Drill-hole information, including host lithology, oxidation state, silica alteration, and gold and silver values, along with the digital topography, were plotted on the cross sections. Where applicable, the surficial geology was plotted on the sections by Mr. Radu Conelea based on his recent surface-mapping effort.

The Willard drill-hole database contains 12,004 gold assays and 4,062 silver assays in 350 drill holes. Quantile plots of the gold and silver geochemical values were made to help define styles of mineralization. These analytical population breaks were used in the definition of mineral domains which were then utilized in resource estimation. Breaks were initially defined for gold at ~0.009 oz Au/ton, ~0.02 oz Au/ton, and ~0.1 oz Au/ton, but only the lower and higher were used in modeling because the ~0.02 oz Au/t to 0.1 oz Au/t domain was not sufficiently predictable to include as its own domain. These mineral domain boundaries were modeled on the geologic cross sections. No work was done on the silver grades and model.

16.3 Geologic Background

16.3.1 Colado

Gold and silver mineralization at Colado is associated with hotsprings-related silica alteration centered at the intersection of north-south and northwest-trending structures. These range-front structures occur along the western margin of a stratigraphic sequence of basement Mesozoic siltstones overlain by Tertiary volcanic and volcaniclastic rocks. The exposed sediments within the eastern portion of the mineralized area have a general northwest strike and 20° to 40° southwesterly dips, though there is significant internal folding and structural dislocation. The Mesozoic/Tertiary paleosurface encountered in drilling is also structurally offset, although it has a general north-northwest strike and 15° to 25° westerly dip. Pre-hot springs Tertiary fanglomerate and basin-fill gravel deposits are in apparent structural contact with, and also onlap, the older lithologies along the western edge of the mineralized area. These more recent sediments thicken dramatically within the hanging wall of the primary north-south bounding fault and appear to have been deposited contemporaneously with fault movement.

Silica-rich alteration seems to be controlled by west-dipping structures and has spread laterally, primarily to the east, into the Mesozoic siltstones and Tertiary volcanic rocks following more permeable bedding plane and volcanic horizons. Large thicknesses (>200-ft thick) of pervasively silica-altered rock occur within the upper reaches of the intersection of range-front faults and northwest-trending structures. The massive silica alteration has obscured both the original lithologies and the structural pathways, making geologic

interpretation of the pre-hot spring's geology uncertain. For this reason, the pervasively silicified rock was treated in the geologic model as a unique lithology.

Laterally, away from the alteration center, zones of massive silicification are less common, and there is a gradation outward into moderately and then weakly altered wallrock. The remaining zones of massive silica are often localized along distinct stratigraphic horizons and, to a lesser extent, near-vertical structural pathways. Disruptions in the silica alteration are often caused by pre-mineral structural offsets in the more favourable horizons.

There is only minor post-mineral structural movement, and the silica bodies remain relatively massive and un-fractured. Drilling and outcrop exposures show the silica-rich hot-springs system to extend for over 5,000 ft along the north-south range front, although alteration weakens away from the center of the Colado system.

16.3.2 Willard

The Willard deposit gold mineralization is associated with epithermal silica alteration that is believed to be genetically and temporally related to the Colado mineralization. The Willard host rocks are gently-folded metasedimentary strata, primarily siltstone, mudstone, and phyllite, of the Triassic-Jurassic Auld Lang Syne Group. Sedimentary bedding is generally northwest striking, southwest dipping, but local variations due to small scale folding are not uncommon.

Mineralization within the eastern half of the Willard area (the East-West Draw and Willard Hill pits) occurs primarily within the basal siltstone units at or just above the thrust-fault contact with the underlying phyllite. The pre-mineral thrust fault is gently folded into an easterly trending antiform that plunges 25° to 30° to the west, and the strongly fractured nature of the basal siltstone provides a favourable host to mineralizing fluids spreading outward from high-angle structures. Farther to the west, mineralization occurs within favourable siltstone horizons located well above the thrust fault surface. It has not been determined whether these western mineralized horizons are localized along more calcareous siltstone layers, which could develop significant permeability with the remobilization of the calcite component, or along sub-horizontal structural zones sub-parallel to the main thrust fault. The western mineralization is also localized by, and occurs adjacent to, the dominant E-W mineralizing structures.

The dominant pathways for hydrothermal fluid flow and associated alteration and higher-grade gold mineralization are presumed to be faults trending east, north, and northeast. These faults offset the stratigraphic sequence, including the older low-angle faults, to the north, west and north-west, respectively. Three major east-trending faults, which are interpreted to be the main structural controls on mineralization, were mapped in detail in the Willard Hill pits. Silicification, argillization, quartz veining and associated higher-grade mineralization follow these feeders, which cut across both hanging wall and to lesser degree footwall rocks, regardless of wallrock lithology.

Hydrothermal alteration ranges from propylitic, to argillic, to quartz-sericite, to quartz-adularia, to silicification, and finally thin quartz veins. Silicic assemblage as the dominant type of alteration is represented by moderate to strong pervasive silicification of the metasediments, open-space quartz veins and veinlets, and silicified hydrothermal breccia and / or stockwork. Shallow-type alteration is locally present at the east margin of the resource area and includes chalcedony and quartz-calcite veins.

Large thicknesses of strong pervasive silicification, such as observed at Colado, are not present at Willard. This is possibly due to the Willard deposit occurring lower in the hydrothermal system (below the main silica cap) and / or the lack of permeable host rocks. The rhyolitic volcanics, which host the preponderance of the massive silicification at Colado, are not present at Willard.

Mineralized silica veinlets range in size from hairline to as much as four inches in width, averaging less than 1/2 inch wide. Typically, the veinlets have drusy quartz crystal linings with limonitic or hematitic iron oxide coatings. A network of near-vertical, close-spaced veinlets occur in gold-bearing structural zones. Veinlets parallel to bedding are rare.

Silicified breccias range in size from a few inches to tens of feet wide and may have tight, planar walls or sinuous, anastomosing structure. The largest of this breccia type occurs at the south end of cross section 568,600E near the Southwest mineralized zone. Vein breccias, like veinlets, may contain over an ounce per ton gold in selected samples but usually contain less than 0.10 oz Au/ton.

16.4 Mineralization Style

16.4.1 Colado

On a large scale, Colado gold and silver mineralization is related to the emplacement of the hot springs-related silica, and the outline of the mineralization roughly matches the shape of the silica-altered zone. There is not a direct correlation between silica and mineralization, and the mineral envelope boundary occurs both outside and within the massive silica body. There are often increased mineral grades along the edges of the pervasively silica-altered rock. In overall shape, gold mineralization covers an area 3,000 ft north-northwest and up to 2,000 ft east-west.

Internally within the mineralized envelope, gold grades have not been correlated with any obvious features or diagnostic characteristics. The larger mass of pervasive silica contains thin, late-stage quartz veins and stockwork, but the higher gold grades do not correlate with these features. Within the more favourable bedding horizons, there are indications that higher grades are localized by the presence of near-vertical potential feeder structures, but the orientation of the high-grade mineralization is dominantly sub-horizontal with very little evidence of vertical extensions above or below the bedding-related mineral orientation.

MDA, with the assistance of Mr. Conelea, interpreted the lithologic and structural data for each of the cross sections, and these geologic models were used to help define the mineral domain boundaries. The geologic model also includes the redox and carbon boundaries; the latter occurs within the Mesozoic siltstones and is interpreted to mark an alteration front along the margins of the hot-springs system. The carbonaceous siltstone is broken out as a distinct material type within the resource estimate due to the very low (<10%) cyanide-leach gold recoveries reported from this rock type.

Once the outlines of the Colado mineral domains were drawn on paper cross sections, checked, iterated back and forth between cross sections, and accepted by Rye Patch Gold staff, the zones were digitized and then checked for accuracy and completeness. Table 16.1 presents a list of mineral domains and materials defined for the Colado model. Figure 16.1 is

an example of a typical east-west oriented cross section showing the mineral domains and the underlying geology.

Table 16.1 Coding and Description of the Colado Geologic Model

Code	Description
1	Overburden
2	Oxide – determined by geologic logging
3	Unoxidized
4	Carbonaceous
100	Low-grade domain
200	High-grade domain

Silver mineralization may have at one time been spatially and genetically related to the gold mineralization, but through the process of weathering it has been modified. Presently, little silver occurs in the oxide zone, while the higher grades occur just below the oxidation boundary, probably representing a "blanket-like" enrichment zone. A simple grade model was made for silver, but additional work would need to be done to gain a better understanding of the controls on silver distribution and to then incorporate that understanding into a new model. It is clear that silver occurs both within the gold mineralized body as well as external to it.

Figure 16.1 Typical Colado Geologic Cross Section 2006550N with Mineral Domains


West
East
4500 ft
4000 ft
3500 ft
562000 E
563000 E
Colado Deposit
Section 2006550N
Looking North
Grade (oz/ton) Envelopes
> 0.050 opt Au High Grade
0.005 - 0.050 opt Au Low Grade
Explanation
Alluvium and colluvium (Quaternary)
Fanglomerate (Tertiary)
Rhyolitic tuff (Tertiary)
Andesite (Tertiary)
Siltstone, mudstone (Jurassic-Triassic)
Silicification/Brecciation
Quartz Vein
Inferred Fault
Oxide/Sulfide Boundary
Carbonaceous Sediments
DCO-28
EM-006
I-38
DCO-27
EM-005
I-64
I-49
I-52
EM-004
I-55
0 ft
250 ft
500 ft
Rye Patch
GOLD CORP.
Wilco Property

16.4.2 Willard

Epithermal gold-silver mineralization at Willard occurs within an approximate 3,000 ft by 2,400 ft area as defined by gold in drill holes at a 0.005 oz/ton level. The mineralization is controlled by both stratigraphy and structure, and the general morphology of the low-grade mineral domain is a shallow, westerly-dipping stratiform deposit. The mineralization is hosted within a favourable horizon at the base of a siltstone sequence and also within calcareous horizons within the siltstone. The base of the siltstone is interpreted to be a pre-mineral fault zone that provided significant fracturing and brecciation of the siltstone host.

Internally within the mineralized zone, the higher-grade mineral zones (greater than 0.1 oz Au/ton) are interpreted to be within and immediately adjacent, as sub-horizontal blankets, to near-vertical structures. The lack of angle drill holes creates difficulties in defining the true nature of the high-grade mineralization. Increased silica, primarily thin quartz veins and stockwork zones, appears to be associated with the high-grade mineralization.

Mr. Conelea interpreted the lithologic and structural data for each of the cross sections, and these geologic models were used to help define the mineral domain boundaries. Included within the geologic model are areas of carbonaceous sediment. The high-carbon material is generally peripheral to mineralization, though some mineral domains do extend into the carbonaceous zones. As at Colado, the carbonaceous siltstone is broken out as a distinct material type within the resource estimate due to the very low (<10%) cyanide-leach gold recoveries reported from this rock type.

Once the outlines of the mineral domains were drawn on paper cross sections, checked, iterated back and forth between cross sections, and accepted by Rye Patch Gold staff, the zones were digitized and then checked for accuracy and completeness. Table 16.2 presents a list of mineral domains defined for the Willard model. Figure 16.2 and 16.3 are examples of typical north-south oriented cross sections showing the mineral domains and the underlying geology. The Fig 16.3 cross-section is in an area of historic mining.

Table 16.2 Coding and Description of the Willard Geologic Model

Code	Description
1	Fill
3	Non-carbonaceous material
4	Carbonaceous material
100	Low-grade domain
200	High-grade domain

The Willard geologic model does not include a distinct redox boundary *per se* derived from geologic cross-sectional interpretation. This is due to a lack of redox information in the current database and also uncertain interpretations within the historic drill data. For the resource calculation, MDA analyzed the cyanide leach assay results and estimated a deposit-wide, redox transition boundary depth of 150-feet below the pre-mining topography. MDA realizes at specific locations within the Willard deposit this estimated depth could be a significant vertical distance from the actual redox boundary. The use of this estimated redox depth lends uncertainty to the resource estimate and contributes to the lack of any Measured resource, and smaller quantities of Indicated resource, at Willard.

Figure 16.2 Typical Willard Geologic Cross Section 568700E with Mineral Domains



RYE PATCH GOLD
Explanation
Dump and reclamation
Siltstone (Jurassic-Triassic)
Phyllites and Claystone
Drillhole
Alteration
Silicification - Strong Pervasive
Structure
Fault
Thrust fault
Mineralization
Mineralization Envelope

Figure 16.3 Typical Willard Geologic Cross Section 569800E with Mineral Domains



10 ppm Au
(Surface sample)
E-W Draw Pit
Willard Hill Pit
RYE PATCH GOLD
Explanation
Landslide
Dump and reclamation
Ryolitic tuff (Terciary)
Siltstone, phyllite, claystone
Siltstone (Jurassic-Triassic)
Phyllites and Claystone
Drillhole
Alteration
Argilized Mafic Intrusive
Silicification - Strong Pervasive
Silicification - Moderate quartz vein or stockwork
Structure
Fault
Major feeder fault zone
Mineralized Structure (vein)
Mineralization
Mineralization Envelope

16.5 Sample Coding and Compositing

16.5.1 Colado

The three initial mineral domain boundaries (~0.005 oz Au/ton, ~0.025 oz Au/ton, and ~0.05 oz Au/ton) were used to code the samples but later, after analysis, it was deemed that only the lower two were necessary and appropriate. The combining of the two upper domains is reflected in Table 16.3, where the high-grade domain (code 200) represents the >0.025 oz Au/ton mineral domain. Overall, the mineralization style is sufficiently evenly distributed to require only minor capping. No estimation grade-projection restrictions were required during estimation. Sample descriptive statistics were calculated for gold and are presented in Table 16.3.

Table 16.3 Descriptive Statistics of Coded Colado Assays

Zone	**100**	**Low-grade domain**				**Capping**	**None**	**oz Au/t**
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
From	3,864					10.0	695.0	ft
To	3,864					15.0	700.0	ft
Length	3,864					1.5	70.0	ft
Au	3,828	0.008	0.010	0.006	0.640	0.000	0.068	oz Au/t
Au Capped	3,828	0.008	0.010	0.006	0.640	0.000	0.068	oz Au/t

Zone	**200**	**High-grade domain**				**Capping**	**0.25**	**oz Au/t**
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
From	602					45.0	610.0	ft
To	602					50.0	615.0	ft
Length	602					5.0	5.0	ft
Au	599	0.035	0.046	0.048	1.043	0.003	0.632	oz Au/t
Au Capped	599	0.035	0.044	0.034	0.767	0.003	0.250	oz Au/t

Compositing was done to 10-ft down-hole lengths (one-half of the model block size in the vertical dimension), honouring all material type and mineral domain boundaries. The volume inside each mineral domain (100 and 200) was estimated using only composites from inside that domain. The volume outside the low-grade domain was estimated using all composites from outside the low-grade domain but with more severe grade restrictions. The material outside the low-grade domain was only used for dilution purposes along the margins of the mineralization boundary. Composite descriptive statistics are presented in Table 16.4.

Table 16.4 Descriptive Statistics of Coded Colado Composites

Zone 99 Outside low-grade domain — Capping 0.025 oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	4,749	190	223			0	1050	ft
To	4,749	200	233			10	1060	ft
Length	4,749	10	10			5	10	ft
AuCap	4,749	0.002	0.002	0.002	0.91	0.000	0.025	oz Au/t
Au	4,749	0.002	0.002	0.003	1.14	0.000	0.068	oz Au/t

Zone 100 Low-grade domain — Capping none oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	2,020	265	268			10	690	ft
To	2,020	275	278			20	700	ft
Length	2,020	10	9			5	10	ft
AuCap	2,020	0.009	0.010	0.005	0.51	0.001	0.045	oz Au/t
Au	2,020	0.009	0.010	0.005	0.51	0.001	0.045	oz Au/t

Zone 200 High-grade domain — Capping 0.224 oz Au/t

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	336	265	257			45	610	ft
To	336	275	267			55	620	ft
Length	336	10	9			5	10	ft
AuCap	336	0.037	0.044	0.027	0.60	0.007	0.224	oz Au/t
Au	336	0.037	0.046	0.035	0.77	0.007	0.340	oz Au/t

16.5.2 Willard

The two mineral domain boundaries (>~0.009 oz Au/ton and > ~0.10 oz Au/ton) were used to code the samples. Table 16.5 presents the statistics of the two zones. Overall, the mineralization style is sufficiently evenly distributed to require no capping or any estimation grade-projection restrictions during estimation.

Table 16.5 Descriptive Statistics of Coded Willard Assays

All Zones

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Au	3457	0.016	0.030	0.054	1.80	0.000	0.980	oz Au/t
Length	3658	5.00	4.99	0.20	0.04	0.50	8.00	ft

Zone 100

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Au	3274	0.016	0.022	0.021	0.95	0.000	0.286	oz Au/t
Length	3474	5.00	4.99	0.19	0.04	0.50	8.00	ft

Zone 200

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Au	183	0.113	0.172	0.164	0.95	0.000	0.980	oz Au/t
Length	184	5.00	4.95	0.34	0.07	2.00	5.00	ft

Compositing was done to 10-ft down-hole lengths (one-half of the model block size in the vertical dimension), honouring all material type and mineral domain boundaries. The volume inside each mineral domain (100 and 200) was estimated using only composites from inside that domain. The volume outside the low-grade domain was not estimated. The material outside the low-grade domain assumed a grade of 0 oz Au/t for dilution purposes. Composite descriptive statistics are presented in Table 16.6.

Table 16.6 Table Descriptive Statistics of Coded Willard Composites

All Zones

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	6160	0.001	0.010	0.031	3.02	0.000	0.659	oz Au/t
Length	6160	10.00	9.40	1.63	0.17	0.50	10.00	ft

Zone 99

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	4226	0.000	0.002	0.012	7.10	0.000	0.571	oz Au/t
Length	4226	10.00	9.62	1.32	0.14	5.00	10.00	ft

Zone 100

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	1807	0.016	0.022	0.019	0.84	0.000	0.229	oz Au/t
Length	1807	10.00	9.04	1.97	0.22	5.00	10.00	ft

Zone 200

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	121	0.113	0.172	0.125	0.73	0.000	0.659	oz Au/t
Length	121	5.00	7.44	2.51	0.34	5.00	10.00	ft

16.6 Density

16.6.1 Colado

There are no rock density measurements for the Colado rocks. As such, MDA made a best guess at values for the material being estimated considering oxidation, fracturing, and rock type. **Error! Reference source not found.** presents the mean tonnage factor assigned to the rocks at Colado. The lack of density measurements is one reason that there are no Measured resources at Colado.

Table 16.7 List of Tonnage Factors Used in Colado Model

Material Type	Tonnage Factor
Overburden	18.0 ft^3/t
Oxide	14.0 ft^3/t
Sulphide	13.5 ft^3/t
Carbonaceous	13.5 ft^3/t

16.6.2 Willard

There are no rock density measurements for Willard, and there are no logical distinctions between rock types that might be deemed reasonable for assigning different density values. Consequently, MDA assigned a tonnage factor of 13.5 ft^3/t to all mineralized material except fill, which was considered to have no grade and used a tonnage factor of 18 ft^3/t.

16.7 Resource Model and Estimation

16.7.1 Colado

The resource block model should duplicate the relatively evenly distributed gold grades observed in the drill assays and also mimic the shape and orientation of the mineralized

domains as interpreted in the geologic model. While the mineral domains aid in simulating the grade distribution, estimation used the Kriging algorithm to further replicate this grade smoothing. Variograms were made of the low-grade and high-grade mineral domains, and of the mineralization outside of the low-grade shell. Similar variogram results for the two mineral domains led to the use of the same search parameters for both domains. Horizontal sweeps were made, and little material anisotropy was noted. Then vertical sweeps were made, and again only minor anisotropy was noted. MDA chose to use the variograms in the plane of mineralization for the Kriging parameters, namely, azimuth 90°, dip +10° and rotation 0°. These Kriging parameters are listed along with the estimation parameters in **Error! Reference source not found.**.8.

The silver was also estimated, albeit in less detail than the gold. More detailed work was not warranted due to the overall low grades and the position of the higher-grade material at depth within the sulphidic and carbonaceous material. There is still potential for the silver to supply some economic benefit depending on future mining scenarios, so continued analyses are warranted.

It is apparent that the silver has been leached near the surface, which has resulted in a slightly enriched silver "blanket" at the oxide/unoxidized contact zone. Grades gradually decrease below this level to the background hypogene mineralization grades. To estimate what is believed to be the *in situ* silver distribution, MDA estimated the leached zone separately from the underlying unoxidized material and distinctly differently from the gold estimation. Multiple passes were done within a 5 (horizontal):1 (vertical) search ellipse oriented the same as gold (Table 16.8) and parallel to the oxidized/unoxidized horizon. A minimum of one sample per hole and a maximum of 15 samples with no more than three samples from one hole were used. The silver grades lying within the reported gold zone were tabulated but cannot be reported as a resource.

16.7.2 Willard

Variograms were made of the low-grade and high-grade mineral domains combined. Horizontal sweeps were made and little material anisotropy was noted. Then vertical sweeps were made, and again only minor anisotropy was noted. MDA chose to use the variograms in the plane of mineralization for the Kriging parameters, namely, azimuth 120°, dip +20° and rotation 0°. These Kriging parameters are listed along with the estimation parameters in Table 16.9. No estimates were made of silver grades, as they are not understood or material. The longest range searched was 550 ft, which was chosen to fill in the projected mineralized domains. Very few blocks were estimated at this distance and only a few blocks existed with distances of greater than 400 ft, but all were classified as Inferred.

Table 16.8 Colado: Estimation Parameters for Gold by Mineral Domain

Description	Parameter
Low-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	30 / 30 / 20
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Uncapped
Low-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
Low-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	500 / 500 / 333
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped

Table 16.8 Colado: Estimation Parameters for Gold by Mineral Domain (continued)

Description	Parameter
High-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	30 / 30 / 20
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Uncapped
High-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
High-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	500 / 500 / 333
C_O	2422
C_1 / C_2	178 / 1158
R_1 / R_2 (Major / Semi Major / Minor)	50 / 150
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped
Outside Low-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	90° / 10° / 0°
Search (ft): major/semimajor/minor	150 / 150 / 100
C_O	3448
C_1 / C_2	1685 / 1556
R_1 / R_2 (Major / Semi Major / Minor)	60 / 260
Direction (Major / Semi Major / Minor)	90° / 10° / 0°
High-grade restrictions	Capped

Table 16.9 Willard: Estimation Parameters for Gold by Mineral Domain

Description	Parameter
Low-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	75 / 50 / 40
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped
Low-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	150 / 100 / 80
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped
Low-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	550 / 367 / 290
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped

Table 16.9 Willard: Estimation Parameters for Gold by Mineral Domain (continued)

Description	Parameter
High-grade Domain – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	30 / 30 / 20
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped
High-grade Domain – Pass 2 (does not overwrite Pass 1)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	150 / 100 / 80
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped
High-grade Domain – Pass 3 (does not overwrite Pass 1 or 2)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	120° / 20° / 0°
Search (ft): major/semimajor/minor	550 / 367 / 290
C_O	3751
C_1	4414
R_1 (Major / Semi Major / Minor)	75
Direction (Major / Semi Major / Minor)	120° / 20° / 0°
High-grade restrictions	Uncapped

16.8 Resources

MDA classified the Colado and Willard resources in order of increasing geological and quantitative confidence into Inferred and Indicated categories to be in compliance with Canadian National Instrument 43-101 and the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines", issued in 2000 and modified with adoption of the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" in 2005. CIM mineral resource definitions are given below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability

worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

MDA classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding. The criteria for resource classification are given in Table 16.10. There are no Measured resources at either deposit at this time due to the lack of drill cuttings or core from operators prior to Rye Patch Gold that could be used for verification purposes, the minimal QA/QC data, the concern over potential laboratory bias in the Colado assays, the reliance on non-fire assay technique sample values for a portion of the Willard deposit, and the lack of in

situ density data. However, the multiple exploration companies that have operated at Wilco, and the rather thorough and logical geological models, has greatly compensated for what otherwise would have likely been only Inferred resources. The resource classification would likely rise if a few in-fill holes were completed for verification, further metallurgical studies were completed, especially on Willard sulphide mineralization, and in situ density data were generated. All of the sulphide resource at Willard is classified as Inferred due to the lack of metallurgical data.

Table 16.10 Criteria for Resource Classification

No Measured material at Colado	
Indicated - Colado	
Minimum no. of samples /minimum no. of holes / maximum distance	2 / 1 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance	2 / 2 / 150
Or	
Minimum no. of samples /minimum no. of holes / maximum distance	1 / 1 / 50
All material not classified above but lying within the mineralized Domain is Inferred	

No Measured material at Willard	
Indicated - Willard	
Minimum no. of samples /minimum no. of holes / maximum distance	1 / 1 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance	2 / 2 / 150
All material not classified above but lying within the mineralized Domain is Inferred	

Tabulations of the Colado and Willard classified resources are in Table 16.11 and Table 16.12, respectively.

Because of the requirement that the resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are reasonable for deposits of this nature that have some metallurgical issues. As such, some economic considerations were used to determine cutoff grades at which the resource is presented. MDA considered reasonable gold prices and extraction costs and recoveries, albeit in a general sense. Applying these criteria greatly reduces the mineralized material that can be reported as resource.

Table 16.11 Colado Classified Resource Summary
(reported resources are bolded)

Colado - Classified Resource Summary						
Cutoff	**Indicated**			**Inferred**		
oz Au/t	**Tons**	**oz Au/t**	**oz Au**	**Tons**	**oz Au/t**	**oz Au**
0.005	39,810,000	0.012	480,000	17,270,000	0.009	160,000
0.010	18,850,000	0.018	340,000	6,360,000	0.014	90,000
0.015	7,680,000	0.027	210,000	1,340,000	0.023	30,000
0.020	4,810,000	0.034	160,000	670,000	0.030	20,000
variable*	**4,750,000**	**0.032**	**150,000**	**660,000**	**0.027**	**20,000**
0.025	3,350,000	0.039	130,000	400,000	0.035	10,000
0.030	2,350,000	0.044	100,000	240,000	0.040	10,000
0.035	1,680,000	0.048	80,000	150,000	0.045	7,000
0.040	1,210,000	0.053	60,000	100,000	0.050	5,000
0.045	880,000	0.057	50,000	60,000	0.054	3,000
0.050	590,000	0.061	40,000	40,000	0.061	2,000

* Reported resource; based on 0.015 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

Table 16.12 Willard Classified Resource Summary
(reported resources are bolded)

Willard - Classified Resource Summary						
Cutoff	**Indicated***			**Inferred***		
oz Au/t	**Tons**	**oz Au/t**	**oz Au**	**Tons**	**oz Au/t**	**oz Au**
0.005	6,030,000	0.017	100,000	18,050,000	0.017	300,000
0.010	3,890,000	0.022	90,000	11,760,000	0.022	260,000
variable**	**3,890,000**	**0.022**	**90,000**	**2,640,000**	**0.040**	**110,000**
0.015	2,550,000	0.028	70,000	7,690,000	0.027	210,000
0.020	1,710,000	0.033	60,000	4,720,000	0.034	160,000
0.025	1,180,000	0.039	50,000	3,060,000	0.040	120,000
0.030	810,000	0.044	40,000	2,150,000	0.046	100,000
0.035	520,000	0.051	30,000	1,450,000	0.053	80,000
0.040	360,000	0.057	20,000	1,080,000	0.058	60,000
0.045	240,000	0.064	20,000	820,000	0.063	50,000
0.050	180,000	0.071	10,000	600,000	0.069	40,000

* All sulphide material classified as Inferred
** Reported resource; based on 0.01 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

The Colado reported resource is based on a gold grade cutoff of 0.015 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. The Willard stated resource is based on a gold grade cutoff of 0.010 oz Au/ton for all oxide mineralization and 0.03 oz Au/ton for all sulphide mineralization. No mineralized material within the carbonaceous siltstone is included within either the Colado or Willard resource because of metallurgical difficulties associated with this material and the overall low grade of mineralization.

The Colado deposit also contains low-grade silver mineralization that may provide some contribution to the potential economics of the deposit. The authors have not included a silver

component in the Colado mineral resource estimate because they did not estimate the silver content to the level of Indicated mineral resource.

Checks were made on both the Colado and Willard resource models in the following manner:

- Cross sections with the mineral domains, drill-hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
- Block-model information, such as coding, number of samples, and classification were checked by domain and lithology on a bench-by-bench basis on the computer;
- Cross-section volumes to long-section volumes or morphed sectional volumes were checked;
- Nearest neighbour and inverse distance models were made for comparison;
- A simple polygonal model was made;
- Quantile-quantile plots of assays, composites, and block-model grades were made to evaluate differences in distributions of metals; and
- Willard historic production was checked against the modeled mineralization lying above current fill/topo boundaries. Willard production is based on the following:

  The Willard Mine, located in Sec 36 T28N R32E of the current Wilco property, was placed into production April 10, 1989 by Western States Minerals Corp. with Proven and Probable reserves of 1,987,000 tons containing 80,270 ounces of gold and 311,400 ounces of silver (GNC, 1989). Metallurgical recoveries of gold ranged from 31.5% to 84.6% with an average of 60%. The heap leach operation continued through to 1992 and an estimated 25,000 ounces of gold and 65,000 ounces of silver were recovered (Wendt, 2002).

In the end, it is deemed that the resource estimate is reasonable and supported by the geologic model, and therefore there is a relatively high ratio of Indicated to Inferred material.

Total project-wide resource is shown in Table 16.13.

Table 16.13 Wilco Project Total Resource Tabulation

Colado	Tons	oz Au/t	oz Au
Indicated:	4,750,000	0.032	150,000
Inferred:	660,000	0.027	20,000

Willard	Tons	oz Au/t	oz Au
Indicated:	3,890,000	0.022	90,000
Inferred:	2,640,000	0.040	110,000

Total	Tons	oz Au/t	oz Au
Indicated:	8,640,000	0.027	240,000
Inferred:	3,300,000	0.037	130,000

16.9 Discussion, Qualifications, Risk and Recommendations

During the normal tasks of estimating a resource, MDA estimates all *in situ* material regardless of "reasonable prospects for economic extraction," after which MDA reports that

portion of material which does have "reasonable prospects for economic extraction". Those are reported above as the Inferred and Indicated resource. While the remaining material does not meet the economic requirements for CIM classification of resources, it meets all other geologic, analytical, statistical and geostatistical criteria for CIM classification.

While the authors cannot verify the existing database nor can they verify all historic sampling, the data were derived from leading industry companies and are considered to have been collected in industry-accepted fashion. The authors consider the data to be reasonable, with those exceptions described in previous sections such as: few fire assay samples, high-variability on Willard assays, minimal metallurgical testwork on Colado and Willard, and insufficient density measurements.

16.9.1 Colado

For the Colado deposit, the most important observations are the relatively even distribution of gold and the relatively small size of the reported resource as compared to the total mineralized domain. Improved economics, primarily through increased metallurgical recoveries, would be required for significant portions of the mineralized material to be classified as resource. The resource could also be increased by drilling to the south and northwest where current drilling is limited.

The Colado resource is based dominantly on the assay results from RC drill holes, with only three core holes located within the Colado mineral domains. The core holes confirm the mineral domains defined by the RC drilling, but for the two core holes that could be considered twins of nearby RC holes, the core hole gold assays were lower on average than the RC assays. This core/RC twin data is too limited for a definitive assessment of the reliability of the sampling to date. Additional core twin holes are recommended to make such an assessment and to bring greater confidence to the resource estimate.

The Colado deposit contains low-grade silver mineralization that may contribute to the potential economics of the deposit. Greater definition and possible expansion of the silver mineralization represents an upside for the Colado deposit, although the likelihood of finding large higher-grade domains is considered low.

16.9.2 Willard

As compared to the Colado deposit, the Willard deposit mineral domains have stronger stratigraphic and structural controls, and the reported resource makes up a larger percentage of the total mineralized material. Improved economics, primarily through increased metallurgical recoveries, would be required for additional portions of the mineralized material to be classified as resource. The Willard resource could also be increased by targeting the strike and downdip extensions of the major near-vertical structures, primarily the east-west structures extending west from Willard Hill and the East-West Draw area.

Only four shallow core holes are located within the Willard mineral domains. The core holes confirm the mineral domains defined by the RC drilling, but none of the core holes can be considered RC twins. Additional core holes are recommended to bring greater confidence to the resource.

The Willard resource is based dominantly on the assay results from shallow, vertical, RC drill holes. The relative lack of angled drill holes suggests that higher grade mineralization, if occurring within near-vertical structures, could have been missed.

Most of the initial analyses used cyanide-based techniques which, if mineralization at 0.005 Au oz/ton or greater was indicated, were followed by more rigorous fire assay techniques. MDA's analysis of the cyanide leach recovery results indicate that many samples which were not re-analyzed, especially sulphidic or carbonaceous-rich material which show low (<0.005 Au oz/ton) initial cyanide-based gold values, could actually contain significant mineralization. Also, there are a number of mineralized samples which were not re-analyzed suggesting a higher actual gold content for these specific samples. Both factors indicate that the Willard deposit could have more tons due to the inclusion of additional lower grade material. The effect on the overall grade is uncertain; some areas will have a higher grade but the additional low-grade tons could result in an average decrease in deposit grade.

There is minor silver mineralization associated with the Willard gold resource. A silver geologic model was not constructed, and it is not believed that the silver mineralization contributes significantly to the economics of the Willard deposit. Additional exploration and discovery of higher-grade mineralization would result in a reassessment and a more detailed analysis of the silver component.

17 OTHER RELEVANT DATA AND INFORMATION

The authors of this report were provided with free and clear access to all data pertaining to the Wilco property. The authors are aware that the Colado reported resource lies within a larger estimated body of epithermal mineralization that covers an area of about 3,500 ft by 2,000 ft. The mineral system reaches up to 450-ft thick, although on average is less than 250-ft thick. Additional metallurgical testwork will have an effect on defining the gold cutoff of resources, which would have an effect on the size of the resource.

The Willard reported resource lies within a sub-horizontal body of mineralized material that covers an area of about 2,700 ft by 2,700 ft. The historic drilling was primarily vertical, shallow holes that focused on this near-surface mineralization.

Rye Patch Gold is currently conducting exploration drilling on the Wilco property. Results from this current work are not addressed in the Technical Report, but it is acknowledged that new information could result in changes to this Technical Report's information and conclusions.

18 INTERPRETATIONS AND CONCLUSIONS

The Wilco property, located in Pershing County, Nevada, has a long history of exploration and development for gold, copper, silver and antimony dating to the early 1900's. More recently, gold was recovered from a heap leach operation at the Willard Mine in the southeast area of the property. Detailed drilling by Amax, Santa Fe, Newmont and others at the Colado epithermal gold prospect has outlined a mineralized zone within pervasively silica altered volcanic rocks.

In April, 2006, Rye Patch Gold entered into an agreement to acquire a 100% interest in the Wilco property by completing $3 million in exploration over a five year period, subject to back in rights, royalties and other payments.

A resource evaluation of the Wilco property by independent Qualified Persons Paul Tietz, C.P.Geo. and Steven Ristorcelli, P.Geo., of MDA defined an indicated resource of 8,640,000 tons grading 0.027 oz Au/ton with an inferred category of 3,300,000 tons at a grade of 0.037 oz Au/ton. This resource represents the total for two separate mineralized bodies – Colado and Willard. The resource was calculated using a gold grade cutoff of 0.015 oz Au/ton for Colado oxide mineralization, 0.010 oz Au/ton for Willard oxide mineralization, and 0.03 oz Au/ton for total project sulphide mineralization. Due to a lack of metallurgical data, the Willard sulphide mineralization is all classified as Inferred. The reported Colado resource is but a small fraction of the total mineralized material within the Colado deposit.

The limited metallurgical work completed to date suggests that the Colado deposit is not likely to be amenable to heap leaching. Gold recoveries from column leach tests of oxide and sulphide material average 23% and 4%, respectively. Oxide gold recoveries are sensitive to particle size, with recoveries increased significantly with decreasing particle size. These results indicate a possible physical liberation problem (silica encapsulation) for the gold in the oxide material. The poor to moderate recoveries at the finer grind for the sulphide material indicate that gold is primarily locked within the sulphide particles. Estimates of milling/cyanidation gold recoveries for oxide and sulphide material are 83% and 42%. Because production data from the nearby Willard mine show an average heap leach gold recovery of 60%, further metallurgical test work at Colado is warranted. Any further work should address the potential for metallurgical changes within the Colado deposit as is suggested by the Santa Fe cyanide leach results and the variable column leach tests on the Colado oxide mineralization.

The Willard metallurgical test work has been more extensive than that at Colado, but the lack of sample characterization data, unclear or unidentified sample origins, and the presence of significant particulate gold severely limit the usefulness of the metallurgical results. Gold recovery estimated from four "acceptable" column leach tests indicate that Willard oxide material is amenable to heap leach cyanidation with gold recoveries of about 65% at a minus 1-inch feed size. There is no evidence that Willard sulphide mineralization was ever tested. Consequently, there is no basis for estimating metallurgical recoveries from the Willard sulphide mineralization. Estimated milling/cyanidation gold recovery of 75% for oxide mineralization is considered reasonable, though additional testing is required. A limited amount of milling/cyanidation testing of preg-robbing carbonaceous material indicates that gold recoveries may range from 1% to 63%. The metallurgy of the carbonaceous samples tested is poorly understood, and it is possible that sulphide-bearing material is included within this sample type. A single testing program on one Willard sample showed that the material responded reasonably well to milling/gravity concentration processing. A combined rougher concentrate was produced that was 6.5% of the sample weight, assayed 1.33 oz Au/ton, and represented a gold recovery of 50.8%.

The Wilco property has potential to host epithermal bonanza-style gold mineralization along high-angle structures, as well as the potential to expand the resource within the Colado area. The East-West Draw and Willard Mine areas have not been thoroughly explored, particularly for gold mineralization associated with high-angle structures at depth.

In the authors' opinion, the Wilco property is a property of merit that warrants further exploration to determine if economic concentrations of gold exist on the property.

19 RECOMMENDATIONS

Based on the results of previous work programs, further exploration of the Wilco property is warranted. A two-phase exploration program is recommended to effectively test the zones of mineralization on the property. Phase One of this program will consist of exploration drilling, metallurgical testwork, geophysical surveys and geological mapping in the Colado, Willard Mine and East-West Draw areas. If the results of this work are favourable, then the Phase Two program of definition drilling, permitting and scoping studies would follow.

Details of the Phase One exploration program include:

1. conducting VLF geophysical surveys over the Colado, Willard Mine and East-West Draw areas of interest in an effort to identify high-angle structures that could represent feeder zones;
2. conducting detailed geological mapping with an emphasis on structural controls on mineralization;
3. systematic drilling at Colado to delimit the boundaries of the mineralization within the stockwork and breccia-style siliceous altered rocks and to test for bonanza-style mineralization along prominent high-angle structures;
4. exploration drilling at the Willard Hill and East-West Draw zones to assess the potential of high-angle feeder structures in these zones; and
5. drilling representative mineralized material to collect samples for metallurgical testwork to determine the optimal gold beneficiation process

A budget of $1,130,000, exclusive of property payments, will be necessary to support the Phase One exploration program recommended above. A minimum of 20,000 feet of drilling is required to adequately test the current targets. A combination of core and reverse circulation drilling would be employed. Rigorous sample quality control procedures, including the use of blanks, duplicates and certified reference material is required. The projected costs cover direct exploration expenditures only and exclude the Company's office, administration or land maintenance payments. Details of the cost estimate are provided in Table 19.1 below.

Table 19.1 Recommended Exploration Budget, Phase I

Analyses	$60,000
Drilling	$500,000
Equipment and Supplies	$45,000
Environmental	$35,000
Field Supplies and Support	$75,000
Geological Mapping	$80,000
Geophysical Surveys	$70,000
Labour	$125,000
Metallurgical Testing	$90,000
Contingency	$50,000
	$1,130,000

The Phase Two exploration program would include definition drilling, permitting and scoping studies designed to advance the Wilco project to a pre-feasibility stage. It is not possible to determine the full extent or exact cost of the Phase Two work program. However, it is estimated that cost of this work might require a budget of at least $3 million considering the amount of test work, data acquisition, data compilation and permitting work that will be required to complete the scoping study.

20 REFERENCES

Amax (1990), I-80 Leachability Test Summary; Amax internal report, 2 p.

Amax (1990) October 1990 Monthly Progress Report, submitted to Santa Fe Pacific Mining Inc.

Amax (1991); I-80 Metallurgical Report; Amax internal report, 6 p.

Christensen, O.D., July 1980, Geochemistry of the Colado geothermal area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-39, 31p.

Christensen, O.D., Sibbett, B.S., and Bullett, M.J., January 1981, Geochemistry of selected rock samples, Colado geothermal area, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-50, 17p.

De Long, James E., Jr., May, 1986, An Evaluation of Geology, Ore Reserves and Exploration Potential of the Willard Joint Venture Property, Pershing County, Nevada for Santa Fe Mining, Inc.

Erwin, Thomas P., September 18, 2006, Wilco Project, Pershing County, Nevada, letter to Rye Patch Gold Corp.

Hanley, E., (1994); Cyanide Leach Tests at Colada: Report prepared for Santa Fe Pacific Gold, 5 p.

Johnson, M.G., 1977, Geology and mineral deposits of Pershing County, Nevada: Nevada Bureau of Mines and Geology, Bull. 89, 115p.

Mackelprang, C.E., September 1980, Interpretation of a Dipole-Dipole Electrical Resistivity Survey, Colado Geothermal Area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-41, 25p. with Interpreted Schematic of Hydrothermal Reservoir.

Mackelprang, C.E., April 1982, Interpretation of Geophysical Data from the Colado KGRA, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-71, 27p. with Geology Map, Bouguer Gravity Map, etc.

Madeisky, H.E., 1996, Summary Report on the COLOR Property, Pershing County, Nevada, unpublished report prepared for Easton Minerals Limited.

Muto, P., 1980, Geology and Mineralization of the Willard Mining District, Pershing County, Nevada: Master's Thesis, Mackay School of Mines, University of Nevada - Reno.

Noble, Donald C., McKee, Edwin H., and Larson, Lawrence T., 1987, Late Miocene Hydrothermal Activity at the Willard and Scossa Mining Districts, Pershing County, Northwestern Nevada: Isochron/West, No.48, April 1987, 2p.

Sibbett, B.S., and Bullett, M.J., July 1980, Geology of the Colado geothermal area, Pershing County, Nevada: Univ. of Utah Research Inst., Earth Science Lab. open-file release, ESL-38, 34p. with Geology Map and Geologic Cross-Sections.

Tingley, Joseph V. and Bonham, Harold F., Jr., 1986, Sediment Hosted Precious Metal Deposits of Northern Nevada, Nevada Bureau of Mines and Geology Report 40.

Tingley, Joseph V., 1999, Major Precious-Metal Deposits, Nevada Bureau of Mines and Geology, Special Publication MI 1999

Wendt, Clancy, 2002, Precious Metal Deposits of the Humboldt Range-New Discoveries in an Old District, Geological Society of Nevada 2002 Fall Field Trip Guidebook, Special Publication No. 36.

21 DATE and SIGNATURE PAGE

This report titled "Summary Report on the Wilco Property" and dated September 4, 2007 prepared for Rye Patch Gold Corp. effective as of and dated September 4, 2007 was prepared and signed by the following authors:

Dated at Vancouver, British Columbia
September 4, 2007

Geoffrey Goodall, P. Geo.
Principal Geologist
Global Geological Services Inc.

"Geoff Goodall"

Dated at Reno, Nevada
September 4, 2007

Paul Tietz, C.P.Geo.
Senior Geologist
Mine Development Associates

"Paul Tietz"

Dated at Reno, Nevada
September 4, 2007

Steven Ristorcelli, P.Geo.
Principal Geologist
Mine Development Associates

"Steven Ristorcelli"

22 CERTIFICATE and CONSENT of QUALIFIED PERSONS

I, Geoffrey Goodall, P.Geo., do hereby certify that:

1. I am president of:
   Global Geological Services Inc.
   1315 Arborlynn Drive
   North Vancouver, BC, Canada
   V7J 2V6

2. I am responsible for the preparation of the technical report titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" dated September 4, 2007.

3. I graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1984; I am a member of the Association of Professional Engineers and Geoscientists of BC; and I am a Fellow of the Geological Association of Canada.

4. I have worked as a geologist for over 21 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation and review of all sections of the technical report titled "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada", except for Section 13 – Data Verification, Section 15 – Mineral Processing and Metallurgical Testing and Section 16 – Mineral Resource and Mineral Reserve Estimates. I have not visited the Wilco property.

7. I am independent of Rye Patch Gold Corp. applying all of the tests in section 1.4 of the National Instrument 43-101.

8. I have not had prior involvement with the property that is the subject of the Technical Report.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I do hereby consent to the filing, with the British Columbia Securities Commission and the TSX Venture Exchange regulatory authorities and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report and to written disclosure by Rye Patch Gold Corp. in public information documents so being filed provided that the

entire report is filed and that I am provided an opportunity to review excerpts or summaries of the report in the context that they are being used.

Dated this 4th day of September, 2007.

"Geoffrey Goodall"
Signature of Qualified Person

Geoffrey Goodall
Name of Qualified Person

I, Steven Ristorcelli, P. Geo., do hereby certify that:

1. I am currently employed as Principal Geologist by:

   Mine Development Associates, Inc.
   210 South Rock Blvd.
   Reno, Nevada 89502.

2. I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3. I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists.

4. I have worked as a geologist for a total of 28 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for and was involved with the preparation of Section 16 – Mineral Resource and Mineral Reserve Estimates of this technical report titled *Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada* for Rye Patch Gold Corp. dated September 4, 2007 (the "Technical Report"). I have not visited the property.

7. I have no prior involvement with the property or Rye Patch Gold Corp.

8. As of the printed date of this report, I am aware Rye Patch Gold Corp. is conducting exploration and related work at the Wilco property. This current work is not reflected in the Technical Report but it is acknowledged that material information could result in material changes to this Technical Report information and conclusions. I am not aware of any other material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of Rye Patch Gold Corp. within the meaning of section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of September, 2007.

"Steven Ristorcelli"
Signature of Qualified Person

Steven Ristorcelli
Print Name of Qualified Person

I, Paul Tietz, C. P. Geo., do hereby certify that:

1. I am an associate of: Mine Development Associates, Inc. located at:

   210 South Rock Blvd.
   Reno, Nevada 89502.

2. I graduated with a Bachelor of Science degree in Biology/Geology from the University of Rochester in 1977 and a Master of Science degree in Geology from the University of North Carolina, Chapel Hill in 1981. I also received a Master of Science degree in Geological Engineering from the University of Nevada, Reno in 2004.

3. I am a Certified Professional Geologist (#11004) with the American Institute of Professional Geologists.

4. I have worked as a geologist for a total of 29 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for and was involved with the preparation of Sections 13 – Data Verification, Section 15 – Mineral Processing and Metallurgical Testing and portions of Section 10 – Drilling, Section 11 – Sampling Method and Approach, Section 12 – Sample Preparation, Analyses and Security, and Section 16 – Mineral Resource and Mineral Reserve Estimates of this technical report titled Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada for Rye Patch Gold Corp. dated September 4, 2007 (the "Technical Report"). I visited the project once on September 19th of 2006.

7. I have had no prior involvement with this project.

8. As of the printed date of this report, I am aware Rye Patch Gold Corp. is conducting exploration and related work at the Wilco property. This current work is not reflected in the Technical Report but it is acknowledged that material information could result in material changes to this Technical Report information and conclusions. I am not aware of any other material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of Rye Patch Gold Corp. within the meaning of section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of September, 2007.

"Paul Tietz"
Signature of Qualified Person

Paul Tietz
Print Name of Qualified Person

APPENDIX A

Colado Historical Metallurgical Testing

Compiled by Mine Development Associates

Amax (1989)

Four drill-cuttings composite samples, weighing approximately 10 lbs dry weight, were submitted to Bondar Clegg Lab in Golden, Colorado for 72-hour bottle roll tests to determine their amenability to cyanide heap leaching. The results are presented in Table 15.1.

Table 15.1 72-hour Bottle Roll Tests by Bondar Clegg Laboratories (1989)

Sample	Rock Type	Redox Status	Particle Size*	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Unknown	Ox	< -40 M	0.034	0.010	0.07	0.04	72%	42%	-0.43	1.1
2	Unknown	Mixed?	-40 to -20 M	0.051	0.015	0.55	0.38	71%	31%	0.35	0.9
3	Unknown	Mixed?	-40 to -20 M	0.031	0.015	0.19	0.14	52%	29%	-0.38	1.1
4	Unknown	Mixed?	-100 to -20 M	0.018	0.007	0.34	0.20	60%	39%	0.43	0.8

* Each sample consisted of various size fractions. The particle size noted represents >75% of the total sample.

The lab report provided to Amax by Bondar Clegg does not contain specific information on either the sample rock types or oxidation status, although the Hanley (1994) summary report states that sample #1 is oxidized material while the remaining samples contained both oxide and sulphide material.

As indicated by the lab report, the bottle-roll tests were run on samples using a 30% solids slurry. Lime was added until a pH of 10.5 was reached and then cyanide was added at a concentration of 10 lbs per short ton of sample material to initiate the leach. The bottles were then placed on a jar-mill rolling table and agitated for 72 hours. Representative slurry samples were withdrawn for gold and silver analysis at 8, 24, 48 and 72 hours and the 72-hour leach solution was tested for cyanide and lime consumption and pH. Upon completion of the testing, the tailings were rinsed with deionized water and then analyzed for gold and silver by fire assay with an atomic absorption ("AAS") finish. The head grade was calculated using the tails and slurry solution analyses, and gold and silver recoveries were then determined.

Bottle-roll results indicate moderate gold recoveries and poor silver recoveries. Extractions were essentially complete between 24 and 48 hours. Lime and cyanide consumptions were all reasonable, though the increased cyanide concentrations indicated for samples 1 and 3 raise concerns over the accuracy of the lab procedures.

Amax (1990)

Ten RC drill-cuttings composite samples, each weighing about 6 lbs dry weight and categorized by rock type and gold grade, were submitted to McClelland Laboratories for bottle-roll metallurgical tests. The two sulphide samples (samples 8 and 9) consist of mixed siltstone and volcanic material. The results are presented in Table 15.2 below.

Table 15.2 96-hour Bottle Roll Tests by McClelland Laboratories (1990)

Sample	Rock Type and Grade*	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Volcanic - LG	Ox	-40 M	0.021	0.008	0.02	0.00	**62%**	**100%**	0.15	4.6
2	Volcanic - MG	Ox	-40 M	0.041	0.018	0.20	0.10	**56%**	**50%**	0.30	4.7
3	Volcanic - HG	Ox	-40 M	0.088	0.050	0.12	0.11	**43%**	**8%**	0.15	6.0
4	Siltstone - LG	Mixed	-40 M	0.015	0.009	0.01	0.00	**40%**	**100%**	0.00	4.3
5	Siltstone - MG	Ox	-40 M	0.039	0.018	0.13	0.12	**54%**	**8%**	0.00	4.0
6	Quartz - MG	Ox	-40 M	0.035	0.018	0.01	0.00	**49%**	**100%**	0.31	4.7
7	Quartz - HG	Mixed	-40 M	0.105	0.043	0.01	0.00	**59%**	**100%**	0.30	3.3
8	Sulfide - LG	Sulf	-40 M	0.017	0.011	0.29	0.20	**35%**	**31%**	0.29	3.9
9	Sulfide - MG	Sulf	-40 M	0.048	0.027	0.38	0.24	**44%**	**37%**	0.14	5.1
10	Siltstone - LG	Carb.	-40 M	0.019	0.019	0.39	0.30	**0%**	**23%**	0.45	5.7

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

As indicated in the Amax internal report (Amax, 1990), the composite samples were created from a total of 48 five-foot intervals taken from 10 RC drill holes. The samples were separated by rock type and three gold grade ranges: low grade (0.01 to 0.024 oz Au/ton), medium grade (0.025 to 0.050 oz Au/ton) and high grade (>0.050 oz Au/ton). The oxidation status noted in the table was not part of the original Amax work but was determined by MDA for this current report. The samples listed as mixed (samples 5 and 7) are generally below the level of any significant oxidation but contain no visible sulphides.

The Amax report states that the samples were limited to a -40 mesh size due to complete sample reduction prior to splitting for the initial exploration fire assay. As indicated in the lab spreadsheet data and the Amax report, the samples were rolled 96 hours at 40% solids, pH 11.0, and 2 lbs cyanide per ton solution. Solution samples were analyzed for gold and silver at 2, 6, 24, 48, 72 and 96 hours.

Bottle-roll results indicate gold recoveries from 35% to 62% within the oxidized, mixed and sulphidic samples, with the extraction rates for the sulphidic samples on average about 10% to 15% less than for the mixed and oxide material. There was no gold recovered from the carbonaceous sample (#10), and it is likely that the gold mineralization within this sample is refractory. Except for the volcanic samples (samples 1, 2 and 3), there is an indication that recoveries increase with higher grade. Silver recoveries are extremely variable within the oxide and mixed material (likely due to the very low head grades) and poor within the sulphide and carbonaceous material. Extractions were essentially complete between 24 and 48 hours for all samples, and lime and cyanide consumptions were all reasonable.

The Amax report (Amax, 1990) suggests that gold extraction is very sensitive to particle size. The lower average gold recoveries in the 1990 bottle-roll tests as compared to the 1989 Amax tests are believed to be a result of the overall larger particle size within the 1990 tests. The 1990 Amax report also references data on 24-hour cold cyanide leach assays on -200 mesh pulps from 44 sample intervals in drill hole I-51. This data is included as an appendix in the report. Average gold recoveries by grade from the pulps were 67%, 87% and 83% using the same low, medium and high grade ranges as in the bottle-roll tests. Silver recoveries were 56%, 65% and 62% for the same grade ranges, though Amax believes these values might be biased high because the initial silver assay was determined by acid digestion. Due to the low silver recoveries and their experience at the Wind Mountain Mine, Amax states that "Silver cannot be considered economically significant in this deposit".

Amax (1991)
Amax completed ten 6-inch column leach tests using crushed drill core composite samples created after evaluating the 1990 cyanide leach and bottle-roll test results. After the column leach tests resulted in low recoveries, an additional 14 bottle-roll tests were completed in an effort to both confirm and then determine the reason for the poor results. The internal Amax summary report (Amax, 1991) does not state where the analyses were run, and there are no copies of the lab data in the Colado data package, but MDA assumes that this work was completed by McClelland Lab since they were the analytical lab for both the 1990 scoping tests and the later 1992 testing.

The Amax report also discusses the cyanide leach and bottle-roll scoping work that was completed in 1990 though the date of this work was not stated clearly in the 1991 report. The 1990 bottle-roll samples were also categorized in more detail leading to different sample nomenclature. This apparently led to the inclusion within the Santa Fe summary report (Hanley, 1994) of both the 1990 cyanide leach and bottle-roll tests as new work completed in 1991 and a resultant overstatement of the total metallurgical work at Colado.

The composite samples used in the column leach tests were categorized by rock type, oxidation status, and gold grade. The composites were made up of 2.4-inch diameter core crushed to a nominal ¾-inch size. The columns were leached for a total of 29 days. Lime was added at 4 lb/ton, and cyanide solution at a strength of 2 lb NaCN/ton was applied at a rate of 0.005 gpm/ft2. The results of the column tests are shown in Table 15.3.

Table 15.3 29-day Column Leach Tests (1991)

Column	Rock Type	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Au Rec (%)
1	Volcanic - LG	Ox	3/4"	0.024	0.021	13%
2	Siltstone - LG	Ox	3/4"	0.021	0.018	14%
3	Siltstone - MG	Sulf	3/4"	0.044	0.042	5%
4	Siltstone - LG	Sulf	3/4"	0.023	0.022	4%
5	Siltstone - LG	Sulf	3/4"	0.008	0.008	0%
6	Volcanic - MG	Ox	3/4"	0.037	0.032	14%
7	Volcanic - LG	Ox	3/4"	0.021	0.016	24%
8	Volcanic - MG	Sulf	3/4"	0.029	0.028	3%
9	Siltstone - LG	Sulf	3/4"	0.016	0.015	6%
10	Siltstone - LG	Ox	3/4"	0.02	0.01	50%

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

The column tests gave poor recoveries for all but column #10, a low-grade oxidized siltstone composite which had a moderate 50% recovery. For all columns, leaching was mostly complete after 9 days and the total leach period included an 8-day rest period which had little effect on improving gold recovery. Cyanide consumption rates were stated to be low, but the actual data were not included within the Amax report.

As a verification of the poor column test results, four composites were created from the various columns, crushed to 3/8-inch and leached in a bottle-roll for 96 hours. The results are shown in

Table 15.4 as samples 1 through 4. All returned gold recovery values less than 20% with two samples showing no recovery.

Amax states in their 1991 report that column tail screen analyses on columns 1 and 4 show a decrease in grade as the size fraction decreased. Although this was the case in both samples, the grade variation was more pronounced in the column 1 oxide sample. Since the sulphidic composites returned the worst gold recoveries overall, and the particle size reduction had only a small impact on additional recovery, Amax states that there is a good possibility that the gold is locked within the sulphide particles. A lack of physical liberation appeared to be the cause of low recoveries within the non-sulphidic composites.

Table 15.4 Bottle Roll Tests (1991)

Sample	Rock Type and Grade*	Redox Status	Particle Size	Leach Time (hrs)	Au Rec (%)
1	Siltstone - LG+ MG	Sulf	3/8"	96	0%
2	Volcanic - LG+MG	Ox	3/8"	96	14%
3	Volcanic - MG	Sulf	3/8"	96	7%
4	Volcanic - MG	Ox	3/8"	96	0%
5	Siltstone - LG	Sulf	3/4"	72	0%
6	Siltstone - LG	Sulf	3/8"	72	4%
7	Siltstone - LG	Sulf	-4 M	72	5%
8	Siltstone - LG	Sulf	-10 M	72	20%
9	Siltstone - LG	Sulf	-100 M	72	39%
10	Volcanic - LG	Ox	3/4"	72	0%
11	Volcanic - LG	Ox	3/8"	72	11%
12	Volcanic - LG	Ox	-4 M	72	14%
13	Volcanic - LG	Ox	-10 M	72	31%
14	Volcanic - LG	Ox	-100 M	72	81%

* LG = 0.010 - 0.024 oz Au/ton; MG = 0.025 - 0.050 oz Au/ton; HG = >0.050 oz Au/ton

Amax completed another ten bottle-roll leach tests which confirmed the liberation problem. The column leach residues from columns 1 and 4 were reduced to various size fractions and leached for 72 hours. Included within these bottle-roll tests were an unreduced 3/4-inch size composite from each of the two columns. The results of the various particle size bottle-roll tests are shown as samples 5 through 14 in Table 15.4. The various bottle-roll leach parameters (lime and cyanide consumption, solution sample time intervals, etc.) were not discussed in the Amax report so these data are not known. The gold recovery data indicate a strong correlation between particle size and extraction rates, reaching 80% recovery for the column 1 oxide sample. The maximum 39% extraction rate for the sulphide sample is likely reflective of the more refractory nature of this sample.

<u>Amax (1992)</u>

Two drill core composite samples were submitted to McClelland Laboratories for bottle-roll metallurgical tests. The purpose of this work was to determine if pre-cyanidation acetone washing of the samples would have a positive effect on recoveries. As indicated in the lab data, the samples were crushed to a 3/8-inch size and then rolled 96 hours at 40% solids. Solution samples were analyzed for gold and silver at 2, 6, 24, 48, 72 and 96 hours. The results of the two bottle-roll tests are shown in Table 15.5.

Table 15.5 96-hour Bottle Roll Tests using Acetone Washing by McClelland Laboratories (1992)

Sample	Rock Type and Grade	Redox Status	Particle Size	Head Grade (oz Au/t)	Tail Grade (oz Au/t)	Head Grade (oz Ag/t)	Tail Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)	CN (lbs/T)	Lime (lbs/T)
1	Siltstone - MG	Sulf	3/8"	0.031	0.029	0.57	0.50	**6%**	**12%**	0.30	2.4
2	Volcanic - MG	Ox	3/8"	0.035	0.029	NA	NA	**17%**	**NA**	0.15	2.1

MG = 0.025 - 0.050 oz Au/ton

A comparison with the bottle-roll testing completed on the same material and size fraction in 1991 (see samples 6 and 11 in Table 15.4) indicates that acetone washing results in only a minor increase in recoveries. Gold recovery for the pyritic siltstone increased from 4% to 6% while the oxidized volcanic recovery increased from 11% to 17%. These are increases of up to 50% but still not significant when considering possible heap leaching. The Amax 1992 summary report questions whether this increase in recovery is due to removal of grease previously in the samples, oxidation of samples while in storage, or analytical variability of the rock.

Historical Cyanide Leach Analysis on Colado Drill Pulps

The Colado database has 746 drill sample intervals that contain cyanide leach gold analyses. These analyses on -150 to -200 mesh pulps were completed predominantly by Amax and Santa Fe from 1989 through 1994, with mineralized intervals of two drill holes analyzed by cyanide leach by Newmont Mining in 2003. Figure 15.1 shows the results of the cyanide analyses and the apparent lack of relationship between grade and gold recovery. Though there is significant variation at specific gold grades, likely due to oxide versus sulphide recovery differences, the mean gold recovery stays fairly constant across all gold grades, at between 60% and 70%. The greater than 100% gold recovery data points are the result of either analytical problems or the inherent variability of the rock.

Santa Fe completed an oxide versus sulphide comparison of their cyanide leach data in 1993. Barringer Laboratories analyzed 248 selected intervals categorized by oxidation status and grade range from nine RC drill holes. A summary of the results is shown in Table 15.6. Average gold recovery for the oxide material is 70% with no apparent relationship between grade and gold recovery. The sulphide material had an average gold recovery of 43% with a definite relationship of increasing recovery with grade. The few carbonaceous samples were not separated by gold grades and all returned very poor gold extraction rates.

Figure 15.1 Colado Cyanide Leach Gold Recovery Data


Cyanide Leach Gold Recoveries
200%
150%
100%
50%
0%
Gold Recovery (%)
0.001
0.004
0.007
0.009
0.011
0.012
0.013
0.015
0.017
0.018
0.021
0.024
0.027
0.038
0.056
Total Au (oz Au/t)

Table 15.6 Cyanide Leach tests on Santa Fe Pulps by Barringer Lab (1993)

Grade (oz Au/ton)	Oxidized Au Rec (%)	Reduced Au Rec (%)	Carbonaceous Au Rec (%)
<0.025	71%	32%	-
0.025 - 0.050	65%	41%	-
>0.050	75%	55%	-
Average of Grade Ranges	70%	43%	7.6%*

* Carbonaceous samples were not classified by grade range

Referring to the Santa Fe cyanide leach data, Hanley (1994) states that geographic location could have some control on gold recoveries, especially within the sulphide zone. Recoveries in the sulphide zone are lower towards the western side of the deposit and are generally higher on the eastern side of the property. There has been no further work to confirm this idea.

APPENDIX B

Willard Historical Metallurgical Testing

Compiled by Mine Development Associates

Abbreviations

FA	fire assay
CNAA	cyanide-digestion atomic-absorption assay
CNAA-FA	assay comparison reported by Western States, expressed as gold recovered by CNAA as a percentage of the fire assay of the same sample.
WSMC	Western States Minerals Corporation
CSMRI	Colorado School of Mines Research Institute
Preg-robbing	pregnant solution robbing, refers to the character of some rocks to remove gold from solution after leaching, usually by adsorption onto carbon in the rock; sometimes the term preg-rob is used
RC	reverse circulation drilling

Introduction

The following is a compilation of metallurgical testwork performed by, or on behalf of, Western States Minerals Corporation ("WSMC") or their partners. The testwork was completed in a series of campaigns, which are presented chronologically. No attempt was made to report all the findings from every test, but to present an overview of the data, and to report their conclusions formed at the time of testing. In a few places, MDA's opinion is expressed, or discrepancies are pointed out, when deemed material. As all of this section is paraphrased from historic reports, MDA kept the use of the term "ore" to maintain the historic workers intent and implications but the reader must know that these are historic terms only and that at present no "ore" has been defined at Willard.

The data and reports are from the WSMC files, and may or may not be complete. In several cases an interim report may have no associated final report. A November 1985 assay report gives results of "preb rob tests" from an unknown program. In June 1986, a series of drill cuttings from Willard were composited for metallurgical testing, but may or may not have ever been used.

Overall, there is extensive data and information which provides the basis from which additional work can be designed. But due to the lack of comprehensive reporting and compilation (at least until this work was completed), and in particular, to the lack of information concerning where the sample material was derived, definitive conclusions as the quantity and metallurgical characteristics should not be made.

December 1982 to March 1984 Bottle Roll and Column Testing

Metallurgical testing from late 1982 until early 1984 was completed at WSMC's Elko lab. Four sets of bottle roll and column leach tests were carried out; these were the initial investigations as to the leach character of the mineralization.

An initial test of four bottle rolls of composited rotary drill cuttings crushed to -1/2 in returned recoveries from 66% to 85% except for one high grade (0.8 oz Au/ton) sample with 31% recovery. A sieve analysis program showed that the gold was not concentrated in any one size fraction. This testing recognized the discrepancies between fire assays (FA) for gold and cyanide-digestion-atomic-absorption assays (CNAA) for gold (Fiddler, 1982).

In May and June 1983 a series of bottle-roll tests investigated gold recoveries at varying crush sizes and varying cyanide concentrations. The samples consisted of 14 composites of drill cuttings [most are from "WD" (possibly Willard Draw) and "WH" (possibly Willard Hill)], which were crushed to -3 ½ mesh, -20 mesh and -60 mesh. Recoveries ranged from about 50% for the coarser material to about 90% for the finer material. Further testing showed gold recovery increased with higher cyanide concentration in the leach solution as well as with an acid prewash. Reagent consumption was noted as 1.6 lbs NaCN/ton (Graef and Smith, 1983b).

Graef and Smith noted the problem of fire assay duplicate discrepancies and discussed possible geologic scenarios to account for poor leach recovery. The possibilities include: "spotty" gold or coarse gold, encapsulation in carbonaceous material, silica, sulfides or iron oxides, and possibly adsorption on to carbonaceous material (Graef and Smith, 1983b). A separate report (WSMC, date unknown, believed to be 1983) states that "If the low extraction is due to silica encapsulation, carbonaceous adsorption, or containment in sulfides, then heap leaching would not be practicable on the Willard material."

In the fall of 1983, thirty-nine surface samples from Willard Hill and East-West Draw were composited and used for 10 bottle-roll tests (only to establish that this sample behaved in similar manner to previous samples) and 7 column-leach tests. The initial head grade by fire assay was 0.086 oz Au/ton and 0.14 oz Ag/ton, and again there were discrepancies with the calculated head assays. The material tested was crushed to -1 in., -¼ in. and -20 mesh and leached at variable cyanide concentrations. One -20 mesh sample was agglomerated. Gold recoveries ranged from 58% to 70% with better recovery at finer grinds. The conclusions for this testwork are that particle size is very important, that acid prewash does not affect recovery, that cyanide consumption was high (2 lbs NaCN/ton to 6 lbs NaCN/ton), that agglomeration increased recovery, and that variations between initial and calculated fire assay head grades affect the confidence in the testwork results (WSMC, 1983).

In 1984, further bottle-roll and column tests were completed by WSMC at the Elko lab, reportedly using extra material from the Graef/Smith studies. This is confusing in that the Graef/Smith studies used composited drill cuttings, and this testwork reported -1 in. column tests. Four bottle-roll tests used material crushed to -3/8 in. and -100 mesh; head grades ranged from 0.034 to 0.139 oz Au/ton. The two column tests were completed on -1 in. material with head grades of 0.043 oz Au/ton and 0.062 oz Au/ton. Two flow rates (5 gal/ft^2/day and 10 gal/ft^2/day) were tested. Recoveries ranged from 46.4% and 60.2% on the columns, to a high of 75.6% on one bottle roll. The data are inconclusive due to disconcerting assay data. On 89% of the testing to date, the calculated head assays (gold in residue plus gold removed by leaching) exceed the direct head assays. Although these two types of assays often disagree, it is unusual for one to always be higher, indicating a more basic problem with assaying that needed to be resolved (WSMC, 1984.)

May 1984 to August 1984 Gravity Testing

In 1984, Colorado School of Mines Research Institute (CSMRI) conducted gravity testing on a one ton sample of Willard ore (source of sample unknown). After grinding the sample to 14 mesh and processing it through a gravity separator, the middling and tailing products were subjected to bottle roll cyanidation. Approximately 34% of the gold was recovered by gravity, and, in combination with the cyanidation, total gold recovery reached 73.6% and silver recovery 68.7% (CSMRI, 1984a)

Additional work included grinding the middling and tailings products to ~10% +100 mesh, and collecting a second gravity concentrate before cyanidation by bottle roll. In this test 50.8% of the gold and 27.6% of the silver contained in the feed sample were recovered by gravity and, in combination with the cyanidation, total gold recovery was 88.5%, and silver recovery 99.9+% (CSMRI, 1984b).

January 1987 to May 1987 Bottle Roll and Column Testing

This phase of testing was carried out by Santa Fe Pacific, and was done by Dawson Metallurgical Laboratories, Inc (Dawson) of Murray, Utah. The purpose of the testing was to further investigate the heap leach and the "preg-robbing" character of the Willard mineralization. "Preg-robbing," "preg-rob" or pregnant solution robbing, refers to the character of some rock, usually carbonaceous, to remove gold from solution after it has been leached. The gold becomes adsorbed on the carbon contained within some of the rock within the heap leach.

Three campaigns were completed, the first on three rotary drill sample composites from "WH" (possibly Willard Hill) and "EW" (possibly East West). The samples were described as "low grade" (~0.04 to ~0.05 oz Au/ton), "high grade" (~0.3 oz Au/ton) and "carbonaceous" (~0.04 oz Au/ton). Six bottle rolls were run on each of the three samples, at two different grinds, -3/8 in. and 85% -200 mesh. In all cases, the finer-grind sample had increased recovery compared to the -3/8 in. grind. The maximum recovery for the low-grade sample was 79.4%, for the high-grade sample 94.8%, and for the carbonaceous sample 66.2% (Dawson, 1987a).

In addition, a preg-robbing test, in which carbonaceous sample at -65 mesh was mixed with gold-bearing solution, indicated that up to 50% of the gold in solution became adsorbed on to the ore. This test differs from those done in 1990 and 1991 in that for this test the sample was not leached prior to the introduction of the "extra" gold-bearing solution. No cyanide was used in this test (Dawson, 1987b).

A sample of high-grade mineralization (~0.3 oz Au/ton) was panned after grinding to -100 mesh; 43% of the gold was recovered during panning. Free gold was visible in the pan concentrate (Dawson, 1987a).

The second and third metallurgical testwork campaigns tested material from an unspecified location that was received at the lab at -8in. Samples of this different material, also designated "high grade" and "low grade," were crushed to various sizes before compositing to achieve two specific-grade samples of 0.071 oz Au/ton and 0.065 oz Au/ton. The low-grade (0.049 oz Au/ton) drill cuttings composite from the first (bottle roll) campaign was also used again. These three composite samples plus the unblended low-grade sample (0.050 oz Au/ton) and the unblended high-grade sample (0.255 oz Au/ton) were used in six column leach tests and one

barrel leach test (600 lbs in a barrel sized 29 in. high by 22.5 in. inside diameter). Material crushed to -4 in. was used in the barrel test, and material crushed to -¾ in., -½ in., -3/8 in. or -¼ in. was used in the column tests. All of the material used in the column tests was agglomerated, one with NaCN and 15 lbs cement/ton and the remainder with NaCN and 5 lbs cement/ton ore. Some of the tests included rest periods, where the solutions were not applied for a while and then their application was re-initiated (Dawson, 1987c, 1987d).

Dawson (1987d) stated in the report summary, "Test results indicate that these samples do not respond very well to cyanide leaching for gold extraction when heap leached." The results for the six column tests and one barrel test ranged from 31% in the -4 in. composite-sample barrel test to 65.3% in the -¼ in. unblended high-grade material column test. The other four columns recovered 55.1%, 46.7%, 54.3%, 56.7% and 63.5%. Gold recovery of the -¼ in. sample was not significantly better than that of the composited 3/8 in. sample.

Additionally, free gold was observed in the -3 in. to +2 in. screened residue of the -4 in. barrel test (Dawson, 1987c).

Reagent consumption ranged from 0.6 to0.9 lbs NaCN/ton ore (Dawson, 1987c).

September 1988 to February 1989 Bottle Roll and Column Tests

McClelland Laboratories, Inc (McClelland) conducted two bottle-roll tests and five column tests on two samples, one low grade and one high grade. The column tests were on -1 in. feed and -½ in. feed material. The origin of the samples is not stated, except for a hand-written note on one report that the samples are "probably from Willard Draw/Willard Hill area." Because the samples had to be crushed to achieve a -1 in. feed, they were unlikely to have been RC drill cuttings (McClelland, 1988).

The head grade assays for the low grade sample were somewhat variable. The direct head and the calculated head from the bottle roll were both 0.032 oz Au/ton. The screen analysis head grade for the low-grade sample was 0.028 oz Au/ton for the -1 in. feed and 0.026 for the -½ in. feed. The calculated head assays from the -1 in. feed column test was 0.034 oz Au/ton and 0.032 oz Au/ton for the -½ in. feed (McClelland, 1989b).

The head grade assays for the high grade sample were more variable. The bottle-roll direct head (triplicate assays) was 0.260 oz Au/ton while the calculated head was 0.189 oz Au/ton. The screen analysis head grade was 0.232 oz Au/ton for the -1 in. feed and 0.365 oz Au/ton for the -½ in. feed. The calculated head assays from the -1 in. feed column test was 0.274 oz Au/ton and 0.266 oz Au/ton for the -½ in. feed. The non-agglomerated -½ in. feed column test had a calculated head of 0.322 oz Au/ton (McClelland, 1989b).

Initially, two bottle-roll tests were conducted on samples crushed to 80% -½ in. Based on the calculated head grades the recoveries for the two bottle roll tests were 56% (low grade) and 58% (high grade).

Five column tests were then completed on material at two crush sizes: - 80% -1 in. and 80% -½ in. One test was done on each crush size for the low-grade material and for the high-grade material. All four tests were agglomerated at 10 lbs Portland cement/ton of dry ore. Additionally, a fifth test, on a non-agglomerated, -½ in., high-grade sample was completed.

The results of the column tests show that the agglomerated low-grade sample was "marginally amenable" to heap leaching at both the -1 in. and -½ in. feed sizes. The recoveries were 52.9% and 53.1%, respectively. Cyanide consumption was approximately 1.5 lbs/ton. No additional lime was needed as alkalinity was maintained by agglomeration.

The Willard agglomerated high-grade sample was also "marginally amenable" to heap leaching at both the -1 in. and -½ in. crush sizes. Gold recoveries were 53.6% and 53.4%, respectively. Extraction was slow at 115 days of leaching and washing, compared to 68 days of leaching and washing for the low-grade sample. Gold was still being extracted when the test was terminated, so increased recovery may be expected with longer leach time. The cyanide consumptions were high at 3.68 and 4.11 lbs/ton. No additional lime was needed as alkalinity was maintained by agglomeration.

According to McClelland (1989b), for the agglomerated samples, "actual gold recoveries show that crushing finer than 1 inch in size does not markedly improve gold recovery with subsequent heap leach treatment". But the tail screen analysis results of the non-agglomerated sample "indicate that crushing to ¼ inch feed would improve gold recovery with subsequent heap leach treatment" (McClelland, 1989b). Some "slumping" (increase in ore density) and fines migration were noted in the non-agglomerated column test. Additionally, some of the tail screen analyses results were considered suspect due to the fact that the agglomerated material could not be screened satisfactorily.

The most encouraging results were obtained from the column test on -½ in. non-agglomerated, high-grade sample. The gold recovery was 70.2% in 111 days of leaching and washing. Gold extraction was essentially complete in 40 days of leaching. Cyanide consumption was 4.24 lbs NaCN/ton. To maintain protective alkalinity, lime was added to the sample when the column test was set up and NaOH was added during the end of the leach cycle (McClelland, 1989b).

October 1989 to December 1989 Bottle Roll and Column Tests

WSMC (1989a-e) completed a series of six column tests on surface samples from the Willard Draw pit area. A three-foot-deep by forty-foot-long dozer trench was cut perpendicular to the strike of the Willard Draw deposit. Approximately 14,000 lbs of material was crushed on-site to -1 ½ in. A head assay of this sample returned 0.034 oz Au/ton by hot cyanide (CNAA) and a fire assay returned 0.075 oz Au/ton. The sample was variably silicified, sericitized, iron-stained though mainly unoxidized siltstone. Geologic descriptions of the sample used are given in more detail in WSMC (1989b, 1989e).

The material was further crushed and six 12-in.-diameter columns were tested. The column specifications were as follows:

- Column 1: -1 ½ in. crush, flow rate @ 4 gal/day/ft^2
- Column 2: -1 in. crush, flow rate @ 4 gal/day/ft^2
- Column 3: -1/2 in. crush, flow rate @ 4 gal/day/ft^2
- Column 4: -1/2 in. crush, flow rate @ 12 gal/day/ft^2
- Column 5: -3/8 in. crush, agglomerated, flow rate @ 4 gal/day/ft^2
- Column 6: -1/2 in. crush, agglomerated, flow rate @ 4 gal/day/ft^2

The columns were approximately 600-lbs each and eight feet high (WSMC, 1989e). Agglomeration tests done on site indicated that 10 lbs of Portland cement/ton of sample was adequate for testing on the -½ in. material (WSMC, 1989a).

The results, after 46 days of leaching, showed increased recovery with finer crush size. The -1 ½ in. sample reported 43.98% extraction of gold, the -1 in. sample reported 46.75% extraction and the -½ in. sample reported 50.06% extraction. At the time the report was written, the columns were still under leach (WSMC, 1989e).

Increased flow rate was not shown to increase extraction, and the agglomerated samples actually had decreased recovery compared to the non-agglomerated tests. Cyanide consumption was in the range of 1.25 lbs per ton (WSMC, 1989e).

An additional test by was done during this campaign to quantify the preg-robbing character of a possibly deleterious material-type included within the original bulk sample (WSMC, 1989d). Two samples, each described as black, unoxidized, pyrite-bearing siltstone, were collected from the same trench as the column-test sample. They were analyzed for gold by fire assay and by cyanide extraction-AA. Additionally, a bottle-roll test for each sample included a test of the "% Preg Rob," or preg rob capacity. (Descriptions of this test have not been found.) Presumably this was a test to quantify how much of the gold in a sample was "robbed" during cyanidation by the carbon in the sample. The first sample had a FA of 0.074 oz Au/ton, a CNAA of 0.001 oz Au/ton and a preg-rob capacity of 58%. The second sample had a FA of 0.120 oz Au/ton, a CNAA of 0.007 oz Au/ton and a preg rob capacity of 44% (WSMC, 1989e).

February 1990 to July 1991 Preg Robbing, Carbon-in-Leach and Silica Encapsulation

February 1990

WSMC (1990a) began to investigate how best to process "preg-robbing" ore from the Willard Draw deposit. Three samples of drill cuttings from the pit (presumably blast-hole samples), taken 4 ft to 8 ft below the surface, were tested. All had fire assay values of over 0.060 oz Au/ton. Each sample was tested for its preg rob capacity and for its CNAA-FA (a measure of gold availability by cyanidation as a percent of the fire assay).

One sample had a preg rob capacity of 7% ("weak" preg rob) and a CNAA-FA comparison of 63%. The second sample had a preg rob capacity of 14% ("moderate" preg rob) and a CNAA-FA comparison of 49%. The final sample had a preg rob capacity of 58% ("strong" preg-rob) and an AA-FA comparison of 10%.

Bottle roll tests were conducted to quantify the capacity of the samples to rob excess gold from solution. During bottle roll testing, gold-bearing solution was added to the already leached sample, and the amount of gold "robbed" was measured. The "weak" preg rob sample robbed an additional 11% of the introduced gold, the "moderate" sample, an additional 18% and the "strong" preg rob sample robbed 75% of the excess gold introduced in solution after leaching.

The report concludes that there is a positive correlation between preg rob capacity and AA-FA ratios, that during leaching additional lifts should not be stacked on preg-rob material, that preg rob assaying should be done regularly, and that fire assays should be performed on any sample exhibiting preg rob character.

June 1990

Mountain States R & D International, Inc. ("Mountain States") completed a series of tests to determine the occurrence of the gold and silver in one drill hole sample from the Willard Mine (Mountain States, 1990). The sample, five ft of drill cuttings from drillhole WX-38, interval 165 ft -170 ft, was ground to approximately 200 mesh. Testing revealed that:

- 34.3% of the gold was encapsulated in silica or refractory carbon (*i.e.*, gold not liberated at 200 mesh),
- 26.5% gold was in arsenopyrite,
- 13.1% gold was in carbon (readily decomposed carbon, a preg robbing component),
- 8.4% was free gold,
- 8.3% of the gold was in calcite,
- 7.4% of the gold was in dolomite or iron oxides, and
- 2% of the gold was in pyrite.

Mountain States believes that these results indicate that, at this grind, the maximum gold available for recovery is 66% because of the silica encapsulation.

Testing revealed that 52.8% of the silver was accessible to cyanide, with the remainder in soluble sulfides (16.6%), adsorbed on to carbon (14.2%), encapsulated in silica or refractory carbon (11.1%), with the remainder in calcite, dolomite or other sulfides.

Mountain States suggests some carbon-in-leach testing and some other additional testing to determine a more effective lixiviant than cyanide, possibly using bromide, thiourea or bacteria. Mountain States further states that the "presence of significant preg-robbing carbon is questionable" and that encapsulation, not carbon, was the cause of the low recovery. This is evidenced by the increase in recovery with finer grinds, which would not occur if preg-robbing carbon was the cause of low recovery.

In December 1990, after this study by Mountain States, WSMC did a test to determine more specifically whether gold which became adsorbed on to carbon during testing was reporting as encapsulated gold erroneously. By oxidizing the carbon in the sample prior to leaching with cyanide (Mountain States did the opposite), WSMC concluded that "gold adsorbed on to carbon did not report as encapsulated gold."

October 1990

Dawson Metallurgical Laboratories, Inc (1990) was contracted to characterize a sample of carbonaceous, sulfide-bearing ore from the Willard Mine (not sure if Willard Draw or Willard Hill), specifically to determine if the ore was preg robbing and/or refractory in nature. The sample was made up of drill cuttings from 295 ft to 300 ft in hole WX-25, which were crushed to 77% -200 mesh. The head grade of the sample was 0.069 oz Au/ton. Testing by whole ore cyanidation and carbon-in-leach (CIL) – cyanidation indicated gold extractions of 18% and 25%, respectively. The CIL leach procedure was similar to the whole ore cyanidation procedure, except that Westates 6x16 mesh activated carbon was added prior to the cyanide for the CIL test.

Aqua regia digestions indicated that free gold and gold associated with sulfides account for 63% of the total gold, while 34% of the gold was associated with carbonaceous material. To compare, Mountain States (1990) reports 71% as free gold, encapsulated gold and sulfide-associated gold *and* 13.1% in "readily decomposed" carbon. The final test treated the sample

with hypochlorite (pre-oxidation) prior to leaching to destroy a majority of the carbonaceous material. This process also oxidized 14% of the sulfide sulfur. Gold extraction increased to 73% by this process.

December 1990

McClelland Laboratories, Inc. (1990) tested bulk samples from Willard Draw and Willard Hill, to determine some heap leach cyanidation parameters. The two samples had head grades of approximately 0.08 oz Au/ton (Willard Draw) and 0.06 oz Au/ton (Willard Hill) (based on direct heads, calculated heads and screen heads, all of which agreed in a reasonable way). The initial two bottle roll tests were run on 80% -¼ in. material and returned recoveries of 58% (Willard Draw) and 60.6% (Willard Hill).

The sample was further crushed to 80% -200 mesh for additional direct cyanidation testing (cyanide solution only added to bottle) and CIL- cyanidation testing (activated carbon added to bottle in addition to cyanide solution). The Willard Draw sample recovered 65.8% of the gold by direct cyanidation and 71.4% by CIL-cyanidation. The Willard Hill sample recovered 63.6% of the gold by direct cyanidation and 72.9 % by CIL. McClelland considers these results "nearly the same." The rate of recovery was slightly faster for the CIL test on the Willard Hill ore, indicating a slight preg-robbing condition for this sample.

Two 12-in. column tests were also completed by McClelland on approximately 400 lbs each of 80% -1 in. feed size. The Willard Draw sample ran 0.083 oz Au/ton and recovered 55.4% of its gold during testing. The Willard Hill sample ran 0.06 oz Au/ton and recovered 58.3% of its gold. Cyanide consumption was 0.8 to 1.0 lbs CN/ton ore. Tail screen analysis on both samples indicated that the Willard Draw ore might benefit from crushing to -¾ in. or – ½ in., but that the Willard Hill ore would not benefit from further crushing.

McClelland concluded that the samples were "amenable to heap leach cyanidation treatment" and that preg robbing does not appear to be significant. They also noted that the relatively poor recovery for the -200 mesh bottle rolls (less than 75%) may be indicative of "gold encapsulation in gangue minerals."

July and August 1991

WSMC (1991a, 1991b) completed three column tests "to evaluate the actual effect of carbonaceous, 'preg rob' ore on heap leach extraction at the Willard project." Each 12-in. column contained between 750 and 800 lbs of sample which had been crushed at the production crushing plant, to replicate heap leach material. The "preg-rob" sample is described as black siltstone, strongly silicified, highly carbonaceous, with 1% to 3% unoxidized pyrite and other sulfides. The "oxide" sample is described as slightly reddish siltstone, strongly silicified, oxidized, with moderate quartz veining. The source of the samples is unknown.
After each sample was leached, gold was added to the feed solution, to simulate a new lift leaching through an exhausted lift on the leach pad. The concentration of "added" gold was tapered off, as would occur in a typical leach situation.

The first column contained preg rob ore, and had a preg rob value of 11.2%. The initial fire assay head was 0.077 oz Au/ton and the AA head was 0.020 oz Au/ton. The leach cycle recovered 11.7% of the gold from the sample, and the sample then robbed 18.1% of the added gold from solution. Cyanide consumption was 1.05 lbs/ ton ore.

The second column contained a 50:50 blend of preg rob ore and oxidized ore. It had a preg rob value of 4.3%. The initial fire assay head was 0.041 oz Au/ton and the AA head was 0.017 oz Au/ton. The leach cycle recovered 24.4% of the gold from the sample, and the sample then robbed 19.8% of the added gold from solution. Cyanide consumption was 0.51 lbs/ ton ore.

The third column contained oxidized ore, and had a preg rob value of 0.0%. The initial fire assay head was 0.020 oz Au/ton and the AA head was 0.020 oz Au/ton. During the leach cycle, 75% of the gold was recovered from the sample, and the sample then robbed 4.0% of the added gold from solution. Cyanide consumption was 0.53 lbs/ ton ore.

This test showed that even 50% preg rob material in a sample can effect recoveries.

August 1991 Bioleach

Since the refractory mineralization is limited and that material has both preg robbing and multi-component refractory characteristics, it was suggested that any conventional pre-oxidation technology would likely be uneconomic. WSMC received a proposal from Coastech Research, Inc, to conduct bioleach testwork on Willard material. The bioleach testwork was recommended, but apparently never conducted (WSMC, 1991c).

SUMMARY

Between 1986 and 1991, WSMC and WSMC with their joint venture partner Santa Fe Pacific, completed extensive metallurgical testwork on Willard mineralization. Some of the work was done by WSMC at their Elko lab and some was completed by independent contractors. Although the testwork was well documented by the testers, data regarding the sources of the sample, such as location and rock description, is often missing. Assaying problems, probably due to heterogeneous gold distribution, plagued many of the studies. Obviously the mineralized material is complex and variable, and often what appears to be similar testing was repeated, but on different rock types. Additionally, testwork on what was apparently presumed to be similar samples may have returned dissimilar results (*i.e.*, some preg-robbing testing).

The extensive historic bottle roll and column testing might form the basis of future work, but the lack of original sample locations or sample descriptions diminishes their usefulness.

REFERENCES

Colorado School of Mines Research Institute, 1984a. *CSMRI Project NP-841124,* letter to F. Swanson (Western States Minerals), May 14, 1984.

Colorado School of Mines Research Institute, 1984b. *CSMRI Project NP-841125,* letter to F. Swanson(Western States Minerals), August 20, 1984.

Dawson Metallurgical Laboratories, Inc, 1987a. *Results of Preliminary Testing on Three Willard Ore Composites,* letter to M. L. Surratt (Santa Fe Pacific), January 2, 1987.

Dawson Metallurgical Laboratories, Inc, 1987b. *Results of Gold Robbing on Willard Ore Composite #3,* letter to M. L. Surratt (Santa Fe Pacific), January 8, 1987.

Dawson Metallurgical Laboratories, Inc, 1987c. *Results of Laboratory Testing on Low Grade and High Grade Ore Samples from the Willard Project,* letter to M. L. Surratt (Santa Fe Pacific), April 3, 1987.

Dawson Metallurgical Laboratories, Inc, 1987d. *Results of Continued Laboratory Testing on Low Grade and High Grade Ore Samples from the Willard Project,* letter to M. L. Surratt (Santa Fe Pacific), May 22, 1987.

Dawson Metallurgical Laboratories, Inc. 1990. *Ore Characterization Test Work on a Carbonaceous, Sulfide-Bearing Ore from the Willard Mine,* letter to Mac Jackson, Western States Minerals Corporation, October 23, 1990.

Fiddler, R., 1982. *Willard Ore Studies*, Western States Minerals Corporation, December 8, 1982.

Graef, G. L. and Smith, K. E., 1983a. *Willard Leach Studies*, Western States Minerals Corporation, with Appendix A and Appendix B, May 24, 1983.

Graef, G. L. and Smith, K. E., 1983b. *Willard Leach Studies*, Western States Minerals Corporation, June 16, 1983.

McClelland Laboratories, Inc, 1988. *Report on Preliminary Direct Cyanidation Tests-Willard Samples, for Mr. Mike Darland, Western States Minerals Corp*, August 30, 1988.

McClelland Laboratories, Inc, 1989a. Letter to Mr. Rick Fiddler, Western States Minerals Corp, reporting data and results for column leach testwork on Willard samples, from Mr. Jack McPartland, January 27, 1989.

McClelland Laboratories, Inc, 1989b. *Report on Heap Leach Cyanidation Testwork-Willard Samples, for Mr. Rick Fiddler, Western States Minerals Corp*, February 1, 1989.

McClelland Laboratories, Inc., 1990. *Report on Heap Leach Cyanidation Testwork – Willard Bulk Ore for Mr. Rick Fiddler, Western States Minerals Corporation,* December 28, 1990.

Mountain States R & D International, Inc., 1990. *Diagnostic Leaching test on Sample of Drill Hole WX-38, 165 ft to 170 ft* for Western States Minerals Corporation, June 5, 1990.

Western States Minerals Corporation (no author), 1983. *Untitled* (Summary Report), hand dated "Fall 1983."

Western States Minerals Corporation (no author), 1983(?). *Willard Bottle Roll Leach Studies*, date unknown, believed to be 1983.

Western States Minerals Corporation, 1984a. *1984 Bottle Roll and Column Tests Willard Property*, memorandum from Swanson, V. F, March 30, 1984.

Western States Minerals Corporation, 1984b. *CSMRI Tests on Willard Bulk Samples,* memorandum from F. Swanson, April 27, 1984.

Western States Minerals Corporation (no author), 1988. *Interim Report, Metallurgical Testing, Willard Ore*, November 23, 1988.

Western States Minerals Corporation (no author), 1989a. *Agglomeration Tests*, lab summary, November 10, 1989.

Western States Minerals Corporation, 1989b. *Willard Column Testing,* memorandum from Rick Fiddler to Buck Morrow, November 22, 1989.

Western States Minerals Corporation, 1989c. *In Progress Willard Column Testing,* memorandum from M. Darland to Al Gordon and Rick Fiddler, December 11, 1989.

Western States Minerals Corporation, 1989d. *The Presence of Some Preg-Robbling, Carbonaceous, Sulfide-Bearing Ore in Willard Draw 4740' – 4760'* memorandum from Mac Jackson to Bedle, Dutta, Fiddler, Vehrs, Wood, December 20, 1989.

Western States Minerals Corporation, 1989e. *Willard Project Metallurgical Testing Interim Report* by Rick Fiddler, December 28, 1989.

Western States Minerals Corporation, 1990a. *Preg-Robbing Materials Testing and Discussion,* memorandum from Rick Fiddler to A. B. Morrow, February 19, 1990.

Western States Minerals Corporation, 1990b. *Diagnostic Leach Test,* memorandum from Steve Palmer, Chief Chemist, to Rick Fiddler, Mine Manager, December 4, 1990.

Western States Minerals Corporation, 1991a. *Preg rob ore evaluation through column testing Preliminary Report,* memorandum from Steve Palmer, Chief Chemist, to Rick Fiddler, Mine Manager, July 19, 1991.

Western States Minerals Corporation, 1991b. *Preg rob ore evaluation through column testing* memorandum from Steve Palmer, Chief Chemist, to Rick Fiddler, Mine Manager, August 8, 1991.

Western States Minerals Corporation, 1991c. *Willard Refractory Ore,* memorandum from J. Kuipers to R. Fiddler, August 19, 1991.

Western States Minerals Corporation, 1991d. *Description of the Willard Draw Preg-Rob samples representative of the ore sent to the test pad* memorandum from Jack Bernard to Rick Fiddler, November 14, 1991.

Appendix C

Memo on Willard and Colado Projects
(McClelland Laboratories)

Appendix C

Memo on Willard and Colado Projects
(McClelland Laboratories)

McCLELLAND LABORATORIES, INC.

1016 Greg Street, Sparks, Nevada 89431 (775) 356-1300
FAX (775) 356-8917
E-MAIL mli@mettest.com

Memo on
Willard and Colado Projects
MLI Job No. 3207
August 7, 2007

Introduction

McClelland Laboratories, Inc. (Inc.) was requested to review metallurgical data from the Willard and Colado Projects, provided by Mine Development Associates (MDA), for Rye Patch Gold US, Inc. The data package provided included a fairly comprehensive draft report prepared by MDA, reviewing the same metallurgical data provided to MLI. Rather than attempt to repeat the exercise of preparing a comprehensive review of the metallurgical data, the purpose of this memo is to provide summary observations concerning interpretation of the metallurgical testing conducted, and recommendations for future testing for both projects. Suggested editing changes for the MDA memo will be submitted separately.

The metallurgical reports provided included a fairly large number of testing programs conducted on samples from the Willard Project. The testing was conducted both internally by Western States Minerals (WSM) personnel, and by outside (independent contractor) metallurgical and analytical testing laboratories. The scope of testing was focused on heap leaching, and included cyanide shake analyses, bottle roll tests and column percolation leach tests. A limited amount of milling/gravity concentration testing was also conducted. The testing was conducted between 1982 and 1991.

A more limited amount of metallurgical testing was conducted on samples from the Colado Project, by independent contractors. The Colado work also focused on heap leaching, and included cyanide shake analyses, bottle roll tests and column leach tests.

All observations and comments made in this memo are based solely on the data presented in the reports provided to MLI by MDA, and presume that the ore that may be commercially processed was adequately represented by the samples that were evaluated. As discussed later in this memo, details concerning the origin of the samples used for the testing programs are unclear. This lack of information limits the usefulness of the metallurgical test data generated from those samples.

"Ore" as referenced in this memo, is meant to refer to the samples subjected to testing, and/or the material that may be commercially processed in the future. The "ore" designation is not meant to imply that the economics of processing that material have been considered. Predictions or estimates concerning commercial metallurgical performance are based in all cases on very limited data, and should be considered as no more than scoping level estimates. Substantial follow-up metallurgical testing will be required to verify all estimates.

Willard Metallurgy

Summary

Most of the testing included in the reports provided was focused on evaluation of Willard oxide ore to heap leaching treatment. The Willard samples were highly variable in their response to simulated heap leach cyanidation treatment. This variability seems to result primarily from variations in the metallurgical testing procedures and conditions employed. Overall, results indicate that the Willard oxide ore is amenable to heap leach cyanidation treatment, at feed sizes of minus 1" and finer. Gold recoveries of around 65% can be expected during commercial heap leaching treatment at a nominal minus 1" feed size. As mentioned above, and discussed further below, this estimate is based on a very limited amount of data. Silver recovery data was insufficient for predicting commercial heap leach recoveries. Reagent requirements varied substantially, but generally were low to moderately high. Available data indicate that commercial cyanide consumption should be less than 1 lb NaCN/ton ore, and lime requirement should be approximately 3 lb/ton ore.

No testing has been conducted to evaluate run-of-mine (ROM) heap leaching of the Willard oxide ore. Considering an estimated gold recovery of 65% for heap leaching a nominal minus 1" feed, an estimated 50% recovery for ROM heap leaching may be considered reasonable, but is nothing more than an "educated guess". There exists the possibility that the Willard ore is sensitive to crush size, with respect to gold recovery, making this sort of estimate risky. ROM heap leach testing would be required to generate an accurate estimate of ROM heap leach recovery.

A very limited amount of testing indicated that, in comparison to crush/heap leach cyanidation treatment, an improvement in gold recovery of approximately 10% was obtained by milling/cyanidation treatment of the Willard Oxide ore. Consequently, an estimated milling/cyanidation gold recovery of 75% for the Willard oxide ore is considered to be reasonable.

It is understood, based on conversations with MDA personnel, that a significant portion of Willard Project may include gold ores classified as "sulfide ore". It is not apparent from the reports provided that any Willard sulfide ore samples were ever tested. Sulfide sulfur content of the ore samples tested, and sample origin were typically not included in the reports provided. Consequently, there is no basis for estimating metallurgical recoveries from the Willard sulfide ores. There is no reason to expect that recoveries would be higher than for the oxide ores, but there is significant reason that the recoveries could be substantially lower. Milling/flotation treatment is normally considered as a processing option for sulfide gold ores. No mention of flotation testing was included in any of the testing reports reviewed.

A limited amount of milling/cyanidation testing indicated that gold recoveries from carbonaceous ore types may range from 1% to 63%. The metallurgy of this ore type is poorly understood. While it may be possible to process this ore in a mill, attempting to process preg-robbing ore in a heap leach should be avoided, as it has potential to adversely affect gold recovery from other ore in the same circuit. Consequently, it would be inappropriate to estimate heap leach gold recoveries for the carbonaceous ore type. A milling/cyanidation gold recovery estimate of 25% is not unreasonable, but it is doubtful that processing for such a low recovery would be economical.

Most of the metallurgical testing results presented are consistent with the empirical observations made concerning the presence of a significant free milling, particulate "coarse" gold component in the Willard ore. In general, column test gold recovery rates were somewhat slow and erratic, and negatively impacted by cement agglomeration pretreatment. These are traits commonly observed during heap leach testing of ores containing "coarse" gold values containing coarse gold. Ores containing "coarse" gold values commonly respond well to gravity concentration treatment. A single testing program was conducted to evaluate gravity concentration treatment of a single Willard ore sample. Results showed that the ore responded reasonably well to gravity concentration treatment, but no further evaluations were conducted. Insufficient testing data were available for speculation on recoveries that might be achieved commercially using gravity concentration processing.

Future metallurgical testing for the Willard Project should include a detailed heap leach cyanidation study to further optimize processing conditions, and to evaluate ore variability. It is believed that there is significant potential for improving heap leach recoveries by optimizing leach time, ore pretreatment (agglomerating) and leaching conditions. There is also significant potential for improving project economics by optimizing heap leach feed size (including evaluation of ROM leaching) and processing conditions. Evaluation of gravity concentration and flotation treatment should also be considered, if sufficient higher grade ore exists. Evaluation of a combined ("pulp agglomeration") circuit should be considered if sufficient higher grade ore can be mined selectively from the lower grade ore. Separate testing programs should be considered, as appropriate, to evaluate processing alternatives for sulfide and carbonaceous ore types. These classifications will likely be made metallurgically, based on results from the ore variability heap leach testing described above.

Ore Samples Evaluated

The ore samples evaluated during the multiple Willard metallurgical testing programs appeared to be highly variable in terms of ore mineralogy and metallurgy. The origin of these samples does not seem to be clearly identified in any of the cases. The lack of data on sample origin severely limits the usefulness of the metallurgical testing conducted.

A large number of the samples evaluated appeared to suffer from "spotty" gold occurrence. This often resulted in poor head grade agreement between tests and assays. This "spotty" gold occurrence is consistent with the presence of significant quantities of free milling, particulate gold. These problems necessitate replicate testing during metallurgical evaluations, which generally was not done during any of the earlier testing. The presence of free milling gold values also appeared to slow gold leach rates, and thereby limit the usefulness of some or all of the short term (<1 day) cyanide shake analyses, bottle roll tests (< 5 days) and the short term (<30 day) column leach tests.

A small number of the samples evaluated displayed a significant "preg-robbing" character. It is understood, based on conversations with MDA personnel, that although there is carbonaceous rock present at the Willard Project, it generally is not expected to be included in the ore that would likely be commercially processed. It will be important to quantify the presence of carbonaceous material in the ore that will be processed, as this material has the potential to adversely affect metallurgical processing, particularly during cyanidation treatment. It should also be noted that the use of cyanide soluble gold content for ore control purposes can be very risky for projects known to have preg-robbing issues. High gold grade preg-robbing ore can report as lower grade ore or waste, if the preg-robbing potential of the ore is sufficiently high. This can cause inclusion of detrimental preg-robbing ore into a processing circuit, or in an understatement of the ore gold grade.

<u>Heap Leach Testing</u>
As discussed in the preceding section of this memo, the presence of free-milling, particulate gold values in the Willard ore samples evaluated makes results from cyanide solubility analyses and short term bottle roll testing of limited use for predicting heap leach performance. These values tend to be slow leaching, and incompletely dissolved during such testing. Longer term column leach tests generally are required to evaluate amenability of such ores to heap leach cyanidation treatment. Consequently, the discussion of earlier heap leach testing on the Willard ores is confined to column leach testing results.

A total of seven column leach testing programs were presented in the metallurgical reports provided. Summary results from those tests are presented in Table 1. These include a total of seven metallurgical testing programs; four conducted by WSM and three conducted by independent contractors. Of the four conducted internally by Western States Minerals (WSM), either test results were incomplete (Ref. Note 5, Table 1), or testing procedures were designed to evaluate preg-robbing potential of carbonaceous ores (Ref. Note 7, Table 1). Results from the remaining two testing programs conducted by WSM, and three testing programs conducted by outside contractors, are discussed below.

Table 1. - Summary Column Testing Data, Willard Project

Testing Program	Sample	Feed Size	Agglom.	Test	Leach Cycle, days	NacN lb/ton Sol.	App. Rate gpm/ft²	Au Rec., %	ozAu/ton ore Ext'd.	ozAu/ton ore Tail	ozAu/ton ore Calc'd. Head	ozAu/ton ore Assayed Head	Reagents, lb/ton ore NaCN	Reagents, lb/ton ore Lime	Reagents, lb/ton ore NaOH	Reagents, lb/ton ore Cement	Au Rec. Rate, %/Wk*
1)	WSS Comp.	-1"	No	A	25	0.5 - 4.0	0.010	71	N/A	0.032	N/A	0.077	5.7		0.8		11
1)	WSS Comp.	-1"	No	B	8	1.0	0.010	54	N/A	0.047	N/A	0.077	2.2		0.2		18
1)	WSS Comp.	-1"	No	C	18	2.0	0.010	59	N/A	0.027	N/A	0.077	2.6		0.0		10
1)	WSS Comp.	-1/4"	No	D	13	1.0	0.010	61	N/A	0.039	N/A	0.077	3.0		0.0		10
1)	WSS Comp.	-20M	No	E	Failed	1.0	0.010	N/A	N/A	N/A	N/A	0.077	N/A	N/A			N/A
1)	WSS Comp.	-20M	Yes	F	9	1.0	0.010	71	N/A	N/A	N/A	0.077	5.9		0.1	10.0	10
1)	WSS Comp.	-1/4"	No	G	26	1.0	0.003	51	N/A	N/A	N/A	0.077	1.9		0.6		3
2)	WSS "2" Comp.?	-1"	No	A	36	2.0	0.003	60	0.026	0.017	0.043	0.053	N/A				?
2)	WSS "2" Comp.?	-1"	No	B	22	2.0	0.007	46	0.029	0.033	0.062	0.053	N/A				?
3)	Comp. 1	-3/8"	Yes	9	51	1.0		64	0.036	0.021	0.057	0.048	0.9	0.0		15.0	1
3)	Comp. 4	-4"	No	10	16	1.0	0.003	31	0.031	0.069	0.100	0.071	0.6	3.5			3
3)	Comp. 5	-3/4"	Yes	11	27	1.0	0.003	47	0.035	0.040	0.075	0.065	0.7	2.0		5.0	2
3)	Comp. 5	-1/2"	Yes	12	80	1.0	0.003	54	0.037	0.031	0.068	0.065	0.8	2.0		5.0	<1
3)	Comp. 5	-3/8"	Yes	13	27	1.0	0.003	57	0.039	0.030	0.069	0.065	0.6	2.0		5.0	3
4)	HG	1"	Yes	P2	115	2.0	0.005	54	0.147	0.127	0.274	0.232	3.7			10.0	2
4)	HG	1/2"	Yes	P4	115	2.0	0.005	53	0.142	0.124	0.266	0.365	4.1			10.0	1
4)	HG	1/2"	No	P5	111	2.0	0.005	70	0.226	0.096	0.322	0.365	4.2	3.0			1
4)	LG	1"	Yes	P1	58	2.0	0.005	53	0.018	0.016	0.034	0.028	1.6			10.0	1
4)	LG	1/2"	Yes	P3	58	2.0	0.005	53	0.017	0.015	0.032	0.026	1.5			10.0	1
5)	Column tests with no final data. Apparently no lime added to non-agglomerated feeds initially. Still comparative results indicated problem with agglomeration.																
6)	Willard Draw	1"	No	P1?	48	1.0	0.005	55	0.046	0.037	0.083	0.083	1.0	3.0			<1
6)	Willard Hill	1"	No	P2?	48	1.0	0.005	58	0.035	0.025	0.060	0.059	0.8	3.0			<1
7)	"Preg-rob" column tests																

1) Fall 1983, Internal memo.
2) 3/30/84 Internal memo.
3) 4/3/87 Dawson Report
4) 2/1/89 MLI Report
5) 1989 Column tests run WSMC
6) 12/28/90 MLI Report
7) 1991 WSMC memos
* Estimated recovery rate when test was terminated.

Where comparative column test results were available for evaluation, test data showed a significant negative affect of cement agglomeration on gold recovery and/or recovery rate during column testing of Willard ores. The phenomenon is commonly observed with free milling gold ores containing significant quantities of relatively coarse, particulate gold. It is believed to be caused by some form of chemical or physical scale formation over part of the particulate gold values, which is believed to inhibit gold dissolution. This theory has not been proven, but this effect has been observed empirically during column testing of free milling gold ores from multiple projects. Unfortunately, of the 21 column tests presented in Table 1, nine employed cement agglomeration before leaching.

As discussed above, the presence of free milling, particulate gold values tends to result in relatively slow gold dissolution. A surprising number of the Willard column tests were terminated after unusually short duration (<30 day) column leach cycles. The approximate gold leach rate observed when leaching was terminated is shown in Table 1, and is presented graphically in Figure 1. In consideration of this data and the issues with cement agglomeration discussed above, only non-agglomerated column tests extended beyond 30 days of leaching were considered for the purposes of predicting commercial heap leach recoveries. Results from those tests are summarized in Table 2.

Figure 1. - Final Gold Leach Rate vs. Column Test Leach Cycle Duration, Willard Column Leach Tests


Final Leach Rate, % Au/week
20
18
16
14
12
10
8
6
4
2
0
0
20
40
60
80
100
120
140
Column Test Leach Cycle, days
Leach Rate at End of Test

Table 2. - Summary Column Testing Data, Willard Project, Non-Agglomerated Tests with >30 Day Leach Cycle

Testing Program	Sample	Feed Size	Agglom.	Test	Leach Cycle, days	NacN lb/ton Sol.	App. Rate gpm/ft²	Au Rec., %	ozAt/ton ore Ext'd.	Tail	Calc'd. Head	Assayed Head	Reagents, lb/ton ore NaCN	Lime	NaOH	Cement	Au Rec. Rate, %/Wk*
2)	WSS "2" Comp.?	-1"	No	A	36	2.0	0.003	60	0.026	0.017	0.043	0.053					?
4)	HG	1/2"	No	P5	111	2.0	0.005	70	0.226	0.096	0.322	0.365	4.2	3.0			1
6)	Willard Draw	1"	No	P1?	48	1.0	0.005	55	0.046	0.037	0.083	0.083	1.0	3.0			<1
6)	Willard Hill	1"	No	P2?	48	1.0	0.005	58	0.035	0.025	0.060	0.059	0.8	3.0			<1
Arithmetic Average					**61**			**61**					**2.0**	**3.0**			
Grade Weighted Average								**66**	**0.083**	**0.044**	**0.127**	**0.140**					

1) Fall 1983, Internal memo.
2) 3/30/84 Internal memo.
3) 4/3/87 Dawson Report
4) 2/1/89 MLI Report
5) 1989 Column tests run WSMC
6) 12/28/90 MLI Report
7) 1991 WSMC memos
* Estimated recovery rate when test was terminated.

Summary results in Table 2 show that only four column leach tests were conducted on non-agglomerated feed, and leached for at least 30 days. These tests were conducted by WSM and MLI, on four different ore samples. Average gold recovery from these tests was 61%. Grade weighted average gold recovery was 66%. An estimated commercial heap leach gold recovery of 65%, for Willard ore crushed to 1" or finer, is reasonable considering the available data. Considering the presence of slow leaching particulate gold values in the Willard ore, longer term column testing may result in higher gold recoveries and should provide a more accurate estimate of commercial heap leach recoveries.

Reagent requirements for the column testing programs varied substantially. Commercial cyanide consumptions are usually substantially lower than observed during column testing. It is expected that commercial cyanide consumptions for the Willard ore represented by the samples tested would not exceed 1 lb NaCN/ton ore. Base additions used during column testing varied greatly, and generally did not appear to have been optimized. Lime requirement for all four of the column tests summarized in Table 2 was 3 lb/ton ore.

Gravity Concentration Testing

A single testing program was conducted by the Colorado School of Mines Research Institute (CSMRI) in 1984, to evaluate response of a Willard ore sample to gravity concentration. Test results showed good potential for gravity concentration processing of the Willard ore. A combined gravity rougher concentrate was produced that was 6.5% of the ore weight, assayed 1.33 ozAu/ton and represented a gold recovery of 50.8%. It does not appear that any further gravity concentration testing was conducted.

Future Testing

It is recommended that a multi-phase metallurgical testing program be conducted on ore samples from the Willard Project to optimize processing conditions, and to better establish metallurgical variability, and the corresponding causes. All discussed testing programs should include replicate testing, to establish repeatability of metallurgical results. Leach cycle duration should be set based upon observed leach rates, and consideration should be given to employing unusually long test leaching cycles, where appropriate.

All ore samples used for metallurgical testing should be analyzed for gold, silver, sulfur speciation, carbon speciation and cyanide soluble gold content. Consideration should be given to conducting a similar suite of analyses on drill (core or cuttings) samples used to prepare metallurgical composites. Additional analyses conducted on metallurgical composites should include a multi-element ICP scan, a "classical whole rock" analysis and a cursory mineralogical examination. All head assays should be checked using metallic screen assaying procedures.

A study to optimize sampling and assaying procedures is recommended for the Willard Project. This study should include evaluation of the optimum crushing/splitting technique to ensure representative sampling, and metallic screen and gravity assaying procedures to ensure accurate assaying.

Crush size sensitivity column testing should be conducted on representative bulk ore samples or drill core composites, at feed sizes simulating primary, secondary and tertiary crusher discharge products should be evaluated. As discussed above, long duration leach cycles will likely be required, in order to differentiate between ultimate recovery and recovery rate effects. Standard head and tail screen analysis procedures should be employed. Geotechnical testing for evaluation of ore permeability versus simulated heap stack height should be conducted on each column leached residue, so that technical feasibility of heap leaching the non-agglomerated feeds can be considered during crush size optimization. If necessary, follow-up column leach testing on ore charges agglomerated without adding cement may be required.

Once heap leach feed size has been optimized, an ore variability testing column testing program should be undertaken. This testing program should include column leach tests at the indicated optimum crush size, conducted on drill core composites or bulk ore samples representing various rock types, mining areas, ore grades, degree of oxidation and any other parameters deemed to be important, based on analytical results from core drilling programs.

Metallurgical testing for evaluation of alternative processing methods for high grade, refractory sulfidic and refractory carbonaceous ore types should be considered, provided there exists sufficient quantities of those ore types to warrant evaluation. Testing of high grade oxide ore types should include a detailed program for evaluation of whole ore milling/cyanidation, gravity concentration and a combination of the two processing methods. Testing of refractory sulfidic ore types should include evaluation of the same processing alternatives, as well as flotation processing, and treatment alternatives for flotation concentrates. Evaluation of carbonaceous ore types should include the same options, as well as evaluation of the effects of inclusion of the carbonaceous ore types into the other proposed processing circuits. Depending on the feasibility of selectively mining these ore types, evaluation of a "pulp agglomeration" circuit, where tailings from these processing alternatives would be combined with oxide heap leach ore, should be conducted.

Colado Metallurgy

Summary

A much more limited amount of metallurgical testing was conducted on samples from the Colado Project. Testing consisted mainly of scoping level bottle roll cyanidation tests on cutting samples and composites, one set of column leach tests on 10 drill core composites, and an analysis of historical data concerning cyanide shake versus fire assay data from drill sample intervals.

The main conclusion reached during the single column testing program was that the Colado ore was not amenable to simulated heap leach cyanidation treatment. Only one of the 10 core composites evaluated displayed a gold recovery of greater than 24%. Subsequent grind/recovery studies conducted on select column leached residue samples indicated that, for the oxide ore, liberation was the cause for poor heap leach recoveries, and that by grinding finely enough (-100M), gold recoveries of >80% could be achieved.

The sulfide ore samples seemed to be more refractory, and grinding to 100M in size improved gold recovery to approximately 42%. Locking of contained gold values in sulfide mineral grains is the most likely cause for the lower recoveries from the sulfide ore.

An estimation of commercial heap leach recoveries for the oxide and sulfide ore types was made based on average results from the column tests, which were conducted at a 3/4" feed size. Estimated oxide ore and sulfide ore commercial heap leach gold recoveries are 23% and 4%, respectively. Finer crushing may significantly improve heap leach recoveries, particularly for the oxide ore types, but available data indicate that crushing as fine as 10M in size would improve cyanidation gold recoveries by only about 16% - 19%, over those achieved during column testing. As discussed above in the Willard section, placing any carbonaceous material that may be present in the Colado ore into a heap leach should be avoided. Reagent consumption data were not provided for the column leach tests. Available bottle roll test data indicate moderate to low reagent consumptions during heap leaching of the Colado ore.

The only column tests conducted were run at a 3/4" feed size, so there is no basis available for attempting to estimate ROM heap leach recoveries for the Colado ore. ROM recoveries would not be expected to be higher than the crush/heap leach recoveries.

Estimates of commercial milling/cyanidation gold recoveries were generated for the oxide and sulfide ore types based on available cuttings bottle roll test data, historical cyanide shake versus assay data, and regrind/releach tests conducted on column leached residues. It is important to note that no milling/cyanidation testing has been conducted on the Colado samples, and so these estimates may tend to be overly conservative. Estimated commercial whole ore milling/cyanidation gold recoveries for the oxide and sulfide ore types are 83% and 42%, respectively. Comparisons between cyanide shake and assay data for the Colado carbonaceous ore indicate a milling/cyanidation gold recovery of 8%. This estimated recovery may be significantly understated, because carbon-in-leach/cyanidation was not evaluated. Again, reagent requirements are expected to be moderate to low.

<u>Ore Samples Evaluated</u>
The ore samples evaluated during the multiple Colado metallurgical testing programs appeared to be highly variable in terms of ore mineralogy and metallurgy. The origin of these samples does not seem to be clearly identified, other than possibly in the case of the cyanide solubility testing. The lack of data on sample origin limits the usefulness of the metallurgical testing conducted.

The Colado test reports reviewed did not include comparisons between assayed and calculated head grades, or between multiple calculated head grades from individual samples. There was no mention found in the reports concerning head grade agreement problems or "spotty" gold occurrence.

A single sample evaluated during cuttings bottle roll testing conducted by MLI in 1990 was identified as being carbonaceous ore. No gold was recovered from that sample. A carbonaceous ore category was included in the review of the historical cyanide shake versus assay data. Average gold recovery from that category of ore (8%) was much lower than for the oxide ore sulfide ore categories. It will be important to quantify the presence of carbonaceous material in the ore that may be processed for the Colado Project, as this material has the potential to adversely affect metallurgical processing, particularly during cyanidation treatment.

Heap Leach Testing

Review of the available heap leach testing was fairly straightforward, as there was only one column testing program conducted (Amax, 1991). Review of comparative bottle roll test data from that program indicated that results from other cuttings bottle roll testing programs would be of limited use in assessing amenability to heap leaching. Results showed that the Colado core composites evaluated generally were not amenable to simulated heap leaching treatment. Subsequent bottle roll tests on select bottle leached residues indicated that the oxide ore type was sensitive to grind size with respect to gold recovery, and that grinding 100M or finer would be required to maximize gold recovery. Similar bottle roll tests on the sulfide ore type indicated that ore was more refractory, probably because of encapsulation of gold values in contained sulfide mineral grains.

A total of 10 column leach tests were conducted on Colado drill core composites. Detailed back-up data were not provided for these tests. Two of the core composites were identified as being Triassic Oxide ore type. Gold recoveries from those samples were 14.3% and 50%. Three other core composites were identified as Volcanic Oxide ore type. Gold recoveries obtained from those composites ranged from 11% to 24%. The five remaining core composites were identified as either Triassic Sulfide ore type (4 Comps.) or Volcanic Sulfide ore type (1 Comp.). Gold recoveries from those composites ranged from 0% to 6%.

Considering the data available, estimates of expected heap leach gold recoveries, with tertiary crushing, for the Colado ore are probably best made based on the average gold recoveries obtained during column testing. Average column test gold recoveries for the oxide and sulfide ore types were 23% and 4%, respectively. If the Triassic Oxide ore type represents a significant portion of the ore to be processed, a higher (32%) expected gold recovery would be appropriate.

No column testing was conducted on Colado samples at feed sizes coarser than 3/4", making estimation of ROM heap leach recoveries impossible. ROM heap leach recoveries would be expected to be lower than those achieved from the same ore at a 3/4" feed size.

Milling/Cyanidation Testing
Estimates of commercial milling/cyanidation gold recoveries were generated for the oxide and sulfide ore types based on available cuttings bottle roll test data, historical cyanide shake versus assay data, and regrind/releach tests conducted on column leached residues. It is important to note that no milling/cyanidation testing has been conducted on the Colado samples, and so these estimates may tend to be overly conservative.

The only milling/cyanidation tests conducted on Colado samples were the regrind/releach tests conducted on samples of column leached residue (Amax 1991). Gold recoveries obtained by from the Oxide and Sulfide ore type samples, at a 100M grind size were 83% and 42%, respectively. These recoveries include gold recovered during column leaching at the 3/4" feed size, and gold recovered during releaching of the column residue at the 100M feed size. These recoveries agree reasonably closely with the gold recovery calculated by comparing historical cyanide shake data to assay data for the oxide ore type (70%) and sulfide ore type (43%). Considering the lack of any other data on milled feed, the releach bottle roll recoveries were used as the best available estimate for commercial milling/cyanidation recoveries. Comparisons between cyanide shake and assay data for the Colado carbonaceous ore indicate a milling/cyanidation gold recovery of 8%, which is the only available data for estimating commercial milling/cyanidation recoveries from the carbonaceous ore type. This estimated recovery may be significantly understated, because carbon-in-leach/cyanidation was not evaluated.

A significant number of bottle roll tests were conducted on drill cuttings composites, at an estimated 40M feed size. Because of the indicated particle size sensitivity observed during the core composite testing, it is difficult to use these data for predicting commercial processing recoveries.

Future Testing
Available metallurgical testing from the Colado project was very limited, and not very encouraging. Because the origin of the samples evaluated was not clearly identified, it will be important that future testing programs are designed with an "open mind", and do not presuppose that the ore is refractory to conventional processing.

It is recommended that a multi-phase metallurgical testing program be conducted on ore samples from the Colado Project to optimize processing conditions, and to better establish metallurgical variability, and the corresponding causes. All discussed testing programs should include replicate testing, to establish repeatability of metallurgical results. Because the ore grade for the Colado Project is expected to be relatively low, testing should be focused on establishing amenability to heap leaching treatment. Other processing options can be evaluated, if ore grade is sufficient to offset the higher expected processing costs.

All ore samples used for metallurgical testing should be analyzed for gold, silver, sulfur speciation, carbon speciation and cyanide soluble gold content. More detailed analyses, such as multi-element ICP scan, "classical whole rock" analyses and cursory mineralogical examination, can be considered once a viable processing option has been identified.

It should be possible to obtain a fairly detailed preliminary assessment of heap leach amenability of the Colado ore using a bottle roll testing program. Tests should be conducted on a relatively large number of small drill core composites, crushed to a relatively fine heap leach feed size (nominal 3/8"). The composites should be prepared in a manner to adequately represent the expected rock types, degree of oxidation, mining area, sample depth, carbon content, and any other parameters expected to have an impact on metallurgical performance. Head and tail screen analyses should be conducted on bottle roll test feeds and residues, to evaluate particle size degradation during leaching, and to evaluate recovery by size fraction data. Sufficient drill core should be retained for potential follow-up column leach testing, if results from bottle roll testing are sufficiently encouraging.

A detailed column leach testing program, similar to that described above for the Willard Project, can be considered once it is established that there is a significant portion of the Colado ore that is amenable to heap leaching treatment. Similarly, testing programs to evaluate other processing options as described for the Willard Project, can be considered if there is sufficient ore tonnage and grade for the Colado Project to offset the associated higher processing costs.

Jack S. McPartland
Metallurgist/V.P. Operations

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

Technical Report
Jessup Project
Churchill County, Nevada USA

Prepared for

Rye Patch Gold Corp.



December 7, 2007

Steven Ristorcelli, R. P. Geo.
Paul Tietz, C. P. Geo.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDICES

1.0 SUMMARY

1.1 Introduction and Property Location

Rye Patch Gold Corp. ("Rye Patch") requested that Mine Development Associates ("MDA") prepare a Technical Report for their Jessup property located in northwestern Nevada, U.S.A. Steven Ristorcelli, P. Geo., and Paul Tietz, C. P. Geo. prepared this report. This report was originally prepared for the prior operator but was never reported publically. The information in the present report is current as of February 7, 2007, with the exception of the land and history sections that have been updated and are current as of the December 7, 2007 date of this report.

The Jessup mining district is located in the southern Trinity Range, approximately 63 mi northeast of Reno, Nevada. Rye Patch's project area consists of 203 unpatented lode mining claims and one patented mining claim that cover about 5.5mi^2 in a checkerboard pattern in all or portions of Sections 8, 16, 18, and 20, T24N, R28E, and part of Sections 12 and 24, T24N, R27E, Mount Diablo Base and Meridian. Rye Patch acquired interest in the Jessup claim group from Pan-Nevada through an Acquisition Agreement dated August 20, 2007 and three subsequent Assignment and Assumption Agreements with the underlying claim holders completed in September and October, 2007. Under these agreements, Rye Patch assumed Pan-Nevada's leases covering a total of 94 unpatented claims and the one patented claim and acquired the 36 unpatented claims staked by Pan-Nevada in 2006. Rye Patch staked an additional 73 unpatented claims in 2007.

1.2 Geology and Mineralization

On the Jessup property, a series of Tertiary bimodal (andesite/rhyolite) volcanic and lacustrine sedimentary rocks overlies metamorphosed basalts and quartzo-feldspathic sandstones thought to be Triassic/Jurassic in age. Younger rhyolite flows, domes, and dikes were emplaced along what appears to be a ring-fracture system of a caldera within the Jessup district. The Tertiary fine-grained lacustrine rocks, and minor pyrite-bearing chert, are interbedded within a thicker package of rhyolitic lapilli tuff, and these units host most of the disseminated mineralization at Jessup. Normal and oblique-slip faults found in the district were active at least during a pre-rhyolite phase, a post-rhyolite phase, and a post-mineralization phase.

Argillic, limonitic, and silicic alteration that post-dates the rhyolite is found on the property. Blanket-shaped argillic alteration, mostly localized within the rhyolite lapilli tuff, is the dominant alteration style throughout the Jessup mineralized area. A thick package of argillized rhyolite occurs in the San Jacinto area while near-surface argillization occurs throughout Central and North Jessup. Disseminated limonite (pyrite at depth) is found along a broad arc across the district but is most pronounced in the

Central and North Jessup areas. Silicification occurs throughout the district but is more local, restricted to particular structures, and is often accompanied by at least traces of gold.

Volcanic-hosted, epithermal gold and silver mineralization occurs at Jessup and, like the alteration, is both lithologically and structurally controlled. Both disseminated mineralization and fracture-controlled vein mineralization are present. Lapilli tuff and siltstone are the predominant hosts with minor, often structurally controlled, mineralization occurring within the underlying andesite. Low-grade disseminated mineralization, which volumetrically comprises the great majority of Jessup mineralization, has been identified in the San Jacinto and the North and Central Jessup areas. Three types of distinct vein systems have been reported within the project area: crystalline quartz veins generally less than three-feet wide with narrow selvages of argillized wall rock; chalcedonic quartz veins with minor crystalline quartz that are up to ten feet wide associated with extensive argillization and locally pervasive silicification; and silica-healed breccias forming veins up to eight feet wide along fracture/fault zones. Within the disseminated mineralization, gold-silver grade is often directly associated with the intensity of silicification. The silicification can occur as localized pervasive flooding or as a fine stockwork of silica veining within the argillized wall rock. Recent 2006 drill results in the North Jessup area have shown that extremely high-grade gold (> 1.0 oz Au/ton over a 5-ft interval) is associated with narrow (< 2-in. wide) chalcedonic quartz veins within only weakly mineralized, argillically altered, rhyolite lapilli tuff.

1.3 Exploration and Historic Resource Estimates

Exploration activity in the early 1900s focused on veins and breccias and may have resulted in production of about a thousand ounces of gold prior to 1940. At least seven mining companies or individuals have explored the Jessup property since the 1960s with no further production to date. In the late 1990s, Echo Bay Exploration Inc. ("Echo Bay") conducted the most extensive program, including the drilling of 123 reverse circulation ("RVC") holes and two core holes. In addition to drilling, there have been extensive sampling and trenching on the property as well as geologic mapping and geophysical surveying.

Pan-Nevada commenced exploration in 2006 and completed 53 holes for a total of 8,026 ft of mostly RVC drilling. Including the Pan-Nevada drill holes, 290 drill holes and 36 surface trenches, for a total footage of 106,935 ft, have been completed on the Jessup property.

Rye Patch reports that they have conducted no exploration on the property to date.

Several estimates have been made of the mineralized material or resources of gold and silver on the Jessup property. The most recent historical estimate was made by MDA in 1998 upon completion of Echo Bay's exploration program. MDA's reported resource at a 0.01 oz Au/ton cutoff grade, superseded by the estimate in the present report, was 8.4 million tons averaging 0.024 oz Au/ton and 0.25 oz Ag/ton, for a total mineral inventory of 241,000 Au equivalent ounces. While the overall estimated grade and tons of mineralized material are similar to the estimate of mineralized material reported in the present report, even with the new drilling, the currently defined resource within the constraints of Canadian Institute of Mining ("CIM") and NI43-101 criteria is now lower, due to low metallurgical recoveries in the unoxidized material mandating the use of a higher cutoff.

1.4 Metallurgy

Conclusions made from the metallurgical test work that exists are drawn from limited metallurgical data completed by previous operators.

Seventeen cyanide leach bottle roll tests have been completed by previous operators. Fifteen of the bottle roll tests were conducted on oxidized material, one test was on a sulfidic sample, and one used a mixed oxide/sulfide sample. The oxide material, and the one mixed sample, had similar recovery of over 70% and averaging 84% gold recovery. Silver recovery was much more variable and averaged less than 50%. Various feed sizes were tested, and the limited data appear to indicate that the recovery rates in oxide material are not dependent on the feed size. The one sulfide sample had a poor extraction rate (12% Au recovery).

In addition to the bottle-roll tests, there are 129 cyanide 8-hour leach tests conducted on sample pulps from various drill programs and an additional 60 cyanide 24-hour leach tests on minus 10 mesh drill-cuttings completed by Pan-Nevada, the previous operator. The results indicate good recoveries for the oxide material with recoveries dependent more on leach time than sample particle size. The sulfide recovery results were poor to moderate with recoveries dependent on particle size, *i.e.*, decreasing particle size has a positive affect on gold recovery. Eight-hour cyanide extraction of sulfidic pulp samples averaged 47% gold recovery, while the 24-hour extraction of minus 10 mesh sulfidic material averaged 20% gold recovery. This data, along with the single low bottle roll recovery result, indicates that the sulfidic material is not likely to be amenable to cyanide heap leach processes. Much more metallurgical work is required to better define the sulfidic material. Where analyzed, the sulfide often contains significant though highly variable amounts of arsenopyrite.

Because there are no column-leach tests, one cannot be certain how bottle-roll tests equate to leach pad recoveries, and one must not make the assumption that they are equal as bottle-roll tests generally overstate what would be leach pad recoveries. Further work should be done to define the metallurgical characteristics at Jessup, including column test work, identifying changes throughout the deposits, examining the relationship to oxidation, and determining the cause for the high reagent requirements.

1.5 Resource Estimation

The incentive for an updated resource estimate is for a first-time public disclosure of resources and to incorporate the latest drilling in 2006. The database currently defining the deposit and surrounding ground has 290 holes and 36 trenches totaling 106,935 ft. The Jessup assay database contains 17,436 gold assays and 17,238 silver assays.

The work done by MDA included building a geologic model on section, performing QA/QC analyses, making two site visits, and taking some surface samples, culminating in an estimated resource model. MDA constructed cross sections, spaced 50- to 100-ft apart through the entire resource area and surroundings and built a geologic model. Quantile plots of the gold and silver geochemical values were made to help define styles of mineralization. These geochemical breaks were used in the creation of distinct mineral domains to be used in resource estimation. Breaks were defined for gold at ~0.006 oz Au/ton and ~0.07 oz Au/ton. The oxide and mixed oxide/sulfide surfaces were modeled and made into 3D surfaces.

Overall, the mineralization style at Jessup, although poorly defined due to the preponderance of RVC drilling, consists of evenly disseminated or weak stockwork mineralization and some high-grade zones that are probably fracture or vein related. Compositing was done to 10-ft lengths (one-half of the final block size) honoring the mineral domains. Grades were estimated into each zone using composites from inside each shell. There are no *in situ* rock density measurements for the Jessup rocks so a best guess was made at values for the material being estimated considering oxidation, clay alteration and rock type. MDA used 13.5 ft^3/ton (2.37 g/cm^3), 14.0 ft^3/ton (2.29 g/cm^3) and 14.5 ft^3/ton (2.21 g/cm^3) for the tonnage factors.

The mineralization at Jessup is generally tabular and sub-horizontal in nature though a few internal higher-grade zones dip vertically. There are four deposits: San Jacinto, North Jessup, Central Jessup and Tosh Hill. The Jessup deposits have dimensions as follows:

- San Jacinto is 2000 ft long in an east-west direction with most of the mineralization lying between 4200 ft elevation and 4600 ft elevation. While much of the deposit is tabular, a higher-grade zone appears to be sub-vertical.
- Jessup (including Central and North) is 3000-ft long in a northwest direction, up to 1500-ft wide in the northeast direction. The deposits are all sub-horizontal within a 100-ft thick zone with individual zones rarely over 50-ft thick.
- Tosh Hill is a very small deposit about 500 ft by 200 ft in plan view but is composed of only a few thin gently dipping zones.

The block model for Jessup was constructed with blocks measuring 25 ft by 25 ft by 20 ft (high). Estimation used partial blocks based on long section interpretations. Due to uncertainty of trench sample quality and the lack of a detailed study, trench samples were used only on the final of three grade estimation runs and for very local estimation restricted to one block. MDA used the gold zones to also estimate silver. A separate and distinct silver model, albeit more appropriate, likely would not produce material differences.

MDA classified the Jessup resource in order of increasing geological and quantitative confidence into Inferred and Indicated categories to be in compliance with Canadian National Instrument 43-101. There are no Measured resources at Jessup because of a lack of some significant information. That missing information includes *in situ* density measurements and detailed QA/QC data. There is Indicated material because there have been multiple exploration campaigns by multiple companies, some of whom are well known. In addition, the previous operator contracted to have a detailed geologic model made, which has for the most part supported the previous and new estimates, and resurveyed many of the existing drill holes. The fact that the 2007 estimate resulted in similar grades and tons as the 1997 estimate for total mineralized material has added significant confidence to the estimate.

Because of the CIM requirement that a resource exist "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are deemed reasonable for deposits of this nature. As such, MDA considered gold prices and extractions costs and recoveries, albeit in a general sense, to determine the reported cutoff grade. The consequence of applying these criteria substantially reduces the mineralized material that can be reported as resource.

The undiluted Indicated and Inferred resources at Jessup are tabulated in Table 1.1. The stated resource is based on a gold grade cutoff of 0.01 oz Au/t for oxide, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all sulfidic mineralization. Multiple checks were made on the Jessup resource which confirmed the estimate as being reasonable.

Table 1.1 Jessup Undiluted Resource Tabulation

Cutoff (oz Au/t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold Equivalent Ounces	Class
Variable	5,423,000	0.022	120,000	0.31	1,655,000	154,000	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	27,000	Inferred

Gold Equivalent Ounces = Gold Ounces + (Silver Ounces/50)

An important observation made to the reader is the relatively small size of the reported resource as compared to the total mineralized domain. Total mineralized material at a cutoff of 0.01 AuEq/t is 11,693,000 tons grading 0.021 oz AuEq/t for 240,000 oz AuEq, or 0.02 oz Au/t for 185,000 oz Au and 0.24 oz Ag/t for 2,759,000 oz Ag. The impact of diluting to 20 ft is not immaterial but does represent likely the worst case for dilution. At 20-ft dilution, the resource drops metal content by 17% at the same cutoffs (Table 1.2).

Table 1.2 Jessup Diluted Resource Tabulation

Cutoff (oz Au/t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold Equivalent Ounces	Class
Variable	4,916,000	0.021	103,000	0.29	1,450,000	132,000	Indicated
Variable	931,000	0.016	15,000	0.21	198,000	19,000	Inferred

1.6 Conclusions and Recommendations

MDA believes that the Jessup project is a property of merit whose principal asset is a well-defined resource, a fact exemplified by the similarity of previous estimates of total mineralized material to the current estimate. Prior to development and upgrading the classification to Measured, the resource will require significant work including metallurgy, density sampling, detailed QAQC, sample integrity work, and heterogeneity studies.

Further drilling within the resource area would likely not materially change the estimated grade and tons of estimated mineralized material so drilling outside the resource area would be required to find new resources. Therefore, MDA believes that the emphasis of further work at Jessup should be aimed at exploration rather than development of the existing resource. It is suggested a drill program of about 5,000 ft of core drilling be done. If resource upgrading were needed, that work would include *in situ* density studies, a few core holes to validate the model, metallurgical sampling and studies, metallic screens, re-logging core and cuttings by a single geologist, and assessing the sample integrity issues noted in Section 14. Overall, a budget of about $300,000 is recommended for these suggested tasks.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

In 2007, Rye Patch Gold Corp. ("Rye Patch") requested that Mine Development Associates ("MDA") prepare a Technical Report for the purpose of reporting a resource estimate completed using new drill data obtained by the previous operator in 2006. The Technical Report was to be compiled in compliance with Canadian National Instrument 43-101. The Technical Report was written in compliance with disclosure and reporting requirements set forth in the TSX Venture Exchange ("TSX-V") Policies, National Instrument 43-101, and Companion Policy 43-101CP, and Form 43-101F1. The owner and operator of the Jessup Project at the time of writing this report is Rye Patch.

This report, including estimation of the resource, was completed for Pan-Nevada Gold Corporation ("Pan-Nevada"), but through acquisitions the Jessup property was acquired by Rye Patch before the report was made public. MDA's work on this report is current up until February 7, 2007 with the exception of the land and history sections that have been updated to reflect the subsequent acquisitions. The land and history sections are current as of the date of this report.

This is the second work MDA and its associates have had with the project. In February 1998, MDA completed a resource estimate for Americomm Resources Corporation, a prior operator on the property, whose results were reported in Ristorcelli and Read (1998).

The purpose of the present report is to describe the property as known from prior exploration and to present the results of a new resource estimate based on recent drilling by Pan-Nevada. Steven Ristorcelli, R. P. Geo., Principal Geologist of MDA, and Paul Tietz, C. P. Geo., Senior Geologist of MDA, made several visits to the property in April and May, 2006. Data and technical reports from previous operators, to the extent available as described below, were reviewed relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, interpretations, resources, and metallurgy.

The authors of the report are Steve Ristorcelli, R. P. Geo. of MDA ("Ristorcelli") and Paul Tietz, C. P. Geo., Senior Geologist of MDA ("Tietz"). Both authors have participated in all aspects of this report.

This report is intended to provide Rye Patch a summary of the Jessup project, including the resource estimate, an independent opinion as to the technical merits of the project, and a guide to further exploration through recommendations and a budget. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that Rye Patch may use it for any lawful purpose to which it is suited. This is a technical report, and the use of some technical terms is unavoidable.

2.2 Terms of Reference

MDA is not associated or affiliated with Rye Patch. Any fees paid to MDA for the work done or for preparation of this Technical Report are not dependent in whole or in part on any prior or future

engagement or understanding resulting from the conclusions of this report. The fees are in accordance with industry standards for work of this nature.

This report draws on information provided in other geological and technical reports listed in the References section of this report (Section 21.0). In addition, the report is based in part on personal communications with the previous operator, Pan-Nevada, and with Rye Patch. The writers have carefully reviewed all of the information provided by Rye Patch and believe the information to be reliable.

2.3 Definitions

Frequently used acronyms and abbreviations are given below:

AA	atomic absorption spectrometry
Au	gold
Ag	silver
BLM	U.S. Department of the Interior, Bureau of Land Management
checkerboard pattern	the railroad was granted alternating sections (square miles)
CIM	Canadian Institute of Mining, Metallurgical, and Petroleum
°F	degrees Fahrenheit
FA-AA	fire assay with an atomic absorption finish
ft	foot or feet
in.	inch
NSR	net smelter return
opt	troy ounces per short ton
oz Au/t	troy ounces gold per short ton (oz/ton)
oz Ag/t	troy ounces silver per short ton (oz/ton)
RVC	reverse circulation drilling method
ton	short ton

3.0 RELIANCE ON OTHER EXPERTS

This report, of necessity, makes use of information originated by geologists and personnel in the employ of previous operators on the Jessup property. The authors have visited the property, collected enough samples to verify that mineralization of the character described exists, and verified that the geology as seen in the field is consistent with the geology described herein. Nevertheless, the authors have made extensive use of information contained in geological reports prepared by other geoscientists, as listed in Section 21.0. Sources of information are acknowledged throughout the text where the information is used. None of the reports cited contain authors' certificates. The authors have not determined, nor is it practical for them to determine, who if anyone amongst the authors of the reports they have used may be a Qualified Person as defined in NI 43-101.

Section 4.0 of this report contains information relating to mineral titles, permitting, regulatory matters and legal agreements. The authors are not legal or regulatory professionals. Where appropriate within the report, citations are made to information obtained from other experts, with the full reference given in Section 21.0. In particular, MDA has relied on land and title information from Thompson, R. K., 2006 and Erwin, T.P., 2007. Rye Patch contracted with Erwin for an updated title report which was then provided to MDA by Rye Patch. Erwin's (2007) title opinion is dated November 15, 2007. The information in the report concerning these matters is provided as required by Form 43-101F1 but is not a professional opinion of the authors. In addition, MDA relied on Enviroscientists, Inc. for an assessment of the environmental and permitting aspects of the project. The individuals and documents that the authors consulted in compiling that information are identified in Section 4.0 where their information is used.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Jessup (formerly called White Canyon) district is located in northwestern Nevada in the southern Trinity Range of Churchill County, approximately 63 mi northeast of Reno, Nevada (Figure 4.1). The project lies just northwest of Interstate 80, about 26 mi southwest of Lovelock, in the west-central portion of T24N, R28E and adjacent T24N, R27E., Mount Diablo Base and Meridian. It is located less than ten miles southeast of 40° N latitude, 119°W longitude on the Jessup and White Plains 7.5' topographic quadrangles.

4.2 Land Area

Rye Patch's Jessup project consists of 203 unpatented lode mining claims (91 "Snowwave claims," three "Mough claims," 36 "TR claims," and 73 "JD claims") and one patented mining claim ("Mabel B claim") in Churchill County, Nevada, that cover about 5.5mi^2 in a *checkerboard pattern*. The unpatented claims are administered by the US Department of Interior, Bureau of Land Management ("BLM") on federally owned lands.

Newmont Mining Corporation ("Newmont") owns the alternate sections, which they acquired in their takeover of Santa Fe Pacific Gold ("Santa Fe"). The Newmont ground is not part of Rye Patch's Jessup property.

4.3 Mining Claim Description

The BLM administers the lands in the Jessup area under the Federal Land Policy and Management Act of 1976. Rye Patch's mining claim group comprising the Jessup project covers all or portions of Sections 8, 16, 18, and 20, T24N, R28E, and part of Sections 12 and 24, T24N, R27E, Mount Diablo Base and Meridian. Figure 4.2 shows the location of the claims comprising the Jessup project and the areas of defined gold resources. Four groups of unpatented claims and one patented claim make up the Jessup project area. A list of the claim names and BLM recordation information is presented in Appendix A.

MGC acquired Pan-Nevada in early 2007 thereby gaining control of Jessup. Rye Patch acquired interest and title to the Jessup mining claim group from Midway Gold Corporation ("MGC") under an Acquisition Agreement dated August 20, 2007 and three subsequent Assignment and Assumption Agreements between Rye Patch, Pan-Nevada, and the underlying claim holders completed in September and October, 2007. As stated in Erwin's (2007) title opinion "*Pan-Nevada assigns and conveys to Rye Patch its right, title and interest in and to the Pan-Nevada claims, the Snowwave lease, the Mough lease and the Victory lease in accordance with the Acquisition Agreement.*" An earlier title opinion by Thompson (2007) describes in greater detail the previous agreements between Pan-Nevada and the underlying claim owners.

The 91 Snowwave unpatented claims (Appendix A) are leased by Rye Patch as described in Section 4.4.1 below. These claims are located in the south half of Section 8, south half of Section 16, all of Section 18, and north half of Section 20, T24N, R28E and the northeast corner of Section 24, T24N,

R27E. Title opinions by Thompson (2007) and Erwin (2007) on these claims is described in Section 4.4.1 below. Consulting Landman J. Michael Perry (2007a) indicates that MGC "*has paid the 2008 federal claim maintenance fees due on or before September 1, 2007 and the notice(s) of intent to hold.*"

The three unpatented Mough claims (Alma, Mining Lady, and Priester claims; listed in Appendix A) are leased by Rye Patch as described in Section 4.4.2 below. They are located in a northeast-trending claim block in the southwest corner of Section 18, T24N, R28E, largely surrounded by the Snowwave claims. A title opinion by Erwin (2007) on these claims is described in Section 4.4.2 below. Consulting Landman J. Michael Perry (2007a) indicates that "*The required annual filings (maintenance fee payments/notices of intent to hold) regarding the subject claims appear to have been timely filed with the Nevada State BLM Office and Churchill County Recorder.*" MGC paid the Mining Claim Maintenance Fee for the 2007-2008 year.

The unpatented TR claims (TR-1 through TR-36) were staked by Pan-Nevada in February 2006. Rye Patch acquired Pan-Nevada's interest in the TR claims through the Acquisition Agreement dated August 20, 2007 as stated in Erwin" (2007) title opinion. TR-1 through TR-18 are located in the east half of Section 12, T24N, R27E. TR-19 through TR-36 are located in the south half of Section 20, T24N, R28E. According to a title opinion by Thompson (2006), "*the claims have been located in accordance with State and federal mining law, and the title condition is presently good.*" Federal claim maintenance fees for the 2007-2008 assessment year ending on September 1, 2008 have been paid by MGC (Perry, 2007a).

The 73 unpatented JD claims (JD-1 through JD-73) were staked by Rye Patch on September 7 and 8, 2007. The claims were surveyed by T&T Exploration L.L.C. and filed with the Churchill County Recorder and Nevada BLM Office by J. Michael Perry, Consulting Landman (Perry, 2007b; G.I.S. Land Services, 2007). The JD- claims are located in the west half of Section 12 and part of the north half of Section 24, T24N, R27E and in the north half of Section 8 and north half and portion of the southeast quarter of Section 16, T24N, R28E.

The single patented claim (Mabel B) lies in the same northeast-trending block as the Mough claims in the southwest corner of Section 18, T24N, R28E. A title opinion by Erwin (2007) on these claims is described in Section 4.4.3below. Erwin (2007) refers to this lease as the "Victory Lease".

Figure 4.1 Location Map


Railroad
OREGON
IDAHO
UTAH
ARIZONA
Lakeview
McDermitt
Twin Falls
Burley
Alturas
Winnemucca
Wells
Elko
Battle Mountain
Susanville
Lovelock
Jessup
Austin
Eureka
Ely
Sparks
Reno
Carson City
Hawthorne
Tonopah
YOSEMITE NATIONAL PARK
Yosemite NP
Merced
Bishop
KINGS CANYON NATIONAL PARK
Madera
Fresno
Independence
Lone Pine
Beatty
Caliente
Cedar City
St. George
Indian Springs
Overton
Las Vegas
Henderson
LAKE MEAD NATIONAL RECREATION AREA
Visalia
Tulare
DEATH VALLEY NATIONAL MONUMENT
Delano
Paso Robles
Morro Bay
San Luis Obispo
Bakersfield
Ridgecrest
Barstow
Needles
Kingman
Santa Maria
Rye Patch Gold Inc.
Jessup Project
Location Map
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada

Figure 4.2 Jessup Claims of Rye Patch Gold


North Jessup deposit
Central Jessup deposit
San Jacinto deposit

4.4 Agreements and Encumbrances

4.4.1 Snowwave Claims

Much of the Jessup property controlled by Rye Patch is made up of 91 unpatented lode mining claims previously held by Alexander von Hafften and leased by him to various operators as described in Section 6.1 below. Upon von Hafften's death, ownership of the claims passed to his estate, then to Sierra Denali Minerals, Inc., and then to Snowwave, Inc. ("Snowwave") of Thornton, Colorado – the present owner of the 91 claims (Appendix A, Snowwave Claims). The terms of sale of the claims to Snowwave included reservation of a 1.6% Net Smelter Returns ("NSR") production royalty to Sierra Denali Minerals. Thompson's (2007) title opinion chronicles the extensive legal history of the various claim groups that make up Snowwave's claims. Thompson (2007) concludes that "*the claims have been located in accordance with State and federal mining law, and the title condition is presently good*" and that "*the owner of record is Snowwave, Inc., subject to a reservation of one and six-tenths percent (1.6%) Net Smelter Returns production royalty to Sierra Denali Minerals, Inc. ("Sierra Denali Minerals Royalty").*" Federal claim maintenance fees for the 2007-2008 assessment year ending on September 1, 2008 have been paid for all 91 claims (Perry, 2007a).

Thompson (2007) continues:

> *"This office has been provided with an unrecorded "Mining Lease and Agreement," dated January 1, 2006, by and between Snowwave, Inc., a Colorado corporation (as "Lessor") and Sunrise Land & Minerals, Inc., a Nevada corporation (as "Lessee") by which Snowwave leases the claims to Sunrise Land & Minerals for a period of thirty years unless sooner terminated. The Agreement also contains an Option to Purchase the property.*
>
> *This office has been provided with a copy of an "Option Agreement-Jessup Property-Churchill County Nevada," dated May 12, 2006 by which Sunrise Land & Minerals, Inc. granted to Pan-Nevada Gold Corporation, formerly Castleworth Ventures Ltd., an irrevocable option to acquire all of Sunrise's right title and interest in the Property. This Letter Agreement expanded upon and replaced an Agreement dated November 17, 2005 between Sunrise Land & Minerals and Castleworth Ventures Ltd. This Option was effective November 17, 2005 and remained open until November 17, 2006. By the terms of the Option, Pan-Nevada was to deliver to Sunrise a Promissory Note, a Security Agreement, and a Notice of Option Exercise, together with the first payment in the amount of US$2000,000.00* [sic] *on or before November 17, 2006.*
>
> *This office has also been provided with an Estoppel Certificate dated January 3, 2007, executed by Richard Forrest, President of Sunrise Land & Minerals, Inc. stating that the required documents and payments necessary for Pan-Nevada Gold Corporation to exercise the Option dated May 12, 2006, described above have been received, and the Option has been exercised and is in good standing and in full force and effect."*

MDA has summarized the lease agreement between Sunrise Land & Minerals, Inc. and Snowwave. Advance Royalty payments, credited to Production Royalty payments, must be paid by Sunrise and are:

$5,000 monthly during 2006;
$6,000 monthly during 2007;
$7,000 monthly during 2008;
$8,000 monthly during 2009; and
$9,000 monthly thereafter.

In addition, Sunrise must pay a Production Royalty of
1.0% NSR when average quarterly gold price is <$350/oz
1.5% NSR when average quarterly gold price is $350.01-450.00/oz
2.5% NSR when average quarterly gold price is $450.01-500.00/oz
3.5% NSR when average quarterly gold price is >$500.01/oz.

Sunrise has on Option to Purchase Snowwave's interest in the property, subject to the underlying royalty to Sierra Denali Minerals Inc., for an amount ranging from $2,000,000 to $3,000,000 depending upon when the Option is exercised, less all previously paid advance and production royalties.

Erwin's (2007) title opinion reviewed the Snowwave lease agreements along with Thompson's (2007) title opinion. Based on these documents, along with the August, 2007 Acquisition Agreement between Rye Patch and Pan-Nevada, and a subsequent October 5, 2007 Assignment and Assumption Agreement, Erwin states that "*Title to the Snowwave Claims is vested in Snowwave, Inc., a Colorado corporation, subject to the 1.6% net smelter returns royalty reserved by Sierra Denali Minerals Inc. and the Snowwave Lease. The leasehold interest under the Snowwave Lease is held by Rye Patch Gold (US) Inc.*"

4.4.2 Mough Claims

A northeast-trending block of four claims, three of them unpatented and one patented, extends across the southwest quarter of Section 18, T24N, R28E, surrounded by the Snowwave claims on all but its southwest corner. The three unpatented claims are owned by David Mough and Jody Ahlquist-Mough ("Mough claims") (Appendix A: Mough Claims). Rye Patch leases these three claims from the Moughs under a 30-year lease dated February 1, 2006. Rye Patch assumed the lease under the Acquisition Agreement with Pan-Nevada and subsequent Assignment and Assumption Agreement dated September 27, 2007.

Under the terms of the lease, Pan-Nevada paid the Moughs $6,000 upon execution of the agreement and agreed to pay additional annual Advance Royalty payments as follows:
$7,000 on the first anniversary of the agreement's execution
$8,000 on the second anniversary
$9,000 on the third anniversary
$10,000 on the fourth and subsequent anniversaries.

All Advance Royalty payments are credited to Production Royalty payments. Pan-Nevada agreed to pay a Production Royalty of 2% NSR. Under the lease agreement, Rye Patch, through Pan-Nevada, has an Option to Purchase half of the Moughs' royalty interest (1%) in the property at any time the agreement is in place for $1,000,000.00, less all advance and production royalties previously paid.

Erwin (2007) has reviewed a copy of the signed lease agreement between Pan-Nevada and the Moughs and based on the recitations of ownership of title to the Mough Claims in the Mough Lease, states that " *Title to the Mough Claims is vested in David C. Mough and Jody Alquist-Mough subject to the Mough Lease. The leasehold interest under the Mough Lease is held by Rye Patch Gold (US) Inc.*" Erwin's (2007) title opinion also states that "*We have not reviewed reports of title for the Mough claims*"

4.4.3 Mabel B Claim

In the northeast-trending block of four claims described in Section 4.4.2, the patented claim is called the Mabel B and is owned by Victory Exploration (Appendix A; Mabel B Claim). Rye Patch leases this claim from Victory Exploration under a 20-year lease dated May 9, 2006. Under the terms of the lease, Pan-Nevada paid Victory Exploration $2,500 upon execution of the agreement and agreed to pay additional annual Advance Royalty payments as follows:

$5,000 on the first through fourth anniversaries of the agreement's execution;
$10,000 on the fifth through ninth anniversaries;
$20,000 on the tenth through fourteenth anniversaries; and
$30,000 on the fifteenth and all subsequent anniversaries.

All Advance Royalty payments are credited to Production Royalty payments. Pan-Nevada agreed to pay a Production Royalty of 5% NSR. Rye Patch, through Pan-Nevada, has an Option to Purchase the Mabel B claim and half of Victory Exploration's royalty interest (2.5%) in the property at any time during the first five years (by the fourth anniversary) of this lease for $250,000.00.

Erwin (2007) has reviewed a copy of the signed lease agreement between Pan-Nevada and Victory Exploration Inc., and based on the recitations of ownership of title to the Victory Claim in the Victory Lease, states that "*Title to the Victory Claim is vested in Victory Exploration Inc., a Nevada corporation, subject to the Mough Lease. The leasehold interest under the Victory Lease is held by Rye Patch Gold (US) Inc.*" Erwin's (2007) title opinion also states that "*We have not reviewed reports of title for the Victory claims*"

4.5 Environmental Liability

Enviroscientists, Inc. (2006) prepared a report on site conditions, permits, and environmental liabilities at the Jessup property. According to that report, "*The existing site conditions do not identify any substantial environmental liability. The only mining activity occurred early in the 20th century. The few mine shafts observed are all fenced and posted with warning signs.*"

The revised 43 Code of Federal Regulations ("CFR") 3809 notice-level regulations require bonding of disturbance under five acres. According to Environscientists, Inc. (2006), "*Pan-Nevada Gold is permitted to disturb 4.5 acres under Notice #N81476.*" In addition, Enviroscientists, Inc. (2006) reported that "*currently, there are no other active permits for mineral exploration or mining operations in the Jessup area (personal communication November 28, 2006 with Fred Holzel, Winnemucca BLM Mineral Lead). Based on a search of the BLM LR2000 database, there are no active or inactive rights-of-way in the Project area.*"

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

The Jessup project is located in Churchill County, Nevada, approximately two miles northwest of Interstate 80, about 63 miles northeast of Reno and 26 miles southwest of Lovelock. From the I-80 Jessup exit, access to the property is north via a dirt road up Jessup Wash for about two to four miles from the highway.

5.2 Climate

The climate in this part of northwestern Nevada is semi-arid and moderate. Annual rainfall in the region ranges from up to about 20 in. in the mountains to only about six inches in the valleys, with most precipitation occurring during the winter (Johnson, 1977). Flash flood conditions can occur during late summer. In the summer, the average temperature is usually in the 70s but can reach as high as 100° in the valleys. Average winter temperatures are usually in the 30s to 40s but can fall below zero (Johnson, 1977). The climate is conducive to year-round mining activity; however, freezing winter temperatures would need to be considered in the design of any heap-leach processing system.

5.3 Local Resources and Infrastructure

Lodging, supplies, and labor are available in Lovelock, a town of approximately 2,400 population located about 26 miles northeast of the project. Access to transportation from the Jessup property is excellent. The main line of the Union Pacific Railroad is less than ten miles southeast of the Jessup district, and Interstate 80 is just two miles south of the property.

There is sufficient flat ground east and south of the Jessup project area for mining infrastructure, though some agreements might need to be made with Newmont, the owner of the checkerboard ground. The nearest springs and wells are about 13 miles from the property (Payne, 1967). Gesick (1998) recommended actively seeking a water source for future mineral processing, including investigating the possibility of water in gravels in Section 28, T24N, R28E.

5.4 Physiography

The Jessup project is located in the southwestern end of the Trinity Range, a broad northeast-trending range of the Basin and Range Province. In the vicinity of the Jessup mining district, elevations range from about 4200 ft to about 5400 ft with generally low to moderate relief. Relief on the property itself is about 200 ft. Vegetation is sparse and treeless. Small brush, predominately sagebrush but including saltbrush and bitterbrush, characterizes the limited vegetation.

6.0 HISTORY

6.1 Exploration and Mining History

The Jessup district was discovered in 1908 by Frank Jessup and L.H. Murray. Prior to World War I, a number of shafts were sunk, including the Mohawk to a depth of 200 ft, the Valley King to a depth of 150 ft, and the Gold King to a depth of 150 ft with 500 ft of drifts in the central part of the district (Payne, 1967; Lawrence, 1974). Several carloads of ore reportedly averaging five ounces of gold per ton or better were shipped in 1908 (Vanderburg, 1940). The most extensive underground workings were developed at the San Jacinto mine, where the main shaft extends to 200 ft below the surface. Reportedly, two levels and four sub-levels were developed to access high-grade pockets of ore (Winter, 1992). The workings explored narrow quartz veins, quartz breccias, and clay gouge zones with pods of high-grade gold (Wallace, 1982). Activity continued sporadically through 1940 with a total of perhaps a thousand ounces of gold production (Vanderburg, 1940). There is no record of production from the district since that time.

During the 1960s and 1970s, the first modern exploration in the Jessup district was conducted by Great Basin Exploration Company ("Great Basin"), a business of Alexander von Hafften, the original owner of most of the unpatented claims now leased by Rye Patch. Great Basin's work included soil sampling and geologic mapping (Payne, 1967; Hughes, 1968; Winter, 1992; Ristorcelli and Read, 1998). Additional geochemical and geophysical surveying was conducted from 1968 through 1973 (Lawrence, 1974). Great Basin drilled one shallow rotary hole in the Central Jessup area.

Sometime during the 1960s, an unknown operator drilled three holes on the property for which there is no information (Wallace, 1982). Simplot Industries of Boise, Idaho excavated numerous trenches across the property in the middle 1960s or 1970s; results from sampling of these trenches were not available to MDA.

Occidental Minerals Corporation ("Occidental"), a division of Occidental Petroleum, conducted surface sampling and large-scale geological mapping at Jessup culminating in the drilling of 13 (possibly conventional) rotary drill holes during 1981, primarily in the Central and North Jessup areas with one in the San Jacinto area. Occidental excavated and/or sampled at least three trenches, apparently near the town site of Jessup.

Cordex Syndicate ("Cordex") explored the property during 1982-1983 by geologic mapping of the entire district, reconditioning the San Jacinto shaft and mapping and sampling the underground workings, and thoroughly sampling the southern half of the district (Wallace, 1982; Ristorcelli and Read, 1998; Winter, 1992). Results of this work were encouraging enough to warrant a drill program. Forty-two vertical and angle rotary holes were drilled in the San Jacinto West, San Jacinto, San Jacinto South, Central Jessup, North Jessup, Mining Lady, and Tosh Hill areas. An underground resource estimate based on the underground sampling in the San Jacinto Mine was apparently calculated by Cordex. Cordex dropped the property in 1983.

Santa Fe Mining, Inc. was active in the district in 1985-1986 (Wittkopp, 1985, 1987; Dixon, 1986; Ristorcelli and Read, 1998; Winter, 1992). Santa Fe remapped the district and conducted a limited

sampling program. A total of 23 reverse circulation ("RVC") holes were drilled, with 16 of the holes located within the current project boundary. Included within this drill program was the first relatively high-grade hole for the project, JSF-14. Santa Fe dropped the property in 1987.

Draco Gold Mines ("Draco") of Tucson, Arizona, held a lease on the property during 1988 and 1989 but did little work. Amax became involved in the property during the spring of 1989 through a takeover of Draco (Wurtz, 1989, 1990; Ristorcelli and Read, 1998; Winter, 1992). In addition to detailed mapping and sampling, Amax excavated, mapped, and sampled 11 trenches in the San Jacinto and Central Jessup areas and sampled and assayed another seven trenches excavated by previous operators. In July 1990, they drilled 11 RVC angle holes. Amax relinquished the property in 1990.

In 1991, Southwestern Gold Corporation optioned the property and held it for two years (Baughman and Paterson, 1992, 1993; Winter, 1992; Cannuli, *et al.*, 1992; Ristorcelli and Read, 1998). They conducted trenching and RVC drilling in addition to mapping, rock-chip sampling, and geophysical surveying. Preliminary metallurgical bottle-roll tests were performed on samples from the Central Jessup and San Jacinto West areas (see Section 16.0 for details).

Tulsa-based Americomm Resources Corporation ("Americom") acquired the interests of Southwestern Gold, including the Jessup property. Americomm continued leasing the property and in 1996 entered into a joint venture with Echo Bay Exploration Inc. ("Echo Bay"). Echo Bay compiled a database of all available drill data from previous drilling, conducted soil sampling, drilled the pediment for geochemical samples and for testing the shallow bedrock, and drilled two core holes to verify mineralization previously encountered in two RVC holes (Emmons, 1997a, b, c; Ristorcelli and Read, 1998). Starting in February 1997, Echo Bay drilled approximately 40,475 ft in 123 RVC drill holes, with EXJ-78 being the last hole drilled late in 1997. Bottle-roll metallurgical tests performed on seven drill cuttings composite samples are described in Section 16.3. Echo Bay's work identified new mineralized areas in the North Jessup and West San Jacinto areas in addition to several isolated well-mineralized intersections elsewhere on the property (Gesick, 1998). Americomm asked MDA to estimate gold and silver resources for the Jessup project; this was completed in 1998 (Ristorcelli and Read, 1998). In 1999, Americomm dropped the property. No further exploration was done on the property until drilling by Pan-Nevada.

The Jessup property again became available for lease in 2005 and was leased by Castleworth Ventures, whose name was changed to Pan-Nevada Gold Corporation ("Pan-Nevada"), in late 2005. Pan-Nevada initiated a drilling program in April, 2006, to expand the limits of potentially minable mineralization. Their exploration efforts are more fully described in Section 10.1.8. MDA prepared a resource estimate for Pan-Nevada that was reported in February 2007 but was never published. Pan-Nevada was acquired by Midway in early 2007, and then Rye Patch acquired the Jessup property from Midway in August 2007. Midway and Rye Patch report that they have not conducted any exploration at Jessup.

6.2 Historic Resource Estimates

Apparently during Cordex's tenure on the property, a resource estimate around the underground workings was completed on the San Jacinto mine. That estimate, calculated from assays and volumes determined by sampling the underground workings at San Jacinto with length-weighted grades across 50-ft widths, defined a resource of some 250,000 tons grading 0.092 oz Au/t for a total of 23,000 ounces

(Ristorcelli and Read, 1998). A tonnage factor of 12 ft^3/ton was used in the calculations. Later nearby drilling did not confirm the grades and tonnage in the area (Ristorcelli and Read, 1998).

A mineral inventory was calculated for Southwestern Gold in 1992 (Winter, 1992) from trench data, surface sampling, and drilling at the San Jacinto mine, San Jacinto South, and Central Jessup areas. Using a cut-off grade of 0.008 oz Au/t, a tonnage factor of 12.3 ft^3/ton, vertical sections, and ore volumes projected halfway to adjacent sections, a total estimated mineral inventory for the three areas was 1,491,600 tons containing 52,000 oz gold and 550,000 oz silver (Winter, 1992; Gesick, 1998). This inventory is contained within the subsequent resource estimate made by MDA in 1998.

MDA estimated a gold and silver resource estimate for the Jessup project in 1998 at the request of Americomm (Ristorcelli and Read, 1998). The reported resource is presented in Table 6.1. This historic resource estimate does not fulfill all the current requirements of NI 43-101 in that economic factors (primarily differing metallurgical recoveries) were not used in the determination of variable cut-off grades for the oxide and sulfide components of the estimated resource. MDA used 13 ft^3/ton for material in the San Jacinto area and 15 ft^3/ton for material in the Jessup area. Using the economic parameters shown in Table 6.2, MDA estimated potentially minable material as shown in Table 6.3. "Potentially minable material" as used by Ristorcelli and Read (1998) refers to that estimated material ("resource") lying within the limits of pit optimization cones and which could be economically processed and recovered. Ristorcelli and Read (1998) noted:

> *"The San Jacinto's potentially minable material is small due to a larger percentage of unoxidized material."*
> ...and...
> *"The Jessup deposits are defined to the point that no significant changes are expected in the drilled areas if more data was obtained. Where the data is lacking in certainty, the numerous drill campaigns and number of drill holes adds much confidence to the estimate. MDA feels however, that the following deficiencies detract from the confidence and must be resolved before the project is advanced to the next stage of development:*
>
> *1) Density: Insufficient data;*
> *2) Metallurgy: Insufficient data;*
> *3) Check Sampling: Insufficient data;*
> *4) Hole Locations: Several drill campaigns' holes were not definitively located; and*
> *5) Geology: The geologic descriptions from differing campaigns and RVC drilling make interpretations difficult.*
>
> *A small underground evaluation completed in 1986 suggests that there might be additional higher-grade material in the San Jacinto area that was not recognized by the exploration drilling."*

No effort was made to eliminate the mined material from the estimated resource described in this report as it was considered to be minimal.

Table 6.1 Jessup Gold and Silver Resource Summary (oxidized and unoxidized)

Jessup Indicated Gold and Silver Resources*

Cutoff oz Au/t	Area	Tons	Au (oz/t)	Total Ag (oz/t)	Au Oz	Ag Oz	Total Equivalent Ounces Tons	AuEqOz (oz/t)	AuEqOz
0.010	Jessup	2,920,231	0.026	0.28	75,300	811,700	2,920,231	0.031	91,500
	San Jacinto	5,456,333	0.023	0.23	125,000	1,245,000	5,456,333	0.027	149,900
	Total	8,376,564	0.024	0.25	200,300	2,056,700	8,376,564	0.029	241,400
0.020	Jessup	1,380,322	0.040	0.35	54,700	485,900	1,380,322	0.047	64,400
	San Jacinto	2,307,858	0.036	0.28	82,400	653,900	2,307,858	0.041	95,500
	Total	3,688,180	0.037	0.31	137,100	1,139,800	3,688,180	0.043	159,900
0.025	Jessup	977,924	0.047	0.40	46,000	386,300	977,924	0.055	53,700
	San Jacinto	1,512,085	0.043	0.34	64,900	519,000	1,512,085	0.050	75,300
	Total	2,490,009	0.045	0.36	110,900	905,300	2,490,009	0.052	129,000
0.050	Jessup	129,819	0.136	0.89	17,600	115,200	129,819	0.153	19,900
	San Jacinto	323,718	0.074	0.58	23,900	186,500	323,718	0.085	27,600
	Total	453,537	0.092	0.67	41,500	301,700	453,537	0.105	47,500

* Gold to Silver Ratio is 50

(From Ristorcelli and Read, 1998)

Table 6.2 Pit Optimization Parameters

(From Ristorcelli and Read, 1998)

Gold Price	\$300, \$350, and \$400
Silver Price	\$6, \$7, \$8
Recovery – Gold: Oxide	70%
Recovery – Gold: Unoxidized	10%
Recovery – Silver: Oxide	35%
Recovery – Silver: Unoxidized	20%
Mining Cost Per Ton	\$1.00
General and Administrative per Ton Ore	\$1.00
Processing (Heap Leach)	\$3.00
Pit Slopes	50°

Table 6.3 Jessup Potentially-Minable Material
(From Ristorcelli and Read, 1998)

Jessup Project Minable Material at $300 per Ounce of Gold

Jessup Deposit Minable Material					
Cutoff Grade	0.000	0.015	0.020	0.050	0.100
Tons	1,967,000	759,500	674,400	104,500	57,700
Grade (oz Au/t)	0.020	0.047	0.051	0.152	0.229
Grade (oz Ag/t)	0.20	0.46	0.47	1.04	1.53
Ounces Au	39,300	35,600	34,100	15,900	13,200
Ounces oz Ag	401,000	352,000	320,000	109,000	88,000
Tons Waste	0	1,207,500	1,292,600	1,862,500	1,909,300
Strip Ratio	0	1.6	1.9	17.8	33.1
San Jacinto Deposit Minable Material					
Cutoff (oz Au/t)	0.000	0.015	0.020	0.050	0.100
Tons	836,000	211,100	167,900	48,900	33,700
Grade (oz Au/t)	0.015	0.048	0.057	0.115	0.139
Grade (oz Ag/t)	0.11	0.37	0.43	0.94	1.22
Ounces Au	12,500	10,200	9,500	5,600	4,700
Ounces oz Ag	92,000	79,000	73,000	46,000	41,000
Tons Waste	0	624,900	668,100	787,100	802,300
Strip Ratio	0	3.0	4.0	16.1	23.8
Total Project Minable Material					
Cutoff Grade	0.000	0.015	0.020	0.050	0.100
Tons	2,803,000	970,600	842,300	153,400	91,400
Grade (oz Au/t)	0.018	0.047	0.052	0.140	0.196
Grade (oz Ag/t)	0.18	0.44	0.47	1.01	1.41
Ounces Au	51,800	45,800	43,600	21,500	17,900
Ounces Ag	493,000	431,000	393,000	155,000	129,000
Tons Waste	0	1,832,400	1,960,700	2,649,600	2,711,600
Strip Ratio	0	1.9	2.3	17.3	29.7

7.0 GEOLOGIC SETTING

7.1 Regional and Local Geology

The Jessup project lies in the northwestern portion of the Basin and Range Province, a structural and physiographic province characterized by fault-bounded mountain ranges and valleys formed during regional Tertiary extension. Straddling the Churchill and Pershing county line, the Trinity Range extends for over 50 miles in a northeast direction and is generally lower and broader than the mountain ranges farther east. The Jessup mining district is less than five miles south of the northern Churchill County line at the southern end of the Trinity Range.

As mapped by Willden and Speed (1974), possibly Triassic-Jurassic metavolcanic rocks and hornfels, phyllite, schist, limestone and marble make up the basement of the southwestern Trinity Range (Figure 7.1). Although mapped as possibly Mesozoic, the metavolcanic rocks are undated and could be older. It appears that the metavolcanic units are overlain by hornfels, phyllite, and schist, which then appear to be overlain by limestone and marble. Probably Cretaceous quartz monzonite and granodiorite intrude these metavolcanic and metasedimentary rocks north and northeast of the Jessup district.

Unconformably overlying the Mesozoic metamorphic rocks are four Tertiary volcanic units. Northeast of the Jessup district, rhyolite tuffs form the base of the Tertiary sequence, overlain by dacite and basalt. In the Jessup mining district, andesitic volcanics overly the Mesozoic basement and are themselves overlain by dacite and basalt. These andesites include both flows and fragmental rocks and subordinate basalt. It is not certain whether the andesites represent an older, pre-Miocene volcanic series or are Miocene-Pliocene in age (Willden and Speed, 1974). Tertiary intrusions likely associated with these volcanic rocks include rhyolitic intrusions that cut both metavolcanic rocks and the overlying andesites at Jessup, andesitic intrusions at Jessup that cut the andesitic volcanic rocks but could represent the source of the volcanic rocks or could be younger, and basalt dikes northeast of Jessup closer to the Pershing County line (Willden and Speed, 1974).

The dacitic volcanic rocks appear to have been extruded from a caldera near Ragged Top Mountain that lies north-northeast of the Jessup district just across the Pershing County line (Willden and Speed, 1974). Two samples of the dacite yielded early Pliocene K-Ar radiometric dates (Willden and Speed, 1974).

North-northeast-trending, high-angle faults of Tertiary age are mapped in this portion of the Trinity Range (Willden and Speed, 1974). There are also some north-northeast-trending folds of Tertiary age in this part of northwestern Churchill County, although none has been mapped specifically in this part of the southern Trinity Range.

Figure 7.1 Regional Geology


Jessup Project
Qya
QUATERNARY
Younger alluvium
Lake Lahontan deposits, playa deposits, and young fan gravels
Basalt and basaltic sediments
Pediment gravels
Older alluvium
Dissected alluvial fans; landslides; and some areas of pediment gravels
Older gravels
TERTIARY
Younger sedimentary rocks
Younger basalt
Dacite
Td, principally flows
Tdi, intrusive bodies
Older Vocanic rocks
Tov, undivided volcanic rocks, mostly basalt and andesite
Tob, basalt and andesite,
Tor, rhyolite to rhyodacite welded tuffs.
JURASSIC
Gabbroic rocks
Locally includes anorthosite and albitite
Mafic volcanic rocks
Massive flows, basaltic tuffs, and lapilli tuffs
Limestone and marble
Largely massive carbonate rocks with intercalated quartz arenite
Calcareous siltstone and limestone
JURASSIC TO TERTIARY
Granite rocks
Principally granodiorite and quartz monzonite of Cretaceous (?) age.
TRIASSIC AND (OR) JURASSIC
Limestone and marble
Hornfels, phyllite, and schist
Metavolcanic rocks
Taken from Willden and Speed (1974)
Rye Patch Gold, Inc.
Jessup Project
Regional Geology Map
MINE DEVELOPMENT ASSOCIATES
Reno Nevada
12-12-06
CWALKER
SR

7.2 Property Geology

The following description of the geology of the Jessup project area is taken from Wittkopp (1985), Cannuli *et al.* (1992), Winter (1992), Baughman and Peterson (1993), Gesick (1995), Ristorcelli and Read (1998), and Gesick (2006b). Figure 7.2 shows the geology of the project area.

7.2.1 Lithology

The oldest rocks in the Jessup project area, exposed in the northern and northwestern portions of the district, are basalts and quartzo-feldspathic sandstones, which have been metamorphosed to upper greenschist to lower amphibolite facies. Chlorite and epidote occur locally in these rocks. These metabasalts and metasediments are probably Triassic/Jurassic in age.

These basement rocks are unconformably overlain by a series of Tertiary, bimodal (andesite/rhyolite) volcanic and lacustrine sedimentary rocks exposed in the central and southern portions of the district. Tertiary magmatism was initiated by the outpouring of sub-aerial andesites characterized by fine-grained to porphyritic flows and flow breccias that dip gently south. The total thickness of this unit is unknown, since the lower contact is not exposed, but is probably on the order of a few hundred feet. Interbedded with and overlying these flows are andesitic pyroclastic beds whose thickness is highly variable over short distances. Gesick (1995) proposed that the andesites were erupted from a stratovolcano formed on the metavolcanic basement.

Andesitic volcanism terminated with the collapse of the central portions of the area, forming a caldera inferred to be centered south of the property (Donald Noble (1985) questioned whether there was a caldera south of the district based on a brief field examination of the district). Erosion of andesitic highlands in the north produced thin layers of andesite sands and conglomerate, preserved in isolated areas throughout the Jessup district. With continued subsidence in the central portion of the caldera, fine-grained clastic rocks and pyrite-bearing chert were deposited. These rocks are interbedded with thin ignimbrite beds consisting of rhyolitic lapilli tuff. Most of the disseminated mineralization is hosted by the Tertiary sediments and tuff.

Volcanism culminated in the deposition of a thick sequence of coarse-lapilli tuff, thickest in the San Jacinto/Central Jessup areas. In the San Jacinto area, rhyolite ash flow tuffs were deposited over the lapilli tuff, whereas in the Central Jessup area lake beds overlie the lapilli tuff. In the eastern part of the district, lacustrine sedimentation continued. Younger andesite flows and sills, accompanied by clastic rocks and minor tuff, are found in the south.

The combination of numerous, complexly interlayered, altered tuffs and mapping and/or logging by various geologists from seven different companies over a period of 25 years has resulted in a is less than straightforward correlation of these units in cross sections.

With continued collapse of the caldera, rhyolitic flows, domes, and dikes were emplaced along its ring-fracture system. Flows that grade out from edges of the domes impart a mushroom shape to the domes. The domes exhibit brecciated, spherulitic margins and tops and are usually flow banded. The youngest rocks represented in the area are late Tertiary to Quaternary mudstone conglomerate, basaltic tuff, diatomite, basalt flows and dikes, and alluvial gravel deposits.

7.2.2 Structure

Structural deformation in the Jessup mining camp was episodic and is believed to have been mainly controlled by caldera-related structures, typically normal faults distributed along a radial system of ring fractures. The orientation of specific faults within this system mimicked the shape of the suspected caldera and was determined by location within the feature. For example, in the eastern and northeastern part of the area, northwesterly strikes are common; in the south and center, westerly strikes are the rule. During the early stages of caldera collapse, the shape of the basin and the distribution of basin-fill within the caldera (i.e. deepening to the south) were controlled by these faults.

After lithification of the basin-fill, these same structures were active over a long period of time. In the Central Jessup and San Jacinto areas, for example, various faults were active during at least three periods:

1) pre-rhyolite faulting: the rhyolites were emplaced along a westerly-trending belt of south block-down, normal faults. An example of this would be the San Jacinto fault zone;
2) post-rhyolite faulting: the rhyolites are truncated by structures with a variety of orientations. This appears to be the age of the main mineralizing event in the Jessup district. Mineralized breccia within the San Jacinto West Zone, for example, contains rhyolite fragments. The San Jacinto fault zone was reactivated at this time. South of this zone, a system of north-trending, altered rhyolite dykes are fractured and mineralized. Two northeastern-trending faults in the Central Jessup Area also appear to have been active during this period.
3) post-mineralization: the western end of the San Jacinto Mineralized Zones are down-dropped to the west by a north-northwest-trending normal fault.

En echelon, northeast-trending, steeply dipping, right-lateral, oblique-slip faults occur in a 1500-ft wide by four-mile long zone, called the Jessup fault zone, extending from the SW/4 to the NE/4 of Section 18 (Wurtz, 1989, 1990). Individual faults in the zone are short with crushed zones one to three-feet wide. This right-lateral faulting appears to post-date the caldera but pre-date the main episode of precious metal mineralization (Wurtz, 1990). North-trending faults of basin-and-range style are also present and appear to have been active during caldera development (Wallace, 1982). Finally low-angle faults and fractures with small displacement have reportedly been seen underground (Wurtz, 1990).

In his 1998 report, Gesick noted that at least 234 holes had been drilled in the Jessup projects up to that time, but that the structural fabric controlling emplacement of the mineralization was still unknown. He recommended drilling at least four oriented core holes to gather detailed information on structural fabrics and to determine the orientation of high-grade veinlets or streaks; that core drilling has not been done to date.

7.2.3 Alteration

Regional alteration patterns in the Jessup mining camp are typical of volcanic-hosted, epithermal environments. The alteration consists of blanket-shaped, argillic bleaching and limonitic (pyrite at depth) disseminations along a broad arc across the district. Argillic alteration is most pronounced in the San Jacinto area, and limonitic oxidation in the Central and North Jessup areas. According to Wurtz (1990), alteration is most intense within about 200 feet of the surface; with depth the alteration changes to propylitic.

All of the known significant gold prospects occur within this regional alteration zone. The regional alteration is partly controlled by re-activated caldera structures and partly by permeability of rock units. The lapilli tuffs are the most permeable; the andesites and siltstone less so. The cherts are impermeable and are rarely altered.

Silicification is widespread but local and restricted to particular structures. It is often accompanied by at least traces of gold mineralization.

Argillic, limonitic and silicic alteration is post-rhyolite, since all of the intrusions are, to some extent, at least argillized (with or without limonite), and some contain mineralized quartz veins. Argillic and limonitic alteration is regional in scale; silicification is local.

Figure 7.2 Property Geology


EXPLANATION
North Jessup
Central Jessup
San Jacinto
N
RYE PATCH GOLD, INC.
JESSUP CLAIMS
Geology Map
Churchill County, Nevada, USA

8.0 DEPOSIT TYPES

Mineralization in the Jessup project area consists of volcanic-hosted, epithermal gold and silver (Ristorcelli and Read, 1998). Strong alteration and old prospects over a four square mile area appear to lie in an area of intersecting radial and ring fractures, possibly at the junction of regional structures that may have controlled emplacement of the caldera in the Jessup area (Gesick, 1995). Argillic/limonitic alteration is widespread in the district, with local areas of silicification (Cannuli *et al.*, 1992). Mineralization and alteration are both lithologically and structurally controlled. The predominant lithologies that host mineralization at Jessup are lapilli tuff, siltstones, and andesite.

Winter (1992) noted that features indicating Jessup represents an epithermal gold system include an inferred volcanic caldera; argillic alteration; anomalous mercury, arsenic, and antimony; and generally low content of base metals. Noble (1985) proposed that the mineralization formed at a very high-level portion of the hydrothermal system.

Mineralogic studies on chalcedonic silica from Central Jessup suggest that deposition was very near the paleosurface of a hydrothermal system (Sid Williams (1995) cited by Gesick (1998)). Williams opined that more favorable silicification and better grades of mineralization might be found in deeper parts of the Jessup system.

9.0 MINERALIZATION

9.1 General Mineralization

Both disseminated mineralization and fracture-controlled vein mineralization are present in the Jessup district. Early production came from the veins and silicified breccias which occur in more brittle units such as rhyolite, andesite flows, and metavolcanic basement. Modern exploration has sought disseminated deposits with recently renewed interest in high-grade veins.

Gesick (1998) characterized the gold mineralization at Jessup as being of two different geometries – areally extensive, flat-lying, sheet-like mineralization that is often thin or of sub-ore grade and local, thick pods of higher-grade mineralization. The sheet-like mineralization is hosted by tuff. The thick pods are sometimes stacked, suggesting they are controlled by steeply dipping structures.

There are two separate areas of disseminated mineralization on the property, which have been described by Ristorcelli and Read (1998), Cannuli *et al.* (1992), and Winter (1992). To the southeast is the San Jacinto area, where mineralization is irregular to stratiform in shape and dips to the south about 45°. On the northwest are the North and Central Jessup areas with sub-horizontal, stratabound mineralization. Lacustrine sediments, including tuffs and interbedded siltstone and cherts, as well as overlying tuffs and lapilli breccias host most of the disseminated gold (Wurtz, 1990). In a broad sense, disseminated mineralization in the district appears to be spatially associated with rhyolite intrusions and flow-dome complexes (Wallace, 1982); better grades appear to occur adjacent to vein mineralization that served as feeders (Wurtz, 1990). Gold-silver grade is directly associated with the intensity of silicification (Wittkopp, 1985).

Wurtz (1989, 1990) described three types of vein systems at Jessup: crystalline quartz veins generally less than three feet wide with narrow selvages of argillized wall rock; chalcedonic quartz veins with minor crystalline quartz that are two to ten feet wide associated with extensive argillization and locally pervasive silicification; and silica-healed breccias forming veins up to eight feet wide along fracture/fault zones. Wurtz (1989) proposed that the crystalline quartz veins may not have formed at the same time as the other two vein types.

Cordex reported a strong quartz vein in hole JE-38 along the Tosh Hill feeder zone in the western portion of the property (Wallace, 1982). According to Wallace (1982), *"...10-15' of crystalline vein quartz with 5-6% pyrite was cut at 350' (300' vertically below the outcrop). The true thickness of the vein is 5-7'. One five-foot interval (350-355') assayed 0.27 oz/ton Au and .65 oz/ton Ag by fire assay ("FA"). Cold cyanide leach assay of the same material only recovered 0.09 oz/ton Au indicating a possible metallurgical problem with this unoxidized material."*

Within the Jessup district, gold occurs in quartz/chalcedony breccias or veins (e.g. San Jacinto, San Jacinto West, Tosh Hill, and Mining Lady) and disseminated in quartz stockwork and/or silicification (e.g. San Jacinto South, Central Jessup, and North Jessup) (Cannuli *et al.*, 1992; Winter, 1992; Baughman and Paterson, 1993; Ristorcelli and Read, 1998). Gold is associated with pyrite, and auriferous zones often contain a mixture of quartz and clay. Post-mineral oxidation replaces pyrite with iron oxides to a variable depth of 50 to 300 ft. Arsenic, antimony, and mercury are associated with the

disseminated zones and with fault and fracture-controlled veins. Most of the silver occurs as secondary pyrargyrite.

According to Schwartz (1997), gold seems to occur as free gold and electrum in particles smaller than 100 microns in the oxide zone. Silver occurs in the electrum, probably as oxides and possibly as sulfosalts. In the unoxidized zone, gold and silver seem to occur as relatively coarse particles of free gold and electrum and also as very fine inclusions in arsenopyrite rinds on very fine-grained sulfides. The latter would not be amenable to direct cyanidation or physical concentration (Gesick, 1998).

9.2 San Jacinto Area

The San Jacinto mineralized area lies in the southeastern portion of the Jessup property and includes the San Jacinto mine. Four shafts developed narrow, high-grade silicified breccia zones along a north-trending fault (Wurtz, 1990). Occidental reportedly sampled the mine workings, and numerous previous operators drilled in the mine area. Lacustrine sediments, lapilli tuff, and ash-flow tuff underlie this area, cut by the east-trending, 600-ft wide San Jacinto fault zone that progressively down-drops the beds to the south. Rhyolite flow domes and dikes were intruded along the fault zone and were themselves fractured and brecciated. The lapilli tuff and sediments are argillically altered.

Based on Occidental's sampling of the main shaft and Southwestern Gold's trenching plus two drill holes, Winter (1992) concluded that the gold mineralization in this area is in an approximately east-trending altered zone associated with the San Jacinto fault. Gold occurs in steeply dipping faults associated with extensive silicification. There is also gold in a 120-ft wide, 300-ft long, south-dipping zone associated with argillic alteration and silicification that is controlled by fracturing and/or the permeability of the volcanic rocks (Winter, 1992).

About 400 ft south of the San Jacinto mine at the San Jacinto South area, drilling by Cordex, Santa Fe, and Southwestern Gold discovered gold mineralization associated with silicification in a pervasively argillized, silicified and limonitic lapilli tuff. The alteration and mineralization coincide with a major east-trending magnetic linear that may be associated with a structure controlling ore distribution (Baughman and Paterson, 1993). However, Santa Fe's drilling found gold in a series of north-trending fracture zones (Wurtz, 1990), and Southwestern Gold's holes found high-grade gold and silver mineralization along four north-northwest-trending bonanza-type vein systems that dip steeply to the northeast (Baughman and Paterson, 1993). Amax's drilling and trenching 300-400 ft west of Santa Fe's found similar gold mineralization along north-trending structures (Wurtz, 1990). As at the San Jacinto mine area, there is strong gold mineralization associated with strong silicification in steeply dipping structures, and there is also gold associated with both silicification and argillic alteration (Winter, 1992).

Six hundred feet directly west of the San Jacinto workings, named the San Jacinto West zone, Southwestern Gold found mineralization in trench SWJ-10 (Winter, 1992). The same package of sediments and ignimbrites found at San Jacinto is cut by an andesite sill and two rhyolite dikes. The dikes strike east and are pervasively altered. Anomalous gold occurs in quartz veins in the northern dike; the southern dike is argillized. A brecciated zone between the two dikes has argillic and silicic alteration with anomalous gold. However, Southwestern's hole SWD-5 drilled just east of this trench found weak to very strong argillic alteration but with little gold. According to Winter (1992), gold values at San Jacinto West are associated with highly silicified fragments within the volcanic rocks. To

the south, Echo Bay found a gold soil anomaly at San Jacinto West which they drilled in 1997. Holes EXJ-97-69 through EXJ-97-72 found thick, low-grade mineralization with 320 ft of 0.022 oz Au/t oxide mineralization that included five feet of 0.450 oz Au/t (Gesick, 1997). Holes EXJ-97-73 and EXJ-97-75 also cut mineralization, although that in hole 75 was deep and unoxidized (Gesick, 1997). Gesick (1997) reported that the mineralization of interest to Echo Bay in San Jacinto West appears to be continuous with that at San Jacinto South.

9.3 North and Central Jessup Area

Although the same sedimentary/ignimbrite units seen in the San Jacinto area extend northwest into the Central Jessup area, andesitic rocks are more common at Central Jessup (Winter, 1992). The lowest andesitic volcanic rocks are present in the northern part of this area. Andesite dikes intrude the sediments and ignimbrites to the southwest, and upper andesitic flows unconformably overlie all the older rocks. The roughly east-trending Central Jessup fault zone is intruded by rhyolite plugs, which are themselves faulted.

At Central Jessup, randomly oriented quartz stringers and breccia zones occur in pervasively argillized andesites in an east-trending mineralized zone controlled by the Central Jessup fault zone. Drilling by Southwestern Gold suggested to them that mineralization is controlled by northwest-striking, high-angle structures (Baughman and Paterson, 1993).

Grabens of sediments and ignimbrites are down-dropped into andesitic flows at North Jessup (Winter, 1992). Argillic and/or limonitic alteration with gold mineralization are largely, but not exclusively, associated with the sediments and ignimbrites. Gold occurs in stockworks and possibly in a sub-vertical structure (Winter, 1992). According to Gesick (1997), Echo Bay geologists believed that North Jessup ore zones run northeast-southwest, and therefore placed their drill holes along northwest-trending lines.

The old Valley King claim group, believed to have been located near the current Princeton claim groups, had small veins up to a foot wide in andesite and rhyolite. The principal vein strikes N25E and dips 60-70 degrees southeast, according to Vanderburg (1940, p. 36). Lawrence (1974) also reported that the gold deposits at Jessup are principally in northeast-striking structures, with veins varying from a few inches to four feet wide.

10.0 EXPLORATION

10.1 Historic Exploration

10.1.1 Great Basin Exploration Company

Great Basin conducted the first post-World War II exploration in the Jessup district in the late 1960s (Payne, 1967). Their efforts included soil sampling for arsenic, an indicator of epithermal precious metals, with 155 reconnaissance samples and 471 detailed samples taken. Nine arsenic anomalies were identified. The Princeton claims in the southeastern corner of Section 18 (Central Jessup area of this report) and the San Jacinto claim on the northern edge of Section 20 (San Jacinto area of this report) were staked over two of the anomalies. According to Payne (1967), "*...backhoe trenches on the Princeton ground revealed a irregular mineralized zone in the lake beds underlying the anomaly, assaying as high as a few tenths of an ounce of gold, and a few ounces of silver.*" Subsequently silver was analyzed on the same samples using atomic absorption spectrophotometric analysis ("AA"), showing that the silver correlated with arsenic.

In 1969, two perpendicular induced polarization ("IP") lines were run over the Princeton claims using a Geoscience phase-lock receiver and 5-amp transmitter (Lawrence, 1974). The intra-electrode spacing was 200 ft. The north-northwest-trending line showed an IP anomaly, as did the east-northeast-trending line. Lawrence (1974) estimated the source at a depth of 400 to 600 ft. The data also indicated the presence of a broader, lower-intensity anomaly that may reflect the shallow pyrite indicated by the drill hole. The single rotary drill hole (VDH-1) drilled by Great Basin was in the area of this IP anomaly but bottomed at 360 feet, short of the presumed depth of the deeper IP anomaly; pyrite was observed in this hole at 75-100 ft, 100-110 ft, and 270-360 ft (Lawrence, 1974). Small (up to 0.04 oz Au/t), but consistent gold values were found from the surface to a depth of 135 ft.

Four geochemical traverses, two along the IP lines, showed slight mercury anomalies, roughly coinciding with the arsenic and silver anomalies (Lawrence, 1974).

10.1.2 Occidental Minerals Corporation

In the early 1980s Occidental mapped the Jessup district, conducted geochemical sampling, and drilled 13 rotary holes – ten in the Central and North Jessup areas (J-1 through J-10), one in the San Jacinto area (J-13), and two southwest of the Central Jessup area (J-11 and 12).

According to Wurtz (1989), Occidental also excavated at least three trenches (PTR-1, 2, and 3) near the Jessup townsite. Amax subsequently mapped and sampled them, noting zones of intense argillic and silicic alteration in lakebeds and andesitic pyroclastics with encouraging mineralization. These trenches have not been identified on any maps available to MDA, nor are assays available; they are not included in the database used for this report.

10.1.3 Cordex Syndicate

In 1982-83, Cordex mapped, sampled, and conducted the largest drilling program up to that time with 42 rotary holes (JE-series) drilled throughout the property. In addition, they reconditioned the San Jacinto shaft and mapped various levels in that mine. Their sampling program focused on the southern half of the district along with the San Jacinto underground workings.

Their drilling identified bodies of disseminated mineralization along favorable beds in the sedimentary units as well as vein-type mineralization that was cut in three drill holes: JE-9 (55-65 ft), JE-5 (165-170 ft), and JE-38 (350-355 ft). The best vein mineralization was a strong quartz-pyrite vein encountered at a depth of 300 ft (vertically below outcrop) under Tosh Hill (Wallace, 1982). One five-foot interval (350-355 ft) of 10-15 ft of crystalline vein quartz with 5-6% pyrite assayed 0.252 oz Au/t, although cold cyanide leach assay of the same material only recovered 0.09 oz Au/t, suggesting a possible metallurgical challenge with this unoxidized material (Wallace, 1982). The true thickness of the vein was 5-7 ft. The better disseminated bodies that Cordex located were at San Jacinto and Tosh Hill, but they were small and discontinuous (Wallace, 1982). Hole JE-18 encountered a 10-ft interval averaging 0.185 oz Au/t from 80-90 ft and averaging 0.089 oz Au/t from 70 to 105 ft. Several pods that could combine to equal about 200,000-300,000 tons of low-grade mineralization were thought to be present in the San Jacinto area.

Gesick (1997) noted that the Cordex holes appear to be anomalous in that they are typically low-grade or barren, even when drilled in areas where all other holes are mineralized.

10.1.4 Santa Fe Mining, Inc.

During 1985-1986, Santa Fe conducted geologic mapping and geochemical sampling that included Santa Fe's railroad sections 13 and 17, which are not part of the Jessup property currently controlled by Rye Patch, and drilled 23 RVC holes (JSF-1 through 23) in the Jessup district. Wittkopp's 1985 report was written after the first 13 holes had been drilled. Whereas the focus of prior drilling by Cordex and Occidental had been disseminated mineralization in the footwall of mineralized feeder fracture zones, Santa Fe's drilling sought disseminated and stockwork mineralization along the margins of rhyolite domes in a variety of potential host rocks. However, Dixon (1986) concluded there was no extensive breccia development along the margins of the rhyolite domes. Of the first 13 holes, many encountered anomalous gold, but only a single hole had ore grade (ten feet of 0.06 oz Au/t in JSF-8 from 75 to 85 ft) (Wittkopp, 1985).

Following up on Cordex's hole JE-18 at San Jacinto, Santa Fe drilled three offsetting holes (JSF-14 through JSF-16) in August, 1986, and seven more (JSF-17 through JSF-23) in December (Wittkopp, 1987). JSF-14, which was close to the intersection of northeast- and northwest-trending photolineaments and drilled in bleached tuffs and tuffaceous sediments (Wittkopp, 1987), was the first high-grade hole in the property, with a 40-ft interval from 110 ft to 150 ft averaging 0.151 oz Au/t and a 15-ft interval from 215 ft to 230 ft averaging 0.121 oz Au/t. This was Santa Fe's best hole. Hole JSF-16 looked as though it would be most favorable because of silicification in the hole, but it only contained anomalous intervals. Although the seven holes drilled in the San Jacinto area in December all found over 100-ft sections with anomalous gold, only a few narrow zones approached ore grade (Wittkopp,

1987). In all but one of Santa Fe's holes, gold values had dropped to near background at a depth of 300 ft (Wittkopp, 1987).

Santa Fe's closely spaced drill holes in an area 300-400 ft south of the San Jacinto mine suggested the possibility of there being 2.1 million tons grading 0.012 oz Au/t along a series of north-trending fault zones (Wurtz, 1990).

10.1.5 Amax Gold Exploration, Inc.

In 1989-1990, Amax mapped and sampled the San Jacinto and Central Jessup areas prior to excavating and sampling 11 trenches that ranged in length from 300 to 600 ft for a total trenched footage of 4,720 ft (SJTR-1 through SJTR-4, CJTR-1 through CJTR-7). Trenching identified gold mineralization in argillized and silicified portions of several of the trenches (SJTR-1, SJTR-2, SJTR-3, CJTR-1 and CJTR-4) (Wurtz, 1989, 1990). In addition, Amax re-sampled and assayed seven trenches that had been excavated by previous operators for a total footage of 1,420 ft (shown in database as CJTR-7 through CJTR-12 and AMAX 1-2). Four of these re-sampled trenches yielded anomalous gold (Wurtz, 1990).

Amax also drilled 11 shallow inclined RVC holes (JS-1 through JS-10 plus JS-2A, which was re-drilled at a shallower angle after JS-2 was lost) in the San Jacinto and Central Jessup areas for a total of 3,140 ft. Drill depths ranged from 140 to 300 ft. The drilling at San Jacinto was intended to test north-northwest-trending zones of structurally controlled and disseminated mineralization, while that at Central Jessup was testing a west-northwest-trending zone (Wurtz, 1990). Drilling was in a fence pattern on 200 to 400 ft spacing with holes dipping 45° to 60 °, roughly perpendicular to the trend of mineralization. Anomalous gold was encountered in holes JS-1, JS-2, JS-2A, and JS-8 (Table 10.1).

Table 10.1 Summary of Amax Drilling Results

Drill Hole	Interval	Avg. Au (oz Au/t)
	San Jacinto Area	
JS-1	35-75 ft (40 ft)	0.005
"	85-100 ft (15 ft)	0.013
JS-2	50-95 ft (45 ft)	0.011
JS-2A	10-20 ft (10 ft)	0.010
"	30-85 ft (55 ft)	0.024
"	190-215 ft (25 ft)	0.110
	Central Jessup Area	
JS-8	0-140 ft (140 ft)	0.007

Amax found a poor correlation between gold concentrations found in drilling compared to those found in trenching (Wurtz, 1990).

10.1.6 Southwestern Gold Corporation

Southwestern Gold conducted mapping, rock-chip sampling, geophysical surveying, trenching, and drilling during 1991 and 1992. IP/resistivity and magnetic surveys were run over the San Jacinto and Central and North Jessup areas (Cannuli, *et al.*, 1992; Winter, 1992).

IP/resistivity measurements were made on 400-ft line-spacings using a pole-dipole array (a=200 ft, n=1,2,3,4,5) for a total of nine line-miles. Resistivity, chargeability, and metal-factor results were compiled on pseudo-sections, with resistivity and chargeability also plotted as contour maps (Cannuli, *et al.*, 1992). The magnetometer survey was conducted on 200-ft line-spacing with readings taken every 25 ft. A total of 17.8 line-miles were surveyed. Total magnetic field readings were compiled as profiles and a contour map (Cannuli, *et al.*, 1992).

The IP/resistivity surveys reportedly defined a broad arc-shaped zone of argillic± limonitic alteration. A pronounced resistivity low characterizes argillized zones, which are strongest in the San Jacinto and parts of the Central and North Jessup areas (Cannuli, *et al.*, 1992). High chargeability reflects limonitic alteration, which is more widespread in the Central and North Jessup areas. Although according to Cannuli, *et al.* (1992) all significant known gold mineralization at Jessup is located within the IP/resistivity anomaly, the survey revealed no details about the mineralization.

The total field magnetic survey in the North and Central Jessup areas delineated a series of east-trending linear magnetic lows that were thought to reflect structural/alteration zones (Cannuli, *et al.*, 1992; Winter, 1992). The San Jacinto fault zone was reflected by a weak magnetic low. MDA has not reviewed Southwestern Gold's geophysical survey results.

Southwestern Gold excavated at least 21 trenches on the property (SWJ-series), of which assays for SWJ-2 through SWJ-9, SWJ-11, and SWJ-13 through SWJ-21 are entered into the database. No assays were found for SWJ-1, SWJ-10, or SWJ-12. Trenches were mapped at scales of 1 in=20 ft and 1 in=40 ft with sampling at ten to 40-ft intervals.

Southwestern Gold drilled 29 RVC holes (SWD-series) for a total footage of 7,430 ft. The first 16 holes were drilled in 1992, followed by 13 drilled in 1993. Drilling identified "gold mineralization of economic significance" in three areas – the San Jacinto mine, San Jacinto South area, and Central Jessup area – as well as three additional mineralized zones (Table 10.2) (Winter, 1992).

Table 10.2 Southwestern Gold Drilling Results

Drill Hole	San Jacinto Mine Interval	Avg. Au (oz Au/t)*
SWD-1	5-65 ft (60 ft)	0.0265
"	80-125 ft (45 ft)	0.018
SWD-2	25-110 ft (85 ft)	0.018
	San Jacinto South	
SWD-4	0-80 ft (80 ft)	0.012
"	115-250 ft (135 ft)	0.093
"	305-345 ft (40 ft)	0.063
"	380-395 ft (15 ft)	0.024
SWD-11	185-220 ft (35 ft)	0.011
SWD-13	15-160 ft (145 ft)	0.073
"	195-225 ft (30 ft)	0.097
SWD-14	75-295 ft (220 ft)	0.039
SWD-16	130-295 ft (165 ft)	0.012
SWD-17	5-130 ft (125 ft)	0.030
SWD-18	20-100 ft (80 ft)	0.039
"	190-265 ft (75 ft)	0.042
SWD-19	20-45 ft (25 ft)	0.019
"	155-235 ft (80 ft)	0.019
SWD-20	5-40 ft (35 ft)	0.010
"	330-365 ft (35 ft)	0.032
SWD-24	140-155 ft (15 ft)	0.018
"	195-340 ft (145 ft)	0.016
	Central Jessup	
SWD-7	5-35 ft (30 ft)	0.064
SWD-8	10-85 ft (75 ft)	0.046
SWD-9	10-20 ft (10 ft)	0.027
SWD-25	20-70 ft (50 ft)	0.043
"	85-100 ft (15 ft)	0.023
SWD-26	85-140 ft (55 ft)	0.066
SWD-27	70-90 ft (20 ft)	0.044
SWD-29	65-110 ft (45 ft)	0.097
	North Jessup	
SWD-30	20-40 ft (20 ft)	0.279

* American Assay Laboratory's assays were used, if available.

Preliminary bottle-roll metallurgical tests performed on samples from the Central Jessup and San Jacinto West areas are described in Section 16.0.

10.1.7 Echo Bay Exploration Inc.

From 1996 through 1998, Echo Bay compiled drill hole data from prior operators; conducted soil sampling, geologic mapping, and surface rock-chip sampling; and drilled 123 RVC holes (PJ-1 through PJ-45 and EXJ-97-1 through EXJ-97-78) and two core holes (EJC-1 and EJC-2) on the property (Emmons, 1997a, b, c). The first phase of drilling was the PJ-series of 45 holes that tested the pediment in the North Jessup area and the first four holes of the EXJ-97-series, which were deeper angle holes in the same area. The second phase was the EXJ-97-series of 37 holes (5-41), of which 26 were drilled at North Jessup and 11 in the San Jacinto mine area. The third phase included holes EXJ-97-42 through EXJ-97-68 drilled at North Jessup and holes EXJ-97-69 through EXJ-97-75 drilled on a gold-arsenic-

antimony-silver-mercury soil anomaly found by Echo Bay at West San Jacinto. The final three holes, EXJ-97-76 through EXJ-97-78 were drilled in late December 1997, also at West San Jacinto. Table 10.3 shows the best intercepts in Echo Bay's RVC holes at North Jessup, San Jacinto mine, and West San Jacinto.

The two core holes were twins of prior RVC holes and are discussed further in sections 11.1.7 and 14.2 below.

Table 10.3 Echo Bay Drilling Results with Significant Assays

Drill Hole	North Jessup Interval	Avg. Au (oz Au/t)*
PJ-29	55-70 ft (15 ft)	0.247
PJ-32	70-75 ft (5 ft)	0.250
EXJ-91-4	155-170 ft (15 ft)	0.110
"	240-255 ft (15 ft)	0.138
EXJ-97-5	55-70 ft (15 ft)	0.302
EXJ-97-6	105-120 ft (15 ft)	0.124
EXJ-97-13	20-35 ft (15 ft)	0.16
EXJ-97-53	105-125 ft (20 ft)	0.229
EXJ-97-56	50-65 ft (15 ft)	0.189
	San Jacinto Mine	
EXJ-97-38	305-310 ft (5 ft)	0.304
	West San Jacinto	
EXJ-97-69	320-345 ft (25 ft)	0.140
"	365-380 ft (15 ft)	0.082
EXJ-97-72	250-265 ft (15 ft)	0.068
EXJ-97-75	445-460 ft (15 ft)	0.051
EXJ-97-76	495-505 ft (10 ft)	0.097
EXJ-97-78	495-510 ft (15 ft)	0.062

*Original Cone Geochemical assays used here.
Intervals shown here had at least one assay equal to or greater than 0.1 oz Au/t in the interval.

10.1.8 Pan-Nevada Gold Corporation

Pan-Nevada initiated a two-phase exploration drilling program at Jessup in April, 2006. The first phase of drilling was 46 RVC holes (JP-06-1 thru 46) for a total of 15,140 feet. Twenty-one of the holes were vertical, while 25 were angle holes. The holes were drilled primarily in North Jessup, San Jacinto and San Jacinto West, though a few holes were also located in Central Jessup and Tosh Hill. The drilling focused primarily on expanding the known mineralization along the periphery of the historic resource area, but a few holes did target high-grade intercepts within historic drill holes. Details of Pan-Nevada's RVC drilling are reported within Gesick (2006a).

RVC hole JP-06-20 was a twin of Echo Bay's hole PJ-29 (see Table 10.3), which was drilled into the high-grade center of the North Jessup area. Holes JP-06-11 and JP-06-12, both drilled dry with no water injection, were twin holes to Pan-Nevada's first two holes (JP-06-1 and JP-06-2, respectively), which were drilled wet. Pan-Nevada had concerns that the strongly argillized mineralization was not being adequately sampled using the wet drilling and sampling techniques being employed by the drill contractor.

The second drill phase consisted of seven core holes (JP-06-47C through 53C) for a total of 2,986 feet. Five core holes targeted extensions of high-grade drill intercepts in the North Jessup area, while one angle core hole drilled into the southwestern margin and then beneath the mineralized breccia pipe at San Jacinto. The last core hole drilled through a thick sequence of low-grade mineralization at San Jacinto West. Table 10.4 lists the significant drill intercepts from both phases of the 2006 Pan-Nevada drilling.

Table 10.4 Pan-Nevada Significant Drill Results

	San Jacinto	
Drill Hole	**Interval**	**Avg. Au (oz Au/ton)**
JP-06-29	400-450 ft (50 ft)	0.065
includes	400-405 ft (5 ft)	0.250
JP-06-30	140-170 ft (30 ft)	0.043
JP-06-32	225-275 ft (50 ft)	0.015
JP-06-33	30-45 ft (15 ft)	0.076
JP-06-34	255-265 ft (10 ft)	0.064
JP-06-35	65-125 ft (60 ft)	0.045
JP-06-36	95-130 ft (35 ft)	0.029
"	210-255 ft (45 ft)	0.038
includes	245-250 ft (5 ft)	0.212
JP-06-37	165-205 ft (40 ft)	0.054
JP-06-40	155-225 ft (70 ft)	0.023
JP-06-42	0-40 ft (40 ft)	0.051
includes	10-15 ft (5 ft)	0.176
JP-06-43	30-85 ft (55 ft)	0.028
includes	55-60 ft (5 ft)	0.104
JP-06-47C	310-380 ft (70 ft)	0.075
includes	330-335 ft (5 ft)	0.130
includes	365-370 ft (5 ft)	0.110
"	445-470 ft (25 ft)	0.052
"	490-510 ft (10 ft)	0.067
JP-06-53C	70-105 ft (35 ft)	0.031
"	190-325 ft (135 ft)	0.022
	Central Jessup	
JP-06-27	55-105 ft (50 ft)	0.025
"	185-195 ft (10 ft)	0.050
	North Jessup	
JP-06-01	95-130 ft (35 ft)	0.020
JP-06-02	5-65 ft (60 ft)	0.016
JP-06-03	5-25 ft (20 ft)	0.043
JP-06-09	130-140 ft (10 ft)	0.048
JP-06-11	85-130 ft (45 ft)	0.031
JP-06-12	15-80 ft (65 ft)	0.019
JP-06-18	150-190 ft (40 ft)	0.083
includes	150-155 ft (5 ft)	0.326
includes	175 180 ft (5 ft)	0.111
JP-06-20	25-100 ft (75 ft)	0.047
includes	35-40 ft (5 ft)	0.178
includes	60-65 ft (5 ft)	0.128
JP-06-22	35-80 ft (45 ft)	0.018
JP-06-48C	142-152 ft (10 ft)	0.040
"	252-257 ft (5 ft)	0.083
JP-06-50C	65-70 ft (5 ft)	1.626
JP-06-51C	96-131 ft (35 ft)	0.033
JP-06-52C	255-265 ft (10 ft)	0.063

11.0 DRILLING

This section of the report deals with drilling procedures, where known. Interpretation of the results is discussed in other sections of this report, including Section 7.2 (Property Geology), Section 10.0 (Exploration), and 17.0 (Mineral Resource and Mineral Reserve Estimates). Maps of the drilling are given in Figure 11.1, Figure 11.2 and Figure 11.3 for San Jacinto, Central Jessup and North Jessup, respectively.

11.1 Historic Drilling

Eight operators are known to have conducted drilling on the Jessup property prior to its acquisition by Rye Patch, and their results have been included in the project database. The total historic drilling is 290 drill holes for a combined footage of 96,353 feet, which includes 56 rotary holes (20,560 feet), 225 RVC holes (72,155 feet) and 9 core holes (3,638 feet).

Drill hole collar locations for much of the early drilling were not surveyed at the time the holes were completed. Very likely Occidental, and definitely Cordex and Santa Fe had not surveyed the collars of their holes, but Southwestern Gold had done so (Tom Gesick, 2006, personal communication). In late 1996, Echo Bay contracted a surveyor charged with surveying all previous holes that could still be found, and that information was included in Echo Bay's database (Tom Gesick, 2006, personal communication). None of Santa Fe's drill holes were surveyed because the drill sites had been reclaimed and the collar locations were not apparent in the field. Pan-Nevada in 2006 contracted a surveyor (Dave Rowe) to re-survey all existing drill hole locations. Rowe located and surveyed 150 of the historic drill holes, and the Jessup database has been updated with this information.

With the exception of Pan-Nevada's core holes, MDA is unaware of any down-hole surveying of any of the holes drilled by previous operators.

11.1.1 Great Basin Exploration Company

Great Basin drilled a single rotary hole (VDH-1) in 1965 to a depth of 360 ft, but MDA is unaware of any drilling details. Although Payne supervised the drilling, he did not log or sample the cuttings; the cuttings were recovered from storage, assayed, and logged in 1968 (Lawrence, 1974).

11.1.2 Occidental Minerals Corporation

Thirteen conventional(?) rotary holes for a total footage of 4,170 ft (J-1 through J-13) were drilled in 1981 by Eklund Drilling, but MDA is unaware of any further drilling details. All holes were vertical.

11.1.3 Cordex Syndicate

Forty-two vertical and angle rotary holes were drilled (JE-series) in 1982-83 for a cumulative footage of 16,030 ft. All drilling was conducted by Eklund Drilling. Holes JE-1 through JE-21 were drilled with a TH-60 drill and down-hole hammer; hole diameter was 5 1/8 in. For hole JE-18, the down-hole hammer was used to 385 ft, where the drillers changed to an insert bit, probably a tungsten carbide drag bit (2006, personal communication, Eklund Drilling). Holes JE-22 and JE-23 and JE-36 through JE-42

were drilled with a Drill Systems track rig with a down-hole hammer; hole diameter was 4 1/8 to 4 ½ in. Holes JE-25 through JE-35 were drilled with a Mayhew 1500 rig and down-hole hammer.

At least four holes, JE-5, JE-9, JE-18, and JE-38, were drilled dry. Hole JE-23 was drilled dry to 230 ft, and then water was injected to the bottom.

Collar information for nine of the Cordex holes was not available, but MDA interpolated the locations from a Cordex drill-hole map and entered them into the database.

11.1.4 Santa Fe Mining, Inc.

Santa Fe drilled 23 RVC holes (JSF-series) for a total footage of 8,465 feet. The first 13 holes were drilled in the spring of 1985 by Becker using a Drill Systems RVC drill rig. JSF-14 and JSF-15 were drilled in the summer of 1986 by Drilling Services using a TH-60 RVC rig. The remaining holes were drilled in December 1986; JSF-16 was drilled by Drilling Services with a TH-60 RVC rig, and JSF-17 through JSF-23 were drilled by Eklund with a TH-60 RVC rig.

During the data review for the current report, assays for holes JSF-1, JSF-2, JSF-4, JSF-6, JSF-10, JSF-11, and JSF-13 were found in Wittkopp's (1985) report; these were added to the database. The database had no collar information for these holes or for hole JSF-5. It was subsequently determined from a map of Santa Fe drill holes that all of these holes except JSF-10 were located in section 17, which is owned by Newmont and is not part of the current Jessup property. Disregarding the holes that are located on Newmont ground, 16 JSF-series holes for a total footage of 5,970 feet are located on land controlled by Rye Patch.

11.1.5 Amax Gold Exploration, Inc.

Amax drilled 11 shallow, 5 /14 inch, RVC angle holes (JS-series) in 1990 for a total footage of 3,140 feet. All holes are in the database. MDA reviewed copies of the drill logs, which revealed no details on the drill contractor or rig. A marginal note in the log for JS-1 indicated that water was injected from 65 to 75 feet and that at 100 feet the driller changed from a tricone to hammer. The log for JS-2 indicates that it was drilled with a tricone bit and that water was injected at 140 ft, but that is where the hole was abandoned. There were no similar notations on any of the other Amax holes.

11.1.6 Southwestern Gold Corporation

From 1992 through 1993, Southwestern Gold drilled 29 RVC holes (SWD- series) for a total footage of 7,430 ft. All holes are in the database for this report. Drilling results were reported by Winter (1992), Baughman and Paterson (1992), and Baughman and Paterson (1993). Geologic drill summaries (Baughman and Paterson, 1992) indicated that the drill contractor was Drilling Services, Inc. and that they drilled 5 ¼ in. diameter holes. Collars of these holes were surveyed by Southwestern Gold.

11.1.7 Echo Bay Exploration

From February 1997 through 1998, Echo Bay drilled 123 RVC holes (PJ-1 through PJ-45 and EXJ-97-1 through EXJ-97-78) at Jessup for a total footage of 40,475 feet. The PJ-series holes were shallow tests

through the pediment in the North Jessup area, while the 78 EXJ-97-series holes were deeper exploration holes that stepped out from known mineralization throughout the Jessup property. In addition, they drilled two core holes (EJC-1 and 2) for a total core footage of 652 feet to verify mineralization found in previous RVC holes. Core hole EJC-1 twinned RVC hole SWD-4 in the San Jacinto area, and core hole EJC-2 twinned RVC hole EXJ-97-53 at North Jessup.

Eklund Drilling of Carlin, Nevada, was the drill contractor for the RVC drilling. Most holes were drilled completely dry with no water injected for drilling purposes and no ground water encountered in the holes. Exceptions were holes EXJ-97-12 and EXJ-97-15 for which water was injected in the top 25 ft of the hole to condition it; the top 20 ft of the hole were cased (Emmons, 1997b). Also, hole EXJ-97-37 was drilled wet from 280 ft to the bottom; EXJ-97-38, from 275 ft; EXJ-97-39, from 145 ft; EXJ-97-40, from 160 ft; EXJ-97-69, from 205 ft; EXJ-97-70, from 385 ft; EXJ-97-71, from 135 ft; EXJ-97-72, at 75 ft; EXJ-97-73, at 135 ft; EXJ-97-75, from 65 ft; EXJ-97-76 from 85 ft; and EXJ-97-78 from 260 ft to the bottom. For the PJ-series holes and holes EXJ-97-1 through EXJ-97-4, Eklund used an MPD-1000 track rig. For holes EXJ-97-5 through 78, Eklund used an MPD-1500 track rig. Notes on the geologic log for holes EXJ-97-76 and EXJ-97-78 indicate that a hammer bit with interchange was used.

The two core holes were drilled by Tonto Drilling Services with a HQ bit producing 2.78-inch diameter core. Recovery was near 100%. The core was logged in detail and then sawn in half with half sent for assay.

11.1.8 Pan-Nevada Gold Corporation

Pan-Nevada conducted a two-phase drilling program at Jessup in 2006. The first phase was a reverse circulation drill program in April and May. The drill contractor was Eklund Drilling using an MPD-1500 RVC track rig. Forty-six RVC holes (JP-06-series) were drilled for a total of 15,140 feet; 21 holes were vertical, while 25 were angle holes. The holes were drilled primarily in North Jessup, San Jacinto and San Jacinto West, though a few holes were also drilled in Central Jessup and Tosh Hill.

Only holes JP-06-11 and JP-06-12 were drilled dry; the remaining holes were drilled wet with water injected for drilling purposes. Holes JP-06-1 through JP-06-21 were drilled with a standard RVC percussion hammer and interchange, though the upper portions of holes JP-06-13 through JP-06-21 were drilled using a tricone bit. At hole JP-06-22, a change was made to a center-return hammer bit, and this technique was used for the remainder of the RVC program through hole JP-06-46 (Gesick, 2006b).

Collars were surveyed by a professional surveyor (Dave Rowe) using Global Positioning System ("GPS") tied into local base stations. The accuracy of the collar locations for the Pan-Nevada holes is thought to be within one meter.

A core drill program was conducted in July and August. The drill contractor was Kirkness Drilling using a truck-mounted core rig. Seven core holes (JP-06-47C through JP-06-53C) were drilled for a total of 2,986 feet; one hole was vertical, while six were angle holes. The holes were drilled in North Jessup, San Jacinto and San Jacinto West. A rock-bit and casing were used to drill and stabilize the upper five to fifteen feet of surficial material within each hole. The remainder of the hole was drilled using a HQ bit resulting in 2.78-inch diameter core. Core recovery was consistently over 90%. At the completion of each hole, the drill contractor completed a down-hole survey using a gyroscope and camera. The core

was brought to Reno once per day by Pan-Nevada personnel, where it was photographed, logged in detail, and then split with half sent for assay.

11.1.9 Drilling by the Issuer

Rye Patch reports they have done no drilling at Jessup to date.

Figure 11.1 Drill Hole Map – San Jacinto


San Jacinto
Mineralized Area

Figure 11.2 Drill Hole Map – Central Jessup


North Jessup
Mineralized Areas
Central Jessup

Figure 11.3 Drill Hole Map – North Jessup


Mineralized Area
North Jessup
MINE DEVELOPMENT ASSOCIATES

12.0 SAMPLING METHOD AND APPROACH

Rye Patch reports they have done no drilling or sampling on the Jessup property to date.

12.1 Pre-Pan-Nevada Sampling

MDA has virtually no information on sampling methods used by drillers or geologists for the drilling campaigns of the operators prior to Pan-Nevada. The single rotary hole drilled by Great Basin in 1965 was sampled on five-foot intervals as were the 13 rotary holes drilled by Occidental in 1981. Cordex's 42 drill holes drilled in 1982 were sampled inconsistently within holes and from hole to hole.

Santa Fe's 23 holes were drilled in a 13-hole program in 1985 and a subsequent 10-hole program in 1986. The first 13 holes were sampled on five-foot intervals, every 15 feet, although in some holes samples were taken every five to ten feet. The second ten holes were sampled on five-foot intervals.

For Amax's 11 RVC holes, drilled in 1990, samples were collected on five-foot intervals. Samples from the 11 trenches Amax excavated were collected along 15-ft intervals along the bottoms of each trench and were analyzed for gold and silver as well as trace elements including arsenic, antimony, and mercury. The seven trenches excavated by prior operators and re-sampled by Amax were sampled by continuous channel sampling of 15-ft sample intervals.

Southwestern Gold took 695 drill samples on five-foot intervals from their first 16 RVC holes and 742 samples on five-foot intervals from their second 13 holes. Assays for 18 of 21 trenches known to have been excavated by Southwestern Gold are included in the database, but no data were found for trenches SWJ-1, SWJ-10, or SWJ-12. Trench samples were taken on 10- to 40-ft intervals.

Echo Bay sampled their holes on five-foot intervals. Limited information available to MDA indicates that for at least their last three RVC holes (EXJ-97-76 through EXJ-97-78) samples were collected using a Gilson splitter (2/3 split) when dry and a rotary wet-splitter (1/4 split) when wet. Core from the two core holes was sawn half.

12.2 Sampling by Pan-Nevada

Pan-Nevada sampled all RVC drill holes on five-foot intervals for the entire length of each hole. Holes JP-06-11 and JP-06-12 were drilled dry, and the sample was split using a Jones splitter to get a one-fourth sample split. Sample weights ranged from 2.8 to 18.7 lbs. MDA did not observe sampling of the dry holes.

The remaining holes were drilled wet. For holes JP-06-1 through JP-06-10, the drillers collected an approximate one-fourth sample split using a rotary wet splitter. Samples were collected through one fork of a Y-split located at the end of the rotary splitter with the sample being collected in a 10 in. x 17 in. bag placed inside a metal cylinder and hung beneath the sample outflow on one side of the Y-splitter. Sample bags were collected at the drill site until picked up by the assay laboratory every three to four days. Due to the slower penetration rates for holes JP-06-13 through JP-06-20, and corresponding higher water flow, the sample sizes were reduced to one-sixth and then one-eighth splits for these holes (Gesick, 2006b).

MDA visited the project site and noting the sampling methodology suggested changing sampling procedures. There were a number of concerns raised with the methods of sample collection used in holes JP-06-1 through JP-06-10 and JP-06-13 through JP-06-20. Use of one fork of a Y-split can allow some of the material to be diverted and not fall into the sample bag, reducing the size of the collected sample. This method of sample collection can also introduce a gravity bias into the sample with the heavier material being channeled into the lower channel of the Y, potentially biasing the assay in favor of the lower channel. In addition, the small size of sample bag used was resulting in loss of a significant amount of sample that missed the bag or overflowed. Additional loss of drill cuttings occurred because drilling was proceeding with the blow-by open, allowing some of the cuttings to exit through the blow-by.

Sampling procedures were revised for holes JP-06-21 through JP-06-46 to address these concerns. The Y-split was no longer used to collect the sample, thus removing a possible source of bias. Larger sample bags, approximately 20 in. x 24 in., were used, supported inside five-gallon buckets. When overflow appeared likely, the buckets were placed inside plastic tubs to collect any water and sample that might overflow. Finally, drilling proceeded with the blow-by closed to prevent loss of sample. MDA observed sample collection at hole JP-06-29 after sampling procedures had been revised.

MDA observed that RVC hole numbers and footages were put on the sample bags and used as sample numbers when the samples were submitted to the assayer. It is preferable to use a sample numbering system that is "blind" to sample location.

The Pan-Nevada core was sampled predominantly on a five-foot regular interval, though sample interval lengths ranged from one to ten feet. The smaller interval lengths were used for more detailed and specific sampling of distinct thin veins or alteration, while the larger sample intervals were used for un-mineralized rock or within the occasional zones of poor recovery. The core was split with the use of a manual core splitter. One-half of the core was sent for assay, and the remaining half is stored in Reno. As with the RVC samples, drill hole numbers and footages were put on the sample bags and used as sample numbers when the samples were submitted to the assayer.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Historic Drilling

Of the eight prior operators on the Jessup property, there is no information available to MDA on sample security for any of the drilling campaigns with the exception of Pan-Nevada's 2006 program. Information on sample preparation and analysis is very limited for most of the campaigns.

As noted above in Section 11.1.1, the samples from Great Basin's single rotary drill hole were stored for about three years before they were logged and assayed. Metallurgical Laboratories, Inc. of San Francisco performed the assaying. Copies of original assay sheets reviewed by MDA gave no details on the techniques used and no evidence that check assays or standards were run.

For the samples taken from holes drilled by Occidental Minerals, Cone Geochemical performed the assays, but MDA has no details on the techniques used. MDA reviewed drill hole summaries on which the gold and silver assays had been tabulated; there were no original assay sheets. The summaries gave no indication of whether check assays or standards were run.

Cordex assayed their drill holes in a non-systematic way. Most of the samples assayed from the holes drilled by Cordex were assayed for gold and silver by Rocky Mountain Geochemical Corp. of Sparks, Nevada, using AA after aqua regia digestion. MDA reviewed original assay certificates for all but five of the Cordex holes. Holes JE-19 and JE-29 had no assay values written on the geologic logs and no assay certificates; Dr. Andy Wallace of Cordex surmised that these holes may never have been assayed (personal communication, June 9, 2006). The geologic log and any accompanying assays for hole JE-24 appear to have been lost. The assay certificates for hole JE-24 also appear to have been lost. For hole JE-41, assays but no geology were shown on the geologic logs, although no accompanying assay certificates were found. For some intervals that were not originally assayed, samples were sent to Hunter Labs for AA assaying, presumably after aqua regia digestion although MDA could not verify that point. Limited check assaying was run by Monitor using FA; MDA was not able to determine on what type of sample the check assaying was run. The original database did not include assays from Hunter or Monitor labs, but those were added to the database by MDA.

Santa Fe's first 13 holes were assayed for gold by 30-g FA with neutron activation ("NAA") completion and for silver by aqua regia AA. Samples were screened to approximately 150-mesh. In FA with an NAA finish, instead of digestion, the silver prill is put on polyester tape and irradiated, then analyzed with neutron activation. In the second ten holes, silver was assayed by the same method as the first 13 holes; gold was assayed by 10-g FA with an AA finish. These samples were also screened to approximately 150-mesh. Analyses for all 23 holes were made by Chemex Labs Ltd. in North Vancouver, British Columbia, Canada. MDA reviewed copies of the original Chemex assay certificates for the Santa Fe holes.

The original database did not contain assay data for holes JSF-1, JSF-2, JSF-4, JSF-5, JSF-6, JSF-10, JSF-11, or JSF-13, nor did it contain any geological data. That information was found and entered into the database used for this report. Assays were based original assay certificates. Collar locations for these eight holes could not be found, but locations were extrapolated from copies of Santa Fe maps. All

but hole JSF-10 were located in section 17, which is owned by Newmont and is not part of the current Jessup property held by Pan-Nevada.

Assay rejects from the higher grade intervals of Santa Fe holes JSF-14, JSF-15, and JSF-16 were submitted to Chemex Labs Ltd. in North Vancouver, British Columbia, Canada, for FA and to Barringer Laboratories, Inc. in Golden, Colorado, for cyanide extraction. MDA reviewed copies of original assay certificates for these assays and entered those data into the database. Cyanide results are discussed in Section 16.0 on Metallurgy. The re-assays by Chemex for gold were 0.5 assay ton fire assays with an AA finish. The re-assays for silver were 2-g aqua regia assays by AA.

Samples collected during Amax's drilling program were analyzed with 30-g FA assays for gold and silver by Bondar-Clegg in Sparks, Nevada. Trench samples were analyzed in the same manner by Bondar-Clegg; rock and both fine and coarse portions of soil samples were analyzed and reported separately. In the database used for this report, rock or coarse soil samples from trenches are tabulated together, with fine soil samples tabulated separately. MDA reviewed copies of the original Bondar-Clegg assay certificates for both drill and trench samples, and both are included in the database.

13.2 Southwestern Gold Corporation

The first 16 holes (SWD- series) drilled by Southwestern Gold produced 695 drill samples, which along with 21 standards were submitted to Bondar-Clegg Inc. for gold and silver FA. According to Baughman and Paterson (1992), initial assaying by Bondar-Clegg was unreliable because of wide variations in the results for standards submitted with the Jessup drill samples. Consequently all mineralized samples were re-analyzed by American Assay Laboratories Inc., whose results were considered more reliable. In the database used for this report, the Bondar-Clegg assays are shown as the original assays. American Assay's fire assays and occasional repeat checks are shown as check assays, and gold assays using gravimetric analysis are shown as additional checks.

From their second 13 holes, Southwestern Gold took 742 drill samples on five-foot intervals, which along with 15 standards were submitted to American Assay Laboratories, Inc. of Sparks, Nevada for gold and silver assay. These assays are shown as the original assays in the database.

Copies of original assay certificates from American Assay reviewed by MDA indicate that gold was analyzed by FA on a 30 g sample with an AA finish; the detection limit was 5 ppb (0.001 oz Au/t). Silver was analyzed by two-acid digestion with a 10 g sample; the detection limit was 0.5 ppm (0.02 oz Ag/t).

13.3 Echo Bay Exploration Inc.

Echo Bay submitted their drill samples to Cone Geochemical Inc. of Lakewood, CO, for assaying. Copies of original assay certificates from Cone reviewed by MDA for all RVC holes indicate that gold was analyzed by FA on a 20 g sample with an AA finish for the PJ-series holes and holes EXJ-97-1 through EXJ-97-4. A 30 g sample was used for holes EXJ-97-5 through EXJ-97-41. The detection limit was 0.001 ppm, and precision was 6%. Silver was analyzed by AA with four-acid digestion; the detection limit was 0.2 ppm and precision was 5%. For holes EXJ-97-42 through EXJ-97-78, gold was analyzed with a 40 g charge by FA with an AA finish. Drill samples from the PJ-series holes and EXJ-

97-1 through EXJ-97-4, EXJ-97-53, and EXJ-97-69 were also analyzed for arsenic, antimony, and mercury.

Echo Bay's two core samples were sawn, with half sent to Cone for FA with an AA finish for gold and AA for silver on 40 g samples.

For 18 samples from hole PJ-29, Echo Bay ran check assays with Chemex Labs, Inc. of Sparks, Nevada. The samples were crushed, split, and screened to approximately 150 mesh, and two assays were run. One assay was FA on a 30 g sample with an AA finish; the detection limit was 5 ppb. The second assay was for cyanide soluble gold using AA; the detection limit was 0.03 g/t. In addition, portions of the 18 samples were split and screened to 150 mesh, with separate metallic assays for the coarse and fine samples. These metallic gold analyses used FA-AA with gravimetric analysis. The detection limit was 0.002 oz Au/t. Finally one high-grade sample was checked with both FA-AA and FA-gravimetric analysis.

Check assays and metallic assays were also run by Chemex Labs, Inc. for 91 samples from holes EXJ-97-5, EXJ-97-10, EXJ-97-18, and EXJ-97-41 with the same sample preparation described above. MDA reviewed copies of the original assay certificates from Chemex, although for this set of data it was not obvious whether the check assays were run with FA-AA or gravimetric methods.

Check fire assays with an AA finish were run by Chemex on samples from holes EXJ-97-33, EXJ-97-34, and EXJ-97-38.

Check assays for gold and silver on separate sample splits were run by Chemex on all 53 samples from hole EXJ-97-53. Samples were crushed, split, and sieved to approximately 150 mesh, then analyzed on 30 g samples by FA with an AA finish. One high-grade sample was checked on a one-assay ton sample with gravimetric analysis. Metallic assays were also run for all samples, with sieving to 150 mesh and FA-AA with gravimetric analysis. In addition, Chemex assayed all samples for silver with nitric-aqua-regia digestion and AA analysis. These samples were also assayed for arsenic, mercury, and antimony by Chemex.

13.4 Other

In 2001 American Assay Laboratories ran shake leach cyanide assays for gold and silver on selected samples from 30 holes drilled by Echo Bay. The detection limit was 0.001 oz/ton for both metals. MDA reviewed the original assay certificates and added these assays to the database.

13.5 Pan-Nevada Gold Corporation

Pan-Nevada collected its reverse circulation samples at the drill site, where they were picked up by the assayer, ALS Chemex of Sparks, Nevada. Standard preparation was used, i.e. crushing of the whole sample, taking out a 250 g split to pulverize to 75 microns. Analysis for gold and silver was by FA with a gravimetric finish on a 50 g pulp. As reported by Chemex, the detection limit is 0.05 ppm Au (calculated by the lab as <0.001 oz Au/t) and 5 ppm Ag (calculated by the lab as <0.1 oz Ag/t). With the high detection limit of the gravimetric analysis, it is recognized that accuracy is lost on low values near the detection limit, which is exacerbated by using the calculated oz/ton value. While this does not affect

the resource calculation, it may represent a loss of information on the low end that could be of value to exploration.

Duplicate check samples were collected at the reverse circulation rig at 50-foot intervals (every 10th sample). The check samples were sent to American Assay Laboratories of Sparks, Nevada where standard sample preparation was used, i.e. crushing of the whole sample, taking out a 250 g split to pulverize to 75 microns. Silver was analyzed by aqua regia digestion and an AA finish. The samples were analyzed for gold by FA with an AA finish on a 30 g pulp. As reported by American Assay, the detection limits are 0.003 ppm Au and 0.2 ppm Ag.

For core holes, the whole core was put into heavy cardboard boxes, approximately 10 feet per box, at the rig by the drill crew. The core boxes were brought into Reno once per day by Pan-Nevada personnel and stored at a private facility. The core was then photographed, logged and split, with half being sent to ALS Chemex of Sparks, Nevada for analysis. The drill hole number and footage were marked on the sample bag for sample identification. The core samples underwent standard sample preparation procedures, i.e. crushing of the whole sample, taking out a 250 g split to pulverize to 75 microns. The samples were analyzed for gold by FA with an AA finish on a 30 g pulp. Silver was analyzed by aqua regia digestion and an AA finish. As reported by ALS Chemex, the detection limits are 0.005 ppm Au and 0.2 ppm Ag.

Upon receipt of the initial assays, the coarse rejects from 71 samples that contained mineralized material were sent to American Assay Laboratories for re-analysis. Standard sample preparations were used and the samples were analyzed for gold by FA with an AA finish on a 30 g pulp. Silver was analyzed by aqua regia digestion and an AA finish. As reported by American Assay, the detection limits are 0.003 ppm Au and 0.2 ppm Ag.

14.0 DATA VERIFICATION

Aside from the early work done by prospectors and miners, seven different companies or individuals worked on the property prior to Pan-Nevada and left data which were tabulated into a database by Echo Bay. That database formed the starting-point for the resource estimate provided in this report. During preparation of this report and the review of currently available data, some changes were made to the original database as described below. Drill information acquired by Pan-Nevada during its 2006 drill program has also been added to the database by MDA. Midway and Rye Patch report they have not conducted any exploration at Jessup, so the database remains unchanged since the data from Pan-Nevada were added.

Table 14.1 lists the companies who are known to have drilled on the property, along with a summary of the recorded sampling they performed in their drill campaigns. Table 14.2 lists all the sampling in the database by type. No assays are recorded in the database for Cordex's holes JE-19 and JE-29. As discussed in Section 13.1, it is surmised that these holes were never assayed.

One of the present authors (Ristorcelli) verified the Echo Bay database in preparation of a previous report (Ristorcelli and Read, 1998), using considerable data available to Echo Bay Exploration at that time. That verification process forms the basis for most of the conclusions described in Sections 14.1.1 through 14.2. For the present report, supporting documentation for the sample database is less abundant than that used in the 1998 MDA study and consists of:

- Great Basin – copies of the original assay certificates for the single drill hole
- Occidental – copies of drill hole summaries showing generalized geology, gold and silver assays, drill contractor, date of drilling, dip, and total depth of holes
- Cordex – copies of geologic logs showing drill information, geology, and assays for most of their 42 holes and short drill summaries summarizing geology and mineralized intervals; copies of original assay certificates for all but five holes
- Santa Fe – geologic logs and copies of original assay certificates for all holes
- Amax – copies of original assay certificates for all drill hole and trench samples and copies of geological logs for all drill holes
- Southwestern Gold – copies of original assay certificates for drill hole samples, including check assays, and copies of drill hole summaries with geology, assays, drill contractor, date of drilling, azimuth, dip, and total depth of holes
- Echo Bay – copies of original assay certificates for all RVC drill holes and geologic logs showing drill contractor, date of drilling, and drill type for all holes.

Review of the data that were available to MDA during the present study did produce additional geologic and assay information that had not been included in the database by Echo Bay. This information has been added to the database and includes:

- Assays and geologic data from Occidental's hole J-12
- Assays from Cordex's holes JE-2, JE-3, JE-20, JE-21, JE-31, JE-35, JE-39, and JE-42 and check assays for some holes
- Assays and drill hole azimuth and dip from Santa Fe's holes JSF-1 through JSF-2, JSF-4 through JSF-6, JSF-10 through JFS-11, and JSF-13, but no collar locations could be found. All but JSF-

10 are located in section 17, which is Newmont property not part of Pan-Nevada's Jessup property.

- Replicate, check, and standards assays for some of the holes drilled by Amax, Southwestern, and Echo Bay and check assays from two Santa Fe holes
- Arsenic, mercury, and antimony assays from some Echo Bay holes
- Assays and geologic data from Echo Bay's hole EXJ-97-67
- Assays from 14 additional trenches excavated by Amax
- Coarse and fine soil assays for four Amax trenches

Geologic and assay information have also been added to the database from Pan-Nevada's drilling in 2006.

Table 14.1 Summary of Assaying by Material Operator

Echo Bay

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	8,081	0.000	0.003	0.020	5.956	0.000	0.768	oz Au/t
Silver	8,078	0.020	0.067	0.325	4.880	0.000	14.200	oz Ag/t

Occidental

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	745	0.000	0.002	0.007	2.879	0.000	0.074	oz Au/t
Silver	742	0.050	0.069	0.084	1.226	0.000	1.450	oz Ag/t

Cordex

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	1,122	0.002	0.004	0.014	3.162	0.000	0.252	oz Au/t
Silver	989	0.030	0.048	0.092	1.912	0.000	1.530	oz Ag/t

Amax

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	1,020	0.001	0.008	0.025	3.142	0.000	0.292	oz Au/t
Silver	960	0.020	0.079	0.176	2.221	0.000	1.460	oz Ag/t

Santa Fe

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	796	0.002	0.008	0.020	2.597	0.000	0.280	oz Au/t
Silver	797	0.020	0.094	0.323	3.441	0.000	2.920	oz Ag/t

Southwestern Gold Corp.

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	1,631	0.002	0.016	0.053	3.308	0.000	0.901	oz Au/t
Silver	1,631	0.030	0.219	1.326	6.045	0.000	43.580	oz Ag/t

Great Basin Gold

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	68	0.001	0.006	0.008	1.246	0.001	0.040	oz Au/t
Silver	68	0.000	0.032	0.052	1.610	0.000	0.180	oz Ag/t

Pan-Nevada Gold Corp

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	3,577	0.000	0.005	0.031	6.410	0.000	1.626	oz Au/t
Silver	3,577	0.030	0.137	1.083	7.919	0.000	38.840	oz Ag/t

Table 14.2 Summary of Assaying by Drill or Sample Type

Core

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	685	0.001	0.012	0.065	5.442	0.000	1.626	oz Au/t
Silver	685	0.040	0.375	2.350	6.267	0.000	38.840	oz Ag/t

Reverse Circulation

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	13,751	0.000	0.004	0.022	5.103	0.000	0.901	oz Au/t
Silver	13,689	0.030	0.084	0.575	6.869	0.000	43.580	oz Ag/t

Trenches

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	549	0.003	0.016	0.048	3.070	0.000	0.613	oz Au/t
Silver	549	0.040	0.145	0.561	3.863	0.000	9.910	oz Ag/t

Rotary

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Gold	2,055	0.002	0.005	0.016	3.368	0.000	0.280	oz Au/t
Silver	1,919	0.030	0.073	0.206	2.822	0.000	2.920	oz Ag/t

14.1.1 Database Audit

In 1998, MDA performed an audit of the Jessup database created by Echo Bay to check the integrity of the data entry from collar survey, assay and geologic information. All information was provided from the seven drilling campaigns that are described above.

About twenty percent of the assay database was checked in 1998 (Ristorcelli and Read, 1998). The assay data input from the assay reports to the database is good. All assays that were checked were entered correctly. The assay data is mostly complete, except that the Cordex holes have many sample intervals that were not assayed and for one Cordex hole (JE-24) the geologic log and assay certificate, if any, are missing. The geology taken from the logs and entered into the database was entered accurately, although it is incomplete. Geology input includes rock type, alteration, oxidation, and percent pyrite. Since one alteration column exists in the database, only one alteration type was entered into the database even if more than one alteration type was recorded on the drill logs. All the logs from the drilling campaigns were interpreted for geology and entered into the database with the exception of Cordex hole JE-24, whose geology log has disappeared, and Cordex hole JE-41, which was never logged for geology.

During preparation of the current report, a drill hole summary for Occidental hole J-12 showing geology and assays was found. Because the information for that hole had been missing from the original database, these data were added for the current study. Assays and geology from assay certificates and geologic drill logs for Echo Bay hole EXJ-97-67 were also found and were added to the database. Drill assay summaries for Santa Fe holes JSF-1, JSF-2, JSF-4, JSF-5, JSF-6, JSF-10, JSF-11, and JSF-13 showing assays with some check assays handwritten onto the summary were found during the current study and were added to the database; drill hole locations were taken from geologic maps. All of these Santa Fe holes except for JSF-10 are located in section 17, outside of the current project boundary.

Minor corrections in the azimuth, elevation, and/or dip were made to holes JSF-7, SWD-3, and JS-2A based on original data reviewed for the current report. Values for two assays in hole SWD-10 had been reversed in the original database but were corrected during this study based on copies of the original assay certificates. The only significant change in original data made during the present study involved nine trench samples from Amax's trench SJTR-2. Review of copies of assay certificates as well as Amax maps showing trench locations and assays led to the correction of assay values for this trench in the original database. In addition, the azimuth of trench AMAX-1 was corrected based on an Amax geologic map. Where necessary, assays that were below detection limits and shown on the original database as 0 or the detection limit were changed to one-half the detection limit.

The weak point in the database is the drill hole collar surveying. All the Echo Bay and Southwestern Gold holes were located and surveyed by Echo Bay personnel. There is a high degree of confidence in the location of these holes. The problem exists with the rest of the holes drilled by previous operators. Many of these holes were located with the use of orthophotos and had the coordinates measured from them, while other holes were located on the ground and surveyed by Echo Bay. All the Santa Fe holes had been reclaimed, and none of them were located on the ground. All holes except Echo Bay's and Southwestern Gold's are believed to have an accuracy of +/- 100 ft; given the elapsed time since the holes of prior operators were drilled, there is no practical way to gather more accurate survey information for them.

Trench data has been entered into the database but due to uncertainty of trench sample quality and the lack of a detailed study, trench samples were used for only very local grade estimation within the geologic model. Assays for samples collected by Amax from 14 additional trenches (SJTR-4, CJTR-1 through CJTR-12, AMAX-2) were added to the database during the current report preparation, with values taken from copies of original assay certificates. Assays for coarse and fine soil samples for Amax trench SJTR-1 and SJTR-2 and CJTR-2 and CJRT-3 that had previously not been included were added during the present study. In addition, previous data for trench SJTR-2 were corrected, and additional assays were added. Of the 21 trenches known to have been excavated by Southwestern Gold, assays for all but SWJ-1, 10, and 12 are in the database.

Plots made in 1998 of the gold and silver grades with geology verified that the logging was reasonable and that the data were interpreted correctly. For example, logged quartz stockwork and silicification do carry the highest grades of gold and silver, while the coarse lapilli tuff and andesite are the lithologies that contain the highest grade of both gold and silver (supporting the hypothesis of stratiform mineralization). Relationships of gold and silver to oxidation and pyrite were less obvious. The conclusion is that the quantified geologic logging available is probably valid and represents a data set that can be used as a base for geologic interpretation. Though the database is incomplete, what could be done is done and is considered valid and correct.

No formal sample integrity study was performed on the drill hole database for this current report; however, MDA did review all the drill holes on section looking for possibly contaminated drill holes. MDA eliminated only a few of the samples from the resource estimate and determined that the possible contamination was not extreme and will not materially affect the resource estimate.

14.2 Twin Holes

Echo Bay twinned two RVC holes with core holes. MDA is assuming that the holes are true twin holes in that they are collared at very near the same location and have the same orientations. Core hole EJC-1 twinned RVC hole SWD-4 while core hole EJC-2 twinned RVC hole EXJ-97-53. The results for the first set of twins (EJC-1 and SWD-4) showed a similarity in location of gold grade, though on a sample by sample basis there was considerable variance in grade (Ristorcelli and Read, 1998). This is to be expected for the mineralized geologic environment found at Jessup. Recoveries were good, and the results were within tolerable levels.

Twin holes EJC-2 and EXJ-97-53 showed a somewhat different relationship from the first set of twin holes (Figure 14.3). Within the upper 100 feet, the core and RVC holes showed a similarity in location of grade, though, as with the first set of twins, on a sample by sample basis there was considerable variance. The twin holes begin to differ below 100 feet, where the RVC hole shows both a thicker and higher grade mineralized interval down to 145 ft. The RVC hole also has an additional low-grade interval from 160 ft to 210 ft that is not matched within the core hole. It is not clear whether this zone represents in-place mineralization or is possible down-hole contamination. It is MDA's opinion that this set of twins show that:

- the grades are highly variable within short ranges in this area;
- there is a small amount of possible down-hole contamination in the RVC drilling; and
- the RVC drill samples can and do decay down to background levels at some point.

In addition to these RVC/core hole twins, Echo Bay twinned three of their shallow (100-ft drill depth) "PJ" series RVC holes with later RVC holes. The geologic log for Echo Bay's RVC hole EXJ-97-8 indicates that it was a twin to their RVC hole PJ-33 located seven feet away, while hole EXJ-97-19 twinned hole PJ-35, and hole EXJ-91-20 twinned PJ-34. Both of the latter twin pairs were located about ten feet apart. The twin results show a good correlation between the low-grade mineralized intervals intersected in all three twin pairs although, as with the core/RVC twins discussed above, there is some variance in grade on a sample by sample basis.

Figure 14.3 Down Hole Comparison of One Set of Core/RVC Twins


Echo Bay
Twin Holes - EJC-2 (core) and EXJ-97-53 (RVC)
oz Au/t
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
15 30 45 60 75 90 105 120 135 150 165 180 195 210 225 240
Depth From (ft)
RVC
Core

Pan-Nevada was concerned with the effects on gold recovery of wet RVC drilling, especially recovery of fine particulate gold. The first two Pan-Nevada RVC holes (JP-06-01 and JP-06-02, both drilled wet) were twinned with RVC holes drilled completely dry (JP-06-11 and JP-06-12, respectively). Both twin pairs were shallow holes drilled to test the near-surface North Jessup mineralization. Drill holes JP06-01 and twin JP-06-11 were angle holes while JP-06-02 and JP-06-12 were drilled vertical. RVC vertical hole JP-06-20, drilled wet, twinned Echo Bay's RVC hole PJ-29, which was drilled dry and encountered shallow high-grade mineralization within the center of the North Jessup area. Composited assay results for the three twins indicate an average 36% increase in reported gold in the dry holes. If only the >0.01 oz Au/ton intervals are used in the calculation, the dry holes show a 40% increase in reported gold. In all three twin pairs, the dry hole showed an increase in average grade. As with previous twin results, there is similarity in location of grade but a variance in individual grade values. These results were somewhat skewed by the single 0.578 oz Au/ton intercept in PJ-29. The corresponding interval in the wet twin hole (JP-06-20) showed significant mineralization but only at a 0.128 oz Au/ton grade.

Removing this sample interval from the composite calculation results in a 17% increase in reported gold from the dry holes, still a significant difference.

One of the core holes (JP-06-48C) drilled by Pan-Nevada in 2006 was a twin of an RVC hole (JP-06-18) drilled earlier in the year. The RVC hole encountered two significant mineralized intervals, with the latter interpreted as a possible feeder structure within the andesite volcanic basement lithology. The core hole results confirmed the two intervals though the thickness and gold grades of the upper zone was significantly less than in the RVC hole. Whereas the RVC hole showed a 40-ft thick zone containing two samples assaying greater than 0.10 oz Au/ton, the core hole intercepted only a 10-ft thick horizon with an assay high of 0.07 oz Au/ton. The twin pair showed a better correlation for the lower mineralized interval with the core interval being thinner (5-ft versus 10-ft) though the core assay was higher grade (0.07 oz Au/ton versus 0.05 oz Au/ton).

14.3 Check Assays

MDA has no evidence that any check assaying was performed for the drilling samples collected by Great Basin or Occidental.

Cordex ran check assays on 16 samples from nine rotary holes. The checks were run by Monitor Geochemical Laboratory, Inc. using FA. MDA reviewed the assay certificate for these checks and entered them into the database. The results on these few samples confirmed the original assay with no significant deviation in gold values.

Santa Fe ran check assays on 18 samples from RVC holes JSF-14 and JSF-15. The checks were run by Chemex Labs, and MDA reviewed copies of the original assay certificate. The checks were analyzed for gold using a 0.5 assay ton FA with an AA finish. The re-assays for silver were 2-g aqua regia assays by AA. The check results showed no significant deviation from the original assay values.

MDA has no evidence that any check assaying was performed for the drilling samples collected by Amax. Copies of original Bondar-Clegg assay certificates as well as the geologic drill logs for Amax's holes indicate that three standards were assayed for all holes except JS-2, which had one standard assay before the hole was abandoned. Standards were also run for the trench sample assays.

As described in Section 13.2, Southwestern Gold initially used Bondar-Clegg for assaying samples of their first 16 drill holes but re-assayed some holes using American Assay Laboratories due to the wide variation in results from standards assayed by Bondar Clegg. MDA's analysis of the American Assay check data show that for the original/check assay pairs which have an average mean gold grade of 0.005 oz Au/ton or greater (a total of 266 sample intervals), each individual American Assay check gold value was 28% higher on average than the original Bondar Clegg assay. This high relative difference indicates a significant bias between the labs. The overall variance (absolute difference between original and check) was at 40%. For their remaining drill holes, Southwestern Gold used American Assay Laboratories for both the original and check assay analyses. Standards were submitted for all drill holes. American Assay occasionally re-assayed samples and, for samples with initially high gold values, ran gravimetric analysis as checks. Review of copies of the original assay certificates indicates no evidence of the use of standards for the check assay work. The American Assay in-house re-assay check data on 89 sample intervals show an average relative difference and absolute variance of 1 and 10%,

respectively. It was presumed by MDA that the check assays were run on coarse reject samples, but the low relative and absolute differences suggest that the check assays were run on pulps.

Echo Bay used Cone Geochemical Inc. for their original assaying, and MDA reviewed copies of the original assay certificates. Standards were submitted for most drill holes. For the PJ-series holes and RVC holes EXJ-97-1 through EXJ-97-4, it was not evident from the certificates or drill logs whether standards were submitted with the samples. Check samples using duplicate pulps taken from the coarse rejects were assayed by Chemex Labs for 12 of the EXJ-series holes and for hole PJ-29. MDA's analysis of the Chemex check data show that for the 145 original/check assay pairs which have an average mean gold grade of 0.005 oz Au/ton or greater, the average relative difference for each check/original pair was less than 5% indicating only minor bias between labs. Figure 14.4 shows the absolute difference between the original and check assay values. For samples with a mean grade 0.005 oz Au/ton or greater, the average variance was 30%, and the data suggest that the variance is higher, at up to 50%, at the higher grades. This amount of variance is high but not unusual for epithermal, volcanic-hosted gold deposits, where there is likely a nugget effect at the higher grades.

Echo Bay had Chemex Labs, Inc. run metallic screen assays for 152 samples from RVC holes EXJ-97-5, 10, 18, 41, 53 and PJ-29. The metallic screen assays were analyzed by FA with a gravimetric finish as compared to the AA finish on the original samples. The metallic screen versus original assay comparison is shown in Figure 14.5. The data are highly variable below about 0.008 oz Au/ton, possibly due to the lower precision of the gravimetric technique. Above 0.01 oz Au/ton, the metallic screen assays show generally higher gold values than the original samples. With further increasing grade though, the average difference apparently decreases but there is increasing variance between the metallic screen and original assays possibly indicating increasing natural variability due to a nugget effect. These results suggest that a larger number of samples should be check assayed using metallic screen assay methods. The conclusion of a more definitive analysis would better define the magnitude of the variance and possibly point out a bias in the database. It is not unusual to find that in addition to eliminating large variances in check assays and producing more reproducible analytical results, the overall grade of the samples might increase.

Figure 14.4 Echo Bay Original versus Check Gold Assay


Echo Bay - % Absolute Difference of Duplicate Gold Grades
200%
150%
100%
50%
0%
% Absolute Difference (original/check)
0.002
0.003
0.004
0.006
0.008
0.013
0.020
0.036
0.112
Mean of Pairs (oz Au/t)

Figure 14.5 Echo Bay Metallic Screen versus Original Assay


Echo Bay - %Relative Difference between Metallic Screen and Original Assay
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
-125%
-150%
% Relative Difference (MetScreen/Original)
0.004
0.005
0.007
0.010
0.019
0.030
0.078
Original Assay (oz Au/t)

Pan-Nevada collected duplicate drill rig samples at regular 50-foot intervals (every tenth sample) during the drilling of the 46 RVC holes completed in 2006. The duplicate samples were sent to American Assay for analysis by FA-AA. The original samples were assayed by similar FA-AA techniques at Chemex Labs. Of the total of 272 duplicate samples, just 67 duplicate/original sample pairs had an average assay above 0.002 oz Au/ton. Relative and absolute difference comparisons of the sample pairs are shown in Figures 14.6 and 14.7. At low gold values (< 0.005 oz Au/ton), the results are highly erratic due to the imprecision of the assay technique combined with the expected minor variation in gold content between samples. Within the mineralized material, the results start to become more regular, though there is still significant variation in the relative difference (Figure 14.6) with greater than 50 percent average difference, both positive and negative. There is some evidence that the relative difference values are lessening at grades above 0.02 oz Au/ton, though there are only a few samples at these higher gold grades. Within the mineralized material, there does not appear to be a significant bias between the two labs, but any evidence of bias might be concealed within the larger variation in sample differences.

The absolute difference between the sample pairs (Figure 14.7) starts to smooth out above 0.005 oz Au/ton, although there is still a 50 to 100% variance between samples at gold grades above 0.008 oz Au/ton. This very high variance appears to be decreasing at gold grades above 0.02 oz Au/ton, but only a few samples are at these higher grades. It is clear that at the economic cut-off grades used in resource estimation, there is significant inherent variation in sample assay results.

Pan-Nevada's check assay program for the 2006 core drilling campaign consisted of re-assaying the coarse rejects from the mineralized intervals determined from the original Chemex assays. The same coarse reject used for the original assay was sent to American Assay where a similar FA-AA technique was used to determine gold content. A total of 70 samples were re-assayed, but MDA's review of the data indicated either a sample numbering or lab problem with seven of the samples and these were removed from the original versus check evaluation. The results of the relative and absolute difference sample pair comparisons are shown in Figure 14.8 and 14.9. As compared to the RVC duplicate rig samples, the coarse reject results are much smoother and show less variation. There is a strong indication of lab bias shown in the relative difference values with the American Assay checks consistently assaying less than the Chemex original values. The average check assay value at gold grades between 0.005 oz Au/ton and about 0.1 oz Au/ton is about 13% less than the original. The few samples above 0.1 oz Au/ton show more erratic results, possibly indicating increasing natural variability within the mineralization. Additional checks at the higher grades are needed.

The absolute difference of the sample pairs (Figure 14.9) shows a fairly consistent trend, with the variance averaging about 21% at gold grades between 0.005 oz Au/ton and 0.1 oz Au/ton. Above 0.1 oz Au/ton, the sample pair variance becomes erratic and increases to over 50%. This could be a reflection of an increasing nugget effect or an artifact of the few samples at this high grade level.

Figure 14.6 Pan-Nevada - % Relative Difference of Duplicate RVC Check Samples


Pan-Nevada 2006 - %Relative Difference RVC Duplicate Samples
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
-150%
-200%
-250%
-300%
Duplicate/Original Rel Diff. (%
0.003
0.003
0.004
0.005
0.008
0.012
0.019
Mean of Pairs (oz Au/ton)

Figure 14.7 Pan-Nevada - % Absolute Difference of Duplicate RVC Check Samples


Pan-Nevada 2006 - %Absolute Difference RVC Duplicate Samples
400%
350%
300%
250%
200%
150%
100%
50%
0%
Duplicate/Original Absolute Diff. (%
0.003
0.003
0.004
0.005
0.008
0.012
0.019
Mean of Pairs (oz Au/ton)

Figure 14.8 Pan-Nevada - % Relative Difference of Core Coarse Reject Check Samples


Pan-Nevada 2006 - % Relative Difference Core Coarse Reject Check Samples
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
Check/Original Rel Diff. %
0.001
0.005
0.012
0.021
0.044
0.079
Mean of Pairs (oz Au/ton)

Figure 14.9 Pan-Nevada - % Absolute Difference of Core Coarse Reject Check Samples


Pan-Nevada 2006 - % Absolute Difference Core Coarse Reject Check Samples
100%
75%
50%
25%
0%
Check/Original Abs. Diff. %
0.001
0.005
0.012
0.021
0.044
0.079
Mean of Pairs (oz Au/ton)

14.4 MDA Site Visit

A site visit was conducted by Paul Tietz, C. P. Geo., Senior Geologist of MDA, on April 27, 2006. Eleven surface samples were collected from the Jessup property for the purposes of verifying gold and silver mineralization. Rock chip and select dump samples were collected from the San Jacinto, Central Jessup and North Jessup areas. The MDA samples were kept in MDA's possession until they were delivered to ALS Chemex Laboratories (Reno, Nevada) for analysis. The samples were assayed for gold and silver by standard FA with AA finish procedures. The assay results from the eleven MDA samples (Table 14.3) confirm the presence of gold and silver mineralization within the Jessup property.

Table 14.3 MDA Verification Sample Results

Sample ID	Area	Sample Type	Au Grade (oz/ton)	Ag Grade (oz/ton)	Sample Comments
JPPT-1	San Jacinto	Dump	0.113	0.37	Trench SJTR-2: qtz vnlts within silicified ryholite tuff.
JPPT-2	San Jacinto	4-ft chip	0.021	0.16	Trench SJTR-2: qtz vnlts/brx within ryholite intrusive.
JPPT-3	San Jacinto	Dump	1.028	4.61	San Jacinto Mine: chalcedonic brx within silicified tuff.
JPPT-4	Central Jessup	Dump	0.253	28.88	Unnamed shaft: qtz vnlts/brx within silicified rhyolite intrusive.
JPPT-5	Central Jessup	Subcrop grab	0.894	1.94	Weak pyritic, chalcedonic vnlts/brx within silicified tuff/sediment.
JPPT-6	Central Jessup	dump	0.587	1.11	Trench SWJ-3: chalcedonic vnlts/brx within silicified sediment.
JPPT-7	Central Jessup	5-ft chip	0.007	0.06	Weak silicified rhyolite intrusive.
JPPT-8	North Jessup	dump	0.157	1.64	Unnamed shaft: chalcedonic vnlts/brx within silicified andesite.
JPPT-9	North Jessup	3-ft chip	0.031	0.22	Chalcedonic vnlts/brx along E-W structure within silicified tuff/sediment.
JPPT-10	North Jessup	dump	0.004	0.08	Unnamed trench: silicified tuff with strong FeOx boxworks and minor qtz vnlts.
JPPT-11	North Jessup	Subcrop grab	0.004	0.04	Moderately silicified rhyolite tuff with FeOx fractures.

15.0 ADJACENT PROPERTIES

As described in Section 4.2, the land held by Rye Patch forms a checkerboard pattern with sections now owned by Newmont that are not part of the Jessup property described in this report. Newmont's section 17, specifically, lies adjacent to the Central Jessup and San Jacinto mineralized areas. Although Santa Fe drilled a number of holes in section 17, which they owned at the time they were working at Jessup, there is no evidence known to MDA that significant amounts of mineralization are present in that section.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing was conducted by five companies from 1986 to 2001. The initial work by Santa Fe consisted of 21 cyanide leach extraction tests performed on pulps from reverse circulation drill sample rejects. This was followed by a total of 17 bottle-roll tests completed by four different companies. Fifteen of the bottle-roll tests were performed on drill-cuttings composites, with the remaining two performed on trench samples. Three of the bottle-roll samples were from the San Jacinto area, while 12 were from North and Central Jessup. The parent material for one of the bottle-roll tests was also used to complete one sample flotation test and one gravity concentration test. Along with the bottle-roll tests, 108 eight-hour shake leach tests were also completed on pulps from drill cuttings.

Pan-Nevada conducted preliminary metallurgical testing in 2006 which consisted of 68 cyanide leach 24-hour extraction tests on reverse circulation drilling coarse rejects and pulps. The samples were collected from 16 holes drilled in the spring of 2006 by Pan-Nevada.

Rye Patch has not conducted any metallurgical testing to date.

16.1 Santa Fe Mining, Inc. (1986)

Santa Fe submitted RVC sample rejects from 21 intervals in holes JSF-14, JSF-15, and JSF-16 for FA as well as both cold and hot cyanide extraction. Chemex Labs Ltd. in Sparks, Nevada conducted the FA analysis, while the cyanide extraction work was completed by Barringer Laboratories, Inc. in Golden, Colorado MDA has no details on the analytical techniques used by Barringer. The FA and cold cyanide extraction results are tabulated on Table 16.1. Gold extraction was good, but silver extraction was generally poor. Note the extreme variability with cyanide leach recoveries often over 100% of the FA recoveries. The sample data are too small to be conclusive and are extremely variable. There are no unoxidized samples in this data set, and the mixed material has lower recoveries than the oxidized material.

16.2 Southwestern Gold Corporation (1992)

Southwestern Gold submitted two trench samples to McClelland Laboratories for preliminary bottle-roll metallurgical tests to determine their amenability to cyanide heap leaching (Sorce, 1992). The data for samples "Central Jessup" and "San Jacinto West" are in Table 16.2. The first sample was of higher-grade clay-rich material, while the second was of lower-grade mineralization.

According to Sorce (1992), each sample weighed 100 lbs and was crushed to 80% passing ½ inch feed size and then split to obtain 1 kg for the bottle-roll test and samples for triplicate direct head assay. The head assays shown in Table 16.2 are averages of the triplicate samples, except for the gold assay on the Central Jessup sample. For that sample, the initial assay was outside of expected precision limits so was not used to calculate the average. Head samples were assayed using conventional FA fusion procedures to determine precious metal content. The bottle-roll samples were mixed with water to achieve 40 weight percent solids. Lime was added to adjust the pH to 11.0; then sodium cyanide equivalent to 2.0 pounds per ton of solution was added.

Table 16.1 Cyanide Extraction on Santa Fe Drill-cuttings by Barringer Lab (1986)

Hole	Interval	Ox/Unox	Chemex FA		Barringer FA		Barringer CN Leach - Cold			
			Au Grade (oz Au/t)	Ag Grade (oz Ag/t)	Au Grade (oz Au/t)	Ag Grade (oz Ag/t)	Au Grade (oz Au/t)	Ag Grade (oz Ag/t)	Au Rec (%)	Ag Rec (%)
JSF-14	110-115	Ox	0.134	0.25	0.134	0.23	0.167	0.156	125%	68%
	115-120	Ox	0.093	0.33	0.104	0.31	0.090	0.201	87%	65%
	120-125	Ox	0.090	0.28	0.086	0.28	0.077	0.118	90%	42%
	125-130	Ox	0.066	0.25	0.066	0.23	0.061	0.165	92%	72%
	130-135	Ox	0.164	0.45	0.162	0.47	0.169	0.350	104%	74%
	135-140	Ox	0.184	1.05	0.180	0.99	0.180	0.723	100%	73%
	140-145	Ox	0.280	2.10	0.280	2.00	0.217	1.080	78%	54%
	145-150	Ox	0.199	0.93	0.180	1.06	0.196	0.653	109%	62%
	215-220	Ox	0.060	0.36	0.068	0.36	0.077	0.307	113%	85%
	220-225	Ox	0.175	2.86	0.192	3.06	0.208	1.621	108%	53%
	225-230	Ox	0.128	2.92	0.134	5.91	0.142	3.314	106%	56%
JSF-15	40-45	Ox	0.066	0.91	0.066	0.80	0.043	0.150	65%	19%
	45-50	Ox	0.050	2.92	0.056	2.79	0.043	0.566	77%	20%
	50-55	Ox	0.047	2.92	0.048	14.40	0.021	2.453	44%	17%
	55-60	Ox	0.039	2.92	0.038	9.62	0.021	2.117	55%	22%
	245-250	Mixed	0.005	2.89	0.004	3.79	0.002	1.270	50%	34%
	250-255	Mixed	0.010	2.92	0.010	5.72	0.006	3.431	60%	60%
JSF-16	20-25	Ox	0.019	0.03			0.010	0.013	53%	43%
	155-160	Mixed	0.017	0.16			0.019	0.048	112%	30%
	160-165	Mixed	0.010	0.19			0.012	0.105	120%	55%
	170-175	Mixed	0.019	0.13			0.014	0.024	74%	18%
							Average of Oxide		88%	52%
							Average of Mixed		83%	39%

Table 16.2 Bottle-roll Testing on Jessup Drill-cuttings Composites and Trench Samples by McClelland Laboratories and RDI (1992 – 1997)

Company	Area	Hole	Ox/Sulf	Head Assays		Calculated Head		Au Rec	Ag Rec	CN	Lime	Lab	Test Comments
				Au Grade (oz Au/t)	Ag Grade (oz Ag/t)	Au Grade (oz Au/t)	Ag Grade (oz Ag/t)			(lbs/T)	(lbs/t)		
Southwestern	Central J	Trench	Ox	0.082	0.31	0.073	0.37	78%	32%	0.1	17.0	McClelland	1/2 inch, 96 hours
Southwestern	SJ West	Trench	Ox	0.010	0.16	0.010	0.16	90%	44%	0.1	8.9	McClelland	1/2 inch, 96 hours
Americomm	San Jacinto	SWD-4	Mixed	0.186	10.80	0.230	9.37	83%	83%	1.2	5.9	RDI	150 mesh, 96 hours
Echo Bay - 1	N. Jessup	PJ-17	Ox	0.012	0.08	0.011	0.10	91%	31%	2.6	52.6	McClelland	10 mesh, 120 hours
Echo Bay - 2	N. Jessup	PJ-29	Ox	0.073	0.56	0.056	0.49	79%	21%	1.9	34.4	McClelland	10 mesh, 120 hours
Echo Bay - 3	N. Jessup	PJ-29	Ox	0.627	0.50	0.673	0.59	90%	65%	1.3	34.0	McClelland	10 mesh, 120 hours
Echo Bay - 4	N. Jessup	PJ-29	Ox	0.040	0.19	0.045	0.12	89%	28%	1.2	33.0	McClelland	10 mesh, 120 hours
Echo Bay - 5	N. Jessup	EXJ-97-5	Ox	0.062	0.88	0.072	0.89	83%	18%	1.3	45.5	McClelland	10 mesh, 120 hours
Echo Bay - 6	N. Jessup	EXJ-97-8	Sulf	0.036	0.46	0.042	0.41	12%	26%	2.7	40.1	McClelland	10 mesh, 120 hours
Echo Bay - 7	N. Jessup	EXJ-97-13	Ox	0.097	1.35	0.093	1.23	73%	36%	3.6	67.2	McClelland	10 mesh, 120 hours
						Average Oxide		85%	35%				
						Mixed (one sample)		83%	83%				
						Sulfide (one sample)		12%	26%				

Gold recoveries of 78 and 90% were achieved from the Central Jessup and San Jacinto West samples, respectively, after 96 hours of leaching. Silver extraction was 32% on the Central Jessup sample and 43% on the San Jacinto West sample. Over 80% of the total extraction was complete in 24 hours of leaching, with additional extraction at a slow but significant rate until the completion of the test at 96 hours. It is likely that recoveries would show a small increase with a longer leach time. The study concluded that the samples were amenable to direct agitated cyanidation at an 80% minus ½ inch feed size; the initial gold and silver extraction rates were rapid; cyanide consumptions were very low; and lime requirements were moderate to high (Sorce, 1992).

16.3 Americomm Resources Corp. (1996)

One sample of RVC cuttings from a drill hole in the San Jacinto area was analyzed by RDI of Denver for Americomm using bottle roll, flotation, and gravity recovery methods (Armstrong, 1996). The drill-cuttings were crushed, blended and split, and about 300 g of material was pulverized to minus 200 mesh for gold and silver analyses, which were performed in triplicate.

For the bottle-roll test, the sample was stage-ground to 80% passing 150 mesh and leached for 96 hours. Cyanide concentration was maintained at 1.5 g/L during the test, and the pH was adjusted to 11.00. Gold and silver extraction was greater than 80% after 24 hours, and there was no further extraction past 24 hours. Details from Armstrong (1996) of the bottle-roll results and the cyanide and lime consumption are shown on Table 16.2.

The flotation test sample was stage-ground to 80% passing 150 mesh, and a 1 kg charge was used for testing. Five timed concentrates were collected – the first three using only sulfide collectors and frother. The fourth was initially conditioned with lime and copper sulfate to promote the flotation of sulfosalts, sphalerite, and arsenopyrite minerals. The final flotation stage was performed after the pulp was conditioned with sulfuric acid to pH 4.5. Results of flotation testing were poor, with 45% of the gold left in the tailing. Armstrong (1996) suggests that the gold in tails is most likely fine particles associated with silicate mineral.

The gravity test sample was ground to 80% passing 25 mesh and concentrated over a Diester shaking table. An initial rougher concentrate was collected and then cleaned to maximize extraction of precious metals. The results were considered to be moderate (Harrison, 1997) in that a high precious metal grade was produced in the cleaner concentrate (4.72 oz Au/ton and 526.77 oz Ag/ton), but this represented just 15% of the total gold content. The gravity tailings would require further treatment such as leaching to recover the remaining gold (Armstrong, 1996).

16.4 Echo Bay Mines (1997)

Echo Bay submitted seven drill-cuttings composites from five drill holes to McClelland Laboratories for bottle-roll metallurgical testing (McPartland, 1997). The drill holes were all from the North Jessup target area, and all seven composites were felsic ash tuff exhibiting silicic/argillic alteration. All samples were oxidized material from 120 feet or less in depth, except for sample 6 (drill hole EXJ-97-8) which was sulfidic. Each composite sample was split, and duplicate bottle-roll and head grade analyses were conducted on each composite. The averaged data for each of the Echo Bay samples are shown in Table 16.2.

The seven composites represented from five- to 90-foot drill intervals and weighed from 4.2 to 90.8 lbs. Each composite was blended and split to obtain two 2 kg samples. Each 2 kg sample was then split in half to produce a one kg sample for bottle-roll testing and another kg sample to be resplit into duplicate 500 g samples for direct head assay. For composite 3, which only represented a five-foot drill interval, the duplicate bottle-roll test split weights were each about 400 g, and head assay splits were about 150 g.

Head samples were assayed in duplicate using conventional FA fusion procedures to determine precious metal content. For composite samples 1, 2, and 4, head assay results showed "spotty" gold values with

head grade agreement for those composites below normally expected limits of precision (McPartland, 1997). Head grade agreement for the other four composites was within normally expected limits. The "spotty" gold assay values may indicate the presence of "visible" free-milling gold or gold values associated with sulfide mineral particles (McPartland, 1997). Head assays and calculated head grades shown on Table 16.2 represent the average of the duplicate assays and duplicate bottle-roll tests from McPartland (1997).

The bottle-roll samples were crushed to a nominal 10 mesh feed size and then mixed with water to achieve 40 weight percent solids. Lime was added to adjust the pH of the pulps to 11.0; then sodium cyanide equivalent to 2.0 pounds per ton of solution was added.

All six of the composite oxide samples were amenable to direct agitated cyanidation, with gold extraction ranging from 73 to 91% after 120 hours of leaching. The one sulfide composite (sample 6) was not amenable to direct agitated cyanidation, with a gold extraction of just 12%. Gold recoveries from the duplicate tests generally agreed closely. The largest deviation occurred within composite 2 where the gold recoveries were 83 and 75%. Gold extraction was substantially complete in 24 hours of leaching. Silver extraction was less than 37%, except for a single sample for which extraction was 65%. Cyanide and lime consumption varied substantially but generally were high. McPartland (1997) reported that moderate to severe difficulty in controlling leaching pH was encountered with all seven composites. Generally much more than half of the total lime required was added during interim sampling intervals, after initial pH adjustment procedures.

Splits of composites 2 and 6 were sent to Hazen Research, Inc. for mineralogical and chemical study. Schwartz (1997) concluded that much of the gold in composite 6 was refractory and that gold often occurs sub-microscopically in arsenic-bearing sulfides, in line with the poor extraction result for that sample in the bottle-roll test. Schwartz (1997) indicated cyanide-leach test data would be needed for confirmation.

16.5 Snowwave (2001)

In 2001 when Snowwave was conducting its due diligence before acquiring the Jessup property, five drill-cuttings composites from four Echo Bay holes were submitted to American Assay Laboratories for shake leach and bottle roll tests (American Assay Laboratories, 2001). Three of the holes were from North Jessup, and a single hole was from San Jacinto; all of the sample material was from the near-surface oxide zone. The following discussion is taken from the American Assay 2001 report with results shown in Table 16.3.

An initial cyanide shake leach test was performed on a 15 g pulp split from each of the composite samples to determine optimal pulp density for the bottle-roll tests. Lower pulp densities were used for those samples with appreciable clay due to the absorption of solution into the clay. The pulp densities used for each bottle-roll test are shown in Table 16.3.

The bottle roll tests were conducted on 300 to 400 g samples stage-ground to minus 150 mesh. A solution of 1 lb/ton NaCN and then 5 grams of lime were added to each sample, which was then leached a total of 400 hours. Gold extraction averaged 84% for the six samples that contained appreciable gold mineralization. Extraction from the pulps was essentially complete after 24 hours, with samples

achieving over 90% of the total extraction in as fast as two hours. Cyanide consumption averaged between one and two pounds per ton, while lime consumption was up to 30 pounds per ton.

Table 16.3 Bottle-roll Testing on Drill-cuttings Pulps for Snowwave by American Assay Laboratories (2001)

Hole	Interval	Area	Ox/Unox	Calculated Head Grade (oz Au/t)	Au Rec (%)	Pulp Density (%)	CN (lbs/T)	Lime (lbs/T)	Comments
EXJ-97-10	35-65	N. Jessup	Ox	0.025	92%	25%	2	30	washed
EXJ-97-10	35-65	N. Jessup	Ox	0.025	96%	25%	2	30	unwashed
EXJ-97-18	65-75	N. Jessup	Ox	0.073	77%	29%	<1	25	unwashed
EXJ-97-33	45-65	San Jacinto	Ox	0.016	88%	33%	1	25	unwashed
EXJ-97-53	105-125	N. Jessup	Ox	0.024	75%	29%	2	<25	washed
EXJ-97-53	105-125	N. Jessup	Ox	0.024	75%	29%	2	<25	unwashed
EXJ-97-53	130-140	N. Jessup	Ox	<0.001	NA	33%	1	25	unwashed
				Average oxide	84%				

For two of the samples, one part was washed before the bottle roll testing while the other part was not washed before testing. The washed sample was washed with 1000 ml of water and then filtered through filter paper before the NaCN solution and lime were added to start the leach process. The wash solution was analyzed for trace element geochemistry. No advantage was gained by washing. Washing seemed to deter extraction in the EXJ-97-10 sample, but the extraction rate for the washed sample in EXJ-97-53 was faster than for the unwashed sample.

In addition to the bottle roll tests, 104 8-hr shake tests were conducted on RVC sample reject pulps. These were tabulated and are presented below in Table 16.4. Note the significant decrease in recovery from oxide to sulfide and the significant change in arsenic grades from oxide to sulfide. The results under the "All Samples" heading are for all samples, including those that have cyanide recoveries over 100%, which indicates a problem with the assays or significant natural variability within the mineralization. The columns to the right look at only those samples with recoveries under 100%, and there is the expected decrease in average recoveries for all material types. It would be reasonable to assume that the "true" recoveries from *pulverized* would be between the two scenarios (*i.e.*, the sulfide recovery average is between 31 and 47%).

Table 16.4 Cyanide 8-hour Shake Leach Tests on Pulps by American Assay Laboratories (2001)

	All Samples			Samples <100% Rec.	
	# samples	Avg. Rec.	As (ppm)	# samples	Avg. Rec.
Oxide	74	69%	761	61	59%
Mixed	10	54%	1,130	8	38%
Sulfide	20	47%	8,050	17	31%
Total	104			86	

16.6 Pan-Nevada (2006)

Pan-Nevada submitted 60 coarse rejects and eight pulps to ALS Chemex for 24-hour agitated cyanide leach analysis. The samples were individual five-foot intervals collected from the 2006 reverse circulation drilling rejects and were from drill holes scattered throughout the Jessup property. Forty-five of the coarse reject samples and four of the pulps were from oxide material, while 12 coarse reject samples and three pulps were sulfidic material. The remaining four samples (three coarse rejects and one pulp) were mixed oxide and sulfide.

The coarse reject samples were crushed by ALS Chemex to minus 10 mesh. An approximate 1 kg split of both the crushed reject and original minus 200 mesh pulp sample was used in the leach analysis. The samples were placed into a bottle-roll and then leached in 2000 ml of 0.25% cyanide solution for 24 hours, at which time the solution was analyzed for gold and silver. No head or tail analyses were performed, and there was no determination of cyanide consumption or extraction rates. Precious metal recoveries were calculated by comparing the cyanide extraction gold and silver grades versus the sample's original 50-gram FA value. The results of the cyanide extraction on the few pulp samples were varied, with both oxide and sulfide material showing both very poor to moderate gold extraction rates.

The coarse reject extraction results are shown in Table 16.5. Only 58 coarse reject samples, out of the 60 total, are indicated in the table due to the removal of two samples with less than detection (<0.001 oz Au/ton) FA values. The average gold recovery for the oxide material is 84%. This is very similar to the gold recovery results for oxide material as determined in the historic bottle-roll tests described above in section 16.1. The average gold recovery for the sulfidic material is 20%, a modest improvement over the 12% gold recovery value from the single bottle-roll test completed by Echo Bay. The Pan-Nevada results still indicate that sulfide material is not amenable to cyanide heap leach processes. The silver recoveries are moderate, and combined with the generally low silver grades would seem to indicate that silver would not be economically significant within the Jessup deposit.

Table 16.5 24-hour Agitated Cyanide Leach Tests on Pan-Nevada Drill Cutting by ALS Chemex (2006)

	All -10 mesh Samples			-10 mesh Samples <100% Au Rec.		
	# samples	Au Rec	Ag Rec	# samples	Avg. Rec.	Ag Rec
Oxide	44	**84%**	59%	33	74%	39%
Mixed	3	**40%**	77%	2	9%	33%
Sulfide	11	**20%**	33%	11	20%	33%
Total	58	48%	57%	46	34%	35%

The right-side of Table 16.5 shows the adjusted values after the samples whose calculated recoveries are greater than 100 percent are removed from the analysis. As discussed above in Section 16.1.5, recovery rates over 100 percent indicate either a problem with the analytical results (within either the original FA or the cyanide leach test) or inherent natural variability of the mineralization. Significantly, one-fourth of the oxide samples had gold recoveries over 100 percent. None of the sulfide samples had gold recoveries over 100 percent, and it is likely that the poor extraction for the sulfide material dominates any natural variability. The large number of oxide samples with recovery rates over 100 percent would indicate significant variability within the mineralization, and this issue should be the focus of further

work. The average recovery rates shown in the right side of Table 16.5 are likely conservative, since only the samples with unexplained high extraction rates have been removed.

A more detailed analysis of the sulfide results summarized in Table 16.5 indicates that the four lower grade samples (<0.03 oz Au/ton) averaged 42 percent gold recovery, while the seven higher grade samples averaged a very poor 8 percent gold recovery. All four of the low-grade sulfide samples were from two drill holes in North Jessup, while the seven high-grade samples were from San Jacinto West (three holes) and Central Jessup (one hole). Also, the low-grade samples were collected at a shallower depth (205 foot average drill depth) than the high-grade samples (324 foot average drill depth), indicating possible corrosion of the more near-surface pyrite. Additional work is required to determine whether gold grade, geography, depth and the effect of just minor surface oxidation of the sulfide, or possibly another factor, could play a significant role in sulfide recoveries.

16.7 Mineral Processing and Metallurgy Conclusions

The following conclusions are drawn exclusively from the limited metallurgical testing conducted by previous operators.

Seventeen cyanide leach bottle roll tests have been completed on Jessup mineralization. All testing was on oxidized material except for one sulfidic sample and one mixed oxide/sulfide sample. The oxide material and the one mixed sample behaved similarly, with recovery rates for gold over 70 percent and averaging 84 percent gold recovery. Silver recovery was much more variable and averaged less than 50 percent. Various feed sizes were tested, and the limited data appear to indicate that the recovery rates in oxide material are not dependent on the feed size. The one sulfide sample had a poor extraction rate (12% Au recovery).

In addition to the bottle-roll tests, there are 129 cyanide 8-hour leach tests conducted on sample pulps from various drill programs and an additional 60 cyanide 24-hour leach tests on minus 10 mesh drill-cuttings completed by the issuer. The results indicate good recoveries for the oxide material with recoveries dependent more on leach time than on sample particle size. The sulfide recovery results were poor to moderate, with decreasing particle size having a positive effect on gold recovery. Eight-hour cyanide extraction of sulfidic pulp samples averaged 47 percent gold recovery, while the 24-hour extraction of minus 10 mesh sulfidic material averaged 20 percent gold recovery. These data, along with the single poor bottle roll result (12% Au extraction), indicate that the sulfidic material is not likely to be amenable to cyanide heap leach processes. Much more metallurgical work is required to better define the sulfidic material.

Because there are only bottle-roll tests (as opposed to column-leach tests), the metallurgical characterization of the mineralization at Jessup is considered preliminary. One cannot be certain how bottle-roll tests equate to leach pad recoveries, and one should not make the assumption that they are equal. In fact, bottle-roll tests often overstate leach pad recoveries. Further work should be done to define the metallurgical characteristics at Jessup including column test work, identifying changes throughout the deposits, examining the relationship to oxidation, and determining the cause for the high reagent requirements.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This resource update was reported by MDA for Pan-Nevada, the previous operator, on February 7, 2007. Since that time, Rye Patch has acquired the property. Rye Patch reports they have done no further work, and there has been no additional work by MDA since the resource was estimated. There have also been no changes that would materially affect the calculations. This resource is considered current as of the date of the present report.

17.1 Introduction

The database currently defining the deposit and surrounding ground has 290 holes and 36 trenches totaling 106,935 feet (Table 17.1). The Jessup assay database contains 17,436 gold assays and 17,238 silver assays.

Table 17.1 List of Drilling and Trenching

	Core	RC	Trench	Rotary	Total
Number	9	225	36	56	326
Total Feet	3,638	72,155	10,582	20,560	106,935

The work done by MDA included building a geologic model on section, performing QA/QC analyses (described in Section 14.0), making two site visits, and taking some surface samples culminating in an estimated resource model.

MDA constructed cross sections, spaced 50 to 100 feet apart, looking northwest (azimuth 315°) through the entire resource area and surroundings. Drill-hole information, including host lithology, oxidation state, alteration, and gold and silver values, along with the digital topography, were plotted on the cross sections. Where applicable, the surficial geology was plotted on the sections. A geologic model was built. Later, as it was deemed that a different orientation was more appropriate for grade modeling, MDA modeled on cross section looking west-northwest (azimuth 285°), the same as was done in 1997.

Quantile plots of the gold and silver geochemical values were made to help define styles of mineralization. These geochemical breaks were used in the creation of distinct mineral domains to be used in resource estimation. Breaks were defined for gold at ~0.006 oz Au/ton and ~0.07 oz Au/ton. The down-hole assays on the cross sections were color coded to mark these populations and the zones were defined (Figure 17.1 and Figure 17.2). Once defined and checked, these zones were used to code drill-hole samples to the appropriate zones. In the Jessup area (as opposed to San Jacinto where drill spacing was much tighter), these zones were snapped to drill holes. The zones were sliced to mid-blocks looking north, and the zones were reconstructed on this long-section orientation. The latter zones were used to code the model.

The oxide surface and the mixed surfaces were modeled on the 285° sections. The sections were stitched together to make a surface, which in turn was used to code the block model.


Looking Northwest (285°)
oxidized
mixed
unoxidized
oz Ag/ton (left)
0.0-0.04
0.04-0.70
> 7.0
oz Au/ton (right)
0.0-0.006
0.006-0.07
> 0.30
Zones
low-grade
medium-grade

DATE	17 Nov 06
DRAWN BY	C Walker
CHECKED BY	S Ristorcelli
SCALE	not to scale

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

RYE PATCH GOLD INC.
Jessup Project
N45W Section 680 Gold Zone
Churchill Co NV

FIGURE NO. 17.1

CAD CONTROL BLOCK REF:\\sericite\projects\jessup\report\43-101\figures\zo680.dwg

CAD CONTROL BLOCK REF:\\sericite\projects\jessup\report\43-101\figures\zo4400.dwg
DATE:12/12/2006



Looking Northwest (285°)
oxidized
unoxidized
Topo
oz Ag/ton (left)
0.0-0.04
0.04-0.70
> 7.0
oz Au/ton (right)
0.0-0.006
0.006-0.07
> 0.30
Zones
low-grade
medium-grade

RYE PATCH GOLD INC. Jessup Project Churchill Co N45W Section 4400 Gold Zone NV	MINE DEVELOPMENT ASSOCIATES Reno Nevada	DATE	17 Nov 06
		DRAWN BY	C Walker
		CHECKED BY	S Ristorcelli
		SCALE	not to scale

FIGURE NO. 17.2

17.2 Sample Coding and Compositing

Overall, the mineralization style at Jessup, although poorly defined due to the preponderance of RVC drilling, consists of evenly disseminated or weak stockwork mineralization and some high-grade zones that are probably fracture or vein related. Two grade shells (~0.006 and ~0.07 oz Au/t) were used to control the modeling and to code samples. Sample descriptive statistics were calculated for gold and silver and are presented in Appendix B.

Compositing was done to 10-ft lengths (one-half of the final block size) honoring the mineral domains. Grades were estimated into each zone using composites from inside each shell. The volume outside the main grade shell was estimated using all composites from outside that shell but with severe higher-grade restrictions (Appendix C). That material outside the main shell was used for dilution purposes around the margins of the mineralization boundary and added a very small amount of inferred material over reported cutoff. Composite descriptive statistics are presented in Appendix B.

17.3 Density

There are no *in situ* rock density measurements for the Jessup rocks. As such, MDA made a best guess at values for the material being estimated considering oxidation, clay alteration and rock type. Table 17.2 presents the mean tonnage factor assigned to the rocks at Jessup. The lack of density measurements is one reason that there are no Measured resources at Jessup.

Table 17.2 List of Tonnage Factors Used in Model

Zone/Lith	Tonnage Factor
Unoxidized	13.5
Mixed	14.0
Oxidized	14.5

17.4 Resource Model and Estimation

The mineralization at Jessup is generally tabular in nature with a few higher-grade zones that dip vertically as well as horizontally. There are four deposits: San Jacinto, North Jessup, Central Jessup and Tosh Hill. The Jessup deposits have dimensions as follows:

- San Jacinto is 2000 ft long in an east-west direction with most of the mineralization lying between 4200 ft elevation and 4600 ft elevation. While much of the deposit is tabular, a higher-grade zone appears to be sub-vertical.
- Jessup (including Central and North) is 3000-ft long in a northwest direction, up to 1500-ft wide in the northeast direction. The deposits are all sub-vertical within a 100-ft thick zone with individual zones rarely over 50-ft thick, hence the loss from dilution to 20-ft benches.
- Tosh Hill is a very small deposit about 500 ft by 200 ft in plan view but is composed of only a few thin gently dipping zones.

The block model for Jessup was constructed with blocks measuring 25 ft by 25 ft by 20 ft (high). Estimation used partial blocks based on long section interpretations to simulate vertical dilution if mined on 20-ft high benches. If mining could execute effective grade control and production rates at block sizes of less than 20 ft high, then re-estimating the model to blocks to smaller than 25 ft by 25 ft by 20 ft would be appropriate.

MDA remodeled Jessup in a manner somewhat differently than in 1997. Two important differences were the availability of a good geological cross sectional interpretation and the use of long section interpretations instead of level plan interpretation. Correlograms were calculated for all gold zones separately and together. Due to insufficient sample pairs in the high-grade zone, the final correlogram parameters used for estimation were those from the high- and low-grade gold zones together. The correlograms were used to support the chosen search ranges used in estimation (Appendix C). MDA did not separately evaluate the geostatistics of each of the four deposit areas.

The reported resource estimation used the Kriging algorithm to estimate block grades (Figure 17.3 and Figure 17.4). Because a few blocks were located far from drill holes (representing a very small fraction of the Inferred resource), a long search was run to "fill" in those distant block for the Inferred resources. A second more restrictive search, following the results of the geostatistical study, was run over-writing the first long run. Due to uncertainty of trench sample quality and the lack of a detailed study, trench samples were used only on the final of three grade estimation runs and for very local estimation restricted to one block.

MDA used the gold zones to also estimate silver. A separate and distinct silver model, albeit more appropriate, would not produce material differences. A check on the silver model based on gold zones was made indicating reasonableness. The estimation parameters used in the final Jessup estimate are given in Appendix C. MDA estimated three models for gold and silver; these were a Kriged model (the reported resource), an inverse-distance cubed model, and a nearest-neighbor model.



Looking Northwest (285°)
oxidized
mixed
unoxidized
Ag oz Ag/ton (left)
0.0<Ag<0.04
0.04<Ag<0.70
Ag > 7.0
Au oz Au/ton (right)
0.0<Au<0.006
0.006<AU<0.07
AU > 0.30
Zones
low-grade
medium-grade
Blocks
Au
Ag
zone classification
DATE 17 Nov 06
DRAWN BY C Walker
CHECKED BY S Ristorcelli
SCALE not to scale
MINE DEVELOPMENT ASSOCIATES
Reno Nevada
RYE PATCH GOLD INC.
Jessup Project
Churchill Co N45W Section 680 Block Model NV
FIGURE NO. 17.3
CAD CONTROL BLOCK REF:\\sericite\projects\jessup\report\43-101\figures\mod680.dwg



Looking Northwest (285°)
Topo
oxidized
mixed
unoxidized
Ag oz Ag/ton (left)
0.0<Ag<0.04
0.04<Ag<0.70
Ag > 7.0
Au oz Au/ton (right)
0.0<Au<0.006
0.006<AU<0.07
AU > 0.30
Zones
low-grade
medium-grade
Blocks
Au
Ag
zone classification

DATE	17 Nov 06
DRAWN BY	C Walker
CHECKED BY	S Ristorcelli
SCALE	not to scale

MINE DEVELOPMENT ASSOCIATES

Reno Nevada

RYE PATCH GOLD INC.

Jessup Project

Churchill Co N45W Section 4400 Block Model NV

FIGURE NO. 17.4

CAD CONTROL BLOCK REF:\\sericite\projects\jessup\report\43-101\figures\mo4400.dwg
04:12:12/12/2006

17.5 Resources

MDA classified the Jessup resource in order of increasing geological and quantitative confidence into Inferred and Indicated categories to be in compliance with Canadian National Instrument 43-101 and the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines", issued in 2000 and modified with adoption of the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" in 2005. CIM mineral resource definitions are given below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical

and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

MDA classified the Jessup resources by a combination of distance to the nearest sample and the number of samples used to estimate a block. The criteria for resource classification are given in Table 17.3. There are no Measured resources at Jessup because of the lack of some significant information. That missing information includes *in situ* density measurements and detailed QA/QC data.

Having said that, there is Indicated material because there have been multiple exploration campaigns by multiple companies, some of whom are well known. In addition, Pan-Nevada had contracted to have a detailed geologic model made which has, for the most part, supported the previous and new estimates; Pan-Nevada had also resurveyed many of the existing drill holes. The fact that the 2006 estimate resulted in similar grades and tons as the 1997 estimate for total mineralized material has added significant confidence to the estimate. And finally, the 2006 drilling supported the 1997 model.

Table 17.3 Criteria for Resource Classification

No Measured material at Jessup	
Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (ft)	1 / 1 / 100
Or	
all material not Indicated inside the mineralized shells	
Inferred	
all material not classified above is Inferred if lying within the mineralized Domain	
Or	
or outside the mineralized shells within 50 of a drill hole	
Or	
All material at Tosh Hill	

Because of the requirement that the resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction", MDA is reporting the resources at cutoff grades that are more reasonable for deposits of this nature. As such, some economic considerations were used to determine cutoff grades at which the resource is presented. MDA considered gold prices and extractions costs and recoveries, albeit in a general sense. Applying these criteria greatly reduces the mineralized material that can be reported as resource.

The undiluted Indicated and Inferred resources at Jessup are tabulated in Table 17.4. The stated resource is based on a gold grade cutoff of 0.01 oz Au/t for oxide, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all sulfidic mineralization. Gold Equivalent Ounces are based on a 50:1 gold to silver price ratio and the formula used in the resource calculations is:

Gold Equivalent Ounces = Gold Ounces + (Silver Ounces/50)

Table 17.4 Jessup Undiluted Resource Tabulation

Cutoff (oz Au/t)	**Tons**	**Grade** (oz Au/t)	**Gold Ounces**	**Silver** (oz Ag/t)	**Silver Ounces**	**Gold Equivalent Ounces**	**Class**
Variable	5,423,000	0.022	120,000	0.31	1,655,000	154,000	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	27,000	Inferred

The material is shallow with low-strip ratios, and oxide recovery is moderate. Preliminary indications of recovery of gold in the sulfide material are not good and only modest in the mixed zone; hence the higher cutoff grade.

Checks were made on the Jessup resource model in the following manner:

- Cross sections with the mineral domains, drill-hole assays and geology, topography, sample coding, and block grades with classification were reviewed for reasonableness;
- Block-model information, such as coding, number of samples, and classification were checked by domain and lithology on a bench-by-bench basis on the computer;
- Cross-section volumes to long-section volumes were checked;
- A nearest neighbor and inverse distance model were made for comparison;
- A simple polygonal model was made; and
- Quantile-quantile plots of bench composites and block model grades were made to evaluate differences in distributions of metals. The results of the comparison of bench composites disregarding geology and the coincident block model grades are given in Figure 17.3 and Figure 17.4, for gold and silver, respectively.

In the end, it is deemed that the resource estimate is reasonable and supported by the geologic model, and therefore there is a relatively high ratio of Indicated to Inferred material.

17.6 Discussion, Qualifications, Risk and Recommendations

Several risks and qualifications exist with respect to the Jessup gold and silver resource estimate and model. For the Jessup deposit, the most important observations that can be presented to the reader are the relatively small size of the reported resource as compared to the total mineralized domain. Total mineralized material at a cutoff of 0.01 AuEq/t is 11,693,000 tons grading 0.021 oz AuEq/t for 240,000 oz AuEq, or 0.02 oz Au/t for 185,000 oz Au and 0.24 oz Ag/t for 2,759,000 oz Ag. This is compared to the Indicated and Inferred ounces that total 25% less than the estimated mineralized material. It is material that the resource in 1997 estimated 241,000 ounces of gold equivalent, almost identical to the 2006 estimate.

MDA has reported the undiluted resource. This is reported as such because mining methods and consequent dilution are not known. The impact of diluting to 20 ft is not immaterial but does represent likely the worst case for dilution. At 20-ft dilution, the resource drops by 17% based on metal content at the same undiluted cutoffs (Table 17.5).

Table 17.5 Jessup Diluted Resource Tabulation

Cutoff (oz Au/t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold Equivalent Ounces	Class
Variable	4,916,000	0.021	103,000	0.29	1,450,000	132,000	Indicated
Variable	931,000	0.016	15,000	0.21	198,000	19,000	Inferred

Other issues that deserve mention but would likely not be material are estimating the different areas separately and performing separate geostatistics for silver.

Improved economics, primarily through increased metallurgical recoveries, would allow for significant portions of the mineralized material to be classified as resource. The resource could also be upgraded by performing sample integrity studies, more QAQC.

Figure 17.5 Quantile-quantile Plot of Bench Composites and Coincident Blocks


Quantile-Quantile Plot of AUOPT
1%
5%
25%
50%
75%
90%
99%
3.000
0.900
0.600
0.300
0.090
0.060
0.030
0.009
0.006
0.003
0.001
oz Au/t
AUOPT (bench composites)
AUKT (concident blocks)
No trench samples and for all mineralized blocks

Figure 17.6 Quantile-quantile Plot of Bench Composites and Coincident Blocks


Quantile-Quantile Plot of AGOPT
1%
5%
25%
50%
75%
90%
99%
9.000
6.000
3.000
0.900
0.600
0.300
0.090
0.060
0.030
0.009
oz Ag/t
AGOPT (bench composites)
AGKT (coincident blocks)
No trench samples and for all mineralized blocks

18.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information that is not already discussed elsewhere in this report.

19.0 INTERPRETATIONS AND CONCLUSIONS

MDA believes that the Jessup project is a property of merit whose principal asset is a well-defined resource. The fact that previous estimates of total mineralized material are so similar suggests that it is well-defined. The term "well-defined" is used in the sense that further work will likely not materially change the defined mineralized material, but the resource still requires significant development work (metallurgy, sample integrity work, heterogeneity studies, *etc.*) to bring the resource to Measured classification.

While further drilling within the resource area would likely not materially change the estimated grade and tons of the defined resource, drilling elsewhere or at depth could increase the estimated resource by finding new resources. MDA believes that the emphasis of further work at Jessup should be aimed at exploration rather than development of the existing resource.

20.0 RECOMMENDATIONS

Jessup is a property of merit whose principal asset is a small Indicated resource. MDA believes that the emphasis of further work at Jessup should be aimed at exploration rather than development of the existing resource.

20.1 Stage 1 Recommendations

Exploration work at Jessup should include a small amount of surface exploration work near the recently acquired patented claim and three surrounding claims. Following that work and a thorough review of the geologic cross sections, a drill plan should be designed. It is suggested that core drilling be done because one of the most glaring deficiencies of this project is the lack of detailed lithologic and structural data. Obtaining this data could shed additional insight into the geologic environment and would make exploration more effective. Another reason for core drilling is that the core drilling at Jessup has not been particularly expensive relative to other projects. A drill program of about 5,000 ft of drilling is recommended.

Work needed for refinement of the resource and potentially upgrading the resource include *in situ* density studies, validation with core drilling, metallurgical sampling and studies, metallic screens, re-logging core and cuttings by a single geologist, and assessing the sample integrity issues noted in Section 14. Overall, a budget of about $300,000 is recommended for these suggested tasks.

Table 20.1 Stage 1 Recommended Budget

	Amount	Units	Total Cost
Core Drilling	5000	ft	$ 250,000
Surface mapping and reporting	10	days	$ 5,000
Sampling	40	samples	$ 600
Relogging and sectional interpretations	30	samples	$ 15,000
Reporting and preparation			$ 6,000
Subtotal			$ 276,600
Sample Integrity Study	6	days	$ 4,800
Metallic Assaying	100	samples	$ 2,500
Metalurgy	20	samples	$ 10,000
Subtotal			$ 17,300
TOTAL (rounded to 1000)			**$ 294,000**

20.2 Stage 2 Recommendations

If exploration is successful and additional resources are defined, a larger budget for similar work as described in Stage 1 recommendations but of larger scope would be recommended. In addition, engineering studies would be justified. While a detailed costing of such a program cannot be made at this time, suffice it to say that a program would likely be several times larger than the Stage 1 recommendation.

21.0 REFERENCES

American Assay Laboratories, 2001 (July 31), Final report (SP059479): Report to M.J. Bright Minerals Development, Inc.

Armstrong, S., 1996 (June 21), Americomm metallurgical test program: RDI Mineral Resource Development Inc. Internal Letter to Tom Gesick, 4 p.

Baughman, J., and Paterson, J., 1992 (December), Drilling report on the Jessup property, Churchill County, Nevada: Southwestern Gold Corporation Internal Report.

Baughman, J., and Paterson, J., 1993 (September), Drilling report on the Jessup property, Churchill County, Nevada: Southwestern Gold Corporation Internal Report.

Cannuli, M., Baughman, J., and Paterson, J., 1992 (January), Evaluation report on the Jessup property, Churchill County, Nevada; Annual report – 1991: Southwestern Gold Corporation Internal Report.

Colen, H. R., and Wargo, J. G., 1980 (December 31), Summary report on 1980 exploration work for Southern Pacific Land Company – Jessup: Internal Report for Southern Pacific Land Company by San Francisco Mining Associates, p. 23-24.

Dixon, R. L., 1986 (July 28), Monthly progress report – Jessup project, Churchill County, Nevada: Santa Fe Mining, Inc., Internal Report, 1 p.

Emmons, D. L., 1997a (April 15), Jessup project, Churchill County, Nevada, 1st quarterly report for Americomm Resources Corporation, December 1, 1996 – March 31, 1997: Internal Echo Bay Exploration Inc. Report to Americomm Resources Corp.

Emmons, D. L., 1997b (July 15), Jessup project, Churchill County, Nevada, 2nd quarterly report for Americomm Resources Corporation, April 1 – June 30, 1997: Internal Echo Bay Exploration Inc. Report to Americomm Resources Corp.

Emmons, D. L., 1997c (October 27), Jessup project, Churchill County, Nevada, 3rd quarterly report for Americomm Resources Corporation, July 1 – September 30, 1997: Internal Echo Bay Exploration Inc. Report to Americomm Resources Corp.

Enviroscientists, Inc., 2006 (November 30), Jessup environmental assessment: Internal Report for Pan-Nevada Gold Corp., 5 p.

Erwin, T. P., 2007 (November 15), Jessup Project Title opinion, Churchill County, Nevada: Internal Report to Rye Patch Gold (US) Inc., 3 p.

Gesick, T. E., 1995 (September 1), Geological setting of Americomm's Jessup prospect in northwestern Nevada: Internal Americomm Memorandum to Dr. Sid Williams.

Gesick, T. E., 1997, Jessup project; Analysis of Echo Bay's third quarter 1997 activities and results on the project: Internal Echo Bay Memorandum, 4 p.

Gesick, T. E., 1998 (June 15), Jessup: Internal Memorandum for Americomm Resources, Inc., 19 p.

Gesick, T., 2006a (February 14), Targets of Jessup 2006 1st phase drill program: Internal Memorandum for Pan-Nevada Gold Corporation, 4 p.

Gesick, T., 2006b (September 20), Report on Jessup Spring 2006 Drilling Program: Internal Memorandum for Pan-Nevada Gold Corporation, 21 p.

G. I. S. Land Services, 2007 (September 11), Mining claim location map JD 1-73, lode mining claims (2 sheets): Prepared for Rye Patch Gold US Inc.

Harrison, K. D., 1997 (June 30), Proposed preliminary metallurgical program for "Jessup:" Echo Bay Mines Internal Memorandum, 4 p.

Hughes, R. A., 1968 (March), Exploration recommendations, Jessup Mining District: Unpublished report, 4 p.

Johnson, M. G., 1977, Geology and mineral deposits of Pershing County, Nevada: Nevada Bureau of Mines and Geology Bulletin 89, 115 p.

Lawrence, E. F., 1974 (January 26), Geological, geochemical and geophysical investigations of the Jessup Mining District, Churchill County, Nevada: Unpublished report, 26 p.

McPartland, J. S., 1997, Report on direct agitated cyanidation tests – Jessup cuttings composites, MLI Job No. 2497 – September, 17, 1997: McClelland Laboratories, Inc., Sparks, Nevada, Internal Report for Echo Bay Mines, 10 p.

Noble, D. C., 19895 (May 20), Visit to Jessup and Velvet: Internal Memorandum for Santa Fe Mining, 1 p.

Payne, A. L., 1967 (August), Geologic report, Princeton and San Jacinto claims, Jessup Mining District, Nevada: Internal Report for Great Basin Exploration Company, 17 p.

Perry, J. M., 2007a (August 28), Status report Jessup project, Churchill County, Nevada: Unpublished report.

Perry, J. M., 2007b (December 4), Status report JD unpatented lode mining claims, Churchill County, Nevada: Unpublished report.

Ristorcelli, S., and Read, M., 1998 (February 27), Jessup project resource estimate, Churchill County, Nevada: Mine Development Associates Internal Report for Americomm Resources Corporation, 26 p.

Schwartz, M. H., 1997 (November 11), Characterization of Jessup gold ore: Hazen Research, Inc. Internal Report for Echo Bay Mines, 18 p.

Sorce, M. A., 1992, Report on preliminary cyanidation testwork – trench samples, MLI Job No. 1770 – April 24, 1992: McClelland Laboratories, Inc., Sparks, Nevada, Internal Report for Southwestern Gold Corporation, 6 p.

Thompson, R. K., 2006 (December 11), Title opinion on TR Claims, Jessup Project, Churchill County, Nevada: Internal Report to Apex Energy (U.S.) Inc., 6 p.

Thompson, R. K., 2007 (January 3), Title opinion on Jessup Project, Churchill County, Nevada: Internal Report to Apex Energy (U.S.) Inc., 52 p.

Vanderburg, W. O., 1940, Reconnaissance of mining districts in Churchill County, Nevada: U. S. Bur. Mines Inf. Circ. 7093.

Wallace, A., 1982, Cordex Jessup project summary: Unpublished report, 6 p.

Willden, R., and Speed, R. C., 1974, Geology and mineral deposits of Churchill County, Nevada: Nevada Bureau of Mines and Geology Bulletin 83, 95 p.

Wittkopp, R. W., 1985 (June 25), Santa Fe Mining Jessup project, Churchill County, Nevada: Unpublished report, 5 p.

Wittkopp, R. W., 1987 (January 15), Santa Fe Pacific Mining, Inc. Jessup project, progress report: Unpublished report, 4 p.

Winter, L. D. S., 1992 (December 30), Geological report on the Jessup property, Churchill County, Nevada: Southwestern Gold Corporation Internal Report, 34 p.

Wurtz, J., 1989 (September 10), 1989 work, Jessup project, Churchill County, Nevada: Internal Report for Amax Gold Exploration, Inc., 15 p.

Wurtz, J., 1990 (August 15), Jessup project, Summary report, Churchill County, Nevada: Internal Report for Amax Gold Exploration, Inc., 15 p.

22.0 DATE AND SIGNATURE PAGE

Effective Date of report: February 7th, 2007
The data on which the report information, exclusive of Land Title, was current as of the Effective Date.
Completion Date of report: December 7th, 2007

"Steve Ristorcelli" *December 7th, 2007*
Steven Ristorcelli, P. Geo. Date Signed

Effective Date of report: February 7th, 2007
The data on which the report information, exclusive of Land Title, was current as of the Effective Date.
Completion Date of report: December 7th, 2007

"Paul Tietz" *December 7th, 2007*
Paul Tietz, P. Geo. Date Signed

23.0 AUTHOR'S CERTIFICATE AND SIGNATURE PAGE

I am currently employed as Principal Geologist by:

Mine Development Associates, Inc.
210 South Rock Blvd.
Reno, Nevada 89502.

- I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.
- I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists.
- I have worked as a geologist for a total of 28 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am jointly responsible for and was involved with the preparation of this technical report titled *Technical Report Jessup Project Churchill County, Nevada USA* for Rye Patch Gold Corp. dated December 7th, 2007 (the "Technical Report"). I visited the project for one day in May of 2006.
- My prior involvement with the property included a site visit and a resource estimation.
- As at the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
- I am independent of the issuer within the meaning of section 1.4 of National Instrument 43-101.
- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
- I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of December, 2007.

"Steve Ristorcelli"

Signature of Qualified Person

Steven Ristorcelli

Print Name of Qualified Person

I, Paul Tietz, C. P. Geo., do hereby certify that I am currently employed as Senior Geologist by:

Mine Development Associates, Inc.
210 South Rock Blvd.
Reno, Nevada 89502.

- I graduated with a Bachelor of Science degree in Biology/Geology from the University of Rochester in 1977 and a Master of Science degree in Geology from the the University of North Carolina, Chapel Hill in 1981. I also received a Master of Science degree in Geological Engineering from the University of Nevada, Reno in 2004.
- I am a Certified Professional Geologist (#11004) with the American Institute of Professional Geologists.
- I have worked as a geologist for a total of 29 years since my graduation from undergraduate university. Much of that time was in advanced stage projects and resource estimation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am jointly responsible for and was involved with the preparation of this technical report titled *Technical Report Jessup Project Churchill County, Nevada USA* for Rye Patch Gold Corp. dated December 7th, 2007 (the "Technical Report"). I visited the project on April 27 and July 18 of 2006.
- I have had no prior involvement with this project.
- As at the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
- I am independent of the issuer within the meaning of section 1.4 of National Instrument 43-101.
- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
- I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of December, 2007.
Signature of Qualified Person

"Paul Tietz"

Paul Tietz
Print Name of Qualified Person

Appendix A

Land Data and Title Information

Snowwave Claims:

Claim Name	Book	County Recorded Page	Document	BLM Serial No.
A-03			274056	677437
A-04			274057	677438
A-07			274058	677439
A-08			274059	677440
A-09			274060	677441
A-10			274061	677442
A-11			274062	677443
A-12			274063	677444
AB #1	124	287	155243	16476
AB #2	124	288	155244	16477
AB #3	124	289	155245	16478
AB #4	124	290	155246	16479
BO #1	124	291	155248	16480
BO #2	124	292	155249	16481
BO #3	124	293	155250	16482
BO #4	124	294	155251	16483
BO #5	124	295	155252	16484
BO #6	124	296	155253	16485
BO #7	124	297	155254	16486
BO #8	124	298	155255	16487
BO #9	242	976	210002	334052
COB #1	212	694	191827	252659
COB #2	212	695	191828	252660
COB #3	212	696	191829	252661
COB #4	212	697	191830	252662
COB #5	212	698	191831	252663
COB #6	212	699	191832	252664
COB #7	212	700	191833	252665
COB #8	212	701	191834	252666
COB #9	212	702	191835	252667
COB #10	212	703	191836	252668
COB #11	212	704	191837	252669
COB #12	212	705	191838	252670
COB #13	212	706	191839	252671
COB #14	212	707	191840	252672
COB #15	212	708	191841	252673
COB #16	212	709	191842	252674
COB #17	212	710	191843	252675
COB #18	212	711	191844	252676

Claim Name	County Recorded Book	Page	Document	BLM Serial No.
JESS #01			274090	677471
JESS #02			274091	677472
JESS #03			274092	677473
JESS #04			274093	677474
JESS #05			274094	677475
JESS #06			274095	677476
JESS #07			274096	677477
JESS #08			274097	677478
JESS #09			274098	677479
JESS #10			274099	677480
JESS #11			274100	677481
JESS #12			274101	677482
JESS #13			274102	677483
JESS #14			274103	677484
JESS #15			274104	677485
JESS #16			274105	677486
JESS #17			274106	677487
JESS #18			274107	677488
JESS #19			274108	677489
JESS #20			274109	677490
JESS #21			274110	677491
PRINCETON #1	32	556		108184
PRINCETON #2	32	557		108185
PRINCETON #3	32	558		108186
PRINCETON #4	32	559		108187
SAN JACINTO #1	32	560		108188
UP #01	216	191	193805	677445
UP #02	216	192	193806	677446
UP #03	216	193	193807	677447
UP #04	216	194	193808	677448
UP #05	216	195	193809	677449
UP #06	216	196	193810	677450
UP #07	216	197	193811	677451
UP #08	216	198	193812	677452
UP #09	216	199	193813	677453
UP #10	216	200	193814	677454
UP #11	216	201	193815	677455
UP #12	216	202	193816	677456
UP #13	216	203	193817	677457
UP #14	216	204	193818	677458
UP #15	216	205	193819	677459
UP #16	216	206	193820	677460
UP #17	216	207	193821	677461
UP #18	216	208	193822	677462
UP #19	216	209	193823	677463
UP #20	216	210	193824	677464
UP #21	216	211	193825	677465
UP #22	216	212	193826	677466
UP #23	216	213	193827	677467
UP #24	216	214	193828	677468
UP #25	216	215	193829	677469
UP #26	216		193830	677470

Mough Claims:

The following information is taken from a signed copy of the Pan-Nevada lease.

Claim Name	County Recorded Book	Page	Document	BLM Serial No.
ALMA			365897	881445
PRIESTER			365898	881446
MINING LADY			365899	881447

TR Claims:

Claim Name	County Recorded Document	BLM Serial No.
TR 1-36	0381921-0381956	926232-926267

JD Claims:

The following information is taken from a status report on the JD claims by Perry (2007b):

Claim Name	County Recorded Filing Date	Document	BLM Serial No.
JD 1-68	11/05/2007	396145-396212	967744-967811
JD 69-73	11/05/2007	396213-396217	967812-967816

Mabel B Claim:

No legal opinion on the title condition has been provided to MDA. The following information is taken from a signed copy of the Pan-Nevada lease.

Mabel B lode mining claim, Patent No. 03889
Mineral Survey No. 3609
Section 18, T24N R28E Mount Diablo Meridian
Desert Mining District, Churchill County, Nevada

Appendix B Assay and Composite Statistics

Area **San Jacinto**
Zone **1** **Capping** **0.1 oz Au/t** **7.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	1,638	170.0	191.4			0.0	840.0	ft
To	1,638	175.0	196.7			5.0	845.0	ft
Length	1,638	5.0	5.3			2.0	40.0	ft
AuOPT	1,630	0.009	0.014	0.017	1.19	0.000	0.310	oz Au/t
AgOPT	1,617	0.08	0.26	1.27	4.92	0.00	43.58	oz Ag/t
Difference of metal from capping g			-2%					
AuCut	1,630	0.009	0.014	0.014	1.02	0.000	0.100	oz Au/t
Difference of metal from capping s			-11%					
AgCut	1,617	0.08	0.23	0.64	2.80	0.00	7.00	oz Ag/t
AsPPM	54	895	1309	1230	0.94	20	4700	ppm
SbPPM	54	85	384	965	2.51	23	5100	ppm
HgPPM	54	0.36	1.79	3.79	2.12	0.07	18.70	ppm

Area **San Jacinto**
Zone **2** **Capping** **None oz Au/t** **None oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	134	180.0	198.3			25.0	500.0	ft
To	134	185.0	203.3			30.0	505.0	ft
Length	134	5.0	5.0			5.0	5.0	ft
AuOPT	134	0.102	0.120	0.069	0.57	0.010	0.449	oz Au/t
AgOPT	131	0.76	2.29	5.05	2.20	0.01	38.84	oz Ag/t
Difference of metal from capping g			0%					
AuCut	134	0.102	0.120	0.069	0.57	0.010	0.449	oz Au/t
Difference of metal from capping s			0%					
AgCut	131	0.76	2.29	5.05	2.20	0.01	38.84	oz Ag/t
AsPPM	2	2140	2140	1781	0.83	450	3830	ppm
SbPPM	2	218	218	171	0.78	56	380	ppm
HgPPM	2	2.44	2.44	2.28	0.93	0.28	4.60	ppm

Area **San Jacinto**
Zone **9** **Capping** **0.12 oz Au/t** **2.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	7,056	250.0	285.9			0.0	940.0	ft
To	7,056	255.0	291.2			5.0	945.0	ft
Length	7,056	5.0	5.3			1.0	119.0	ft
AuOPT	6,058	0.000	0.001	0.008	5.33	0.000	0.292	oz Au/t
AgOPT	5,968	0.01	0.04	0.24	6.35	0.00	7.03	oz Ag/t
Difference of metal from capping g			-6%					
AuCut	6,058	0.000	0.001	0.005	3.81	0.000	0.120	oz Au/t
Difference of metal from capping s			-16%					
AgCut	5,968	0.01	0.03	0.11	3.47	0.00	2.00	oz Ag/t
AsPPM	82	63	186	515	2.77	7	4600	ppm
SbPPM	82	5	14	23	1.73	1	181	ppm
HgPPM	82	0.11	1.09	3.01	2.77	0.01	18.40	ppm

Area **Jessups**
Zone **1** **Capping** **None oz Au/t** **3.5 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	838	80.0	88.0			0.0	385.0	ft
To	838	85.0	94.7			5.0	390.0	ft
Length	838	5.0	6.7			2.5	50.0	ft
AuOPT	835	0.011	0.020	0.020	1.00	0.000	0.114	oz Au/t
AgOPT	835	0.14	0.21	0.30	1.41	0.00	6.16	oz Ag/t
Difference of metal from capping g			0%					
AuCut	835	0.011	0.020	0.020	1.00	0.000	0.114	oz Au/t
Difference of metal from capping s			-1%					
AgCut	835	0.14	0.21	0.26	1.23	0.00	3.50	oz Ag/t
AsPPM	108	350	1323	2825	2.14	37	19900	ppm
SbPPM	108	7	26	116	4.54	1	1205	ppm
HgPPM	108	0.19	0.63	1.23	1.95	0.01	8.30	ppm

Area **Jessups**
Zone **2** **Capping** **0.6 oz Au/t** **8.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	74	62.5	80.8			0.0	285.0	ft
To	74	70.0	88.9			10.0	290.0	ft
Length	74	5.0	8.0			2.5	30.0	ft
AuOPT	74	0.117	0.197	0.220	1.12	0.003	1.626	oz Au/t
AgOPT	74	0.50	1.70	3.56	2.09	0.03	29.78	oz Ag/t
Difference of metal from capping g			-8%					
AuCut	74	0.117	0.182	0.161	0.89	0.003	0.600	oz Au/t
Difference of metal from capping s			-18%					
AgCut	74	0.50	1.39	2.08	1.50	0.03	8.00	oz Ag/t
AsPPM	12	315	1916	3632	1.90	108	11300	ppm
SbPPM	12	4	20	36	1.80	1	112	ppm
HgPPM	12	0.38	1.39	2.16	1.56	0.05	6.16	ppm

Area **Jessups**
Zone **9** **Capping** **0.08 oz Au/t** **1.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	8,502	155.0	178.9			0.0	720.0	ft
To	8,502	160.0	184.3			5.0	725.0	ft
Length	8,502	5.0	5.4			2.0	50.0	ft
AuOPT	7,995	0.000	0.001	0.005	3.88	0.000	0.201	oz Au/t
AgOPT	7,907	0.03	0.05	0.08	1.79	0.00	2.70	oz Ag/t
Difference of metal from capping g			-4%					
AuCut	7,995	0.000	0.001	0.003	2.82	0.000	0.080	oz Au/t
Difference of metal from capping s			-1%					
AgCut	7,907	0.03	0.05	0.07	1.60	0.00	1.00	oz Ag/t
AsPPM	1,328	70	161	294	1.83	1	3050	ppm
SbPPM	1,328	2	5	53	9.75	0	1905	ppm
HgPPM	1,328	0.11	0.27	0.45	1.68	0.01	7.40	ppm

Area **Tosh Hill**
Zone **1** **Capping** **None oz Au/t** **None oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	31	115.0	122.9			25.0	355.0	ft
To	31	120.0	127.9			30.0	360.0	ft
Length	31	5.0	5.0			5.0	5.0	ft
AuOPT	30	0.011	0.014	0.012	0.86	0.002	0.048	oz Au/t
AgOPT	30	0.11	0.14	0.12	0.91	0.03	0.67	oz Ag/t
Difference of metal from capping g			0%					
AuCut	30	0.011	0.014	0.012	0.86	0.002	0.048	oz Au/t
Difference of metal from capping s			0%					
AgCut	30	0.11	0.14	0.12	0.91	0.03	0.67	oz Ag/t
AsPPM	NA							ppm
SbPPM	NA							ppm
HgPPM	NA							ppm

Area **Tosh Hill**
Zone **2** **Capping** **None oz Au/t** **None oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	2	287.5	287.5			225.0	350.0	ft
To	2	292.5	292.5			230.0	355.0	ft
Length	2	5.0	5.0			5.0	5.0	ft
AuOPT	2	0.160	0.160	0.098	0.61	0.067	0.252	oz Au/t
AgOPT	2	0.28	0.28	0.16	0.56	0.13	0.43	oz Ag/t
Difference of metal from capping g			0%					
AuCut	2	0.160	0.160	0.098	0.61	0.067	0.252	oz Au/t
Difference of metal from capping s			0%					
AgCut	2	0.28	0.28	0.16	0.56	0.13	0.43	oz Ag/t
AsPPM	NA							ppm
SbPPM	NA							ppm
HgPPM	NA							ppm

Area **Tosh Hill**
Zone **9** **Capping** **None oz Au/t** **None oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
From	645	170.0	177.3			0.0	460.0	ft
To	645	175.0	182.3			5.0	465.0	ft
Length	645	5.0	5.0			5.0	5.0	ft
AuOPT	269	0.002	0.002	0.002	1.33	0.000	0.023	oz Au/t
AgOPT	265	0.03	0.04	0.04	0.95	0.02	0.40	oz Ag/t
Difference of metal from capping g			0%					
AuCut	269	0.002	0.002	0.002	1.33	0.000	0.023	oz Au/t
Difference of metal from capping s			0%					
AgCut	265	0.03	0.04	0.04	0.95	0.02	0.40	oz Ag/t
AsPPM	NA							ppm
SbPPM	NA							ppm
HgPPM	NA							ppm

Area **ALL** **COMPOSITES**

Zone **1** **Capping** **0.114 oz Au/t** **7.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	1,554	125.000	159.442	0.000	0.00	10.000	845.000	ft
Length	1,554	10.00	9.62	0.00	0.00	0.00	10.00	ft
AuOPT	1,541	0.011	0.016	0.016	1.000	0.000	0.249	oz Au/t
AgOPT	1,538	0.11	0.24	0.84	3.52	0.00	26.81	oz Ag/t
AuCut	1,541	0.011	0.016	0.015	0.929	0.000	0.114	oz Au/t
AgCut	1,538	0.11	0.22	0.44	2.02	0.00	7.00	oz Ag/t

Area **ALL**

Zone **2** **Capping** **0.6 oz Au/t** **21.4 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	152	120.000	153.098	0.000	0.00	10.000	505.000	ft
Length	152	10.00	9.04	0.00	0.00	5.00	10.00	ft
AuOPT	152	0.115	0.156	0.150	0.958	0.008	1.626	oz Au/t
AgOPT	152	0.61	1.98	3.74	1.89	0.02	29.78	oz Ag/t
AuCut	152	0.115	0.149	0.114	0.763	0.008	0.600	oz Au/t
AgCut	152	0.61	1.84	3.19	1.74	0.02	21.38	oz Ag/t

Area **ALL**

Zone **9** **Capping** **0.12 oz Au/t** **1.6 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	9,536	190.000	230.497	0.000	0.00	5.000	945.000	ft
Length	9,530	10.00	9.59	0.00	0.00	0.00	10.00	ft
AuOPT	8,589	0.001	0.001	0.006	3.945	0.000	0.292	oz Au/t
AgOPT	8,528	0.02	0.04	0.13	2.98	0.00	3.94	oz Ag/t
AuCut	8,589	0.001	0.001	0.004	2.854	0.000	0.120	oz Au/t
AgCut	8,528	0.02	0.04	0.08	1.95	0.00	1.56	oz Ag/t

Area **San Jacinto** **COMPOSITES**
Zone **1** **Capping** **0.1 oz Au/t** **7.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	922	170.000	195.037	0.000	0.00	10.000	845.000	ft
Length	922	10.00	9.68	0.00	0.00	0.00	10.00	ft
AuOPT	916	0.010	0.014	0.015	1.053	0.000	0.249	oz Au/t
AgOPT	913	0.08	0.26	1.07	4.13	0.00	26.81	oz Ag/t
AuCut	916	0.010	0.014	0.012	0.890	0.000	0.100	oz Au/t
AgCut	913	0.08	0.23	0.54	2.37	0.00	7.00	oz Ag/t

Area **San Jacinto**
Zone **2** **Capping None** **oz Au/t** **None oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	80	202.500	205.336	0.000	0.00	35.000	505.000	ft
Length	80	10.00	9.03	0.00	0.00	5.00	10.00	ft
AuOPT	80	0.108	0.120	0.061	0.509	0.029	0.449	oz Au/t
AgOPT	80	0.81	2.26	3.91	1.73	0.02	21.38	oz Ag/t
AuCut	80	0.108	0.120	0.061	0.509	0.029	0.449	oz Au/t
AgCut	80	0.81	2.26	3.91	1.73	0.02	21.38	oz Ag/t

Area **San Jacinto**
Zone **9** **Capping** **0.12 oz Au/t** **1.6 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	3,802	255.000	296.084	0.000	0.00	5.000	945.000	ft
Length	3,798	10.00	9.61	0.00	0.00	0.00	10.00	ft
AuOPT	3,448	0.000	0.002	0.007	4.766	0.000	0.292	oz Au/t
AgOPT	3,411	0.01	0.04	0.18	4.69	0.00	3.94	oz Ag/t
AuCut	3,448	0.000	0.001	0.005	3.431	0.000	0.120	oz Au/t
AgCut	3,411	0.01	0.03	0.09	2.86	0.00	1.56	oz Ag/t

Area **Jessups and Tosh Hill** **COMPOSITES**
Zone **1** **Capping None** **oz Au/t** **1.8 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	632	95.000	105.749	0.000	0.00	10.000	390.000	ft
Length	632	10.00	9.54	0.00	0.00	0.00	10.00	ft
AuOPT	625	0.013	0.020	0.018	0.907	0.000	0.114	oz Au/t
AgOPT	625	0.14	0.21	0.24	1.15	0.01	3.14	oz Ag/t
AuCut	625	0.013	0.020	0.018	0.907	0.000	0.114	oz Au/t
AgCut	625	0.14	0.21	0.22	1.06	0.01	1.81	oz Ag/t

Area **Jessups and Tosh Hill**
Zone **2** **Capping** **0.6 oz Au/t** **8.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	72	75.000	95.248	0.000	0.00	10.000	355.000	ft
Length	72	10.00	9.05	0.00	0.00	5.00	10.00	ft
AuOPT	72	0.124	0.196	0.200	1.020	0.008	1.626	oz Au/t
AgOPT	72	0.52	1.67	3.52	2.10	0.06	29.78	oz Ag/t
AuCut	72	0.124	0.182	0.146	0.803	0.008	0.600	oz Au/t
AgCut	72	0.52	1.37	2.04	1.49	0.06	8.00	oz Ag/t

Area **Jessups and Tosh Hill**
Zone **9** **Capping** **0.08 oz Au/t** **1.0 oz Ag/t**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
To	5,027	160.000	184.986	0.000	0.00	5.000	725.000	ft
Length	5,026	10.00	9.71	0.00	0.00	0.00	10.00	ft
AuOPT	4,680	0.001	0.001	0.004	3.090	0.000	0.176	oz Au/t
AgOPT	4,655	0.03	0.05	0.07	1.54	0.00	1.37	oz Ag/t
AuCut	4,680	0.001	0.001	0.003	2.275	0.000	0.080	oz Au/t
AgCut	4,655	0.03	0.05	0.07	1.43	0.00	1.00	oz Ag/t

Appendix C Estimation Parameters

Description	Parameter
Outside Mineral Shells – gold	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	180 / 80 / 6
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22.
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	0.008 / 30
Low-grade gold – Pass 1 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	600 / 600 / 200
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
Low-grade gold – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	200 / 100 / 60
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
Low-grade gold – Pass 3 (with trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	13 / 13 / 10
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None

Description	Parameter
High-grade gold – Pass 1 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	300 / 150 / 120
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
High-grade gold – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	180 / 80 / 60
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
High-grade gold – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	13 / 13 / 10
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None

Description	Parameter
Outside Mineral Shells – silver	
Samples: minimum/maximum/maximum per hole	2 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	180 / 80 / 6
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22.
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	0.25 / 30
Low-grade silver – Pass 1 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	600 / 600 / 200
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
Low-grade silver – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	200 / 100 / 60
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
Low-grade silver – Pass 3 (with trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	13 / 13 / 10
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None

Description	Parameter
High-grade silver – Pass 1 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	300 / 150 / 120
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
High-grade silver – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	180 / 80 / 60
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None
High-grade silver – Pass 2 (no trench samples)	
Samples: minimum/maximum/maximum per hole	1 / 10 / 3
Search Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (ft): major/semimajor/minor	13 / 13 / 10
C_O	0.41
C_1 / C_2	0.28 / 0.33
R_1 (Major / Semi Major / Minor)	34 / 46 / 22
R_2 (Major / Semi Major / Minor)	181 / 81 / 62
Direction (Major / Semi Major / Minor)	0 / 0 / 0
High-grade restrictions (oz Au/t / ft)	None

KOFFMAN KALEF LLP

B U S I N E S S   L A W Y E R S

June 21, 2007

FILED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Rye Patch Gold Corp. – Initial Public Offering of
8,000,000 Units by way of Prospectus dated June 21, 2007

We refer to the final prospectus of Rye Patch Gold Corp. (the "Company") dated June 21, 2007 (the "Prospectus") relating to the above-referenced offering. In the Prospectus, reference is made to the opinion of this firm under the headings "Eligibility for Investment" and "Experts". We hereby consent to being named in the Prospectus, to the inclusion of the reference to the opinions of this firm and to the use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referenced to above or that are within our knowledge as a result of the services we have performed in connection with the opinion.

This letter is provided in compliance with applicable securities legislation and policies and is not to be used for any other purpose.

Yours truly,

KOFFMAN KALEF LLP

"Koffman Kalef LLP"

19th Floor, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H4
Telephone (604) 891-3688 Fax (604) 891-3788

Hay & Watson CHARTERED ACCOUNTANTS

June 21, 2007

RECEIVED
2009 MAY 21 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Rye Patch Gold Corp. (the "Company")

We refer to the prospectus of the Company dated June 21, 2007 (the "Prospectus"), relating to the sale and issue of 8,000,000 units ("Units"), each unit consisting of one common share and one half of one common share purchase warrant of the Company.

We consent to the use in the Prospectus of our report dated June 8, 2007, except for Note 12, which is as of June 14, 2007, to the directors of the Company on the following financial statements included in the Prospectus:

1. Consolidated balance sheets as at March 31, 2007 and December 31, 2006

2. Consolidated statements of operations and deficit and of cash flows for the three months ended March 31, 2007 and the period from April 13, 2006 to December 31, 2006.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Hay + Watson

Chartered Accountants

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 • Tel: (604) 732-1460 Fax: (604) 732-3133

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Rye Patch Gold Corp.

June 21, 2007

Dear Sirs:

Re: Consent of Qualified Person

Reference is made to that amended and restated technical report entitled, "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" dated November 30, 2006 (the "Technical Report") of which I am one of the authors.

Permission is granted to Rye Patch Gold Corp. (the "Company") for the filing of the Technical Report with the applicable securities regulatory authorities, the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Company, and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Permission is also granted to the Company for the filing of the written disclosure of, and any extracts or summary taken from, the Technical Report that are contained in the Final Prospectus of the Company dated on or about June 21, 2007 and filed with the applicable securities regulators (the "Final Prospectus").

I confirm that I have read the Final Prospectus and consider it to fairly and accurately represent the information in the Technical Report that supports the disclosure set forth in the Final Prospectus. While the Final Prospectus presents material information that accurately and fairly reflects the Technical Report, the reader of the Final Prospectus should refer to the Technical Report in its entirety in order to completely appraise the project described therein.

Dated this 21st day of June, 2007

"Geoffrey Goodall"

Geoffrey Goodall, P.Geo.

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Rye Patch Gold Corp.

June 21, 2007

Dear Sirs:

Re: Consent of Qualified Person

Reference is made to that amended and restated technical report entitled, "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" dated November 30, 2006 (the "Technical Report") of which I am one of the authors.

I, Paul Tietz, C.P.Geo., consent to the use of my name in connection with references to my involvement in the preparation of certain sections of the Technical Report, specifically, Section 13 – Data Verification, Section 15 – Mineral Processing and Metallurgical Testing and portions of Section 10 – Drilling, Section 11 – Sampling Method and Approach, Section 12 – Sample Preparation, Analyses and Security and Section 16 – Mineral Resource and Mineral Reserve Estimates thereof. Permission is granted to Rye Patch Gold Corp. (the "Company") for the filing of the Technical Report with the applicable securities regulatory authorities, the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Company, and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Permission is also granted to the Company for the filing of the written disclosure of, and any extracts or summary taken from, Sections 10, 11, 12, 13, 15 and 16 of the Technical Report that are contained in the Final Prospectus of the Company dated on or about June 21, 2007 and filed with the applicable securities regulators (the "Final Prospectus").

I confirm that I have read the Final Prospectus and consider it to fairly and accurately represent the information in Sections 10, 11, 12, 13, 15 and 16 of the Technical Report that supports the disclosure set forth in the Final Prospectus. While the Final Prospectus presents material information that accurately and fairly reflects the information contained in Sections 10, 11, 12, 13, 15 and 16 of the Technical Report, the reader of the Final Prospectus should refer to the Technical Report in its entirety in order to completely appraise the project described therein.

Dated this 21st day of June, 2007

"Paul Tietz"

Paul Tietz, P.Geo.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Rye Patch Gold Corp.

June 21, 2007

Dear Sirs:

Re: Consent of Qualified Person

Reference is made to that amended and restated technical report entitled, "Summary Report and Exploration Proposal on the Wilco Project, Pershing County, Nevada" dated November 30, 2006 (the "Technical Report") of which I am one of the authors.

I, Steven Ristorcelli, P.Geo., consent to the use of my name in connection with references to my involvement in the preparation of certain sections of the Technical Report, specifically, Section 16 thereof. Permission is granted to Rye Patch Gold Corp. (the "Company") for the filing of the Technical Report with the applicable securities regulatory authorities, the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Company, and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Permission is also granted to the Company for the filing of the written disclosure of, and any extracts or summary taken from, Section 16 of the Technical Report that are contained in the Final Prospectus of the Company dated on or about June 21, 2007 and filed with the applicable securities regulators (the "Final Prospectus").

I confirm that I have read the Final Prospectus and consider it to fairly and accurately represent the information in Section 16 of the Technical Report that supports the disclosure set forth in the Final Prospectus. While the Final Prospectus presents material information that accurately and fairly reflects the information contained in Section 16 of the Technical Report, the reader of the Final Prospectus should refer to the Technical Report in its entirety in order to completely appraise the project described therein.

Dated this 21st day of June, 2007

"Steven Ristorcelli"

Steven Ristorcelli, P.Geo.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Rye Patch Gold Corp.

Dear Sirs:

Re: Consent of Qualified Person

Reference is made to that technical report entitled, "Technical Report, Jessup Project, Churchill County, Nevada USA" dated December 7, 2007 (the "Technical Report") of which I am the co-author.

Permission is granted to Rye Patch Gold Corp. (the "Company") for the filing of the Technical Report with the applicable securities regulatory authorities, the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Company, and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of December, 2007.

Steven Ristorcelli

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Rye Patch Gold Corp.

Dear Sirs:

Re: Consent of Qualified Person

Reference is made to that technical report entitled, "Technical Report, Jessup Project, Churchill County, Nevada USA" dated December 7, 2007 (the "Technical Report") of which I am the co-author.

Permission is granted to Rye Patch Gold Corp. (the "Company") for the filing of the Technical Report with the applicable securities regulatory authorities, the TSX Venture Exchange and any other regulatory authority having jurisdiction over the Company, and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of December, 2007.

Paul Tietz

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Rye Patch Gold Corp.

Filing under Rule 12g3-2(b)
of the Securities Exchange Act of 1934

Enclosures – 2 of 2

ASSIGNMENT CONSENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT CONSENT AND ASSUMPTION AGREEMENT ("Agreement") is effective as of April 20, 2006, between **Rye Patch Gold (U.S.), Inc.**, a Nevada corporation ("Rye Patch US"), **Rye Patch Gold Corp.** a British Columbia corporation ("Rye Patch Corp" and collectively with Rye Patch US, "Rye Patch"), whose addresses are 1201-2120 Argyle Avenue, West Vancouver, British Columbia, Canada V7V 1A4, **North American Diversified Resources Corporation**, a Nevada corporation ("NADR"), whose address is 14900 NW Willis Road, McMinnville, Oregon 97128, and **Newmont USA Limited**, a Delaware corporation, doing business in Nevada as Newmont Mining Corporation, ("Newmont"), whose address is 1700 Lincoln Street, Denver, Colorado, USA 80203.

RECITALS

A. WHEREAS, Newmont and NADR entered into that certain Mining Lease and Sublease (the "Lease") attached hereto in Schedule 1 as Schedule A of the Assignment Agreement dated effective December 15, 2005 whereby Newmont leased to NADR the unpatented mining claims, lands and minerals described in Parts 1, 2 and 3 of Exhibit A to the Lease and Newmont subleased to NADR certain leases of unpatented claims and lands described in Parts 4 and 5 of Exhibit A to the Lease (collectively, the "Property"), a memorandum of which Lease was recorded on December 23, 2005 in Roll 403 at page 221 of the Official Records of Pershing County, Nevada.

B. WHEREAS, pursuant to the terms of the Lease, NADR granted to Newmont certain rights to acquire the Property prior to any transfer of the Property or the Lease by NADR (the "Right of First Offer").

C. WHEREAS, pursuant to the terms of the Lease, any transfer of the Property or the Lease by NADR can be made only if the transferee agrees in writing with Newmont to assume NADR's obligations under the Lease, provided, however that no transfer of any interest in the Property or the Lease shall relieve NADR of its obligations under the Lease (the "Assignment Restrictions").

D. WHEREAS, subject to the terms of the Lease, including Newmont's Right of First Offer and the Assignment Restrictions, NADR desires to transfer to Rye Patch US its interest in the Property and the Lease, and for such purpose NADR and Rye Patch entered into that certain Assignment Agreement (the "Assignment Agreement") attached hereto as Schedule 1 dated April 20, 2006.

E. WHEREAS, Newmont, NADR and Rye Patch desire to enter into this Agreement in regard to the Lease and the Assignment Agreement.

F. NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. Newmont hereby elects not to exercise the Right of First Offer insofar and only insofar as it pertains to the transfer from NADR to Rye Patch US on or before September 1, 2006 in accordance with the Assignment Agreement; provided, however that Newmont expressly reserves and retains its Right of First Offer as to any other proposed transfers by NADR or Rye Patch, or their successors or assigns, in regard to the Property or the Lease.

2. Rye Patch and NADR hereby acknowledge and agree to be jointly and severally bound by all obligations, liabilities, and responsibilities of NADR under the Lease, including without limitation the Right of First Offer.

3. Newmont confirms that the Lease has not been terminated or assigned by Newmont as of the date of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Rye Patch Gold (U.S.), Inc.

By: ____________________
Name: Joe Kajszo
Title President

Rye Patch Gold Corp.

By: ____________________
Name: Joe Kajszo
Title President

North American Diversified Resources Corporation

By: ____________________
Name: Nicholas Gogak
Title President

Newmont USA Limited
doing business as Newmont Mining Corporation

By: ____________________
Name: Thomas P. Mahoney
Title Vice President

SCHEDULE 1

Assignment between Rye Patch and NADR

ASSIGNMENT AGREEMENT

THIS AGREEMENT is dated for reference as of the 20th day of April, 2006.

AMONG:

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION, a company having an office at 14900 NW Willis Road, McMinnville, Oregon 97128, telecopier no. (503) 472-9397

(referred to herein as the "Assignor")

OF THE FIRST PART

AND:

RYE PATCH GOLD (U.S.), INC., c/o 1201-2120 Argyle Avenue, West Vancouver, British Columbia V7V 1A4, telecopier no. (604) 925-1858

(referred to herein as the "Assignee")

OF THE SECOND PART

AND:

RYE PATCH GOLD CORP., c/o 1201-2120 Argyle Avenue, West Vancouver, British Columbia V7V 1A4, telecopier no. (604) 925-1858

(referred to herein as the "Company")

OF THE THIRD PART

WHEREAS:

A. The Assignor and Newmont USA Limited, doing business in the State of Nevada as Newmont Mining Corporation ("Newmont") are parties to an agreement dated and effective as of December 15, 2005 (the "Lease") providing for the lease by Newmont to the Assignor of the unpatented mining claims, lands and minerals described in Parts 1, 2 and 3 of Exhibit A of the Lease, and the sublease by Newmont to the Assignor of leases in respect of the unpatented mining claims and lands as described in Parts 4 and 5 of Exhibit A of the Lease (collectively, the "Property");

B. The Assignor wishes to assign all of the Assignor's rights and interests under the Lease and in the Property (collectively, the "Assignor's Interest") to the Assignee, and the Assignee wishes to assume all of the Assignor's rights and obligations under the Lease, subject to the terms and conditions set forth herein; and

C. In consideration for the assignment of the Assignor's Interest, the Company agrees to make certain payments to the Assignor upon the terms and conditions set forth herein.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and the payment of $1.00 by the Company and the Assignee to the Assignor and for all other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Unless defined herein, all capitalized terms in this agreement ("Agreement") shall have the meanings ascribed to such terms in the Lease, which is attached as Schedule "A" hereto.

2. Subject to the terms and conditions set forth in this Agreement, on such date (the "Effective Date") as the last of the conditions specified in Section 5 has been completed or waived but, in any event, by no later than September 1, 2006 (the "Termination Date"), the Assignor shall effectively assign to the Assignee all of the Assignor's rights and interests in and to the Assignor's Interest.

3. Subject to Section 5, in consideration for the assignment of the Assignor's Interest to the Assignee, the Company agrees to issue the following common shares ("Shares") in the capital of the Company and pay the following amounts to the Assignor on the following dates:

(a) 5,000,000 Shares (the "Payment Shares") at an issue price of $0.000001 per share on or before the fourth business day from the Effective Date; and

(b) US$150,000 on or before the fourth business day from the effective date of the listing of the shares of the Company on a stock exchange in North America by way of initial public offering, reverse takeover or otherwise.

The Company agrees that on the date of issuance of the Payment Shares, the Payment Shares shall represent not less than 45% of the then issued and outstanding common shares of the Company.

4. The Assignor represents and warrants to the Assignee as at the date hereof and as at the Effective Date that:

(a) the Assignor is a company duly incorporated, validly subsisting and in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business in the jurisdiction in which the Owned Claims and Leased Claims (the "Claims") are located;

(b) the Assignor has full power and authority to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder and under the Lease;

(c) the entering into of this Agreement does not conflict with any applicable laws or with the Assignor's charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound;

(d) the Assignor has full right and authority to assign the Assignor's Interest as contemplated in this Agreement;

(e) other than as disclosed in the Lease, no person or entity has any agreement or option or right capable at any time of becoming an agreement to acquire any interest in the Property, including any royalty interest or other interest thereon, or require the Assignor to sell, transfer, assign, pledge, charge, mortgage or in any way dispose of or encumber any of the Assignor's Interest;

(f) the Claims have been validly located, are free and clear of all liens, charges and encumbrances (except as otherwise disclosed in the Lease) and are now duly recorded and in good standing in accordance with the laws of the jurisdiction in which such claims are situated;

(g) the Assignor has observed and performed each and every covenant, agreement and obligation of the Assignor set forth in the Lease, including the Schendel Lease and the Minerals Leases, required to be observed or performed by it;

(h) the Schendel Lease and Mineral Leases have not been terminated, amended or assigned, other than as assigned or amended as disclosed in the Lease;

(i) the Lease has not been terminated, amended or assigned, other than as assigned herein;

(j) the Assignor has conducted its activities on the lands on which the Claims are situated in compliance with all applicable environmental laws and the Assignor has no knowledge of, and has not received any notice of, any claim, regulatory order, investigation or proceeding, pending or threatened against, or which may affect, either the Assignor or any of the Claims or any of the lands on which the Claims are situated, relating to, or alleging any violation of, any applicable environmental laws or whether any remedial action is required to be undertaken.

The representations and warranties hereinbefore set out are conditions upon which the Company and the Assignee have relied on entering into this Agreement, and the Assignor hereby forever indemnifies and saves the Company and the Assignee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this Agreement. The foregoing indemnity shall survive the Effective Date.

5. The assignment of the Assignor's Interest to the Assignee on the Effective Date and the payments made by the Company under Section 3 shall be subject to the completion of each of the following conditions on or before the Effective Date, which conditions are for the sole benefit of the Assignee and may only be waived in whole or in part by the Assignee at its sole discretion:

(a) the Assignor shall have delivered to the Assignee a waiver of Newmont's right of first refusal under the Lease (the "Right") duly executed by Newmont in the form attached hereto as Schedule "B" or in such other form of waiver of the Right as may be reasonably satisfactory to the Assignee;

(b) the Assignor shall have delivered to the Assignee all of the data and information in its possession or under its control relating to the Assignor's exploration activities on and in the vicinity of the properties where the Claims are situated; and

(c) all of the Assignor's representations and warranties contained in this Agreement shall be true and correct at the Effective Date.

If the foregoing conditions have not been satisfied or waived on or before the Termination Date, this Agreement shall be terminated, and all rights and obligations of the parties set forth in this Agreement shall cease.

6. Subject to Section 5, the Assignee covenants with the Assignor that as of the Effective Date, it shall assume all of the Assignor's rights and obligations under the Lease and shall be bound by the terms and conditions of the Lease to the same extent as if the Assignee had been an original party to the Lease. The Assignee agrees to execute an agreement with Newmont, if required by Newmont, to evidence the Assignee's agreement to be bound by the terms and conditions of the Lease.

7. The Company and the Assignee represent and warrant to the Assignor that:

(a) each of the Company and the Assignee is a company duly incorporated, validly subsisting and in good standing under the laws of the respective jurisdiction of its incorporation and the Assignee is qualified to do business in the jurisdiction in which the Claims are located;

(b) each of the Company and the Assignee has full power and authority to enter into this Agreement and to carry out and perform all of its respective obligations and duties hereunder and under the Lease; and

(c) the entering into of this Agreement does not conflict with any applicable laws or with the respective charter documents of each of the Company and the Assignee nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which the Company or the Assignee is a party or by which either of them are bound.

The representations and warranties hereinbefore set out are conditions upon which the Assignor has relied on entering into this Agreement, and the Company and the Assignee hereby forever indemnifies and saves the Assignor harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by them and contained in this Agreement. The foregoing indemnity shall survive the Effective Date.

8. Each party agrees to execute and deliver such further assurances or other documents as may be required for the assignment of the Assignor's Interest to the Assignee as of the Effective Date. The Assignor agrees, at the Assignor's cost, to file such documentation that may be necessary to reflect this Agreement with the public mining registry in the State of Nevada and to do such further things as may be necessary or advisable to assist the Assignee in registering its interest hereunder.

9. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

10. All references herein to "$" are to Canadian dollars, unless "US$" is indicated, in which case such reference is to United States of America dollars.

11. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, U.S.A.

12. This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

RYE PATCH GOLD CORP. and
RYE PATCH GOLD (U.S.), INC.

By: [signature]
Name: Joe Kajszo
Title: Director

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

By: [signature]
Name: Nicholas Goyak
Title: President

SCHEDULE "A"

Newmont Lease

MINING LEASE AND SUBLEASE

THIS MINING LEASE AND SUBLEASE ("Agreement") is dated and effective this 15th day of December, 2005 ("Effective Date"), by and between NEWMONT USA LIMITED, a Delaware corporation, doing business in Nevada as NEWMONT MINING CORPORATION ("Newmont"), NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION, a Nevada corporation ("NADR").

RECITALS

A. Newmont owns those unpatented mining claims ("Owned Claims"), and lands and minerals ("Owned Lands") described in Parts 1, 2 and 3 of Exhibit A and leases certain unpatented mining claims ("Leased Claims") and lands ("Leased Lands") described in Parts 4 and 5 of Exhibit A attached hereto. The Owned Claims, Owned Lands, Leased Claims and Leased Lands are collectively referred to herein as the "Newmont Property."

B. Newmont desires to lease or sublease to NADR, and NADR desires to lease or sublease from Newmont, Newmont's interest in the Newmont Property subject to the terms and conditions of this Agreement.

THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Newmont and NADR agree as follows:

AGREEMENT

1. Grant.

(a) Newmont leases exclusively to NADR, until this Agreement is terminated, all of Newmont's right, title and interest in and to the Owned Claims and Owned Lands, subject to the terms of this Agreement.

(b) Newmont subleases exclusively to NADR, until this Agreement is terminated, all of Newmont's right, title and interest in the Leased Claims and Leased Lands, subject to the terms and conditions of those leases referenced in Part 4 ("Schendel Lease") and Part 5 ("Minerals Leases") of Exhibit A (collectively the "Leases"). Subject to the terms of this Agreement, NADR assumes, and shall be solely responsible for satisfying, all obligations under the Leases with respect to the Leased Claims and the Leased Lands. This Agreement shall not affect Newmont's interest in any other lands and minerals covered by the Minerals Leases.

2. Work Commitment.

(a) Subject to NADR's right to terminate this Agreement pursuant to Section 12 below, NADR shall make Expenditures (defined below) in the total amount of Three Million Dollars ($3,000,000.00) on or before the fifth anniversary of this

Agreement ("Expenditure Obligation"). NADR shall make minimum Expenditures in accordance with the following schedule:

Due Date		Minimum Expenditure Amount
On or before 2nd Anniversary of Agreement		$600,000.00
On or before 3rd Anniversary of Agreement	An additional	$100,000.00
On or before 4th Anniversary of Agreement	An additional	$500,000.00
On or before 5th Anniversary of Agreement	An additional	$1,800,000.00

NADR's obligation to make Six Hundred Thousand Dollars ($600,000.00) in Expenditures on or before the second anniversary of this Agreement is a firm commitment, which will not be excused by any termination of this Agreement. Excess Expenditures during any period specified above shall be carried forward and credited against Expenditures required in the subsequent period or periods. If NADR fails to make the required Expenditures during any period ending on an anniversary of this Agreement, it shall pay to Newmont in cash, within 30 days after that anniversary date, one hundred and fifty percent (150%) of the amount of such deficit. Upon Newmont's receipt of that payment, NADR shall be deemed to have satisfied the Expenditure requirement for that period.

(b) For purposes of this Agreement, "Expenditures" shall mean the expenses incurred by NADR since the Effective Date of this Agreement in ascertaining the existence, location, quantity, quality or commercial value of a deposit of Minerals on or within the Newmont Property, including reclamation of such activities ("Exploration Work"), described in this Section 2(b). For purposes of this Agreement, "Minerals" shall mean any and all metals, minerals and mineral rights of whatever kind and nature, which are included in the Newmont Property.

(i) Actual field salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of NADR actually performing or administering the Exploration Work;

(ii) Costs and expenses for the use of machinery, facilities, equipment and supplies required for Exploration Work;

(iii) Travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary for the conduct of Exploration Work, including but not necessarily limited to, data review, data compilation and project planning;

(iv) All payments to contractors for Exploration Work;

(v) Costs of metallurgical studies, assays, or other costs incurred to determine the quality and quantity of minerals on or within the Newmont Property;

(vi) Costs incurred to obtain permits, rights of way and other similar rights as may be incurred in connection with Exploration Work, including costs of any environmental studies;

(vii) Costs and expenses of performing feasibility or other studies to evaluate the economic feasibility of mining on the Newmont Property;

(viii) All taxes levied against the Newmont Property and paid by NADR and the cost of any reclamation bonds required to be posted for reclamation of disturbance associated with Exploration Work; and

(ix) All land holding costs or fees and other necessary expenditures made to preserve in good standing the status and title of the Newmont Property.

(c) If NADR is prevented from completing any reasonable Expenditures to satisfy an obligation under Section 2(a) above by a force majeure (the "Affected Obligation"), the Affected Obligation shall be suspended and NADR shall not be deemed in default or liable for damages or other remedies as a result thereof for so long as NADR is prevented from complying with the Affected Obligation by the force majeure. For purposes of this Section 2, "force majeure" shall mean any matter (whether foreseeable or unforeseeable) beyond NADR's reasonable control, including but not limited to: acts of God, unusually inclement weather, acts of war, insurrection (to include civil disobedience and protest), riots or terrorism, strikes, lock-outs or other labor disputes; inability to obtain necessary materials or obtain permits, approvals or consents within a reasonable time; damage to, destruction of, or unavoidable shut-down of necessary facilities or equipment; provided, that NADR shall promptly notify Newmont in writing of the existence of any event of force majeure and the reasons therefor and the expected duration thereof, and shall exercise diligence and reasonable efforts to remove or overcome the cause of such inability to undertake the Affected Obligation and shall recommence performance thereof as soon as reasonably possible. NADR shall thereafter have an additional period of time equal to the duration of the force majeure to complete the Affected Obligation. Except for the Affected Obligation, NADR shall remain obligated to meet the Expenditure schedule under Section 2(a).

3. Rental Payments. Subject to NADR's right to terminate this Agreement under Section 12 below, beginning on the sixth anniversary of this Agreement, and each anniversary date thereafter, NADR shall pay to Newmont an annual rental, if NADR did not expend at least Five Hundred Thousand Dollars ($500,000.00) in Expenditures during the preceding anniversary year. The amount of the rental payment that would be due on the sixth anniversary is Eighty-Four Thousand Seven Hundred Fourteen Dollars and Forty Cents ($84,714.40). This annual rental rate of Eighty-Four Thousand Seven Hundred Fourteen Dollars and Forty Cents ($84,714.40) shall escalate each year after the sixth anniversary date by the percentage change in the prior calendar year's seasonally adjusted Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, all

items (1982-84=100) published by the U.S. Bureau of Labor Statistics. NADR shall pay to Newmont any rental that is due in cash by certified check or wire transfer within 30 days after each anniversary date beginning on the sixth anniversary of this Agreement.

4. Representations and Warranties.

(a) Newmont represents and warrants that to its knowledge, the existing underlying royalties affecting the Newmont Property are (i) a sliding scale 2 percent to 5 percent net returns royalty under the Schendel Lease, described in Part 4 of Exhibit A, and (ii) a 2 percent net smelter return royalty on the N½, N½ S½, S½ SE¼ and SE¼ SW¼ of Section 25, Township 28 North, Range 32 East; all of Section 35, Township 28 North, Range 32 East; and the unpatented claims covered by the Schendel Lease, as reserved by Western States Minerals Corporation in that Royalty Deed, dated June 6, 1988, between SEP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

(b) Each party represents and warrants to the other parties that it is in good standing under the laws of the jurisdiction in which it is incorporated, and that it has all the requisite power, right and authority to enter into this Agreement, to perform its obligations under this Agreement, and to commit to this Agreement. The execution and delivery of this Agreement, and the consummation of the obligations, indemnities and payments provided herein have been duly and validly authorized by all necessary corporate or company action on the part of each party.

5. Cash Payment. Upon execution of this Agreement, NADR shall pay to Newmont Forty-Three Thousand Nine Hundred Eighty-One Dollars and Fifty Cents ($43,981.50) in cash by certified check or wire transfer, as reimbursement for Newmont's payment of (i) the 2005/2006 federal assessment year maintenance fees for the unpatented mining claims included in the Newmont Property in the amount of $27,125.00, (ii) the 2005 Pershing County claims fees for the unpatented mining claims included in the Newmont Property in the amount of $1,856.50, and (iii) the Advance Minimum Royalty due December 10, 2005 under the Schendel Lease in the amount of $15,000.

6. Feasibility Study. Prior to the Commercial Production Date, NADR shall prepare and deliver to Newmont a notice that includes: (i) a Positive Feasibility Study, as defined in Exhibit B hereto covering the property on which NADR intends to commence production, (ii) all factual data relating to the Newmont Property and Area of Interest (defined below) not previously provided to Newmont, and (iii) a detailed summary of all Expenditures made by NADR from the Effective Date of this Agreement through the date of completion of the Positive Feasibility Study. The Commercial Production Date means the first day following the day in which the production of marketable minerals from any part of the Newmont Property reaches a cumulative gross value of at least One Million Dollars ($1,000,000.00), as determined based on the applicable market prices listed in Section 2(a) of the Royalty Deed attached as Exhibit C hereto, or, if not applicable, another generally accepted published market price.

7. Area of Interest. For purposes of this Agreement, the Area of Interest is defined as that area described in Exhibit D hereto. The Newmont Property and any interest that NADR now owns or hereafter acquires within the Area of Interest are collectively referred to herein as the "Property."

8. Venture Option.

(a) Newmont shall have the option to enter into a venture agreement with NADR (the "Venture Option") covering the Newmont Property, and any property within the Area of Interest that NADR then owns, controls or holds any other interest in (collectively, the "Venture Property"). Newmont may exercise the Venture Option at any time during the term of this Agreement until 120 days after the date NADR delivers to Newmont a complete notice pursuant to Section 6 above, by delivering to NADR a written notice of such election ("Election Notice"). Within thirty (30) days after delivery of an Election Notice, NADR shall deliver to Newmont all factual data not previously provided to Newmont relating to the Newmont Property and Area of Interest, and a detailed summary of all Expenditures made from the Effective Date of this Agreement through the date of delivery of Newmont's notice. As its initial contribution under the Venture Agreement, Newmont shall, subject to its right to withdraw from the venture, expend an aggregate of Fifteen Million Dollars ($15,000,000.00) in expenditures on or before the 8th anniversary of the execution date of the Venture Agreement ("Phase I Earn-In Expenditures").

Newmont shall have complete discretion to determine the location, extent and timing of all work to be performed for the Phase I Earn-In Expenditures and, if applicable, Phase II Earn-In Expenditures.

(b) If Newmont elects to exercise the Venture Option under this Section 8, Newmont and NADR shall, within ninety (90) days of Newmont's delivery of its Election Notice, negotiate in good faith and enter into a venture agreement (the "Venture Agreement"), covering the Venture Property and replacing this Agreement, which will generally follow the form of Rocky Mountain Mineral Law Foundation, Form 5 (1984), and will include the following terms, as well as those set forth in Section 8(a):

(i) The initial participating interests of Newmont and NADR shall be 60 percent and 40 percent, respectively, provided however, that Newmont may, at its sole discretion, by delivering written notice to NADR within 90 days after completing the Phase I Earn-In Expenditures, elect to earn an additional 10 percent participating interest (for a total individual interest of 70 percent) by expending an additional Five Million Dollars ($5,000,000.00) in expenditures ("Phase II Earn-In Expenditures").

(ii) Newmont shall have the right to be the manager of the Venture so long as it maintains a fifty percent (50%) or greater participating interest in the Venture. After Newmont completes the applicable Earn-In Expenditures, the manager of the Venture shall earn a management fee from the Venture of (i) ten percent

(10%) of the Venture exploration expenditures during exploration (except for invoices exceeding $50,000.00, in which case the fee would be five percent (5%) for the amount over $50,000.00), (ii) five percent (5%) of Venture development expenses during mine development, and (iii) seven dollars ($7.00) per ounce of gold produced from the Venture Property during production. After production commences, the seven dollars ($7.00) per ounce management fee will be adjusted to reflect the manager's actual cost experience, so that the manager makes neither a profit nor loss from being manager.

(iii) A management committee shall be formed, consisting of two representatives from each Venture party. The management committee members shall have voting rights in proportion to the parties' respective participating interests. Upon completion of Newmont's applicable Earn-In Expenditures, the manager shall present work programs and budgets to the management committee for approval. In the event of a tie vote, the manager shall have the deciding vote.

(iv) After Newmont's completion of the applicable Earn-In Expenditures as prescribed in Section 8(a) and 8(b)(i), the parties shall be required to fund future Venture expenditures in proportion to their participating interests. If either party elects not to contribute its proportionate share to an approved program and budget, once joint funding commences, such party's participating interest shall be subject to straight-line dilution, based upon the formula contained in the definitive Venture Agreement. If either party elects to contribute to an approved program and budget, but fails to make such contribution, the amount of dilution shall be twice the amount that would have occurred if the defaulting party initially elected not to contribute. In the event that either party's participating interest is diluted to below ten percent (10%), it shall relinquish its participating interest to the other party, in return for a one percent (1%) net smelter returns royalty, as defined in Exhibit C to this Agreement.

(v) The environmental indemnifications of NADR under Section 17 of this Agreement shall cease with respect to the participating interest in the Newmont Property acquired by Newmont pursuant to the Venture Option, but shall otherwise survive under the Venture Agreement.

(vi) If, after execution of the Venture Agreement, any party subsequently acquires any interest in real property within the Area of Interest, it shall notify the other party, and such other party shall have the option to have such property included as part of the Venture Property, upon payment of its proportionate share of the acquisition costs.

(vii) In the event Newmont elects not to complete the Phase I Earn-In Expenditures, the parties shall complete the Purchase Closing in accordance with the terms of Section 9 below.

(viii) In the event either party decides to sell, transfer or assign its interest in the Venture or Venture Property, the other party shall have a right of first offer under terms similar to those set forth in Section 13 below.

(ix) The Venture shall have the obligation to maintain the Venture Property in good standing and shall be solely responsible for all future permitting and bonding for activities on the Venture Property.

(c) Upon execution of the Venture Agreement, (i) this Agreement shall terminate, (ii) NADR shall be relieved of Expenditure Obligations, if any, with due dates after the date Newmont exercises the Venture Option, and (iii) the parties shall execute a release and termination evidencing such termination.

9. Buy-Out. If Newmont, at any time, elects not to exercise the Venture Option, fails to elect the Venture Option within the time allowed under Section 8(a) or elects to exercise the Venture Option and subsequently elects not to complete its Phase I Earn-In Expenditures, Newmont shall sell to NADR and NADR shall purchase from Newmont all of Newmont's interest in the Newmont Property at a closing ("Purchase Closing"), which shall be held within 60 days of such election (or deemed election) at Newmont's offices in Reno, Nevada, or at such other time and place as may be mutually agreed to in writing by the parties. At the Purchase Closing, (i) Newmont shall deliver to NADR an executed and acknowledged quit claim deed and assignment in the form of Exhibit B conveying to NADR all of Newmont's interest in the Newmont Property; (ii) NADR shall pay to Newmont Two Million Dollars ($2,000,000.00) ("Purchase Price"); (iii) NADR shall deliver to Newmont a properly executed and acknowledged royalty deed in the form of Exhibit C; and (iv) if it has not previously terminated under Section 8(c), this Agreement shall terminate and the parties shall execute a release and termination evidencing such termination. The quit claim deed and assignment shall be recorded in the Pershing County records before the royalty deed is recorded. The Purchase Price shall consist of at least One Million Dollars ($1,000,000.00) in cash by certified check or wire transfer with the remaining One Million Dollars ($1,000,000.00) payable, at NADR's sole election, in cash or by issuing to Newmont freely trading common shares of NADR, the number of shares of which shall be determined by dividing One Million Dollars ($1,000,000.00) by the closing price of such shares on the appropriate stock exchange averaged over the ten-day trading period ending one day before the Purchase Closing.

10. Property Maintenance. Subject to Section 12, for so long as this Agreement remains in effect, NADR shall make such payments and filings, and conduct such assessment work, as are necessary to keep the Newmont Property in good standing, including, but not limited to payment of property taxes and any taxes relating to NADR's operations on the Newmont Property, payment of federal maintenance or rental fees for the Claims, satisfying any federal and state filing requirements for maintaining the Claims in good standing, satisfying all requirements and payments under the Leases, including any royalty obligations. Upon making any payment or filing to maintain the Newmont Property, NADR shall promptly deliver to Newmont a copy of the documents that were filed and written evidence of any payment that was made. NADR shall satisfy all federal and state requirements to maintain the Owned Claims and Leased Claims, and deliver to Newmont written documentation of such satisfaction, at least 45 days prior to

the legal deadline for satisfying such requirement. If Newmont has not received such documentation by such time, Newmont may, but has no obligation to, satisfy such requirement(s), and NADR shall promptly reimburse Newmont for the amount of any payments made by Newmont and any related costs, plus 15% of the amount of those payments and costs.

11. Reporting. NADR shall provide to Newmont semi-annual reports of all activities and operations conducted on or in connection with the Newmont Property and Area of Interest pursuant to this Agreement, together with copies of all factual data generated as a result of those activities or operations. Those reports shall be provided to Newmont by August 1 and February 1 of each calendar year. Each biannual report shall include details of: (i) the preceding six months' activities and operations with respect to the Newmont Property and Area of Interest; (ii) exploration and ore reserve data for the previous six months; and (iii) a summary of anticipated activities for the upcoming six months. The semi-annual report required to be delivered by February 1 of each year shall be accompanied by digital factual data generated during the previous calendar year, to the extent the data exists in such format. Upon formation of a Venture, pursuant to Section 8 of this Agreement, work reports shall be prepared monthly, as directed by the management committee formed pursuant to the Venture Agreement. Reports due under this Section 11 shall be sent to:

Newmont Mining Corporation
337 West Commercial Street
Elko, Nevada 89801
Attn: Exploration Manager
Telecopier No.: (775) 738-8506
Telephone No.: (775) 738-2500

Newmont may change such address from time to time by written notice to NADR.

12. Termination.

(a) NADR may, at any time after completion of Six Hundred Thousand Dollars ($600,000) in Expenditures as required by Section 2(a) above, terminate this Agreement upon (i) providing Newmont written notice at least 60 days prior to the effective date of termination, and (ii) surrendering the Newmont Property to Newmont free and clear of any encumbrances, by an appropriate legal instrument in a form acceptable to Newmont.

(b) If NADR defaults on any of its obligations under this Agreement, including, but not limited to its obligations under Sections 2, 3 and 14, Newmont may give NADR written notice thereof and specify the default or defaults relied on. If NADR has not begun to cure any such default, other than a default that may be satisfied by cash payment, within 60 days from the date of delivery of such notice and completely cured such default within a reasonable time thereafter, Newmont may terminate this Agreement by written notice to NADR. As to any default that may be cured by cash payment,

including rental, royalty, cash payments to satisfy expenditure obligations under Section 2, any payment to maintain the Newmont Property free of all liens or encumbrances, or any payments under Section 14(b), Newmont may terminate this Agreement if NADR has not fully satisfied such payment obligation within 60 days of delivery of Newmont's notice of default. Such termination by Newmont shall not affect Newmont's rights to seek any other remedies under this Agreement.

(c) Upon any termination of this Agreement, NADR shall (i) surrender the Newmont Property to Newmont, and shall deliver to Newmont a written instrument or instruments, in a form appropriate for recording and acceptable to Newmont, conveying to Newmont all of NADR's interest in the Newmont Property free and clear of any encumbrances, and further evidencing termination of this Agreement, (ii) provide to Newmont copies of all factual data obtained by or for NADR in conducting activities or operations on the Newmont Property, not already provided to Newmont, (iii) satisfy all requirements to maintain the Newmont Property in good standing through 90 days after the effective date of termination, including, but not limited to payment of any property taxes, any payments under the Schendel Lease, and any filings and payments necessary to maintain the Owned Claims or Leased Claims that would become due during that period, and (iv) promptly reclaim all disturbance caused by its activities on the Newmont Property in accordance with applicable statutory and regulatory requirements, unless Newmont agrees in writing to assume such reclamation obligations and relieve NADR of the performance thereof.

13. Transfer of Interests, Right of First Offer.

(a) If, within 90 years of the Effective Date of this Agreement, NADR intends to transfer all or any part of its interest in this Agreement or the Property (the "Offered Property"), NADR shall promptly notify Newmont. This notice shall specifically identify the Offered Property and shall state the price and all other pertinent terms and conditions of the intended transfer, on such terms as NADR is willing to accept, which shall be for monetary consideration only. NADR shall include with such notice all factual data in its possession pertaining to the Offered Property that was not previously provided to Newmont. Newmont shall have 30 days from the date such notice is delivered or until 90 years from the Effective Date of this Agreement, whichever is sooner, to notify NADR whether it elects to acquire the Offered Property at the same price and on the same terms as set forth in the notice. If Newmont does elect to acquire the Offered Property, such closing shall occur within 60 days after notice of such election is delivered to NADR. If Newmont fails to provide NADR with notice of its election to acquire the Offered Property within such 30 days, such failure shall be deemed to be an election to not acquire the property. If Newmont elects or is deemed to have elected to not acquire the Offered Property, NADR shall have 120 days following the expiration of the election period to complete the transfer of the entire Offered Property to a third party at a price and on terms no less favorable to NADR than those set forth in its notice to Newmont. Such transfer may be made only if the transferee agrees in writing with Newmont to assume NADR's obligations under this Agreement with respect to the transferred interests; provided, however, no transfer of any interest in the Newmont

Property or this Agreement shall relieve NADR or Griffis of their obligations under this Agreement, unless Newmont otherwise agrees in writing, which agreement shall not be unreasonably withheld. This Section 13(a) applies to any subsequent transfer by any successor to NADR. NADR shall be entitled to sell the Offered Property for non-cash consideration only where such consideration has a monetary value equal to, or greater than the cash price at which the Offered Property was offered to Newmont. If NADR fails to complete the transfer of the entire Offered Property to a third party within that period, Newmont's right of first refusal in the Offered Property shall be revived. Any subsequent proposal by NADR to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section. This Section 13(a) shall apply to NADR and any successor (including any Affiliate or successor by merger), but shall not apply to (i) a corporate consolidation or reorganization by NADR; (ii) a corporate merger or reorganization of NADR by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of NADR; (iii) any equity offering made by NADR; (iv) a transfer of direct or indirect control of NADR to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of NADR's interest in the Property or this Agreement that is being transferred does not exceed 25 percent of the combined market value of all of the assets of NADR and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; (v) a transfer of Control of NADR to an Affiliate; or (vi) a Venture to which NADR is a party, provided that in each excepted case, the acquiring party shall agree in writing with Newmont, to assume NADR's obligations under this Agreement or any other agreement hereunder, as to the transferred interest. For purposes of this Agreement, "Affiliate" means any person or entity that Controls, is Controlled by or under common Control with a party through direct or indirect ownership of greater than 50 percent of equity or voting interest. The term "Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

(b) If, within 90 years of the Effective Date of this Agreement, Newmont intends to transfer all or any part of its interest in this Agreement or the Property (the "Offered Property"), Newmont shall promptly notify NADR. This notice shall specifically identify the Offered Property and shall state the price and all other pertinent terms and conditions of the intended transfer, on such terms as Newmont is willing to accept, which shall be for monetary consideration only. Newmont shall include with such notice all factual data in its possession pertaining to the Offered Property that was not previously provided to NADR. NADR shall have 30 days from the date such notice is delivered, or until 90 years from the Effective Date of this Agreement,

whichever is sooner, to notify Newmont whether it elects to acquire the Offered Property at the same price and on the same terms as set forth in the notice. If NADR does elect to acquire the Offered Property, such closing shall occur within 60 days after notice of such election is delivered to Newmont. If NADR fails to provide Newmont with notice of its election to acquire the Offered Property within such 30 days, such failure shall be deemed to be an election to not acquire the property. If NADR elects or is deemed to have elected to not acquire the Offered Property, Newmont shall have 120 days following the expiration of the election period to complete the transfer of the entire Offered Property to a third party at a price and on terms no less favorable to Newmont than those set forth in its notice to NADR. Such transfer may be made only if the transferee agrees in writing with NADR to assume Newmont's obligations under this Agreement with respect to the transferred interests; provided however, no transfer of any interest in the Newmont Property or this Agreement shall relieve Newmont of its obligations under this Agreement, unless NADR otherwise agrees in writing, which agreement shall not be unreasonably withheld. This Section 13(b) applies to any subsequent transfer by any successor to Newmont. Newmont shall be entitled to sell the Offered Property for non-cash consideration only where such consideration has a monetary value equal to, or greater than the cash price at which the Offered Property was offered to NADR. If Newmont fails to complete the transfer of the entire Offered Property to a third party within that period, NADR's right of first refusal in the Offered Property shall be revived. Any subsequent proposal by Newmont to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section. This Section 13(b) shall apply to Newmont and any successor (including any Affiliate or successor by merger), but shall not apply to (i) a corporate consolidation or reorganization by Newmont; (ii) a corporate merger or reorganization of Newmont by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of Newmont; (iii) any equity offering made by Newmont; (iv) a transfer of direct or indirect Control of Newmont to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of Newmont's interest in the Property or this Agreement is being transferred does not exceed 25 percent of the combined market value of all of the assets of Newmont and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; (v) a transfer of Control of Newmont to an Affiliate, or (vi) a venture to which Newmont is a party, provided that in each excepted case, the acquiring party shall agree in writing with NADR to assume Newmont's obligations under this Agreement or any other agreement hereunder, as to the transferred interest.

14. Standard of Conduct; Environmental Compliance.

(a) All activities conducted by, or on behalf of NADR pursuant to this Agreement, shall be in compliance with the laws and regulations of the United States, the State of Nevada, and any local governmental entity with jurisdiction over the Newmont Property or activities thereon, including, but not limited to any laws or regulations regarding environmental protection or reclamation of the Newmont Property. NADR shall provide Newmont with satisfactory evidence of such compliance upon Newmont's

request. All operations under this Agreement shall be conducted in a good and workmanlike manner in accordance with generally accepted mining practices.

(b) In addition to posting any required financial sureties with the appropriate governmental entities, prior to conducting or authorizing surface disturbing work on or overlying any part of the Newmont Property, NADR shall (i) obtain and deliver to Newmont aerial photographs, or other documentation such as remote sensing data, of the Newmont Property documenting the physical condition of the Newmont Property and overlying surface, with the timing and extent of such photography to be coordinated with Newmont's Environmental Department, (ii) provide to Newmont a brief written plan of the anticipated activities, including a description of the location, timing and nature of those activities, which plan shall be updated annually by March 30 of each calendar year, or more often as needed to address all activities that are actually occurring on the Newmont Property or overlying surface, and (iii) post with Newmont cash, a bond or other financial surety acceptable to Newmont including placing such funds into an attorney trust account acceptable to Newmont, with Newmont as beneficiary or co-beneficiary, in an amount equal to Twenty-Five Thousand Dollars ($25,000.00), which will allow NADR to disturb up to five (5) acres of Newmont Property or overlying surface. Thereafter, NADR shall post with Newmont cash or a bond acceptable to Newmont, in an amount of Five Thousand Dollars ($5,000.00) for each additional acre of Newmont Property or overlying surface that will be disturbed, prior to such disturbance. If NADR fails to promptly and adequately complete the reclamation of any disturbance in accordance with State of Nevada and U.S. Bureau of Land Management ("BLM") standards, the financial sureties shall be available to Newmont to cover all costs of reclaiming the disturbance, including any drill hole plugging should reclamation be deficient and not in accordance with State of Nevada and BLM requirements or standards. Newmont shall not pay any interest on any sureties required under this Section 14(b). The amount of the financial surety to be posted with Newmont shall be reviewed annually to ensure there is a sufficient amount to cover the full costs of reclamation. To the extent such surety is inadequate, the per-acre amount of such surety shall be adjusted upward to reflect actual projected reclamation costs, and the per-acre dollar amount specified in this Section shall be amended accordingly. Reclamation of disturbance on any fee lands within the Newmont Property shall be generally consistent with State of Nevada and Bureau of Land Management standards (whichever is stricter). Once reclamation is completed to Newmont's satisfaction, Newmont shall return such sureties to NADR. Newmont shall not pay interest on any such surety.

(c) No separate financial surety shall be required under Section 14(b) where (i) the proposed disturbance is subject to a financial surety that NADR has established pursuant to a State of Nevada reclamation permit that has been approved by the Nevada Division of Environmental Protection, or (ii) the proposed disturbance is on surface owned by the United States, and the disturbance is covered by a financial surety that NADR has established pursuant to a notice of intent or plan of operations that has been approved by the BLM. To the extent a state- or BLM-approved surety covers only part of the proposed disturbance on the Newmont Property or overlying surface, NADR shall be required to provide to Newmont a financial surety under Section 14(b) to cover

the reclamation costs of all remaining disturbance prior to conducting the proposed activities.

(d) NADR shall promptly abandon and plug each drill hole on any surface overlying the Newmont Property in accordance with the requirements of Nevada Administrative Code, Chapter 534, immediately following the completion of drilling, and prior to moving the drill rig to another location. As evidence of such, NADR shall provide Newmont a copy of each driller's report of plugging.

(e) NADR shall provide to Newmont a copy of any permit application or other permitting documents, including any notices filed with a government agency, relating to activities or operations on the Newmont Property or overlying surface prior to submission to the applicable government entity, and Newmont shall have at least 15 business days to review and comment on the same, prior to its submission to the agency.

(f) Should any unpermitted discharge, leakage, spillage, release, emission or pollution of any type occur upon, to or from the Newmont Property due to NADR's activities or possession, NADR, at its sole expense, shall promptly remediate and restore the Newmont Property to standards equal to or exceeding the standards adopted or required by any governmental body having jurisdiction over the Newmont Property or the overlying surface.

(g) Newmont shall be solely responsible for (i) completing the obligations under Bureau of Land Management Notices of Intent N-76563 (Nevada Wilco) and N-76635 (Nevada Colado) relating to existing disturbance on the Newmont Property under such notices, and (ii) abandoning and plugging drill hole No. 1-2, which is demarcated on the map attached as Exhibit F, in accordance with applicable legal requirements. Newmont shall have the right of access on and across the Newmont Property to conduct any activities related to such obligations. NADR shall not conduct any activities on the Newmont Property under existing permits, and NADR shall be solely responsible for obtaining the necessary governmental authorizations to conduct any activities on the Newmont Property.

15. Audit and Inspection.

(a) Newmont shall be entitled to enter the Newmont Property and the Area of Interest for purposes of inspecting any of NADR's operations, facilities or structures at reasonable times, upon reasonable advance notice, provided that Newmont shall so enter at its own risk and shall indemnify and hold NADR and its affiliates harmless against and from any and all loss, cost, damage, liability and expense (including but not limited to reasonable attorneys fees and costs) by reason of injury to Newmont or its agents or representatives, or damage to or destruction of any property of Newmont or its agents or representatives while on the Newmont Property or Area of Interest, or in such workings, facilities and structures, except to the extent that such injury, damage, or destruction is a result, in whole or in part, of the negligence of NADR. Newmont shall have the right, during regular business hours, to review and copy all of NADR's files and

documents relating to activities on the Newmont Property or Area of Interest, provided, however, that review and copying of invoices and other financial documentation of Expenditures shall not occur more often than semi-annually. Newmont shall give NADR 10 business days notice of such intent to examine the above noted files and documents.

(b) If Newmont determines that activities or operations being conducted on the Newmont Property or overlying surface are in non-compliance with applicable laws, regulations, ordinances or permits, Newmont may provide notice to NADR. NADR shall immediately begin and promptly complete corrective action to bring such activities or operations into compliance. If, after receiving such notice, NADR does not promptly and diligently take corrective actions to bring its activities and operations into compliance with applicable laws, regulations, ordinances or permits, Newmont may, but has no obligation to, take such actions as it deems necessary to bring NADR's operations into compliance, including, but not limited to taking over operational control of NADR's operations. Provided that NADR was in non-compliance as set out above, NADR shall thereafter pay to Newmont one hundred fifty percent (150%) of Newmont's costs for such actions.

(c) NADR shall have the right, during regular business hours, to review and copy, at NADR's expense, all files and documents relating to prior activities on the Newmont Property or Area of Interest, including, but not limited to maps, drill logs, analytical data and reports. NADR shall have reasonable access to Newmont personnel to discuss files and documents relating to the Newmont Property and their personal knowledge of Newmont activities carried out thereon. NADR shall give Newmont 10 business days notice of such intent to examine the above noted files and documents.

16. Property As Is. NADR acknowledges that it has been given full access to the Newmont Property for its due diligence review. NADR acknowledges that the Newmont Property has environmental and physical conditions related to prior mineral exploration or mining activities, including, but not limited to pits, adits, shafts and roads. Prior to entering into this Agreement, NADR has investigated the Newmont Property, including the environmental conditions on that property and the overlying surface, to its satisfaction. NADR is leasing and subleasing the Newmont Property "as is" without warranty of any kind as to the condition, suitability or usability of the Newmont Property for any purpose, or the ability to obtain any necessary permits or authorizations to access or mine the Newmont Property. The parties intend that this "as is" provision shall be effective specifically with respect to environmental conditions, and any and all common law or statutory claims with respect thereto. NADR assumes the risk of any environmental contamination, hazardous substances and other conditions on or related to the Newmont Property and overlying surface. Except as expressly stated in this Agreement, Newmont makes no representation or warranty as to the accuracy or completeness of any environmental, geological, financial, operating or other information it has provided relating to the Newmont Property, and NADR agrees that Newmont shall have no liability for any damages relating to any inaccuracies or incompleteness of such information.

17. Indemnities. Except as expressly provided in Section 14(g), NADR shall fully indemnify, defend, release and hold harmless Newmont, its affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at, or in connection with the Newmont Property or overlying surface, including, but not limited to any environmental conditions, regardless of whether such conditions were created before or after the date of this Agreement, which arises in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended, including, without limitation, any statutory or common law governing liability to third parties for personal injury or property damage. This indemnity shall survive termination of this Agreement with respect to any liabilities relating to, or arising from any activities conducted by or on behalf of NADR.

18. Liens. NADR shall keep the Newmont Property free of all encumbrances, adverse claims and liens, including, but not limited to any mortgages, deeds of trust or liens for labor or materials furnished to it in its operations hereunder.

19. Insurance.

(a) NADR shall carry at all times during the term of this Agreement, with insurance companies selected by NADR and approved by Newmont, the following minimum insurance coverages:

(i) Workers compensation insurance as required by law;

(ii) Employer's liability insurance with minimum limits of one million dollars ($1,000,000) for all personal injuries or death resulting from any accident or occupational disease;

(iii) Commercial General Liability and/or Umbrella Liability insurance with a limits of not less than five million dollars ($5,000,000) each occurrence covering bodily injury to or death of persons and/or loss of or damage to property;

(iv) Automobile liability insurance, covering all owned, non-owned and hired vehicles in the amount of not less than one million dollars ($1,000,000) per each occurrence.

(b) Policies providing coverage under this Agreement shall not be subject to cancellation or material change, except on 30 days written notice to Newmont.

(c) Newmont shall be named as an additional insured on the commercial general liability policies providing coverage under this Agreement.

20. NLRC Litigation Disclosure. NADR acknowledges that Newmont has informed it that Nevada Land and Resource Company LLC ("NLRC"), the current owner of the lands subject to the Minerals Leases, filed suit in the Second Judicial District Court for the State of Nevada in and for the County of Washoe, Case No. CV-99-05441, challenging the scope and validity of various leases, including the Minerals Leases. That suit, and any appeals or remand, shall be referred to herein as the "Lawsuit." By written order dated October 7, 2005, the Nevada Supreme Court entered its judgment affirming the District Court's rejection of NLRC's claims that the Minerals Leases are void, or that they contain certain implied provisions. All representations and warranties made by Newmont in this Agreement and all rights and obligations of the parties under this Agreement and deeds conveyed hereunder are subject to any ruling of the courts in the Lawsuit. NADR waives any claims or causes of action against Newmont, and releases Newmont from any liability arising from or relating to any such rulings. So long as this Agreement remains in effect, NADR shall be solely responsible for complying with any additional Lease terms applicable to the Leased Lands, which may be implied by the courts.

21. General Provisions.

(a) Notice. All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communication, with confirmation sent by registered or certified mail, return receipt requested, (iii) sent by registered or certified mail, return receipt requested, or (iv) sent by overnight mail by a courier that maintains a delivery tracking system. Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, (iii) if by mail, on the date of delivery as shown on the actual receipt, and (iv) if by courier, as documented by the courier's tracking system. If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day ("business day" means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.) A party may change its address from time to time by notice to the other party as indicated above. All notices to Newmont shall be addressed to:

Newmont USA Limited, d/b/a Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203
Attn: Land Department
Telecopier No.: (303) 837-5851

With a copy to:

Newmont Capital Limited
427 Ridge Street, Suite C
Reno, Nevada 89501
Attn: Royalty Land Manager
Telecopier No.: (775) 784-8185

All notices to NADR shall be addressed to:

North American Diversified Resources Corporation
14900 NW Willis Road
McMinnville, Oregon 97128
Attention: President
Telecopier No.: (503) 472-9397
Telephone No.: (503) 381-4447

With a copy to:

Kevin O'Connell
Hagen O'Connell LLP
121 SW Morrison, Suite 1500
Portland, OR 97204
Telecopier No.: (503) 227-3870
Telephone No.: (503) 227-2900

(b) Inurement. All covenants, conditions, indemnities, limitations, and provisions contained in this Agreement apply to, and are binding upon the parties to this Agreement, their heirs, representatives, successors, and assigns.

(c) Implied Covenants. The only implied covenants in this Agreement are those of good faith and fair dealing.

(d) Waiver. No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and is signed by the party against whom the waiver is claimed. No waiver of any breach shall be deemed to be a waiver of any other subsequent breach.

(e) Modification. No modification, variation, or amendment of this Agreement shall be effective unless it is in writing and signed by all parties to this Agreement.

(f) Entire Agreement. This Agreement sets forth the entire agreement of the parties with respect to the transactions contemplated herein and supercedes any other agreement, representation, warranty, or undertaking, written or oral, including that letter agreement, dated September 15, 2005 between Newmont and NADR.

(g) Memorandum. A memorandum of this Agreement in the form attached as Exhibit G shall be recorded in the records of Pershing County, Nevada, promptly after execution of this Agreement. This Agreement shall not be recorded.

(h) Confidentiality of Information; Press Releases. Except for recording the Memorandum pursuant to Section 21(g) above, or any deeds delivered under Section 9 and as otherwise provided in this Section 21(h), the terms and conditions of this Agreement, and all data, reports, records and other information developed or acquired by any party in connection with this Agreement, shall be treated by the parties as confidential, and no party shall reveal or otherwise disclose such information to third

parties without the prior written consent of the other party. This restriction shall not apply to disclosures to any Affiliate, to any public or private financing agency or institution, securities regulatory authority, to any contractors or subcontractors the parties may engage and to employees or consultants of the parties, or to any third party to which a party contemplates the transfer, sale, assignment, encumbrance or other disposition of their interest in the Newmont Property, or with which a party or its Affiliate contemplates a merger, amalgamation or other corporate reorganization, provided, however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section. In the event a party is required to disclose the terms of this Agreement to any federal, state or local government, any court, agency or department thereof, or any stock exchange or securities regulatory authority, the party so required shall immediately notify the other party of such requirement, and the proposed form and content of the disclosure. To the extent legally permissible, such notice shall be delivered at least two business days prior to the date of the disclosure. The non-disclosing party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the entity seeking the information, and to seek confidential treatment of that information by the receiving entity. Before issuing any press release relating to this Agreement, the releasing party shall provide the other party three business days advance written notice, with a copy of the proposed release. The releasing party shall make any reasonable changes to the proposed release requested by the other party.

(i) Further Assurances. Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

(j) Attorneys Fees. In any litigation between the parties to this Agreement, or persons claiming under them resulting from, arising out of, or in connection with this Agreement, or the construction or enforcement thereof, the substantially prevailing party or parties shall be entitled to recover from the defaulting party or parties, all reasonable costs, expenses, attorneys fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final judgment entered therein. If a party or parties substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys fees in such manner as it deems equitable.

(k) Construction. The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement. The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

(l) Currency. All references to dollars herein shall mean United States dollars.

(m) Governing Law. This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to that State's conflicts of laws provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NEWMONT USA LIMITED,
d/b/a NEWMONT MINING CORPORATION

By: [signature]
Name: Thomas P. Mahoney
Title: Vice President

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

By: [signature]
Name: Nicholas J. Boyer
Title: President

STATE OF COLORADO)
) ss.
CITY & COUNTY OF DENVER)

This instrument was acknowledged before me on this 19th day of December, 2005, by Thomas P. Mahoney, as Vice President of NEWMONT USA LIMITED, d/b/a NEWMONT MINING CORPORATION.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

[signature]
Notary Public
My commission expires: 7-22-2009

[S E A L]

VICKI ENGEMAN KELLEY
NOTARY PUBLIC
STATE OF COLORADO

STATE OF Oregon)
) ss.
COUNTY OF Multnomah)

This instrument was acknowledged before me on this 15th day of December, 2005 by Nicholas I. Bozak, as President of NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

[signature]
Notary Public
My commission expires: 8-31-09

[S E A L]

OFFICIAL SEAL
MICHELLE R BROOKS
NOTARY PUBLIC-OREGON
COMMISSION NO. 396723
MY COMMISSION EXPIRES AUGUST 31, 2009

EXHIBIT A
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

NEWMONT PROPERTY

Pershing County, Nevada

1. Owned Unpatented Mining Claims – 1,920.00 acres

The following 112 unpatented lode mining claims situate in Pershing County, Nevada in Sections 14, 34 and 36, Township 28 North, Range 32 East, MDB&M, and Section 18, Township 28 North, Range 33 East, MDB&M:

Claim Name	BLM NMC
Cola #1-#5, #8, #9	401811-401815, 401818, 401819
EP 1-18	392148-392165
Lado #1-#15	699227-699241
Oreo #1-#36	684383-684418
Will 1-36	829910-829945

2. Owned Lands –Surface & Minerals – 1,030.00 acres*

Newmont's fee ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 25; N½, SE¼, N½SW¼, SE¼SW¼
Section 35; W½, NW¼NE¼, N½SW¼NE¼, SW¼SW¼NE¼, SW¼SE¼

3. Owned Lands –Minerals Only – 210 acres*

Newmont's mineral ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 35; E½NE¼, SE¼SW¼NE¼, N½SE¼, SE¼SE¼

4. **Leased Unpatented Mining Claims – 1,320.00 acres***

The following 105 leased unpatented lode mining claims situate in Pershing County, Nevada in Sections 24-26, Township 28 North, Range 32 East, MDB&M; subject to the Mining Lease and Purchase Option of December 10, 1986, between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977, and Santa Fe Pacific Mining, Inc., as amended effective May 18, 2005 (the "Schendel Lease"):

Claim Name	BLM NMC
RF 1-6, SH 1-12	130963-130980
SH 13-45	158256-158288
SH 47-49	164905-164907
SH 46	165746
SH #50-#57	186796-186803
SH #60-#75	186806-186821
SH #58, #59, #76-#90	192818-192834
Bailie #1, Golden Hope	194232-194233
SH 97-98	202432-202433
SH 200-204	262436-262440

5. **Leased Lands**

A. **Minerals Lease, NLRC 182054 – 2,292.44 acres**

Newmont's interest under that certain Minerals Lease (29-OSP-0001) dated May 1, 1986, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 3; Lots 1-4, S½ (All, 410.80 acres)

Township 28 North, Range 32 East, MDB&M:
Section 23; All (640 acres)
Section 27; All, except 38.36 acres in highway R/W (601.64 acres)

Township 28 North, Range 33 East, MDB&M:
Section 19; All (640 acres)

B. **Minerals Lease, NLRC 182092 - 1,694.00 acres**

Newmont's interest under that certain Minerals Lease (29-OSP-0006) dated August 17, 1987, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 1; Lots 1-4, S½ (All, 414.00 acres)

Township 28 North, Range 32 East, MDB&M:
Section 13; All (640 acres)

Township 28 North, Range 33 East, MDB&M:
Section 31; All (640 acres)

* Subject to a 2% net smelter return royalty as reserved by Western States Minerals Corporation in that certain Royalty Deed of June 6, 1988, between SFP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

EXHIBIT B
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

POSITIVE FEASIBILITY STUDY

"Positive Feasibility Study" means a detailed report that recommends the development of a mine on a portion of the Newmont Property or Area of Interest (collectively, "Property") and includes at least the following information:

1. A description of that part of the Property to be covered by the proposed mine;

2. The estimated recoverable reserves of minerals and the estimated composition and content thereof;

3. The proposed procedure for development and mining production;

4. Results of ore amenability tests (if any);

5. The nature and extent of the mine facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the report shall also include a preliminary design for such mill;

6. The total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

7. All environmental impact studies and costs;

8. The period in which it is proposed that the Property be brought into commercial production;

9. A forecast of total cash flow from the proposed mine over the projected life of mine ("cash flow" shall be calculated in accordance with United States generally accepted accounting principles);

10. Such other data and information as are reasonably necessary to substantiate the existence of a mineral deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

11. Working capital requirements for the initial four months of operation of the Property as a mine or such longer period as may be reasonably justified in the

circumstances; which is in such form as is necessary to substantially meet the standards of North American financial institutions for the purpose of determining the advisability of providing project financing on a commercial competitive basis taking into consideration all relevant criteria deemed to be both normal and prudent for the mining industry at that time.

EXHIBIT C
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

When recorded, return to:

Land Department
Newmont Mining Corporation
1700 Lincoln, Suite 3600
Denver, Colorado 80203

ROYALTY DEED

THIS ROYALTY DEED (hereafter, the "Deed"), effective as of the ____ day of ____, ___, is by and between NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION, a Nevada corporation, whose address is 14900 Willis Road, McMinnville, Oregon 97128 ("Grantor") and NEWMONT USA LIMITED, a Delaware Corporation, d/b/a NEWMONT MINING CORPORATION, whose address is 1700 Lincoln Street, Suite 3600, Denver, Colorado 80203 ("Newmont").

WHEREAS, pursuant to that Quit Claim Deed and Assignment, dated __________, ____, between Grantor and Newmont ("Agreement"), Newmont has conveyed to Grantor its interest in the Property (defined below) subject to the terms of that Agreement and this Deed;

NOW, THEREFORE, Grantor, for and in consideration of the sum of $10.00 lawful money of the United States of America, together with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has remised, released, sold, transferred, conveyed and quitclaimed, and by these presents does remise, release, sell, transfer, convey and forever quitclaim unto Newmont a production royalty (the "Production Royalty") on production of Minerals from the Property. For purposes of this Deed, the term "Mineral(s)" shall mean all metals, minerals and mineral rights of whatever kind and nature that Grantor holds or acquires in the Property (defined below) and within the Area of Interest (defined below).

1. Property Subject to Production Royalty; After-Acquired Title.

(a) The Production Royalty shall be a royalty interest in and a burden upon the property more particularly described on Exhibit 1 to this Deed (the "Property").

(b) If, within 90 years of the effective date of this Deed, Grantor acquires any rights, title or interests in any minerals or other real property within the Area of Interest, as defined in Exhibit 2 to this Deed, Grantor shall promptly notify Newmont,

and execute and deliver to Newmont an amendment to this Deed, which includes such acquired rights, title or interests in the Property that is subject to this Deed.

2. Production Royalty. Grantor shall pay to Newmont a perpetual Production Royalty in an amount equal to the applicable percentage of Net Smelter Returns (defined below) set forth in this Section 2 from the sale or other disposition of all Minerals produced from the Property, determined in accordance with the provisions set forth in this Deed:

(a) Royalty Rate for Production from Property

(i) The royalty rate for gold, silver and platinum group metals ("Precious Metals") produced from the Property shall be determined based on the monthly average of the London Bullion Market, Afternoon Fix, gold spot prices for the preceding calendar month according to the following schedule:

Net Smelter Return Percentage	Monthly Average Gold Price (U.S.$/ounce)
2%	Less than $300
3%	$300 up to $399.99
4%	$400 up to $499.99
5%	$500 and over

(ii) The royalty rate for all Minerals, other than Precious Metals, and the beneficiated products thereof ("Other Minerals"), produced from the Property shall be three and one-half percent (3.5%) of Net Smelter Returns (defined below).

(b) Underlying Royalties. Grantor may offset the amount of Production Royalty payable hereunder in any month by the amount of royalty Grantor properly pays during the same period under any royalty obligations acquired by Grantor pursuant to Section 1(b) above, and under the following existing royalty obligations; provided, however, that in no event shall the royalty payable hereunder in any month be less than a two percent (2%) net smelter return: (i) the sliding scale 2 percent to 5 percent net returns royalty under the Schendel lease, described in part 4 of Exhibit A, and (ii) the 2 percent net smelter return royalty on the N½, N½S½, S½SE¼ and SE¼SW¼ of Section 25, Township 28 North, Range 32 East; all of Section 35, Township 28 North, Range 32 East; and the unpatented claims covered by the Schendel lease, as reserved by Western States Minerals Corporation in that Royalty Deed, dated June 6, 1988, between SFP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

3. Net Smelter Returns. Net Smelter Returns shall be determined as follows:

(a) For Precious Metals. Net Smelter Returns, in the case of Precious Metals, shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals recovered from the production from the Property ("Monthly Production") delivered to the smelter, refiner, processor, purchaser or other recipient of such production (collectively, "Payor") during the preceding calendar month, by (ii) for gold, the average of the London Bullion Market, Afternoon Fix, spot prices for the preceding calendar month, and for all other Precious Metals, the average of the New York Mercantile Exchange final spot prices for the preceding calendar month for the particular Mineral for which the price is being determined, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(i) charges imposed by the Payor for refining bullion from doré or concentrates of Precious Metals ("Beneficiated Precious Metals") produced by Grantor's final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns;

(ii) penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production; and

(iii) charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from Newmont's mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals or other Minerals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantor would have incurred if such refining were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such refining. In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Newmont the Royalty percentage of any such insurance proceeds that are received by Grantor for such loss of production.

(b) For Other Minerals. Net Smelter Returns, in the case of Other Minerals, shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the Monthly Production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(i) charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all

charges and costs related to Grantor's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part;

(ii) penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to Grantor's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(iii) charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from Grantor's final mill or other final processing plant to places where such Other Minerals are smelted, refined and/or sold or otherwise disposed of.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantor with respect to such smelting and refining.

In the event Grantor receives insurance proceeds for loss of production, Grantor shall pay to Newmont the Royalty percentage of any such insurance proceeds that are received by Grantor for such loss of production.

4. Other Procedures for Calculating and Paying Production Royalty.

(a) Payments of Royalty In Cash or In Kind. Royalty payments shall be made to Newmont as follows:

(i) Royalty In Kind. Newmont may elect to receive its Royalty on Precious Metals from the Property "in cash" or "in kind" as refined bullion. The election may be exercised once per year on a calendar year basis during the life of production from the Property. Notice of election to receive the following year's Royalty for Precious Metals in cash or in kind shall be made in writing by Newmont and delivered to Grantor on or before November 1 of each year. In the event no written election is made, the Royalty for Precious Metals will continue to be paid as it is then being paid. As of the date of this Deed, Newmont elects to receive its Royalty on Precious Metals "in cash." Royalties on Other Minerals shall not be payable in kind.

(A) If Newmont elects to receive its Royalty for Precious Metals in kind, Newmont shall open a bullion storage account at each refinery or mint designated by Grantor as a possible recipient of refined bullion in which Newmont owns an interest. Newmont shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts, and Grantor shall not be required to bear any additional expense with respect to such in-kind payments.

(B) Royalty will be paid by the deposit of refined bullion into Newmont's account. On or before the 25th day of each calendar month following a calendar month during which production and sale or other disposition occurred, Grantor shall deliver written instructions to the mint or refinery, with a copy to Newmont, directing the mint or refinery to deliver refined bullion due to Newmont in respect of the Royalty, by crediting to Newmont's account the number of ounces of refined bullion for which Royalty is due; provided, however, that the words "other disposition" as used in this Deed shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon Newmont's share of the previous month's production and sale or other disposition as calculated pursuant to the commingling provisions of Section 4(d) hereof.

(C) Royalty payable in kind on platinum group metals shall be converted to the gold equivalent of such platinum group metals by using the average monthly spot prices for Precious Metals described in Section 2(a)(i).

(D) Title to refined bullion delivered to Newmont under this Deed shall pass to Newmont at the time such bullion is credited to Newmont's account at the mint or refinery.

(E) Newmont agrees to hold harmless Grantor from any liability imposed as a result of the election of Newmont to receive Royalty in kind and from any losses incurred as a result of Newmont's trading and hedging activities. Newmont assumes all responsibility for any shortages which occur as a result of Newmont's anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint.

(F) When royalties are paid in kind, they will not reflect the costs deductible in calculating "Net Smelter Returns" under this Deed. Within 15 days of the receipt of a statement showing charges incurred by Grantor for transportation, smelting or other deductible costs, Newmont shall remit to Grantor full payment for such charges. If Newmont does not pay such charges when due, Grantor shall have the right, at its election, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to Newmont in the following month.

(ii) In Cash. If Newmont elects to receive its Royalty for Precious Metals in cash, and as to Royalty payable on Other Minerals, payments shall be payable on or before the twenty-fifth (25th) day of the month following the calendar month in which the Minerals subject to the Royalty were shipped to the Payor by Grantor. For purposes of calculating the cash amount due to Newmont, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from Property is delivered, made available, or credited to Grantor by a mint or refiner. Grantor shall make each Royalty payment to be paid in cash by delivery of a check or draft payable to Newmont and delivering the check to Newmont at its address listed in Section 11(i). Newmont hereby waives and agrees to hold Grantor harmless against, and binds its successors and assigns to waive and hold Grantor

harmless against, any claim by any other party to any Royalty paid by Grantor as herein provided.

(iii) Detailed Statement. All Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets from the Payor.

(b) Monthly Reconciliation.

(i) On or before the 25th day of the month, Grantor shall make an interim settlement based on the information then available of such Royalty, either in cash or in kind, whichever is applicable, by paying (A) not less than one hundred percent (100%) of the anticipated final settlement of Precious Metals in kind Royalty payments and (B) not less than ninety-five percent (95%) of the anticipated final settlement of cash Royalty payments.

(ii) The parties recognize that a period of time exists between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from doré or concentrates, and the receipt of Payor's statements for refined or finished product. As a result, the payment of Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Property for the previous month. Grantor will provide final reconciliation promptly after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month.

(iii) In the event that Newmont has been underpaid for any provisional payment (whether in cash or in kind), Grantor shall pay the difference in cash by check and not in kind with such payment being made at the time of the final reconciliation. If Newmont has been overpaid in the previous calendar quarter, Newmont shall make a payment to Grantor of the difference by check. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to Section 4(a)(ii).

(c) Hedging Transactions. All profits and losses resulting from Grantor's sales of Precious Metals, or Grantor's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "hedging transactions") are specifically excluded from Royalty calculations pursuant to this Deed. All hedging transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor's account.

The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

(i) Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Sections 2 and 3(a), with the

understanding that the average monthly spot price shall be for the calendar month preceding the calendar month during which Precious Metals subject to hedging transactions are shipped by Grantor to the Payor.

(ii) Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Grantor shall be determined in the same manner as provided in Sections 2 and 3(b), with the understanding that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to hedging transactions are shipped to the Payor.

(d) Commingling. Grantor shall have the right to commingle Minerals from the Property with minerals from other properties. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine gross metal content of Precious Metals or gross metal or mineral content of Other Minerals. Grantor shall retain such analyses for a reasonable amount of time, but not less than eighteen (18) months, after receipt by Newmont of the Royalty paid with respect to such commingled Minerals from the Property; and shall retain such samples taken from the Property for seven (7) days after collection.

(e) No Obligation to Mine. Grantor shall have sole discretion to determine the extent of its mining of the Property and the time or the times for beginning, continuing or resuming mining operations with respect thereto. Grantor shall have no obligation to Newmont or otherwise to mine any of the Property.

5. Books, Records, Inspections, Confidentiality and Press Releases.

(a) Not later than February 1 following the end of each calendar year, Grantor shall provide Newmont with an annual report of activities and operations conducted with respect to the Property during the preceding calendar year. Such annual report shall include details of: (i) the preceding year's activities with respect to the Property; (ii) ore reserve data for the calendar year just ended; and (iii) estimates of anticipated production and estimated remaining ore reserves with respect to proposed activities for the Property for the current calendar year. In addition, Newmont shall have the right, upon reasonable notice to Grantor, to inspect and copy all books, records, technical data, information and materials (the "Data") pertaining to Grantor's activities with respect to the Property; provided that such inspections shall not unreasonably interfere with Grantor's activities with respect to the Property. Grantor makes no representations or warranties to Newmont concerning any of the Data or any information contained in the annual reports, and Newmont agrees that if it elects to rely on any such Data or information, it does so at its sole risk. Reports due pursuant to this Section 5(a) shall be sent to:

Newmont Mining Corporation
337 W. Commercial Street
Elko, Nevada 89801
Attn: Exploration Manager
Telecopier No.: (775) 738-8506
Telephone No.: (775) 738-2500

Newmont may change such address from time to time by notice to Grantor.

(b) Newmont shall have the right to audit the books and records pertaining to production from the Property and contest payments of Royalty for 24 months after receipt by Newmont of the payments to which such books and records pertain. Such payments shall be deemed conclusively correct unless Newmont objects to them in writing within 24 months after receipt thereof.

(c) Newmont shall have the right, upon reasonable notice, to inspect the facilities associated with the Property. Such inspection shall be at the sole risk of Newmont, and Newmont shall indemnify Grantor from any liability caused by Newmont's exercise of inspection rights.

(d) Newmont shall not, without the prior written consent of Grantor, which shall not be unreasonably withheld, knowingly disclose to any third party data or information obtained pursuant to this Deed which is not generally available to the public; provided, however, Newmont may disclose data or information so obtained without the consent of Grantor: (i) if required for compliance with laws, rules, regulations or orders of a governmental agency or stock exchange; (ii) to any of Newmont's contractors or consultants; (iii) to any third party to whom Newmont, in good faith, anticipates selling or assigning Newmont's interest in the Property; (iv) to a prospective lender, or (v) to a party which Newmont or an affiliate contemplates a merger, amalagamation or other corporate reorganization, provided however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information to the same extent Newmont is obligated under this subsection.

(e) Subject to its rights and obligations under Section 5(d) above, Newmont shall not issue any press releases pertaining to the Property except upon giving Grantor three (3) days advance written notice of the contents thereof, and Newmont shall make any reasonable changes to such proposed press releases requested by Grantor. Newmont shall not, without Grantor's consent, issue any press release that implies or infers that Grantor endorses or joins in Newmont's statements or representations contained in any press release.

6. Records and Audits. Grantor's records of all mining and milling operations on the Property, and its records with respect to commingling of production from the Property, shall be available for Newmont's or its authorized agents' inspection and/or audit upon reasonable advance notice and during normal business hours. If any such audit or inspection reveals that Royalty payments for any calendar year are

underpaid by more than five percent, Grantor shall reimburse Newmont for its reasonable costs incurred in such audit or inspection. Newmont shall be entitled to enter the mine workings and structures on the Property at reasonable times upon reasonable advance notice for inspection thereof, but Newmont shall so enter at its own risk and shall indemnify and hold Grantor and its affiliates harmless against and from any and all loss, costs, damage, liability and expense (including but not limited to reasonable attorneys' fees and costs) by reason of injury to Newmont or its agents or representatives or damage to or destruction of any property of Newmont or its agents or representatives while on the Property on or in such mine workings and structures, unless such injury, damage, or destruction is a result, in whole or in part, of the negligence of Grantor.

7. New Resources or Reserves. If Grantor establishes a mineral resource or mineral reserve on any of the Property, Grantor shall provide to Newmont the amount of such resource or reserve as soon as practicable after Grantor makes a public declaration with respect to the establishment thereof.

8. Compliance with Law. Grantor shall at all times comply with all applicable federal, state, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property; provided, however, Grantor shall have the right to contest any of the same in good faith.

9. Stockpiling and Tailings. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from Grantor's operations and activities with respect to the Property shall be the sole property of Grantor, but shall remain subject to the Royalty (calculated and paid in accordance with the terms of this Deed) should the Materials be processed or reprocessed, as the case may be, in the future and result in the production, sale or other disposition of Precious Metals or Other Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of any or all such Materials and to commingle the same with other minerals from other properties. In the event Materials from the Property are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon under this Deed shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

10. Real Property Interest and Relinquishment of Property. The Net Smelter Return Royalty shall attach to any amendments, relocations or conversions of any mining claims or leases comprising the Property, or to any renewals or extensions of leases thereof. The Net Smelter Return Royalty shall be a real property interest that runs with the Property and shall be applicable to Grantor and its successors and assigns of the Property. If the Grantor surrenders or relinquishes any of the Property, but reacquires any such properties within a period of five years after the effective date of relinquishment or abandonment, such reacquired properties shall be included in the Property from and after the date of such reacquisition.

11. General Provisions.

(a) The parties promptly shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the purposes of this Deed.

(b) All covenants, conditions and terms of this Deed shall be of benefit to the parties and run as a covenant with the Property and shall bind and inure to the benefit of the parties hereto and their respective assigns and successors.

(c) This Deed shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Grantor and Newmont.

(d) This Deed may not be modified orally, but only by written agreement executed by Grantor and Newmont.

(e) Time is of the essence in this Deed.

(f) This Deed is to be governed by and construed under the laws of the State of Nevada.

(g) As used in this Deed, the term "Newmont" shall include all of Newmont's successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and affiliated companies having or claiming an interest in the Property. As used in this Deed, the term "Grantor" shall include all of Grantor's successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and affiliated companies having or claiming an interest in the Property. As used in this Deed, the term "Party" or "Parties" shall mean one or both, as the case may be, of Grantor and Newmont.

(h) Assignment of Property. Grantor may convey, transfer, assign, abandon or encumber all or any portion of its interest in the Property only in accordance with Section 2 of the Agreement, and provided that (i) in the event of any such conveyance, transfer or assignment, it shall require the Party or Parties acquiring such interest to assume in a written agreement with Newmont the obligations of this Deed in respect of such interest, and thereupon it shall be relieved of all liability under this Deed as to such interest in the Property, except for liabilities existing on the date of such conveyance, transfer, or assignment; and (ii) in the event of the granting of any mortgage, charge, security interests, lien or other encumbrance (in each case a "Lien") in any Property, the holder of such encumbrance (a "Lien Holder") acknowledges in writing that its rights in the Property are subject to the rights of Newmont under this Deed. A Lien Holder shall be free to convey, transfer and assign all or any portion of the Property subject to its Lien, provided that it shall require the Party or Parties acquiring such interest to assume in writing the obligations of this Deed in respect of such interest from and after the date of transfer and thereupon it shall be relieved of all liability under this Deed as to such interest in the Property. No such conveyance, transfer or assignment by a

Lien Holder shall release the Grantor of any liabilities existing on the date of such conveyance, transfer or assignment

(i) Any notice or other correspondence required or permitted hereunder shall be deemed to have been properly given or delivered when made in writing and hand delivered to the party to whom directed, or when sent by United States certified mail, or electronic facsimile transmission, with all necessary postage or charges fully prepaid, return receipt requested (or in the case of a facsimile, confirmation of delivery), or by overnight mail by a courier that maintains a detailed tracking system, and addressed to the party to whom directed at the following address:

Grantor:
North American Diversified Resources Corporation
14900 NW Willis Road
McMinnville, Oregon 97128
Attention: President
Telecopier No.: (503) 381-4447

Newmont:
Newmont Mining Corporation
1700 Lincoln Street, Suite 3600
Denver, Colorado 80203
Attn: Land Department
Telecopier No.: (303) 837-5851

With a copy to:

Newmont Capital limited
427 Ridge Street, Suite C
Reno, Nevada 89501
Attn: Royalty Land Manager
Telecopier No.: (775) 784-8185

Either party hereto may change its address for the purpose of notices or communications hereunder by furnishing notice thereof to the other party in compliance with this Section.

Wherefore, this Deed is executed and delivered effective on the day and year above written.

Grantor:

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION
a Nevada corporation

By:____________________________________
Name:_________________________________
Title:__________________________________

Newmont:

NEWMONT USA LIMITED
d/b/a NEWMONT MINING CORPORATION

By:____________________________________
Name:_________________________________
Title:__________________________________

STATE OF ____________)
) ss.
COUNTY OF __________)

This instrument was acknowledged before me on this _____ day of ________, 2005, by ______________________, as ______________________ of NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:____________

[S E A L]

STATE OF COLORADO)
) ss.
CITY AND COUNTY OF DENVER)

This instrument was acknowledged before me on this ______ day of _________, 2005, by ______________________, as ______________________ of NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:_____________

[S E A L]

EXHIBIT 1
TO ROYALTY DEED
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

NEWMONT PROPERTY

Pershing County, Nevada

1. **Owned Unpatented Mining Claims – 1,920.00 acres**

The following 112 unpatented lode mining claims situate in Pershing County, Nevada in Sections 14, 34 and 36, Township 28 North, Range 32 East, MDB&M, and Section 18, Township 28 North, Range 33 East, MDB&M:

Claim Name	BLM NMC
Cola #1-#5, #8, #9	401811-401815, 401818, 401819
EP 1-18	392148-392165
Lado #1-#15	699227-699241
Oreo #1-#36	684383-684418
Will 1-36	829910-829945

2. **Owned Lands –Surface & Minerals – 1,030.00 acres***

Newmont's fee ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 25; N½, SE¼, N½SW¼, SE¼SW¼
Section 35; W½, NW¼NE¼, N½SW¼NE¼, SW¼SW¼NE¼, SW¼SE¼

3. **Owned Lands –Minerals Only – 210 acres***

Newmont's mineral ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 35; E½NE¼, SE¼SW¼NE¼, N½SE¼, SE¼SE¼

4. **Leased Unpatented Mining Claims – 1,320.00 acres***

The following 105 leased unpatented lode mining claims situate in Pershing County, Nevada in Sections 24-26, Township 28 North, Range 32 East, MDB&M; subject to the Mining Lease and Purchase Option of December 10, 1986, between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977, and Santa Fe Pacific Mining, Inc., as amended effective May 18, 2005 (the "Schendel Lease"):

Claim Name	BLM NMC
RF 1-6, SH 1-12	130963-130980
SH 13-45	158256-158288
SH 47-49	164905-164907
SH 46	165746
SH #50-#57	186796-186803
SH #60-#75	186806-186821
SH #58, #59, #76-#90	192818-192834
Bailie #1, Golden Hope	194232-194233
SH 97-98	202432-202433
SH 200-204	262436-262440

5. **Leased Lands**

A. **Minerals Lease, NLRC 182054 – 2,292.44 acres**

Newmont's interest under that certain Minerals Lease (29-OSP-0001) dated May 1, 1986, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 3; Lots 1-4, S½ (All, 410.80 acres)

Township 28 North, Range 32 East, MDB&M:
Section 23; All (640 acres)
Section 27; All, except 38.36 acres in highway R/W (601.64 acres)

Township 28 North, Range 33 East, MDB&M:
Section 19; All (640 acres)

B. Minerals Lease, NLRC 182092 - 1,694.00 acres

Newmont's interest under that certain Minerals Lease (29-OSP-0006) dated August 17, 1987, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 1; Lots 1-4, S½ (All, 414.00 acres)

Township 28 North, Range 32 East, MDB&M:
Section 13; All (640 acres)

Township 28 North, Range 33 East, MDB&M:
Section 31; All (640 acres)

* Subject to a 2% net smelter return royalty as reserved by Western States Minerals Corporation in that certain Royalty Deed of June 6, 1988, between SFP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

EXHIBIT 2
TO ROYALTY DEED
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

AREA OF INTEREST

Pershing County, Nevada

Township 27 North, Range 32 East, MDB&M; Sections 1-3,
Township 27 North, Range 33 East, MDB&M; Section 6,
Township 28 North, Range 32 East, MDB&M; Sections 13-15, 22-27, 34-36,
Township 28 North, Range 33 East, MDB&M; Sections 18, 19, 30, 31

EXHIBIT D
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

AREA OF INTEREST

Pershing County, Nevada

Township 27 North, Range 32 East, MDB&M; Sections 1-3,
Township 27 North, Range 33 East, MDB&M; Section 6,
Township 28 North, Range 32 East, MDB&M; Sections 13-15, 22-27, 34-36,
Township 28 North, Range 33 East, MDB&M; Sections 18, 19, 30, 31

EXHIBIT E
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

QUIT CLAIM DEED AND ASSIGNMENT

When recorded, return to:

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

[Address]

This Quit Claim Deed and Assignment ("Agreement") is between NEWMONT USA LIMITED, a Delaware Corporation, doing business in Nevada as NEWMONT MINING CORPORATION, whose address is One Norwest Center, 1700 Lincoln Street, Suite 3600, Denver, Colorado 80203 ("Grantor"), and NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION, a Nevada corporation, whose address is 14900 Willis Road, McMinnville, Oregon 97128.

1. <u>Conveyance.</u>

For valuable consideration, the sufficiency of which is hereby acknowledged, Grantor: (i) conveys and quit claims to Grantee, Grantor's entire interest in those unpatented mining claims located in Pershing County, Nevada that are described in Part 1 of Exhibit 1 to this Agreement ("Mining Claims"); (ii) conveys and quit claims to Grantee Grantor's entire interest in those lands and minerals located in Pershing County, Nevada, that are described in Parts 2 and 3 of Exhibit 1 to this Agreement ("Owned Properties") and (iii) assigns to Grantee, all of its rights, title and interest in those leased properties identified in Parts 4 and 5 of Exhibit 1 hereto ("Leased Properties"). Grantor agrees to assume all lease obligations applicable to the Leased Properties. The Mining Claims, Owned Properties and Leased Properties are collectively referred to herein as the "Property." This conveyance is subject to the rights and obligations under that Royalty Deed between Grantor and Grantee, bearing even date herewith, as well as the terms of this Agreement.

2. <u>Transfer of Interests, Right of First Offer</u>.

(a) If, within 90 years of the date of this Agreement, Grantee intends to transfer all or any part of its interest in the Property, or in any lands or minerals within the Area of Interest, as defined in Exhibit 2 hereto (the "Offered Property"), it shall promptly notify Grantor. This notice shall specifically identify the Offered Property and shall state the price and all other pertinent terms and conditions of the intended transfer,

on such terms as Grantee is willing to accept, which shall be for monetary consideration only. Grantee shall include with such notice all factual data in its possession pertaining to the Offered Property that was not previously provided to Grantor. Grantor shall have 30 days from the date such notice is delivered, or until 90 years from the date of this Agreement, whichever is sooner, to notify Grantee whether it elects to acquire the Offered Property at the same price and on the same terms as set forth in the notice. If Grantor does elect to acquire the Offered Property, such closing shall occur within 60 days after notice of such election is delivered to Grantee. If Grantor fails to provide Grantee with notice of its election to acquire the Offered Property within such 30 days, such failure shall be deemed to be an election to not acquire the property. If Grantor elects or is deemed to have elected to not acquire the Offered Property, Grantee shall have 120 days following such election or deemed election to complete the transfer of the entire Offered Property to a third party at a price and on terms no less favorable to Grantee than those set forth in its notice to Grantor. Such transfer may be made only if the transferee agrees in writing with Grantor to assume Grantee's obligations under this Agreement with respect to the transferred interests; provided however, no transfer of any interest in the Property or this Agreement shall relieve Grantee of its obligations under this Agreement, unless Grantor otherwise agrees in writing, which agreement shall not be unreasonably withheld. This Section 2(a) applies to any subsequent transfer by any successor to Grantee. Grantee shall be entitled to sell the Offered Property for non-cash consideration only where such consideration has a monetary value equal to, or greater than, the cash price at which the Offered Property was offered to Grantor. If Grantee fails to complete the transfer of the entire Offered Property to a third party within that period, Grantor's right of first refusal in the Offered Property shall be revived. Any subsequent proposal by Grantee to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section. This Section 2(a) shall apply to Grantee and any successor (including any Affiliate or successor by merger), but shall not apply to (i) a corporate consolidation or reorganization by Grantee by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of Grantee; (ii) a corporate merger or reorganization of Grantee; (iii) any equity offering made by Grantee; (iv) a transfer of direct or indirect Control of Grantee to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of Grantee's interest in the Property or this Agreement is being transferred does not exceed 25 percent of the combined market value of all of the assets of Grantee and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; (v) a transfer of Control of Grantee to an Affiliate, or (vi) a venture to which Grantee is a party, provided that in each excepted case, the acquiring party shall agree in writing with Grantor to assume Grantee's obligations under this Agreement or any other agreement hereunder, as to the transferred interest. For purposes of this Agreement, "Affiliate" means any person or entity that Controls, is Controlled by or under common Control with Grantee through direct or indirect ownership of greater than 50 percent of equity or voting interest. The term "Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial

ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

(b) Grantor may sell, transfer or assign any of its interests in this Agreement.

3. Preferential Processing Right. Grantor is granted a preferential right to process any ores developed within or from the Property or any other property within the Area of Interest, pursuant to the terms of this Section. Prior to Grantee commencing construction of a mine within any portion of the Property or Area of Interest, which would involve milling, or the use of processing technology other than oxide heap leaching (such as oxide milling for processing oxide ore, and pressure oxidation, roasting, floatation and bio-oxidation for processing sulfide ore) (hereinafter "Processing"), Grantee shall notify Grantor, as soon as practicable, of the intended production rate, timing and technology to be used. Grantor shall have 60 days after the delivery of such notice, within which to notify Grantee that Grantor desires to negotiate with them for the use of Grantor's processing facilities, or one or more of Grantor's proprietary (patented) processing technologies to perform such Processing. If Grantor provides such notice to Grantee, the parties shall thereafter promptly meet and negotiate in good faith, the arm's-length terms pursuant to which Grantor would conduct such Processing.

4. Abandonment. If, within 90 years from the date of this Agreement, Grantee decides to abandon any of the Property, it shall notify Grantor in writing of said intent at least 60 days prior to the effective date of such abandonment. Grantor shall have 30 days to elect to have such property, which Grantee intends to abandon, reconveyed to Grantor, with such reconveyance to be completed within 30 days of Grantor's written notice to Grantee. If Grantor elects to not acquire such property to be abandoned, or fails to respond to Grantee within said 30 days, Grantee shall be free to abandon such property, subject to any requirements under the leases identified in Exhibit 1. In the event Grantor elects to reacquire such property, Grantee shall deliver to Grantor a quit claim deed or assignment, as appropriate, reconveying the property to Grantor in good standing, free and clear of all liens and encumbrances created by or under Grantee, together with copies of all factual data obtained by Grantee in conducting work on the property. Grantee shall make all payments and filings, and take all other actions required to maintain the subject property in good standing for a period of 60 days following the effective date of such quit claim deed and assignment, including but not limited to payments under the Schendel Lease and federal claim fees, and satisfying any federal or state required filings due within such 60-day period. Upon abandonment or reconveyance to Grantor, Grantee shall remain obligated to promptly reclaim all disturbance caused by its activities on the claims in accordance with all applicable legal requirements, unless Grantor decides in its sole discretion that it desires to further utilize such disturbance (e.g. drill roads, trench etc.), in which event Grantor shall assume such reclamation obligation in writing and relieve Grantee of the performance thereof.

5. Property As Is. Grantee acknowledges that it has been given full access to the Property for its due diligence review. Grantee acknowledges that the Property has environmental and physical conditions related to prior mineral exploration or mining activities, including, but not limited to pits, adits, shafts and roads. Grantee is acquiring the Property "as is" without warranty of any kind as to the condition, suitability or useability of the Property for any purpose, or the ability to obtain any necessary permits or authorizations to access or mine the Property. The parties intend that this "as is" provision shall be effective specifically with respect to environmental conditions, and any and all common law or statutory claims with respect thereto. Grantee assumes the risk of any environmental contamination, hazardous substances and other conditions on or related to the Property and overlying surface. Except as expressly stated in this Agreement, Grantor makes no representation or warranty as to the accuracy or completeness of any environmental, geological, financial, operating or other information it has provided relating to the Property, and Grantee agrees that Grantor shall have no liability for any damages relating to any inaccuracies or incompleteness of such information.

6. Indemnities. Grantee shall fully indemnify, defend, release and hold harmless Grantor, its affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at, or in connection with the Property or overlying surface, including, but not limited to any environmental conditions, regardless of whether such conditions were created before or after the date of this Agreement, which arises in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended, including, without limitation, any statutory or common law governing liability to third parties for personal injury or property damage. The provisions of this Section 6 shall survive any reconveyance to Grantor under Section 4 above.

7. Covenants Run With The Land. All covenants, conditions, indemnities, and limitations contained in this Agreement shall run with the land, and are binding upon the parties to this Agreement, and their heirs, representatives, successors and assigns.

8. Notices. All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communication, with confirmation sent by registered or certified mail, return receipt requested, (iii) sent by registered or certified mail, return receipt requested, or (iv) sent by overnight mail by a courier that maintains a detailed tracking system.. Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, (iii) if by mail, on the date of delivery as shown on the actual receipt, and (iv) if by courier as documented by the courier's

tracking system. If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day ("business day" means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.) A party may change its address from time to time by notice to the other party as indicated above.

All notices to Grantor shall be addressed to:

> Newmont Mining Corporation
> 1700 Lincoln Street, Suite 3600
> Denver, Colorado 80203
> Attn: Land Department
> Telecopier No.: (303) 837-5851

All notices to Grantee shall be addressed to:

> North American Diversified Resources Corporation
> 14900 NW Willis Road
> McMinnville, Oregon 97128
> Attention: President
> Telecopier No.: (503) 381-4447

9. Governing Law. This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to that State's conflicts of laws provisions.

Dated this ____ day of __________, 2005.

NEWMONT USA LIMITED
d/b/a NEWMONT MINING CORPORATION

By:____________________________
Name:__________________________
Title:___________________________

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

By:____________________________
Name:__________________________
Title:___________________________

STATE OF COLORADO)
) ss.
CITY & COUNTY OF DENVER)

This instrument was acknowledged before me on this ___ day of _________, 2005, by ___________________________, as ___________________________ of NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:_________

[S E A L]

STATE OF _________)
) ss.
COUNTY OF _________)

This instrument was acknowledged before me on this ___ day of _________, 2005, by ___________________________, as ___________________________ of NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:_________

[S E A L]

EXHIBIT 1
TO QUIT CLAIM DEED AND ASSIGNMENT
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

NEWMONT PROPERTY

Pershing County, Nevada

1. **Owned Unpatented Mining Claims – 1,920.00 acres**

The following 112 unpatented lode mining claims situate in Pershing County, Nevada in Sections 14, 34 and 36, Township 28 North, Range 32 East, MDB&M, and Section 18, Township 28 North, Range 33 East, MDB&M:

Claim Name	BLM NMC
Cola #1-#5, #8, #9	401811-401815, 401818, 401819
EP 1-18	392148-392165
Lado #1-#15	699227-699241
Oreo #1-#36	684383-684418
Will 1-36	829910-829945

2. **Owned Lands –Surface & Minerals – 1,030.00 acres***

Newmont's fee ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 25; N½, SE¼, N½SW¼, SE¼SW¼
Section 35; W½, NW¼NE¼, N½SW¼NE¼, SW¼SW¼NE¼, SW¼SE¼

3. **Owned Lands –Minerals Only – 210 acres***

Newmont's mineral ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 35; E½NE¼, SE¼SW¼NE¼, N½SE¼, SE¼SE¼

4. **Leased Unpatented Mining Claims – 1,320.00 acres***

The following 105 leased unpatented lode mining claims situate in Pershing County, Nevada in Sections 24-26, Township 28 North, Range 32 East, MDB&M; subject to the Mining Lease and Purchase Option of December 10, 1986, between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977, and Santa Fe Pacific Mining, Inc., as amended effective May 18, 2005 (the "Schendel Lease"):

Claim Name	BLM NMC
RF 1-6, SH 1-12	130963-130980
SH 13-45	158256-158288
SH 47-49	164905-164907
SH 46	165746
SH #50-#57	186796-186803
SH #60-#75	186806-186821
SH #58, #59, #76-#90	192818-192834
Bailie #1, Golden Hope	194232-194233
SH 97-98	202432-202433
SH 200-204	262436-262440

5. **Leased Lands**

A. **Minerals Lease, NLRC 182054 – 2,292.44 acres**

Newmont's interest under that certain Minerals Lease (29-OSP-0001) dated May 1, 1986, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 3; Lots 1-4, S½ (All, 410.80 acres)

Township 28 North, Range 32 East, MDB&M:
Section 23; All (640 acres)
Section 27; All, except 38.36 acres in highway R/W (601.64 acres)

Township 28 North, Range 33 East, MDB&M:
Section 19; All (640 acres)

B. Minerals Lease, NLRC 182092 - 1,694.00 acres

Newmont's interest under that certain Minerals Lease (29-OSP-0006) dated August 17, 1987, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 1; Lots 1-4, S½ (All, 414.00 acres)

Township 28 North, Range 32 East, MDB&M:
Section 13; All (640 acres)

Township 28 North, Range 33 East, MDB&M:
Section 31; All (640 acres)

* Subject to a 2% net smelter return royalty as reserved by Western States Minerals Corporation in that certain Royalty Deed of June 6, 1988, between SFP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

EXHIBIT 2
TO QUIT CLAIM DEED AND ASSIGNMENT
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

AREA OF INTEREST

Pershing County, Nevada

Township 27 North, Range 32 East, MDB&M; Sections 1-3,
Township 27 North, Range 33 East, MDB&M; Section 6,
Township 28 North, Range 32 East, MDB&M; Sections 13-15, 22-27, 34-36,
Township 28 North, Range 33 East, MDB&M; Sections 18, 19, 30, 31

EXHIBIT F
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION



4198T
4146AT
4194T
I-47
I-46
I-7
I-48
I-44
I-43
I-40
I-60
I-41
I-39
I-49
DCO-27
I-36
I-35
I-30
I-31
I-19
I-57
DCO-51
I-42
I-4
I-5
DCO-22
DCO-23
DCO-29
CEX-1
CEX-9
WCN-1
WCN-3
WCN-4
WCN-24
WH-28
WH-13
DCO-59
F22
Open Drill Hole

EXHIBIT G
TO
MINERALS LEASE AND SUBLEASE BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

MEMORANDUM OF AGREEMENT

Notice is hereby given that Newmont USA Limited, a Delaware corporation, doing business in Nevada as Newmont Mining Corporation ("Newmont") and North American Diversified Resources Corporation, a Nevada corporation ("Grantee"), have entered into a Minerals Lease and Sublease dated effective as of November __, 2005, covering that certain property situated in Pershing County, Nevada, described in Exhibit 1 attached hereto (the "Property"), and the Area of Interest, as defined in Exhibit 2 hereto. Said Minerals Lease and Sublease, in consideration of certain covenants and agreements set forth therein, including, but not limited to work commitments, provides that Newmont has leased or subleased exclusively to Grantee all of Newmont's right, title and interest in and to the Property.

The Minerals Lease and Sublease grants to Newmont, a right of first offer on any transfer of Grantee's interests in the Property or Area of Interest. The Minerals Lease and Sublease also gives Newmont a right to either enter into a venture agreement covering the Property and any other real property interests that Grantee holds or acquires within the Area of Interest, or receive a royalty on all mineral production from such properties.

IN WITNESS WHEREOF, this Memorandum has been executed effective as of the date first above written.

NEWMONT USA LIMITED
d/b/a NEWMONT MINING CORPORATION

By:______________________
Name:____________________
Title:_____________________

NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

By:______________________
Name:____________________
Title:_____________________

STATE OF COLORADO)
) ss.
CITY AND COUNTY OF DENVER)

This instrument was acknowledged before me on this ____ day of __________, 2005, by _________________, as _____________ of NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:____________

[S E A L]

STATE OF ____________)
) ss.
COUNTY OF __________)

This instrument was acknowledged before me on this ____ day of __________, 2005, by _________________, as _____________ of NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal the day and year first above written.

____
Notary Public
My commission expires:____________

[S E A L]

EXHIBIT 1
TO MEMORANDUM OF AGREEMENT
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

NEWMONT PROPERTY

Pershing County, Nevada

1. Owned Unpatented Mining Claims – 1,920.00 acres

The following 112 unpatented lode mining claims situate in Pershing County, Nevada in Sections 14, 34 and 36, Township 28 North, Range 32 East, MDB&M, and Section 18, Township 28 North, Range 33 East, MDB&M:

Claim Name	BLM NMC
Cola #1-#5, #8, #9	401811-401815, 401818, 401819
EP 1-18	392148-392165
Lado #1-#15	699227-699241
Oreo #1-#36	684383-684418
Will 1-36	829910-829945

2. Owned Lands –Surface & Minerals – 1,030.00 acres*

Newmont's fee ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 25; N½, SE¼, N½SW¼, SE¼SW¼
Section 35; W½, NW¼NE¼, N½SW¼NE¼, SW¼SW¼NE¼, SW¼SE¼

3. Owned Lands –Minerals Only – 210 acres*

Newmont's mineral ownership interest insofar and only insofar as it pertains to the following property:

Township 28 North, Range 32 East, MDB&M:
Section 35; E½NE¼, SE¼SW¼NE¼, N½SE¼, SE¼SE¼

4. Leased Unpatented Mining Claims – 1,320.00 acres*

The following 105 leased unpatented lode mining claims situate in Pershing County, Nevada in Sections 24-26, Township 28 North, Range 32 East, MDB&M; subject to the Mining Lease and Purchase Option of December 10, 1986, between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977, and Santa Fe Pacific Mining, Inc., as amended effective May 18, 2005 (the "Schendel Lease"):

Claim Name	BLM NMC
RF 1-6, SH 1-12	130963-130980
SH 13-45	158256-158288
SH 47-49	164905-164907
SH 46	165746
SH #50-#57	186796-186803
SH #60-#75	186806-186821
SH #58, #59, #76-#90	192818-192834
Bailie #1, Golden Hope	194232-194233
SH 97-98	202432-202433
SH 200-204	262436-262440

5. Leased Lands

A. Minerals Lease, NLRC 182054 – 2,292.44 acres

Newmont's interest under that certain Minerals Lease (29-OSP-0001) dated May 1, 1986, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 3; Lots 1-4, S½ (All, 410.80 acres)

Township 28 North, Range 32 East, MDB&M:
Section 23; All (640 acres)
Section 27; All, except 38.36 acres in highway R/W (601.64 acres)

Township 28 North, Range 33 East, MDB&M:
Section 19; All (640 acres)

B. Minerals Lease, NLRC 182092 - 1,694.00 acres

Newmont's interest under that certain Minerals Lease (29-OSP-0006) dated August 17, 1987, between Nevada Land and Resource Company LLC, successor in interest to Southern Pacific 0Land Company, and Newmont USA Limited, successor in interest to SFP Minerals Corporation, insofar and only insofar as it pertains to the following property:

Township 27 North, Range 32 East, MDB&M:
Section 1; Lots 1-4, S½ (All, 414.00 acres)

Township 28 North, Range 32 East, MDB&M:
Section 13; All (640 acres)

Township 28 North, Range 33 East, MDB&M:
Section 31; All (640 acres)

* Subject to a 2% net smelter return royalty as reserved by Western States Minerals Corporation in that certain Royalty Deed of June 6, 1988, between SFP Minerals Corporation, Santa Fe Pacific Mining, Inc. and Western States Minerals Corporation.

EXHIBIT 2
TO MEMORANDUM OF AGREEMENT
BETWEEN
NEWMONT USA LIMITED d/b/a NEWMONT MINING CORPORATION, AND
NORTH AMERICAN DIVERSIFIED RESOURCES CORPORATION

AREA OF INTEREST

Pershing County, Nevada

Township 27 North, Range 32 East, MDB&M; Sections 1-3,
Township 27 North, Range 33 East, MDB&M; Section 6,
Township 28 North, Range 32 East, MDB&M; Sections 13-15, 22-27, 34-36,
Township 28 North, Range 33 East, MDB&M; Sections 18, 19, 30, 31

AMENDMENT TO
MINING LEASE AND PURCHASE OPTION

This Amendment to Mining Lease and Purchase Option (this "Amendment") is made effective this 18th day of May, 2005 (the "Effective Date"), by and between Nevada Whitlock Tennant (formerly known as C. Nevada Whitlock), in her individual capacity and as sole Trustee for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 (and as successor to the individual and Co-Trustee's interest of Marion M. Schendel, deceased) ("Owner"), and Newmont USA Limited, a Delaware corporation, d/b/a Newmont Mining Corporation (successor in interest to Santa Fe Pacific Mining, Inc.) ("Lessee").

RECITALS

Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 and Santa Fe Pacific Mining, Inc. entered into that certain Mining Lease and Purchase Option dated December 10, 1986 (the "Lease"), with respect to certain real property situated in Pershing County, Nevada, a Memorandum of which was recorded on September 28, 1987, as Instrument No. 158539, Book 200, Pages 155-159, of the Official Records of Pershing County, Nevada. Owner and Lessee desire to amend the Lease to affect the changes set forth herein.

AGREEMENT

In consideration of the mutual agreements contained herein, Owner and Lessee hereby agree as follows:

1. The Lease is hereby amended as follows:

   a. In the first sentence of Section 3, the reference to "a period of 20 years" is revised to read "a period of 30 years".

   b. A new sentence is added to the end of Section 12.A. to read as follows:

   "Without limiting the foregoing provisions, in the event that Lessee fails to pay any advance royalty payment when due, as set forth on Schedule 1 attached hereto, such past due amount shall bear interest, from the due date until paid in full, at an annual rate equal to three percentage points over the prime rate set by the Bank of America (or successor thereto) as of the date of such default."

   c. The first sentence of Section 5.B. is deleted in its entirety and replaced with the following:

   "In the event Lessee mines and markets Leased Substances from the Leased

Premises, Lessee shall pay to Owner as a production royalty the following percentages of "Net Returns" from the sale of Leased Substances so mined and marketed:

If the monthly average gold price paid to Lessee for such Leased Substances is:	Percentage of Net Returns paid:
Less than U.S.$300.00 per ounce	2%
U.S.$300.00 - $499.00 per ounce	3%
U.S.$500.00 – $599.00 per ounce	4%
U.S.$600.00 or above per ounce	5%

The applicable gold price shall be the monthly average of the London Bullion Market, Afternoon Fix, gold spot prices for the preceding calendar month."

d. Lessee's address for notice purposes, set forth in Section 14, is revised to read:

"Newmont USA Limited
d/b/a Newmont Mining Corporation
1700 Lincoln Street, Suite 3600
Denver, CO 80203
Attn: Land Department"

e. In Schedule 1, the Advance Royalty Payment schedule is revised to read as follows:

"Anniversary Dates of the Execution of this Agreement	Amounts of Annual Advance Royalty Payment
1st – 3rd anniversary	U.S.$10,000.00
4th – 25th anniversary	U.S.$15,000.00
26th and each anniversary thereafter	U.S.$20,000.00"

2. All references in the Lease to "Lease" shall mean the Lease as amended by this Amendment.

3. Except to the extent specifically modified by this Amendment, the terms and conditions of the Lease, as amended through the date of execution of this Amendment, shall remain in full force and effect.

4. This Amendment shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to that State's conflict of laws provisions.

The parties have executed this Amendment as of the Effective Date.

Lessee: **NEWMONT USA LIMITED**
d/b/a Newmont Mining Corporation

By: [signature]
Name: Leland W. Krugerud
Title: Vice President

Owner: [signature]
Nevada Whitlock Tennant,
individually and as sole Trustee for the
Trust of Marion M. Schendel and
Clarasa E. Schendel (Deceased)
dated March 21, 1977

STATE OF NEVADA)
) ss
COUNTY OF ELKO)

On this 18 day of MAY, 2005, personally appeared before me, a Notary Public, LELAND W. KRUGERUD a duly qualified and acting Vice President of Newmont USA Limited, d/b/a Newmont Mining Corporation, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation.

A R Van Der Dussen
Notary Public

My Commission Expires:

Oct 6, 2005

A. R. VAN DER DUSSEN
NOTARY PUBLIC • STATE of NEVADA
Elko County • Nevada
CERTIFICATE # 93-4738-6
APPT. EXP. OCT 6, 2005

STATE OF Wa)
) ss
COUNTY OF Asotin)

On this 24th day of May, 2005, personally appeared before me, a Notary Public, Nevada Whitlock Tennant, individually and as sole Trustee of the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that she executed the above instrument in the above said capacities.

NOTARY PUBLIC

My Commission Expires:
12-10-08

COLEEN A. BROEMELING
NOTARY PUBLIC
STATE OF WASHINGTON
COMM. EXP. DECEMBER 10, 2008

MINING LEASE AND PURCHASE OPTION

THIS LEASE is made effective as of the 10th day of December, 1986, by and between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 (hereinafter designated as "Owner" whether one or more), and Santa Fe Pacific Mining, Inc. (hereinafter designated as "Lessee");

W I T N E S S E T H:

WHEREAS, Lessee wishes to acquire from Owner, and Owner wishes to grant to Lessee, a mining lease of the "Leased Premises" (hereinafter defined) pursuant to which Lessee shall have the exclusive right to explore, develop and mine the "Leased Premises"; together with the exclusive option to purchase the same, all on the terms and conditions hereinafter set forth;

NOW, THEREFORE, for a valuable consideration paid to Owner by Lessee, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the covenants hereinafter set forth, Owner and Lessee agree as follows:

1. The "Leased Premises"

The Leased Premises shall mean all of the property and interests in property described in Exhibit A attached hereto and made a part hereof (whether consisting of unpatented mining claims, patented mining claims or other real property, or any combination thereof) together with all of the ores, minerals and materials thereon and thereunder, and all right, title and interest of Owner in and to the surface of said property, and all water, water rights, easements and rights-of-way now and hereafter owned or held by Owner in, upon or under the said property, or in any way pertaining thereto.

2. <u>Warranties and Representations</u>

Owner represents and warrants to Lessee: (i) that subject to the matters specifically set forth in Exhibit A, and subject to the matters set forth below with respect to unpatented mining claims, if any, Owner owns and has the exclusive possession of the Leased Premises; and (ii) that Owner has the full right, power and capacity to enter into this Lease upon the terms set forth herein. If the Leased Premises includes any unpatented mining claims, Owner additionally represents and warrants to Lessee: (iii) each of the unpatented lode mining claims described in Exhibit A has been validly located, filed and recorded in the office of the Clerk or Recorder of the county in which the claims are located in compliance with the laws of the United States and of the state in which the claims are located as they relate to location and recordation of such claims; (iv) Owner has timely complied with all of the filing provisions of the Federal Land Policy and Management Act (43 U.S.C. ss. 1744) as they pertain to the claims described in Exhibit A; and (v) Owner has performed assessment work upon the claims described in Exhibit A through the assessment year ending September 1, 19<u>86</u>, and has recorded and filed proof thereof, all of which work, recordings and filings have been completed in accordance with the applicable state and federal statutes pertaining to assessment work.

3. <u>Term</u>

Unless sooner terminated as hereinafter provided or unless Lessee sooner exercises its option to purchase, the term of this Lease shall be for a period of 20 30 years commencing on the effective date hereof and for a continuing term as long thereafter as any mining, development or processing is being conducted hereunder on a continuous basis. For purposes of this Section 3, such operations shall be

deemed as being conducted on a continuous basis unless and until, after the end of the initial term, a period of 365 consecutive days elapses, during which no mining or development or processing is conducted; excluding, however, periods of force majeure and suspensions of operations due to economic causes, both hereinafter defined. The term "development" shall mean work or construction in preparation for mining or processing a proven or possible reserve, including further development drilling of such a reserve but excluding exploration drilling. Unless otherwise specified, all references to the "term" of this Lease shall mean and include both the initial term and the continuing term.

4. Grant

Owner hereby grants, demises, leases and lets the Leased Premises exclusively unto the Lessee, its successors and assigns, with the exclusive right and privilege to explore for, develop, mine (by open pit, strip, underground, solution mining or any other method, including any method hereafter developed), extract, mill, store, remove and market therefrom all ores, minerals and materials of whatsoever nature or sort (herein designated as "Leased Substances") and to use and consume so much of the surface thereof as may be necessary, useful or convenient for the full enjoyment of all of the rights herein granted; together with the exclusive right, privilege and option as more fully set forth in Section 15 below to purchase the Leased Premises at any time prior to termination or expiration of this Lease. Lessee is hereby further granted the exclusive right to use structures, facilities, equipment, roadways, haulageways, and all other appurtenances installed on the Leased Premises for the additional purpose of producing, removing, treating or transporting metals, ores, minerals or materials from adjoining or nearby property

owned or controlled by Lessee, and the right to mine and remove Leased Substances from the Leased Premises through or by means of shafts, openings or pits which may be made in or upon adjoining or nearby property. Lessee's operations hereunder and in its mining of adjoining or nearby lands may be conducted upon the Leased Premises or upon such other lands as a single mining operation, to the extent as if the Leased Premises and all such other properties constituted a single tract of land. After Leased Substances from the Leased Premises have been sampled and weighed or measured by volumetric survey, truck factors, or any other manner as will permit the computations of royalty to be paid hereunder, Lessee may mix the same with ores, materials or products from other lands. Lessee shall have the right, at any time during the term hereof, to stockpile any material mined or produced from the Leased Premises at such place or places as Lessee may elect, either upon the Leased Premises or upon any other lands owned or controlled by Lessee. The rights of Owner in and to any such material stockpiled on other lands shall not be divested by the removal thereof from the Leased Premises, but shall be the same in all respects as though such materials had been stockpiled on the Leased Premises. If such other lands are not owned by Lessee, Lessee shall obtain from the owners thereof a properly executed instrument under which the owners of the other lands agree to recognize the interest of Owner in materials stockpiled on such other lands. The stockpiling of materials from the Leased Premises on other lands shall not be deemed a removal or shipment thereof requiring payment of royalty thereon. Lessee shall have the further right, at any time during the term hereof, to stockpile on the Leased Premises any ore or material mined or produced by Lessee or its affiliate companies from other lands. Owner agrees to recognize the rights and

interests of others in such ores and materials stockpiled on the Leased Premises and to permit the removal thereof by Lessee at any time during the term of this Lease, or by the owners thereof for a reasonable time after termination of this Lease, all without liability or expense to owner. All stockpiles on the Leased Premises shall be placed so as not to interfere with mining operations on the Leased Premises. Waste, overburden, surface stripping and other materials from the Leased Premises may be deposited off the Leased Premises and may be deposited on the Leased Premises only if the same will not interfere with mining operations on the Leased Premises.

5. Payments to Owner

A. Advance Royalty: On the date of execution of this Lease by Lessee and Owner, Lessee shall pay to Owner the sum of Seven Thousand Five Hundred Dollars ($7,500) as advance royalty for the initial year. As to the payments set forth in Schedule I attached hereto and made a part hereof, Lessee agrees to make each such payment to Owner, the due date of which occurs prior to termination of this Lease; it being expressly understood that should this Lease be terminated, Lessee shall have no obligation to make any of the payments, the due dates of which occur after such termination. Each sum of advance royalty paid shall be applied against and reduce the amount of any production royalty payments thereafter payable to Owner pursuant to paragraph B of this Section 5, whether accruing to Owner in the same year or in any year thereafter.

B. Production Royalty: In the event Lessee mines and markets Leased Substances from the Leased Premises, Lessee shall pay to Owner as a production royalty 5% of the "Net Returns" from the sale of Leased Substances so mined and marketed. "Net Returns" as used herein shall mean the total returns from the smelter or other purchaser less:

(i) custom smelting costs, treatment charges and penalties, including but without being limited to, metal losses, penalties for impurities and charges for refining, selling and transportation from smelter to refinery and from refinery to market; provided, however, in the case of leaching operations, all processing and recovery costs incurred by Lessee beyond the point at which the metal being treated is in solution shall be considered as treatment charges (it being agreed and understood, however, that such processing and recovery costs shall not include the cost of mining, crushing, dump preparation, distribution of leach solutions or other mining and preparation costs up to the point at which the metal goes into solution.

(ii) costs of transporting Leased Substances from the Leased Premises to a concentrator or other place of treatment;

(iii) costs of transporting Leased Substances from the concentrator to a smelter or other place of treatment; and

(iv) production taxes, severance taxes and sales privilege and other taxes measured by production or the value of production.

Production royalty payments shall be made within 30 days after the end of the calendar quarter and calculated on the Net Returns actually received by Lessee during such calendar quarter. Net Returns for Leased Substances processed at a smelter owned, operated or

controlled by Lessee or treated on a toll basis for Lessee shall be computed in the above manner, with deductions for all charges and items of cost equivalent to the deductions set forth above. With respect to any mill tailings or other residues remaining after processing of Leased Substances, it is hereby agreed that Owner shall have no responsibility for or interest in such tailings or residues, and Lessee is deemed to be the owner of such materials and shall be responsible for disposal thereof in any manner as it shall see fit; provided, however, that any tailings not removed from the Leased Premises within one year from the date of termination of this Lease shall become the property of Owner. All such sums of advance and production royalty actually paid to Owner shall be applied against and reduce the total purchase price in the event Lessee elects to purchase the Leased Premises.

C. Weights and Analyses: Lessee shall measure ore, weigh other product and take and analyze samples thereof in accordance with sound mining and metallurgical practice, and keep accurate records thereof as a basis for computing royalty payments, which records shall be available for inspection by Owner in accordance with Section 6.

D. Method of Payment: All payments required to be made by Lessee to Owner may be made in currency, or by draft or by check, at the option of Lessee, and said payments may be mailed or delivered to Owner at the address specified in Section 14, or to Owner's credit in the n/a, which bank and its successors shall continue as the depository for said payments regardless of changes in the ownership of the Leased Premises. Upon making any payment as described above, Lessee shall be relieved of any responsibility for the distribution of such payment to Owner or to Owner's successors in interest. The

delivery or the deposit in the mail of any payment hereunder on or before the due date thereof shall be deemed timely payment hereunder.

E. Adverse Claims; Disputes: In case of any suit, adverse claim, dispute or question as to the ownership of the Leased Premises or concerning advance or production royalties or any interest therein payable under this Lease, Lessee shall not be deemed to be in default in payment thereof until final disposition of suit, claim, dispute or question and Lessee may withhold payments due Owner hereunder with respect to the portion of the Leased Premises involved in such dispute and deposit the same in an interest-bearing account until there is a final adjudication or other determination of such dispute. Lessee shall make such payments, together with any interest earned thereon, within 30 days after being furnished with the original or certified copies of instruments disposing of such suit, claim or dispute in Owner's favor, or after delivery to Lessee of proof sufficient in Lessee's opinion to settle such question in Owner's favor.

6. Inspection

Owner, or its authorized agents, at Owner's risk and expense, may enter upon the Leased Premises to inspect the same at such time and upon such notice to Lessee as shall not unreasonably or unnecessarily hinder or interrupt the operations of Lessee. Owner, or its authorized agents, shall have the right to inspect the accounts and records used in calculating production royalty paid to Owner hereunder, which right may be exercised, as to each quarterly payment of production royalty, at any reasonable time during a period of one year from and after the date on which the quarterly payment of production royalty was paid by Lessee. Owner agrees to treat all information received hereunder as confidential and hereby covenants and agrees that it shall not, without having first obtained the

written consent of Lessee as to the form and content, disclose any information it may obtain hereunder nor issue any press releases concerning operations on the Leased Premises.

7. Conduct of Operations; Protection from Liens

Lessee agrees to comply with valid and applicable local, state and federal laws and regulations governing its operations hereunder. Lessee shall pay all expenses incurred by it in its operations on the Leased Premises and shall allow no liens arising from any act of Lessee to remain upon the interest of Owner in and to the Leased Premises; provided, however, that if Lessee, in good faith, disputes the validity or amount of any claim, lien or liability asserted against it with respect to the Leased Premises, it shall not be required to pay or discharge the same until the amount and validity thereof have been finally determined. If authorized by applicable statute, Owner may post a notice of non-liability and Lessee shall keep such notice posted during the term of this Lease. Lessee shall carry workman's compensation or industrial insurance coverage to the extent required by the laws of the state in which the Leased Premises are situated.

8. Taxes

Lessee shall pay all taxes, assessments and other governmental charges imposed upon the Leased Premises and upon any equipment and improvements placed by it thereon for the periods that this Lease are in effect. Owner agrees to promptly transmit to Lessee all notices pertaining to such taxes, assessments and charges which Owner may receive. If this Lease is terminated other than by exercise by Lessee of its option to purchase, such taxes shall be prorated between Lessee and Owner for the tax year in which such termination occurs. Lessee shall have the right to contest, in the courts or otherwise, in its

own name or in the name of the Owner, the validity or amount of any such taxes or assessments if it deems the same unlawful, unjust, unequal or excessive, or to take such steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization thereof before it shall be required to pay the same, but in no event shall Lessee permit or allow title to the Leased Premises to be lost as the result of non-payment of any taxes, assessments or other charges. Lessee shall not be liable for any taxes levied or measured by income or taxes applicable to Owner based upon advance or production payments to Owner under this Lease.

9. Assessment Work

In the event the Leased Premises includes unpatented mining claims, Lessee agrees that, commencing with the annual assessment year beginning the 1st day of September, 1986, it shall perform annual assessment work required to maintain such claims and timely record, file and furnish to Owner affidavits of such performance for any assessment year in which this Lease had not expired or been terminated prior to 60 days before the end of any annual assessment work year. Owner agrees that in the event Lessee acquires by location, purchase, lease or option, the right to explore claims or groups of claims adjacent to the Leased Premises, Lessee shall have the right to perform assessment work required hereunder pursuant to a common plan of exploration or development for all of the claims or groups of claims, whether performed on or off the Leased Premises. Lessee shall not be liable on account of holdings by any court or governmental agency that the effects of work so elected and performed by Lessee do not constitute the required annual assessment work for purposes of preserving title to such claims, provided that the work so done is of the kind generally accepted as assessment work and that Lessee has

expended a total amount sufficient to meet the minimum requirements with respect to all of the unpatented claims.

10. Amendment, Relocation and Patent of Claims

In the event the Leased Premises includes unpatented mining claims, Lessee shall have the right to amend or relocate any of Owner's unpatented mining claims which Lessee, in its sole discretion, deems advisable to so amend or relocate. Lessee shall not be liable to Owner for any act (or failure to act) by it or any of its agents in connection with the amendment or relocation of claims so long as such act (or omission) is not made in bad faith. Upon request by Lessee, Owner shall apply for a patent to any of the unpatented mining claims so designated by Lessee and shall execute all necessary applications and documents in connection therewith and shall cooperate fully with Lessee in securing such patents. All expenses incurred or authorized by Lessee in connection with such patent proceedings shall be borne by Lessee. The right of Lessee under this Lease shall extend to any of the amended, relocated or patented mining claims.

11. Title Matters

A. Title Documents: Upon written request of Lessee at any time during the term hereof, Owner shall promptly deliver to Lessee all abstracts of title to and copies of all title documents affecting the Leased Premises which Owner has in its possession, together with copies of all plats and field notes of surveys of the Leased Premises which Owner has in its possession.

B. Title Defects, Defense and Protection: If (i) in the opinion of Lessee's counsel, Owner's title to any of the Leased Premises is defective or less than as represented in Section 2, or (ii) Owner's title is contested or questioned by any person, entity or governmental agency, and if Owner is unable or unwilling to promptly correct the

defects or alleged defects in title, Lessee may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist Lessee in its efforts to perfect, defend or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending or correcting title (including, but without being limited to, the cost of attorneys' fees and the cost of releasing or satisfying any mortgages, liens and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and Schedule 1 and against the total purchase price if Lessee exercises its option to purchase, unless the encumbrance or dispute arises from Lessee's failure to perform its obligations hereunder (in which case such costs shall be borne by Lessee).

C. Lesser Interest Provisions: If Owner owns less than the entire and undivided title and interest in and to the Leased Premises, then the rentals and royalties herein provided shall be proportionately reduced and paid to Owner only to the proportion which Owner's interest bears to the entire undivided title and interest in and to the Leased Premises.

D. General: Nothing herein contained and no notice or action which may be taken under this Section 11 shall limit or detract from Lessee's right to terminate this Lease in the manner provided in Section 12.B.

12. Termination; Removal of Property

A. Termination by Owner: In the event of any default by Lessee in the performance of its obligation hereunder, Owner shall give to Lessee written notice specifying the default. If the default is not

cured within 30 days after Lessee has received the notice, or if Lessee has not within that time begun action to cure the default and does not thereafter diligently prosecute such action to completion, Owner may terminate this Lease by delivering to Lessee written notice of such termination, subject to Lessee's right to remove its property and equipment from the Leased Premises, as hereinafter provided. Owner shall have no right to terminate this Lease except as set forth in this Section 12.A.

B. <u>Termination by Lessee:</u> Lessee shall have the right to terminate this Lease at any time prior to exercise by Lessee of its option to purchase upon giving written notice thereof to Owner. Upon the giving of notice in the manner hereinafter provided, all right, title and interest of Lessee in and to the Leased Premises shall terminate and Lessee shall not be required to make any further payments nor to perform any further obligations hereunder except as to payments or obligations, if any, which have accrued prior to the termination date. Lessee may terminate this Lease with respect to any unpatented mining claims included within the Leased premises by notice to Owner at any time, provided that such termination shall not relieve Lessee of its obligations, if any, with respect to annual assessment work as provided for in Section 9 hereof. Lessee's termination of this Lease with respect to less than all of the Leased Premises shall not reduce the amount of Lessee's annual advance royalty payments under Section 5.A. nor the total purchase price under Section 15.

C. <u>Removal of Property:</u> Upon any termination or expiration of this Lease, Lessee shall have a period of one year from and after the effective date of termination in which to remove from the Leased Premises all of its machinery, building, structures, facilities, equipment and other property of every nature and description erected,

placed or situated thereon, except supports placed in shafts, drifts or openings in the Leased Premises. Any property of Lessee not so removed at the end of said one year shall become the property of Owner.

D. Obligations of Lessee Upon Termination: If this Lease is terminated other than by exercise by Lessee of its option to purchase, or if this Lease expires, Lessee shall:

(i) upon written request given by Owner within 30 days of such termination or expiration, furnish to Owner within a reasonable time thereafter copies of all available non-interpretive exploration data pertaining to the Leased Premises and prepared by or for Lessee and permit Owner, at Owner's expense, to pick up any available core from the Leased Premises; provided, however, that Lessee shall in no event be liable to Owner for the loss of any core from the Leased Premises;

(ii) execute and deliver to Owner a release and surrender of this Lease and all of Lessee's interest in the Leased Premises, the same to be in a recordable form; and

(iii) comply with all valid and applicable local, state or federal regulations as such relate to surface reclamation.

13. Suspension of Operations

A. Force Majeure: Lessee shall not be liable for failure to perform any of its obligations hereunder during periods in which performance is prevented by any cause reasonably beyond Lessee's control, which causes hereinafter are called "force majeure". For

purposes of this Lease, the term "force majeure" shall include acts of God, fire, flood, undue shortage of power, strikes, insurrection or mob violence, requirements or regulations of government and other causes of a similar nature which are beyond the control of Lessee. Lessee shall notify Owner of the date of commencement and cause of each period of force majeure and shall also notify Owner of the time of removal of such cause.

B. Suspensions Due to Economic Causes: If at any time during the term hereof, and after expiration of the initial 20-year portion of such term, mining, developing and processing operations are determined by Lessee to be uneconomic due to unavailability of a suitable market for Leased Substances, prevailing costs of mining, developing or processing with respect to prices available for Leased Substances, unavailability of equipment or of competent labor, or imposition of governmental statues, requirements or regulations making it impractical to carry out such operations, Lessee shall have the right, from time to time, to temporarily discontinue operations hereunder for a cumulative period not to exceed three years. In each such event, Lessee shall, within 30 days of expiration of each lease year in which such temporary discontinuance occurs, notify Owner of the total period of each such discontinuance during such year.

C. Obligations During Suspensions of Operations: During any suspensions of operations under either paragraph A or B of this Section 13, Lessee shall (i) continue to pay all property and other taxes, assessments and charges payable by Lessee described in Section 8 as and when they become payable as therein provided; (ii) comply with all requirements of this Lease relative to maintaining the status and title of the Leased Premises in good standing; and (iii) continue to make payments to Owner as required under Section 5.

14. Notices

Any notice or communication required or permitted hereunder shall be effective when personally delivered or shall be effective when addressed:

If to Owner:

Mr. Marion Schendel
1426 Power Ave.
Lewiston, ID 83501

Ms. C. Nevada Whitlock
P.O. Box 1862
Lewiston, ID 83501

If to Lessee:

Santa Fe Pacific Mining, Inc.
P.O. Box 27019
Albuquerque, NM 87125

and deposited, postage prepaid, certified or registered, in the United States mail. Either party may, by notice to the other given as aforesaid, change its mailing address for future notices hereunder.

15. Option to Purchase; Escrow

At any time during the term of this Lease, Lessee shall have the exclusive right and option to purchase the Leased Premises by giving written notice thereof to Owner in the manner hereinabove set forth. If Lessee elects to purchase the Leased Premises, the total purchase price shall be the sum of Seven Hundred Fifty Thousand Dollars ($750,000). The total purchase price shall be reduced by all payments made to Owner under the provisions of Section 5 and shall be further reduced by any applicable credits or deductions as provided in Section 11. The total purchase price, less all such credits and deductions, is hereinafter called the "net purchase price" and in the event Lessee exercises its option to purchase, the net purchase price shall be payable through escrow upon delivery to Lessee of a Warranty Deed conveying to Lessee good and merchantable title to the Leased Premises as evidenced by an Owner's Standard Form Title Insurance Policy paid for by Owner and issued by a title insurance company authorized to

issue title insurance policies in the state where the Leased Premises are situated. Such policy shall insure Lessee's title thereto in the amount of the total purchase price (except in the case of unpatented mining claims, title insurance for which shall not be required) and shall be subject only to the matters set forth in Exhibit A. Owner shall pay the cost of all applicable state and federal stamp or deed taxes. Upon closing of the escrow, the Lease shall terminate. Either party may elect at any time to establish an escrow for collection and disbursement of funds payable under this Lease and for deposit of appropriate deeds and releases. If such an escrow has not been established prior to exercise by Lessee of its option to purchase, Lessee shall designate and appoint a bank or title insurance company as escrow agent to receive and distribute all payments and to deliver the deed to the Leased Premises. The costs of any such collection, holding or closing escrow shall be borne one-half by Lessee and one-half by Owner.

16. Binding Effect; Assignment

Subject only to the provisions of Section 15, the rights of either party hereunder may be assigned in whole or in part and the provisions hereof shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns, but no change or divisions in the ownership of the Leased Premises or payment hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of Lessee hereunder. No such change or division in the ownership of the Leased Premises shall be binding upon Lessee for any purpose until the first day of the month next succeeding the month in which such person acquiring any interest shall furnish Lessee, at the address set forth in Section 14, with the

instrument or instruments, or certified copies thereof, evidencing such change, transfer or division in ownership.

17. Memorandum

The parties to this Lease agree to execute and record a memorandum or short form of this Lease in a form sufficient to constitute record notice to third parties of the rights granted hereunder, which may be recorded with the County Clerk or Recorder of the county or counties in which the Leased Premises are situated.

18. Construction; No Implied Covenants

This Lease and the rights and obligations of the parties hereunder shall be governed by the laws of the state in which the Leased Premises are situated. Section headings herein are for convenience only and shall not be considered a part of this Lease nor used in its interpretation. All of the agreements and understandings of Lessee and Owner with reference to the Leased Premises are embodied in this Lease, which supersedes all prior agreements and understandings between Lessee and Owner with reference to the Leased Premises. The compensation herein provided shall be deemed to be full payment to Owner for any damages which may be caused to the Leased Premises by Lessee's operations hereunder without negligence on the part of Lessee. No implied covenants or conditions whatsoever shall be read into this Lease relating to the prospecting, developing or mining of the Leased Premises or any operations of Lessee hereunder, or as to the time therefore or measure of diligence thereof, it being expressly agreed and understood that any operations conducted by Lessee upon the Leased Premises shall be conducted at such time and in such manner as Lessee, in its sole discretion, deems advisable, subject only to the express provisions of this Lease.

19. Counterparts; Joiner

This Lease may be executed in any number of counterparts and any party who executes a counterpart need not execute the same counterpart as any other party. Each of such counterparts shall be deemed to be an original, all of which counterparts together shall constitute one and the same Lease. Execution hereof by the spouse of any Owner is with the intent and for the purpose of releasing and waiving any and all dower, homestead exemption, community property rights and all other rights conferred upon or reserved to such a spouse by the laws of the state in which the spouse resides and by the laws of the state in which the Leased Premises are situated, together with all rights which such spouse has or hereinafter obtains (while this Lease is in effect) in and to the Leased Premises.

20. Compliance with Law

While conducting activities and operations on the Leased Premises, Lessee shall comply with all applicable laws and regulations of all governmental authorities with valid jurisdiction over the Leased Premises or Lessee's activities and operations on the Leased Premises.

IN WITNESS WHEREOF, the parties have executed this Mining Lease and Purchase Option effective as of the date first above set forth.

Owner: *C. Nevada Whitlock*
By: C. Nevada Whitlock
Individually and as
Co-Trustee

SS#: *530-26-4071*

Attest: *Marion M. Schendel*

Owner: *Marion M. Schendel*
By: Marion M. Schendel
Individually and as
Co-Trustee

SS#: *530-01-4322*

Attest: *C. Nevada Whitlock*

Lessee: Santa Fe Pacific Mining, Inc.

By: *[signature]* *V.P.*

Title: Vice President

STATE OF Idaho)
COUNTY OF Nez Perce) ss.

The foregoing instrument was acknowledged before me this 10th day of December, 1986 by Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarissa E. Schendel (Deceased) dated March 21, 1977

Notary Public

My Commission Expires:

10·10·91

STATE OF Idaho)
COUNTY OF Nez Perce) ss.

The foregoing instrument was acknowledged before me this 10th day of December, 1986 by C. Nevada Whitlock individually and as Co-Trustee for the Trust of Marion M. Schendel and Clarissa E. Schendel (Deceased) dated March 21, 1977

Notary Public

My Commission Expires:

10·10·91

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

On the 15th day of January, 19 87 before me, a Notary Public, personally appeared K. Sageser ~~and~~ ______________ known to me to be the person~~s~~ who executed the foregoing instrument as Vice President ~~and~~ ______________ of Santa Fe Pacific Mining, Inc. and acknowledged to me that such corporation executed the same for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

Laurie L. Frantz
Notary Public

My Commission Expires:
June 21, 1989

OFFICIAL SEAL
LAURIE L. FRANTZ
NOTARY PUBLIC - STATE OF NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires 6-21-89

STATE OF)
) ss.
COUNTY OF)

On the ________ day of ______________, 19____ before me, a Notary Public, personally appeared ______________ and ______________ known to me to be the persons who executed the foregoing instrument as ______________ and ______________ of ______________ and acknowledged to me that such corporation executed the same for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____
Notary Public

My Commission Expires:

____

EXHIBIT A

EXHIBIT A to Mining Lease and Purchase Option by and between Marion M. Schendel and C. Nevada Whitlock; individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 (as "Owner") and Santa Fe Pacific Mining, Inc. (as "Lessee"), and pertaining to the following described unpatented (lode) mining claims situated in the Willard Mining District, Pershing County, State of Nevada, the location notices of which are of record in the office of the Clerk or Recorder of said county as follows:

Name of Claim		Recorded Book	Recorded Page	BLM Serial Number
RF 1-5	5	104	299-303	130963-130967
RF 6	1	142	403	130968
SH 1-12	12	104	305-316	130969-130980
SH 13-45	33	110	228-260	158256-158288
SH 46	[illegible]	142	404	165746
SH 47	[illegible]	142	405	164905
SH 48-49	2	111	378-379	164906-164907
SH 50-57	8	117	577-584	186796-186803
SH 58-59	2	121	271-272	192818-192819
SH 60-75	16	117	587-602	186806-186821
SH 76-90	15	121	273-287	192820-192834
SH 97-98	2	122	330-331	202432-202433
SH 200-204	5	142	406-410	262436-262440
Golden Hope	1	121	315	194233
Bailie 1	1	121	314	194232

together with any fractional claims or rights now owned or hereafter acquired by Owner while this Lease is in effect, any portion of which is situated within the exterior boundary of the claims described above. Said claims being located in Sections 24, 26, T28N, R32E, M.D.B. & M.

Initial for Identification

SCHEDULE 1

SCHEDULE 1 to Mining Lease and Purchase Option between Marion M. Schendel and C. Nevada Whitlock, individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 (as "Owner") and Santa Fe Pacific Mining, Inc. (as "Lessee").

Advance Royalty Payment Schedule (See Section 5.A.)

Lessee agrees to make payment to Owner of each of the following payments, the due date of which occurs prior to termination of the Lease to which this Schedule is attached.

Anniversary Dates of the Execution of this Agreement	Amounts of Annual Advance Royalty Payment
1st Anniversary	$ 10,000
2nd Anniversary	$ 10,000
3rd Anniversary	$ 10,000
4th Anniversary and each year thereafter	$ 15,000

The subject payments should be distributed as follows:

Marion M. Schendel and Clarasa E. Schendel (Deceased) Trust..1/3
C. Nevada Whitlock..2/3

Initial for Identification

M.M.S.

ED AT THE REQUEST OF
ND RETURN TO:
anta Fe Pacific Mining, Inc
TTN: L. Frantz
Box 27019
Albuquerque, NM 87125

158539

WILLARD
29-044-
BOOK

MEMORANDUM OF MINING LEASE AND PURCHASE OPTION

Under the terms of that certain Mining Lease and Purc Option dated effective as of the 10th day of December, 1986 and between Marion M. Schendel and C. Nevada Whitlock, individual and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E Schendel (Deceased) dated March 21, 1977 (therein and hereinafter referred to as "Owner" whether one or more), and Santa Fe Pacific Mining, Inc. (therein and hereinafter referred to as "Lessee"), Owner has granted, demised, leased and let and does hereby grant, demise, lease and let unto Lessee that property described in Exhibit A attached hereto and made a part hereof (the "Leased Premises"), including without limitation all ores, minerals and mineral rights and together with all water rights in, upon and under the Leased Premises, exclusively unto Lessee, its successors and assigns, with the right and privilege to explore for, develop, mine (by open pit, strip, underground, solution mining, or any other method, including any method hereafter developed), extract, mill, store, process, remove and market therefrom all ores, minerals and materials of whatsoever nature or sort; together with the sole and exclusive option to purchase the Leased Premises, all on the terms and conditions and subject to the payments to be made to Owner, as fully set forth in the said Lease, which Lease is by this reference incorporated herein. Unless sooner terminated in the manner therein provided, the term of the said Lease is for a period of 20 years commencing on the effective date thereof and continuing for as long thereafter as mining, development or processing operations are being conducted thereunder or the Lease term is extended pursuant to the force majeure and suspensions of

COMPARED

operations provisions thereof, all as more fully set forth in the Lease. Copies of the said Lease are in the possession of Owner c/o Marion M. Schendel, 1426 Power Ave., Lewiston, Idaho 83501 and in the possession of Lessee c/o P.O. Box 27019, Albuquerque, NM 87125.

IN WITNESS WHEREOF, this Memorandum of Mining Lease and Purchase Option has been executed effective as of the date first above set forth.

Owner: C. Nevada Whitlock
By: C. Nevada Whitlock,
Individually and as
Co-Trustee

Owner: Marion M. Schendel
By: Marion M. Schendel
Individually and as
Co-Trustee

Lessee: Santa Fe Pacific Mining, Inc.

By: [signature]

Title: Vice President

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

On the 15th day of January, 19 87 before me, a Notary Public, personally appeared K. Sageser ~~and~~ ________ known to me to be the persons who executed the foregoing instrument as Vice President ~~and~~ ________ of Santa Fe Pacific Mining, Inc. and acknowledged to me that such corporation executed the same for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

Laurie L. Frantz
Notary Public

My Commission Expires:
June 21, 1989

OFFICIAL SEAL
LAURIE L. FRANTZ
NOTARY PUBLIC - STATE OF NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires 6-21-89

STATE OF)
) ss.
COUNTY OF)

On the ______ day of ________________, 19___ before me, a Notary Public, personally appeared ________________ and ________________ known to me to be the persons who executed the foregoing instrument as ______________ and ______________ of ________________ and acknowledged to me that such corporation executed the same for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____
Notary Public

My Commission Expires:
____

COMPARED

STATE OF Idaho)
COUNTY OF Nez Perce) ss.

The foregoing instrument was acknowledged before me this 10th day of December, 1986 by Marion M. Schendel individually and as Co-Trustee for the Trust of Marion M. Schendel and Clarissa E. Schendel (Deceased) dated March 21, 1977

Notary Public

My Commission Expires:
10-10-91

STATE OF Idaho)
COUNTY OF Nez Perce) ss.

The foregoing instrument was acknowledged before me this 10th day of December, 1986 by C. Neveda Whitlock Individually and as Co-Trustee for the Trust of Marion M. Schendel and Clarissa E. Schendel (Deceased) dated March 21, 1977

Notary Public

My Commission Expires:
10-10-91

COMPARED

EXHIBIT A

EXHIBIT A to that certain Memorandum of Mining Lease and Purchase Option by and between Marion M. Schendel and C. Nevada Whitlock; individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarasa E. Schendel (Deceased) dated March 21, 1977 (as "Owner") and Santa Fe Pacific Mining, Inc. (as "Lessee"), and pertaining to the following described unpatented (lode) mining claims situated in the Willard Mining District, Pershing County, State of Nevada, the location notices of which are of record in the office of the Clerk or Recorder of said county as follows:

Name of Claim	Recorded Book	Recorded Page	BLM Serial Number
RF 1-5	104	299-303	130963-130967
RF 6	142	403	130968
SH 1-12	104	305-316	130969-130980
SH 13-45	110	228-260	158256-158288
SH 46	142	404	165746
SH 47	142	405	164905
SH 48-49	111	378-379	164906-164907
SH 50-57	117	577-584	186796-186803
SH 58-59	121	271-272	192818-192819
SH 60-75	117	587-602	186806-186821
SH 76-90	121	273-287	192820-192834
SH 97-98	122	330-331	202432-202433
SH 200-204	142	406-410	262436-262440
Golden Hope	121	315	194233
Bailie 1	121	314	194232

together with any fractional claims or rights now owned or hereafter acquired by Owner while this Lease is in effect, any portion of which is situated within the exterior boundary of the claims described above. Said claims being located in Sections 24, 26, T28N, R32E, M.D.B. & M.

Initial for Identification:

COMPARED

INDEXED

OFFICIAL RECORDS
PERSHING CO. NEVADA
RECORD REQUESTED BY
Santa Fe Pacific Min.
87 SEP 28 A10:01
BK 200 PAGE 155
JOHN LACA
COUNTY RECORDER
FILE NO. 158539
$7.00

SPL-6528
MINERALS LEASE

This Minerals Lease is dated and effective as of the 1ST day of MAY, 1986 ("Effective Date") by and between Southern Pacific Land Company ("Lessor") and SFP Minerals Corporation ("Lessee").

In consideration of the promises stated below Lessor and Lessee agree to the provision of this Minerals Lease.

Article 1. (a) Grant. Lessor leases to Lessee for the Term all of the Property described on Annex A (all that property which is not referenced with an asterisk (*)), which is attached to and a part of this Minerals Lease, for the purposes of exploring for, developing, mining, recovering, processing, transporting and otherwise using, enjoying and exploiting Minerals. Minerals shall mean all naturally occurring substances and materials located at or below the surface of the land which have value when removed from the earth except Excluded Substances. Excluded Substances shall mean bed, bank and bar placer deposits commonly known as stream placers; common varieties of construction materials such as rock, sand and gravel; geothermal steam, liquids or brines; oil and gas and all other hydrocarbons except coal, whether in gaseous or liquid form; sulfur produced in association with such hydrocarbons; and carbon dioxide.

(b) Qualification. Lessee's rights under this Minerals Lease shall be subject to and qualified by

(i) all leases, contracts, deeds and other instruments in effect on the Effective Date to the extent they affect any portion of the Property;

(ii) all restrictions and limitations on Lessor's ownership of of Minerals existing on the Effective Date; and

(iii) Lessor's reserved right to manage and enjoy the surface of of the Property in a manner that does not unreasonably

Lander

interfere with or impede Lessee's rights with respect to Minerals.

Article 2. Duration. The Term shall extend from the Effective Date for a period of 25 years and for so long thereafter as Lessee continues to exercise the rights granted in Article 1(a) on any portion of the Property, which exercise shall be sufficient to keep this Minerals Lease in effect as to the whole Property.

Article 3. Surface Disturbance. In the event Lessee damages or destroys merchantable trees or crops growing on the surface of the Property or structures or facilities located on the surface of the Property, Lessee shall compensate Lessor the cost of the damage or destruction to such trees, crops, structures or facilities. Lessee shall not be liable to Lessor for damage or destruction of the surface of the Property or of any surface or underground water sources on the Property. Lessor consents to Lessee's recovery of minerals by all mining methods now or hereafter known including all surface methods.

Article 4. Taxes. Lessee shall pay all taxes imposed upon the Property as a result of Lessee's activities in exploiting Minerals on the Property and all taxes assessed against the Property. Lessee may contest the assessment of any tax in accordance with law and may withhold payment of any contested tax pending the outcome of the contest.

Article 5. Subleasing and Assignment. Lessee shall notify Lessor not less than 30 days in advance of any sublease or assignment of this Minerals Lease, in whole or part, to any person, except that Lessee may assign or sublease this Minerals Lease, in whole or part, to any affiliate of Lessee at Lessee's discretion. An affiliate of Lessee shall mean any corporation which is a direct or indirect parent or subsidiary of Lessee or is under common ownership of

Lessee or any entity which Lessee controls by ownership of interests or securities, by contact or by other legal or equitable means.

Article 6. Subsequent Instruments. Lessor shall make all deeds, contracts, leases, licenses, easements and other instruments which transfer rights in or to any portion of the surface of the property expressly subject to Lessee's rights under this Minerals Lease.

Article 7. Legal Compliance. Lessee shall comply with all constitutions, statutes, regulations, rules, orders, decisions, ordinances and other acts of governmental authorities with valid jurisdiction over the Property or Lessee's activities on the property.

Article 8. Surrender. At any time Lessee may surrender any portion of the Property to Lessor and thereby terminate its rights and obligations under this Minerals Lease in the portion of the Property surrendered, except any such obligations arising out of laws relating to environmental protection and reclamation.

Article 9. Recordation. A memorandum of this Minerals Lease shall be recorded by Lessee in the land records of each county where the Property is located.

Article 10. Successors and Assigns. This Minerals Lease shall be binding upon and inure to the benefit of all successors and assigns of Lessor and Lessee.

Article 11. Property Revenues. During the Term Lessee shall receive the revenues otherwise payable to Lessor from all leases, licenses, contracts and agreements to which the Property is subject, except those for the recovery or harvesting of timber or crops growing on the Property and those derived from Excluded Substances.

Article 12. Indemnification.

(a) Lessee shall release, idemnify and defend Lessor from and against all liability, cost and expense (including, without limitation, attorney's fees in addition to costs of suit and judgment) for loss of or damage to any property or loss of the use thereof or for injury to or death of any person when arising or resulting from:

(i) the use of the Property by Lessee, its agents, employees, or invitees, or

(ii) Lessee's breach of any provision of this Lease,

whether or not caused or contributed by the negligence, active or passive or otherwise, of Lessor, its employees, agents, invitees or any other person.

(b) Lessee shall, at its expense, comply with all applicable laws, regulations, rules and orders, regardless of when they become or became effective, including without limitation those relating to health, safety, noise, environmental protection, waste disposal, and water and air quality, and furnish satisfactory evidence of such compliance to Lessor upon request.

Lessee shall indemnify, hold harmless and defend Lessor against all liability, cost and expense (including, without limitation, attorneys' fees) incurred by Lessor as a result of Lessee's breach of this Article 12 or as a result of any discharge, leakage, spillage, emission or pollution due to Lessee's use and occupancy, regardless of whether such liability, cost or expense arises during after the Term, unless such liability, cost or expense is proximately caused solely by the active negligence of Lessor.

(c) "Lessor", as used in this Article 12 includes Lessor, its subsidiaries, successors, affiliates, Santa Fe Southern Pacific Corporation, its

subsidiaries, affiliates, successors and assigns, and any railroad company operating on any tract adjacent or through the Property. Lessee shall pay all amounts due Lessor under this Article within 10 days after any such amounts become due.

SOUTHERN PACIFIC LAND COMPANY

By W.W. Elm

Its VICE PRESIDENT, RESOURCE LAND MANAGEMENT

SFP MINERALS CORPORATION

By [signature]

Its Vice President GRW

ANNEX "A"

NEVADA

MDB&M

Subdivision	Sec.	Twp.	Rge.	Acres	County
NE/4, N/2 NW/4, SE/4 NW/4 and S/2	23	21N	23E	600.00	Washoe
NE/4, S/2 NW/4, S/2	27	21N	23E	560.00	Washoe
NE/4, S/2 NW/4 and S/2	33	21N	23E	560.00	Washoe
N/2, SW/4, W/2 SE/4	1	22N	27E	647.26	Churchill
All	15	24N	27E	640.00	Churchill
N/2, SW/4, E/2 SE/4	19	24N	27E	509.80	Churchill
NE/4	23	24N	27E	160.00	Churchill
All	21	24N	27E	640.00	Churchill
NW/4, NE/4, SE/4, E/2 SW/4	29	24N	27E	560.00	Churchill
E/2, E/2 W/2, W/2 SW/4, Lot 7	7	22N	28E	605.08	Churchill
All	29	23N	28E	640.00	Churchill
All	17	24N	28E	640.00	Churchill
All	21	24N	28E	640.00	Churchill
W/2 NE/4 NE/4, NW/4 NE/4, SW/4 NE/4	3	33N	30E	100.00	Pershing
S/2	9	33N	30E	320.00	Pershing
All	21	33N	30E	640.00	Pershing
NW/4 SW/4, S/2 SW/4	15	33N	30E	120.00	Pershing
All	27	33N	30E	640.00	Pershing
All	29	33N	30E	640.00	Pershing
All	33	33N	30E	640.00	Pershing
S/2, NE/4	15	28N	31E	480.00	Pershing
All	11	28N	31E	640.00	Pershing
All	23	28N	31E	640.00	Pershing
S/2, S/2 NE/4	29	28N	31E	400.00	Pershing
Lots 3,4,5,6,7&8, S/2 NW/4	1	32N	31E	312.48	Pershing
All	13	32N	31E	930.73	Pershing
All	25	32N	31E	948.09	Pershing
All	33	32N	31E	640.00	Pershing
All	5	33N	31E	645.20	Pershing
All	7	33N	31E	628.24	Pershing
All	21	33N	31E	640.00	Pershing
All	23	33N	31E	640.00	Pershing
All	25	33N	31E	640.00	Pershing
All	29	33N	31E	640.00	Pershing
Lots 1-4 of N/2, S/2	3	27N	32E	410.80	Pershing
All	23	28N	32E	640.00	Pershing
All exc. 38.36 acres in R/W	27	28N	32E	601.64	Pershing
SE/4	9	29N	32E	160.00	Pershing
All	15	29N	32E	640.00	Pershing

All	27	29N	32E	640.00	Pershing
All	29	29N	32E	640.00	Pershing
All	31	29N	32E	625.64	Pershing
Lots 2 & 8, SE4SE4, W2NW4, NE4NW4, N2SE4NW4, SW4SE4NW4, S2SW4, W2NE4SW4, NW4SW4 and N2 of Lots 1 & 6	3	30N	32E	450.07	Pershing
All	5	31N	32E	640.16	Pershing
All	9	31N	32E	640.00	Pershing
All	17	31N	32E	640.00	Pershing
All	21	31N	32E	640.00	Pershing
All	29	31N	32E	613.20	Pershing
All*	5	32N	32E	641.28	Pershing
All*	7	32N	32E	627.84	Pershing
All*	9	32N	32E	640.00	Pershing
W2E2, W/2,W/2 SE/4 NE/4 NE/4; W/2 NE/4 NE/4 SE/4; W/2 E/2 E/2*	15	32N	32E	570.00	Pershing
All*	27	32N	32E	640.00	Pershing
All*	17	32N	32E	640.00	Pershing
All Except E/2 SE/4 SE/4*	19	32N	32E	613.28	Pershing
All*	21	32N	32E	640.00	Pershing
All*	29	32N	32E	640.00	Pershing
Lots 1 and 2, E/2 NW/4*	31	32N	32E	158.23	Pershing
All*	33	32N	32E	640.00	Pershing
All*	31	33N	32E	624.76	Pershing
All*	33	33N	32E	640.00	Pershing
S/2	17	34N	32E	320.00	Pershing
W/2	35	29N	33E	320.00	Pershing
All	3	28N	33E	634.44	Pershing
All	5	28N	33E	639.60	Pershing
All	7	28N	33E	640.00	Pershing
W2SE4SW4, N2SW4, SW4SW4	9	28N	33E	140.00	Pershing
All	15	28N	33E	640.00	Pershing
✓ All	19	28N	33E	640.00	Pershing
All	21	28N	33E	640.00	Pershing
All	23	28N	33E	640.00	Pershing
All	25	28N	33E	702.00	Pershing
All	33	28N	33E	640.00	Pershing
All	35	28N	33E	640.00	Pershing
* ~~Lots 7, 8, 9, 10, 15, 16~~	~~3~~	~~28N~~	~~34E~~	~~240.00~~	~~Pershing~~
NW4	9	28N	34E	160.00	Pershing
* Lots 3-12, and 16 of N/2, E/2 Lot 15 of N/2, NE SE, E2 NW SE, N2 SE SE, NE SW SE	3	28N	34E	[illegible]	Persh[illegible]

SW4	11	28N	34E	160.00	Pershing
SE4 & E2SW4	13	28N	34E	240.00	Pershing
N/2 S/2 & S/2 N/2	17	28N	34E	320.00	Pershing
N/2N/2, N/2SE/4NE/4, SW/4SE/4, E/2SE/4, E/2SW/4	5	27N	35E	372.36	Pershing
All	9	27N	35E	640.00	Pershing
E/2	17	27N	35E	320.00	Pershing
N/2, N/2 SE/4	19	27N	35E	504.04	Pershing
All	21	27N	35E	640.00	Pershing
All	29	27N	35E	640.00	Pershing
All	5	28N	35E	648.80	Pershing
All	9	28N	35E	640.00	Pershing
Lots 1 & 2, E/2 NW/4, N/2 NE/4 SW/4, SE/4 NE/4 SW4, E/2	19	28N	35E	483.98	Pershing
All	21	28N	35E	640.00	Pershing
All	29	28N	35E	640.00	Pershing
All	33	28N	35E	640.00	Pershing
S/2	33	29N	35E	320.00	Pershing
All*	5	33N	40E	612.06	Humboldt
All*	9	34N	40E	640.00	Humboldt
NW4SW4, E2SE4, SW4SE4*	13	34N	40E	160.00	Humboldt
S/2*	27	34N	40E	320.00	Humboldt
E/2*	29	34N	40E	320.00	Humboldt
E/2 SE/4	5	37N	40E	80.00	Humboldt
All*	33	34N	40E	640.00	Humboldt
All	7	38N	40E	506.40	Humboldt
All	19	38N	40E	504.44	Humboldt
All	31	38N	40E	502.40	Humboldt
Lots 3 & 5, E/2 NW/4, SW/4*	3	31N	42E	318.49	Lander
All*	9	31N	42E	640.00	Lander
W2*	15	31N	42E	320.00	Lander
All*	21	31N	42E	640.00	Lander
All*	23	31N	42E	640.00	Lander
All*	25	31N	42E	640.00	Lander
All*	27	31N	42E	640.00	Lander
W/2, S/2 NE/4	27	32N	42E	400.00	Lander
Added to SFPG 1-17-96 ~~All~~	~~13~~	~~33N~~	~~42E~~	~~640.00~~	~~Humboldt~~
" ~~All~~	~~25~~	~~33N~~	~~42E~~	~~640.00~~	~~Humboldt~~
All	35	33N	42E	640.00	Humboldt

All	1	30N	43E	639.42	Lander
All	5	30N	43E	640.48	Lander
All	7	30N	43E	617.78	Lander
NE/4: Lots 1,2,4 of NW/4 (Exc. 21.22 acs deeded to US) Lots 8, 9,10,11 and 12	1	31N	43E	454.01	Lander
Lots 3 & 4, S/2 NW/4, SW/4	5	31N	43E	293.88	Lander
S/2 NW/4, lots 3 and 4	7	31N	43E	238.56	Lander
SW/4 SW/4	13	31N	43E	40.00	Lander
N/2, SW/4	25	31N	43E	475.04	Lander
SE/4*	25	31N	43E	160.00	Lander
E/2 W/2, E/2 NW/4 NW/4, N/2 SW/4 NW/4, S/2 NW/4 SW/4, SW/4 SW/4	29	31N	43E	260.00	Lander
All	31	31N	43E	639.56	Lander
Released 10-10-86					
~~All~~	~~5~~	~~33N~~	~~43E~~	~~649.00~~	~~Humboldt~~
~~All~~	~~7~~	~~33N~~	~~43E~~	~~625.80~~	~~Humboldt~~
~~All~~	~~9~~	~~33N~~	~~43E~~	~~640.00~~	~~Humboldt~~
All	25	33N	43E	640.00	Humboldt
~~N2~~	~~27~~	~~33N~~	~~43E~~	~~320.00~~	~~Humboldt~~
~~All~~	~~31~~	~~33N~~	~~43E~~	~~631.00~~	~~Humboldt~~
NE4	35	33N	43E	160.00	Humboldt
N2 & SW4	3	31N	44E	559.80	Lander
SE4*	3	31N	44E	160.00	Lander
All	5	31N	44E	714.60	Lander
All	7	31N	44E	640.60	Lander
N2 & SW4	9	31N	44E	480.00	Lander
SE4*	9	31N	44E	160.00	Lander
N2 & SW4	17	31N	44E	480.00	Lander
SE4*	17	31N	44E	160.00	Lander
N2, SW4 & W2SE4	19	31N	44E	562.44	Lander
E2SE4*	19	31N	44E	80.00	Lander
All	5	32N	44E	677.25	Humboldt
E2NW4, NE4 & E2SE4	7	32N	44E	320.00	Humboldt
All	9	32N	44E	698.24	Humboldt
All	15	32N	44E	640.00	Lander
E2SW4, S2NW4, & NE4	17	32N	44E	320.00	Humboldt
NE4	21	32N	44E	160.00	Lander
All	23	32N	44E	640.00	Lander
N2, N2SW4, SW4SE4	27	32N	44E	440.00	Lander
NE4, S2NW4 & S2	35	32N	44E	508.72	Lander
N2 & SW4*	15	30N	45E	480.00	Lander

NE4 & S2	21	30N	45E	480.00	Lander
NW4*	21	30N	45E	160.00	Lander
NE4 & S2	29	30N	45E	480.00	Lander
NW4*	29	30N	45E	160.00	Lander
All	5	30N	46E	641.60	Lander
W2	21	30N	46E	320.00	Lander
Lots 1, 2, 7 & 8, SE/4	29	30N	46E	317.60	Lander
E/2 NE/4; NW/4 NE/4, NE/4 SE/4, NE/4 SE/4 SE/4, SW/4 NE/4: Lots 2, 4,5,7,8,9,11 & S/2 Lot 1 of NW/4	31	30N	46E	405.73	Lander
All	3	29N	47E	640.00	Lander
All	5	29N	47E	640.00	Lander
All	11	29N	47E	640.00	Lander
All	13	29N	47E	710.32	Lander
S/2 NW/4, NE/4, N/2 S/2, SE/4 SE/4, SW/4 SW/4	17	29N	47E	480.00	Lander
E/2 NE/4, Lots 4,5,9-16, SE/4	19	29N	47E	615.88	Lander
All	21	29N	47E	640.00	Lander
All	23	29N	47E	640.00	Lander
All	27	29N	47E	640.00	Lander
NE/4	29	29N	47E	160.00	Lander
NE/4, NE/4 SE/4	31	29N	47E	200.00	Lander
N/2, N/2 S/2	33	29N	47E	480.00	Lander
N2	17	35N	51E	320.00	Eureka
			TOTAL	87,730.10	more or less

− 2,865.80 Att Rel. 10-10-86
84,864.30
− 80.00 7-31N-43E
+304.00
−15,765.94 Sev. min. to SFP
69,322.36

*Mineral rights only with right of surface entry.

27-05p-2001 BOOK 203 PAGE 547

BOOK 248 PAGE 237 FRAME ___ BOOK 303 PAGE 442

234397

NE4 & S2	21	30N	45E	480.00	Lander
NW4*	21	30N	45E	160.00	Lander
NE4 & S2	29	30N	45E	480.00	Lander
NW4*	29	30N	45E	160.00	Lander
All	5	30N	46E	641.60	Lander
W2	21	30N	46E	320.00	Lander
Lots 1, 2, 7 & 8, SE/4	29	30N	46E	317.60	Lander
E/2 NE/4; NW/4 NE/4, NE/4 SE/4, NE/4 SE/4 SE/4, SW/4 NE/4: Lots 2, 4,5,7,8,9,11 & S/2 Lot 1 of NW/4	31	30N	46E	405.73	Lander
All	3	29N	47E	640.00	Lander
All	5	29N	47E	640.00	Lander
All	11	29N	47E	640.00	Lander
All	13	29N	47E	710.32	Lander
S/2 NW/4, NE/4, N/2 S/2, SE/4 SE/4, SW/4 SW/4	17	29N	47E	480.00	Lander
E/2 NE/4, Lots 4,5,9-16, SE/4	19	29N	47E	615.88	Lander
All	21	29N	47E	640.00	Lander
All	23	29N	47E	640.00	Lander
All	27	29N	47E	640.00	Lander
NE/4	29	29N	47E	160.00	Lander
NE/4, NE/4 SE/4	31	29N	47E	200.00	Lander
N/2, N/2 S/2	33	29N	47E	480.00	Lander
N2	17	35N	51E	320.00	Eureka

TOTAL 87,730.10 more or less

B2714P0564

OFFICIAL RECORDS
HUMBOLDT CO. NV.
RECORD REQUESTED BY
SANTA FE PACIFIC
MINING, INC.
88 FEB 8 AM 11:51
BOOK 248 PAGE 237
EVELYN HARMON
RECORDER
FEE 11.00 FILE NO. 285124

RECORDED AT THE REQUEST OF SFP Minerals Corp
BOOK 171 PAGE 246
'88 JAN 11 P2:41
OFFICIAL RECORDS
EUREKA COUNTY, NEVADA
M.N. REBALEATI, RECORDER
FILE NO. 115555
FEE $ 11.00

234397
OFFICIAL RECORDS
CHURCHILL COUNTY, NEVADA
RECORDED BY
SFP Minerals Corp.
'88 JAN 25 AM 11:31
COUNTY RECORDER
FEE 11.00 DEP.

*Mineral rights only with right of surface entry.

OFFICIAL RECORDS
LANDER CO. NEV
RECORD REQUESTED BY
SFP Minerals Corp.
87 DEC 16 PM 1:38
RAYE K. FAGG
RECORDER
FEE 11.00 DEP.

148548

OFFICIAL RECORDS
PERSHING CO. NEVADA
RECORD REQUESTED BY
SFP Minerals Corp
'87 NOV 25 AM 11:59
ROLL 203 PAGE 541
JOHN LACA
COUNTY RECORDER
FEE 11.00 DEP. FILE NO. 160283
INDEXED
COMPARED

BOOK 171 PAGE 262

END OF DOCUMENT

ROYALTY DEED

THIS ROYALTY DEED made this 6th day of June, 1988, by and between SFP Minerals Corporation, a Delaware corporation, and Santa Fe Pacific Mining, Inc., a Kansas corporation (collectively, "Grantor"), whose address is P. O. Box 27019, Albuquerque, New Mexico 87125, and Western States Minerals Corporation, a Utah corporation ("Grantee"), whose address is 4975 Van Gordon Street, Wheat Ridge, Colorado 80033.

Grantor, for valuable consideration the receipt and sufficiency of which are hereby acknowledged by Grantee, grants to Grantee a Net Smelter Royalty equal to 2% of the Net Smelter Returns received from the sale of any ores, minerals, or mineral substances derived from any portion of the lands or mining claims described in Schedule I hereto (the "Property"). "Net Smelter Returns" means the total of all amounts received by Grantor from the smelter, refinery, or other purchaser of any ore, minerals, or mineral substances derived from the Property, less (1) custom smelting costs, treatment charges and penalties, including but without being limited to metal losses, penalties for impurities, and charges for refining, selling, and transportation from smelter to refinery and from refinery to

market, (2) costs of transporting minerals from the concentrator to a smelter or other place of treatment, and (3) production, severance, sales, and privilege taxes and other taxes measured by production or the value of production. Payment of the Net Smelter Royalty granted herein shall be made within 10 days after receipt of final payment by Grantor or final settlement by the smelter or refinery, whichever occurs first, for the minerals for which the Net Smelter Royalty is payable. In lieu of the cash production royalty specified herein, Grantee shall have the right to take its production royalty in kind by delivery of 2% of all returnable precious metals to Grantee's metals account at the refinery to which Grantor ships its production. Grantee shall bear its proportional part of the items enumerated in (1) through (3), above. Grantee may elect to take production royalty in kind by notice to Grantor at least 30 days prior to the first taking in kind. Grantee may change its election to take production royalty in kind subsequently by 30 days prior notice to Grantor but may not change the form of payment of production royalty more frequently than once in any 12 calendar months. All payments to be made by Grantor to Grantee shall be made by mailing or delivering Grantor's check or draft to Grantee's address as set forth in this Royalty Deed.

The production royalty granted hereunder shall be payable only from actual production from the Property, whether produced and saved by Grantor or otherwise. Grantor shall have the full, exclusive, and unconditional right to relocate, amend, apply for mineral patents, defend contests or adverse claims,

and to negotiate settlement thereof with respect to any and all of the mining claims included in the property, provided that Grantee's royalty granted in this Royalty Deed shall attach to the extent hereof to such claims as relocated, amended or patented.

Upon the expiration or termination of the Agreements described in Schedule I to this Agreement, Grantee's net Smelter Royalty shall terminate and Grantee shall execute and deliver to Grantor a good, sufficient, and recordable instrument evidencing such termination.

TO HAVE AND TO HOLD the above-described royalty, together with all and singular the rights and appurtenances thereto in anywise belonging, unto the said Grantee, its successors and assigns for the term stated herein.

IN WITNESS WHEREOF, the said Grantor has caused this Royalty Deed to be executed the day and year first above written.

SFP MINERALS CORPORATION

By: R. T. Zitting
Name: R. T. Zitting
Title: President

ATTEST:

By: B. E. Martin
Assistant Secretary

[SEAL]

060388

SANTA FE PACIFIC MINING, INC.

By: [signature]
Name: K. Sageser
Title: Vice-President

ATTEST:

By [signature]
Secretary

[SEAL]

STATE OF NEW MEXICO)
)ss.
COUNTY OF BERNALILLO)

The foregoing instrument was acknowledged before me this 8th day of June, 1988 by R. T. Zitting, as President of SFP Minerals Corporation, a Delaware corporation.

Laurie L. Frantz
Notary Public

My commission expires:

June 21, 1989

[SEAL]

OFFICIAL SEAL
LAURIE L. FRANTZ
NOTARY PUBLIC - STATE OF NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires 6-21-89

STATE OF NEW MEXICO)
)ss.
COUNTY OF BERNALILLO)

The foregoing instrument was acknowledged before me this 8th day of June, 1988 by K. Sageser, as Vice President of Santa Fe Pacific Mining, Inc., a Kansas corporation.

Laurie L. Frantz
Notary Public

My commission expires:

June 21, 1989

[SEAL]

OFFICIAL SEAL
LAURIE L. FRANTZ
NOTARY PUBLIC - STATE OF NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires 6-21-89

SCHEDULE I
TO ROYALTY DEED BETWEEN
SFP MINERALS CORPORATION AND SANTA FE PACIFIC MINING, INC.
AND
WESTERN STATES MINERALS CORPORATION

Dated June 6, 1988

1. "Minerals Sublease" dated June 5, 1988, by and between SFP Minerals Corporation and Santa Fe Pacific Mining, Inc., a memorandum of which is being recorded in the official records of Pershing County covering the following described real property in Pershing County:

Township 28 North, Range 32 East, M.D.M.

Section 25: N/2, N/2 S/2, S/2 SE/4, SE/4 SW/4

Section 35: All

containing 1,240 acres, more or less.

2. "Mining Lease and Purchase Option" dated December 10, 1986, by and between Marion M. Schendel and C. Nevada Whitlock; individually and as Co-Trustees for the Trust of Marion M. Schendel and Clarisa E. Schendel (deceased) dated March 21, 1977, and Santa Fe Pacific Mining, Inc., a memorandum of which is recorded in Book 200, Page 159 in the official records of Pershing County covering the following described property in Pershing County:

Name of Claim	Recorded Book	Recorded Page	BLM Serial Number
RF 1-5	104	299-303	130963-130967
RF 6	142	403	130968
SH 1-12	104	305-316	130969-130980
SH 13-45	110	228-260	158256-158288
SH 46	142	404	165746

SH 48-49	111	378-379	164906-164907
SH 50-57	117	577-584	186796-186803
SH 58-59	121	271-272	192818-192819
SH 60-75	117	273-287	186806-186821
SH 76-90	121	273-287	192820-192834
SH 97-98	122	330-331	202432-202834
SH 200-204	142	406-410	262436-262440
Golden Hope	121	315	194233
Bailie 1	121	314	194232

together with any fraction claims or rights now owned or hereinafter acquired by Owner while this Lease is in effect, any portion of which is situated within the exterior boundary of the claims described above. Located in Section 24 and 26, Township 28 North, Range 32 East, M.D.B.&M.

6

MINERALS LEASE SPL-6700

This Minerals Lease is dated and effective as of the 17th day of August, 1987 ("Effective Date") by and between Southern Pacific Land Company ("Lessor") and SFP Minerals Corporation ("Lessee").

In consideration of the promises stated below Lessor and Lessee agree to the provision of this Minerals Lease.

Article 1. (a) Grant. Lessor leases to Lessee for the Term all of the Property described on Annex A, which is attached to and a part of this Minerals Lease, for the purposes of exploring for, developing, mining, recovering, processing, transporting and otherwise using, enjoying and exploiting Minerals and to use so much of the surface of the Property as necessary for mining, construction of plants or machinery or other structures incidental to mining and storage of waste or other material resulting from the normal and customary use of the Property for mining purposes. Minerals shall mean all naturally occuring substances and materials located at or below the surface of the land which have value when removed from the earth except Excluded Substances. Excluded Substances shall mean bed, bank and bar placer deposits commonly known as wet stream placers; common varieties of construction materials such as rock, sand and gravel (except Lessee may use amounts of these construction materials necessary and incidental to the rights granted to Lessee hereunder); geothermal steam, liquids or brines; oil and gas and all other hydrocarbons except coal, whether in gaseous or liquid form; sulfur produced in association with such hydrocarbons and carbon dioxide.

(b) Qualification. Lessee's rights under this Minerals Lease shall be subject to and qualified by:

(i) all leases, contracts, deeds and other instruments in effect on the Effective Date to the extent they affect any portion of the Property;

(ii) all restrictions and limitations on Lessor's ownership of Minerals existing on the Effective Date; and

(iii) Lessor's reserved right to manage and enjoy the surface of the Property in a manner that does not unreasonably interfere with or impede Lessee's rights with respect to Minerals.

Article 2. Duration. The Term shall extend from the Effective Date for a period of 25 years and for so long thereafter as Lessee continues to exercise the rights granted in Article 1(a) on any portion of the Property, which exercise shall be sufficient to keep this Minerals Lease in effect as to the whole Property.

Article 3. Surface Disturbance. In the event Lessee damages or destroys merchantable trees or crops growing on the surface of the Property or structures or facilities located on the surface of the Property, Lessee shall compensate Lessor the cost of the damage or destruction to such trees, crops, structures or facilities. Lessee shall not be liable to Lessor for damage or destruction of the surface of the Property or of any surface or underground water sources on the Property. Lessor consents to Lessee's recovery of Minerals by all mining methods now or hereafter known including all surface methods.

Article 4. Taxes. Lessee shall pay all taxes imposed upon the Property as a result of Lessee's activities in exploiting Minerals on the Property. Lessee may contest the assessment of any such tax in accordance with law and may withhold payment of any contested tax pending the outcome of the contest.

Article 5. Subleasing and Assignment. Lessee shall notify Lessor not less than 30 days in advance of any sublease or assignment of this Minerals Lease, in whole or part, to any person, except that Lessee may assign or sublease this Minerals Lease, in whole or part, to any affiliate of Lessee at Lessee's discretion. An affiliate of Lessee shall mean any corporation which is a direct or indirect parent or subsidiary of Lessee or is under common ownership of Lessee or any entity which Lessee controls by ownership of interests or securities, by contact or by other legal or equitable means.

Article 6. Subsequent Instruments. Lessor shall make all deeds, contracts, leases, licenses, easements and other instruments which transfer rights in or to any portion of the surface of the property expressly subject to Lessee's rights under this Minerals Lease.

Article 7. Legal Compliance. Lessee shall comply with all constitutions, statutes, regulations, rules, orders, decisions, ordinances and other acts of governmental authorities with valid jurisdiction over the Property or Lessee's activities on the Property.

Article 8. Surrender. At any time Lessee may surrender any portion of the Property to Lessor and thereby terminate its rights and obligations under this Minerals Lease in the portion of the Property surrendered, except any such obligations arising out of laws relating to environmental protection and reclamation.

Article 9. Recordation. A memorandum of this Minerals Lease shall be recorded by Lessee in the land records of each county where the Property is located.

Article 10. Successors and Assigns. This Minerals Lease shall be binding upon and inure to the benefit of all successors and assigns of Lessor and Lessee.

Article 11. Property Revenues. During the Term Lessee shall receive the revenues otherwise payable to Lessor from all leases, licenses, contracts and agreements on the Property for which the sole purpose is mining, mineral prospecting, or any mining or hard mineral related endeavor.

Article 12. Indemnification.

(a) Lessee shall release, idemnify and defend Lessor from and against all liability, cost and expense (including, without limitation, attorney's fees in addition to costs of suit and judgment) for loss of or damage to any property or loss of the use thereof or for injury to or death of any person when arising or resulting from:

(i) the use of the Property by Lessee, its assigns, agents, employees, or invitees, or

(ii) Lessee's breach of any provision of this Lease,

whether or not caused or contributed to by the negligence, active or passive or otherwise, of Lessor, its employees, agents, invitees or any other person.

(b) Lessee shall, at its expense, comply with all applicable laws, regulations, rules and orders, regardless of when they become or became effective, including without limitation those relating to health, safety, noise, environmental protection, waste disposal, and water and air quality, and furnish satisfactory evidence of such compliance to Lessor upon request.

Lessee shall indemnify, hold harmless and defend Lessor against all liability, cost and expense (including, without limitation, attorneys' fees) incurred by Lessor as a result of Lessee's breach of this Article 12 or as a result of any discharge, leakage, spillage, emission or pollution due to Lessee's use and occupancy, regardless of whether such liability, cost or

expense arises during after the Term, unless such liability, cost or expense is proximately caused solely by the active negligence of Lessor.

(c) "Lessor", as used in this Article 12 includes Lessor, its subsidiaries, successors, affiliates, Santa Fe Southern Pacific Corporation, its subsidiaries, affiliates, successors and assigns. Lessee shall pay all amounts due Lessor under this Article within 10 days after any such amounts become due.

SOUTHERN PACIFIC LAND COMPANY

By ______________________

Its ______________________

SFP MINERALS CORPORATION

By ______________________

Its Vice President

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

The foregoing instrument was acknowledged before me this 15th day of May, 1987 by P. F. Weber, Vice President of SFP MINERALS CORPORATION, a Delaware corporation, on behalf of said corporation.

Notary Public

My Commission Expires:

September 20, 1990

STATE OF CALIFORNIA)
) ss.
City and County of San Francisco)

On this 19th day of August in the year One Thousand Nine Hundred and Eighty Seven before me, J. L. Lyons, a Notary Public in and for the City and County of San Francisco, State of California, personally appeared P. C. Smailey, personally known to me or proved to me on the basis of satisfactory evidence to be the person who executed the within instrument as the Regional Manager of the Corporation that executed the within instrument and acknowledged to me that such corporation executed the within instrument pursuant to its by-laws or a resolution of its board of directors.

WITNESS my hand and official seal.

Notary Public in and for the City and County of San Francisco, State of California.

My Commission Expires:

1-12-90

OFFICIAL SEAL
J.L. LYONS
NOTARY PUBLIC — CALIFORNIA
San Francisco County
My Commission Expires Jan. 12, 1990

ANNEX A

PERSHING COUNTY, NEVADA

Section	Description		Acres
	Township 34 North, Range 38 East		
9	SW/4		160.00
17	Lots 1, 2, W/2 NE/4		132.55
21	Lots 2, 3, 4, W/2 E/2, W/2		558.18
33	All		584.40
		Total	1,435.13
	Township 33 North, Range 30 East		
3	W/2, E/2 NE/4 NE/4		343.06 (340.45 ?)
9	NE/4, NE/4 NW/4		200.00
11	E/2, E/2 W/2		480.00
13	All		640.00
23	All		640.00
25	NW/4, W/2 NE/4, NE/4 NE/4, S/2 SW/4, NW/4 SW/4, N/2 NW/4 SE/4, Part of S/2 SW/4 SE/4		437.31
		Total	2,740.37
	Township 33 North, Range 34 East		
1	E/2		320.05
13	All		640.00
		Total	960.05
	Township 33 North, Range 35 East		
3	W/2, E/2 westerly of railroad right-of-way		448.05
5	All		645.39
9	All		640.00
10	Part NE/4, E/2 NW/4, SW/4 westerly of right-of-way		232.00
15	Part westerly of right-of-way		117.62
17	All		642.66
21	Part north and west of right-of-way		445.98
		Total	3,171.70

PERSHING COUNTY, NEVADA

Section	Description	Acres
	Township 32 North, Range 33 East	
add 29		110.00
31	NW/4 SW/4 NW/4 NE/4, S/2 S/2 NW/4 NE/4, S/2 SE/4 NE/4 NW/4, NE/4 SE/4 NW/4, N/2 SE/4 SE/4 NW/4, SE/4 SE/4 SE/4 NW/4, SW/4 NE/4, SE/4 NE/4, SE/4, E/2 SW/4 NE/4 SW/4, E/2 SE/4 SW/4, E/2 NW/4 SE/4 SW/4, SE/4 NE/4 NE/4 NE/4, SE/4 NE/4 NE/4, NW/4 SE/4 NE/4 SW/4, S/2 SE/4 NE/4 SW/4, S/2 SW/4 NE/4 NE/4	327.50
33	SE/4 NE/4, W/2 NE/4, W/2, N/2 SE/4, SE/4 SE/4	536.43
add 31L		80.00
~~35~~ Deeded to SFPG 1-17-96	~~All~~	~~640.00~~
	Total	1,503.93
	Township 32 North, Range 38 East	
9	All	640.00
15	All	640.00
17	SE/4	160.00
21	All	640.00
27	All	640.00
29	All	640.00
33	NE/4, S/2	480.00
	Total	3,840.00
	Township 31 North, Range 33 East	
5	E/2, N/2 NW/4, N/2 SW/4 NW/4, NE/4 SE/4 SW/4 NW/4, S/2 SE/4 SW/4 NW/4, SE/4 NW/4, E/2 NE/4 SW/4, E/2 W/2 NE/4 SW/4, NW/4 NW/4 NE/4 SW/4, SW/4 SW/4 NE/4 SW/4, NE/4 NW/4 SW/4, NE/4 NW/4 NW/4 SW/4, E/2 NE/4 SW/4 SW/4, N/2 SE/4 SW/4 SW/4, N/2 SE/4 SW/4, N/2 SW/4 SE/4 SW/4, SE/4 SW/4 SE/4 SW/4, SE/4 SE/4 SW/4	568.10
17	E/2, NE/4 NE/4 NW/4, NE/4 NW/4 NE/4 NW/4, S/2 NW/4 NE/4 NW/4, S/2 NE/4 NW/4, SE/4 NW/4 NW/4, NE/4 SW/4 NW/4, E/2 SE/4 SW/4 NW/4, SE/4 NW/4, E/2 NE/4 NW/4 SW/4, NE/4 SW/4 NW/4 SW/4, S/2 NW/4 SW/4, NE/4 SW/4 NW/4 SW/4, NE/4 SW/4 SW/4, NE/4 NW/4 SW/4 SW/4, N/2 SE/4 SW/4 SW/4, SE/4 SE/4 SW/4 SW/4, E/2 SW/4 except 6.51 acres in right-of-way	538.49
	Total	1,106.59

ANNEX A

PERSHING COUNTY, NEVADA

Section	Description	Acres
	Township 31 North, Range 36 East	
11	NW/4, W/2 E/2, SE/4 NE/4, SE/4 SE/4	400.00
	Total	400.00
	Township 31 North, Range 38 East	
5	All	641.98
17	All	640.00
	Total	1,281.98
	Township 30 North, Range 30 East	
27	All	640.00
33	All	640.00
35	N/2 SW/4, SE/4, N/2	560.00
	Total	1,840.00
	Township 29 North, Range 30 East	
1	All	640.60
3	All	639.12
5	All	637.32
7	All	639.64
11	All	640.00
13	All, except S/2 SE/4 NE/4	620.00
15	NE/4, S/2 all Sec. owned in fee by SFPMC (Trinity)	~~480.00~~
17	All	640.00
19	All	640.64
21	E/2, W/2 W/2, SE/4 SW/4, E/2 E/2 NW/4	560.00
29	All	640.00
	Total	6,777.32
	Township 28 North, Range 28 East	
23	All	640.00
27	All	640.00
35	NE/4, W/2, S/2 SE/4	560.00
	Total	1,840.00
	Township 28 North, Range 32 East	
13	All	640.00
	Total	640.00

PERSHING COUNTY, NEVADA

Section	Description		Acres
	Township 28 North, Range 33 East		
11	W/2, SW/4 SE/4, W/2 NE/4		440.00
17	All		640.00
27	All		640.00
29	All		640.00
31	All		640.00
		Total	3,000.00
	Township 28 North, Range 34 East		
31	All		640.40
		Total	640.40
	Township 27 North, Range 28 East		
1	S/2 N/2, NW/4 NW/4, S/2 S/2, N/2 SE/4		458.31
3	All		663.36
11	All		640.00
		Total	1,761.67
add 1-27N-32E			414.00
	Township 27 North, Range 34 East		
5	Lots 1 thru 8		343.80
7	All		631.80
9	N/2, SW/4		480.00
19	All		633.60
21	NE/4, S/2		480.00
27	All		640.00
29	NE/4, N/2 NW/4, SE/4 NW/4, E/2 SE/4		360.00
33	N/2 N/2, SE/4 NE/4, E/2 SE/4, SW/4 SE/4		320.00
35	S/2 NE/4, NW/4, S/2		560.00
		Total	4,449.20
	Township 26 North, Range 34 East		
3	All		639.00
5	E/2		320.40
7	All		636.60
9	N/2 NW/4, SE/4 NW/4, E/2		440.00
15	N/2, NE/4 SE/4, S/2 SE/4, E/2 SW/4		520.00
17	All		640.00
21	All		640.00
23	All		640.00
		Total	4,476.00
		PERSHING COUNTY TOTAL	41,864.34

Containing 41,864.34 acres, more or less

ANNEX A

PERSHING COUNTY, NEVADA

Section	Description	Acres
	Township 28 North, Range 33 East	
11	W/2, SW/4 SE/4, W/2 NE/4	440.00
17	All	640.00
27	All	640.00
29	All	640.00
31	All	640.00
	Total	3,000.00
	Township 28 North, Range 34 East	
31	All	640.40
	Total	640.40
	Township 27 North, Range 28 East	
1	S/2 N/2, NW/4 NW/4, S/2 S/2, N/2 SE/4	458.31
3	All	663.36
11	All	640.00
	Total	1,761.67
	Township 27 North, Range 34 East	
5	Lots 1 thru 8	343.80
7	All	631.80
9	N/2, SW/4	480.00
19	All	633.60
21	NE/4, S/2	480.00
27	All	640.00
29	NE/4, N/2 NW/4, SE/4 NW/4, E/2 SE/4	360.00
33	N/2 N/2, SE/4 NE/4, E/2 SE/4, SW/4 SE/4	320.00
35	S/2 NE/4, NW/4, S/2	560.00
	Total	4,449.20
	Township 26 North, Range 34 East	
3	All	639.00
5	E/2	320.40
7	All	636.60
9	N/2 NW/4, SE/4 NW/4, E/2	440.00
15	N/2, NE/4 SE/4, S/2 SE/4, E/2 SW/4	520.00
17	All	640.00
21	All	640.00
23	All	640.00
	Total	4,476.00
	PERSHING COUNTY TOTAL	41,864.34

Containing 41,864.34 acres, more or less.

12.00

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 13th day of June, 2007

AMONG:

RYE PATCH GOLD CORP., a company having a head office at Suite 1740, 1170 West Hastings Street, Vancouver, British Columbia, V6E 2K3

(the "**Issuer**");

AND:

PACIFIC CORPORATE TRUST COMPANY, a British Columbia company having an office at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

(the "**Escrow Agent**");

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER

(a "**Securityholder**" or "**you**")

(collectively, the "**Parties**").

This Agreement is being entered into by the Parties under National Policy 46-201 *Escrow for Initial Public Offerings* (the "**Policy**") in connection with the proposed distribution (the "**IPO**"), by the Issuer, an emerging issuer, of units of the Issuer, each unit comprising of one common share of the Issuer and one-half of one common share purchase warrant.

For good and valuable consideration, the Parties agree as follows:

PART 1: ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities **(escrow securities)** listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities (**additional escrow securities**):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities**, it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2: RELEASE OF ESCROW SECURITIES

2.1 Release Schedule for an Established Issuer

2.1.1 Usual case

If the Issuer is an **established issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

2.1.2 Alternate meaning of "listing date"

If the Issuer is an established issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.1.3 If there is a permitted secondary offering

(1) If the Issuer is an established issuer and you have sold in a permitted secondary offering 25% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3%.

(2) If the Issuer is an established issuer and you have sold in a permitted secondary offering less than 25% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/4 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3% after completion of the release on the listing date.

2.1.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.2 Release Schedule for an Emerging Issuer

2.2.1 Usual case

If the Issuer is an **emerging issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/10 of your escrow securities
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

2.2.2 Alternate meaning of "listing date"

If the Issuer is an emerging issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if:

(a) the Issuer's securities are not listed on a Canadian exchange immediately after its IPO; or

(b) the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.2.3 If there is a permitted secondary offering

(1) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering 10% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3%.

(2) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering less than 10% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/10 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3% after completion of the release on the listing date.

2.2.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.3 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

PART 3: EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Becoming an Established Issuer

If the Issuer is an emerging issuer on the date of this Agreement and, during this Agreement, the Issuer:

(a) lists its securities on The Toronto Stock Exchange Inc.;

(b) becomes a TSX Venture Exchange Inc. **(TSX Venture)** Tier 1 issuer; or

(c) lists or quotes its securities on an exchange or market outside Canada that its "principal regulator" under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (in Quebec under Staff Notice, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*) or, if the Issuer has only filed its IPO prospectus in one jurisdiction, the securities regulator in that jurisdiction, is satisfied has minimum listing requirements at least equal to those of TSX Venture Tier 1,

then the Issuer becomes an **established issuer.**

3.2 Release of Escrow Securities

(1) When an emerging issuer becomes an established issuer, the release schedule for its escrow securities changes.

(2) If an emerging issuer becomes an established issuer 18 months or more after its listing date, all escrow securities will be released immediately.

(3) If an emerging issuer becomes an established issuer within 18 months after its listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its

listing date, will be released immediately. Remaining escrow securities will be released in equal installments on the day that is 6 months, 12 months and 18 months after the listing date.

3.3 Filing Requirements

Escrow securities will not be released under this Part until the Issuer does the following:

(a) at least 20 days before the date of the first release of escrow securities under the new release schedule, files with the securities regulators in the jurisdictions in which it is a reporting issuer

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating

(A) that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition, and

(B) the number of escrow securities to be released on the first release date under the new release schedule, and

(ii) a copy of a letter or other evidence from the exchange or quotation service confirming that the Issuer has satisfied the condition to become an established issuer; and

(b) at least 10 days before the date of the first release of escrow securities under the new release schedule, issues and files with the securities regulators in the jurisdictions in which it is a reporting issuer a news release disclosing details of the first release of the escrow securities and the change in the release schedule, and sends a copy of such filing to the Escrow Agent.

3.4 Amendment of Release Schedule

The new release schedule will apply 10 days after the Escrow Agent receives a certificate signed by a director or officer of the Issuer authorized to sign

(a) stating that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition;

(b) stating that the release schedule for the Issuer's escrow securities has changed;

(c) stating that the Issuer has issued a news release at least 10 days before the first release date under the new release schedule and specifying the date that the news release was issued; and

(d) specifying the new release schedule.

PART 4: DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 5: PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the Canadian exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Schedule "B" signed by the transferee;

(d) copies of the letters sent to the securities regulators described in subsection (3) accompanying the acknowledgement; and

(e) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer, or

(ii) the transfer is to a person or company that

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer, and

(iii) any required approval from the Canadian exchange the Issuer is listed on has been received;

(b) an acknowledgment in the form of Schedule "B" signed by the transferee;

(c) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(d) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Schedule "B" signed by:

(i) the trustee in bankruptcy, or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 4.2 to that financial institution as collateral for a loan on realization of the loan.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the financial institution.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other

registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the trustee of the plan or fund.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 6: BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer
(b) a formal issuer bid for all outstanding equity securities of the Issuer
(c) a statutory arrangement
(d) an amalgamation
(e) a merger
(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b) any other information concerning the business combination as the Escrow Agent may reasonably request.

6.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver

to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(a) the terms and conditions of the business combination have been met or waived; and

(b) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if, immediately after completion of the business combination:

(a) the successor issuer is not an **exempt issuer** (as defined in section 3.2 of the Policy);

(b) you are a **principal** (as defined in section 3.5 of the Policy) of the successor issuer; and

(c) you hold more than 1% of the voting rights attached to the successor issuer's outstanding securities (In calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) As soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination and whether it is an emerging issuer or an established issuer under the Policy, and

(ii) listing the Securityholders whose new securities are subject to escrow under section 6.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 6.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.3.

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is

(a) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs 18 months or more after the Issuer's listing date, all escrow securities will be released immediately; and

(b) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs within 18 months after the Issuer's listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal instalments on the day that is 6 months, 12 months and 18 months after the Issuer's listing date.

PART 7: RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the securities regulators having jurisdiction in the matter and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the

same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

PART 8: OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 10.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith, willful misconduct or gross negligence, exceed the

amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9: NOTICES

9.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

> Pacific Corporate Trust Company
> 2nd Floor, 510 Burrard Street
> Vancouver, BC V6C 3B9
>
> Attention: Manager, Corporate Trust
>
> Fax: 604-689-8144

9.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

> Rye Patch Gold Corp.
> #1740 - 1170 West Hastings Street
> Vancouver, BC V6E 2K3
>
> Attention: the President
>
> Fax: 604-638-1589

9.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

9.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 10: GENERAL

10.1 Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

10.2 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

10.3 Time

Time is of the essence of this Agreement.

10.4 Incomplete IPO

If the Issuer does not complete its IPO and has become a reporting issuer in one or more jurisdictions because it has obtained a receipt for its IPO prospectus, this Agreement will remain in effect until the securities regulators in those jurisdictions order that the Issuer has ceased to be a reporting issuer.

10.5 Governing Laws

The laws of British Columbia (the "Principal Regulator") and the applicable laws of Canada will govern this Agreement.

10.6 Jurisdiction

The securities regulator in each jurisdiction where the Issuer files its IPO prospectus has jurisdiction over this Agreement and the escrow securities.

10.7 Consent of Securities Regulators to Amendment

Except for amendments made under Part 3, the securities regulators with jurisdiction must approve any amendment to this Agreement and will apply mutual reliance principles in reviewing any amendments that are filed with them. Therefore, the consent of the Principal Regulator will evidence the consent of all securities regulators with jurisdiction.

10.8 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.9 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.10 Language

This Agreement has been drawn up in the English language at the request of all Parties.

10.11 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.12 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

10.13 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Canadian exchange the Issuer is listed on (or if the Issuer is not listed on a Canadian exchange, by any Canadian exchange) and notice is given to the securities regulators with jurisdiction.

The Parties have executed and delivered this Agreement as of the date set out above.

The Corporate/Common Seal of)
PACIFIC CORPORATE TRUST COMPANY)
(the "Escrow Agent"))
was affixed in the presence of)
)
"Jeff Lunshof") C/S
Authorized Signatory)
)
"Marc Castonguay")
Authorized Signatory)

RYE PATCH GOLD CORP.

Per: _*"Joe Kajszo"*_
Authorized Signatory

Signed, sealed and delivered by **WILLIAM C. HOWALD** in the presence of:	)	
"Annie Rupert" Signature of Witness	)	*"William C. Howald"* WILLIAM C. HOWALD
Annie Rupert Name of Witness	)	

Signed, sealed and delivered by **CYNTHIA JOANN HOWALD** in the presence of:	)	
"Annie Rupert" Signature of Witness	)	*"Cynthia Joann Howald"* CYNTHIA JOANN HOWALD
Annie Rupert Name of Witness	)	

ZAPPA CAPITAL CORP.

Per: _*"Joe Kajszo"*_
Authorized Signatory

Schedule "A" to Escrow Agreement

Securityholders

Name: William C. Howald

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	1,375,000	

Name: Cynthia Joann Howald

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	500,000	

Name: Zappa Capital Corp.

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	1,375,000	

Schedule "B" to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated ______________________ (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated at ____________________ on ______________.

Where the transferee is an individual:

Signed, sealed and delivered by **[Transferee]** in the presence of:	)	
________________________________ Signature of Witness	)	______________________ **[Transferee]**
________________________________ Name of Witness	)	

Where the transferee is not an individual:

[Transferee]

____
Authorized signatory

____
Authorized signatory

```
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```

Job : 78
Date: 5/15/2008
Time: 3:44:08 PM

AGENCY OFFERING AGREEMENT

THIS AGREEMENT dated for reference the 19th day of June, 2007.

BETWEEN:

RYE PATCH GOLD CORP., of #1740 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3

(the "Issuer")

AND:

PACIFIC INTERNATIONAL SECURITIES INC., of 1900 – 666 Burrard Street, Vancouver, British Columbia, V6C 3N1

(the "Agent")

WHEREAS:

A. The Issuer wishes to seek a listing on the TSX Venture Exchange and to raise money for the purposes set forth in its Prospectus, which is to be filed by the Issuer with the Regulatory Authorities, by offering for sale certain of its securities;

B. The Issuer wishes to appoint the Agent to distribute those securities and to provide advice in connection with the Issuer's listing application with the TSX Venture Exchange, and the Agent is willing to accept the appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:

1. DEFINITIONS

In this Agreement:

(a) "Acts" means the Securities Acts or equivalent securities legislation, together with the regulations and rules made thereunder, of the Qualifying Jurisdictions;

(b) "Agent" means Pacific International Securities Inc.;

(c) "Agent's Commission" means the commission payable by the Issuer to the Agent pursuant to subsection 3.1;

(d) "Applicable Securities Laws" means the Acts and the respective regulations, rules, instruments, blanket rulings and orders made thereunder, together with applicable published fee schedules, prescribed forms, policy statements and other regulatory instruments of the Commissions;

(e) "Certificates" means the certificates representing the Shares and the Warrants in the names and denominations directed by the Agent, and the certificates representing the Compensation Options in the names and denominations directed by the Agent;

(f) "Closing Date" has the meaning ascribed thereto in subsection 9.3;

(g) "Closing Time" has the meaning ascribed thereto in subsection 9.3;

(h) "Commissions" means the British Columbia, Alberta and Ontario Securities Commissions;

(i) "Common Shares" means the common shares in the capital of the Issuer;

(j) "Compensation Options" means the options of the Issuer to be issued to the Agent pursuant to subsection 3.2;

(k) "Corporate Finance Fee" means the $25,000 plus G.S.T. which is payable by the Issuer to the Agent in partial consideration of the services performed by the Agent under this Agreement;

(l) "Effective Date" means the date on which a receipt for the Final Prospectus is issued by or on behalf of the Commissions;

(m) "Exchange" means the TSX Venture Exchange;

(n) "Final Prospectus" means the final prospectus filed or intended to be filed by the Issuer with the Regulatory Authorities in connection with the Offering and any amendments to it which may be filed with the Regulatory Authorities;

(o) "Listing Date" means the date the Shares are listed for trading on the Exchange;

(p) "Material Change" has the meaning ascribed thereto in the Acts;

(q) "Material Fact" has the meaning ascribed thereto in the Acts;

(r) "Offering" means the offering of 8,000,000 Units under the Prospectus and any Units offered and sold pursuant to the exercise of the Over-allotment Option;

(s) "Offering Price" means the price at which the Units are offered for sale under the Prospectus, being $0.50 per Unit;

(t) "Option Shares" means the previously unissued Common Shares in the capital of the Issuer, as presently constituted, which may be issued upon the exercise of the Compensation Options;

(u) "Over-allotment Option" has the meaning ascribed thereto in subsection 7.7;

(v) "Preliminary Prospectus" means the preliminary prospectus filed by the Issuer with the Regulatory Authorities in connection with the Offering and any amendments to it which may be filed with the Regulatory Authorities;

(w) "Proceeds" means the gross proceeds of the Offering, less;

 (i) that portion of the Agent's Commission payable in cash;

 (ii) the expenses of the Agent, including the reasonable fees and disbursements of the Agent's legal counsel, incurred in connection with the Offering and not paid by the Issuer; and

 (iii) any amount attached by garnishing order or other form of attachment in accordance with section 13;

(x) "Prospectus" means the Preliminary Prospectus and Final Prospectus, as applicable, filed or intended to be filed by the Issuer with the Regulatory Authorities in connection with the Offering, and the qualification of the issuance of the Units and the Compensation Options and any amendments thereto which may be filed with the Regulatory Authorities;

(y) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta and Ontario and such other jurisdictions where the Offering may legally be sold as determined by the Issuer and the Agent;

(z) "Regulatory Authorities" means the Commissions and the Exchange;

(aa) "Securities" means the Units, the Shares, the Warrants, the Underlying Shares, the Compensation Options and the Option Shares;

(bb) "Shares" means the Common Shares that form part of the Units to be sold under the Offering;

(cc) "Subsidiary" means Rye Patch Gold US Inc., a Nevada incorporated company, 100% of whose shares are owned by the Issuer;

(dd) "Underlying Shares" means the Common Shares to be issued upon exercise of the Warrants;

(ee) "Units" means the Units of the Issuer to be sold under the Offering, including any Units sold pursuant to the exercise of the Over-Allotment Option and any Units issued in partial payment of the Agent's Commission or the Corporate Finance Fee, each comprised of one Share and one-half of a Warrant; and

(ff) "Warrants" means the transferable share purchase warrants of the Issuer one-half of which forms part of the Units to be sold under the Offering, each whole Warrant being exercisable to purchase one Underlying Share at an exercise price of $0.75 for a period of 24 months from the Closing Date.

2. APPOINTMENT OF AGENT

2.1 The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and agrees to act as the exclusive agent of the Issuer and to offer the Units for sale pursuant to the Prospectus at the Offering Price on a commercially reasonable efforts basis.

2.2 The Agent will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

2.3 The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investment dealers, the fees of whom shall be the responsibility of the Agent and who may or who may not be offered part of the commissions or securities to be received by the Agent pursuant to this Agreement.

2.4 If the Agent determines in its sole judgement that particular experience or technical expertise is necessary for the Agent to carry out its obligations under this Agreement, then the Agent may engage third party experts, at the Issuer's reasonable expense, to prepare assessment or technical reports relating to the Issuer and its business.

3. AGENT'S COMMISSION AND FEES

3.1 The Issuer will pay the Agent a commission (the "Agent's Commission") equal to 7% of the gross proceeds of the sale of the Units, whether purchased by the Agent for its own account or for its clients or purchased by other members of the Exchange for their own accounts or for their respective clients payable in cash or, at the discretion of the Agent, in whole or in part in Units at a deemed price of $0.50 per Unit.

3.2 As further consideration for the Agent assisting the Issuer in connection with the Offering, the Issuer will issue to the Agent (or to members of the Agent's selling group in such amounts as the Agent directs) Compensation Options, entitling the holders thereof to purchase for a period of 24 months such number of Option Shares as is equal to 9% of the number of Units sold under the Offering at a price of $0.50 per Option Share.

3.3 The Issuer will also pay to the Agent the Corporate Finance Fee, of which $12,500 (plus G.S.T.) is acknowledged by the Agent as having been paid as a non-refundable deposit with the balance due to the Agent on the Closing Date. The Corporate Finance Fee is payable in cash or, at the discretion of the Agent, in whole or in part in Units at a deemed price of $0.50 per Unit.

3.4 The terms governing the Compensation Options will be set out in the certificates representing the Compensation Options, the form of which will be subject to the approval of the Issuer and the Agent, acting reasonably, and will include provisions for the appropriate adjustment in the class, number and price of the shares issuable upon exercise of the Compensation Options upon the occurrence of certain events, including any subdivision,

consolidation or reclassification of the shares, payment of stock dividends or amalgamation of the Issuer.

3.5 The issue of the Compensation Options will not restrict or prevent the Issuer from obtaining any other financing, nor from issuing additional securities or rights during the period within which the Compensation Options are exercisable.

4. OFFERING TERMS

4.1 The Agent will offer the Units for sale at the Offering Price in the Qualifying Jurisdictions on a commercially reasonable efforts basis in accordance with the Applicable Securities Laws and the policies of the Exchange.

4.2 Residents of the Qualifying Jurisdictions may subscribe for Units by delivering to the Agent on or prior to the Closing Date:

(a) payment of the aggregate subscription price in a manner acceptable to the Agent; and

(b) such documents, certificates and forms as, in the opinion of the Agent, may be required.

4.3 All funds received by the Agent for subscriptions will be held in trust by the Agent or placed in trust with the Issuer's registrar and transfer agent pending completion of the Offering.

4.4 Subject to section 7.4, all subscription funds received by the Agent or the Issuer's registrar and transfer agent will be returned to the subscribers if the Offering does not close by the Closing Date for any reason.

5. SALES INTO THE UNITED STATES

5.1 It is understood and agreed that any offer or sale of Units in the United States or to, or for the account or benefit of a U.S. Person (as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) by the Agent, its broker-dealer affiliates in the United States, or any person acting on their behalf, shall be made to and in accordance with the terms and conditions set out in Schedule "A" to this Agreement, and that the Units will be offered by the Agent for sale by the Issuer directly to purchasers in the United States pursuant to Rule 506 of Regulation D under the U.S. Securities Act. Each party to this Agreement hereby makes the representations, warranties, covenants and agreements attributed to it in Schedule "A" to this Agreement.

6. TERMS OF SECURITIES

6.1 Each Unit will be comprised of one Share and one-half of a Warrant.

6.2 The Warrants will be transferable and each whole Warrant will be exercisable to purchase one Underlying Share at an exercise price of $0.75 for a period of 24 months from the Closing Date.

6.3 The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, nor from issuing additional securities or rights during the period within which the Warrants are exercisable.

6.4 The terms governing the Warrants will include provisions for the appropriate adjustment in class, number and price of the Underlying Shares issuable upon the exercise of the Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares, payment of stock dividends or amalgamation of the Issuer.

7. FILING OF PROSPECTUS AND CONDUCT OF THE OFFERING

7.1 The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its best efforts to have the Prospectus accepted by the Regulatory Authorities and have the Commissions issue receipts for the Preliminary Prospectus and the Final Prospectus.

7.2 The Issuer will provide the Agent with as many copies of the Prospectus as the Agent reasonably requests and the Agent will deliver to each purchaser a copy of the Prospectus sufficiently in advance of the Closing Date such that all withdrawal rights under the Applicable Securities Laws will have expired by the Closing Time.

7.3 Prior to the Effective Date, the Issuer will apply to the Exchange for conditional acceptance of the listing of the Shares, the Underlying Shares, the Option Shares and the Warrants, and, provided that the Issuer is not in breach of its obligations under this Agreement, the Agent will use their commercially reasonable efforts to cause all such documents to be filed by it with the Exchange as may be required by the rules and policies of the Exchange.

7.4 Following the Effective Date and after consulting with the Exchange, the Issuer and the Agent will set the Closing Date and the Closing Time. The Closing Date will be on or before the earlier of the day which is:

(a) 90 days after the Effective Date; and

(b) August 31, 2007, or such other date as the Agent and the Issuer may agree in writing.

If the Offering is not fully subscribed on or before the Closing Date set forth above, all subscription funds received will be returned to the purchasers by the Agent without interest, set-off or deduction unless such purchasers have otherwise instructed the Agent that they still wish to subscribe for the Units under the Offering.

7.5 If, after the Prospectus is first filed with the Regulatory Authorities but before the conclusion of the distribution of the Units under the Prospectus, a material change (as defined in the Acts) occurs in the affairs of the Issuer, the Issuer will:

(a) notify the Agent immediately, in writing, with full particulars of the change;

(b) if required by applicable securities laws, file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, an amendment to the Prospectus, in a form acceptable to the Agent disclosing the material change; and

(c) provide as many copies of that amendment to the Agent, as the Agent may reasonably request.

7.6 After the Offering is completed, the Issuer and the Agent will forthwith file any documents required by the Exchange necessary to list the Issuer on the Exchange and to permit the Shares to commence trading on the Exchange.

7.7 The Company hereby grants to the Agent an option to solicit and accept subscriptions for additional Units (the "Over-allotment Option"), which Over-allotment Option may be exercised by the Agent upon giving written notice to the Company of such exercise at lease 48 hours prior to the Closing Time.

7.8 The number of additional Units subject to the Over-allotment Option will not exceed 25% of the Offering.

7.9 The notice referred to in subsection 7.7 will specify the number of Units to be issued pursuant to the exercise of the Over-allotment Option.

8. OPINIONS AND CERTIFICATES

8.1 Prior to the Agent executing the Agent's certificate attached to the Final Prospectus, the Issuer will deliver the following documents to the Agent and its legal counsel in forms acceptable to them:

(a) a comfort letter of the auditor of the Issuer, dated as of the date of the Final Prospectus and addressed to the Agent and its legal counsel, relating to the accuracy of the financial statements forming part of the Prospectus and the accuracy of the financial, numerical and certain other information disclosed in the Final Prospectus (the "Comfort Letter");

(b) a certificate of the Issuer, dated as of the date of the Final Prospectus and signed by the chief executive officer and the chief financial officer of the Issuer or by such other officer approved by the Agent, certifying certain facts relating to the Issuer and its affairs (the "Officers' Certificate"); and

(c) an opinion of counsel for the Issuer addressed to the Agent and its legal counsel providing a report on the Issuer's title to the material properties of the Issuer disclosed in the Prospectus (the "Title Opinion").

8.2 On the Closing Date, the Issuer will deliver to the Agent:

(a) the Officers' Certificate, updated to the Closing Date;

(b) a "bring-down" version of the Comfort Letter;

(c) an opinion of legal counsel for the Issuer addressed to the Agent and its legal counsel relating to any legal matter in connection with the Prospectus and the creation, issuance and sale of the Securities for which the Agent may reasonably request an opinion;

(d) an opinion of legal counsel for the Issuer addressed to the Agent and its legal counsel relating to any legal matter in connection with the corporate status of the Subsidiary for which the Agent may reasonably request an opinion;

(e) at the Agent's request, an updated Title Opinion updated to the Closing Date; and

(f) documents evidencing the necessary approval of the Regulatory Authorities for the Offering and the conditional listing of the Shares, the Underlying Shares, the Option Shares, and the Warrants on the Exchange.

8.3 The Issuer will also deliver any other certificates, comfort letters or opinions in connection with any matter related to the Offering or the Prospectus which are reasonably requested by the Agent or its legal counsel.

9. CONDITIONS OF CLOSING AND CLOSING

9.1 The Agent's obligations under this Agreement are conditional upon and subject to the fulfilment of the following conditions before the Closing Time, which conditions the Issuer covenants to use its best efforts to fulfil or cause to be fulfilled before the Closing Time:

(a) all actions required to be taken by or on behalf of the Issuer, including the passing of all requisite resolutions of directors of the Issuer, will have been taken so as to approve the Prospectus and to validly create and distribute the Securities;

(b) the Issuer will have made all necessary filings with and obtained all necessary approvals, consents and acceptances from the Commissions and the Exchange for the Prospectus and to permit the Issuer to fulfil its obligations hereunder;

(c) the Shares, the Underlying Shares, the Option Shares and the Warrants will have been conditionally accepted for listing on the Exchange; and

(d) the comfort letters, certificates, opinions and other documents contemplated by section 8 of this Agreement will have been delivered to the Agent and its legal counsel.

9.2 The Agent's obligations under this Agreement with respect to acting as agent for the purposes of the Offering are also conditional upon and subject to: (a) the Issuer allowing the Agent and its representatives to conduct all due diligence which the Agent may reasonably require in connection with the Offering; and (b) prior to the filing of the Final Prospectus, the Agent's due diligence review not revealing any material adverse information or fact which is not generally known to the public which might, as reasonably determined in the sole discretion of the Agent, adversely affect the value or market price of the Shares or the investment quality or marketability of the Units.

9.3 The Offering will be completed at the offices of the Issuer's legal counsel at such time (the "Closing Time") and on such date (the "Closing Date") as may be agreed to by the Issuer and the Agent in consultation with the Exchange; provided, however, that if the Issuer has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Closing Time and Closing Date or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for obligations of the Issuer with respect to the payment of expenses and indemnity and contribution provided for in this Agreement.

9.4 The Issuer will, on the Closing Date, deliver the Certificates, through its registrar and transfer agent to the Agent against payment of the Proceeds.

9.5 If the Issuer has satisfied all of its obligations under this Agreement, the Agent will, on the Closing Date, pay the Proceeds to the Issuer against delivery of the Certificates.

10. ISSUER OBLIGATIONS

10.1 The Issuer covenants and agrees with the Agent to not directly or indirectly issue, sell, offer, grant an option in respect of or otherwise dispose of, or agree to, or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or financial instruments convertible or exchangeable into common shares (other than for purposes of exercising existing stock options issued pursuant to the Issuer's stock option plan, the grant of new stock options in the normal course of business or pursuant to existing property agreements to which the Issuer is a party) not disclosed in the Prospectus for a period of 90 days from the Closing Date without the prior written consent of the Agent, such written consent not to be unreasonably withheld.

10.2 The Issuer further covenants and agrees with the Agent to make whatever arrangements are necessary with its auditors to permit its auditors to participate in any due diligence investigations or meetings requested by the Agent in connection with the Offering.

11. TERMINATION

11.1 The Agent may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing Date if, as reasonably determined in the sole discretion of the Agent:

(a) there is an event, accident, act of terrorism, public protest, governmental law or regulation or other occurrence of any nature which, in the sole opinion of the Agent, adversely affects or will adversely affect the financial markets or the business of the Issuer or the Subsidiary or the ability of the Agent to perform its obligations under this Agreement;

(b) the Units cannot, in the sole opinion of the Agent, be practicably or profitably marketed due to the state of the financial markets;

(c) following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or of the state of the financial markets

in general, or the state of the market for the Issuer's securities in particular, the Agent determines, in its sole discretion, that it is not in the interest of the purchasers to complete the purchase and sale of the Units;

(d) an enquiry or investigation (whether formal or informal) in relation to the Issuer, or any of the Issuer's directors or officers, is commenced or threatened by an officer or official of any competent authority; or

(e) a material adverse change or an adverse change in a material fact occurs, or is likely to occur, in the business, affairs, capital or share ownership of the Issuer.

11.2 The Agent may terminate its obligations under this Agreement at any time if:

(a) any order to cease trading (including communicating with persons in order to obtain expressions of interest) in the securities of the Issuer is made by a competent regulatory authority and that order is still in effect;

(b) the Issuer is in breach of any material term of this Agreement in any material respect;

(c) the Agent determines that any of the representations or warranties made by the Issuer in this Agreement is false or has become false in any material respect;

(d) the Agent is advised that the Exchange will not approve the listing of the Shares; or

(e) the Agent is not, in its sole discretion, satisfied with the results of its due diligence review of the Issuer.

11.3 This Agreement will terminate if the Effective Date has not occurred within 120 days of the reference date of this Agreement or by such other date as may be agreed to by the Issuer and the Agent.

12. REPRESENTATIONS AND WARRANTIES

12.1 The Issuer represents and warrants to the Agent that:

(a) the Issuer and the Subsidiary are each valid and subsisting corporations duly incorporated, continued or amalgamated, as the case may be, and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b) the Issuer and the Subsidiary are duly registered or licenced to carry on business in each jurisdiction in which they carry on business or own property;

(c) the authorized and issued capital of the Issuer is as disclosed in the Prospectus and the issued Common Shares of the Issuer are validly issued, fully paid and non-assessable;

(d) the Issuer is the registered, legal and beneficial owner of 100% of the issued capital of the Subsidiary, free of any mortgage, charge, lien or other encumbrance;

(e) except as disclosed in the Prospectus and except for RAB Special Situations (Master) Fund Limited's right to receive additional Common Shares under certain circumstances as disclosed to the Agent, there are no outstanding options, agreements or rights of any kind whatsoever to acquire Common Shares or any other securities of the Issuer or the Subsidiary;

(f) except as qualified by the Prospectus, the Issuer or the Subsidiary is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Prospectus, free of any mortgage, charge, lien or other encumbrance; all agreements by which the Issuer or the Subsidiary holds an interest in a material property, business or asset are in good standing according to their terms, and such properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(g) the Prospectus contains full, true and plain disclosure of all "material facts", within the meaning of the Acts, relating to the Issuer, the Subsidiary, their businesses and securities, and contains no "misrepresentations", within the meaning of the Acts;

(h) the financial statements of the Issuer which form part of the Prospectus accurately reflect the financial position of the Issuer at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since that date, except as fully and plainly disclosed in the Prospectus;

(i) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws, including, without limitation, the Acts and the *Business Corporations Act* (British Columbia) in relation to the issue and trading of its securities and all matters relating to the Offering;

(j) the issue and sale of the Securities by the Issuer does not and will not conflict with, and does not and will not result in a breach of, any of the terms of the Issuer's incorporating documents or any agreement or instrument to which the Issuer or the Subsidiary is a party;

(k) upon their issuance, the Shares and all Common Shares that may be issued upon the due exercise (including payment of the exercise price per Common Share) of the Warrants and the Compensation Options will be validly issued as fully paid and non-assessable common shares of the Issuer;

(l) except as disclosed in the Prospectus, neither the Issuer nor the Subsidiary is a party to any actions, suits or proceedings which could materially affect their business or financial condition, and no such actions, suits or proceedings are contemplated or have been threatened;

(m) except as disclosed in the Prospectus:

(i) none of the directors or officers of the Issuer or the Subsidiary, is indebted or under obligation to the Issuer or to the Subsidiary, on any account whatsoever; and

(ii) neither the Issuer nor the Subsidiary has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

(n) all tax returns, reports, elections, remittances and payments of the Issuer and the Subsidiary, required by law to have been filed or made, have been filed or made and are substantially true, complete and correct and all taxes of the Issuer and the Subsidiary, have been paid or accrued and are reflected in the financial statements which form part of the Prospectus;

(o) the Issuer and the Subsidiary have made adequate provision for taxes payable for the current period for which tax returns are not yet required to be filed and the Issuer is not aware of any contingent tax liability affecting the Issuer or the Subsidiary;

(p) to the best of its knowledge, neither the Issuer nor the Subsidiary has:

(i) made any election under Section 85 of the Income Tax Act (Canada) (the "Tax Act") with respect to the acquisition or disposition of any property; or

(ii) acquired any property from a person with whom it was not dealing at arm's length for proceeds greater than the fair market value thereof, or disposed of any property to any such person for proceeds less than the fair market value thereof;

(q) there is not presently, and will not be until the completion of the Offering, any Material Change or change in any Material Fact relating to the Issuer;

(r) any and all operations of the Issuer and the Subsidiary have been conducted in accordance with good industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authority;

(s) except for pending state and federal environmental permits to carry out the Issuer's drilling program, the Issuer holds all material licenses and permits that are required for carrying on its business in the manner in which such business has been carried on and each of the foregoing is in full force and effect;

(t) the Issuer and its Subsidiaries (i) are in material compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or

hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) except as disclosed in subparagraph (s) above, have received all material permits, licenses or other approvals required of any of them under applicable Environmental Laws to conduct their business, and (iii) are in material compliance with all terms and conditions of any such permit, licences or approval;

(u) the minute books of the Issuer and the Subsidiary as provided or made available to the Agent or its legal counsel are true and correct in all material respects and contain all the resolutions of its respective directors and shareholders;

(v) other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein;

(w) neither the Issuer nor the Subsidiary is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer's knowledge no such actions, suits or proceedings are contemplated or have been threatened which are not disclosed in the Prospectus;

(x) there are no judgements against the Issuer or the Subsidiary which are unsatisfied, nor is the Issuer or the Subsidiary subject to any consent decrees or injunctions;

(y) Pacific Corporate Trust Company has been duly appointed as the registrar and transfer agent of the Common Shares;

(z) this Agreement has been authorized by all necessary corporate action on the part of the Issuer;

(aa) the Issuer has set aside sufficient shares in its treasury to issue the Shares, the Underlying Shares and the Option Shares; and

(bb) the representations and warranties in this section are true and correct and will remain so at all times up to and including the Closing Time.

12.2 The Agent represents and warrants to the Issuer that:

(a) it is a valid and subsisting corporation duly incorporated, continued or amalgamated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) it is a member in good standing of the Exchange;

(c) this Agreement has been authorized by all necessary corporate action on the part of the Agent; and

(d) it has complied with and will fully comply with the requirements of the Applicable Securities Laws in the jurisdictions where it is registered in relation to all matters relating to the Offering.

13. EXPENSES OF AGENT

13.1 The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Agent in connection with the Offering and their services provided under this Agreement, whether or not it is completed, including, without limitation, marketing costs, due diligence costs, travel costs, the fees and the reasonable expenses of the legal counsel for the Agent and the fees and expenses of any experts or third parties engaged by the Agent, expenses incurred in conducting background checks on the existing or proposed directors, officers and promoters of the Issuer, long distance telephone, courier, photocopying, fax and similar expenses.

13.2 The Issuer will pay the expenses referred to in the previous subsection even if the Prospectus or this Agreement are not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agent.

13.3 The Agent may, from time to time, render accounts for its expenses to the Issuer for payment on or before the dates set out in the accounts.

13.4 The Issuer authorizes the Agent to deduct its expenses in connection with the Offering from the proceeds of the Offering and any advance payments made by the Issuer, including expenses for which an account has not yet been rendered to the Issuer, provided that the Agent will, at the Issuer's reasonable request after such deductions, provide to the Issuer satisfactory documentation to support such expenses and payments.

13.5 The Issuer will pay to the Agent a deposit in the amount of $20,000 in connection with the Agent's fees and expenses, receipt of which is acknowledged by the Agent.

14. GARNISHING ORDERS

14.1 If at any time, up to and including the Closing Time, the Agent receives a garnishing order or other form of attachment purporting to attach or garnish a part or all of the sale price or exercise price of any of the Units, the Agent will be free, and is hereby authorized by the Issuer, to pay the amount purportedly attached or garnished into court.

14.2 Any payment by the Agent into court contemplated in this Agreement will be deemed to have been received by the Issuer as payment by the Agent against the sale price of the Units to the extent of the amount paid, and the Issuer will be bound to issue and deliver the Units proportionately to the amount paid by the Agent.

14.3 The Agent will not be bound to ascertain the validity of any garnishing order or attachment, or whether in fact it attaches any monies held by the respective Agent, and the Agent will be free to act with impunity in replying to any garnishing order or attachment.

14.4 The Issuer will release, indemnify and save harmless the Agent in respect of all damages, costs, expenses or liability arising from any acts of the Agent under this section.

15. INDEMNITY AND CONTRIBUTION

15.1 The Issuer will indemnify the Agent and each of the Agent's agents, directors, officers and employees (collectively, the "Indemnified Parties") and save them harmless against all losses, claims, damages or liabilities:

(a) existing (or alleged to exist) by reason of any untrue statement contained in the Prospectus or by reason of the omission to state in the Prospectus any fact necessary to make any statement in the Prospectus not misleading (except for information and statements supplied by and referring solely to the Agent);

(b) arising directly or indirectly out of any order made by any regulatory authority based upon an allegation that any such untrue statement or omission exists (except for information and statements supplied by and referring solely to the Agent) including, without limitation, an order that trading in or distribution of the Securities is to cease;

(c) resulting from the failure of the Issuer to file an amendment to the Prospectus as required by this Agreement;

(d) resulting from any representation or warranty made by the Issuer in this Agreement being untrue in any material respect or ceasing to be true in any material respect;

(e) resulting from a breach in any material respect by the Issuer of any term of this Agreement;

(f) if the Issuer fails to issue and deliver the certificates representing the Securities in the form and denominations satisfactory to the Agent acting reasonably at the time and place required by the Agent with the result that any completion of a distribution of the Securities does not take place; or

(g) if, following the completion of a distribution of any of the Securities, a determination is made by any competent authority setting aside the sale unless that determination arises out of an act or omission by the Agent.

15.2 If any claim contemplated by subsection 15.1 is asserted against any Indemnified Party, such Indemnified Party will notify the Issuer in writing as soon as possible of the nature of such claim and the Issuer will be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provide however, that the defence will be through legal counsel selected by the Issuer and acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Issuer and the Indemnified Party will not be liable for the settlement of such claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

15.3 The Indemnified Party will have the right to employ separate counsel, and the Issuer will pay the reasonable fees and expenses of such counsel, provided that the Indemnified Party acts reasonably in selecting such counsel.

15.4 The indemnity provided for in this section will not be limited or otherwise affected by any other indemnity obtained by any Indemnified Party from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

15.5 The indemnity provided for in this section shall not apply to the extent that a court of competent jurisdiction in a final judgment (not subject to further appeal) determines that the losses, claims, damages, or liability to which the Indemnified Party is or may be subject were primarily caused by the negligence, wilful misconduct or fraudulent act of the Indemnified Party.

15.6 If indemnification under this Agreement is found in a final judgment (not subject to further appeal) by a court of competent jurisdiction not to be available (other than in accordance with the terms of this section) for any reason, the Issuer and each Indemnified Party will contribute to the losses, claims, damages, liabilities or expenses (or actions in respect thereof) for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to and fault of the Issuer, on the one hand, and each respective Indemnified Party on the other hand, in connection with the matter giving rise to such losses, claims, damages, liabilities or expenses (or actions in respect thereof). No person found liable for a fraudulent misrepresentation (within the meaning of applicable securities laws) will be entitled to contribution from any person who is not found liable for such fraudulent misrepresentation.

15.7 To the extent that any Indemnified Party is not a party to this Agreement, the Agent will obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

16. NOTICE

Any notice or other communication to be given hereunder shall be addressed and delivered to:

in the case of the Issuer:

Rye Patch Gold Corp.
1740 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Fax No.: 604-638-1589

Attention: Joe Kajszo

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4
Fax No.: 604-687-8772

Attention: Bernard Poznanski

and in the case of the Agent:

Pacific International Securities Inc.
Suite 1900, 666 Burrard Street
Vancouver, British Columbia V6C 3N1
Fax No.: 604-664-3660

Attention: Carol Ellis

with a copy to:

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia V6C 3K4
Fax No.: 604-687-7099

Attention: Victor J. O'Connor

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the other in the manner provided for above of any change of address or telecopier number.

17. TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the *Interpretation Act* (British Columbia).

18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and indemnities of the parties contained in this Agreement will survive the closing of the purchase and sale of the Units.

19. ENTIRE AGREEMENT

This Agreement contains the full agreement of the parties in respect of the subject matter hereof and supercedes and replaces the engagement letter dated February 21, 2007 and accepted February 22, 2007.

20. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the courts of such province will have jurisdiction over any dispute arising under this Agreement.

21. LANGUAGE

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

22. ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

23. HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

24. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

IN WITNESS WHEREOF the parties hereto have hereunto executed this Agreement as of the day and year first above written.

RYE PATCH GOLD CORP.

"Joe Kajszo"
Authorized Signatory

PACIFIC INTERNATIONAL SECURITIES INC.

"Bert Quattrociocchi"
Authorized Signatory

SCHEDULE A

UNITED STATES SECURITIES LAW MATTERS

All capitalized terms used in this schedule and not otherwise defined herein shall have the meaning ascribed thereto in the Agency Agreement.

1. DEFINITIONS

For the purposes of this Schedule "A", the following terms will have the meanings indicated:

(a) "affiliate" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

(b) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(c) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an "accredited investor", as defined in Rule 501(a) of Regulation D, that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7);

(e) "Regulation D" means Regulation D under the U.S. Securities Act;

(f) "Regulation S" means Regulation S under the U.S. Securities Act;

(g) "SEC" means the United States Securities and Exchange Commission;

(h) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

(i) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j) "U.S. Person" means a "U.S. person" as defined in Regulation S;

(k) "U.S. Placement Memorandum" means the final prospectus supplemented with wrap pages describing the offering of the Shares in the United States pursuant to Rule 506 of Regulation D;

(l) "U.S. Preliminary Placement Memorandum" means the preliminary prospectus supplemented with wrap pages dated June 19, 2007 describing the offering of the Shares in the United States pursuant to Rule 506 of Regulation D; and

(m) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2. MATTERS RELATING TO THE ISSUER

The Issuer represents, warrants and covenants that:

(a) the Issuer is a "foreign issuer" (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to any class of the Issuer's securities;

(b) none of the Issuer, its affiliates or any person acting on its behalf, (other than the Agent, U.S. affiliates of the Agent ("U.S. Affiliates"), or any members of the banking and selling group formed by them (collectively, the "Selling Firms"), as to whom the Issuer makes no representation), has engaged or will engage in any Directed Selling Efforts with respect to the Units or has made or will make any offer to sell, solicitation of an offer to buy or sale of the Units in the United States except through the Agent in the manner provided for in section 3 of this Schedule "A";

(c) the Issuer is not, and will not be as a result of the sale of the Units, registered or required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(d) none of the Issuer, its affiliates or any person acting on its behalf, (other than the Agent, U.S. Affiliates, or any members of the Selling Firms, as to whom the Issuer makes no representation) has engaged or will engage in:

(i) any form of General Solicitation or General Advertising or any conduct involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act, or

(ii) any conduct in violation of Regulation M under the U.S. Exchange Act;

in each case, in connection with any offer or sale of the Units;

(e) none of the Issuer or its affiliates:

(i) has taken or will take will take any action (including any offer or sale of securities in any manner) that would cause the registration exemptions in

Rule 903 of Regulation S, or Rule 506 of Regulation D to be unavailable for the offer and sale of Units pursuant to this Agreement, or

(ii) has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining that person for failure to comply with Rule 503 of Regulation D;

(f) the Issuer has not, for a period of six months prior to the commencement of the offering of Securities, sold, offered for sale or solicited any offer to buy any of its securities and will not sell, offer for sale or solicit any offer to buy any of its securities, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units in the United States or to or for the benefit or account of U.S. Persons;

(g) the Issuer will, within prescribed time periods, prepare and file any forms or notices required to be filed under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Units in the United States pursuant to this Schedule "A".

3. MATTERS RELATING TO THE AGENT

The Agent acknowledges that the Units have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may only be offered or sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Agent, on behalf of itself and its affiliates, represents, warrants and covenants in connection with the offer and sale of the Units by the Agent that:

(a) it has not offered or sold, and will not offer or sell, any Units constituting part of its allotment except within the United States or to U.S. Persons as provided in this Schedule "A" or outside of the United States to Non-U.S. Persons in accordance with Rule 903 of Regulation S. Accordingly, except as permitted by subparagraphs (b) through (l) below, neither it nor any of its affiliates nor any person acting on its or their behalf:

(i) has made or will make any offer to sell or any solicitation of an offer to buy, any Units to, or for the account or benefit of, a U.S. Person or any person in the United States;

(ii) has made or will make any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States and not a U.S Person; or

(iii) has engaged or will engage in any Directed Selling Efforts with respect to the Units;

(b) neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in:

(i) any form of General Solicitation or General Advertising or any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(ii) any conduct in violation of Regulation M under the U.S. Exchange Act;

(iii) any action that would cause the exemptions afforded by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable for offers and sales of the Units;

in each case, in connection with its offers or sales of the Units in the United States and to U.S. Persons;

(c) all offers and sales of the Units to persons in the United States or to or for the benefit or account of a U.S. Person have been or will be effected through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (except where exempted from the respective state's broker-dealer registration requirements) and a member of, and in good standing with, the National Association of Securities Dealers, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(d) it agrees to deliver, through the U.S. Affiliates:

(i) a copy of the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum (if then available) to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Units; and

(ii) prior to the time of sale, a copy of the U.S. Placement Memorandum to each person in the United States purchasing the Units from or through it;

(e) any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States or to, or for the account or benefit of, a U.S. Person was or will be made only by it through its U.S. Affiliate, acting as agent, for sale by the Issuer in compliance with Rule 506 of Regulation D, to a person it reasonably believes and does believe to be an Institutional Accredited Investor who is acquiring the Units for its own account or for the account of an Institutional Accredited Investor with respect to which it exercises sole investment discretion;

(f) all purchasers of the Units who are buying the Units pursuant to Rule 506 of Regulation D shall be informed that the Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such

purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D;

(g) immediately prior to soliciting such offerees and at the time of sale, the Agent, the U.S. Affiliates and any person acting on its or their behalf will have reasonable grounds to believe and will believe that each offeree was and is an Institutional Accredited Investor;

(h) prior to completion of any sale of Units in the United States, the Agent, the U.S. Affiliates and any person acting on its or their behalf will cause each purchaser in the United States or U.S. Person or persons purchasing for the account or benefit of a U.S. Person to complete and deliver a U.S. subscription agreement for Institutional Accredited Investors in the form attached to the U.S. Placement Memorandum;

(i) prior to the Closing Day, it and its U.S. Affiliates will provide the Issuer with a list of all purchasers of the Units in the United States and U.S. Persons and the registration instructions for each such purchaser (it being understood that the Units sold to U.S. purchasers will be individually certificated);

(j) at each closing, it, together with its U.S. Affiliates selling Units in the United States and to or for the account or benefit of U.S. Persons, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule "A" relating to the manner of the offer and sale of the Units in the United States;

(k) the Agent has not and will not enter into any other contractual arrangement for the distribution of the Units except with its U.S. Affiliates, any Selling Firms or with the prior written consent of the Issuer; and

(l) it shall require each U.S. Affiliate and Selling Firm to agree in writing, for the benefit of the Issuer, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with the provisions of this Schedule "A" as if such provisions applied to such party.

4. FURTHER MATTERS RELATING TO THE AGENT

The Agent represents, warrants, covenants and agrees that:

(a) it did not receive the offer to purchase the Units from the Issuer in the United States;

(b) it has not executed this Agreement in the United States;

(c) it is not a U.S. person (as defined in Regulation S); and

(d) it is not purchasing any of the Units pursuant to Directed Selling Efforts in the United States.

5. GENERAL

The representations and warranties set forth in this Schedule "A" are made as of the date of this Agreement and as of the Closing Day.

EXHIBIT 1 TO SCHEDULE "A"

In connection with the private placement in the United States of the common shares and warrants (the "**Units**") of Rye Patch Gold Corp. (the "**Issuer**") pursuant to the agency agreement dated June 19, 2007 among the Issuer and the Agent named therein (the "**Agency Agreement**"), the undersigned do hereby certify in connection with the offer and sale of the Units by them as follows:

1. on the date hereof and on the date of each offer or sale of Units, the Units have been offered and sold in the United States or to, or for the account or benefit of, a U.S. Person only by Pacific International Securities (U.S.) Inc. which is and was duly registered as a broker-dealer under Section 15(b) of the United States Securities Exchange Act of 1934, as amended, duly registered as a broker-dealer under the laws of each state where it made any offers or sales of the Units (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the National Association of Securities Dealers, Inc. All offers and sales of Units in the United States have been and will be effected by Pacific International Securities (U.S.) Inc. in accordance with all U.S. broker-dealer requirements;

2. each offeree of Units in the United States or who is a U.S. Person or acting for the account or benefit of a U.S. Person was provided with a copy of the U.S. preliminary placement memorandum (the "U.S. Preliminary Placement Memorandum"), including the Canadian preliminary prospectus dated April 11, 2007 and the other documents incorporated therein, or (if then available) a copy of the U.S. placement memorandum (the "U.S. Placement Memorandum"), including the Canadian final prospectus dated June 19, 2007 and the other documents incorporated therein, and each purchaser of Units in the United States and each U.S. Person, or person acting for the account or benefit of a U.S. Person, was provided with a copy of the U.S. Placement Memorandum prior to its purchase of Units;

3. the Units have been offered and sold in the United States and to or for the account or benefit of U.S. Persons only by the U.S. Affiliates and, immediately prior to our transmitting such U.S. Preliminary Placement Memorandum and/or U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and we continue to believe that each such offeree in the United States and U.S. person purchasing Units is an institutional "accredited investor" who satisfies one or more of the criteria set forth in Rule 50l(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

4. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States and to or for the account or benefit of U.S. Persons;

5. we have caused each institutional accredited investor purchasing Units from us in compliance with Rule 506 of Regulation D to complete and deliver, prior to any sale of Units, a U.S. subscription agreement in the form attached to the U.S. Placement Memorandum; and

6. the offering of the Units has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule "A" thereto. Unless otherwise defined, terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule "A" thereto.

DATED this _____ day of _______________, 2007.

PACIFIC INTERNATIONAL SECURITIES INC.

By: ______________________________

Name:
Title

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

By: ______________________________

Name:
Title

WARRANT AGREEMENT

Providing for the Issue of Warrants

BETWEEN

RYE PATCH GOLD CORP.

- and -

PACIFIC CORPORATE TRUST COMPANY

Dated as of July 18, 2007

TABLE OF CONTENTS

Page

THIS WARRANT AGREEMENT is made as of the 18th day of July, 2007.

BETWEEN:

RYE PATCH GOLD CORP., a company incorporated under the laws of British Columbia having a head office located at #1740 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND

PACIFIC CORPORATE TRUST COMPANY, a trust company incorporated under the laws of British Columbia and authorized to carry on business in the province of British Columbia

(hereinafter referred to as the "Warrant Agent")

OF THE SECOND PART

WHEREAS:

A. This Warrant Agreement is being entered into in connection with the Offering;

B. The Company has reserved for issuance 5,281,375 Warrants to be issued on the Closing Date in accordance with the terms of the Agency Agreement;

C. Each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share upon payment of the Exercise Price upon the terms and conditions herein set forth;

D. All acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Agreement, legal, valid and binding upon the Company with the benefits and subject to the terms of this Agreement; and

E. The recitals herein are the representations and statements of fact by the Company and not by the Warrant Agent.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Agreement and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and schedules hereto, and in all agreements supplemental hereto:

(a) **"Agency Agreement"** means the agreement dated for reference June 19, 2007 between the Corporation and the Agent pursuant to which the Agent has agreed to act as the Company's exclusive agent to offer the Units for sale pursuant to the Prospectus on a commercially reasonable efforts basis;

(b) **"Agent"** means PI Financial Corp., formerly Pacific International Securities Inc.;

(c) **"Business Day"** means a day which is not Saturday or Sunday or a legal holiday in the City of Vancouver, British Columbia;

(d) **"Closing Date"** means the date of completion of the Offering in accordance with the terms of the Agency Agreement;

(e) **"Common Shares"** means, subject to Article 4, fully paid and non-assessable common shares of the Company as presently constituted;

(f) **"Company"** means Rye Patch Gold Corp., a company incorporated under the laws of the Province of British Columbia and its lawful successors from time to time;

(g) **"Company's Auditors"** means a firm of chartered accountants duly appointed as auditors of the Company;

(h) **"Counsel"** means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Company;

(i) **"director"** means a director of the Company for the time being and, unless otherwise specified herein, reference to action "by the directors" means action by the directors of the Company as a board or, whenever duly empowered, action by any committee of such board;

(j) **"Exercise Date"** means, with respect to any Warrant, the date on which the Warrant Certificate representing such Warrant is surrendered for exercise together with full payment of the Exercise Price in accordance with section 3.1;

(k) **"Exercise Price"** at any time means, the price at which a Common Share may be purchased by the exercise of one Warrant and which is currently $0.75 at any time on or before 4:30 p.m. (Vancouver time) on the Expiry Date;

(l) **"Expiry Date"** means July 19, 2009;

(m) **"Expiry Time"** means 4:30 p.m. (Vancouver time) on the Expiry Date;

(n) **"extraordinary resolution"** has the meaning set forth in section 7.11;

(o) **"Institutional Accredited Investor"** means an institutional accredited investor that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(p) **"Issue Date"** means the date upon which the Warrants are issued;

(q) **"Offering"** means the offering of 8,000,000 Units under the Prospectus with an over-allotment option granted to the Agent to increase the number of Units offered by up to an additional 2,000,000 Units, it being acknowledged that the Agent may take all or a portion of its Corporate

Finance Fee (as defined in the Agency Agreement) or the Agent's Commission (as defined in the Agency Agreement) in Units;

(r) "**person**" means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;

(s) "**Prospectus**" means the final prospectus of the Company which qualifies the Units for distribution under the Offering, and any amendments thereto filed with the securities regulatory authorities;

(t) "**Shareholder**" means a holder of record of one or more Common Shares;

(u) "**Subsidiary of the Company**" or "**Subsidiary**" means any corporation of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Company, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

(v) "**successor corporation**" has the meaning set forth in section 8.2;

(w) "**this Warrant Agreement**", "**this Agreement**", "**herein**", "**hereby**", "**hereof**" and similar expressions mean and refer to this Agreement and any agreement or instrument supplemental hereto; and the expressions "**Article**" and "**section**" followed by a number, letter or both mean and refer to the specified article or section of this Agreement;

(x) "**Transfer Agent**" means Pacific Corporate Trust Company (or any successor thereof), the transfer agent of the Common Shares or such other person as may be appointed transfer agent of the Common Shares from time to time;

(y) "**Units**" means the units of the Company to be sold under the Offering, each Unit comprised of one Common Share and one-half of a Warrant;

(z) "**U.S. Person**" has the meaning ascribed thereto in Regulation S under the U.S. Securities Act;

(aa) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

(bb) "**Voting Shares**" means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

(cc) "**Warrant Agency**" means the principal office of the Warrant Agent in the City of Vancouver, or such other place(s) as may be designated in accordance with section 3.1(d);

(dd) "**Warrant Agent**" means Pacific Corporate Trust Company or its successors from time to time;

(ee) "**Warrant Certificate**" means a certificate, substantially in the form set forth in Schedule "A" hereto, issued on or after the Issue Date to evidence Warrants;

(ff) **"Warrantholders"**, or **"holders"** without reference to Common Shares, means the persons who are registered owners of Warrants;

(gg) **"Warrantholders' Request"** means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(hh) **"Warrants"** means the warrants created by and authorized by and issuable under this Agreement; and

(ii) **"written order of the Company"**, **"written request of the Company"**, **"written consent of the Company"** and **"certificate of the Company"** mean, respectively, a written order, request, consent and certificate signed in the name of the Company by any one director or officer of the Company and may consist of one or more instruments so executed.

1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and *vice versa* and words importing gender include all genders.

1.3 Interpretation not Affected by Headings, etc.

The division of this Agreement into Articles and sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Day not a Business Day

In the event that any day on or before which any action is instructed to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the specified time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence of this Agreement.

1.6 Currency

Except as otherwise expressly provided, all dollar amounts herein are expressed in Canadian dollars.

1.7 Applicable Law

This Agreement and the Warrant Certificates and all documents relating thereto, which by common accord have been and will be drafted in English, shall be construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein.

ARTICLE 2
ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

Up to 5,281,375 Warrants are hereby created and authorized to be issued in accordance with the terms and conditions hereof. The Warrant Certificates shall be countersigned and delivered by the Warrant Agent to such persons as the Company may instruct by written order of the Company on the Closing Date.

2.2 Terms of Warrants

(a) Each Warrant shall entitle the holder thereof, upon exercise, together with the payment of the Exercise Price, to acquire one Common Share, subject to adjustment in accordance with Article 4, at any time after the Issue Date until the Expiry Time.

(b) No fractional Warrants shall be issued or otherwise provided for hereunder.

(c) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Agreement.

(d) The number of Common Shares which may be purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in Article 4.

2.3 Warrantholder not a Shareholder

Except as may be specifically provided herein, nothing in this Agreement or in the holding of a Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder or as any other shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions.

2.4 Warrants to Rank Equally

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.5 Form of Warrants

The Warrant Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form set out in Schedule "A" hereto, shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions.

2.6 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be, under seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears

on any Warrant Certificate as a director or an officer may no longer hold office at the date of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.7, be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Agreement.

2.7 Countersignature by the Warrant Agent

(a) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been countersigned by manual signature by or on behalf of the Warrant Agent by its authorized signatory substantially in the form of the certificate set out in Schedule "A" hereto, and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The countersignature of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Agreement or the Warrant Certificates (except the due countersigning thereof) or as to the performance by the Company of its obligations under this Agreement, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.8 Issue in Substitution for Warrant Certificates Lost, etc.

(a) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company, subject to applicable law, shall issue and thereupon the Warrant Agent shall countersign and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(b) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent, in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.9 Exchange of Warrant Certificates

(a) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(b) Warrant Certificates may be exchanged only at the Warrant Agency. Any Warrant Certificate tendered for exchange shall be cancelled and surrendered by the Warrant Agency to the Warrant Agent.

2.10 Transfer and Ownership of Warrants

(a) The Warrantholder may assign or transfer the Warrants, subject to compliance with applicable securities laws and regulatory requirements, including the rules and policies of any stock exchange on which the Common Shares (or Warrants, as the case may be) are listed by delivering to the Warrant Agent or the Company a duly executed transfer in the form attached to this Agreement.

(b) The Warrant Agent acknowledges that the Warrants and the Common Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be transferred in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States, unless the Warrants and the Common Shares issuable upon exercise thereof have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Warrant Agent shall not permit the transfer of any Warrants except in accordance with the requirements set out in the legend on the Warrant Certificate, as instructed by the Company or Counsel. The Warrant Agent shall be protected in acting and relying on the address provided for determining if the holder is a U.S. Person or person in the United States.

(c) Subject to the provisions of this Agreement and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants and the issue of Common Shares by the Company upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.11 Charges for Exchange

A reasonable charge shall be levied on the presenter in respect of the exchange or transfer of any Warrant Certificate or the issue of a new Warrant Certificate(s) pursuant to section 2.8, 2.9 and section 2.10 provided that the reimbursement of the Warrant Agent or the Company for any and all stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such exchange as a condition precedent to such exchange.

2.12 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to sections 2.8, 2.9, 2.10, 3.1, 3.3, 3.4 or 5.1 shall be returned to the Warrant Agent for cancellation and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Agent. Upon request by the Company, the Warrant Agent shall furnish to the Company a destruction certificate identifying the Warrant Certificates so destroyed, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates destroyed.

2.13 Registration of Warrants

The Warrant Agent shall keep at the Warrant Agency: (i) a register of Warrantholders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and (ii) a register of exchanges in which all exchanges of Warrants and the date and other particulars of each exchange shall be entered. Branch registers shall also be kept at such other place or places, if any, as the Company, with the approval of the Warrant Agent, may designate. Such registers will at all reasonable times be open for inspection by the Company and/or any Warrantholder. The Warrant Agent will from time to time when requested in writing to do so by the Company or any Warrantholder, upon payment of the Warrant Agent's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such Warrantholder.

ARTICLE 3
EXERCISE OF WARRANTS

3.1 Method of Exercise of Warrants

(a) The holder of any Warrant may exercise the right conferred on such holder to acquire Common Shares by surrendering, after the Issue Date and prior to the Expiry Time, to the Warrant Agency the Warrant Certificate representing such Warrant, with a duly completed and executed exercise form, together with a certified cheque, money order or bank draft, in lawful money of Canada payable to or to the order of the Company at par in the city where the Warrant Agency is located in an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for.

A Warrant Certificate with the duly completed and executed exercise form referred to in this section 3.1(a) shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof at, in each case, the Warrant Agency, provided that such Warrant Certificate is accompanied by the requisite certified cheque, bank draft or money order in the amount of the aggregate Exercise Price for the Warrants represented thereby that are being exercised.

(b) Any exercise form referred to in section 3.1(a) shall be signed by the Warrantholder and shall specify:

(i) the number of Common Shares which the Warrantholder wishes to acquire (being not more than those which the holder is entitled to acquire pursuant to the Warrant Certificate(s) surrendered);

(ii) if the Common Shares are to be issued to and registered in the name of the Warrantholder's nominee, the name or names such nominees;

(iii) the address or addresses of such persons; and

(iv) the number of Common Shares to be issued to each such person if more than one is so specified.

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder or its nominee, the Warrantholder shall pay to the Company or the Warrant Agency on behalf of the Company, all applicable transfer or similar taxes and the Company shall

not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company, or the Warrant Agency on behalf of the Company, the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(c) None of the Warrants may be exercised in the United States or by or for the account or benefit of a U.S. Person or person within the United States, and Common Shares issuable upon exercise of Warrants will not be registered or delivered to an address in the United States, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the holder thereof: (i) has delivered to the Company and the Transfer Agent the attached Exercise Form and any written opinion of counsel in form and substance satisfactory to the Company and the Transfer Agent to such effect, as may be required pursuant to section 3.7, or (ii) if such holder is the original purchaser of the Warrants and is at the time of exercise an Institutional Accredited Investor, has delivered to the Company and the Transfer Agent the attached Exercise Form indicating as such. The certificates representing any Common Shares issued upon exercise of Warrants by persons in the United States or by or the account or benefit of a U.S. Person or person within the United States shall bear the legend set forth in section 3.7.

(d) In connection with the exchange of Warrant Certificates and exercise of Warrants and compliance with such other terms and conditions hereof as may be provided, the Company has appointed the principal office of the Warrant Agent in Vancouver as the place at which Warrant Certificates may be surrendered for exchange, or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Company may from time to time designate alternate or additional places as the Warrant Agency upon notice to and consent of the Warrant Agent of any change of the Warrant Agency.

3.2 Effect of Exercise of Warrants

(a) Upon the exercise of Warrants pursuant to section 3.1 and subject to section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the transfer registers of the Company shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened.

(b) Within five Business Days after the Exercise Date with respect to a Warrant, the Company (through the Transfer Agent) shall cause to be mailed to the person or persons in whose name or names such Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for.

3.3 Partial Exercise of Warrants; Fractions

(a) The holder of any Warrants may exercise his right to acquire a number of Common Shares less than the aggregate number which the holder is entitled to acquire pursuant to the surrendered Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of the Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s) in respect of

the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.

(b) Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Company shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. The Warrantholder shall not be entitled to receive any payment in lieu of any fractional interest in Common Shares.

3.4 Expiration of Warrants

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect except to the extent that the Warrantholder has not received certificates representing the Common Shares issued upon exercise of Warrants held by it, in which instance the Warrantholders' rights hereunder shall continue until it has received that to which it is entitled hereunder.

3.5 Accounting and Recording

(a) At the Company's request, the Warrant Agent shall promptly account to the Company with respect to Warrants exercised. Any securities or other instruments, from time to time received by the Warrant Agent shall be received on behalf of, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Company as their interests may appear.

(b) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Company within five Business Days of any request by the Company therefor.

3.6 Securities Restrictions

Notwithstanding anything herein contained, Common Shares will only be issued pursuant to any Warrant in compliance with the securities laws of any applicable jurisdiction. The certificates representing the Common Shares issued will bear such legend as may, in the opinion of Counsel to the Company, be necessary in order to avoid a violation of any securities laws of any province in Canada or of the United States or to comply with the requirements of any stock exchange or over-the-counter market on which the Common Shares are listed or quoted, as the case may be, provided that if, at any time, in the opinion of Counsel to the Company, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legend.

3.7 U.S. Securities Act

The Warrants and the Common Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act.

Each certificate representing Warrants originally issued in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States and any certificates issued in exchange therefor or in substitution thereof, shall bear the following legend in substantially the following form:

> "THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

Each certificate representing Warrants originally issued in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States or Common Shares issued upon the exercise of such Warrants (and each certificate issued in exchange for or in substitution of or transfer of any such certificate) shall bear the following legend as provided in a written order or direction of the Company to the Warrant Agent (or the Transfer Agent, in the case of the Common Shares):

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF RYE PATCH GOLD CORP. (THE "COMPANY"), THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES AND TO, OR FOR THE ACCOUNT OR BENEFIT OF, NON-U.S. PERSONS IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

If the Warrants originally offered or sold in the United States or to the account or benefit of a U.S. Person or a person in the United States, or the Common Shares issuable upon exercise thereof, are being resold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, then unless the Company or the Warrant Agent, with respect to the Warrants, or the Transfer Agent, with respect to the Common Shares, requires a legal opinion, the legend may be removed by providing a seller's declaration to the Warrant Agent (in respect of the Warrants) or the Transfer Agent (in respect of the Common Shares) to the following effect (or as the Company may prescribe from time to time):

> "The undersigned (A) acknowledges that the sale of the common shares or warrants represented by certificate number _______________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Company; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market within the meaning of Rule 902(b) under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; and (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act."

If the Warrants originally offered or sold in the United States or to or for the benefit or on behalf of a U.S. Person or a person in the United States, or the Common Shares issuable upon exercise thereof, are being resold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent (in respect of the Warrants) or the Transfer Agent (in respect of the Common Shares) and to the Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Company, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws.

ARTICLE 4
ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1 Adjustment of Number of Common Shares

Upon the occurrence of one or more events involving the capital reorganization, reclassification, subdivision or consolidation of the capital stock of the Company, or of the merger, arrangement, amalgamation or other corporate combination of the Company with one or more other entities, or of any other events in which new securities of any nature are delivered in exchange for the issued Common Shares and such issued Common Shares are cancelled (which events are collectively referred to herein as "Fundamental Changes"), then at the time of any exercise of the Warrants taking place after such Fundamental Changes, and in lieu of issuing the Common Shares which, but for such

Fundamental Changes and this provision, would have been issued upon such exercise, the Company or its successor shall instead issue such number of new securities as would have been delivered as a result of the Fundamental Changes in exchange for those Common Shares which the holder would have been entitled to receive upon such exercise if such exercise had occurred prior to the occurrence of the Fundamental Changes. The Company shall not effect any Fundamental Changes which result in the succession of the Company unless prior to or simultaneously with the consummation thereof, the entity succeeding the Company acknowledges in writing that it is bound by and will comply with this provision.

4.2 Notice of Special Matters

If at any time:

(a) the Company shall declare any dividend upon its Common Shares, payable in cash or securities of the Company, or make any distribution to all the holders of its Common Shares;

(b) the Company shall offer for subscription pro rata to all the holders of its Common Shares any additional shares of any class or other rights; or

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company,

the Company shall give to the Warrantholders at least seven days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend or distribution, or subscription rights, or dissolution, liquidation or winding-up.

4.3 Entitlement to Shares on Exercise of Warrant

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Agreement, be deemed to be shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

4.4 Determination by Company's Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 4 such question shall be conclusively determined by the Company's Auditors who shall have access to all necessary records of the Company, and such determination shall be binding upon the Company, the Warrant Agent, all Warrantholders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 4, deliver a certificate of the

Company to the Warrant Agent specifying in sufficient detail the amount of the adjustment or readjustment necessitated by such event, which certificate may be relied upon by the Warrant Agent without further verification or liability.

4.7 Protection of Warrant Agent

Except as provided in section 9.1, the Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Company to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d) incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents, representatives or servants of the Company.

ARTICLE 5
RIGHTS OF THE COMPANY AND COVENANTS

5.1 Optional Purchases by the Company

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Company may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Company, in its sole discretion, may determine. Any Warrant Certificates representing the Warrants purchased pursuant to this section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Company covenants with the Warrant Agent that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares and the certificates representing the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein and in the Warrant Certificates shall be fully paid and non-assessable;

(d) it will use all reasonable efforts to maintain its corporate existence and carry on its business in the ordinary course;

(e) it will maintain a listing of its Common Shares on the TSX Venture Exchange (or other stock exchange on which the Common Shares may be listed and traded) and ensure that all Common Shares issued pursuant to the exercise of Warrants will be listed and posted for trading on such stock exchange;

(f) it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules, including (on a reasonable efforts basis) those necessary to remain a reporting issuer not in default in such Provinces in which it is a reporting issuer as at the Closing Date;

(g) generally, it will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Agreement; and

(h) it will advise the Warrant Agent in writing of any material default under the terms of this Agreement.

5.3 Warrant Agent's Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the performance of the Warrant Agent's duties and obligations pursuant to this Agreement both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent's gross negligence, wilful misconduct or bad faith. The Warrant Agent shall not have any recourse against any monies, securities or other property held by it for the benefit of the Warrantholders pursuant to this Agreement for the payment of its fee.

5.4 Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Agreement, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to section 9.1, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 6
ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Agreement, or of both, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant

Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

6.2 Immunity of Shareholders, etc.

By the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company or any successor corporation on any covenant, agreement, representation or warranty by the Company herein or contained in the Warrant Certificates.

6.3 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any successor corporation or any of the past, present or future officers, employees or agents of the Company or any successor corporation, but only the property of the Company or any successor corporation shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's reasonable opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7
MEETINGS OF WARRANTHOLDERS

7.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within seven days after receipt of such written request of the Company or such Warrantholders' Request and indemnity given as aforesaid, the Company or such Warrantholders, as the case may be, may

convene such meeting. Every such meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Warrant Agent.

7.2 Notice

At least 10 days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Company (unless the meeting has been called by the Company). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3 Chairman

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman.

7.4 Quorum

Subject to the provisions of section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of Common Shares which could be acquired pursuant to all the then outstanding Warrants, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business; provided that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all then outstanding Warrants.

7.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a

declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Common Shares which could be acquired pursuant to all the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Common Share which it is entitled to acquire pursuant to the Warrant or Warrants then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 Regulations

The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

(b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrant Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Warrant Certificates specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy; and

(f) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 7.9), shall be Warrantholders or proxies of Warrantholders.

7.9 Company and Warrant Agent May be Represented

The Company and the Warrant Agent, by their respective directors and officers, and the Counsel for the Company and for the Warrant Agent may attend any meeting of the Warrantholders, but shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Warrantholders at a meeting shall, subject to the provisions of section 7.11, have the power, exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent) or on behalf of the Warrantholders against the Company whether such rights arise under this Agreement or the Warrant Certificates or otherwise;

(b) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c) to instruct or to authorize the Warrant Agent, subject to section 9.1(b) hereof, to enforce any of the covenants on the part of the Company contained in this Agreement or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to instruct the Warrant Agent to waive, any default on the part of the Company in complying with any provisions of this Agreement or the Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company in this Agreement or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) to consent to any change in or omission from the provisions contained in the Warrant Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h) with the consent of the Company, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent to take the place of the Warrant Agent so removed; and

(i) to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

7.11 Meaning of Extraordinary Resolution

(a) The expression "extraordinary resolution" when used in this Agreement means, subject as hereinafter provided in this section 7.11 and in section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two Warrantholders holding more than 25% of the then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(b) If, at any meeting called for the purpose of passing an extraordinary resolution, at least two Warrantholders holding more than 25% of the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 or more than 30 days later, and to such place and time as may be appointed by the chairman. Not less than seven days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in section 7.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Warrantholders holding more than 25% of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(c) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and

held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding at least 66 2/3% of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed.

7.15 Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not.

7.16 Holdings by Company Disregarded

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Agreement, Warrants owned directly or beneficially by the Company or any Subsidiary of the Company shall be disregarded in accordance with the provisions of section 10.7.

ARTICLE 8
SUPPLEMENTAL AGREEMENTS

8.1 Provision for Supplemental Agreements for Certain Purposes

From time to time the Company (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so permitted in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as are necessary or advisable in the premises, provided that the same are, as determined by the Warrant Agent relying on the opinion of Counsel, not prejudicial to the interests of the Warrantholders;

(c) giving effect to any extraordinary resolution passed as provided in Article 7;

(d) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the

opinion of the Warrant Agent relying on the opinion of Counsel, not prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) with the prior approval of the stock exchange on which the Common Shares (or the Warrants, as the case may be) are listed, modifying any of the provisions of this Agreement, including relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, as determined by the Warrant Agent relying on the opinion of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental agreement or agreements which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(g) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby, as determined by the Warrant Agent relying on the opinion of Counsel.

8.2 Successor Corporations

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Company and will execute and deliver to the Warrant Agent a supplemental agreement and such other instruments as are satisfactory in form to the Warrant Agent and in the opinion of Counsel are necessary or advisable to evidence the express assumption by the successor corporation of such obligation.

ARTICLE 9
CONCERNING THE WARRANT AGENT

9.1 Rights and Duties of Warrant Agent

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Warrant Agent from liability for its own gross negligence, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing the obligations of the Company or any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect

and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(d) Every provision of this Agreement that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this section 9.1 and of section 9.2.

9.2 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as the Warrant Agent may reasonably require by written notice to the Company.

(b) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or pursuant to a request of the Warrant Agent.

(c) Whenever it is provided in this Agreement that the Company shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Company to have the Warrant Agent take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(e) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent.

9.3 Documents, Monies, etc. Held by Warrant Agent

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the duties hereof may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank or of any trust company registered to do business in Canada or deposited for safekeeping with any such bank or trust company. Unless herein otherwise expressly provided, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement upon the direction of the Company shall be or, with the consent of the Company may be: (i) deposited in the name of the Warrant Agent in any Canadian chartered bank or any trust company registered to do business in Canada at the rate of interest (if any) then current on similar deposits; (ii) deposited in the deposit department of the Warrant Agent; or (iii) invested in treasury bills or short term interest bearing or discounted obligations issued or guaranteed by the Government of Canada or a province thereof, of any Canadian chartered bank or of the Warrant Agent, provided that the securities shall not have a maturity date of more than 60 days from the date of such investment. Unless the Company shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Company.

9.4 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.5 Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6 Protection of Warrant Agent

It is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Warrant Certificates (except the representation contained in section 9.8 or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any agreement ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any directors, officers, employees, agents, representatives or servants of the Company; and

(e) in addition to and without limiting any other protection of the Warrant Agent hereunder or other wise by law, the Company hereby indemnifies and agrees to hold harmless the Warrant Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, which may at any time be imposed on, incurred by or asserted against the Warrant Agent, whether groundless or otherwise, arising from or out of any act, omission or error of the Warrant Agent made in good faith in the conduct of its duties hereunder, provided that the Company shall not be required to indemnify the Warrant Agent in the event of the Warrant Agent's own gross negligence, negligent failure to act, wilful misconduct or bad faith, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Agreement.

9.7 Replacement of Warrant Agent; Successor by Merger

(a) The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder, subject to this section 9.7, by giving to the Company not less than 30 days' prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have power at any time to remove the existing warrant agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the British Columbia Supreme Court on such notice as such justice may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this section 9.7 shall be a corporation authorized to carry on the business of a warrant agent in the Province of British Columbia. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as may in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor warrant agent will not become effective until the successor warrant agent has executed an appropriate instrument accepting such appointment. At the request of the Company or the new warrant agent, the retiring Warrant Agent, upon payment of the amounts, if any, due to it pursuant to section 5.3, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all of its rights and powers hereunder and duly assign, transfer and deliver to the new warrant agent all property and money held and all records kept by the retiring Warrant Agent hereunder or in connection herewith

(b) Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 10.2.

(c) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the business of the Warrant Agent as warrant agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under section 9.7(a).

(d) Any Warrant Certificates certified but not delivered by a predecessor warrant agent may be certified by the successor warrant agent in the name of the predecessor or successor warrant agent.

9.8 Conflict of Interest

(a) The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists between its role as a warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties hereunder to a successor warrant agent approved by the Company and meeting the requirements set forth in section 9.7(a). Notwithstanding the foregoing provisions of this section 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to section 9.8(a), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary of the Company without being liable to account for any profit made thereby.

9.9 Acceptance of Appointment

The Warrant Agent hereby accepts the appointment as warrant agent in this Agreement and agrees to perform the same upon the terms and conditions herein set forth.

9.10 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

9.11 Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been instructed so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.12 Third Party Interests

The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be

used by or on behalf of a third party, in which case the Company agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

9.13 Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgement and with the advice of Counsel, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgement and with the advice of Counsel, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 10
GENERAL

10.1 Notice to the Company and the Warrant Agent

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or telecopied:

If to the Company:

Rye Patch Gold Corp.
#1740 –1177 West Hastings Street
Vancouver, BC
V6E 2K3

Attention: The President
Telecopy: 604-638-1588

If to the Warrant Agent:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

Attention: Manager, Client Services
Telecopy: 604-689-8144

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the first Business Day following the date of transmission, provided that its contents are transmitted and received completely and accurately.

(b) The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Agreement.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in section 10.1(a), by telecopy or other means of prepaid, transmitted and recorded communication.

10.2 Notice to Warrantholders

(a) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Agreement shall be valid and effective if delivered or sent by telecopy or by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the first Business Day following the date of transmission, provided that its contents are transmitted and received completely and accurately.

(b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Warrantholders or if delivered to the address for such Warrantholders contained in the register of Warrants maintained by the Warrant Agent, by telecopy or other means of prepaid transmitted and recorded communication.

10.3 Ownership of Warrants

The Company and the Warrant Agent may deem and treat the registered owner of any Warrants as the absolute owner thereof for all purposes, and the Company and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by its Warrant Certificate free from all equities or rights of set off or counterclaim between the Company and the original or any intermediate holder of the Warrants and all persons may act accordingly. The receipt of any such Warrantholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Evidence of Ownership

(a) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Company and the Warrant Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such

Warrant during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrant so deposited.

(b) The Company and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Warrant Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, (iii) a statutory declaration of a witness of such execution, or (iv) any other documentation satisfactory to the Company and the Warrant Agent.

10.5 Satisfaction and Discharge of Agreement

Upon the earlier of:

(a) the date by which there shall have been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore countersigned hereunder; or

(b) the Expiry Time;

and if all certificates representing Common Shares instructed to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions this Agreement shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6 Provisions of Agreement and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Agreement or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.7 Common Shares or Warrants Owned by the Company or its Subsidiaries

For the purpose of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary of the Company in section 7.16, the Company shall provide to the Warrant Agent, from time to time, a certificate of the Company setting forth as at the date of such certificate:

(a) the names (other than the name of the Company) of the registered holders of Warrants which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company; and

(b) the number of Warrants owned legally or beneficially by the Company or any Subsidiary of the Company;

and the Warrant Agent, in making the determinations in section 7.16, shall be entitled to rely on such certificate without any additional evidence or liability.

10.8 Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

10.9 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first referenced above.

RYE PATCH GOLD CORP.

Per: ______________________
Authorized Signatory

PACIFIC CORPORATE TRUST COMPANY

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

and the Warrant Agent, in making the determinations in section 7.16, shall be entitled to rely on such certificate without any additional evidence or liability.

10.8 Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

10.9 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first referenced above.

RYE PATCH GOLD CORP.

Per: ______________________________
Authorized Signatory

PACIFIC CORPORATE TRUST COMPANY

Per: [signature] JEFF LUNSHOF
Authorized Signatory

TS486
Per: [signature] Janet Cleary
Authorized Signatory

THIS IS SCHEDULE "A" to the Warrant Agreement made as of July 18, 2007 between RYE PATCH GOLD CORP. and PACIFIC CORPORATE TRUST COMPANY as Warrant Agent.

CUSIP 783727118
ISIN CA 7837271187

[For Warrants issued in the United States or to U.S. Persons, include the following legends:]

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF RYE PATCH GOLD CORP. (THE "COMPANY"), THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES AND TO, OR FOR THE ACCOUNT OR BENEFIT OF, NON-U.S. PERSONS IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

WARRANT CERTIFICATE

RYE PATCH GOLD CORP.
(A British Columbia Company)

WARRANT CERTIFICATE NO. ◆	◆ WARRANTS

THIS CERTIFIES THAT, FOR VALUE RECEIVED,
◆
IS THE REGISTERED HOLDER OF
◆

SHARE PURCHASE WARRANTS

(the "Warrants") represented hereby, and is entitled to purchase for each whole Warrant represented hereby, one fully paid and non-assessable common share ("Share") of Rye Patch Gold Corp. (hereinafter called the "Company"), as such shares were constituted on July 18, 2007, at and for a price of $0.75 per Share of lawful money of Canada if exercised on or before 4:30 p.m. local time at the City of Vancouver, British Columbia, upon and subject to the terms and conditions referred to on the reverse hereof.

Warrants may be exercised only at the offices of Pacific Corporate Trust Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

The Warrants represented hereby and the Shares issuable on exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. The Shares issuable on exercise of the Warrants in the United States or by or for the account or benefit of a U.S. Person or person in the United States will bear a legend restricting transfer.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and Pacific Corporate Trust Company has caused this Warrant Certificate to be countersigned by an authorized officer.

DATED: ◆, 200◆

RYE PATCH GOLD CORP.

By: ______________________________
President

____
Chairman

Countersigned and registered by:
PACIFIC CORPORATE SERVICES LTD.,
as Warrant Agent, Vancouver, British Columbia

By: ______________________________
Authorized Officer

TERMS AND CONDITIONS

These Warrants are issued, and the manner in which they may be exercised, are subject to the terms and conditions of that certain warrant agreement dated July 18, 2007 (the "Warrant Agreement") between the Company and Pacific Corporate Trust Company, as may be amended from time to time. A copy of the terms and conditions of the Warrant Agreement may be obtained, free of charge, at the office of Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

TRANSFER OF WARRANTS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to ______________________________ [name and address of Transferee], ____________ [number of Warrants] Warrants of RYE PATCH GOLD CORP. registered in the name of the undersigned on the records of Pacific Corporate Trust Company represented by the within Warrant Certificate and irrevocably appoints Pacific Corporate Trust Company the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

DATED the ______ day of ________________, ______.

______________________________ Signature Guaranteed

______________________________ (Signature of Warrantholder)

______________________________ Name of Warrantholder

______________________________ Address of Warrantholder

Instructions:

1. Signature of the Warrantholder must be the signature of the person appearing on the face of this Warrant Certificate.
2. If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.
3. The signature on the Transfer Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". In the United States, signature guarantees must be done by an eligible guarantor institution with membership in an approved signature guarantee medallion program.

TRANSFEREE ACKNOWLEDGEMENT

In connection with this transfer *(check one and only one of the following boxes that is applicable)*:

1. ☐ The undersigned transferee hereby certifies that (i) the transferee was not offered any part of the Warrants represented by the within Warrant Certificate while in the United States and did not execute this certificate while within the United States, (ii) the transferee is not a U.S. person (as defined in Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) and is not acquiring any part of the Warrants represented by this Warrant Certificate for the account or benefit of any U.S. person or any person within the United States, and (iii) the transferee has in all other respects complied with the terms of Regulation S of the U.S. Securities Act, or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

2. ☐ The undersigned transferee is delivering a written opinion of U.S. legal counsel to the effect that the transfer of the Warrants represented by the within Warrant Certificate and the issuance of Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and any applicable state securities laws or are exempt from registration thereunder.

______________________________ Signature of Transferee

______________________________ Date

______________________________ Name of Transferee (Please Print)

______________________________ Address of Transferee

Note: The Warrants represented by the within Warrant Certificate will only be transferable in accordance with applicable laws. Unless Box 1 above is checked, the Warrants may only be transferred by delivering a written opinion of U.S. legal counsel as provided in Box 2 above.

EXERCISE FORM

The undersigned hereby exercises the right to acquire ____________________ common shares ("Shares") of **RYE PATCH GOLD CORP.** in accordance with and subject to the provisions of the Warrant Agreement referred to in the within Warrant Certificate, and hereby and hereby surrenders the attached Warrant Certificate as required by the said Warrant Certificate for the exercise of this Warrant for the purchase of that number of Shares stated above.

The undersigned holder hereby represents and certifies as follows (**check one and only one of the following boxes that is applicable):**

A. ☐ The undersigned holder is not (and is not exercising the Warrants for the account or benefit of) a U.S. person or person in the United States and did not execute or deliver this exercise form while within the United States.

B. ☐ The undersigned holder was the original purchaser in the Company's private placement of Units in the United States under which this Warrant was issued (the "Private Placement") and (i) is acquiring the Shares for its own account for investment purposes only, and not with a view to their resale or distribution, (ii) has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Shares and is able to bear the economic risk of the loss of such investment, and (iii) is, and was at the time of the Private Placement, an institutional "accredited investor" that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), (iv) understands that the Shares have not been registered under the U.S. Securities Act, and (v) agrees to the restrictions on transfer and resale as set forth in the legend included on the certificate(s) representing the Shares subscribed for hereby.

C. ☐ The undersigned has delivered herewith an opinion of counsel, addressed to the Company and the Warrant Agent, in form and substance satisfactory to the Company, that no violation of the registration provisions of the U.S. Securities Act or the securities laws of any state of the United States would result from the exercise of the Warrants.

Certificates representing the said number of Shares and any additional Warrant Certificates to which the undersigned may be entitled are to be delivered as follows:

Name: ______________________________

Address: ______________________________

____

DATED the ______ day of __________________, ______.

____
(Signature of Warrantholder)

____
Print full name

Instructions:

1. The registered holder may exercise its right to receive Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrant being exercised together with the exercise price to Pacific Corporate Trust Company at its principal office at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Certificates for Shares will be delivered or mailed within five business days after the exercise of the Warrants.

2. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.

4. Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

5. If Box B or Box C above is checked, the certificate representing the Shares will bear a legend in the form set forth in the Warrant Agreement restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF APRIL 22, 2008

BETWEEN

RYE PATCH GOLD CORP.

AND

PACIFIC CORPORATE TRUST COMPANY

AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 22, 2008 between Rye Patch Gold Corp., a corporation incorporated under the British Columbia Business Corporations Act (the "**Company**") and Pacific Corporate Trust Company, a company existing under the laws of the Province of British Columbia (the "**Rights Agent**").

WHEREAS:

A. The Board of Directors of the Company has determined that it is in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company;

B. In order to implement the adoption of the shareholder rights plan, the Board of Directors has authorized and declared a distribution of one Right effective the close of business on April 22, 2008 in respect of each Common Share outstanding at the Record Time and has further authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

D. The Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Company or any Subsidiary of the Company;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction;

(B) a Permitted Bid Acquisition;

(C) an Exempt Acquisition;

(D) a Pro Rata Acquisition; or

(E) a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

(iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person; (For the purposes of this definition, "**Disqualification Date**" means the first date of public announcement that such Person is making or has announced an intention to make a Take-over Bid alone of jointly or in concert with any other Person);

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company pursuant to a prospectus or by way of a private placement; or

(v) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Company that increases its Beneficial Ownership of Voting Shares by more than 1 % of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, Convertible Security Acquisition or a Pro Rata Acquisition);

(b) "**Affiliate**", when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "**Agreement**" means this shareholder rights plan agreement between the Company and the Rights Agent, as the same may be amended or supplemented or restated from time to time; "hereof, "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "**annual cash dividend**" means cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year

(e) "**Associate**", when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either the same or the opposite gender with whom that specified Person is living in a conjugal relationship outside marriage, (iii) a child of that Person, or (iv) a relative of such specified Person or of a Person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified Person;

(f) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**",

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or the making of any payment or payment of instalments), upon the conversion, exchange or exercise of any right attaching to Convertible Securities or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and banking group members and/or selling group members (or any of the foregoing) with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business) or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; or

(iii) any securities which are Beneficially Owned within the meaning of Subsections (i) or (ii) of this definition by any other Person with whom such Person or such Person's Affiliates is acting jointly or in concert;

provided, however, that a Person shall not be deemed to be the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security:

(iv) where such security has been or has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert

with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) or mutual funds and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "**Client**") including a non-discretionary account held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "**Statutory Body**") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such securities for the purpose of its activities as such;

(D) such Person (the "**Administrator**") is the administrator or trustee of one or more pension funds or plans (a "**Plan**"), or is a Plan, registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(E) such Person (the "**Crown Agent**") is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Takeover Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Company, (y) by means of a Permitted Bid, or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi) where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another

Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) where such Person is a registered holder of such security solely as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g) "**Board of Directors**" means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h) "**Business Corporations Act**" means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(i) "**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j) "**Canadian-U.S. Exchange Rate**" means, on any date, the inverse of the U.S. – Canadian Exchange Rate in effect on such date;

(k) "**Canadian Dollar Equivalent**" of any amount which is expressed in U.S. dollars means, on any date, the Canadian dollar equivalent of the amount determined by multiplying the amount by the U.S.-Canadian Exchange Rate in effect on such date;

(l) "**close of business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(m) "**Common Shares**" means the common shares in the capital of the Company;

(n) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid;

(ii) satisfies all provisions of the definition of a Permitted Bid other than the requirement set out in Subsection 1.1(jj)(ii)(A)of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (A) the earliest date on which Voting

Shares may be taken up and paid for under any Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such Competing Permitted Bid; and (B) 35 days after the date of the Take-over Bid constituting such Competing Permitted Bid;

provided always, for greater certainty, that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(o) **"controlled"**: a Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(i) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(p) **"Convertible Securities"** shall mean, at any time:

(i) any right (contractual or otherwise, regardless of whether it would be considered a security); or

(ii) any securities issued by the Company (including rights, warrants and options but not including the Rights) carrying any purchase, exercise, conversion or exchange right,

pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(q) **"Convertible Security Acquisition"** means the acquisition of Voting Shares from the Company upon the exercise or pursuant to the terms and conditions of any Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r) **"Co-Rights Agents"** has the meaning ascribed thereto in Subsection 4.1(a);

(s) **"Disposition Date"** has the meaning ascribed thereto in Subsection 5.1(h);

(t) **"Dividend Reinvestment Acquisition"** means an acquisition of Voting Shares pursuant

to a Dividend Reinvestment Plan;

(u) **"Dividend Reinvestment Plan"** means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities or to holders of securities of a Subsidiary where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii) proceeds of redemption of shares of the Company or a Subsidiary;

(iii) interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv) optional cash payments;

be applied to the purchase from the Company of Voting Shares;

(v) **"Effective Date"** means the date of this Agreement;

(w) **"Election to Exercise"** has the meaning ascribed thereto in Subsection 2.2(d)(ii);

(x) **"Exempt Acquisition"** means an acquisition of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a), (h) or (j); or (ii) pursuant to a distribution of Voting Shares or Convertible Securities made by the Company pursuant to a prospectus or a securities exchange take-over bid, by way of a private placement, provided that such private placement has received the approval of the Board of Directors and all applicable securities regulatory authorities, or pursuant to an amalgamation, merger, plan of arrangement or other statutory procedure requiring shareholder approval;

(y) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be an amount equal to three times the Market Price per Common Share determined as at the Separation Time;

(z) **"Expansion Factor"** has the meaning ascribed thereto in Subsection 2.3(a)(x);

(aa) **"Expiration Time"** means the earlier of (i) the Termination Time, and (ii) the termination of any meeting of holders of Voting Shares at which this Agreement was not confirmed or reconfirmed as provided for in Sections 5.15 and 5.16;

(bb) **"Flip-in Event"** means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(cc) **"holder"** has the meaning ascribed thereto in Section 2.8;

(dd) **"Independent Shareholders"** means holders of Voting Shares, other than:

(i) any Acquiring Person;

(ii) any Offeror (other than any Person who, by virtue of Subsection 1.1(f)(v), is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii) any Affiliate or Associate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ee) "**Market Price**" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities listed and admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, national United States stock exchange or any other stock exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, a national United States securities exchange or any other stock exchange or quoted by any reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of the securities on such date means the fair value per share of the securities on such date as determined by an nationally recognized investment dealer or investment banker selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars. Provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. If any relevant amount used in calculating the Market Price happens to be in United States dollars, such amount shall be translated into Canadian dollars on that date at the Canadian Dollar Equivalent thereof,

(ff) "**Nominee**" has the meaning ascribed thereto in Subsection 2.2(c);

(gg) "**Offer to Acquire**" includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh) "**Offeror**" means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ii) "**Offeror's Securities**" means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(jj) "**Permitted Bid**" means a Take-over Bid made by a Person by way of take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Person making the Take-over Bid (the "**Permitted Bid Offeror**");

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

(A) prior to the close of business on the date which is not less than 60 days following the date the take-over bid circular is sent to holders of Voting Shares; and

(B) unless at such date more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Subsection 1.1(jj)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Subsection 1.1(jj)(ii)(B) is satisfied the Permitted Bid Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(kk) "**Permitted Bid Acquisition**" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll) "**Permitted Lock-up Agreement**" means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror (the terms of which agreement are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date following the date of such agreement) whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Takeover Bid made by any of the Offerer's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "**Lock-up Bid**") provided such agreement:

(i) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction (whether by way of merger, amalgamation, arrangement, reorganization or other transaction) (the "**Superior Offer Consideration**") that in either case will provide a greater cash equivalent value per Voting Share to the holders of Voting Shares than the Locked-up Person otherwise would have received to pay under the Lock-up Bid (the "**Lock-up Bid Consideration**"). Notwithstanding the above, the Lock-Up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before such withdrawal right takes effect, provided such specified percentage is not greater than 7%;

(and, for greater clarity, such agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another Take-over Bid or transaction and may provide for any other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or other transaction); and

(ii) does not provide for any "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid;

being payable or forfeited by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid, withdraws Voting Shares previously tendered thereto to another Take-over Bid or supports another transaction;

(mm) "**Person**" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, joint venture, corporation, unincorporated organization, syndicate, governmental entity or other entity;

(nn) "**Pro Rata Acquisition**" means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:

(i) a Dividend Reinvestment Acquisition;

(ii) a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii) the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed by the Company to that Person in the course of a distribution to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition and that such rights are acquired directly from the Company and not from any other Person; or

(iv) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities

convertible into or exchangeable for Voting Shares, so offered in the distribution than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(oo) **"Record Time"** means close of business on the date of this Agreement;

(pp) **"Redemption Price"** has the meaning ascribed thereto under Subsection 5.1(b) of this Agreement;

(qq) **"Right"** means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(rr) **"Rights Certificate"** means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1 or such other form as the Company and the Rights Agent may agree;

(ss) **"Rights Holders' Special Meeting"** means a meeting of the holder of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(tt) **"Rights Register"** has the meaning ascribed thereto in Subsection 2.6(a);

(uu) **"Rights Registrar"** has the meaning ascribed thereto in Subsection 2.6(a);

(vv) **"Securities Act (British Columbia)"** means the Securities Act, R.S.B.C. 1996 c.418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations and rules thereto;

(ww) **"Separation Time"** means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors, and provided that, if any Take-over Bid referred to in Subsection (ii) or Permitted Bid or Competing Permitted Bid referred to in Subsection (iii) is not made, expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as applicable, shall be deemed, for the purposes of this definition, never to have been made;

(xx) **"Special Meeting"** means a special meeting of the holder of Voting Shares, called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(b);

(yy) **"Stock Acquisition Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 5.2 of Multilateral Instrument 62-104 or section 102.1 of the Securities Act (Ontario), as any of the aforementioned legislation may be amended or substituted from time to time) by the Company or an Acquiring Person indicating that an Acquiring Person has become such;

(zz) **"Subsidiary"**: a corporation is a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other; or

(B) that other and one or more corporations, each of which is controlled by that other; or

(C) two or more corporations, each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(aaa) **"Take-over Bid"** means an Offer to Acquire Voting Shares, or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon the conversion, exchange or exercise of the rights under such Convertible Securities into Voting Shares) together with the Offerer's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(bbb) **"Termination Time"** means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(e);

(ccc) **"Trading Day"**, when used with respect to any securities, means a day on which the principal stock exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(ddd) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(eee) **"Voting Share Reduction"** means an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(fff) "**Voting Shares**" means the Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings and Interpretation

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. In this Agreement, where the context so admits, words importing the singular include the plural and vice versa and words importing gender includes the masculine, feminine and neuter genders.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

1.5 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first Person (the "**First Person**") or any Associate or Affiliate thereof or any other Person acting jointly or in concert with the First Person, to acquire or offer to acquire Voting Shares (other than customary agreements (i) with and between underwriters or banking group members or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business, and (ii) among shareholders of the Company for legitimate corporate governance activities).

1.6 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with Canadian generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1 Issue of Rights: Legend on Common Share Certificates

(a) One Right shall be issued on the Effective Date in respect of each Common Share outstanding at the Record Time and one Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b) Certificates representing Common Shares which are issued prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby. Certificates representing Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall have impressed on, printed on, written on or otherwise affixed to them a legend substantially in the following form:

> "Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder's rights described in a Shareholder Rights Plan Agreement dated as of April 22, 2008 (the "Agreement") between Rye Patch Gold Corp. (the "Company") and Pacific Corporate Trust Company, as the same may from time to time be amended, the terms of which are incorporated herein by reference and a copy of which is on file at the principal office of the Company. Under certain circumstances set out in the Agreement, the Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Agreement, or a transferee thereof) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of a legend in accordance with this Subsection 2.1(b), until the earlier of the Separation Time and the Expiration Time.

Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and Expiration Time shall be

entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company's securities register for Common Shares.

2.2 **Initial Exercise Price; Exercise of Rights; Detachment of Rights**

(a) Subject to Subsection 3.1(a) and adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administration purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "**Nominee**")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose): (x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to standard usage; and (y) a disclosure statement prepared by the Company describing the Rights, provided that a Nominee shall be sent the materials provided for in clauses (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the Company's transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares in accordance with Subsection 5.5(b);

(iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v) tender to the Company all payments received on exercise of Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act, the Securities Act (British Columbia), the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 or Article 3.

(a) In the event the Company shall at any time after the date of this Agreement:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (for the purpose of this Agreement, "**Expansion Factor**" shall mean the number of Common Shares (or other capital stock) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof divided by one Common Share); and

(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right immediately after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter, including as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsection 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Subsection 3.1(a) hereof. Adjustments pursuant to this Subsection 2.3(a) shall be made successively, whenever an event referred to in this Subsection 2.3(a) occurs.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in

this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current Market Price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation or statutory arrangement) of evidences of indebtedness, cash (other than an annual, quarterly monthly or routine cash dividend or a dividend referred to in Subsection 2.3(a)(i),but including any dividend payable in other securities of the Company other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Time.

(e) In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), of rights, options or warrants to subscribe for or purchase any such capital stock, in a transaction referred to in Subsection 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsection 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or Rights obtained as set forth in Subsection 5.4(b) or (c), the Company and the Rights

Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(h) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

(i) Whenever an adjustment to the Exercise Price or a change in the securities purchaseable upon exercise of the Rights is made pursuant to this Section 2.3, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i) file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by any one of its Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, any Vice-President or its Corporate Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) The Company will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "**Rights Registrar**") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 <u>Mutilated, Destroyed, Lost and Stolen Rights Certificates</u>

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless;

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company,

whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other

than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of or other successor in title or ownership to Rights (a "**transferee**"), directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange on which the holder fails to certify upon the transfer or exchange in the place set forth in the Rights Certificate establishing that such holder is not a Person described in either Subsection 3.1(b)(i) or (ii) above shall be deemed to be Beneficially Owned by an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the States thereof and any other applicable law, rule or regulation in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsection 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights

represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. Notwithstanding the foregoing, the issuance of a Rights Certificate which does not bear the legend referred to in this Subsection 3.1(d) shall not invalidate or have any effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents ("**Co-Rights Agents**") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Company agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Company also agrees to indemnify the Rights Agent, its officers, directors, and employees for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

4.2 **Merger, Amalgamation or Consolidation or Change of Name of Rights Agent**

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 **Duties of Rights Agent**

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of Rights and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent, at the expense of the Company, may consult with and retain legal counsel (who may be legal counsel for the Company) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President or Corporate Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) notwithstanding anything to the contrary, the Rights Agent will be liable hereunder for its own gross negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President or Corporate Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from

any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after removal or 60 days after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Company's expense. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon

which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to that particular Flip-in Event provided that the particular Flip-in Event would result from a Take-over Bid made by way of take-over bid circular sent to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b) Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.4(b) or (c), as the case may be, the Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(c) Where, pursuant to a Permitted Bid, a Competing Permitted Bid, an Exempt Acquisition or an acquisition for which a waiver has been granted under Subsection 5.1(a), a Person acquires more than 50% of the outstanding Voting Shares, other than Voting Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid, the Exempt Acquisition or an acquisition for which a waiver has been granted under Subsection 5.1(a), then the Board of Directors of the Company shall, notwithstanding Subsection 5.1(b), immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or (c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e) If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights so redeemed shall be to receive the Redemption Price.

(f) Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by publication of a notice in any newspaper distributed nationally in Canada or by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g) Upon the Rights being redeemed pursuant to Subsection 5.1(d), the directors shall be deemed to have distributed new Rights to the holders of Voting Shares as of such date and in respect of each additional Voting Share issued thereafter, on the same basis as Rights were first distributed hereunder and thereafter all the provisions of this Agreement shall continue to apply to such redistributed Rights as if the Separation Time referred to in Section 5.1(d) had not occurred and which for all purposes of this Agreement shall be deemed not to have occurred and the new Rights shall be outstanding and attached to the outstanding Common Shares as of and after such date, subject to and in accordance with the provisions of this Agreement.

(h) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "**Disposition Date**"), has reduced its Beneficial Ownership of Voting Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i) The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

(j) Until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this section, upon written notice to the Rights Agent, the Board of Directors, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.4(b), may determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(h), to waive the application of Section 3.1 to such Flip-in Event. If the Board of Directors proposes such a waiver, the Board of Directors will extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1 of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Company may at any time, by resolution of the Board of Directors, supplement or make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which supplements or amendments are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder or policies of securities regulatory authorities or stock exchanges. The Company may, by resolution of the Board of Directors, prior to the date of its shareholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares (whether or not such action would adversely affect the interest of the holders of Rights or Voting Shares generally) in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented in person or by proxy at and entitled to be voted at the Special Meeting.

(c) The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the

extent possible, with the requirements in the articles of the Company applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at and entitled to be voted at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and the Business Corporations Act with respect to meetings of shareholders of the Company.

(e) Any supplements or amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder or policies of any securities regulatory authority or stock exchange shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company called after the Separation Time and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights referred to in Subsection 5.4(b) or 5.4(c), as the case may be.

(f) The Company shall provide the Rights Agent with notice in writing of any amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 Business Days of effecting such amendment, variation or deletion.

5.5 Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right, provided that the Company shall not be required or obligated to make any payment provided for above unless the amount payable by the Company to a certain holder exceeds $10.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsection 5.5(a) or (b), respectively, unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority having jurisdiction, and without limiting the generality of the foregoing, while any securities of the Company are listed and admitted for trading thereon, necessary approvals of the TSX Venture Exchange and other exchanges shall be obtained, in relation to the issuance of the Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may consider appropriate to ensure such compliance or avoid the application thereof. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 Notices

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Rye Patch Gold Corp.
#1740 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

Attention: Chief Executive Officer
Fax No. (604) 604-638-1589

(b) Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver BC V6C 3B9

Attention: Manager, Client Services
Fax No.: (604) 689-8144

(c) Except as otherwise provided hereunder, notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date and Confirmation

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof. At the first annual or special meeting of holders of Voting Shares following the date hereof, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Voting

Shares of the Company who vote in respect of confirmation of this Agreement at a meeting of the Company's shareholders to be held on or prior to October 18, 2008, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.15 and (b) October 18, 2008.

5.16 Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2011 and at every third annual meeting of the Company thereafter at which this Agreement has been reconfirmed pursuant to this Section 5.16. If this Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of any such annual meeting; provided, however, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), (h) or (j) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes hereof shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RYE PATCH GOLD CORP.

Per: *"Joe Kajszo"*
Authorized Signatory

Per: *"William Howald"*
Authorized Signatory

PACIFIC CORPORATE TRUST COMPANY

Per: "*Marc Castonguay*"
Authorized Signatory

Per: "*Sandy Hunter*"
Authorized Signatory

ATTACHMENT 1

RYE PATCH GOLD CORP.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. ● Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES AND THEIR TRANSFEREES, MAY BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ______________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of April 22, 2008 (the "**Shareholder Rights Agreement**"), between Rye Patch Gold Corp. (the "**Company**"), a corporation duly incorporated under the British Columbia Business Corporations Act, and Pacific Corporate Trust Company, a trust company incorporated under the laws of British Columbia (the "**Rights Agent**") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Vancouver, Canada. Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be an amount equal to three times the Market Price (as such term is defined in the Rights Plan Agreement) per Common Share determined as at the Separation Time and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights. Copies of the Shareholder Rights Agreement are on file at the registered office of the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate

or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company.

Date: ______________________

RYE PATCH GOLD CORP.

Per: ________________________
Authorized Signatory

Countersigned:

PACIFIC CORPORATE TRUST COMPANY

Per: ________________________
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FOR VALUE RECEIVED ____ hereby sells, assign and transfers unto ____

____

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____, as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated: ______________________

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature medallion guarantee program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement of Rye Patch Gold Corp.

____
Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: RYE PATCH GOLD CORP.
AND TO: PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby irrevocably elects to exercise ____________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City, Province and Postal Code)

(Social Insurance Number or other taxpayer identification number)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City, Province and Postal Code)

(Social Insurance Number or other taxpayer identification number)
Dated: ____________________

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature medallion guarantee program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement of Rye Patch Gold Corp.

____

Signature

(To be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above in the Form of Assignment and Form of Election to Exercise, as applicable, is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ending June 30, 2007

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Unaudited)

	June 30, 2007	December 31, 2006 Restated (Note 3)
ASSETS		
Current		
Cash	$ 235,574	$ 574,443
Accounts receivable	9,942	3,957
Due from related party *(Note 9)*	-	10,960
Prepaid expenses	44,988	56,063
	290,504	645,423
Capital assets *(Note 4)*	66,885	75,014
Mineral properties *(Note 5)*	472,921	599,992
Reclamation Bond *(Note 6)*	49,041	-
Deferred financing costs *(Note 8)*	125,279	10,485
	$ 1,004,630	$ 1,330,914
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 45,171	$ 41,663
Due to related parties *(Notes 9)*	48,619	5,300
	93,790	46,963
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	1,682,952	1,338,219
Share subscriptions	-	280,000
Contributed surplus *(Note 7)*	147,755	60,275
Deficit *(Statement 2)*	(919,867)	(394,543)
	910,840	1,283,951
	$ 1,004,630	$ 1,330,914

Continuing operations *(Note 1)*
Commitments & Contingencies *(Note 10)*
Subsequent events (*Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
________________________, Director

"William Howald"
________________________, Director

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended June 30, 2007	April 13, 2006 to June 30, 2006	Six months ended June 30, 2007	April 13, 2006 to June 30, 2006 Restated (Note 3)
Mineral property operations *(Note 5)*				
Mineral property expenses				
Acquisition costs of abandoned properties	$ -	$ -	$ -	$ -
Exploration costs	48,069	-	107,500	-
	48,069		107,500	-
Other operations				
Revenue				
Interest income	2,169	798	4,378	798
Recovery of administrative overhead	799	-	1,859	-
	2,968	798	6,237	798
Administrative expenses				
Accounting and audit *(Note 9)*	18,500	-	33,500	-
Amortization	8,436	-	13,639	-
Insurance	11,762	-	18,664	-
Investor relations	15,503	-	15,503	-
Legal fees *(Note 9)*	2,914	26,306	9,086	26,306
Office and administration	39,405	3,570	62,063	3,570
Rent	25,636	-	44,511	-
Stock-based compensation	55,242	-	87,480	-
Travel	5,140	-	10,286	-
Transfer agent and filing fees	23,854	-	23,854	-
Wages and bonuses *(Note 9)*	29,822	4,295	105,475	4,295
	236,214	34,171	424,061	34,171
Loss from other operations	233,246	33,373	417,824	33,373
Net loss for the period	281,315	33,373	525,324	33,373
Deficit – beginning of period, previously reported	-	-	(994,535)	-
Capitalization of mineral property acquisition costs *(Note 3)*	-	-	599,992	-
Deficit – beginning of period, restated	638,552	-	394,543	-
Deficit – end of period	$ 919,867	$ 33,373	$ 919,867	$ 33,373
Loss per share – basic & fully diluted	$ 0.02	$ 0.00	$ 0.03	$ 0.00
Weighted average number of shares outstanding – basic and fully diluted	15,013,910	8,307,692	17,435,888	8,307,692

– See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30, 2007	April 13, 2006 to June 30, 2006	Six months ended June 30, 2007	April 13, 2006 to June 30, 2006
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$ (281,315)	$ (33,373)	$ (525,324)	$ (33,373)
Items not involving cash				
Amortization	8,436	-	13,639	-
Stock-based compensation	55,242	-	87,480	-
Changes in non-cash working capital items				
Accounts receivable	(4,724)	(848)	(5,985)	(848)
Prepaid expenses	11,602	(11,254)	11,075	(11,254)
Accounts payable and accrued liabilities	(5,813)	8,666	3,508	8,666
Due from/to related parties	33,699	-	54,279	-
	(182,873)	(36,809)	(361,328)	(36,809)
Investing activities				
Purchase of capital assets	(4,046)	-	(5,510)	-
Purchase of mineral properties	-	(14,214)	(122,930)	(14,214)
Reclamation bonds	(49,041)	-	(49,041)	-
	(53,087)	(14,214)	(177,481)	(14,214)
Financing activities				
Shares issued for cash	300,990	443,505	620,930	443,505
Share subscriptions	-	-	(280,000)	-
Deferred financing costs	(24,375)	15,956	(114,793)	15,956
Share issue costs	(46,348)	-	(26,197)	-
	230,267	459,461	199,940	459,461
Net increase(decrease) in cash	(5,693)	408,438	(338,869)	408,438
Cash – beginning of period	241,267	-	574,443	-
Cash – end of period	$ 235,574	$ 408,438	$ 235,574	$ 408,438
Supplemental non-cash information				
Mineral property acquisition paid in shares	$ -	$ 500,000	$ -	$ 500,000
Reduction in mineral property acquisition paid in shares	$ -	$ -	$ (250,000)	$ -

– See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company were unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial of the Company have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the Company).

Environmental expenditures

The operations of the Company have been, and may be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures. Environmental expenditures relating to ongoing environmental and reclamation programs will be charged against earnings as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not material.

Use of estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

2. Significant accounting policies – *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. The net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves on the property after commercial production on the property commences. Acquisition costs related to sold or abandoned properties are written off at the time the decision to sell or abandon a property is made.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Capital assets

Furniture, equipment, and leasehold improvements are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements.

The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Leasehold improvements	20%

Prepaid expenses

Prepaid expenses consist predominantly of prepaid rent and insurance premiums.

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

The resultant foreign exchange gains and losses are included in the loss determination for the period.

2. Significant accounting policies – *continued*

Deferred financing costs

Deferred financing costs represent the cost of the initial public issue of common shares (Note 8). These costs were charged against the related proceeds from the sale of shares on the completion of the initial public offering.

Income taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on the fair value of the shares on the date of issue.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not revised and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

2. Significant accounting policies – *continued*

Financial instruments - *continued*

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading, financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the financial year ended April 30, 2007.

The Company had no "other comprehensive income or loss" transactions during the financial year ended April 30, 2007, and no opening or closing balances for accumulated other comprehensive income or loss.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method recognizes the proceeds that could be obtained if the options and warrants were exercised, and assumes that the proceeds would be used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

Future accounting changes

In April 2005, the Canadian Institute of Chartered Accountants issued two new accounting standards: Handbook section 1530, Comprehensive Income, and Handbook section 3855, Financial Instruments - Recognition and Measurement. These sections are effective for fiscal years beginning on or after October 1, 2006. These new standards require certain financial assets and liabilities to be measured at fair value and establish a new measure of income, comprehensive income, to represent the change in net assets other than changes attributable to transactions with the Company's shareholders. The Company has not yet adopted these new standards and expects to do so prior to the required adoption date. The Company is currently assessing the implications of the new accounting standards on their consolidated financial statements.

3. Accounting changes

In contemplation of the policies of the TSX Venture Exchange (the Exchange) and the British Columbia Securities Commission, the Company determined during the three months ended March 31, 2007, that the following changes were required:

1. The Company's accounting policies were changed from expensing all costs of acquiring and exploring mineral properties as they were incurred, to capitalizing the costs related to the acquisition of properties and expensing exploration costs as incurred. As required by generally accepted accounting principles, this change was accounted for retroactively and mineral property acquisition costs of $599,992 incurred during the period ended December 31, 2006 were capitalized as at December 31, 2006, and the deficit at that date was reduced by the same amount.

2. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 5a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7e). The deemed issue value of these outstanding shares remained at $0.10 per share (Note 7b).

3. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7e). The subscribers of these common shares also agreed to increase the consideration paid for these shares by paying an additional $39,940 on March 30, 2007 (Notes 7f and g).

4. Capital assets

	Cost	Accumulated amortization	Net book value as at June 30, 2007	Net book value as at December 31, 2006
Computer equipment	$ 15,137	$ 4,896	$ 10,241	$ 13,275
Computer software	2,101	1,123	978	1,500
Office furniture and equipment	47,257	7,341	39,916	41,709
Leasehold improvements	18,530	2,780	15,750	18,530
	$ 83,025	$ 16,140	$ 66,885	$ 75,014

5. Mineral properties

Expenditures on mineral properties from the period from incorporation to December 31, 2006, and for the six months ended June 30, 2007 were:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Other	Total Restated
Acquisition costs					
Initial acquisition costs (Note 7b)	$ 507,900	$ -	$ -	$ 25,244	$ 533,144
Holding costs	50,903	-	-	6,066	56,969
Staking	5,172	22,130	13,887	-	41,189
Total acquisition costs	563,975	22,130	13,887	31,310	631,302
Exploration expenditures					
Geological	126,830	123	3,887	16,834	147,674
Geochemical	460	-	-	-	460
Geophysical	2,115	-	-	-	2,115
Overhead	120	-	-	-	120
Travel and accommodation	1,373	844	-	-	2,217
Total exploration expenditures charged to operations	130,898	967	3,887	16,834	152,586
Properties abandoned and charged to operations	-	-	-	48,144	48,144
Total expenditures on active properties, December 31, 2006	$ 694,873	$ 23,097	$ 17,774	$ -	$ 735,744
Acquisition costs					
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ 599,992
Initial acquisition costs	41,023	-	-	-	41,023
Reduction in initial acquisition costs (Notes 3 and 7h)	(250,000)	-	-	-	(250,000)
Holding costs	2,172	49,140	30,594	-	81,906
Total acquisition costs	357,170	71,270	44,481	-	472,921
Exploration expenditures					
Geological	87,025	9,840	9,652	983	107,500
Total expenditures charged to operations for the period ended June 30, 2007	$ 87,025	$ 9,840	$ 9,652	$ 983	$ 107,500

5. Mineral properties - *continued*

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation (NADR) and Newmont Mining Corporation (Newmont), the lessor of the property, entered into a Mining Lease and Sublease agreement (the Agreement) on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company.

In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 7b and h) These shares were valued at $500,000 (Note 3). Neither party was related to the Company at the time of the acquisition. The Company has also agreed to pay NADR US$150,000 within four days of listing of its shares on the TSX Venture Exchange (the Exchange), of which US$25,000 was prepaid on January 8, 2007, and US$125,000 was paid on July 23, 2007.

Under the Agreement, the Company is obligated to make the following minimum expenditures on this property:

		Amount
By December 15, 2007	US$	600,000
By December 15, 2008		100,000
By December 15, 2009		500,000
By December 15, 2010		1,800,000
	US$	3,000,000

The Company is obligated to spend the first US$600,000 on the property even if it terminates the Agreement. If the Company does not make the requisite expenditures, during any period ending on an anniversary date, the Company will pay Newmont, 150% of the deficit, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days after each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter, on certain portions of the property.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont may spend US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40% if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 12).

5. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time after it has spent the first US$600,000, and upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount	
Initial payment	US$	10,000	(paid)
By March 21, 2008		15,000	
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

6. Reclamation Bonds

Future reclamation and mine closure costs will be the responsibility of the Company and are based on legal and regulatory requirements. The laws and regulations are continually changing and are generally becoming more restrictive. The Company believes it is in compliance with applicable laws and regulations and expects to make future expenditures to comply with these laws and regulations. Current estimated reclamation obligations are secured by a $49,041 reclamation bond as of June 30, 2007.

7. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares		Amount		Contributed surplus
Issued for cash on incorporation (Note 7a)	6,000,000	$	60	$	-
Issued for mineral property interests (Note7b)	5,000,000		500,000		-
Issued for private placements, net of share issue costs of $3,541 (Note 7c)	8,417,000		838,159		4,209
Stock-based compensation	-		-		55,423
Share subscriptions	-		-		643
Balance as at December 31, 2006	19,417,000		1,338,219		60,275
Issued for private placements, net of share issue costs of $1,822 (Note 7d)	700,000		278,178		-
Shares cancelled (Notes 3 and 7e)	(5,500,000)		-		
Additional consideration paid for principals' founders' shares (Notes 3 and 7f)	-		27,445		-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7g)	-		12,495		-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7h)	-		(250,000)		-
Issued for private placements, net of share issue costs of $24,375 (Note 7i)	668,867		276,615		
Stock-based compensation	-		-		87,480
Balance as at June 30, 2007	15,285,867	$	1,682,952	$	147,755

a) On April 13, 2006, the Company issued 6,000,000 common shares at a price of $0.00001 per share to its founders (Notes 3, 7e, 7f and 7g).

b) During the period ended December 31, 2006, the Company issued 5,000,000 common shares for the Wilco property (Notes 3, 5a and 7e) at an issue price of $0.000001 per share. In accordance with generally accepted accounting principles, these shares were valued at $0.10 per share on the basis of the private placement made by the company (Note 7c and h).

c) On July 31, 2006, the Company closed a private placement for $841,700, consisting of 8,417,000 common shares at a price of $0.10 per share.

d) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share.

e) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 were related to the mineral property interests; 2,750,000 were for founders' shares issued to principals of the Company; and 250,000 were for founders' shares issued to non-principals of the Company.

7. **Share capital** - *continued*

f) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

g) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

h) The cancellation of one-half of the shares issued for the mineral property interest necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

i) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990.

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of shares	Weighted average exercise price
Granted and outstanding, December 31, 2006	1,040,000	$ 0.46
Granted during the period	450,000	0.40
Expired	(150,000)	0.40
Outstanding , June 30, 2007	1,340,000	$ 0.45

			Options outstanding	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
October 12, 2011	$ 0.40	240,000	$ 0.40	4.25
October 12, 2011	$ 0.50	650,000	$ 0.50	4.25
January 19, 2012	$ 0.40	250,000	$ 0.40	4.50
March 14, 2012	$ 0.40	200,000	$ 0.40	4.67
				4.42
		1,340,000		

Subsequently, 525,000 stock options granted to the directors of the Company were re-priced from an exercise price of $0.40 to $0.50 each.

7. Share capital - *continued*

Stock-based compensation

The weighted average grant-date fair value of stock options granted during the period was $0.40.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	3.99-4.08 %	4.08 %
Expected volatility	90 %	90 %
Expected years of option life	5 years	5 years
Expected dividends	$Nil	$Nil

During the six months ended June 30, 2007, under the fair-value-based method, $87,480 (from April 13, 2006 (incorporation) to December 31, 2006 - $55,423) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

8. Initial Public Offering

On April 11, 2007, the Company filed a preliminary prospectus in connection with its initial public offering ("Offering") with the British Columbia, Alberta and Ontario securities commissions and the Exchange. The Offering closed on July 19, 2007, and consisted of 8,000,000 units ("Units") at a price of $0.50 per Unit, raising gross proceeds of $4,000,000. Each Unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (Warrant). Each Warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009.

The Company had entered into an agency agreement with Pacific International Securities Inc. ("Agent"). The Agent was granted a compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. In addition, the Agent was paid a portion of its 7% cash commission and corporate finance fees by way of Units at a deemed issuer price of $0.50 per Unit, resulting in the issuance of 562,750 finance units.

On July 23, 2007, the common shares of the Company commenced trading on the Exchange under the symbol "RPM".

9. Due from and to related parties

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) During the period ended June 30, 2007, the Company incurred deferred financing costs relating to the Offering (Note 8) of $80,477, share issue costs of $26,197, and legal fees of $5,209 from a legal firm of which the Corporate Secretary is a partner. As at June 30, 2007, $39,609 (December 31, 2006 - $Nil) was owing to this firm. These amounts were subject to normal trade terms.

9. Due from and to related parties - *continued*

b) During the period ended June 30, 2007, the Company incurred accounting and administrative fees of $33,500 (From April 13, 2006 (incorporation) to December 31, 2006 - $32,500) from a company of which the Chief Financial Officer is the President and a director. As at June 30, 2007, $9,010 (December 31, 2006 - $5,300) was owing to this company. This amount is subject to normal trade terms.

c) During the period ended June 30, 2007, the Company incurred $48,972 [From April 13, 2006 (incorporation) to December 31, 2006 - $10,960] for rent and administrative expenses on behalf of a company with directors in common. As of June 30, 2007, $Nil (December 31, 2006 - $10,960) was owed by this company. This amount is subject to normal trade terms.

d) During the period ended June 30, 2007, the Company paid a bonus of $25,000 each to a company controlled by its President, and to a company controlled by its Chairman, for services provided to the Company from its inception. As of June 30, 2007, $Nil (December 31, 2006 - $Nil) was owed to these individuals. This amount is subject to normal trade terms.

10. Commitments and contingencies

(a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for approximate annual rent of $93,000 from October 1, 2006 until December 31, 2011, and in Reno, Nevada, for a minimum monthly rent of US$2,070 until July 31, 2009. Another company that has directors in common with the Company will reimburse the Company one-half of the rental on the Vancouver office (Note 9c).

(b) The holder of 1,000,000 of the Company's common shares was entitled to receive 2% of the number of common shares it originally purchased for no additional consideration if the Company's shares were not listed for trading on a North American stock exchange by July 31, 2007, and an additional 2% for no additional consideration every 30 days thereafter, to a maximum of 150,000 shares, until the Company's common shares were listed for trading on a North American stock exchange. The Company was listed for trading prior to July 31, 2007.

(c) On June 1, 2007, the Company entered into an investor relations agreement with Buick Group Corp. (Buick Group). The Company has agreed to pay Buick Group $7,500 a month for its services, and granted Buick Group stock options to acquire up to 300,000 common shares at an exercise price of $0.50 a share until July 19, 2009. The Company will also reimburse Buick Group all expenses incurred on behalf of the Company. This agreement is for initial period of 12 months and may be renewed or extended. Either party may terminate the agreement upon giving 30 days notice.

(d) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company at the discretion of the Company.

11. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States.

The following table shows the capital assets attributable to each operating segment:

	June 30, 2007	December 31, 2007
Canada	$ 44,660	$ 49,294
Nevada, United States	22,225	25,720
	$ 66,885	$ 75,014

The mineral properties are held solely in the Nevada, United States segment.

12. Subsequent events

(a) The balance of the US$150,000 due to NADR (which amounted to US$125,000) for the Wilco property was paid on July 23, 2007.

(b) August 3, 2007, 525,000 stock options granted to the directors and officers of the Company were re-priced from an exercise price of $0.40 to $0.50 each.

(c) Subsequently, 390,000 options at a price of $0.50 were granted to the employees and consultants of the Company.

(d) On August 21, 2007, the Company agreed to acquire the Jessup project from Midway Gold Corp.'s (Midway). The Jessup project is comprised of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under various leases. On closing of the acquisition, the Company will issue to Midway 2,000,000 units each unit comprising of one common share and one-half of one non-transferable common share purchase warrant with each whole warrant entitling Midway to purchase one common share for a period of 24 months at an exercise price of $1.00. The Company will also reimburse Midway for costs of approximately US$252,000, incurred in connection with the Jessup project. Closing of the sale is subject to Exchange approval.

The underlying lease obligations in respect of 96 unpatented claims involve making monthly advance royalty payments of US$6,000 in 2007, increasing by US$1,000 per month in each successive year until it reaches US$9,000 per month in 2011, and continues thereafter at that amount. These claims are subject to a production royalty of between 1% and 3.5% in favour of the lessor and a 1.6% net smelter return royalty in favour of a prior claim owner. The Company may purchase these properties (subject to the 1.6% net smelter return royalty) by paying the lessor US$2 million if the option is exercised by May 12, 2008, US$2.5 million if the option is exercised by May 12, 2009, or US$3 million if the option is exercised by May 12, 2010, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of 3 unpatented claims involve making advance royalty payments of US$8,000 in 2008, US$9,000 in 2009, US$10,000 in 2010, and US$10,000 for each year thereafter. These claims are subject to a 2% production royalty in favour of the lessor. The Company may purchase one-half of the production royalty interest (1%) at any time during the term of the lease for US$1 million, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of the one patented claim involve making annual advance royalty payments of US$5,000 in 2008 up to and including 2010, US$10,000 in 2011 up to and including 2015, US$20,000 in 2016 up to and including 2020, and US$30,000 in 2021, and US$30,000 for each year thereafter. This claim is subject to a 5% production royalty in favour of the lessor in respect of precious metals. The Company may purchase this claim and one-half of the production royalty interest (2.5%) at any time during the first five years of the lease for US$250,000.

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2007

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited) Restated (Note 3)
ASSETS		
Current		
Cash and cash equivalents	$ 3,214,715	$ 574,443
Accounts receivable	36,829	3,957
Due from related party *(Note 9)*	1,381	10,960
Prepaid expenses	148,399	56,063
	3,401,324	645,423
Capital assets *(Note 4)*	84,183	75,014
Mineral properties *(Note 5)*	2,045,364	599,992
Reclamation Bond *(Note 6)*	49,041	-
Deferred financing costs *(Note 8)*	-	10,485
	$ 5,579,912	$ 1,330,914
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 256,983	$ 41,663
Due to related parties *(Notes 9)*	35,034	5,300
	292,017	46,963
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	7,080,606	1,338,219
Share subscriptions	-	280,000
Contributed surplus *(Note 7)*	627,471	60,275
Deficit *(Statement 2)*	(2,420,182)	(394,543)
	5,287,895	1,283,951
	$ 5,579,912	$ 1,330,914

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 10)*
Subsequent events *(Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended Sept. 30, 2007	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2007	April 13, 2006 to Sept. 30, 2006 Restated (Note 3)
Mineral property operations *(Note 5)*				
Mineral property expenses				
Exploration costs	$ 1,159,923	$ -	$ 1,267,423	$ -
	1,159,923	-	1,267,423	-
Other operations				
Revenue				
Interest income	23,677	5,228	28,055	6,026
Recovery of administrative overhead	1,600	-	3,459	-
	25,277	5,228	31,514	6,026
Administrative expenses				
Accounting and audit *(Note 9)*	72,109	12,500	105,609	12,500
Amortization	2,394	682	16,033	682
Insurance	16,647	115	35,311	1,636
Investor relations	33,242	1,636	48,745	115
Legal fees *(Note 9)*	17,095	(20,951)	26,181	5,355
Management fees *(Note 9)*	49,938	-	49,940	-
Office and administration	(8,590)	17,009	53,473	20,579
Rent	11,030	7,004	55,539	7,004
Stock-based compensation	50,606	-	138,086	-
Travel	8,437	4,039	18,723	4,039
Transfer agent and filing fees	14,237	-	38,091	-
Wages and bonuses *(Note 9)*	98,524	12,750	203,999	17,045
	365,669	34,784	789,730	68,955
Loss from other operations	(340,392)	(29,556)	(758,216)	(62,929)
Net loss for the period	(1,500,315)	(29,556)	(2,025,639)	(62,929)
Deficit – beginning of period	(919,867)	(33,373)	(394,543)	-
Deficit – end of period	$ (2,420,182)	$ (62,929)	$ (2,420,182)	$ (62,929)
Loss per share – basic & fully diluted	$ 0.06	$ 0.00	$ 0.10	$ 0.00
Weighted average number of shares outstanding – basic and fully diluted	23,710,658	16,672,326	19,550,463	12,784,924

– See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	April 13, 2006 to September 30, 2006
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$ (1,500,315)	$ (29,556)	$ (2,025,639)	$ (62,929)
Items not involving cash				
Amortization	2,394	682	16,033	682
Stock-based compensation	50,606	-	138,086	-
Changes in non-cash working capital items				
Accounts receivable	(26,887)	848	(32,872)	-
Prepaid expenses	(103,411)	(53,549)	(92,336)	(64,803)
Accounts payable and accrued liabilities	211,812	31,188	215,320	39,854
Due from/to related parties	(14,966)	11,406	39,313	11,406
	(1,380,767)	(38,981)	(1,742,095)	(75,790)
Investing activities				
Purchase of capital assets	(19,692)	(26,860)	(25,202)	(26,860)
Purchase of mineral properties	(478,737)	(133,417)	(601,667)	(147,631)
Reclamation bonds	-	-	(49,041)	-
	(498,429)	(160,277)	(675,910)	(174,491)
Financing activities				
Shares issued for cash	5,000,000	398,255	5,620,930	841,760
Share subscriptions	-	-	(280,000)	-
Deferred financing costs	125,278	(35,383)	10,485	(19,427)
Share issue costs	(266,941)	-	(293,138)	-
	4,858,337	362,872	5,058,277	822,333
Net increase in cash and cash equivalents	2,979,141	163,614	2,640,272	572,052
Cash and cash equivalents – beginning of period	235,574	408,438	574,443	-
Cash and cash equivalents – end of period	$ 3,214,715	$ 572,052	$ 3,214,715	$ 572,052
Supplemental non-cash information				
Mineral property acquisition paid in shares	$ 900,000	$ -	$ 900,000	$ 500,000
Broker's corporate finance fees and commission paid in shares	$ 281,375	$ -	$ 281,375	$ -
Reduction in mineral property acquisition paid in shares	$ -	$ -	$ (250,000)	$ -

– See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial of the Company have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the Company).

Environmental expenditures

The operations of the Company have been, and may be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures. Environmental expenditures relating to ongoing environmental and reclamation programs will be charged against earnings as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not material.

Use of estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

2. Significant accounting policies – *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. The net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves on the property after commercial production on the property commences. Acquisition costs related to sold or abandoned properties are written off at the time the decision to sell or abandon a property is made.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Capital assets

Furniture, equipment, and leasehold improvements are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements.

The amortization rates are:

Computer equipment	45%
Computer software	100%
Exploration equipment	20%
Office furniture and equipment	20%
Leasehold improvements	20%

Prepaid expenses

Prepaid expenses consist predominantly of exploration expenditures, prepaid rent, and insurance premiums.

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

The resultant foreign exchange gains and losses are included in the loss determination for the period.

2. Significant accounting policies – *continued*

Deferred financing costs

Deferred financing costs represent the cost of the initial public issue of common shares (Note 8). These costs were charged against the related proceeds from the sale of shares on the completion of the initial public offering.

Income taxes

The Company accounts for future income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on the fair value of the shares on the date of issue.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not revised and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

2. Significant accounting policies – *continued*

Financial instruments - *continued*

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading, financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the financial period ended September 30, 2007.

The Company had no "other comprehensive income or loss" transactions during the financial period ended September 30, 2007, and no opening or closing balances for accumulated other comprehensive income or loss.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method recognizes the proceeds that could be obtained if the options and warrants were exercised, and assumes that the proceeds would be used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

Future accounting changes

In April 2005, the Canadian Institute of Chartered Accountants issued two new accounting standards: Handbook section 1530, Comprehensive Income, and Handbook section 3855, Financial Instruments - Recognition and Measurement. These sections are effective for fiscal years beginning on or after October 1, 2006. These new standards require certain financial assets and liabilities to be measured at fair value and establish a new measure of income, comprehensive income, to represent the change in net assets other than changes attributable to transactions with the Company's shareholders. The Company has not yet adopted these new standards and expects to do so prior to the required adoption date. The Company is currently assessing the implications of the new accounting standards on their consolidated financial statements.

3. Accounting changes

In contemplation of the policies of the TSX Venture Exchange (the Exchange) and the British Columbia Securities Commission, the Company determined during the three months ended March 31, 2007, that the following changes were required:

1. The Company's accounting policies were changed from expensing all costs of acquiring and exploring mineral properties as they were incurred, to capitalizing the costs related to the acquisition of properties and expensing exploration costs as incurred. As required by generally accepted accounting principles, this change was accounted for retroactively and mineral property acquisition costs of $599,992 incurred during the period ended December 31, 2006 were capitalized as at December 31, 2006, and the deficit at that date was reduced by the same amount.

2. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 5a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7e). The deemed issue value of these outstanding shares remained at $0.10 per share (Note 7b).

3. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7e). The subscribers of these common shares also agreed to increase the consideration paid for these shares by paying an additional $39,940 on March 30, 2007 (Notes 7f and g).

4. Capital assets

	Cost	Accumulated amortization	Net book value as at September 30, 2007	Net book value as at December 31, 2006
Computer equipment	$ 23,393	$ 5,707	$ 17,686	$ 13,275
Computer software	4,514	1,716	2,798	1,500
Office furniture and equipment	54,255	8,283	45,972	41,709
Exploration Equipment	2,025	48	1,977	-
Leasehold improvements	18,530	2,780	15,750	18,530
	$ 102,717	$ 18,534	$ 84,183	$ 75,014

5. **Mineral properties**

Expenditures on mineral properties from the period from incorporation to December 31, 2006, and for the nine months ended September 30, 2007 were:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Other	Total Restated
Acquisition costs						
Initial acquisition costs (Note 7b)	$ 507,900	$ -	$ -	$ -	$ 25,244	$ 533,144
Holding costs	50,903	-	-	-	6,066	56,969
Staking	5,172	22,130	13,887	-	-	41,189
Total acquisition costs	563,975	22,130	13,887	-	31,310	631,302
Exploration expenditures						
Geological	126,830	123	3,887	-	16,834	147,674
Geochemical	460	-	-	-	-	460
Geophysical	2,115	-	-	-	-	2,115
Overhead	120	-	-	-	-	120
Travel and accommodation	1,373	844	-	-	-	2,217
Total exploration expenditures charged to operations	130,898	967	3,887	-	16,834	152,586
Properties abandoned and charged to operations	-	-	-	-	48,144	48,144
Total expenditures on active properties, December 31, 2006	$ 694,873	$ 23,097	$ 17,774	$ -	$ -	$ 735,744
Acquisition costs						
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ -	$ 599,992
Initial acquisition costs	174,165	-	-	1,292,885	-	1,467,050
Reduction in initial acquisition costs (Notes 3 and 7h)	(250,000)	-	-	-	-	(250,000)
Holding costs	34,712	78,464	47,628	63,336	-	224,140
Staking costs	2,116	-	-	2,066		4,182
Total acquisition costs	524,968	100,594	61,515	1,358,287	-	2,045,364
Exploration expenditures						
Drilling	824,124	-	-	-	-	824,124
Geological	275,480	9,581	9,398	1,873	1,622	297,954
Geochemical	118,739	-	-	-	662	119,401
Overhead	21,175	99	-	356	97	21,727
Travel and accommodation	4,217	-	-	-	-	4,217
Total expenditures charged to operations for the period ended September 30, 2007	$ 1,243,735	$ 9,680	$ 9,398	$ 2,229	$ 2,381	$ 1,267,423

5. Mineral properties - *continued*

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation (NADR) and Newmont Mining Corporation (Newmont), the lessor of the property, entered into a Mining Lease and Sublease agreement (the Agreement) on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company.

In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 7b and h). These shares were valued at $500,000 (Note 3). Neither party was related to the Company at the time of the acquisition. The Company also agreed to pay NADR US$150,000 within four days of listing of its shares on the TSX Venture Exchange (the Exchange), of which US$25,000 was prepaid on January 8, 2007, and US$125,000 was paid on July 23, 2007.

Under the Agreement, the Company is obligated to make the following minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

The Company is obligated to spend the first US$600,000 on the property even if it terminates the Agreement. If the Company does not make the requisite expenditures, during any period ending on an anniversary date, the Company will pay Newmont, 150% of the deficit, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days after each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return (NSR) of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter, on certain portions of the property.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont may spend US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40% if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 10d).

5. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time after it has spent the first US$600,000, and upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount	
Initial payment	US$	10,000	(paid)
By March 21, 2008		15,000	
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada, by way of staking. The Company owns 100% of these claims.

5. **Mineral properties** - *continued*

d) Jessup Project

On September 28, 2007, the Company acquired the Jessup project from Midway Gold Corp. (Midway). The Jessup project is comprised of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under various leases.

In consideration the Company issued a total of 2,000,000 units ("Units") of the Company to Midway (Note 7j). Each Unit comprises one common share and one-half of one non-transferable common share purchase warrant (Warrant). Each Warrant is exercisable into one common share of the Company at an exercise price of $1.00 until September 28, 2009. A fair value of $193,705 was assigned to these warrants and was estimated using the Black Scholes Option Pricing Model based on the following assumptions of a risk free interest rate of 4.16%, a volatility rate of 115% and an expected time to exercise of two years. In addition to the Exchange's four month hold period, the shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released from such resale restrictions on September 28, 2007 and six, 12, 18, and 24 months thereafter.

The Company also reimbursed Midway US$246,367 for the costs incurred in connection with the Jessup project which included US$29,000 in advance royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on 96 unpatented Snowwave claims are:

		Amount
Monthly in 2007	US $	6,000
Monthly in 2008		7,000
Monthly in 2009		8,000
Monthly in 2010 and every month thereafter		9,000

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount
In 2008	US $	8,000
In 2009		9,000
In 2010, and every year thereafter		10,000

The underlying lease obligation on the patented Victory claim is:

		Amount
In 2008 up to and including 2010	US $	5,000
In 2011 up to and including 2015		10,000
In 2016 up to and including 2020		20,000
In 2021 and every year thereafter		30,000

These claims are subject to production royalties ranging between 1% and 5%, and the 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

Rye Patch has also expanded the size of the property by staking 73 new unpatented mining claims.

6. Reclamation Bonds

Future reclamation and mine closure costs will be the responsibility of the Company and are based on legal and regulatory requirements. The laws and regulations are continually changing and are generally becoming more restrictive. The Company believes it is in compliance with applicable laws and regulations and expects to make future expenditures to comply with these laws and regulations. Current estimated reclamation obligations are secured by a $49,041 reclamation bond as of September 30, 2007.

7. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares	Amount	Contributed surplus
Issued for cash on incorporation (Note 7a)	6,000,000	$ 60	$ -
Issued for mineral property interests (Note7b)	5,000,000	500,000	-
Issued for private placements, net of share issue costs of $3,541 (Note 7c)	8,417,000	838,159	4,209
Stock-based compensation	-	-	55,423
Share subscriptions	-	-	643
Balance as at December 31, 2006	19,417,000	1,338,219	60,275
Issued for private placements, net of share issue costs of $1,822 (Note 7d)	700,000	278,178	-
Shares cancelled (Notes 3 and 7e)	(5,500,000)	-	
Additional consideration paid for principals' founders' shares (Notes 3 and 7f)	-	27,445	-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7g)	-	12,495	-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7h)	-	(250,000)	-
Issued for private placements, net of share issue costs of $24,375 (Note 7i)	668,867	276,615	-
Initial public offering, net of share issue costs of $783,721 (Note 8)	10,562,750	4,497,654	235,405
Issued for mineral property interests (Notes 5d and 7j)	2,000,000	900,000	-
Fair value of warrants issued on property acquisition (Notes 5d and 7j)	-	-	193,705
Stock-based compensation	-	-	138,086
Balance as at September 30, 2007	27,848,617	$ 7,080,606	$ 627,471

7. Share capital - *continued*

a) On April 13, 2006, the Company issued 6,000,000 common shares at a price of $0.00001 per share to its founders (Notes 3, 7e, 7f and 7g).

b) During the period ended December 31, 2006, the Company issued 5,000,000 common shares for the Wilco property (Notes 3, 5a and 7e) at an issue price of $0.000001 per share. In accordance with generally accepted accounting principles, these shares were valued at $0.10 per share on the basis of the private placement made by the company (Note 7c and h).

c) On July 31, 2006, the Company closed a private placement for $841,700, consisting of 8,417,000 common shares at a price of $0.10 per share.

d) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share.

e) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 were related to the mineral property interests; 2,750,000 were for founders' shares issued to principals of the Company; and 250,000 were for founders' shares issued to non-principals of the Company.

f) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

g) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

h) The cancellation of one-half of the shares issued for the mineral property interest necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

i) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990.

j) On September 28, 2007 the Company issued 2,000,000 units ("Units") on the acquisition of Jessup property (Note 5d). Each Unit comprises one common share of the Company and one-half of one non-transferable share purchase warrant exercisable into one share of the Company at a price of $1.00 until September 28, 2007. A fair value of $193,705 was assigned to these warrants and was estimated using the Black-Scholes Option Pricing Model.

Warrants

Number of warrants as at September 30, 2007:

			Warrants Outstanding	
Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,000,000	$ 0.75	1.83
July 19, 2009	$ 0.75	281,375	0.75	1.83
September 28,2009	$ 1.00	1,000,000	1.00	2.00
		6,281,375	$ 0.75	1.89

7. Share capital - *continued*

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of shares	Weighted average exercise price
Granted and outstanding, December 31, 2006	1,040,000	$ 0.49
Granted during the period	1,740,000	0.49
Outstanding , September 30, 2007	2,780,000	$ 0.49

Number of options as at September 30, 2007:

			Options outstanding	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.50	1,200,000	$ 0.50	1.83
October 12, 2011	$ 0.40	195,000	$ 0.40	4.00
October 12, 2011	$ 0.50	825,000	$ 0.50	4.00
January 19, 2012	$ 0.40	100,000	$ 0.40	4.25
January 19, 2012	$ 0.50	150,000	$ 0.50	4.25
March 14, 2012	$ 0.50	200,000	$ 0.50	4.42
July 09, 2012	$ 0.50	90,000	$ 0.50	4.83
		2,780,000		3.01

On July 20, 2007, 1,175,000 stock options granted to the directors and consultants of the Company were re-priced from an exercise price of $0.40 to $0.50 each.

Stock-based compensation

The weighted average grant-date fair value of stock options granted during the period was $0.49.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	3.99-4.63 %	4.08 %
Expected volatility	115 %	90 %
Expected years of option life	2 - 5 years	5 years
Expected dividends	$Nil	$Nil

During the nine months ended September 30, 2007, under the fair-value-based method, $138,086 (from April 13, 2006 (incorporation) to December 31, 2006 - $55,423) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

8. Initial Public Offering

On April 11, 2007, the Company filed a preliminary prospectus in connection with its initial public offering (Offering) with the British Columbia, Alberta and Ontario securities commissions and the Exchange. The Offering closed on July 19, 2007, and consisted of 10,000,000 units (Units) at a price of $0.50 per Unit, raising gross proceeds of $5,000,000. Each Unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (Warrant). Each Warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009.

The Company had entered into an agency agreement with Pacific International Securities Inc. (Agent). The Agent was granted compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. The fair value of $235,405 was recognised on these options. In addition, the Agent was paid its commission and corporate finance fee of $93,625 and 562,750 Units of the Offering at a deemed issue price of $0.50 per Unit. The other expenses incurred on the Offering totalled $173,316.

On July 23, 2007, the common shares of the Company commenced trading on the Exchange under the symbol "RPM".

9. Due from and to related parties

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) During the period ended September 30, 2007, the Company incurred share issue costs of $138,966, and legal fees of $12,827 from a legal firm of which the Corporate Secretary is a partner. As at September 30, 2007, $21,654 (December 31, 2006 - $Nil) was owed to this firm. These amounts were subject to normal trade terms.

b) During the period ended September 30, 2007, the Company incurred accounting and administrative fees of $48,500 (from April 13, 2006 (incorporation) to December 31, 2006 - $32,500) from a company of which the Chief Financial Officer is the President and a director. As at September 30, 2007, $5,300 (December 31, 2006 - $5,300) was owed to this company. This amount is subject to normal trade terms.

c) During the period ended September 30, 2007, the Company incurred $76,447 (from April 13, 2006 (incorporation) to December 31, 2006 - $10,960) for rent and administrative expenses on behalf of a company with directors in common. As of September 30, 2007, $1,380 (December 31, 2006 - $10,960) was owed by this company. This amount is subject to normal trade terms.

d) During the period ended September 30, 2007, the Company paid a bonus of $55,000 each to a company controlled by its President, and to a company controlled by its Chairman, for services provided to the Company from its inception and incurred $49,940 in management fees paid to these officers. As of September 30, 2007, $8,080 (December 31, 2006 - $Nil) was owed to these individuals. This amount is subject to normal trade terms.

10. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for approximate annual rent of $93,000 from October 1, 2006 until December 31, 2011, and in Reno, Nevada, for a minimum monthly rent of US$2,530 until July 31, 2009. Another company that has directors in common with the Company will reimburse the Company one-half of the rental on the Vancouver office (Note 9c).

b) The holder of 1,000,000 of the Company's common shares was entitled to receive 2% of the number of common shares it originally purchased for no additional consideration if the Company's shares were not listed for trading on a North American stock exchange by July 31, 2007, and an additional 2% for no additional consideration every 30 days thereafter, to a maximum of 150,000 shares, until the Company's common shares were listed for trading on a North American stock exchange. The Company was listed for trading prior to July 31, 2007.

c) On June 1, 2007, the Company entered into an investor relations agreement with Buick Group Corp. (Buick Group). The Company agreed to pay Buick Group $7,500 a month for its services, and granted Buick Group stock options to acquire up to 300,000 common shares at an exercise price of $0.50 a share until July 19, 2009. The Company will also reimburse Buick Group all expenses incurred on behalf of the Company. This agreement is for an initial period of 12 months and may be renewed or extended. Either party may terminate the agreement upon giving 30 days notice.

d) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company at the discretion of the Company.

11. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States.

The following table shows the capital assets attributable to each operating segment:

	September 30, 2007	December 31, 2007
Canada	$ 4,107,164	$ 49,294
Nevada, United States	1,537,748	25,720
	$ 5,644,912	$ 75,014

The mineral properties are held solely in the Nevada, United States segment.

12. Subsequent events

Subsequently, the Company granted 445,000 stock options to directors, consultants and employees of the company at a price of $ 0.45 per share for five years with an 18 month vesting period.

On November 19, 2007, the Company announced that it had entered into a letter agreement with Mountain Gold Exploration, Inc. (MGE) and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is to pay the Lessors advance royalties (to be credited towards the Lessors' NSR) as follows: 100,000 shares upon receipt of Exchange approval; US$60,000 and 100,000 shares by November 2008; US$65,000 and 100,000 shares by November 2009; US$70,000 and 150,000 shares by November 2010; US$75,000 and 150,000 shares by November 2011; US$80,000 and 150,000 shares by November 2012; and US$80,000 for each year thereafter. In addition, the Company is required to make the following minimum exploration expenditures: US$100,000 by November 2008; US$200,000 by November 2009; US$300,000 by November 2010; US$500,000 by November 2011; and US$1,000,000 by November 2012. The Company is also required to make those payments of US$5,346 that remain under the underlying option agreement. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine andalusite, dumortierite and industrial minerals on the Property.

RYE PATCH GOLD CORP.

RECEIVED
2008 MAY 21 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT DISCUSSION AND ANALYSIS – FORM 51-102F1
for the quarter ended June 30, 2007

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of August 28, 2007 and should be read in conjunction with the unaudited consolidated financial statements ("Financial Statements") and related notes for the years ended June 30, 2007, April 30, 2006 and April 30, 2005. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. These are consistent with prior periods.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Initial Public Offering ("IPO") prospectus dated July 6, 2007. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

Overall Performance

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly State of Nevada, USA. The Company's management team is engaged in acquisition, exploration and development of resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada.

The Company completed its IPO on July 19, 2007, and commenced trading on the TSX Venture Exchange ("Exchange") on July 23, 2007, under the symbol "RPM". The IPO raised gross proceeds of $5,000,000. The funds raised will primarily be used to conduct the Phase I exploration program on the Wilco Property. In the last quarter, prior to completion of the IPO, the Company also raised gross proceeds of $300,990 through the completion of a private placement.

The Company is continuing its exploration program, having secured and mobilized two reverse circulation drill rigs for the Wilco project. The Company has a resource estimate for its Colado gold deposit, and the resource estimate its second resource area, Willard, is in progress.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's only completed financial year:

	2006
Total revenues	Nil
Net loss	$394,543
Basic loss per share (1)	$0.03
Total assets	$1,330,914
Total long term liabilities	Nil
Dividends declared	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred

All financial data has been prepared according to GAAP, in the Company's reporting currency of Canadian dollars.

Results of Operations

The Wilco project is located 160 kilometres northeast of Reno, Nevada along Interstate 80 (I-80) at the Coal Canyon interchange. Rye Patch holds the Wilco project pursuant to the terms of a lease and sublease with Newmont Mining Corporation. Wilco contains two gold deposits: the Colado deposit and the Willard deposit.
The resource estimate for the second resource area, Willard, is in progress.

In mid-July, the Company commenced reverse circulation drilling on the Wilco project. The contract was awarded to Eklund Drilling, and they are completing the reverse circulation portion of the drill campaign, which consists of 30,000 feet (10,000 metres) of reverse circulation drilling and 3,000 feet (1,000 metres) of core drilling located in 54 drill holes. Major drilling is contracted to complete the core portion of the drill program and will start in early September. This initial-phase drill program is focusing

on structurally controlled high-grade gold potential, gold resource expansion at the Colado and Willard resource areas, and gold discovery in newly defined target areas. The drilling to date is confirming the Company's geologic model so in late July, the Company secured and mobilized a second reverse circulation drill rig to the Wilco project. to accelerate the initial-phase program and to expedite the drill assay results. The second drill will allow the reverse circulation portion of the program to be completed in early-September. Assay results are expected in late September. A follow up reverse circulation drilling program could reasonably be envisioned to start in October with all information being incorporated into an updated resource estimate toward the end of the first quarter of 2008.

During the second quarter, the Company focused and completed two notable achievements. First, is the recognition and development of a new geologic model that is explaining the gold in the Colado and Willard resource areas. The model was developed through detailed geologic mapping and completion of detail geologic cross section by the Company's full-time geologists. The model is showing that high grade gold and new targets are abundant within the Wilco property.

Secondly, the Company completed the permitting with Nevada State and federal agencies for its 33,000 feet (11,000 metre) drill program. Completion of this segment of the exploration program allowed the Company to drill immediately post-IPO. The permitting and bonding (approximately US$47,000) was completed in association with EnviroGeoscience, a consulting company.

In addition to the above, the Company completed three critical initiatives this year. The first is the successful completion of the IPO and the commencement of trading on the Exchange.

The second milestone achieved includes the contracting, mobilizing and initiating the Wilco drill program. The drill program was fully permitted and bonded with the appropriate state and federal agencies during the second quarter. Drill equipment arrived on the project in mid-July and the full complement of drill rigs and equipment on the property by August.

Finally, the Company is acquiring a second resource property – the Jessup property – in Churchill, County, Nevada from Midway Gold Corp. (Midway). A historical resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton. The Company considers the reported numbers to refer to an aggregate resource incorporating all categories of measured, indicated and inferred resources. The Company is not treating this historical estimate as a National Instrument 43-101 defined resource by a qualified person, and cautions that this historical estimate should not be relied upon.

Midway, through its acquisition of Pan-Nevada Gold Corporation, previously commissioned MDA to prepare a comprehensive technical report to update the resource calculation on the Jessup project based on data drawn from Pan-Nevada's prior work on the property. This technical report will be completed for the Company and filed on SEDAR when available during the third quarter of 2007.

The Jessup property is comprised of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under various leases. On closing of the acquisition, the Company will issue to Midway 2,000,000 units, each unit comprising of one common share and one-half of one non-transferable common share purchase warrant with each whole warrant entitling Midway to purchase one common share for a period of 24 months at an exercise price of $1.00. The Shares comprising the Units will be subject to resale restrictions for up to 2 years from the closing date. The Company will also reimburse Midway for costs of approximately US$252,000, incurred in connection with the Jessup project. Closing of the sale is subject to Exchange approval.

The underlying lease obligations in respect of 96 unpatented claims involve making monthly advance royalty payments of US$6,000 in 2007, increasing by US$1,000 per month in each successive year

until it reaches US$9,000 per month in 2011, and continues thereafter at that amount. These claims are subject to a production royalty of between 1% and 3.5% in favour of the lessor and a 1.6% net smelter return royalty in favour of a prior claim owner. The Company may purchase these properties (subject to the 1.6% net smelter return royalty) by paying the lessor US$2 million if the option is exercised by May 12, 2008, US$2.5 million if the option is exercised by May 12, 2009, or US$3 million if the option is exercised by May 12, 2010, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of 3 unpatented claims involve making advance royalty payments of US$8,000 in 2008, US$9,000 in 2009, US$10,000 in 2010, and US$10,000 for each year thereafter. These claims are subject to a 2% production royalty in favour of the lessor. The Company may purchase one-half of the production royalty interest (1%) at any time during the term of the lease for US$1 million, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of the one patented claim involve making annual advance royalty payments of US$5,000 in 2008 up to and including 2010, US$10,000 in 2011 up to and including 2015, US$20,000 in 2016 up to and including 2020, and US$30,000 in 2021, and US$30,000 for each year thereafter. This claim is subject to a 5% production royalty in favour of the lessor in respect of precious metals. The Company may purchase this claim and one-half of the production royalty interest (2.5%) at any time during the first five years of the lease for US$250,000.

Operating Activities

The Company currently has no revenue from operations and will continue to incur negative cash flow for the foreseeable future. Consequently the Company is considered to be in the exploration stage. The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events. Economic and industry factors are substantially unchanged since the Company received a MRRS decision document for its IPO prospectus.

For the three months ended June 30, 2007:

The Company recorded a net loss for the second quarter of 2007 of $233,246 (loss per shares - $0.02). The Company expensed $48,069 in exploration costs, primarily on the Wilco property. This amount was spent on geological mapping and sampling on the Wilco property. Administrative expenses totaled $236,214 with stock-based compensation accounting for $55,242 of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $18,500 was spent on accounting and audit expenses, and $39,405 on office and administration. During the quarter, the Company engaged the services of an investor relations firm. This firm was paid $15,503 during the quarter. The Company also incurred $23,854 for transfer agent and filing fees. These expenses were related to the Company becoming a reporting issuer during the quarter.

For the six months ended June 30, 2007:

The Company recorded a net loss for the six months ended June 30, 2007, of $525,324 (loss per share - $0.03). The Company expensed $107,500 in exploration costs, of which $87,025 was spent on the Wilco property. The largest portion of the exploration costs was spent on conducting geological mapping and sampling on the Wilco property. The Company's geologist and geologic contractors completed detailed mapping in the Colado Resource and Willard Mine areas. The mapping in the Colado Resource area was used to construct 32 geologic and mineral envelop cross-sections that were used in calculating a resource estimate of Colado, and to produce the technical report for the Wilco project. Nominal amounts were also spent on the exploration of the Coal Canyon and Gold Ridge properties.

Administrative expenses totaled $424,061 with stock-based compensation accounting for $87,480 of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $33,500 was spent on accounting and audit expenses, and $62,063 on office and administration. Wages and bonuses amounted to $105,475, including bonuses of $25,000 each paid to the President and the Company's Chairman for services provided to the Company since its inception.

Proposed Use of Proceeds from IPO

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007:

		Proposed Use of Proceeds (CDN$)
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000
2.	To conduct the recommended Phase I exploration program on the Wilco project	$1,209,100
3.	To pay to North American Diversified Resources Corporation (NADR) the remaining amount owing pursuant to the Wilco assignment agreement	$133,750
4.	To evaluate and acquire other mineral properties or interests therein	$200,000
5.	To cover the estimated general and administrative expenses for 12 months following the IPO	$789,000
6.	To provide general working capital to fund ongoing operations	$1,638,150
	Total	**$4,120,000**

The Company received the proceeds of the IPO subsequent to the quarter end, so no reconciliation between the proposed and actual use of proceeds is provided.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past 5 quarters back to the incorporation of the Company:

	2007		2006		
	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil
Net loss	$281,315	$244,009	$931,606	$29,556	$33,373
Basic loss per share (1)	$0.02	$0.03	$0.07	$0.00	$0.00

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

As at the date of this MD&A, quarterly financial results had not been prepared for any quarter other the second quarter of 2006. (Also, the Company was not in existence prior to that quarter.)

Liquidity

During the quarter, the Company completed its third private placement. This private placement closed on May 7, 2007, when the Company issued 668,867 Common Shares at a price of $0.45 per share, raising a total of $300,990.

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company has granted PI Financial and its selling group a compensation option to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements.

The Company's commitments with respect to its optioned properties are:

On the Wilco property:

Minimum expenditures on the Wilco – Newmont claim:

		Amount
By December 15, 2007	US$	600,000
By December 15, 2008		100,000
By December 15, 2009		500,000
By December 15, 2010		1,800,000
	US$	3,000,000

The Company also agreed to pay NADR US$150,000 within four days of listing of its shares on the Exchange of which US$25,000 was prepaid on January 8, 2007, and US$125,000 was paid on July 23, 2007.

Minimum payments on the Valley View mining claim:

		Amount	
Initial payment	US$	10,000	(paid)
By March 21, 2008		15,000	
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

Transactions with Related Parties

During the quarter ended June 30, 2007, the Company entered into the following transactions with directors and officers of the Company:

a) During the period ended June 30, 2007, the Company incurred deferred financing costs relating to its IPO of $80,477, share issue costs of $26,197, and legal fees of $5,209 from a legal firm of which the Corporate Secretary is a partner. As at June 30, 2007, $39,609 (December 31, 2006 - $Nil) was owing to this firm.

b) During the period ended June 30, 2007, the Company incurred accounting and administrative fees of $33,500 (From April 13, 2006 (incorporation) to December 31, 2006 - $32,500) from a company of which the Chief Financial Officer is the President and a director. As at June 30, 2007, $9,010 (December 31, 2006 - $5,300) was owing to this company.

c) During the period ended June 30, 2007, the Company incurred $48,972 [From April 13, 2006 (incorporation) to December 31, 2006 - $10,960] for rent and administrative expenses on behalf of a company with directors in common. As of June 30, 2007, $Nil (December 31, 2006 - $10,960) was owed by this company.

d) During the period ended June 30, 2007, the Company paid a bonus of $25,000 each to a company controlled by its President, and to a company controlled by its Chairman, for services provided to the Company from its inception. As of June 30, 2007, $Nil (December 31, 2006 - $Nil) was owed to these individuals.

Proposed Transactions

The Jessup acquisition transaction was completed after a thorough review and evaluation of the property's underlying agreements, property title and geologic potential. In addition, site visits and interviews with key contractors and consultants working for Midway on the Jessup project were completed. The result of this due diligence found now fatal flaws in the property acquisition.

As part of the transaction to acquire the Jessup project, the Company issued shares and warrants to pay the acquisition price. While this method of payment has potential to dilute the shareholders, management believes the overall effect of the transaction should be accretive to the Company's share price.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the Financial Statements include the Company's estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company's control.

The Company capitalizes exploration and development expenditures directly related to its properties until such time that the properties are placed into production or management determines impairment in the realizable value of the property(s) has occurred. If and when a mineral property is commissioned the associated deferred costs will be amortized on a systematic basis. If and when an impairment of a property is determined the value will be written-down to its realizable value. Properties are reviewed for impairment annually. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results or there is insufficient funding to continue exploration on the property. The Company's recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down. The Company's accounting policy is to capitalize exploration costs on a project-by-project basis consistent with GAAP. The policy is consistent with that of other exploration companies that do not have established mineral reserves.

The Company follows GAAP in determining the value of stock option compensation, as disclosed in Note 2 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company's share price in the expected hold period, using historical volatility or comparables as a reference. Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value, which the holder of the option could receive in an arm's length transaction.

Financial Instruments and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, most of which are denominated in US dollars. These accounts are recorded at their fair value. The Company is at risk of financial loss as a result of foreign exchange movements against the Canadian dollar. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies, particularly the US dollar. Significant expenditures, principally for drilling, will also be denominated in US dollars. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments which include cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and advances due to related party's approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

There was no change in the Company's internal control over financial reporting during the Company's quarter ended June 30, 2007 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus. The Company's financial success is subject to, among other things, fluctuations in gold and other commodity prices that may affect current or future operating results and may affect the economic value of its mineral properties. The Company is exposed to currency fluctuations against the United States dollar. The Company must comply with environmental regulations governing water quality and land disturbance. The Company's ability to obtain financing to explore and develop its mineral properties is not assured; nor is there assurance that the expenditure of funds will result in the discovery and development of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Outlook

The commencement of trading on the TSX Venture Exchange was an important milestone for Rye Patch. The key foundations for the future success of the company are in place as the result of the significant efforts and exceptional skills of our people and those of our external support teams in Canada and the United States.

Our skilled staff and experience management will continue unlocking the value of the Wilco project. Going forward, through the relationships the Company's committed and seasoned management and exploration team have developed, Rye Patch Gold Corp is poised for growth through delivery of new gold resource ounces to the Company's account, aggressively acquiring new resource based projects, and building a value creating, discovery driven, Nevada focused company.

BY ORDER OF THE BOARD

"William C. Howald"	*"Mark T. Brown"*
William C. (Bill) Howald Chief Executive Officer and President	Mark T. Brown Chief Financial Officer

August 28, 2007

RYE PATCH GOLD CORP.

RECEIVED
2008 MAY 21 P 1:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANAGEMENT DISCUSSION AND ANALYSIS – FORM 51-102F1
for the quarter ended September 30, 2007

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of November 8, 2007 and should be read in conjunction with the unaudited consolidated financial statements ("Financial Statements") and related notes for the periods ended years ended September 30, 2007, June 30, 2007, and the audited consolidated financial statements for the year ended December 31, 2006. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. These are consistent with prior periods.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Initial Public Offering ("IPO") prospectus dated June 21, 2007. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

Overall Performance

The Company completed its IPO on July 19, 2007, and commenced trading on the TSX Venture Exchange (Exchange) on July 23, 2007, under the symbol "RPM". The IPO raised gross proceeds of $5,000,000, by issuing 8,000,000 units at a price of $0.50 per unit, together with the full exercise of an over-allotment option for an additional 2,000,000 units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date. The funds raised are primarily being used to conduct the Phase I exploration program on the Wilco Property.

The Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The Company has released 29 of 48 reverse circulation drillhole results from the drill program, and the remaining drillholes will be released in late November and early December. The drilling program has achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine. The 2007 drill results will be incorporated into a new Willard and Colado resource estimate that will be completed in the first quarter of 2008, and additional drilling is being planned for spring of 2008.

The Company has a resource estimate for its Colado gold deposit, and received and filed a resource estimate for its second resource area, Willard. The Company has acquired a second resource property – the Jessup property in Churchill County, Nevada. The Company continues to review additional resource based project opportunities in Nevada.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's only completed financial year:

	2006
Total revenues	Nil
Net loss	$394,543
Basic loss per share (1)	$0.03
Total assets	$1,330,914
Total long term liabilities	Nil
Dividends declared	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

All financial data has been prepared according to GAAP, in the Company's reporting currency of Canadian dollars.

Results of Operations

In July 2007, the Company commenced reverse circulation drilling on the Wilco project. The fully permitted program consists of 30,000 feet (10,000 meters) of reverse circulation drilling. 3,000 feet (1,000 meters) of core drilling located in 54 drill holes started in September 2007. The core drill is contracted for early September. This initial-phase drill program is focusing on structurally controlled high-grade gold potential, gold resource expansion at the Colado and Willard resource areas, and newly defined gold target areas.

This second drill will allow the first-phase program to be completed in mid-August with drill assays roughly 4 weeks thereafter. A follow up reverse circulation drilling program could reasonably be envisioned to start in early October with all information being incorporated into an updated resource estimate in late Q1 of 2008."

Wilco contains two gold deposits: the Colado deposit and the Willard deposit. The first, Colado, hosts a 43-101 compliant gold resource completed by Mine Development Associates, Inc. (MDA). The stated Colado resource is an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. This resource estimate was prepared by Steven Ristorcelli, P. Geo. and Paul Tietz, C.P. Geo, both of MDA, and disclosed in the Company's prospectus dated June 21, 2007, a copy of which is available on SEDAR at www.sedar.com. The reported Colado resource is but a small fraction of the total mineralized material within the Colado property.

During the quarter, the Company received the Willard Mine area gold resource estimate from MDA of Reno, Nevada, which doubles the combined indicated and inferred Wilco property gold resource. The combined indicated resource of 8,640,000 tons grading 0.027 opt Au for 240,000 oz Au, and combined inferred resource estimate of 3,300,000 tons for 130,000 oz of Au grading 0.037 opt Au represents a 118% increase over the previously reported Colado resource. The Colado and Willard resource

estimates use various cutoffs for oxide and sulfide gold content. A summary, by deposit area, is tabulated below:

Colado - Classified Resource Summary						
Cutoff	Indicated			Inferred		
oz Au/t	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au
0.005	39,810,000	0.012	480,000	17,270,000	0.009	160,000
0.010	18,850,000	0.018	340,000	6,360,000	0.014	90,000
0.015	7,680,000	0.027	210,000	1,340,000	0.023	30,000
0.020	4,810,000	0.034	160,000	670,000	0.030	20,000
variable*	**4,750,000**	**0.032**	**150,000**	**660,000**	**0.027**	**20,000**
0.025	3,350,000	0.039	130,000	400,000	0.035	10,000
0.030	2,350,000	0.044	100,000	240,000	0.040	10,000
0.035	1,680,000	0.048	80,000	150,000	0.045	7,000
0.040	1,210,000	0.053	60,000	100,000	0.050	5,000
0.045	880,000	0.057	50,000	60,000	0.054	3,000
0.050	590,000	0.061	40,000	40,000	0.061	2,000

* Reported resource; based on 0.015 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

Willard - Classified Resource Summary						
Cutoff	Indicated*			Inferred*		
oz Au/t	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au
0.005	6,030,000	0.017	100,000	18,050,000	0.017	300,000
0.010	3,890,000	0.022	90,000	11,760,000	0.022	260,000
variable**	**3,890,000**	**0.022**	**90,000**	**2,640,000**	**0.040**	**110,000**
0.015	2,550,000	0.028	70,000	7,690,000	0.027	210,000
0.020	1,710,000	0.033	60,000	4,720,000	0.034	160,000
0.025	1,180,000	0.039	50,000	3,060,000	0.040	120,000
0.030	810,000	0.044	40,000	2,150,000	0.046	100,000
0.035	520,000	0.051	30,000	1,450,000	0.053	80,000
0.040	360,000	0.057	20,000	1,080,000	0.058	60,000
0.045	240,000	0.064	20,000	820,000	0.063	50,000
0.050	180,000	0.071	10,000	600,000	0.069	40,000

* All sulphide material classified as Inferred

** Reported resource; based on 0.01 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

The foregoing Colado and updated Willard resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA. The 43-101 updated Wilco project technical report is posted will on SEDAR at www.sedar.com.

The reported gold resource estimates are based on 3-D geologic models that incorporated over 26,000 individual assays from 517 reverse circulation and 7 core drillholes – 346 reverse circulation and 4 core drillholes in Willard and 171 reverse circulation and 3 core drillholes in Colado. Block model grades were interpolated from ten-foot down-the-hole composites using ordinary kriging. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard.

MDA classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

The new resource estimate does **not** include data from Rye Patch Gold's on-going 2007 phase 1 drilling campaign. The complete assay results of the phase 1 Wilco drill program are pending. When received the assay data will be incorporated into a year end resource update for the Colado and Willard resource areas, anticipated in the 1st quarter of 2008.

The Company has reported gold results received from the first 29 drillholes of its phase-one drilling program on the Wilco project. From mid-July to mid-September, 48 reverse circulation drillholes were completed on the Wilco project totaling 30,520 feet (9,305 metres). The majority of the drilling, 38 drillholes, was completed in the Willard resource area. These gold results demonstrate the Wilco project has potential for high-grade feeders and expansion of the Willard resource area. Detailed geologic mapping and cross sectional modelling has proven to be the best method in understanding the Wilco project's resource areas. The results show a new, potentially oxidized zone in the Willard area. This new zone appears to connect to a similar oxidized zone beneath the E-W Draw pit. If correct, the new zone could substantially increase the gold potential to the Willard area. The Sectional Line discovery is certainly expanding and gaining significance for the project, while the geologic correlation of the lower zone with areas mined in the Willard pits could have a profound effect. Previous operators did not test this zone so the potential below the older, shallow drillholes could be significant. In addition, the Section Line drill intercepts may increase the Wilco oxide resource at Willard. Since this potentially oxidized zone appears to correlate with the near-surface gold zone at Willard Hill, the geometry of the new discovery zone could be amenable to an open-pit mining configuration.

Between July and October, the Company completed 48 reverse circulation drillholes totalling 30,545 feet (9,310 metres), and 4 core holes totalling 3,002 feet (915 metres) on the Wilco project in Pershing County, Nevada. The drilling was completed in seven target areas – E-W Draw, Willard Hill, South Area, Section Line, Colado, Area 50 and Area 46. All 2007 drill assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. This update is anticipated in the 1st quarter of 2008.

Gold assay results from reverse circulation drillholes WR-01 to WR-13 were released on September 24, 2007 in press release 07-07 and drillholes WR-14 to WR-29 were reported on October 17, 2007 in press release 07-09.

Gold assays from the remaining reverse circulation drillholes will be released as they become available within the next two to four weeks. All new assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. This update is anticipated in the 1st quarter of 2008.

On September 28, 2007, the Company acquired right, title and interest to a second resource property – the Jessup property – in Churchill County, Nevada from Midway Gold Corp. (Midway). A historical resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton. The Company considers the reported numbers to refer to an aggregate resource incorporating all categories of measured, indicated and inferred resources. The Company is not treating this historical estimate as a National Instrument 43-101 defined resource by a qualified person, and cautions that this historical estimate should not be relied upon. Pan-Nevada previously commissioned MDA to prepare a comprehensive technical report to update the resource calculation on the Jessup project based on data drawn from Pan-Nevada's prior work on the property. (Midway acquired the Jessup property through its plan of arrangement with Pan-Nevada Gold Corporation.) MDA is completing a 43-101 compliant technical report for the Jessup project. The technical report and revised resource estimate should be completed early in the 4th quarter of 2007.

Rye Patch has also expanded the size of the property by the staking of 73 new unpatented mining claims.
In addition, recent rock chip sampling completed by Rye Patch's technical team has returned gold values from altered outcrops found on the property. Of the 34 samples taken, six returned values greater than 4 grams per ton and two returned values greater than 16 grams per ton

The Company has issued 2,000,000 units to Midway as consideration for the acquisition of the Midway property. Each unit comprises one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling Midway to purchase one share for a period of 24 months from the closing date of the purchase and sale of the Jessup project at an exercise price of Cdn.$1.00. In addition, the Company reimbursed Midway for costs incurred in connection with the Jessup project in the amount of approximately US$252,000, which includes advance royalty payments to underlying claim owners and claim maintenance fees.

The Jessup property is comprised of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under various leases. On closing of the acquisition, the Company issued 2,000,000 units to Midway, each unit comprising of one common share and one-half of one non-transferable common share purchase warrant with each whole warrant entitling Midway to purchase one common share until September 28, 2009 at an exercise price of $1.00. The Shares comprising the Units are subject to resale restrictions for up to two years. The Company also reimbursed Midway for costs of US$246,367.

The underlying lease obligations for 96 unpatented claims involve making monthly advance royalty payments of US$6,000 in 2007, escalating to US$9,000 per month in 2010 and thereafter; the underlying lease obligations for the three unpatented claims involve making annual advance royalty payments of US$8,000 in 2008, escalating to US$10,000 in 2010, and thereafter; and, the underlying lease obligation for the one patented claim involves making annual advance royalty payments of US$5,000 in 2008, escalating to US$30,000 by 2021 and every year thereafter.

These claims are subject to production royalties ranging between 1% and 5%, and the 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

Rye Patch has also expanded the size of the property by staking 73 new unpatented mining claims. The newly staked claims cover additional altered ground within the project area along northwest and northeast structural trends. In addition, a private landowner has been approached to joint venture their intervening "checkerboard" lands to consolidate the gold district.

During the quarter, the Company re-priced stock options to acquire a total of 525,000 common shares previously granted to two directors and two officers of the Company. The exercise prices of these stock options were re-priced from $0.40 per share to $0.50 per share. The Company also granted a stock option to acquire 300,000 common shares to The Buick Group Corp., the Company's investor relations consultant, and granted stock options to acquire a total of 90,000 common shares to two employees of the company.

Subsequent to the quarter end, the Company employed Karen Robb as Manager of Investor Relations. Ms. Robb is responsible for marketing and shareholder communications, promotional materials, mining conferences, website management and all other tasks relating to the promotion of the Company. The Company granted Ms. Robb a stock option to purchase up to 50,000 common shares of the Company at an exercise price of $0.45 per share. The Company also granted a further 395,000 stock options to directors, consultants and employees of the company at a price of $ 0.45 per share.

Operating Activities

For the three months ended September 30, 2007 compared with the three months ended September 30, 2006:

The Company recorded a net loss for the third quarter of 2007 of $1,500,315 (loss per share - $0.06). The Company expensed $1,159,923 in exploration costs. This amount was primarily spent on drilling the Wilco property. Administrative expenses totaled $365,669 with stock-based compensation accounting for $50,606 of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $72,109 was spent on accounting and audit expenses, and ($8,590) reimbursement on office and administration. During the quarter, the Company engaged the services of an investor relations firm. This firm was paid $30,000 during the quarter. The Company also incurred $14,237 for transfer agent and filing fees. The Company had only recently been formed during the comparative period of 2006, and its only significant cost was legal fees of $17,095. These fees were primarily related to the incorporation of the Company and its subsidiary.

For the nine months ended September 30, 2007 compared with the nine months ended September 30, 2006:

The Company recorded a net loss for the nine months ended September 30, 2007, of $2,025,639 (from April 13, 2006 (incorporation) to September 30, 2006 - $62,929). The Company expensed $1,267,423 in exploration costs (from April 13, 2006 (incorporation) to September 30, 2006 - $Nil) of which $1,243,735 was spent on the Wilco property. The largest portion of the exploration costs was spent on conducting drilling on the Wilco property. Nominal amounts were also spent on the exploration of the Coal Canyon, Gold Ridge, and Jessup properties.

Administrative expenses totaled $758,216 (from April 13, 2006 (incorporation) to September 30, 2006 - $68,955) with stock-based compensation accounting for $138,086 (from April 13, 2006 (incorporation) to September 30, 2006 - $Nil) of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $105,609 (from April 13, 2006 (incorporation) to September 30, 2006 - $12,500) was spent on accounting and audit expenses, and $53,473 (From April 13, 2006 (incorporation) to September 30, 2006 - $20,579) on office and administration. Wages amounted to $203,999 (from April 13, 2006 (incorporation) to September 30, 2006 - $17,045), including bonuses of $55,000 (from April 13, 2006 (incorporation) to September 30, 2006 - $Nil) each paid to the President and the Company's Chairman for services provided to the Company since its inception. The Company's expenditures in all areas have increased significantly over the comparative period as the Company is now fully-operational and is listed and trading on the Exchange.

Reconciliation of the Use of Proceeds raised under the IPO prospectus:

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007, versus the actual use of proceeds to date:

		Proposed Use of Proceeds	**Actual Use of Proceeds**	**Difference**
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000	$138,616	$11,384
2.	To conduct the recommended Phase I exploration program on the Wilco project	$1,209,100	$1,178,727	$30,373
3.	To pay to North American Diversified Resources Corporation (NADR) the balance owing pursuant to the Wilco assignment agreement	$133,750	$131,385	$2,365
4.	To evaluate and acquire other mineral properties or interests therein	$200,000	$245,357(1)	($45,357)
5.	To cover the estimated general and administrative expenses for 12 months following the IPO (two months have passed)	$789,000	$192,267(2)	$596,733
6.	To provide general working capital to fund ongoing operations	$1,638,150	$14,451(3)	$1,623,699
	Total	**$4,120,000**	**$1,900,803**	**$2,219,197**

(1) Jessup Property Acquisition
(2) General and administrative expenses for August and September, two months following the IPO.
(3) Ongoing exploration and holding expenses for the two months following the IPO.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past 6 quarters back to the incorporation of the Company:

	2007			2006		
	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$25,277	Nil	Nil	Nil	Nil	Nil
Net loss	$1,500,315	$281,315	$244,009	$931,606	$29,556	$33,373
Basic loss per share (1)	$0.06	$0.02	$0.03	$0.07	$0.00	$0.00

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company granted PI Financial and its selling group compensation options to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

The Company currently has sufficient cash on hand to complete the objectives set out in its IPO prospectus.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements.

The Company's commitments with respect to its optioned properties are:

On the Wilco property:

Minimum expenditures on the Wilco – Newmont claim:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	(1)
	US$	3,000,000	

(1) The Company estimates that as at September 30, 2007, it had spent US$180,000 toward meeting its obligation for December 15, 2010.

Minimum payments on the Valley View mining claim:

		Amount	
Initial payment	US$	10,000	(paid)
By March 21, 2008		15,000	
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

On the Jessup property:

The underlying lease obligations on 96 unpatented Snowwave claims are:

		Amount
Monthly in 2007	US $	6,000
Monthly in 2008		7,000
Monthly in 2009		8,000
Monthly in 2010 and every month thereafter		9,000

The underlying lease obligations on three unpatented Mough claims are:

		Amount
In 2008	US $	8,000
In 2009		9,000
In 2010, and every year thereafter		10,000

The underlying lease obligation on the patented Victory claim is:

		Amount
In 2008 up to and including 2010	US $	5,000
In 2011 up to and including 2015		10,000
In 2016 up to and including 2020		20,000
In 2021 and every year thereafter		30,000

Transactions with Related Parties

During the quarter ended June 30, 2007, the Company entered into the following transactions with directors and officers of the Company:

a) During the period ended September 30, 2007, the Company incurred share issue costs relating to the IPO of $138,966, and legal fees of $12,827 from a legal firm of which the Corporate Secretary is a partner. As at September 30, 2007, $21,654 (December 31, 2006 - $Nil) was owing to this firm. This amount is subject to normal trade terms.

b) During the period ended September 30, 2007, the Company incurred accounting and administrative fees of $48,500 (from April 13, 2006 (incorporation) to December 31, 2006 - $32,500) from a company of which the Chief Financial Officer is the President and a director. As at September 30, 2007, $5,300 (December 31, 2006 - $5,300) was owing to this company. This amount is subject to normal trade terms.

c) During the period ended September 30, 2007, the Company incurred $76,447 (from April 13, 2006 (incorporation) to December 31, 2006 - $10,960) for rent and administrative expenses on behalf of a company with directors in common. As of September 30, 2007, $664 (December 31, 2006 - $10,960) was owed to this company. This amount is subject to normal trade terms.

d) During the period ended June 30, 2007, the Company paid a bonus of $55,000 each to a company controlled by its President, and to a company controlled by its Chairman, for services provided to the Company from its inception. As of September 30, 2007, $8,080 (December 31, 2006 - $Nil) was owed to these individuals. This amount is subject to normal trade terms.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Subsequent Events

Subsequently, the Company granted 445,000 stock options to directors, consultants and employees of the company at a price of $ 0.45 per share for five years with an 18 month vesting period.

On November 19, 2007, the Company announced that it had entered into a letter agreement with Mountain Gold Exploration, Inc. (MGE) and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors located in the Lincoln Hill area of Pershing County, Nevada. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is to pay the Lessors advance royalties (to be credited towards the Lessors' NSR) as follows: 100,000 shares upon receipt of Exchange approval; US$60,000 and 100,000 shares by November 2008; US$65,000 and 100,000 shares by November 2009; US$70,000 and 150,000 shares by November 2010; US$75,000 and 150,000 shares by November 2011; US$80,000 and 150,000 shares by November 2012; and US$80,000 for each year thereafter.

In addition, the Company is required to make the following minimum exploration expenditures: US$100,000 by November 2008; US$200,000 by November 2009; US$300,000 by November 2010; US$500,000 by November 2011; and US$1,000,000 by November 2012. The Company is also required to make those payments of US$5,346 that remain under the underlying option agreement.

The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease; an additional 1% NSR may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine andalusite, dumortierite and industrial minerals on the Property. The Company and the Lessors are committed to executing a definitive agreement governing the lease by January 31, 2008.

This property consolidates the Company's land position within the Goldridge project to 3,276 acres, and securely positions the Company along the Spring Valley gold trend. The Lincoln Hill breccia is along strike of Midway's discovery area at Spring Valley and Limerick basin, and the style of mineralization observed on the Lincoln Hill property suggests a buried porphyry and near-surface diatreme gold system. Field exploration work will be expedited to bring the project to a drill ready phase by summer 2008.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the Financial Statements include the Company's estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company's control.

The Company expenses its exploration expenditures to operations as they are incurred, while it accounts for its mineral property interests on a project-by-project basis, by capitalizing the costs of acquisition. The acquisition costs are deferred until such time that the properties are placed into production or management determines impairment in the realizable value of the property(s) has occurred. If and when a mineral property is commissioned the associated deferred costs will be amortized on a systematic basis. If and when an impairment of a property is determined the value will be written-down to its realizable value. Properties are reviewed for impairment annually. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results or there is insufficient funding to continue exploration on the property. The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

The Company follows GAAP in determining the value of stock option compensation, as disclosed in Note 2 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company's share price in the expected hold period, using historical volatility or comparables as a reference. Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value, which the holder of the option could receive in an arm's length transaction.

Financial Instruments and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, most of which are denominated in US dollars. These accounts are recorded at their fair value. The Company is at risk of financial loss as a result of foreign exchange movements against the Canadian dollar. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies, particularly the US dollar. Significant expenditures, principally for drilling, will also be denominated in US dollars. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments which include cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and advances due to related parties approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

There was no change in the Company's internal control over financial reporting during the third quarter ended September 30, 2007 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus. The Company's financial success is subject to, among other things, fluctuations in gold and other commodity prices that may affect current or future operating results and may affect the economic value of its mineral properties. The Company is exposed to currency fluctuations against the United States dollar. The Company must comply with environmental regulations governing water quality and land disturbance. The Company's ability to obtain financing to explore and develop its mineral properties is not assured; nor is there assurance that the expenditure of funds will result in the discovery and development of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Outlook

The Company's acquisition of the Jessup project is along the lines of its Nevada strategy to bring resource-based projects into the Company's portfolio. The Jessup property is located near Interstate 80 at the Jessup exit and allows Rye Patch to increase its portfolio of properties along the I-80 corridor. This accumulation of resource-based projects along the main transportation artery of Nevada has potential to fill unused milling capacity for the major gold miners in Nevada.

In addition, the Company continues to add gold ounces to its account through discovery within its gold project portfolio and acquisition of new gold project opportunities. As such, each Rye Patch Gold share is backed by a portion of gold ounces that represent a tangible link to gold price, and a store of value for our investors. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

BY ORDER OF THE BOARD

"William C. Howald"

William C. (Bill) Howald
Chief Executive Officer and President

"Mark T. Brown"

Mark T. Brown
Chief Financial Officer

November 23, 2007

CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, *Mark T. Brown, Chief Financial Officer of Rye Patch Gold Corp.,* certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Rye Patch Gold Corp. (the issuer) for the financial year ended December 31, 2007.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 22, 2008**

"Mark T. Brown"

Mark T. Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED
2008 MAY 21 P 1:51

CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, ***William C. (Bill) Howald, Chief Executive Officer of Rye Patch Gold Corp.***, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Rye Patch Gold Corp. (the issuer) for the financial year ended December 31, 2007.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 22, 2008**

"William C. Howald"

William C. (Bill) Howald
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F2 *Certification of Interim Filings*

I ***William C. Howald, Chief Executive Officer, Rye Patch Gold Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Rye Patch Gold Corp.***, (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 28, 2007

William C. Howald
Chief Executive Officer

RECEIVED

2008 MAY 21 P 1:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 ***Certification of Interim Filings***

I ***Mark T. Brown, Chief Financial Officer, Rye Patch Gold Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Rye Patch Gold Corp.***, (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 28, 2007

Mark T. Brown
Chief Financial Officer

Form 52-109F2 *Certification of Interim Filings*

I ***William C. Howald, Chief Executive Officer, Rye Patch Gold Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Rye Patch Gold Corp.***, (the issuer) for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 23, 2007

"William C. Howald"

William C. Howald
Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I ***Mark T. Brown, Chief Financial Officer, Rye Patch Gold Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Rye Patch Gold Corp.***, (the issuer) for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 23, 2007

"Mark T. Brown"

Mark T. Brown
Chief Financial Officer

Rye Patch
GOLD CORP.

RYE PATCH GOLD CORP.

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 20, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Rye Patch Gold Corp. (the "Company") will be held at Suite 1740 – 1177 West Hastings St., Vancouver, British Columbia, Canada, on Tuesday, May 20, 2008 at 10:00 a.m. (Vancouver time) (the "Meeting") for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2007 with the auditor's report thereon;

2. to elect four directors for the ensuing year;

3. to appoint the Company's auditor for the ensuing year;

4. to approve the Company's "rolling 10%" Stock Option Plan, as more particularly described in the accompanying Management's Information Circular;

5. to consider and, if thought fit, to ratify, confirm and approve the adoption of the shareholder rights plan of the Company by the Board of Directors of the Company on April 22, 2008, as more particularly described in the accompanying Management's Information Circular; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management's Information Circular, Proxy Form (or Request for Voting Instructions, as applicable) and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on April 15, 2008 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy Form promptly and return it in the self-addressed envelope enclosed for that purpose or by facsimile. To be used at the Meeting, proxies must be deposited with Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (Facsimile No.: (604)689-8144) no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy Form because such shareholder owns shares registered in different names or addresses, each Proxy Form should be completed and returned.

Dated this 22nd day of April, 2008.

BY ORDER OF THE BOARD

"Joe Kajszo"

JOE KAJSZO
Chairman and Director

Rye Patch
GOLD CORP.

RYE PATCH GOLD CORP.

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of Common shares ("Common Shares") of Rye Patch Gold Corp. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held on Tuesday, May 20, 2008 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be deposited at the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (Facsimile No.: (604) 689-8144) no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be deposited with the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Voting by Beneficial Shareholders

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name.

Persons who hold Common Shares through their brokers, intermediaries, trustees or others ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such Common Shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such securities will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Common Shares held by brokers, agents or nominees can only be voted by those brokers, agents or nominees in accordance with

instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided with this Information Circular and ensure they communicate how they would like their securities voted in accordance with those instructions.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs". In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and forms of proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the intermediary, and which, when properly completed and signed by the OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow.

The Meeting Materials are being sent to both registered shareholders of the Company and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a Proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder's behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or the Beneficial Shareholder's nominee, the right to attend and vote at the Meeting.

Beneficial Shareholders should return their voting instructions as specified in the VIF sent to them. Beneficial Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the

Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is

(a) received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used, or

(b) provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Pacific Corporate Trust Company at telephone number (604) 689-9853. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. **In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.**

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors has fixed April 15, 2008 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting. As of April 15, 2008, 27,948,617 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors or executive officers of the Company, as at April 15, 2008, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Passport Materials Master Fund LP	3,450,000	12.34%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders whether present in person or represented by proxy, holding in the aggregate at least 5% of the Company's issued Common Shares. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of Hay & Watson, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company. Hay & Watson, Chartered Accountants, has been the Company's auditor since May 15, 2007.

ELECTION OF DIRECTORS

The number of directors last fixed for the Company is four. There are currently four directors of the Company. At the Meeting, the shareholders will be asked to elect four directors. The persons named below are the four nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until the director's successor is elected or appointed unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder's Proxy that such shareholder's shares are to be withheld from voting in the election of directors.**

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by the nominee; the nominee's present and five-year historical principal occupation or employment; the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of April 15, 2008.

Name, place of residence and positions with the Company	Present and Past Five-Year principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled
JOE KAJSZO(1)(2) British Columbia, Canada Director, Chairman	Chairman and Director of the Company; Director of Fortune Valley Resources Inc., a mineral exploration company, from April 2006 to present; Consultant, Blue Dolphin Enterprises Ltd., a consulting company; from November 2004 to present; President of Nevada Pacific Gold Ltd., a mining company, from July 1997 to November 2004	Since April 13, 2006	1,562,500
WILLIAM C. (BILL) HOWALD Nevada, U.S.A. Director, Chief Executive Officer and President	Chief Executive Officer and President of the Company; Director of the Company; President of Rye Patch Gold US, Inc., the Company's subsidiary from 2006 to present; Vice President Exploration & Corporate Development and Director of Fortune Valley Resources Inc., a mineral exploration company, from April 2006 to present; Director of SOHO Resources Corp. from July 2006 to present; Director of Tanadog Management & Technical Services Inc., a mineral consulting company, from March 2006 to present; General Manager, Exploration of Placer Dome Inc. from October 2002 to March 2006; Various exploration positions within Placer Dome Inc. in the USA and Latin America from April 1991 to October 2002; Geologist.	Since April 13, 2006	1,435,000
JONATHAN CHALLIS(1)(2) Kent, United Kingdom Director	Director of the Company; President and Director of Solex Resources Corp. a mineral exploration company, from February 2005 to present; Director of Peregrine Diamonds Ltd., from June 2003 to present; President, COO and Director of Cornerstone Capital Resources Inc., a mineral exploration company, from January 2004 to January 2005; President, CEO and Director of Shore Gold Inc., a mining company, from 1999 to December 2003.	Since March 14, 2007	Nil
CHARLES C. RUSSELL(1)(2) Guernsey, Channel Islands Director	Director of the Company; Director of Golden Reign Resources Ltd., a mineral exploration company, from 2004 to present; retired mining engineer since 2004.	Since January 22, 2007	Nil

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Compensation Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to National Instrument 58-101 on "Disclosure of Corporate Governance Practices" ("NI 58-101") and the disclosure prescribed for "Venture Issuers" such as the Company.

Board of Directors

The Board recognizes that it is responsible for the stewardship of the Company, overseeing the conduct of the Company's business and supervising management of the Company who remain responsible for the conduct of the business. The Board exercises its independent supervision by holding regular board meetings and soliciting input from management and the Company's auditor as required.

The Board of Directors currently consists of four directors. Charles Russell and Jonathan Challis are considered independent. Joe Kajszo and William Carl Howald, each of whom serve as executive officers of the Company are considered not independent.

The Board's Corporate Governance and Compensation Committee is presently comprised of three directors, two of whom are independent within the meaning of NI 58-101. The responsibilities of the Corporate Governance and Compensation Committee include, but are not limited to, the following:

(a) reviewing and assessing the adequacy of the Company's corporate governance procedures and recommend any proposed changes to the Board for approval;

(b) reviewing and recommending any changes to the Board of the Company's code of conduct, and shall consider any requests for waivers from the Company's code of conduct; and

(c) receiving comments from all directors and reporting annually to the Board with an assessment of the Board's performance, which will be discussed with the full Board following the end of each fiscal year.

Directorships

The current directors of the Company are presently directors of other reporting issuers in Canada or elsewhere as set out below:

Director	Other Reporting Issuers
William C. (Bill) Howald	Fortune Valley Resources Inc. SOHO Resources Corp.
Joe Kajszo	Fortune Valley Resources Inc.
Jonathan Challis	Peregrine Diamonds Ltd. Solex Resources Corp.
Charles C. Russell	Golden Reign Resources Ltd.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, and industry.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Company has adopted a Code of Ethics and Business Conduct which applies to the directors, officers and employees of the Company. The Board expects that fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, will also ensure that these persons conduct themselves in the best interests of the Company.

Nomination of Directors

Any director is free to nominate individuals for election or appointment to the Board, however, the Corporate Governance and Compensation Committee has the principal responsibility with respect to selection and nomination of director nominees. The Committee is also responsible for developing qualification criteria for Board members for recommendation to the Board in accordance with NP 58-101. The Committee also has the sole authority to retain and terminate any search firm to be used to identify director candidates and has the authority to approve the search firm's fees and other retention terms.

In making its recommendations to the Board regarding director nominees, the Committee shall consider:

(a) the appropriate size of the Board;

(b) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;'

(c) the competencies and skills that the Board considers each existing director to possess;

(d) the competencies and skills each new nominee will bring to the Board, and

(e) whether or not each new nominee can devote sufficient time and resources to the nominee's duties as a director of the Company.

Compensation

The Corporate Governance and Compensation Committee reviews annually the adequacy and form of compensation of the directors and executive officers of the Company to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director or executive officer.

In evaluating (or making recommendations to the Board of Directors with respect to) the level of compensation for the executive officers, the Corporate Governance and Compensation Committee reviews and considers the Company's corporate goals and objectives relevant to compensation for its executive officers and evaluates the performance of each executive officer in light of those corporate goals and objectives. In considering the compensation for executive officers other than the Chief Executive Officer, the Committee takes into account the recommendation of the Chief Executive Officer.

All compensation arrangements between the Company and any director or executive officer of the Company or between any subsidiary of the Company and any director or executive officer of the Company must be approved by the Corporate Governance and Compensation Committee.

Other Board Committees

The Board of Directors of the Company has no standing committees other than the Audit Committee and the Corporate Governance and Compensation Committee.

Assessments

The effectiveness of the Board of Directors as a whole, any committee of the Board and individual directors is assessed on an ongoing basis by the Board, the Corporate Governance and Compensation Committee and senior management.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and National Instrument 52-110 ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's audit committee is required to have a charter. A copy of the Company's Audit Committee Charter is set out in Appendix A to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
Joe Kajszo (Chair)	No	Yes
Jonathan Challis	Yes	Yes
Charles C. Russell	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Joe Kajszo — He has been Chairman of the Company since April, 2006. Prior to the formation of the Company, Mr. Kajszo was a President & CEO of Nevada Pacific Gold Ltd. In this capacity, he has reviewed financial statements, become familiar with various accounting principles and acquired an appreciation for the needs for internal controls and procedures.

Jonathan Challis – He has been a Director of the Company since March, 2007. He is also a director and officer of several junior mining companies since 2003. In the course of that experience, he has reviewed financial statements, become familiar with various accounting principles and acquired an appreciation for the needs for internal controls and procedures.

Charles C. Russell – He has been a Director of the Company since January, 2007. He is a director and member of the Audit Committee of Golden Reign Resources Ltd. since 2004, and in the course of that experience, he became familiar with various accounting principles and and acquired an appreciation for the needs for internal controls and procedures.

Audit Committee Oversight

At no time since January 1, 2007 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since January 1, 2007 has the Company relied on the exemption in section 2.4 of NI 52-110 (*De Minimis Non-audit Services)* or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services apart from those set out in the Audit Committee Charter.

External Auditor Service Fees (By Category)

Hay & Watson, Chartered Accountants, has been the auditor of the Company since May 15, 2007. The aggregate fees billed by the Company's auditor in the last financial year of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees[(1)]	Tax Fees[(2)]	All Other Fees[(3)]
December 31, 2007	$30,000	$12,000	Nil	Nil

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". The fees referenced herein relate to the review and preparation of financial statements in connection with the Company's prospectus for its initial public offering.

(2) Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category include the preparation of tax returns.

(3) Pertains to products and services other than services reported under the other categories.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 3 *(Composition of Audit Committee)* and Part 5 (*Reporting Obligations)* of NI 52-110.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Compensation Summary

The following Summary Compensation Table provides a summary of compensation earned from the Company or its subsidiaries or affiliates for the last financial year of the Company ended December 31, 2007 by the Chief Executive Officer of the Company ("CEO") and the Chief Financial Officer of the Company ("CFO") (together, the "Named Executive Officers"). No other person served as an executive officer of the Company as at December 31, 2007, or during any portion of the Company's financial year ended December 31, 2007 and who received, in respect of that financial year, total salary and bonus exceeding $150,000. The Company became a reporting issuer on June 22, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Long-term Incentive Plan Payouts ($)	
WILLIAM C. (BILL) HOWALD Chief Executive Officer and President	2007	47,525(1)(2)	29,703(2)	(3)	100,000	Nil	Nil	Nil
MARK T. BROWN Chief Financial Officer	2007	60,000(4)	Nil	(3)	25,000	Nil	Nil	Nil

(1) This amount was paid to a company controlled by William C. (Bill) Howald. See "Termination of Employment, Change in Responsibilities and Employment Contracts".
(2) Converted from U.S. currency to Canadian currency, based on the Bank of Canada nominal noon exchange rate of $1.01 U.S. dollars for one Canadian dollar as at December 31, 2007.
(3) The aggregate amount of perquisites and other personal benefits, securities or property paid to each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the financial year.
(4) This amount was paid to a company controlled by Mark T. Brown. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

Stock Options

The Company has a Stock Option Plan (the "Plan") which provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of Common Shares pursuant to the grant of options to purchase Common Shares. The Plan is presently administered by the Board of Directors. Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, subject to the limitations of the Plan and the requirements of applicable regulatory authorities. A copy of the Plan is attached as Appendix C.

The Plan includes the following provisions:

- The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan is 10% of the issued and outstanding Common Shares of the Company from time to time;

- Under the Plan, the aggregate number of optioned Common Shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares. The number of optioned Common Shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares. The aggregate number of optioned Common Shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding Common Shares of the Company in any 12-month period;

- The exercise price for options granted under the Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the TSX Venture Exchange;

- Options will be exercisable for a term of up to five years (or up to ten years, if the Company is or becomes a Tier 1 issuer on the TSX Venture Exchange), subject to earlier termination in the event of death or the optionee's cessation of services to the Company; and

- Options granted under the Plan are non-assignable, except by will or the laws of descent and distribution.

The following table sets out information with respect to options to purchase Common Shares granted during the financial year ended December 31, 2007 to the Named Executive Officers of the Company.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted[(1)] (#)	% of Total Options Granted to Employees, Officers and Consultants in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William C. (Bill) Howald	100,000[(1)]	11.98%	$0.45	$0.40[(2)]	October 22, 2012
Mark T. Brown	25,000[(1)]	2.99%	$0.45	$0.40[(2)]	October 22, 2012

(1) These options vest as to 25% of the optioned shares as of the date of grant (being October 22, 2007) and a further 25% every six months thereafter.
(2) Based on the closing trading price of the Common Shares on the TSX Venture Exchange on October 18, 2007, the last day the Common Shares traded prior to the date of grant.

The following table sets out information with respect to options to purchase Common Shares exercised during the financial year ended December 31, 2007 by the Named Executive Officers and financial year end option values (including information in respect of options granted to Named Executive Officers for services as a director of the Company).

AGGREGATED OPTION EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)
William C. (Bill) Howald	Nil	N/A	287,500 Exercisable 162,500 Unexercisable	Nil Exercisable Nil Unexercisable
Mark T. Brown	Nil	N/A	81,250 Exercisable 43,750 Unexercisable	Nil Exercisable Nil Unexercisable

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans, contracts or arrangements where a Named Executive Officer may be entitled to receive more than $100,000 from the Company in the event of the resignation, retirement or any other termination of the such person's service to the Company, a change of control of the Company, or a change in such person's responsibilities following a change of control.

There are no formal employment agreements between the Company and its executive officers. The Company has agreed to reimburse executive officers for any reasonable out-of-pocket expenses incurred in the course of carrying out their duties. During the financial year ended December 31, 2007, no such reimbursements were made by the Company.

The Company has an arrangement with Tanadog Management and Technical Services Inc. ("Tanadog") pursuant to which Tanadog agreed to provide the services of William C. (Bill) Howald of Tanadog to serve as

President, Chief Executive Officer and a Director of the Company. In consideration for the services of Tanadog, the Company paid fees to Tanadog at the rate of US$8,000 per month as of July 1, 2007.

The Company has a consulting agreement with Pacific Opportunity Capital Ltd. ("Pacific Opportunity") pursuant to which Pacific Opportunity provides accounting and related services to the Company and the services of Mark T. Brown as the Company's Chief Financial Officer. Pursuant to the consulting agreement, Pacific Opportunity is paid a fee of $5,000 per month plus GST and office expenses. Mark T. Brown is the President and a director of Pacific Opportunity.

Compensation of Directors

Directors' Fees

The Company has no standard arrangement pursuant to which the directors of the Company are paid cash compensation by the Company for their services in their capacity as directors or committee members. No cash compensation was paid to any director of the Company for the director's services as a director or committee member during the financial year ended December 31, 2007.

Stock Options

Directors of the Company are eligible to receive options to purchase Common Shares pursuant to the terms of the Plan. See "Compensation of Executive Officers and Directors - Executive Compensation - Stock Options" for particulars of the Plan.

The following table sets out information with respect to options to purchase Common Shares granted during the financial year ended December 31, 2007 to directors of the Company (other than Named Executive Officers who were granted options whether for services as directors or officers).

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Group	Securities Under Options Granted(1) (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors (excluding Named Executive Officers) of the Company as a group	150,000	$0.50	$0.50(2)	January 19, 2012
	200,000	$0.50	$0.50(2)	March 14, 2012
	100,000	$0.45	$0.40(3)	October 22, 2012

(1) All options vest as to 25% of the optioned shares on the date of grant and a further 25% every six months thereafter.
(2) Based on the Company's initial offering price.
(3) Based on the closing trading price of the Common Shares on the TSX Venture Exchange on October 18, 2007, the last day the Common Shares traded prior to the date of grant.

The following table sets out information with respect to options to purchase Common Shares exercised during the financial year ended December 31, 2007 by the directors of the Company (other than Named Executive Officers) and financial year end option values.

AGGREGATED OPTION EXERCISES AND FINANCIAL YEAR-END OPTION VALUES

Group	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Directors (excluding Named Executive Officers) of the Company as a group	Nil	Nil	200,000 Exercisable 250,000 Unexercisable	Nil Exercisable Nil Unexercisable

Other Arrangements

During the financial year ended December 31, 2007, except as disclosed herein, there were no other arrangements under which directors of the Company were compensated for services, including services as consultants or experts to the Company.

The Company has an arrangement with Blue Dolphin Enterprises Ltd. ("Blue Dolphin") pursuant to which Blue Dolphin agreed to provide the services of Joe Kajszo of Blue Dolphin to serve as Chairman and a Director of the Company. In consideration for the services of Blue Dolphin, the Company agreed to pay fees to Blue Dolphin at the rate of US$8,000 per month plus GST as of July 1, 2007.

During the financial year ended December 31, 2007, the Company paid a discretionary bonus of US$30,000 to each of Tanadog and Blue Dolphin for the provision of the services of William C. (Bill) Howald and Joe Kajszo, respectively, as executive officers of the Company for the period from the Company's inception (April 13, 2006) to March 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	N/A
Equity compensation plans not approved by securityholders(1)	2,325,000	$0.48	469,861 (2)
Total	**2,325,000**	**$0.48**	**469,861**

(1) The Plan is the only equity compensation plan in this category. The Plan was created and implemented by the Company prior to the Company becoming a reporting issuer and prior to the date that its shares were listed and posted for trading on a stock exchange. For material features of the Plan, see "Compensation of Executive Officer and Directors – Executive Compensation – Stock Options".

(2) Based on the total number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan being 10% of the issued and outstanding number of Common Shares as at December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Company's Plan is a "rolling 10%" plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the Plan). Pursuant to Policy 4.4 of the TSX Venture Exchange, the Plan must be approved yearly by the shareholders of the Company. The Company's Plan was adopted by the Company on September 5, 2006. A copy of the Company's Plan is set out in Appendix C to this Information Circular. See "Compensation of Executive Officers and Directors – Executive Compensation – Stock Options" for a summary of the terms of the Plan.

The text of the proposed resolution to confirm and approve the Plan is as follows:

> "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company's Stock Option Plan, as set forth in Appendix C to the Company's Information Circular dated April 22, 2008, be and it is hereby approved, ratified and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

Shareholder Rights Plan

General

Effective April 22, 2008, the Board of Directors of the Company adopted a shareholder rights plan and entered into a shareholder rights plan agreement with Pacific Corporate Trust Company dated April 22, 2008 (the "Rights Plan"). The Rights Plan has the following main objectives:

- to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;
- to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and
- to give adequate time for shareholders to properly assess a take-over bid without undue pressure.

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the adoption of the Rights Plan. A copy of the Rights Plan may be obtained by sending a written request to the President of the Company at the Company's head office located at Suite 1740 – 1177 West Hastings St., Vancouver, British Columbia V6E 2K3 or from the Company's public disclosure documents on the SEDAR website at www.sedar.com.

Background

The Rights Plan was adopted by the Board of Directors after considering the terms of a number of recently adopted shareholder rights plans and the experience of other Canadian public companies in the context of an actual take-over bid where a shareholder rights agreement was in place. After such review, the Board of Directors has determined that it is in the best interests of the Company to adopt the Rights Plan. The Rights Plan is designed to maximize shareholder value and protect shareholders' interests in the event of an acquisition that may result in a change of control. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the Rights Plan has not been adopted in response to any proposal to acquire control of the Company.

Recommendation of the Board of Directors

All members of the Board of Directors have unanimously determined that the Rights Plan is in the best interest of the Company. **THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RESOLUTION APPROVING THE RIGHTS PLAN.**

Vote Required and Voting of Proxies

Shareholder approval of the Rights Plan is not required by law but the TSX Venture Exchange requires that the Rights Plan be approved by the shareholders of the Company at a duly called meeting within six months following adoption of the Rights Plan. The Rights Plan is subject to the acceptance by the TSX Venture Exchange.

All proxies received by the Company will be voted in favour of the adoption of the Rights Plan, unless a proxy contains express instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. If the Rights Plan is not adopted at the Meeting, it will automatically terminate and the Rights (as defined below) issued under it will become void. The text of the resolution approving the Rights Plan is set forth in Appendix B hereto.

Summary of the Principal Terms of the Rights Plan

The following is a summary of key terms of the Rights Plan. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available upon request from the President of the Company as indicated above or from the Company's public disclosure documents found at www.sedar.com.

Capitalized terms used in this summary of the Rights Plan and not otherwise defined in this Information Circular shall have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

On the date of adoption of the Rights Plan, the Company will issue one right (a "Right") in respect of each Common Share outstanding at the close of business on that date (the "Record Time"). The Company will, from time to time, issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.

Rights Certificates, Trading and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

Acquiring Person

An "Acquiring Person" is a person that Beneficially Owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Company, and (iv) certain other specified exempt acquisitions. An Acquiring Person also does not include any Person that owned 20% or more of the outstanding Common

Shares at the Record Time unless that person increases its percentage interest in the common shares other than pursuant to one of the previously mentioned transactions.

Separation Time

Rights are not exercisable before the Separation Time. "Separation Time" means the close of business on the tenth trading day after the earliest of:

1. the first date of public announcement that a person has become an Acquiring Person (the "Stock Acquisition Date");

2. the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company's outstanding Common Shares; and

3. the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Exercising Rights at such time until the tenth trading day after the first public announcement of the occurrence of a "Flip-in Event" will entitle the holder to purchase one Common Share at the exercise price (the "Exercise Price"), which shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.

Exercise of Rights

After the close of business on the tenth trading day after the first public announcement of the occurrence of a "Flip-in Event", which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a shareholder solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding $10.00.

Distributions of securities (either by prospectus or by private placement), transactions involving statutory procedures that require shareholder approval or acquisitions for which the Board of Directors has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute "Flip-in Events".

Permitted Bids

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids". Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

(a) the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

(b) the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to holders of Common Shares, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c) the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d) the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten Business Days from the date of such announcement for the deposit and tender of additional Common Shares.

A "Competing Permitted Bid" is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of "Permitted Bid" except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; and (ii) 35 days after the commencement of the Competing Permitted Bid.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.00001 per Right, subject to adjustment.

Waiver

The Board of Directors, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board of Directors waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. The Board of Directors may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership

below 20% of the Company's outstanding Common Shares, generally within 14 days of the Board of Directors making such determination.

Amendments

Except for minor amendments to correct any clerical or typographical errors, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

Term

If the Rights Plan is not adopted at the Meeting, it will automatically terminate and the Rights issued under it will become void. If the Rights Plan is adopted at the Meeting, it will expire at the termination of the Company's annual meeting in 2011 unless extended upon reconfirmation. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2011 and at every third annual general meeting of the Company thereafter.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its financial year ended December 31, 2007 which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company's head office located at Suite 1740 – 1177 West Hastings St., Vancouver, British Columbia V6E 2K3.

DATED as of the 22nd day of April, 2008.

BY ORDER OF THE BOARD

"Joe Kajszo"

JOE KAJSZO
Chairman and Director

APPENDIX A

RYE PATCH GOLD CORP.

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;
- review and appraise the performance of the Company's external auditor; and
- provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be "independent" directors except as permitted by applicable securities regulatory guidelines (including applicable exemptions while the Company is a "venture issuer" within the meaning of applicable securities legislation). A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once annually, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

   (a) review and update, if applicable or necessary, this Audit Committee Charter annually;

   (b) review with management and the independent auditor the Company's annual and interim financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the

Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) recommend to the Board the selection and, where applicable, the replacement of the external auditor nominated annually for shareholder approval;

(f) recommend to the Board the compensation to be paid to the external auditor;

(g) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i) review with management and the external auditor the audit plan for the year-end financial statements; and

(j) review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

  (i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

  (ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

  (iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4. Other

(a) review any material related party transactions;

(b) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c) to set and pay compensation for any independent counsel and other advisors employed by the Committee.

APPENDIX B

RYE PATCH GOLD CORP.

Rights Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The shareholder rights plan agreement made between Rye Patch Gold Corp. (the "Company") and Pacific Corporate Trust Company as rights agent dated April 22, 2008 (the "Rights Plan Agreement") and the adoption of the shareholder rights plan (the "Rights Plan") established pursuant to the Rights Plan Agreement as more particularly described in the Information Circular of the Company dated April 22, 2008 be and the same is hereby approved, authorized, ratified and confirmed;

2. The actions of the directors and officers of the Company in adopting the Rights Plan and in executing the delivering the Rights Plan Agreement be and the same are hereby approved, authorized, ratified and confirmed;

3. The Company be authorized to abandon the Rights Plan if the Company's Board of Directors deems it appropriate and in the best interests of the Company to do so; and

4. Any one director of officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he, in his sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.

APPENDIX C

RYE PATCH GOLD CORP.

Stock Option Plan

1. Objectives

The Plan is intended as an incentive to attract and retain qualified directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates, to promote a proprietary interest in the Company and its Affiliates among such persons, and to stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2. Definitions

2.1 As used in the Plan, the terms set forth below shall have the following respective meanings:

(a) "**Affiliate**", when referring to the relationship between two companies, means that one of them is the subsidiary of the other, or each of them is controlled by the same person or entity;

(b) "**Board**" means the board of directors of the Company;

(c) "**Committee**" means the Board or such committee of the Board that the Board may, in accordance with section 3.1 hereof, designate to administer the Plan;

(d) "**Company**" means Rye Patch Gold Corp., a company existing under the laws of the Province of British Columbia;

(e) "**Consultant**" means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director/Officer of the Company, that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract between the Company or the Affiliate of the Company and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f) "**Consultant Company**" means, for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(g) "**Date of Grant**" means the date an Option is granted by the Committee to the Optionee, subject to any regulatory or other approvals or conditions;

(h) "**Directors/Officers**" means directors, senior officers or Management Company Employees of the Company or any subsidiary of the Company;

(i) "**Disinterested Shareholder Approval**" means the approval by a majority of the votes cast by all shareholders of the Company at a shareholders' meeting excluding votes attaching to shares beneficially owned by Insiders to whom Options may be granted under the Plan and their associates and, if and as required by the Exchange, all holders of non-voting and subordinate voting shares of the Company shall have full voting rights on any resolution requiring Disinterested Shareholder Approval;

(j) "**Employee**" means:

(i) an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada);

(ii) an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(k) **"Exchange"** means the TSX Venture Exchange or any other principal stock exchange on which the Shares may be listed from time to time;

(l) "**Insider**" in relation to the Company means:

(i) a director or senior officer of the Company;

(ii) a director or senior officer of a company that is an Insider or subsidiary of the Company; or

(iii) a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares;

(m) "**Investor Relations Activities**" means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, except for such activities that the Exchange specifically states to not be Investor Relations Activities;

(n) "**Management Company Employee**" means an individual employed by an entity providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding an entity engaged in Investor Relations Activities;

(o) "**Market Price**" in relation to a Share subject to an Option on the Date of Grant of the Option means the last closing price of the Shares on the Exchange before such Date of Grant;

(p) "**Option**" means an option to purchase Shares granted under or subject to the terms of the Plan;

(q) "**Option Agreement**" means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

(r) "**Option Period**" means the period during which an Option may be exercised;

(s) **"Optionee"** means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

(t) "**Plan**" means this Stock Option Plan of the Company;

(u) **"Shares"** means common shares without par value in the capital of the Company;

(v) **"Tier 1 Issuer"** means a company that qualifies as a 'Tier 1 Issuer' within the meaning of the policies of the Exchange; and

(w) **"Tier 2 Issuer"** means a company that qualifies as a 'Tier 2 Issuer' within the meaning of the policies of the Exchange.

3. Administration of the Plan

3.1 The Plan shall be administered by the Committee. With respect to Option grants to directors of the Company, the Board shall serve as the Committee. With respect to any other Options the Board may specifically constitute a committee of two or more directors of the Company as the Board may designate from time to time to serve as the Committee for the Plan, all of the members of which shall be and remain directors of the Company. Notwithstanding the foregoing, the Board may resolve to be the Committee to administer the Plan with respect to all of the Plan or certain participants and/or awards made or to be made under the Plan.

3.2 The Committee shall have full and exclusive power to interpret the Plan, to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan, and to reserve and issue Shares issuable pursuant to the exercise of Options. The Committee may, in its discretion but subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the exercisability of an Option, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either (a) not adverse to the Optionee holding such Option or (b) consented to by such Optionee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee shall be liable for anything done or omitted to be done by such member, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, except for such member's own willful misconduct or as expressly provided by statute.

3.3 All administrative costs of the Plan shall be paid by the Company.

4. Eligibility

4.1 Options may be granted to Employees, Directors/Officers and Consultants (and Consultant Companies as may be permitted by the Exchange) who are in the opinion of the Committee in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates are, in the opinion of the Committee, worthy of special recognition. The granting of Options is entirely discretionary and nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and designation of an Optionee in any year shall not require the designation of such person to receive an Option in any other year. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amount and terms of their respective Options.

4.2 Subject to any applicable regulatory approvals, Options may also be granted under the Plan in exchange for outstanding options granted by the Company or any predecessor company thereof or any Affiliate thereof, whether such outstanding options are granted under the Plan, under any other stock option plan of the Company or any predecessor company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor corporation or Affiliate thereof.

4.3 Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of another company in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other company and the Company or any of its subsidiaries.

5. Number of Shares Reserved under the Plan

The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted under the Plan shall be 10% of the issued and outstanding Shares from time to time.

6. Number of Optioned Shares per Optionee

The determination regarding the number of Shares that may be the subject of Options granted to each Optionee pursuant to an Option will be made by the Committee and will take into consideration the Optionee's present and potential contribution to the success of the Company and applicable legal and regulatory requirements and, if and for so long as the Shares are listed on the Exchange, shall be subject to the following limitations:

(a) Subject to sections 6(b) and 6(c), the aggregate number of Shares that may be reserved for issuance pursuant to the Plan, or as incentive stock options, to any one Optionee in a 12-month period must not exceed 5% of the issued and outstanding Shares (determined at the Date of Grant), unless the Company is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval if and as required by the Exchange;

(b) The number of Shares subject to Options granted to any one Consultant in a 12-month period must not exceed 2% of the issued and outstanding Shares (determined at the Date of Grant);

(c) The aggregate number of Shares subject to Options granted to all Optionees who are employed to provide Investor Relations Activities must not exceed 2% of the issued and outstanding Shares in any 12-month period (determined at the Date of Grant);

(d) The number of Options granted to Insiders within a 12-month period to acquire Shares reserved for issuance under the Plan must not exceed 10% of the issued and outstanding Shares, unless, as may be required by the Exchange, Disinterested Shareholder Approval is obtained; and

(e) Subject to any longer vesting period as may be set out in the related Option Agreement, an Option granted to a Consultant performing Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the Option vesting in any three-month period.

7. Price

7.1 The exercise price per Share subject to an Option shall be determined by the Committee at the time the Option is granted, provided that, if and for so long as the Shares are listed on the Exchange, the exercise price shall not be less than the Market Price less applicable discounts permitted by the Exchange, or such other minimum exercise price as may be required by the Exchange.

7.2 Subject to applicable regulatory requirements and approval, the Committee may reprice the prevailing exercise price of an Option. Any reduction in the exercise price of an Option held by an Optionee who is an Insider at the time of the proposed amendment is subject to Disinterested Shareholder Approval if and as required by the Exchange.

8. Term and Exercise of Options

8.1 The Option Period shall be determined by the Committee at the time the Option is granted and may be up to five years from the Date of Grant (or up to ten years from the Date of Grant, if the Company is or becomes a Tier 1 Issuer), except as the same may be reduced pursuant to the provisions of section 10. Subject to the applicable maximum Option Period provided for in this section 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period for an Option.

8.2 The vesting schedule for each Option shall be determined by the Committee at the time the Option is granted and shall be specified in the Option Agreement in respect of the Option.

8.3 Notwithstanding the foregoing provision of this section 8, if there is a takeover bid or tender offer is made for all or any of the issued and outstanding Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the Shares issuable under such Options to be tendered to such bid or offer.

8.4 The vested portion of Options will be exercisable, either all or in part, at any time after vesting. If less than all of the Shares included in the vested portion of any Option are purchased, the remainder may be purchased, subject to the Option's terms, at any subsequent time prior to the expiration of the Option Period.

8.5 The exercise of any Option will be contingent upon receipt by the Company of payment for the full exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. No Optionee or the legal representatives, legatees or distributees of the Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issued to the Optionee or such other persons under the terms of the Plan.

9. Stock Option Agreement

Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Shares subject to the Option, the exercise price per Share, the Option Period, the vesting schedule for the Option and incorporating the terms and conditions of the Plan and any other requirements of applicable regulatory authorities and such other terms and conditions as the Committee may determine are necessary or appropriate, subject to the terms of the Plan. Without limiting the generality of the foregoing and if and for so long as the Company is listed on the Exchange, for Options granted to Employees, Consultants or Management Company Employees, the Company is required to represent in an Option Agreement that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

10. Effect of Termination of Employment or Death

10.1 Options granted to any Optionee who is a Director/Officer, Employee, Consultant or Management Company Employee shall expire on the earlier of: (a) that date which is 90 days after the Optionee ceases to be in at least one of such categories unless an earlier date is provided for in the Option Agreement with the Optionee, and (b) the expiry of the Option Period. The Committee may, in its sole discretion, extend such 90-day period in respect of any Option for a specified period up to the expiry of the Option Period, provided that the Company is a Tier 1 Issuer.

10.2 Options granted to an Optionee who is engaged in Investor Relations Activities for the Company shall expire on the earlier of: (a) that date which is 30 days after the Optionee ceases to be employed to provide Investor Relations Activities unless an earlier date is provided for in the Option Agreement with the Optionee, and (b) the expiry of the Option Period. The Committee may, in its sole discretion, extend such 30-day period in respect of any Option for a specified period up to the expiry of the Option Period, provided that the Company is a Tier 1 Issuer.

10.3 Notwithstanding sections 10.1 and 10.2, in the event of the death of an Optionee while in service to the Company, each outstanding Option (to the extent then vested, if applicable, and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the Option Agreement with the Optionee, and (b) the expiry of the Option Period, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or by the laws of descent and distribution.

10.4 Notwithstanding the foregoing provisions of this section 10 and subject to any applicable regulatory approvals, the Committee may, in its discretion, provide for the extension of the exercisability of an Option for any period that is not beyond the applicable expiration date thereof, accelerate the vesting or exercisability of an Option, eliminate or make less restrictive any restrictions governing an Option, waive any restriction or other provision of this Plan or an Option or otherwise amend or modify the Option in any manner that is either (a) not adverse to such Optionee or (b) consented to by such Optionee.

11. Adjustment in Shares Subject to the Plan

The exercise price for and the number of Shares covered by an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the event and in accordance with the provisions and rules set out in this section 11. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the optionee and all other affected parties.

(a) In the event that a dividend is declared upon the Shares, payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Option shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining shareholders entitled to receive such stock dividend.

(b) In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then there shall be substituted for each Share subject to any Option the number and kind of Shares or other securities of the Company or another corporation into which each outstanding Share shall be so changed or for which each such Share shall be exchanged.

(c) In the event that there is any change, other than as specified above in this section 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, then, if the Committee, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to any Option, an equitable adjustment shall be made in the number or kind of Shares, such adjustment shall be made by the Committee and be effective and binding for all purposes.

(d) In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price of the Option or number of Shares subject to any Option, or both, such adjustment shall be made by the Committee and shall be effective and binding for all purposes.

11.2 In the case of any such substitution or adjustment as provided for in this section 11, the exercise price in respect of each Option for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Shares or securities covered by the Option after the relevant event multiplied by the varied option exercise price be equal to the number of Shares covered by the Option prior to the relevant event multiplied by the original exercise price of the Option.

11.3 No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.4 The grant of an Option shall not affect in any way the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

12. Non-Assignability

All Options, benefits and rights accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable, except as specifically provided in section 10.3 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13. Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee's employment or services at any time. Participation in the Plan by an Optionee is voluntary.

14. Record Keeping

The Company shall maintain a register in which shall be recorded or maintained:

(a) the name and address of each Optionee;

(b) the number of Shares subject to Options granted to each Optionee, the number of Shares issued to each Optionee upon the exercise of Options, and the number of Shares subject to Options remaining outstanding;

(c) a copy of each outstanding Option Agreement;

(d) such other information as the Committee may determine.

15. Regulatory Approvals

15.1 The Plan is subject to the approval of regulatory authorities having, or which may have, jurisdiction over the securities of the Company, and the Board is authorized to amend the text thereof from time to time in order to comply with any changes thereto required by such applicable regulatory authorities.

15.2 The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchange or stock quotation system on which the Shares are listed for trading or quoted which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price for an Option paid to the Company shall be returned to the Optionee.

Hold Periods, Securities Regulation and Tax Withholding

15.3 If and for so long as the Shares are listed on the Exchange and in addition to any resale restrictions under applicable securities laws, for

(a) Options granted while the Company is a Tier 2 Issuer, or

(b) Options having an exercise price per Share that is less than the Market Price,

any Shares issued on the exercise of such Options will be subject to a four-month hold period commencing on the particular Date of Grant of the Option, and certificates for the Shares will bear a restrictive legend setting out any such applicable hold period.

15.4 Where necessary to effect exemption from registration or distribution of the Shares under securities laws applicable to the securities of the Company, an Optionee shall be required, upon the acquisition of any Shares upon the exercise of Options, to acquire such Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Committee an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Shares to make appropriate reference to applicable resale restrictions. The Committee may take such other action or require such other action or agreement by such Optionee as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the underlying Shares under any securities laws applicable to the securities of the Company.

15.5 The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company's obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan.

15.6 Issuance, transfer or delivery of certificates for Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

16. Amendment and Termination of Plan

The Board reserves the right to amend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee. Any amendment to the Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having

jurisdiction over the securities of the Company and, where applicable, the approval of the shareholders of the Company (except where an amendment is made pursuant to section 15.1 hereof).

17. No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

18. General Provisions

18.1 Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the issuance of securities of the Company (subject to shareholder approval if such approval is required by applicable securities regulatory authorities) and such arrangements may be either generally applicable or applicable only in specific cases.

18.2 The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Option Agreement, and all determinations made and actions taken pursuant hereto shall be governed by and determined in accordance with the laws of the Province of British Columbia, Canada.

18.3 If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

18.4 Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

18.5 Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19. Term of the Plan

19.1 The Plan shall be effective as of September 5, 2006, subject to all necessary regulatory approvals pursuant to section 15 hereof.

19.2 The Plan shall be effective until September 5, 2016 unless the Plan is earlier terminated by the Board pursuant to section 16 hereof, and no Option shall be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, any Option granted hereunder may, and the authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option shall, continue after September 5, 2016 or any earlier termination date of the Plan.

RYE PATCH GOLD CORP.

(the "Company")

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive annual and interim corporate documents, including annual financial statements and MD&A and interim financial statements and MD&A of the Company, if they so request. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Rye Patch Gold Corp.
#1740 – 1177 West Hastings St.
Vancouver, British Columbia
V6E 2K3

[Please check applicable box(es).]

☐ I wish to receive annual financial statements and MD&A of the Company for the financial year ending December 31, 2008.

☐ I wish to receive interim financial statements and MD&A of the Company for each of the financial quarters in 2008 and 2009.

NAME: ____

ADDRESS: ____

____

E-MAIL ADDRESS: ________________________

I confirm that I am one of the following *[please check applicable box]*:

☐ a **REGISTERED** owner of Common Shares of the Company holding the shares directly in my own name; or

☐ a **BENEFICIAL** owner of Common Shares of the Company holding the shares through a brokerage firm or other financial institution.

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE: ____________

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF RYE PATCH GOLD CORP.
TO BE HELD AT 1740- 1177 W.HASTINGS ST., VANCOUVER, BC ON TUESDAY, MAY 20TH, 2008, AT 10:00 A.M.

I/We being holder(s) of the Company hereby appoint:

Joe Kajszo, Chairman and a Director of the Company, or failing this person, **William C. Howald**, President, Chief Executive Officer and a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To appoint Hay & Watson, Chartered Accountants as auditor of the Company		N/A	
2. To elect Jonathan Challis as Director		N/A	
3. To elect William C. Howald as Director		N/A	
4. To elect Joe Kajszo as Director		N/A	
5. To elect Charles Russell as Director		N/A	
6. To confirm and approve the Company's "rolling 10%" stock option plan			N/A
7. To approve the shareholder rights plan agreement and the adoption of the shareholder rights plan			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a shareholder of the Company, to vote according to the holder's instructions, by inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for at the Meeting and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. ***To receive securityholderholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF RYE PATCH GOLD CORP.

TO BE HELD AT 1740 – 1177 W.HASTINGS ST., VANCOUVER, BC ON TUESDAY, MAY 20TH, 2008, AT 10:00 AM

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the common shares (the "Meeting") that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the Meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

Should you wish to attend and vote at the Meeting or have someone else attend and vote at the Meeting on your behalf, please complete the reverse side of this form.

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To appoint Hay & Watson, Chartered Accountants as auditor of the Company		N/A	
2. To elect Jonathan Challis as Director		N/A	
3. To elect William C. Howald as Director		N/A	
4. To elect Joe Kajszo as Director		N/A	
5. To elect Charles Russell as Director		N/A	
6. To confirm and approve the Company's "rolling 10%" stock option plan			N/A
7. To approve the shareholder rights plan agreement and the adoption of the shareholder rights plan			N/A

Please complete the following only if you or someone other than a management representative will be attending the Meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS (JOE KAJSZO, Chairman and a Director of the Company, or failing this person, WILLIAM C. HOWALD, President, Chief Executive Officer and a Director of the Company) TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SHAREHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the Meeting and vote. If you require assistance in completing this form, please contact Christian Carvacho at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the Notice of Meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the Meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying Notice of Meeting and Information Circular.
5. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
6. To be represented at the Meeting, ***VIFs must be submitted** no later than forty-eight ("48") hours**, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 08

RYE PATCH GOLD INCREASES WILCO GOLD RESOURCE

Vancouver, British Columbia, April 30, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") announces its new NI43-101 for its 100% controlled Wilco project based on the Company's 2007 drill results in the Willard mine area and the Colado resource area. The new resource shows an upgrade of a portion of the resource to the measured category, a 72% increase in the indicated gold ounces, and a significant increase in the inferred gold ounces from the previously released (September 06, 2007) resource estimate. The majority of the new ounces are captured in the Section Line discovery located at the Willard mine and within the Colado resource area. The Willard and Colado resource estimates use various cutoffs for oxide and sulphide gold content. A summary, by deposit area, is tabulated below:

Table 1: New NI43-101 Wilco Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	2,603	0.023	59,813	8,076	0.019	155,341	31,906	0.016	500,558
Colado	Variable[1]	3,703	0.016	60,058	19,597	0.013	258,011	79,129	0.010	811,453
Total		**6,306**	**0.015**	**119,871**	**27,673**	**0.013**	**413,352**	**111,035**	**0.012**	**1,312,011**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The new NI43-101 Wilco project technical report will be posted on SEDAR at www.sedar.com on or before June 1, 2008.

Stated William C. (Bill) Howald, the Company's CEO and President, *"This new resource incorporating our 2007 drilling results shows the upside potential of the Wilco project is excellent. The Wilco project continues to prove its merit and our exploration programs continue to expand this major new discovery in Nevada. Based on our geologic model and drill cross sections, the Section Line discovery is still open and has significant expansion potential to the west in an area that is untested. This summer, our drill program will extend the limits of this new gold discovery. Our objective of having a company with three to five million ounces of gold over the next 3 years is certainly taking shape, and the Wilco project, its new resource, and the Section Line discovery are the underpinnings to achieving this goal".*

The new gold resource estimate is based on 3-D geologic models that incorporated over 32,000 individual assays from 565 reverse circulation and 11 core drillholes – 394 reverse circulation and 8 core drillholes in Willard and 181 reverse circulation and 3 core drillholes in Colado. The new resource also includes Rye Patch's recently completed phase 1 drilling, comprised of 48 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from ten-foot down-the-hole composites using ordinary kriging. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 08

SEWC used industry accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resource which gives greater confidence in the resource estimate. Cut off grades were calculated based on historic recoveries at the Willard mine as well as by referencing up-to-date costing structures that are available to the public.

SEWC classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

Drilling on the Wilco project will commence this summer with one reverse circulation drill rig. An exploration program totaling US$750,000 consisting of 8,000 metres of drilling is planned and being permitted.

As released on the Company's Jessup project (December 11, 2007) along with this new Wilco resource estimate, Rye Patch Gold now has 687,223 ounces of gold in the measured and indicated category plus 1,339,011 ounces of gold in the inferred category. Table 2 summarizes the resources for Rye Patch Gold's Wilco and Jessup projects.

Table 2: Rye Patch Gold NI43-101 Resources

Project	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Wilco	Variable[2]	6,306	0.015	119,871	27,673	0.013	413,352	111,035	0.012	1,312,011
Jessup[4]	Variable[3]	0	0	0	5,423	0.022	154,000	1,265	0.017	27,000
Total		**6,306**	**0.015**	**119,871**	**31,938**	**0.015**	**567,352**	**112,300**	**0.012**	**1,339,011**

[2] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. [3] Jessup 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material; [4] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).

In addition to the Company's Wilco project, Rye Patch is planning and permitting drill programs on its 100% owned Jessup and Lincoln Hill/Gold Ridge properties. These drilling programs will commence immediately following the completion of the Wilco drill program scheduled for June 2008.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and is responsible for reviewing the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 08

and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Josh Rivard: jrivard@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 – 07

RYE PATCH ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia – April 22, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch" or the "Company") announces that its Board of Directors has adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan, which takes effect April 22, 2008, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be 'Permitted Bids' under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.

Rye Patch is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies. The full text of the Rights Plan is available on the SEDAR website at www.sedar.com.

The Rights Plan is subject to acceptance by the TSX Venture Exchange and to ratification by the Company's shareholders at the next meeting of shareholders. If ratified by shareholders, the Rights Plan will expire at the termination of the Company's annual general meeting in 2011, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 – 07

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Josh Rivard: jrivard@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 08 - 06

RYE PATCH GOLD RETAINS RENMARK FINANCIAL COMMUNICATIONS

Vancouver, British Columbia – April 3, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that it has retained the services of Renmark Financial Communications Inc. as a consultant to handle its investor relations activities. Renmark, in conjunction with our in-house IR team, will focus on the communication of company progress to existing and potential shareholders in the retail financial community and maintain ongoing live contact and information exchange with a network of financial professionals.

"We are pleased to announce that we have selected Renmark to reinforce Rye Patch Gold's profile in the financial community and enhance the visibility of our project portfolio. We choose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public," noted William C. (Bill) Howald, CEO& President of Rye Patch Gold Corp.

In consideration of the services to be provided, the Company has agreed to pay a monthly retainer of $7,000.00 for a one-year contract to Renmark Financial Communications Inc. Renmark Financial Communications does not own any securities in Rye Patch Gold, nor does it have any direct or indirect interest in the Company. Renmark's engagement to provide investor relations services is subject to the approval of the TSX Venture Exchange.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Rye Patch Gold Corp.
Karen Robb:
Manager, Investor Relations
info@ryepatchgold.com
Tel: (604) 638-1588
Fax: (604) 638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Josh Rivard: jrivard@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 05

RYE PATCH EXTENDS GOLD MINERALIZATION AT THE JESSUP RESOURCE PROJECT

Vancouver, British Columbia, March 27, 2008 - Rye Patch Gold Corp. (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") reports it has extended the known gold mineralized zones and identified a new drill target on the **Jessup** resource project. Over the past several months, field work in the form of detailed geological mapping, reverse circulation and core drillhole re-logging, and re-interpretation of existing geophysics has been completed. Past drilling tested four targets including the San Jacinto, Central, and North Jessup gold-silver resource areas, and the Tosh Hill deposit. The conclusions and the upside potential are described below:

The **San Jacinto** resource target contains two types of gold-silver mineralization. The first consists of high-grade, gold-silver breccias within northwest oriented, vertical dipping zones. Rock-chip sampling of these breccias has yielded gold and silver values ranging from 0.20 g/t Au to 3.70 g/t Au and 0.05 g/t Ag to 1,330.00 g/t Ag. These mineralized structures are basically "fat veins" that control the high grade within the San Jacinto deposit.

The San Jacinto breccias zone is open to the northwest for 1200 feet (400 metres) as defined by a gold-in-soil anomaly and an untested, outcropping breccia that returned 1.1 g/t gold. In addition, the breccias target is open at depth.

A second type of mineralization identified in the San Jacinto deposits is localized within a felsic rhyolite tuff. This mineralization is disseminated and yields lower grade, but because of its geometry, could deliver additional bulk-tonnage mineralization for the deposit. The flat-lying zone is open to the south.

The two types of gold-silver mineralization show distinctive trace-element geochemistry and geophysical signatures.

At **North Jessup**, re-interpretation of the geology and structure shows the gold-silver deposit is still open. Rock-chip sampling to the west of the deposit returned gold values grading 1.3 g/t gold and 0.93 g/t gold suggesting the mineralization extends 800 feet (260 metres) to the west.

Field mapping and cross-section work continues at **Central Jessup** to understand the ore controls and prepare a drilling program that could potentially connect the Central Jessup zone with North Jessup and San Jacinto.

Field work in the **Tosh Hill** target identified a zone that returned gold values of 12.6 g/t gold, 16.0 g/t gold and 8.1 g/t gold from rock-chip samples in the new area. This newly defined target extends the Tosh Hill mineralization 400 feet (130 metres) to the southwest.

In addition to the above known areas, mapping and sampling has identified a **new target** zone within the northeastern portion of the Jessup property. The new target, named **Gold King,** returned gold values from reconnaissance rock-chip sampling between 1.0 g/t gold to 2.6 g/t gold.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 05

As outlined in the Company's February 28, 2008, press release, a drilling program totaling 3,000 metres and costing US$550,000 is anticipated to commence in July.

With regard to the **Wilco** resource update, the Company is adjusting its guidance from March 31st to mid-May for the release of the updated resource estimate. The 45-day delay is the result of assay laboratory backlogs and 3rd party contractor scheduling.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Ms. Karen Robb, Manager Investor Relations

info@ryepatchgold.com Phone: 604-638-1588 Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 04

RYE PATCH DISCUSSES PROGRESS AT THE LINCOLN HILL/GOLD RIDGE PROJECT

Vancouver, British Columbia, March 12, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge property. The project covers a total of 3,276 acres, and securely positions the Company along Midway Gold's Spring Valley gold trend.

The Company has completed an evaluation and interpretation of past exploration work at the Lincoln Hill/Gold Ridge property, located within the Rochester mining district within 4 miles west of the Rochester silver and gold mine and roughly 3 miles southwest of Midway Gold's Spring Valley discovery. The project is underlain by the prospective volcanic and sedimentary rocks of the Koipato Group which hosts the majority of the gold and silver mineralization in the district. The Rochester mining district has produced a total of 4.5 million oz. of gold and 130 million oz. of silver.

The majority of the previous exploration work at Lincoln Hill was conducted by Newmont Mining Corp. (2001-2003) and Coeur Rochester Inc (1988-1990). Rye Patch Gold's evaluation of this work includes re-logging of Newmont drillholes, construction of drillhole cross-sections and interpretation of previous surface and underground sampling programs. Based on this analysis, the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The significant gold/silver targets are summarized below.

At the Lincoln Hill Mine Area, Newmont's underground channel sampling at the Lincoln Hill Mine indicates the presence of bulk-tonnage gold and silver mineralization immediately adjacent to the historically mined high-grade stops. Table 1 summarizes the bulk-tonnage gold and silver rock-chip channel sample intervals.

TABLE 1: LINCOLN HILL MINE UNDERGROUND CHANNEL SAMPLE COMPOSITES

Interval	Au g/t	Ag g/t	Au+Au Eq g/t	Length metres
GXB-5737-5738-LHRC	5.144	3.255	5.203	6.10
Including	**10.013**	**3.018**	**10.068**	**3.05**
GXB-5719-LHRC	0.686	1.710	0.717	3.05
GXB-5716-LHRC	0.420	2.340	0.463	7.62
GXB-5707-09-LHRC	0.780	1.710	0.811	1.83
Including	**10.013**	**14.299**	**10.273**	**1.22**
GXB-5703-06-LHRC	1.628	4.688	1.714	19.51
GXC-0001-0007-LHRC	2.533	11.105	2.735	21.03
Including	**9.293**	**no data**		**3.05**
Including	**4.218**	**9.533**	**4.391**	**3.05**
GXC-0009-0011-LHRC	4.873	7.405	5.008	6.71
Including	**8.551**	**10.243**	**8.737**	**3.66**
GXC-0012-0016-LHRC	0.728	9.047	0.893	13.72
GXC-0018-0019-LHRC	0.700	27.163	1.194	7.62
GXC-0029-0030-LHRC	0.492	6.895	0.617	11.73
GXC-0035-0037-LHRC	0.984	11.005	1.185	16.15
GXC-0047-0051-LHRC	0.394	6.472	0.512	28.65
GXC-0055-0058-LHRC	0.776	6.964	0.903	20.73
GXB-7439-7440-LHRC	0.530	62.158	1.660	12.19

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 04

Similar to the Spring Valley discovery, the gold-silver mineralization at the Lincoln Hill mine is associated with quartz and quartz-tourmaline veins, altered intrusives and local silicification of the wall rocks. The Lincoln Hill Mine mineralization appears to be controlled by the intersection of northeast-trending faults and a low-angle, northwest-trending dike swarm. The above geologic features are key components for a bulk-tonnage, gold and silver mineral deposit in the district.

The second bulk-tonnage gold and silver target is the Ridge Gold Anomaly. Detailed grid and outcrop rock sampling along the ridge located north of the Lincoln Hill mine indicates an east-west trending gold anomaly nested within a larger silver anomaly. The gold anomaly, ranging from 0.1 g/t Au to 5.7 g/t Au, extends 1,000-metres east-west and is up to 90-metres wide. This anomaly lies north of the Lincoln Hill Mine and appears to represent a major east-west mineralized trend open to the east. In the past the gold anomaly was tested with only three shallow vertical holes collared near the margin of the anomalous area.

The silver anomaly, ranging 2 g/t Ag to 380 g/t Ag, covers an area of 1,000-metres in length and is 35 to 300-metres in width. The anomaly was locally tested with shallow drilling and is open to the north, south and west. Detailed geologic and structural mapping, additional sampling, and drill testing of the gold and silver anomalies are planned.

Additional gold and silver target are located on the 100% owned Gold Ridge property which surrounds and is adjacent to the Lincoln Hill project. A 1.5-kilometre long structural zone has returned surface rock-chip gold anomalies. Additional mapping and sampling are planned as a follow up.

A 2000-metre drill program is planned to commence in summer at the project with results expected in the fall. The cost of the planned exploration program is $400,000.

The Company also reports that it has ended its business relationship with The Buick Group, an investor relations consultant.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Ms. Karen Robb, Manager Investor Relations
info@ryepatchgold.com Phone: 604-638-1588 Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 03

RYE PATCH GOLD RELEASES PROJECT PROGRAMS AND BUDGETS FOR 2008

Vancouver, British Columbia, February 28, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") is pleased to announce its plans, programs and budgets for 2008 on its Nevada gold project portfolio.

Rye Patch has budgeted expenditures totalling US$1.85 million for its **Wilco**, **Jessup**, **Lincoln Hill/Gold Ridge**, and **Keystone South** projects. The four projects cover a total of 30 square miles (78 square kilometers) within some of the best exploration trends in Nevada. The majority of the work will be directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. Work on Lincoln Hill/Gold Ridge and Keystone South will be directed toward advancing and refining drill targets to a drill-ready stage.

At Wilco, the Company is earning 100% interest in the project from Newmont Mining Corporation. A gold resource update for the Willard and Colado resource areas is scheduled for completion by the end of the second quarter and an increase in the gold resources (announced on September 6, 2007) is anticipated.

The Company plans to spend US$750,000 on a phase-2, 8,000-metre drill program to expand the Section Line discovery zone. The geologic model indicates two sub-parallel zones that localize gold along an east-west structural corridor that are open to the west and south. The gold grades along the structural corridor are elevated indicating it may be a potential feeder zone to the flat, bulk-tonnage zones. The drill campaign will target expansion potential along the east-west structural corridor as well as link the Section Line gold with the newly identified Area 46 zone located 1.6 kilometres to the west. If the two zones are connected, the potential in the Section Line to Area 46 zones could be substantial.

The drill program will also address targets not drilled in 2007. A similar east-west corridor exists to the north of the Section Line discovery at the location of the historic Willard Mine. East-west veins at surface were exploited at the turn of the 20th century. These historic workings followed east-west oriented vein structures for gold. The zone is structurally identical to the Section Line discovery area and could yield additional gold resources for the Wilco project.

The Wilco drilling program is scheduled to start in late spring with initial drill results expected in the fall of 2008.

Geologic mapping and sampling activities at the Company's 100%-owned **Jessup** project are continuing. This winter, a detailed review of the past drilling and a structural analysis of the core and surface region pinpointed structural controls to mineralization. These controls are open along northwest and northeast oriented faults cutting the volcanic host lithologies. The resource areas show zones of open mineralization which have not yet been drilled, as well as several new zones.

The Company is planning a 3,000-metre drill program to address these new targets which will potentially expand and connect the known gold resource areas. The program is envisioned to start in mid-summer with results expected in the fall of 2008. The exploration program is budgeted at US$550,000.

At the recently acquired 100%-controlled **Lincoln Hill** project, the Company is compiling historic geologic and gold/silver assay data. This project together with the adjacent and connected, 100%-owned **Gold Ridge** project has the potential for a bulk-tonnage style gold/silver deposit similar to Midway Gold's Spring Valley discovery 3 kilometres to the northeast. The property hosts potential for a

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 03

bulk-tonnage Au-Ag system adjacent to the mapped tourmaline-andalusite breccia carapace outcroppings. Historic workings within the prominent Lincoln Hill mountain have produced high-grade gold and silver values along mapped northeast and northwest structural controls. Mapping and sampling will focus on the high grade structures and a 2,000-metre drill program is planned to commence in late summer with results expected in the fall. The cost of the total exploration program is US$400,000.

The Company is earning a 60% interest in the **Keystone South** project from Barrick Gold. The geologic team is compiling known information and will start field work this spring. The Keystone South project represents an early stage property within one of Nevada's premier gold belts – the Cortez Trend. Barrick Gold has consolidated the Cortez district located immediately to the north of the project. The crown jewel of the Cortez area is the Cortez Hills deposit which hosts a multi-million ounce gold deposit. The Cortez gold trend is geologically and structurally similar to the better-known 100 million ounce of gold Carlin trend. Past exploration within the Cortez trend has taken a back seat to exploration advancements and expenditures seen on the Carlin trend but is thought to have similar potential. The geologic features believed to be beneath the Keystone South project are considered by the Company to make this a great exploration opportunity. A budget of US$150,000 is planned to define drill targets on the project to be followed up with drilling.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Ms. Karen Robb, Manager Investor Relations

info@ryepatchgold.com Phone: 604-638-1588 Fax: 604-638-1589

Rye Patch GOLD CORP. RECEIVED

2008 MAY 21 P 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

No. 08 - 02

RYE PATCH GOLD OPTIONS CORTEZ TREND GOLD PLAY FROM BARRICK

Vancouver, British Columbia, February 6th, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") announces that it has executed an exploration option agreement (the "Option Agreement") with Barrick Gold Exploration Inc. ("Barrick") in respect of the Keystone South property located south of the Cortez Joint Venture within the Cortez Gold Trend.

The Keystone South property is located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. The Property consists of 207 unpatented lode claims covering 6.5 square miles, and contains key features that are known to control and localize gold along this major Nevada gold belt. These features include being along the margin of the Tonkin Springs lower plate window and at the edge of the Eocene-age Keystone intrusive body, and along trend of the regional Cortez trend anticline which is believed to pass beneath the project. In addition, the younger pediment cover rocks on the property are paramount for the formation and preservation of oxide gold. The presence of these geologic features makes the project ideal for a Carlin-style gold discovery.

"Our geologic team is intimately familiar with the gold controls at the Cortez Hills and Pipeline deposits since the group worked within and for the Cortez Joint Venture on these deposits when Placer Dome was the operator. The geologic team is very excited by this new acquisition in prime gold country, and Rye Patch will apply its Cortez experience and knowledge toward the discovery of a new gold deposit on the Keystone South project. The Cortez trend is a significantly under-developed gold trend in Nevada which begs the question of whether this feature is similar to the Carlin trend and contains potential for 100-million ounces of gold. The target size potential of the Keystone South property is why this ground is worth the test", said William C. (Bill) Howald, CEO and President.

Pursuant to the Option Agreement, Rye Patch may acquire a 60% interest in the Property by incurring minimum exploration expenditures totalling US$1million over four years. Rye Patch is obligated under the Option Agreement to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. Upon Rye Patch exercising the option, Barrick may elect to enter into a joint venture with Rye Patch pursuant to which Barrick's interest in respect of the Property will be 40% (and Rye Patch's 60%), or otherwise elect not to enter into a joint venture with Rye Patch, in which case, Barrick will divest all of its interest in the Property to Rye Patch in return for a 2% net smelter return royalty. The Agreement does not contain a back-in clause.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 02

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Ms. Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Mr. Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 01

RYE PATCH GOLD DRILLS 176 FEET OF 0.030 OPT GOLD AT WILCO DISCOVERY

Vancouver, British Columbia, January 9, 2008 - Rye Patch Gold Corp. (TSX-V: RPM and RPM.WT) ("Rye Patch Gold" or the "Company") announces gold assay results for core holes WRC-001 to WRC-004 from the Company's phase-one core drilling program completed on the Wilco project.

The Company completed 4 core holes totalling 3,002 feet (915 metres) on the Wilco project in Pershing County, Nevada. A proposed fifth core hole was not completed. The drilling focused in the Section Line Discovery, and Table 1 summarizes drill results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres). All core holes were drilled at an angle to intersect potentially mineralized structural zones, and all holes were directionally surveyed.

TABLE 1: WILCO PROJECT: 2007 CORE DRILLING PROGRAM (WRC-001 to WRC-004)

Drillhole	Target Area	Au oz/ton	Hole Interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WRC-001	Section Line	0.045	41.5	229.0	270.5		1.54	12.6	69.8	82.4	
Including		**0.156**	**9.0**	**233.0**	**242.0**	704.0	**5.35**	**2.7**	**71.0**	**73.8**	214.6
WRC-001	Section Line	0.015	34.5	598.0	632.5		0.51	10.5	182.3	192.8	
WRC-002	Section Line	0.012	50.0	199.0	249.0		0.41	15.2	60.7	75.9	
WRC-002	Section Line	0.024	6.5	447.5	454.0	733.5	0.82	2.0	136.4	138.4	223.6
WRC-002	Section Line	0.036	35.0	556.0	591.0		1.23	10.7	169.5	180.1	
WRC-003	Section Line	0.030	33.5	201.5	235.0	685.0	1.03	10.2	61.4	71.6	208.8
WRC-003	Section Line	0.036	16.0	574.0	590.0		1.23	4.9	175.0	179.8	
WRC-004	Section Line	0.015	15.0	222.0	237.0		0.51	4.6	67.7	72.2	
WRC-004	Section Line	0.011	29.0	302.0	331.0		0.38	8.8	92.0	100.9	
WRC-004	Section Line	0.030	176.0	536.0	712.0	879.0	1.03	53.6	163.4	217.0	268.0
Including		**0.040**	**76.0**	**536.0**	**612.0**		**1.37**	**23.2**	**163.4**	**186.5**	
Including		**0.107**	**16.0**	**536.0**	**552.0**		**3.67**	**4.9**	**163.4**	**168.2**	

Core hole WRC-004 was drilled to intersect a potential east-west oriented "feeder" zone in the Willard mine area. This drillhole extended the mineralized zone encountered in RC drillholes (WR-004 and WR-028) to the north. This hole encountered the most intense alteration found to date at Willard, and the mineralized interval is almost twice as thick as drilled in the RC drillholes to the south. This mineralization is still open to the north, and along a high-angle east-west oriented structural corridor.

Core hole WRC-001 was drilled about 200 feet (61 metres) to the south of RC drillhole WR-003 and extended the mineralized zones intercepted, and this mineralization is still open to the south. Core hole WRC-002 was drilled between WR-005 and WR-043, located about 360 feet (110 metres) apart, and established the continuity of the mineralized zones encountered in those holes. Core hole WRC-003 was drilled 200 feet (61 metres) south of RC drillhole WR-002 and extended the mineralized zones intersected. This mineralization is still open to the south.

The core drilling confirmed the continuity of mineralization between RC drillholes and extended the mineralization to the north and south, and opens up the possibility of a high-grade feeder zone along the newly defined east-west structural trend. At the end of the drilling program, the Section Line Discovery remains open to the north, south and west.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 01

The core holes presented in the table intersected several intervals of low-grade gold mineralization greater than 0.005 opt (0.17 g/t) gold. These intervals did not meet the rigorous cutoff criteria used to define the results table, but show significant thicknesses of low-grade gold material. As an example, using a 0.005 opt (0.17 g/t) gold cut off, core hole WRC-004 intersected 221 feet of 0.025 opt (67 metres of 0.9 g/t) gold from 517 feet to 738 feet (158 metres to 225 metres).

All new RC and core drill information will be incorporated in to an updated 43-101 resource estimate for the Wilco project which will be completed in the first quarter of 2008. A second phase drill program is planned for 2008. Gold assay results from all 48 reverse circulation drillholes (WR-001 to WR-048) were summarized in a press release dated November 29, 2007.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program.

ALS Chemex performed all analytical testing using industry-standard analytical techniques. Gold was analyzed using fire assay on a 30-gram sample with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. Each Rye Patch Gold share is backed by a portion of gold ounces that represent a tangible link to gold price, and a store of value for our investors. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 14

RYE PATCH GOLD COMPLETES JESSUP RESOURCE ESTIMATE

Vancouver, British Columbia, December 11, 2007 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch Gold" or the "Company") announces the completion of the resource estimate on its 100% owned Jessup project located in Churchill County, Nevada.

Mine Development Associates (MDA) of Reno, Nevada completed the resource estimate. The following table summarizes the results of the resource estimate.

Table 1: Jessup Undiluted Resource Tabulation

Cut off (oz Au/ t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold and Gold Equivalent Ounces	Class
Variable	5,423,000	0.022	120,000	0.31	1,655,000	**154,000**	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	**27,000**	Inferred

The above tabulated resource is based on a gold grade cutoff of 0.01 oz Au/t for oxide, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidized mineralization. The gold equivalent portion of the resource was calculated using gold ounces plus silver ounces divided by 50 (Gold and Gold Equivalent Ounces = gold ounces + silver ounces/50). Metallurgical recoveries from the oxide and mixed material show that they are over 70% while the recovery from one unoxidized sample produced a poor result (12% Au recovery).

The estimate corroborates historic resource estimates on the project and provides evidence for upside potential along newly identified structural and lithologic gold controls. One such geologic gold control is the occurrence of gold associated rhyolite volcanic domes. The margin of the northwest trending dome complex has not been tested and opens up a new geologic interpretation for gold traps on the project. Another structural control is the presence of high-grade gold (>5g/t) along northeast striking vein sets. Rye Patch has identified and sampled two of these vein zones that have returned multiple high-grade gold assays.

"Since our IPO (approx. 120-days ago), Rye Patch Gold has completed a major (10,000 metre) drill program, acquired the Jessup resource project, updated the Wilco project gold resource, and has finished the resource estimate on the Jessup project. I am proud and please to point out that the Company has completed everything it said it would do in 2007, and I believe Rye Patch is well positioned to achieve even greater success in 2008. Our plans to complete an update on the Wilco resource is on schedule for Q1 2008 and drilling is planned for Wilco, Jessup and Goldridge/Lincoln Hill starting in late spring. In addition, the Company will continue to seek gold opportunities that create shareholder value and leverage the gold price", *beamed William C. (Bill) Howald, the Company's CEO and President.*

The reported gold resource estimate is based on 3-D geologic models that incorporated over 17,000 individual gold and silver assays from 290 drillholes and 36 trenches totalling 106,935 feet. MDA constructed cross sections, spaced 50 to 100 feet apart through the entire resource area and surroundings. Drillhole information, including host lithology, oxidation state, alteration, and gold and

silver values, along with the digital topography, was plotted on the cross sections and a 3-D geologic model was constructed.

MDA classified the Jessup resources by a combination of distance to the nearest sample and the number of samples used to estimate a block. The block model was constructed with blocks measuring 25 feet by 25 feet by 20 feet (high). Estimation used partial blocks based on long section interpretations to simulate vertical dilution if mined on 20-foot high benches.

The foregoing Jessup resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA. The 43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com within 45 days of this release.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914
Fax: 604-638-1589

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 13

RYE PATCH GOLD ANNOUNCES EXCHANGE APPROVAL FOR ACQUISITION OF LINCOLN HILL PROPERTY, NEVADA

Vancouver, British Columbia – December 04, 2007 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that the TSX Venture Exchange has approved Rye Patch Gold's acquisition, by way of lease, of the Lincoln Hill area claims located in Pershing County, Nevada (the "Lincoln Hill Property"), as previously announced in Rye Patch Gold's November 19, 2007 news release.

During the term of the lease, Rye Patch Gold is to pay to Mountain Gold Exploration, Inc. and Lane Griffin, the lessors of the Lincoln Hill Property, advance royalties (to be credited toward the lessors' 4% net smelter returns royalty) by way of cash and common shares of Rye Patch Gold (the "Shares"). Accordingly, the Shares are to be issued to the lessors as follows:

(a) 100,000 Shares upon receipt of stock exchange approval (issued);
(b) 100,000 Shares by November 7, 2008;
(c) 100,000 Shares by November 7, 2009;
(d) 150,000 Shares by November 7, 2010;
(e) 150,000 Shares by November 7, 2011; and
(f) 150,000 Shares by November 7, 2012.

The Shares will have a hold period of four months commencing from the date of their issuance.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT.
For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 07 - 13

RYE PATCH GOLD ANNOUNCES EXCHANGE APPROVAL FOR ACQUISITION OF LINCOLN HILL PROPERTY, NEVADA

Vancouver, British Columbia – December 04, 2007 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that the TSX Venture Exchange has approved Rye Patch Gold's acquisition, by way of lease, of the Lincoln Hill area claims located in Pershing County, Nevada (the "Lincoln Hill Property"), as previously announced in Rye Patch Gold's November 19, 2007 news release.

During the term of the lease, Rye Patch Gold is to pay to Mountain Gold Exploration, Inc. and Lane Griffin, the lessors of the Lincoln Hill Property, advance royalties (to be credited toward the lessors' 4% net smelter returns royalty) by way of cash and common shares of Rye Patch Gold (the "Shares"). Accordingly, the Shares are to be issued to the lessors as follows:

(a) 100,000 Shares upon receipt of stock exchange approval (issued);
(b) 100,000 Shares by November 7, 2008;
(c) 100,000 Shares by November 7, 2009;
(d) 150,000 Shares by November 7, 2010;
(e) 150,000 Shares by November 7, 2011; and
(f) 150,000 Shares by November 7, 2012.

The Shares will have a hold period of four months commencing from the date of their issuance.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT.
For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP

NEWS RELEASE
No. 07 - 12

RYE PATCH GOLD DRILLS 22.9 METRES OF 1.37 G/T GOLD AT SECTION LINE DISCOVERY

Vancouver, British Columbia, November 29, 2007 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch Gold" or the "Company") is pleased to report the remaining gold assay results for drillholes WR-030 to WR-048 from the Company's phase-one reverse circulation drilling program completed on the Wilco project.

Between July and October, the Company completed 48 reverse circulation drillholes totaling 30,545 feet (9,310 metres), and 4 core holes totaling 3,002 feet (915 metres) on the Wilco project in Pershing County, Nevada. The drilling was completed in five target areas - Willard Hill, South Pit, Section Line, Colado, and Area 46. Table 1 summarizes drill results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres).

TABLE 1: WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-030 to WR-048)

Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-030	Willard Hill	0.012	135	180	315	485	0.41	41.15	54.86	96.01	147.8
WR-031	South Pit	0.015	10	140	150		0.51	3.05	42.67	45.72	
WR-031	South Pit	0.017	45	180	225		0.58	13.72	54.86	68.58	
WR-031	South Pit	0.021	15	390	405	545	0.72	4.57	118.87	123.44	166.1
WR-032	Section Line	0.014	45	315	360		0.48	13.7	96.0	109.7	
WR-032	Section Line	0.015	40	445	485		0.51	12.2	135.6	147.8	
WR-032	Section Line	0.018	85	500	585	650	0.62	25.9	152.4	178.3	198.1
WR-033	South Pit	0.016	20	170	190		0.55	6.1	51.8	57.9	
WR-033	South Pit	0.013	25	270	295		0.45	7.6	82.3	89.9	
WR-033	South Pit	0.015	15	425	455		0.51	9.1	129.5	138.7	
WR-033	South Pit	0.054	15	530	545		1.85	4.6	161.5	166.1	
Including		0.125	5	530	535	605	4.29	1.5	161.5	163.1	184.4
WR-034	Section Line	NSV				675	NSV				205.7
WR-035	Colado	0.016	15	100	115		0.55	4.6	30.5	35.1	
WR-035	Colado	0.028	20	270	290	500	0.96	6.1	82.3	88.4	152.4
WR-036	Colado	0.038	10	215	225		1.30	3.0	65.5	68.6	
WR-036	Colado	0.012	20	310	330		0.41	6.1	94.5	100.6	
WR-036	Colado	0.012	40	370	410	500	0.41	12.2	112.8	125.0	152.4
WR-037	Colado	0.012	20	70	90		0.41	6.1	21.3	27.4	
WR-037	Colado	0.015	10	145	155		0.51	3.0	44.2	47.2	
WR-037	Colado	0.011	10	175	185	485	0.38	3.0	53.3	56.4	147.8
WR-038	Colado	0.012	10	160	170		0.41	3.0	48.8	51.8	
WR-038	Colado	0.011	25	180	205		0.38	7.6	54.9	62.5	
WR-038	Colado	0.014	70	240	310		0.48	21.3	73.2	94.5	
WR-038	Colado	0.015	20	340	360	565	0.51	6.1	103.6	109.7	172.2
WR-039	Colado	0.014	55	55	110		0.48	16.8	16.8	33.5	
WR-039	Colado	0.012	10	155	165		0.41	3.0	47.2	50.3	
WR-039	Colado	0.018	50	230	280		0.62	15.2	70.1	85.3	
WR-039	Colado	0.015	10	410	420	555	0.51	3.0	125.0	128.0	169.2
WR-040	Colado	0.011	20	65	85		0.38	6.1	19.8	25.9	
WR-040	Colado	0.015	15	130	145		0.51	4.6	39.6	44.2	
WR-040	Colado	0.052	75	230	305		1.78	22.9	70.1	93.0	
Including		0.144	10	275	285		4.94	3.0	83.8	86.9	
WR-040	Colado	0.015	10	360	370	545	0.51	3.0	109.7	112.8	166.1

NSV = No Significant Values

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 12

TABLE 1: WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-030 to WR-048)											
Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-041	Section Line	0.031	60	670	730		1.06	18.3	204.2	222.5	
WR-041	Section Line	0.040	75	775	850		1.37	22.9	236.2	259.1	
Including		0.126	15	780	795	1,000	4.32	4.6	237.7	242.3	304.8
WR-042	Section Line	0.026	100	280	380		0.89	30.5	85.3	115.8	
WR-042	Section Line	0.103	5	360	365		3.53	1.5	109.7	111.3	
Wr-042	Section Line	0.026	85	645	730	750	0.89	25.9	196.6	222.5	228.6
WR-043	Section Line	0.015	10	215	225		0.51	3.0	65.5	68.6	
WR-043	Section Line	0.011	10	270	280		0.38	3.0	82.3	85.3	
WR-043	Section Line	0.025	35	385	420		0.86	10.7	117.3	128.0	
WR-043	Section Line	0.037	40	570	610	750	1.27	12.2	173.7	185.9	228.6
WR-044	Section Line	0.011	20	220	240		0.38	6.1	67.1	73.2	
WR-044	Section Line	0.053	45	525	570		1.82	13.7	160.0	173.7	
Including		0.100	5	545	550	850	3.43	1.5	166.1	167.6	259.1
WR-045	Area 46	NSV				600	NSV				182.9
WR-046	Area 46	0.014	65	265	330		0.48	19.8	80.8	100.6	
WR-046	Area 46	0.014	65	345	410	645	0.48	19.8	105.2	125.0	196.6
WR-047	Area 46	NSV				550	NSV				167.6
WR-048	Area 46	0.033	10	305	315	600	1.13	3.0	93.0	96.0	182.9

NSV = No Significant Values

"Our drilling confirms the Section Line trend is still open to the west and south, and drilling shows there is continuity between gold beneath the E-W Draw pit and the Section Line discovery area. The westerly trending gold zone appears to head toward Area 46 located 1.2 kilometres from the Section Line target. With the flat-lying geometry of the gold mineralization, the Section Line discovery should add significant new gold ounces to the Wilco project resource. The geologic team is finishing the logging and sampling of the recently completed core program which shows our geologic model is predictive."

"In addition, the Company continues to add gold ounces to its account through discovery within its gold project portfolio and acquisition of new gold project opportunities. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price," stated William C. (Bill) Howald, CEO and President.

Using a 0.01 opt (0.34g/t) cutoff for interval 10 feet (3 metres) or greater, 83% of the reverse circulation drillholes (WR-001 to WR-048) intersected gold mineralization. From a total footage of 30,545 feet (9,310 metres), 3,345 feet (1,020 metres) equaling 10.95% of the drilled footage was above 0.01 opt (0.34g/t) gold.

Drillholes WR-030, WR-031 and WR-033 extend the upper mineralized zone 300 to 500 feet (92 to 152 metres) to the west, north and east respectively. Drillhole WR-034 was lost before intersecting the structural target, but intercepted 200 feet of 0.006 opt (61 metres of 0.21 g/t) gold in the footwall zone of the suspected structure.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 12

Drillhole WR-032 was completed between the Willard Hill and the Section Line target areas, and successfully established the continuity of the mineralization in these two areas which is associated with relatively flat, low-angle structures and favorable lithologies that extend across this portion of the Willard property. The lower structural zone, which hosts the Section Line discovery, was intersected at about 430 feet (131 metres) vertical depth, and contains 85 feet of 0.018 opt (26 metres of 0.62 g/t) gold.

Reverse circulation drillholes WR-041, WR-042, WR-043 and WR-044 successfully extended the Section Line mineralization between 200 feet and 500 feet (61 and 152 metres) toward the west. At the end of this drilling program, the Section Line mineralization remains open toward the west, south and east.

Drillholes WR-035 through WR-040 were completed within the Colado gold resource area. Although the lower grade mineralization was confirmed and extended, only drillhole WR-40 intersected higher grade gold mineralization: 10 feet of 0.144 opt (3 metres of 4.94 g/t), at about 238 feet (72.5 metres) below the surface. Two of four holes, WR-045 through WR-048, designed to test the extension of the Colado resource area, intersected gold mineralization in a new target now designated Area 46, which deserves further drill testing. The Area 46 target is 1.2 kilometres west of the Section Line discovery along the east-west Willard mineralized gold trend.

The drillholes presented in the table intersected intervals of low-grade gold mineralization greater than 0.005 opt (0.17 g/t). These intervals did not meet the rigorous cutoff criteria used to define the results table, but show significant thicknesses of low-grade gold material. As an example, drillhole WR-38 intersected 270 feet of 0.013 opt (82.3 metres of 0.45 g/t) from 315 feet to 585 feet (96 metres to 178.3 metres).

All 2007 drill assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. This update is anticipated in the 1st quarter of 2008. Upon completion of the resource update, the company will initiate a phase 2 drilling program in Q2.

Gold assay results from reverse circulation drillholes WR-01 to WR-13 were released on September 24, 2007 in press release 07-07 and drillholes WR-14 to WR-29 were reported on October 17, 2007 in press release 07-09.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program.

ALS Chemex performed all analytical testing using industry-standard analytical techniques. Gold was analyzed using fire assay on a 30-gram sample with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 12

located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch RECEIVED
GOLD CORP.

2008 MAY 21 P 2:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

No. 07 - 11

RYE PATCH GOLD ACQUIRES RIGHTS TO LINCOLN HILL PROPERTY, NEVADA AND CONSOLIDATES GOLDRIDGE PROPERTY HOLDINGS

Vancouver, British Columbia, November 19, 2007 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch Gold" or the "Company") is pleased to announce that it has entered into a letter agreement ("Letter Agreement") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin ("Lane") (collectively, the "Lessors") for the lease of certain properties and mineral rights owned or controlled by MGE and Lane located in the Lincoln Hill area of Pershing County, Nevada (the "Property"). The Property is comprised of 1 patented lode claim and 34 unpatented mining claims encompassing a total of 718 acres, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an option to purchase (the "Underlying Option Agreement") between MGE and the underlying claim owners. The lease will be for a term of 20 years, renewable on certain conditions.

"The Lincoln Hill property consolidates our land position within the Goldridge project to 3,276 acres, and securely positions the Company along the Spring Valley gold trend. The Lincoln Hill breccia is along strike of the Midway's discovery area at Spring Valley and Limerick basin, and the style of mineralization observed on the Lincoln Hill property suggests a buried porphyry and near surface diatreme gold system. The significance of this style of mineralization is the potential for a large, bulk-minable gold deposit. Field exploration work will be expedited to bring the project to a drill ready phase by next summer."

"It is interesting to note that a portion of the gold mined from the underground workings was sold as specimen gold thus confirming the high-grade potential in the area", commented William C. (Bill) Howald, CEO and President.

The Lessors will retain a 4% net smelter returns on the Property, 25% (or 1% NSR) of which Rye Patch Gold may purchase for US$1 million during the first 7 years of the lease and another 25% (an additional 1% NSR) which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine andalusite, dumortierite and industrial minerals on the Property.

Rye Patch Gold is to pay the Lessors advance royalties (to be credited towards the Lessors' NSR) by way of cash and common shares of Rye Patch Gold as follows: 100,000 shares upon receipt of stock exchange approval; US$60,000 and 100,000 shares by November 2008; US$65,000 and 100,000 shares by November 2009; US$70,000 and 150,000 shares by November 2010; US$75,000 and 150,000 shares by November 2011; US$80,000 and 150,000 shares by November 2012; and US$80,000 for each year thereafter.

In addition, Rye Patch Gold has agreed to undertake the following minimum exploration expenditures on the Property: US$100,000 by November 2008; US$200,000 by November 2009; US$300,000 by November 2010; US$500,000 by November 2011; and US$1,000,000 by November 2012.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 11

During the term of the lease, Rye Patch Gold will assume and perform the obligations of MGE under the Underlying Option Agreement, which include making remaining payments of US$5,346 in order to fully exercise the option.

Rye Patch Gold and the Lessors are committed to executing a definitive agreement governing the lease of the Property by January 31, 2008.

The lease of the Property and the issuance of Rye Patch Gold shares pursuant thereto are subject to the approval of the TSX Venture Exchange.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. Each Rye Patch Gold share is backed by a portion of gold ounces that represent a tangible link to gold price, and a store of value for our investors. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 10

RYE PATCH GOLD HIRES MANAGER OF INVESTOR RELATIONS

Vancouver, British Columbia – October 22, 2007 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that it has employed Karen Robb as Manager of Investor Relations. The employment is for a one-year term and Ms. Robb will be paid a salary of $32,500. Ms. Robb will be responsible for marketing and shareholder communications, promotional materials, mining conferences, website management and all other tasks relating to the promotion of the Company. The Company has agreed to grant Ms. Robb a stock option to purchase up to 50,000 common shares of the Company at an exercise price of $0.45 per share with an 18 month vesting period for a period of 5 years. Other than stock options, Ms. Robb does not own any securities of the Company, nor does she have any direct or indirect interest in the Company.

The Company also announces the grant of 395,000 stock options to directors, consultants and employees of the company at a price of $ 0.45 per share with an 18 month vesting period and 5 year expiry according to the terms of the Company's Stock Option Plan.

The grant of the aforementioned stock options is subject to the approval of the TSX Venture Exchange.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 09

RYE PATCH GOLD EXPANDS SECTION LINE DISCOVERY ON WILCO PROJECT

Vancouver, British Columbia, October 17, 2007 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch Gold" or the "Company") is pleased to report gold assay results for drillholes WR-014 to WR-029 from the Company's phase-one drilling program completed this summer on the Wilco project. Gold assay results from reverse circulation drillholes WR-001 to WR-013 were released on September 24, 2007, in press release 07-07.

Starting mid-July and ending in September, forty-eight reverse circulation drillholes were completed on the Wilco project totalling 30,520 feet (9,305 metres). The majority of the drilling, 38 drillholes, was completed in the Willard resource area in four target zones – E-W Draw, Willard Hill, South Area and Section Line. Table 1 summarizes drill interval results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres), for Willard Hill, E-W Draw, and additional drillholes completed in the new discovery in the Section Line target area.

TABLE 1: WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-014 to WR-029)

Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/t	Hole interval metres	From metres	To metres	TD (metres)
WR-014	Willard Hill	0.014	50	0	50	685	0.48	15.2	0.0	15.2	208.8
WR-015	Willard Hill	0.010	10	0	10	385	0.34	3.0	0.0	3.0	117.3
WR-015	Willard Hill	0.016	25	25	50		0.54	7.6	7.6	15.2	
WR-015	Willard Hill	0.025	10	360	370		0.86	3.0	109.7	112.8	
WR-016	Willard Hill	NSV				750	NSV				228.6
WR-017	Willard Hill	0.010	10	10	20	600	0.36	3.0	3.0	6.1	182.9
WR-017	Willard Hill	0.036	10	110	120		1.23	3.0	33.5	36.6	
WR-018	Willard Hill	0.016	10	80	90	735	0.53	3.0	24.4	27.4	224.0
WR-019	Willard Hill	0.014	15	85	100	600	0.50	4.6	25.9	30.5	182.9
WR-020	Willard Hill	0.011	15	25	40	450	0.38	4.6	7.6	12.2	137.2
WR-020	Willard Hill	0.015	45	90	135		0.51	13.7	27.4	41.1	
WR-021	Willard Hill	0.010	10	120	130	1345	0.34	3.0	36.6	39.6	410.0
WR-021	Willard Hill	0.017	10	335	345		0.58	3.0	102.1	105.2	
WR-021	Willard Hill	0.024	15	400	415		0.82	4.6	121.9	126.5	
WR-022	Willard Hill	0.022	15	125	140	645	0.75	4.6	38.1	42.7	196.6
WR-022	Willard Hill	0.015	65	265	330		0.51	19.8	80.8	100.6	
WR-023	Section Line	0.021	65	500	565	645	0.70	19.8	152.4	172.2	196.6
WR-024	Section Line	0.027	10	215	225	645	0.93	3.0	65.5	68.6	196.6
WR-024	Section Line	0.116	10	245	255		3.98	3.0	74.7	77.7	
WR-024	Section Line	0.012	15	580	595		0.41	4.6	176.8	181.4	
WR-025	E-W Draw	NSV				905	NSV				275.8
WR-026	E-W Draw	0.014	35	280	315	605	0.48	10.7	85.3	96.0	184.4
WR-027	E-W Draw	NSV				900	NSV				274.3
WR-028	Section Line	0.011	30	305	335	700	0.38	9.1	93.0	102.1	213.4
WR-028	Section Line	0.029	20	410	430		0.99	6.1	125.0	131.1	
WR-028	Section Line	0.018	105	565	670		0.62	32.0	172.2	204.2	
WR-029	Section Line	0.015	30	540	570	650	0.51	9.1	164.6	173.7	198.1

NSV = No Significant Values

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 09

Drillholes WR-014 to WR-022 were completed in the Willard Hill target area where most of the previous mining activity took place. The shallow oxide gold mineralization intercepted in this area is localized within fractured to brecciated siltstone above the structural contact with an underlying claystone lithology. This zone is the surface exposure and correlative with the newly discovered mineralized zone at the Section Line target. No significant mineralization was found in the underlying claystone.

Drillholes WR-025 and WR-027 were drilled north and west of the E-W Draw pit to test for an extension of the gold zone intercepted by drillholes located within the E-W Draw pit. Neither hole returned significant mineralization. Geologic information from these holes suggests the existence of an E-W fault separating WR-025 and WR-027 from the E-W Draw gold zone.

Drillholes WR-023, WR-024, WR-028 and WR-029 were completed in the Section Line target area and extend the newly discovered mineralization to the north, south and east. Results from the drillholes designed to extend the gold zone to the west are pending. Drillhole WR-28 shows an increasing thickness of the gold zone to the north. Follow up of these encouraging results is underway with a core hole designed to extend the gold mineralization to the north, give a better understanding of the host lithology and structure, and test for a possible feeder zone.

The drillholes presented in the table intersected intervals of low-grade gold mineralization greater than 0.005 opt (0.17 g/t). These intervals did not meet the rigorous cutoff criteria used to define the results table, but show significant thicknesses of low-grade gold material. As an example, drillhole WR-028 intersected 155 feet of 0.008 opt (47.2 metres of 0.27 g/t) oxidized mineralization from 205 feet to 360 feet (62.5 metres to 110 metres).

All but five of the forty-eight reverse circulation drillholes were directionally surveyed. The majority of the holes were drilled at an angle to intersect potentially high-grade structural zones.

William C. (Bill) Howald, CEO and President stated, *"I am thrilled with the results that we have received to date from the Wilco project. The Sectional Line discovery is certainly expanding and gaining significance for the project, while the geologic correlation of the lower zone with areas mined in the Willard pits could have a profound effect. Previous operators did not test this zone so the potential below the older, shallow drillholes could be significant. In addition, the Section Line drill intercepts may increase the Wilco oxide resource at Willard. Since this potentially oxidized zone appears to correlate with the near-surface gold zone at Willard Hill, the geometry of the new discovery zone could be amenable to an open-pit mining configuration."*

Drilling at Wilco is continuing, with one Major Drill core rig on a 3,000 feet (914 metre) core program. Three of five core holes totalling 2,123 feet (647 metres) are complete and are being logged and prepped for gold analysis. The core program is scheduled for completion in late October with final assays anticipated in late November.

Gold assays from the remaining reverse circulation drillholes will be released as they become available within the next 4 weeks. All new assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. This update is anticipated in the 1st quarter of 2008.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 09

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Samples are transported from the Wilco project to the ALS Chemex sample preparation facility in Winnemucca, Nevada, by Chemex personnel. All analytical testing is performed utilizing industry standard analytical techniques. Gold was analyzed using fire assay on a 30-gram sample with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and has also acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch Gold Corp
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 08

RYE PATCH GOLD CORP. COMPLETES ACQUISITION OF THE JESSUP PROJECT, NEVADA FROM MIDWAY GOLD CORP.

Vancouver, British Columbia, October 3, 2007 - Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold", or the "Company") is pleased to announce that it has completed the acquisition of the Jessup project from Midway Gold Corp. ("Midway"), previously announced on August 21, 2007.

The Jessup project is located in the historic Jessup mining district in Churchill County, Nevada, and is comprised of 36 unpatented mining claims owned by Rye Patch Gold and one patented mining claim and 99 unpatented mining claims held by Rye Patch Gold under leases with the various claim owners.

Rye Patch has also expanded the size of the property by the staking of 73 new unpatented mining claims.

A resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton.

This estimate was not classified under any of the categories of measured, indicated and inferred resources under National Instrument 43-101 ("NI 43-101") and is considered a historical estimate under NI 43-101. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and Rye Patch Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in NI 43-101. Accordingly, Rye Patch Gold cautions that this historical estimate should not be relied upon.

In addition, recent rock chip sampling completed by Rye Patch's technical team has returned gold values from altered outcrops found on the property. Of the 34 samples taken, six returned values greater than 4 grams per ton and two returned values greater than 16 grams per ton.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

As consideration for Midway's sale of the Jessup project to Rye Patch Gold, the Company issued to Midway a total of 2,000,000 units ("Units") of the Company, each Unit comprising of one common share ("Share") of the Company and one-half of one non-transferable common share purchase warrant ("Warrant"), with each whole Warrant entitling Midway to purchase one common share of Rye Patch Gold for a period of 24 months from the closing date at an exercise price of Cdn.$1.00. The TSX Venture Exchange has approved the sale of the Jessup project to Rye Patch Gold.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 08

In addition to the TSX Venture Exchange's four month hold period, the Shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007 (the "Closing Date"), with 20% of the Shares to be released from such resale restrictions on the Closing Date and on the sixth, twelfth, eighteenth, and twenty-fourth month thereafter.

Rye Patch Gold has also reimbursed Midway for Midway's costs in connection with the Jessup project in the amount of US$246,367, which included advance royalty payments to underlying claim owners and claim maintenance fees.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 07

RYE PATCH GOLD CORP. DRILLS 21 METRES OF 2.74 G/T GOLD
NEW GOLD ZONE ON WILCO PROJECT DISCOVERED

Vancouver, British Columbia, September 24, 2007 - Rye Patch Gold Corp (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to report gold results received from the first thirteen drillholes of its phase-one drilling program on the Wilco project. From mid-July to mid-September, 48 reverse circulation drillholes were completed on the Wilco project totaling 30,520 feet (9,305 metres). The majority of the drilling, 38 drillholes, was completed in the Willard resource area. Table 1 summarizes drill interval results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres), for two of the Willard target zones - Section Line and East-West Draw.

TABLE 1: WILLARD RESOURCE AREA, 2007 DRILL PROGRAM

Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-01	Section Line	0.018	10	295	305		0.62	3.0	90.0	93.0	
WR-01	Section Line	0.016	10	325	335		0.56	3.0	99.1	102.1	
WR-01	Section Line	**0.016**	**25**	580	605		**0.56**	**7.6**	176.8	184.4	
WR-01	Section Line	0.024	10	645	655	745	0.82	3.0	196.6	199.6	227.1
WR-02	Section Line	**0.073**	**45**	225	270		**2.49**	**13.7**	68.6	82.3	
Including		**0.439**	**5**	225	230		**15.05**	**1.5**	68.6	70.1	
WR-02	Section Line	**0.017**	**35**	570	605	665	**0.58**	**10.7**	173.7	184.4	202.7
WR-03	Section Line	**0.080**	**70**	220	290		**2.74**	**21.3**	67.1	88.4	
Including		**0.318**	**10**	220	230		**10.90**	**3.0**	67.1	70.1	
WR-03	Section Line	**0.030**	**45**	565	610	665	**1.02**	**13.7**	172.2	185.9	202.7
WR-04	Section Line	**0.042**	**40**	320	360		**1.44**	**12.2**	97.5	109.7	
Including		**0.185**	**5**	320	325		**6.34**	**1.5**	97.5	99.1	
WR-04	Section Line	**0.020**	**80**	625	705	735	**0.68**	**24.4**	190.5	214.9	224.1
WR-05	Section Line	**0.017**	**80**	230	310		**0.58**	**24.4**	70.1	94.5	
WR-05	Section Line	**0.024**	**85**	600	685	750	**0.83**	**25.9**	182.9	208.8	228.7
WR-06	E-W Draw	0.015	15	105	120		0.50	4.6	32.0	36.6	
WR-06	E-W Draw	**0.016**	**75**	135	210	400	**0.54**	**22.9**	41.1	64.0	122.0
WR-07	E-W Draw	**0.031**	**80**	100	180		**1.05**	**24.4**	30.5	54.9	
Including		**0.103**	**5**	160	165	600	**3.53**	**1.5**	48.8	50.3	182.9
WR-08	E-W Draw	0.029	10	285	295	500	0.99	3.0	86.9	89.9	
WR-09	E-W Draw	0.028	15	165	180		0.96	4.6	50.3	54.9	
WR-09	E-W Draw	**0.043**	**50**	240	290	400	**1.46**	**15.2**	73.2	88.4	122.0
WR-10	E-W Draw	0.030	10	200	210		1.04	3.0	60.1	64.0	
WR-10	E-W Draw	0.010	20	220	240		0.35	6.1	67.1	73.2	
WR-10	E-W Draw	0.010	10	245	255		0.35	3.0	74.7	77.7	
WR-10	E-W Draw	**0.029**	**80**	285	365		**0.98**	**24.4**	86.9	111.3	
WR-10	E-W Draw	**0.021**	**30**	400	430	450	**0.71**	**9.1**	121.9	131.1	137.2
WR-11	E-W Draw	**NSV**	-	-	-	400	**NSV**	-	-	-	122.0
WR-12	E-W Draw	0.011	35	540	575	585	0.37	10.7	164.6	175.3	178.4
WR-13	E-W Draw	**0.019**	**30**	250	280	765	**0.65**	**9.1**	76.2	85.4	233.2

NSV = No Significant Values

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 07

Drillholes WR-01 to WR-05 were designed to confirm and extend known high-grade gold mineralization from past shallow drilling in the Section Line target area located 1,200 feet (400 metres) west of the previously mined Willard open pits. Geologic logging of drillhole WR-02 showed visible gold in the drill cuttings between 225 to 230 feet (68.6 to 70.1 metres) down the drillhole. Gold assay results for this interval confirm this.

In addition, deeper drilling in this area intercepted a second mineralized zone which was predicted by detailed geologic mapping and cross-sectional modeling. This new discovery is within a low-angle structural zone that potentially connects to gold encountered in the E-W Draw target area located 1,500 feet (500 metres) east. The gold bearing zone is open to the east, up dip, toward the previously mined Willard pits, and its north, west and south limits have not yet been determined. This zone suggests additional, significant upside within an area of approximately1,200 feet by 1,000 feet (400 metres by 300 metres).

The gold mineralization in the new zone is potentially oxidized based on the reddish color (hematite) of the altered and brecciated host rocks. The Company's drilling discovered this new oxidized zone beneath the historic shallow drillholes in the Willard resource area.

Drillholes WR-06 to WR-13 were designed to confirm and extend known gold mineralization from past shallow drilling in the E-W Draw Pit target area. These drillholes extended known mineralization between 100 and 200 feet (33 to 67 metres) toward the northeast, and the mineralization remains open in that direction.

The drillholes presented in the table intersected intervals of low-grade gold mineralization greater than 0.005 opt (0.17 g/t). These intervals did not meet the rigorous cutoff criteria used to define the results table, but show significant thicknesses of low-grade gold material. As an example, drillhole WR-11 intersected 80 feet of 0.006 opt (24 metres of 0.20 g/t), extending known mineralization from previous mining in the pit.

All but five of the reverse circulation drillholes were directionally surveyed. The majority of the holes were drilled at an angle to intersect potentially high-grade structural zones.

William C. (Bill) Howald, CEO and President remarked, *"These gold results demonstrate the Wilco project has potential for high-grade feeders and expansion of the Willard resource area. Once again, detailed geologic mapping and cross sectional modeling has proven to be the best method in understanding the Wilco project's resource areas. This demonstrated understanding will prove beneficial when stepping out to new target areas on the Wilco project."*

"The discovery of a new, potentially oxidized zone in the Willard area is extremely exciting for the project. This new zone appears to connect to a similar oxidized zone beneath the E-W Draw pit. If correct, the new zone could substantially increase the gold potential to the Willard area. I look forward to receiving the remainder of the pending gold assay results from our phase one drilling program, and I believe the results will continue to prove the predictive nature of our geologic model in the Willard and Colado target areas."

Drilling at Wilco is continuing, with one Major Drill core rig on a 3,000 feet (914 metre) core program. The first of five core holes is complete and is being logged and prepped for gold analysis. The five planned core holes will be distributed between the Colado and Willard resource areas. The core program is scheduled for completion in October.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 07

Gold assays from the remaining drillholes will be released as they become available over the next 4 to 6 weeks. All new assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. This update is anticipated in the 1st quarter of 2008.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling programs. In particular, a large suite of certified analytical standards will be part of every submittal to monitor analytical accuracy. Barren rock will be used to monitor background metal concentrations and sources of external contamination during sample preparation, while barren pulps will monitor analytical background. Duplicate splits of selected drill samples will measure laboratory precision, and randomization of the submittal at the drill site will help identify sources of systematic error. In sum, these QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Samples are transported from the Wilco project to the ALS Chemex sample preparation facility in Winnemucca, Nevada, by Chemex personnel. All analytical testing is performed utilizing industry standard analytical techniques. Gold was analyzed using fire assay on a 30-gram sample with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and has also acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 06

RYE PATCH GOLD CORP. DOUBLES WILCO GOLD RESOURCE

Vancouver, British Columbia, September 6, 2007 - Rye Patch Gold Corp (TSX-V: RPM) ("Rye Patch Gold" or the "Company") announces that Mine Development Associates (MDA) of Reno, Nevada have completed the Willard Mine area gold resource estimate which doubles the combined indicated and inferred Wilco property gold resource. The combined indicated resource of 8,640,000 tons grading 0.027 opt Au for 240,000 oz Au, and combined inferred resource estimate of 3,300,000 tons for 130,000 oz of Au grading 0.037 opt Au represents a 118% increase over the previously reported Colado resource (see June 21, 2007 prospectus). The Colado and Willard resource estimates use various cutoffs for oxide and sulfide gold content. A summary, by deposit area, is tabulated below:

Colado - Classified Resource Summary						
Cutoff	Indicated			Inferred		
oz Au/t	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au
0.005	39,810,000	0.012	480,000	17,270,000	0.009	160,000
0.010	18,850,000	0.018	340,000	6,360,000	0.014	90,000
0.015	7,680,000	0.027	210,000	1,340,000	0.023	30,000
0.020	4,810,000	0.034	160,000	670,000	0.030	20,000
variable*	**4,750,000**	**0.032**	**150,000**	**660,000**	**0.027**	**20,000**
0.025	3,350,000	0.039	130,000	400,000	0.035	10,000
0.030	2,350,000	0.044	100,000	240,000	0.040	10,000
0.035	1,680,000	0.048	80,000	150,000	0.045	7,000
0.040	1,210,000	0.053	60,000	100,000	0.050	5,000
0.045	880,000	0.057	50,000	60,000	0.054	3,000
0.050	590,000	0.061	40,000	40,000	0.061	2,000

* Reported resource; based on 0.015 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

Willard - Classified Resource Summary						
Cutoff	Indicated*			Inferred*		
oz Au/t	Tons	oz Au/t	oz Au	Tons	oz Au/t	oz Au
0.005	6,030,000	0.017	100,000	18,050,000	0.017	300,000
0.010	3,890,000	0.022	90,000	11,760,000	0.022	260,000
variable**	**3,890,000**	**0.022**	**90,000**	**2,640,000**	**0.040**	**110,000**
0.015	2,550,000	0.028	70,000	7,690,000	0.027	210,000
0.020	1,710,000	0.033	60,000	4,720,000	0.034	160,000
0.025	1,180,000	0.039	50,000	3,060,000	0.040	120,000
0.030	810,000	0.044	40,000	2,150,000	0.046	100,000
0.035	520,000	0.051	30,000	1,450,000	0.053	80,000
0.040	360,000	0.057	20,000	1,080,000	0.058	60,000
0.045	240,000	0.064	20,000	820,000	0.063	50,000
0.050	180,000	0.071	10,000	600,000	0.069	40,000

* All sulphide material classified as Inferred

** Reported resource; based on 0.01 oz Au/t cut-off for oxide material and 0.03 oz Au/t cut-off for sulphide material.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

The foregoing Colado and updated Willard resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA. The 43-101 updated Wilco project technical report will be posted on SEDAR at www.sedar.com on or before September 30, 2007.

It is important to note, the new resource estimate does **not** include data from Rye Patch Gold's on-going 2007 phase 1 drilling campaign. This drill program will be completed at the end of September with final results from the initial drillholes expected in mid-September.

"The Wilco project continues to show promising upside with this increase in gold resources. Our exploration plans continue to focus on identifying high-grade, gold-bearing structures; expanding the Colado and Willard gold resources; and making a new gold discovery on the Wilco project. The phase 1 drilling program is intersecting altered siltstone lithologies with quartz veined structural zones as predicted in our geologic model. At present, our assay results are pending, but I believe the gold results will continue to achieve our stated objectives on the Wilco project."

"In a short period of time, Rye Patch Gold has initiated a major (30,000 ft.) drill program, acquired a second resource based project - Jessup, and completed an update of the Wilco project gold resource. These achievements could not have been accomplished without our experienced, dedicated and resourceful geologic and support teams. All of these milestones lay the solid foundation and corner stones that support a value generating resource based company", stated William C. (Bill) Howald, the Company's CEO and President.

The reported gold resource estimates are based on 3-D geologic models that incorporated over 26,000 individual assays from 517 reverse circulation and 7 core drillholes – 346 reverse circulation and 4 core drillholes in Willard and 171 reverse circulation and 3 core drillholes in Colado. Block model grades were interpolated from ten-foot down-the-hole composites using ordinary kriging. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard.

MDA classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

Drilling on the Wilco project continues with one Eklund reverse circulation drill rig and one Major Drilling core drill. The assay results of the phase 1 Wilco drill program are pending at this time. When received the assay data will be incorporated into a year end resource update for the Colado and Willard resource areas. A Willard and .Colado resource update is anticipated in the 1st quarter of 2008.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

MDA is completing a 43-101 compliant technical report for the Jessup project. The technical report and revised resource estimate should be completed early in the 4th quarter of 2007.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and is responsible for reviewing the technical disclosure in this press release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and now has acquired the Jessup project in Churchill County, Nevada.

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Jon Ruby
The Buick Group
jruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

Rye Patch Gold Corp. (TSX-V: RPM)
#1740 – 1177 West Hastings Street,
Vancouver, British Columbia
Canada V6E 2K3
Tel: (604) 638-1588

Midway Gold Corp. (TSX-V: MDW)
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada V4B 1E6
Tel: (877) 475-3642

RYE PATCH GOLD CORP. ACQUIRING THE JESSUP PROJECT, NEVADA FROM MIDWAY GOLD CORP.

Vancouver, British Columbia, August 21, 2007 - Rye Patch Gold Corp. ("Rye Patch Gold") and Midway Gold Corp. ("Midway") are pleased to announce the following:

Rye Patch Gold has agreed to acquire all of Midway's right, title and interest in the Jessup project located in Churchill County, Nevada. Midway, through its plan of arrangement with Pan-Nevada Gold Corporation ("Pan-Nevada Gold"), acquired the Jessup project in early 2007.

The Jessup project is comprised of a total of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under leases with the various claim owners. The Jessup project is located in the historic Jessup mining district.

A resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton.

This estimate was not classified under any of the categories of measured, indicated and inferred resources under National Instrument 43-101 ("NI 43-101") and is considered a historical estimate under NI 43-101. Rye Patch Gold considers the reported numbers to refer to an aggregate resource incorporating all categories of measured, indicated and inferred resources. Rye Patch Gold is not treating this historical estimate as a NI 43-101 defined resource by a qualified person and cautions that this historical estimate should not be relied upon.

Pan-Nevada previously commissioned MDA to prepare a comprehensive technical report to update the resource calculation on the Jessup project based on data drawn from Pan-Nevada's prior work on the property. This technical report will be completed for Rye Patch Gold and filed on SEDAR when available.

As consideration for Midway's sale of the Jessup project to Rye Patch Gold, Rye Patch Gold is to issue to Midway on the closing date of the acquisition a total of 2,000,000 units ("Units") of Rye Patch Gold, each Unit comprising of one common share ("Share") of Rye Patch Gold and one-half of one non-transferable common share purchase warrant ("Warrant"), with each whole Warrant entitling Midway to purchase one Share for a period of 24 months from the closing date of the purchase and sale of the Jessup project at an exercise price of Cdn.$1.00. The Shares comprising the Units will be subject to resale restrictions for up to 2 years from the closing date.

In addition, Rye Patch Gold will reimburse Midway for costs incurred in connection with the Jessup project in the amount of approximately US$252,000, which includes advance royalty payments to underlying claim owners and claim maintenance fees.

Closing of the sale of the Jessup project is subject to the receipt of TSX Venture Exchange approval and the satisfaction of other customary closing conditions.

William C. (Bill) Howald, CEO and President of Rye Patch Gold Corp. commented, "The acquisition of the Jessup project is exactly along the lines of our Nevada strategy to bring resource-based projects into the Company's portfolio. The Jessup property is located near Interstate 80 at the Jessup exit and will allow Rye Patch to increase its portfolio of properties along the I-80 corridor. This accumulation of resource-based projects along the main transportation artery of Nevada has potential to fill unused milling capacity for the major gold miners in Nevada."

"Our strategy of finding, developing and selling high-grade deposits near the I-80 corridor can potentially fit the needs of the Nevada based gold miners."

Alan Branham, President and CEO of Midway Gold stated, "Midway has chosen to focus our exploration efforts on our developing resources at Spring Valley, Pan, and Midway, along the major gold trends. Midway currently has a total of seven drill rigs exploring the expansions of these three prospective projects. We wish Rye Patch success in their plans at Jessup."

The underlying lease obligations in respect of 96 unpatented claims on the Jessup project involve making monthly advance royalty payments of US$6,000 in 2007, increasing by US$1,000 per month in each successive year until it reaches US$9,000 per month in 2011 and continues thereafter at that amount. These claims are subject to a production royalty in favour of the lessor of between 1% and 3.5% depending on the average quarterly price of gold, and all advance royalty payments may credited towards any payments of the production royalty. These claims are also subject to a 1.6% net smelter return royalty in favour of a prior claim owner. Rye Patch Gold may purchase these properties (subject to the 1.6% net smelter return royalty) by paying the lessor US$2 million if the option is exercised by May 12, 2008, US$2.5 million if the option is exercised by May 12, 2009 or US$3 million if the option is exercised by May 12, 2010, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of 3 unpatented claims on the Jessup project involve making advance royalty payments of US$8,000 in 2008, US$9,000 in 2009, US$10,000 in 2010, and US$10,000 for each year thereafter. These claims are subject to a 2% production royalty in favour of the lessor, and all advance royalty payments may be credited towards any payments of the production royalty. Rye Patch Gold may purchase one-half of the production royalty interest (1%) at any time during the term of the lease for US$1 million, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of the one patented claim on the Jessup project involve making annual advance royalty payments of US$5,000 in 2008 up to and including 2010, US$10,000 in 2011 up to and including 2015, US$20,000 in 2016 up to and including 2020 and US$30,000 in 2021 and US$30,000 for each year thereafter. This claim is subject to a 5% production royalty in favour of the lessor in respect of precious metals, and all advance royalty payments may be credited towards any payments of the production royalty. Rye Patch Gold may purchase this claim and one-half of the production royalty interest (2.5%) at any time during the first five years of the lease for US$250,000.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and is now acquiring the Jessup project in Churchill County, Nevada.

Midway Gold Corp. is a precious metals exploration company, listed as a Tier 1 issuer on the TSX Venture Exchange under the symbol "MDW". Midway focuses on the creation of value for shareholders by aggressively exploring and developing high-grade, quality precious metal resources in stable mining areas.

Rye Patch Gold Corp.
On behalf of the Board of Directors
William C. (Bill) Howald, CEO & President

Midway Gold Corp.
On behalf of the Board of Directors
Alan Branham, CEO & President

For further information, please contact:

The Buick Group.
Jon Ruby
Phone: 1 (877) 748-0914
www.ryepatchgold.com

Midway Gold Corp.
Allan Shepard
Phone: 877-550-8181 (toll-free)
www.midwaygold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

The securities to issued by Rye Patch Gold Corp. have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 04

RYE PATCH GOLD CORP. ADVANCES WILCO DRILL PROGRAM WITH SECOND REVERSE CIRCULATION DRILL RIG

Vancouver, British Columbia, July 30, 2007 - Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce it has secured and mobilized a second reverse circulation drill rig for the Wilco project located in Pershing County, Nevada. Eklund Drilling is providing a second Foremost Explorer 1500 buggy-mounted, all-terrain drill rigs and attendant support equipment for the fully permitted reverse circulation drill program consisting of 30,000 feet (10,000 meters) of drilling located in 54 drill holes. A core drill has been contracted for the 3,000 feet (1,000 meter) core program starting in early September. This initial-phase drill program is focusing on structurally controlled high-grade gold potential, gold resource expansion at the Colado and Willard resource areas, and gold discovery in newly defined target areas.

William C. (Bill) Howald, CEO and President of Rye Patch Gold stated, "We are extremely excited by what we have seen in the drilling program so far, and feel we should accelerate this initial-phase program to expedite our drill assay results. This second drill will allow the first-phase program to be completed in mid-August with drill assays roughly 4 weeks thereafter. A follow up reverse circulation drilling program could reasonably be envisioned to start in early October with all information being incorporated into an updated resource estimate in late Q1 of 2008."

The Wilco project is located 100 miles (160 kilometres) northeast of Reno, Nevada along Interstate 80 (I-80) at the Coal Canyon interchange. The project consists of 8,500 acres of public and private lands held pursuant to the terms of a lease and sublease with Newmont Mining Corporation. Wilco contains two gold deposits: the Colado deposit and the Willard deposit. The first, Colado, hosts a 43-101 compliant gold resource completed by Mine Development Associates, Inc. (MDA). The stated Colado resource is an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported Colado resource is but a small fraction of the total mineralized material within the Colado property. The resource estimate for the second resource area, Willard, is in progress.

The foregoing Colado resource estimate was prepared by Steven Ristorcelli, P. Geo. and Paul Tietz, C.P. Geo, both of MDA, and disclosed in the Company's prospectus dated June 21, 2007, a copy of which is available on SEDAR at www.sedar.com.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and is responsible for reviewing the technical disclosure in this press release. Field work in Nevada has been performed under Dr. Conelea's supervision.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 04

Mr. Shea Clark-Smith has been contracted to oversee geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He will be responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling programs. In particular, a large suite of certified analytical standards will be part of every submittal to monitor analytical accuracy. Barren rock will be used to monitor background metal concentrations and sources of external contamination during sample preparation, while barren pulps will monitor analytical background. Duplicate splits of selected drill samples will measure laboratory precision, and randomization of the submittal at the drill site will help identify sources of systematic error. In sum, these QA/QC procedures will provide several measures of data quality and assure the geologists that the data is representative of the original sample.

Samples are transported from the field project to the ALS Chemex sample preparation facility in Winnemucca, Nevada by Chemex's personnel. All analytical testing is performed utilizing industry standard analytical techniques.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada.

On behalf of the Board of Directors
William C. (Bill) Howald, CEO & President

For additional information contact:
Jon Ruby
The Buick Group
jjruby@buickgroup.com
Phone: 1-877-748-0914

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 03

RYE PATCH GOLD CORP. MOVES FORWARD WITH DRILLING ON THE WILCO PROJECT

Vancouver, British Columbia, July 25, 2007 - Rye Patch Gold Corp (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce it has commenced reverse circulation drilling on the Wilco project located in Pershing County, Nevada. Eklund Drilling is completing the program using one of their custom built Foremost Explorer 1500 buggy-mounted, all-terrain drill rigs and attendant support equipment. The fully permitted program consists of 30,000 feet (10,000 meters) of reverse circulation drilling and 3,000 feet (1,000 meters) of core drilling located in 54 drill holes. The core drill is contracted for early September. This initial-phase drill program is focusing on structurally controlled high-grade gold potential, gold resource expansion at the Colado and Willard resource areas, and newly defined gold target areas.

William C. (Bill) Howald, CEO and President of Rye Patch Gold commented, "As many of you know, Rye Patch Gold was determined to drill test the Wilco project this summer. Through our diverse network of business contacts and personal relationships, the Company was able to secure a reverse circulation drill rig from one of the premier Nevada drilling companies – Eklund Drilling. I hear and read a lot about the Nevada 'Dream Team'. I'd like to point out that Rye Patch Gold has 'The Can Do Team'. They are delivering results not just dreams."

The Wilco project is located 100 miles (160 kilometres) northeast of Reno, Nevada along Interstate 80 (I-80) at the Coal Canyon interchange. The project consists of 8,500 acres of public and private lands held pursuant to the terms of a lease and sublease with Newmont Mining Corporation. Wilco contains two gold deposits: the Colado deposit and the Willard deposit. The first, Colado, hosts a 43-101 compliant gold resource completed by Mine Development Associates, Inc. (MDA). The stated Colado resource is an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported Colado resource is but a small fraction of the total mineralized material within the Colado property. The resource estimate for the second resource area, Willard, is in progress.

The foregoing Colado resource estimate was prepared by Steven Ristorcelli, P. Geo. and Paul Tietz, C.P. Geo, both of MDA, and disclosed in the Company's prospectus dated June 21, 2007, a copy of which is available on SEDAR at www.sedar.com.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and is responsible for reviewing the technical disclosure in this press release. Field work in Nevada has been performed under Dr. Conelea's supervision.

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 07 - 03

Dr. Conelea has 27 years experience in exploration and mining in Nevada. He has worked for major companies such as Barrick, Placer Dome, Santa Fe Pacific Gold, Billiton and US Gold. He has experience in the Romanian Gold Triangle, and has done economic geology research for Ohio State University in Nevada and in Antarctica. He has conducted exploration for both Carlin-type and epithermal low-sulfidation gold deposits in mining districts such as Cortez, Getchell, Bald Mountain, Carlin Trend, Sleeper, and Rosebud. He was directly involved in the discovery of the Twin Creeks deposit, which lies along the Conelea anticline, and of the Skarn Hill deposit in the Gold Strike district.

Mr. Shea Clark-Smith has been contracted to oversee geochemical quality control and assurance programs for Rye Patch Gold's Wilco project. He will be responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling programs. In particular, a large suite of certified analytical standards will be part of every submittal to monitor analytical accuracy. Barren rock will be used to monitor background metal concentrations and sources of external contamination during sample preparation, while barren pulps will monitor analytical background. Duplicate splits of selected drill samples will measure laboratory precision, and randomization of the submittal at the drill site will help identify sources of systematic error. In sum, these QA/QC procedures will provide several measures of data quality and assure the geologists that the data is representative of the original sample.

Mr. Smith brings 30 years of geochemical experience to the Company. He owns and operates Minerals Exploration & Environmental Geochemistry (MEG), a laboratory, research, and consulting company. Previously, he was Chief Geochemist for Houston Oil and Minerals (later Tenneco Minerals), Chief Geochemist for Philips Petroleum/ Strategic Minerals Group, and Chief Geochemist for American Selection Trust (later British Petroleum Minerals/ Kennecott) before launching MEG in1984. Mr. Smith holds an A.B. (Chemistry) from Colby College and an M.Sc. (Geochemistry) from the Colorado School of Mines.

Samples are transported from the field project to the ALS Chemex sample preparation facility in Winnemucca, Nevada by Chemex's personnel. All analytical testing is performed utilizing industry standard analytical techniques.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada.

On behalf of the Board of Directors
William C. (Bill) Howald, CEO & President

For additional information contact:

Jon Ruby
The Buick Group
jbuick@buickgroup.com
Phone: 416-915-0915
Fax: 416-915-0916

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

RECEIVED
2008 MAY 21 P 2:40

NEWS RELEASE

No. 07 - 02

RYE PATCH GOLD CORP. ANNOUNCES TRADING COMMENCEMENT DATE FOR SHARES AND WARRANTS

Vancouver, British Columbia – July 20, 2007 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that further to the completion of its initial public offering (the "Offering") on July 19, 2007, the TSX Venture Exchange has notified the Company that its common shares and warrants will commence trading at market opening on Monday, July 23, 2007 under the stock symbol "RPM" (for common shares) and "RPM.WT" (for warrants). Each warrant is exercisable for one common share of the Company at a price of $0.75 until July 19, 2009.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly State of Nevada, USA. The Company's seasoned management team is engaged in the acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada.

The Wilco project located 160 kilometres northeast of Reno, Nevada along Interstate 80 (I-80) at the Coal Canyon interchange. Rye Patch holds the Wilco project pursuant to the terms of a lease and sublease with Newmont Mining Corporation. Wilco contains two gold deposits: the Colado deposit and the Willard deposit. The first, Colado, hosts a 43-101 compliant gold resource completed by Mine Development Associates, Inc. (MDA). The stated Colado resource is an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported Colado resource is but a small fraction of the total mineralized material within the Colado property. The resource estimate for the second resource area, Willard, is in progress.

The foregoing Colado resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA, and disclosed in the Company's prospectus dated June 21, 2007, a copy of which is available on SEDAR at www.sedar.com.

Please visit our website at www.ryepatchgold.com for more information.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 07 - 02

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jbuick@buickgroup.com
Phone: 416-915-0915
Fax: 416-915-0916

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 01

RYE PATCH GOLD CORP. COMPLETES $5 MILLION INITIAL PUBLIC OFFERING

Vancouver, British Columbia – July 20, 2007 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that on July 19, 2007 it completed its initial public offering (the "Offering"). The offering consisted of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share ("Common Share") of the Company and one-half of one common share purchase warrant ("Warrant"), with each whole Warrant entitling the holder thereof to purchase one Common Share at a price of $0.75 for a period of two years from the closing date.

The TSX Venture Exchange (the "Exchange") has conditionally approved the listing of the Common Shares and the Warrants subject to the Company fulfilling all of the requirements of the Exchange. The Company has reserved the stock symbol "RPM" ("RPM.WT" for the Warrants).

Rye Patch Gold's Chairman, Joe Kajszo, said, "The achievement of this milestone is the culmination of tremendous team work, tenacity, and business acumen exhibited by Rye Patch Gold's dedicated team. The long hours and weekends required for building a successful new company, and creating value for our shareholders will be evident as our shares begin trading on the TSX Venture Exchange."

Rye Patch Gold's CEO and President, William (Bill) Howald stated, "The milestone we have reached is one small step in the long and successful journey this company has embarked upon. Our skilled staff and experience management will continue unlocking the value of the Wilco project. Going forward, we will focus on adding gold resource ounces to our account, aggressively acquiring new resource based projects, and building a value creating, discovery driven, Nevada focused company."

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly State of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 01

Rye Patch's main asset is the Wilco project located 160 kilometres northeast of Reno, Nevada along Interstate 80 (I-80) at the Coal Canyon interchange. Rye Patch holds the Wilco project pursuant to the terms of a lease and sublease with Newmont Mining Corporation. Wilco contains two gold deposits: the Colado deposit and the Willard deposit. The first, Colado, hosts a 43-101 compliant gold resource completed by Mine Development Associates, Inc. (MDA). The stated Colado resource is an indicated resource of 4,750,000 tons grading 0.032 oz Au/ton with an inferred category of 660,000 tons at a grade of 0.027 oz Au/ton using a gold grade cutoff of 0.015 oz Au/ton for oxide mineralization and 0.03 oz Au/ton for sulphide mineralization. The reported Colado resource is but a small fraction of the total mineralized material within the Colado property. The resource estimate for the second resource area, Willard, is in progress.

The foregoing Colado resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA, and disclosed in the Company's prospectus dated June 21, 2007, a copy of which is available on SEDAR at www.sedar.com.

PI Financial Corp., formerly Pacific International Securities Inc. ("PI Financial") acted as agent for the Offering and the Company has granted PI Financial and its selling group a compensation option to purchase a total of 900,000 Common Shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

Pacific Corporate Trust Company, at its office in Vancouver, British Columbia, is the Registrar and Transfer Agent for the Common Shares and Warrants.

Rye Patch Gold further announces the re-pricing of stock options to acquire a total of 525,000 Common Shares previously granted to two directors and two officers of the Company. The exercise prices of these stock options were re-priced from $0.40 per share to $0.50 per share. Accordingly, these options will not be subject to the escrow requirements of the Exchange.

Rye Patch Gold also announces that a stock option to acquire 300,000 Common Shares has been granted to The Buick Group Corp., the Company's investor relations consultant, and stock options to acquire a total of 90,000 Common Shares have been granted to two employees of Company. These options expire five years from the date of grant and vest over a period of 18 months, with 25% of the optioned shares vesting as at the date of grant and a further 25% vesting on each of the six, twelve and eighteen months thereafter.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 07 - 01

Please visit our website at www.ryepatchgold.com for more information.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Jon Ruby
The Buick Group
jbuick@buickgroup.com
Phone: 416-915-0915
Fax: 416-915-0916

Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

April 22, 2008

Item 3. **News Release**

News Release dated April 22, 2008 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Board of Directors of the Company adopted a shareholder rights plan effective as of April 22, 2008.

Item 5.1 **Full Description of Material Change**

On April 22, 2008, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan, which became effective on April 22, 2008, was adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares.

Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be 'Permitted Bids' under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.

The Company did not adopt the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies.

The Rights Plan has been accepted by the TSX Venture Exchange subject to ratification by the Company's shareholders at the next meeting of shareholders. If ratified by shareholders, the Rights Plan will expire at the termination of the Company's annual general meeting in 2011, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone:	1 604 638 1588
Fax:	1 604 638 1589

Item 9. **Date of Report**

April 28, 2008

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

December 11, 2007

Item 3. **News Release**

News Release dated December 11, 2007 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

On December 11, 2007, the Company completed the resource estimate on its Jessup project located in Churchill County, Nevada. The following table summarizes the results of the resource estimate.

Cut off (oz Au/ t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold and Gold Equivalent Ounces	Class
Variable	5,423,000	0.022	120,000	0.31	1,655,000	**154,000**	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	**27,000**	Inferred

Item 5.1 **Full Description of Material Change**

On December 11, 2007, the Company completed the resource estimate on its Jessup project located in Churchill County, Nevada.

Mine Development Associates (MDA) of Reno, Nevada completed the resource estimate. The following table summarizes the results of the resource estimate.

Cut off (oz Au/ t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold and Gold Equivalent Ounces	Class
Variable	5,423,000	0.022	120,000	0.31	1,655,000	**154,000**	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	**27,000**	Inferred

The above tabulated resource is based on a gold grade cutoff of 0.01 oz Au/t for oxide, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidized mineralization. The gold equivalent portion of the resource was calculated using gold ounces plus silver ounces divided by 50 (Gold and Gold Equivalent Ounces = gold ounces + silver ounces/50). Metallurgical recoveries from the oxide and mixed material show that they

are over 70% while the recovery from one unoxidized sample produced a poor result (12% Au recovery).

The estimate corroborates historic resource estimates on the project and provides evidence for upside potential along newly identified structural and lithologic gold controls. One such geologic gold control is the occurrence of gold associated rhyolite volcanic domes. The margin of the northwest trending dome complex has not been tested and opens up a new geologic interpretation for gold traps on the project. Another structural control is the presence of high-grade gold (>5g/t) along northeast striking vein sets. The Company has identified and sampled two of these vein zones that have returned multiple high-grade gold assays.

The reported gold resource estimate is based on 3-D geologic models that incorporated over 17,000 individual gold and silver assays from 290 drillholes and 36 trenches totalling 106,935 feet. MDA constructed cross sections, spaced 50 to 100 feet apart through the entire resource area and surroundings. Drillhole information, including host lithology, oxidation state, alteration, and gold and silver values, along with the digital topography, was plotted on the cross sections and a 3-D geologic model was constructed.

MDA classified the Jessup resources by a combination of distance to the nearest sample and the number of samples used to estimate a block. The block model was constructed with blocks measuring 25 feet by 25 feet by 20 feet (high). Estimation used partial blocks based on long section interpretations to simulate vertical dilution if mined on 20-foot high benches.

The Jessup resource estimate was prepared by Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, both of MDA. The 43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com within 45 days of the date of this material change.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this press release.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **Date of Report**

December 12, 2007

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp.
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

November 16, 2007

Item 3. **News Release**

News Release dated November 19, 2007 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

Rye Patch Gold Corp. (the "Company") entered into a letter agreement ("Letter Agreement") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin ("Lane") (collectively, the "Lessors") for the lease of certain properties and mineral rights owned or controlled by MGE and Lane located in the Lincoln Hill area of Pershing County, Nevada (the "Property").

Item 5.1 **Full Description of Material Change**

Rye Patch Gold Corp. (the "Company") entered into a letter agreement ("Letter Agreement") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin ("Lane") (collectively, the "Lessors") for the lease of certain properties and mineral rights owned or controlled by MGE and Lane located in the Lincoln Hill area of Pershing County, Nevada (the "Property"). The Property is comprised of 1 patented lode claim and 34 unpatented mining claims encompassing a total of 718 acres, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an option to purchase (the "Underlying Option Agreement") between MGE and the underlying claim owners. The lease will be for a term of 20 years, renewable on certain conditions.

The Lessors will retain a 4% net smelter returns on the Property, 25% (or 1% NSR) of which the Company may purchase for US$1 million during the first 7 years of the lease and another 25% (an additional 1% NSR) which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine andalusite, dumortierite and industrial minerals on the Property.

The Company is to pay the Lessors advance royalties (to be credited towards the Lessors' NSR) by way of cash and common shares of the Company as follows: 100,000 shares upon receipt of stock exchange approval; US$60,000 and 100,000 shares by November 2008; US$65,000 and 100,000 shares by November 2009; US$70,000 and 150,000 shares by November 2010; US$75,000 and 150,000 shares by November 2011; US$80,000 and 150,000 shares by November 2012; and US$80,000 for each year thereafter.

In addition, the Company has agreed to undertake the following minimum exploration expenditures on the Property: US$100,000 by November 2008; US$200,000 by November 2009; US$300,000 by November 2010; US$500,000 by November 2011; and US$1,000,000 by November 2012.

During the term of the lease, the Company will assume and perform the obligations of MGE under the Underlying Option Agreement, which include making remaining payments of US$5,346 in order to fully exercise the option.

The Company and the Lessors are committed to executing a definitive agreement governing the lease of the Property by January 31, 2008.

The lease of the Property and the issuance of the Company's shares pursuant thereto are subject to approval of the TSX Venture Exchange.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **Date of Report**

November 23, 2007

RECEIVED

2008 MAY 21 P 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

September 28, 2007

Item 3. **News Release**

News Release dated October 3, 2007 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Company completed the acquisition of the Jessup project from Midway Gold Corp. ("Midway").

As consideration for Midway's sale of the Jessup project to the Company, the Company issued to Midway a total of 2,000,000 units of the Company, each unit comprising of one common share of the Company and one-half of one non-transferable common share purchase warrant.

The Company also reimbursed Midway for Midway's costs in connection with the Jessup project in the amount of US$246,367.

Item 5.1 **Full Description of Material Change**

On September 27, 2008 the Company completed the acquisition of the Jessup project from Midway Gold Corp. ("Midway").

The Jessup project is located in the historic Jessup mining district in Churchill County, Nevada, and is comprised of 36 unpatented mining claims owned by the Company and one patented mining claim and 99 unpatented mining claims held by the Company under leases with the various claim owners.

A resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton.

This estimate was not classified under any of the categories of measured, indicated and inferred resources under National Instrument 43-101 ("NI 43-101") and is considered a historical estimate under NI 43-101. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves as defined in NI 43-101. Accordingly, the Company cautions that this historical estimate should not be relied upon.

As consideration for Midway's sale of the Jessup project to the Company, the Company issued to Midway a total of 2,000,000 units ("Units") of the Company, each Unit comprising of one common share ("Share") of the Company and one-half of one non-transferable common share purchase warrant ("Warrant"), with each whole Warrant entitling Midway to purchase one common share of the Company for a period of 24 months from the closing date at an exercise price of Cdn.$1.00. The TSX Venture Exchange has approved the sale of the Jessup project to the Company.

In addition to the TSX Venture Exchange's four month hold period, the Shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007 (the "Closing Date"), with 20% of the Shares to be released from such resale restrictions on the Closing Date and on the sixth, twelfth, eighteenth, and twenty-fourth month thereafter.

The Company has also reimbursed Midway for Midway's costs in connection with the Jessup project in the amount of US$246,367, which included advance royalty payments to underlying claim owners and claim maintenance fees.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. Date of Report

October 3, 2007

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

August 20, 2007

Item 3. **News Release**

News Release dated August 21, 2007 was disseminated through Market Wire.

Item 4. **Summary of Material Change**

On August 20, 2007, the Company agreed to acquire all of Midway Gold Corp.'s right, title and interest in the Jessup project located in Churchill County, Nevada.

Item 5.1 **Full Description of Material Change**

On August 20, 2007, the Company agreed to acquire all of Midway Gold Corp.'s right, title and interest in the Jessup project located in Churchill County, Nevada. Midway Gold Corp. ("Midway"), through its plan of arrangement with Pan-Nevada Gold Corporation ("Pan-Nevada Gold"), acquired the Jessup project in early 2007.

The Jessup project is comprised of a total of 36 unpatented mining claims owned by Midway; one patented mining claim; and 99 unpatented mining claims held by Midway under leases with the various claim owners. The Jessup project is located in the historic Jessup mining district.

A resource estimate for the Jessup project was prepared by Mine Development Associates (MDA) in February 1998, which reported 8,376,000 tons with a grade of 0.024 oz Au/ton, amounting to approximately 200,000 ounces of gold. The cut-off grade used for the estimate was 0.010 oz Au/ton.

This estimate was not classified under any of the categories of measured, indicated and inferred resources under National Instrument 43-101 ("NI 43-101") and is considered a historical estimate under NI 43-101. The Company considers the reported numbers to refer to an aggregate resource incorporating all categories of measured, indicated and inferred resources. The Company is not treating this historical estimate as a NI 43-101 defined resource by a qualified person and cautions that this historical estimate should not be relied upon.

Pan-Nevada Gold previously commissioned MDA to prepare a comprehensive technical report to update the resource calculation on the Jessup project based on data drawn from Pan-Nevada Gold's prior work on the property. This technical report will be completed for the Company and filed on SEDAR when available.

As consideration for Midway's sale of the Jessup project to the Company, the Company is to issue to Midway on the closing date of the acquisition a total of 2,000,000 units ("Units") of the Company, each Unit comprising of one common share ("Share") of the Company and one-half of one non-transferable common share purchase warrant ("Warrant"), with each whole Warrant entitling Midway to purchase one Share for a period of 24 months from the closing date of the purchase and sale of the Jessup project at an exercise price of Cdn.$1.00. The Shares comprising the Units will be subject to resale restrictions for up to 2 years from the closing date.

In addition, the Company will reimburse Midway for costs incurred in connection with the Jessup project in the amount of approximately US$252,000, which includes advance royalty payments to underlying claim owners and claim maintenance fees.

Closing of the sale of the Jessup project is subject to the receipt of TSX Venture Exchange approval and the satisfaction of other customary closing conditions.

The underlying lease obligations in respect of 96 unpatented claims on the Jessup project involve making monthly advance royalty payments of US$6,000 in 2007, increasing by US$1,000 per month in each successive year until it reaches US$9,000 per month in 2011 and continues thereafter at that amount. These claims are subject to a production royalty in favour of the lessor of between 1% and 3.5% depending on the average quarterly price of gold, and all advance royalty payments may credited towards any payments of the production royalty. These claims are also subject to a 1.6% net smelter return royalty in favour of a prior claim owner. The Company may purchase these properties (subject to the 1.6% net smelter return royalty) by paying the lessor US$2 million if the option is exercised by May 12, 2008, US$2.5 million if the option is exercised by May 12, 2009 or US$3 million if the option is exercised by May 12, 2010, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of 3 unpatented claims on the Jessup project involve making advance royalty payments of US$8,000 in 2008, US$9,000 in 2009, US$10,000 in 2010, and US$10,000 for each year thereafter. These claims are subject to a 2% production royalty in favour of the lessor, and all advance royalty payments may be credited towards any payments of the production royalty. The Company may purchase one-half of the production royalty interest (1%) at any time during the term of the lease for US$1 million, less all advance royalty payments previously paid to the lessor.

The underlying lease obligations in respect of the one patented claim on the Jessup project involve making annual advance royalty payments of US$5,000 in 2008 up to and including 2010, US$10,000 in 2011 up to and including 2015, US$20,000 in 2016 up to and including 2020 and US$30,000 in 2021 and US$30,000 for each year thereafter. This claim is subject to a 5% production royalty in favour of the lessor in respect of precious metals, and all advance royalty payments may be credited towards any payments of the production royalty. The Company may purchase this claim and one-half of the production royalty interest (2.5%) at any time during the first five years of the lease for US$250,000

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **Date of Report**

August 22, 2007

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. Date of Material Change

July 19 2007.

Item 3. News Release

News Releases dated July 20, 2007 were disseminated through Market Wire.

Item 4. Summary of Material Change

The Company completed its initial public offering on July 19, 2007 and the TSX Venture Exchange has notified the Company that trading of its common shares and warrants will commence on July 23, 2007.

Item 5.1 Full Description of Material Change

The Company completed its initial public offering (the "Offering") on July 19, 2007. The offering consisted of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share ("Common Share") of the Company and one-half of one common share purchase warrant ("Warrant"), with each whole Warrant entitling the holder thereof to purchase one Common Share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp., formerly Pacific International Securities Inc. ("PI Financial") acted as agent for the Offering and the Company granted PI Financial and its selling group a compensation option to purchase a total of 900,000 Common Shares at a price of $0.50 per share until July 19, 2009. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

The TSX Venture Exchange has notified the Company that the Common Shares and Warrants will commence trading at market opening on July 23, 2007 under the stock symbol "RPM" (for Common Shares) and "RPM.WT" (for Warrants).

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone:	1 604 638 1588
Fax:	1 604 638 1589

Item 9. **Date of Report**

July 20, 2007

BRITISH COLUMBIA

Number: BC0754838

CERTIFICATE OF INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that RYE PATCH GOLD CORP. was incorporated under the Business Corporations Act on April 13, 2006 at 11:16 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 13, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
March 16, 2007

This Notice of Articles was issued by the Registrar on: March 16, 2007 02:15 PM Pacific Time

Incorporation Number: **BC0754838**

Recognition Date and Time: Incorporated on April 13, 2006 11:16 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

RYE PATCH GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
19TH FLOOR
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FLOOR
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
19TH FLOOR
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FLOOR
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3H4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Kajszo, Joseph

Mailing Address:
1201, 2120 ARGYLE AVENUE
WEST VANCOUVER BC V7V 1A4
CANADA

Delivery Address:
1201, 2120 ARGYLE AVENUE
WEST VANCOUVER BC V7V 1A4
CANADA

Last Name, First Name, Middle Name:
Howald, William C.

Mailing Address:
9050 SPANISH TRAIL DRIVE
SPARKS NV 89436
UNITED STATES

Delivery Address:
9050 SPANISH TRAIL DRIVE
SPARKS NV 89436
UNITED STATES

Last Name, First Name, Middle Name:
RUSSELL, CHARLES

Mailing Address:
ROCKLANDS, LES VARDES
GUERNSEY
ST. PETER PORT GY11BG
UNITED KINGDOM

Delivery Address:
ROCKLANDS, LES VARDES
GUERNSEY
ST. PETER PORT GY11BG
UNITED KINGDOM

Last Name, First Name, Middle Name:
CHALLIS, JONATHAN

Mailing Address:
3 BURNTWOOD ROAD
SEVENOAKS
KENT TN13 1PS
UNITED KINGDOM

Delivery Address:
3 BURNTWOOD ROAD
SEVENOAKS
KENT TN13 1PS
UNITED KINGDOM

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

RYE PATCH GOLD CORP.
(the "Company")

The Company has as its articles the following articles. **Incorporation number:** **BC0**

Full name and signature of incorporator	Date of signing
Calvin C.W. Leong	April 12, 2006

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) *"Business Corporations Act"* means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) *"Interpretation Act"* means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act,* with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the *Business Corporations Act,* the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2.3 Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a

share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act,* no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

- (a) past services performed for the Company;
- (b) property;
- (c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act,* the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act,* the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act,* appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1) a duly signed instrument of transfer in respect of the share;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement; and

(4) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and

the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act,* the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person on the terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act,* the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act,* the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Articles and Notice of Articles accordingly, provided that a right or special right attached to any issued shares must not be prejudiced or interfered with unless the shareholders holding the shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

9.3 Change of Name

The Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name or to adopt or change any translation of its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may by directors' resolution or by ordinary resolution, in each case as determined by the directors, alter these Articles, including any alterations that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Annual general meetings of the Company shall be held as required by the *Business Corporations Act* at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders and Participation in Meetings by Telephone or Other Electronic Means

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

(a) approved by resolution of the directors before the meeting is held; or

(b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations Act*. Any person participating in a meeting by such means is deemed to be present at the meeting.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders as provided in the *Business Corporations Act* and in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to such persons as are entitled by law or under these Articles to receive such notice from the Company.

10.6 Record Date for Notice

Subject to the *Business Corporations Act*, the directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

Subject to the *Business Corporations Act*, the directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document:

(a) will be available for inspection by shareholders at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

10.10 Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i) any other business which, under these Articles or the *Business Corporations Act,* may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting.

11.4 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons who are entitled to be present at the meeting are the directors, officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the *Business Corporations Act* or these Articles to be present at the meeting; but if any of the aforementioned persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board, if any, is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board, if any, or president, if any, willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board, if any, and the president, if any, have advised the secretary, if any, or any director present at the meeting that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or, if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair of the meeting or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair of the meeting that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair of the meeting or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

- (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
- (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

 (a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

 (b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Article 12.5:

 (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

 (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

Only a person who is a shareholder may be appointed as a proxy holder except when:

(1) the Company is a public company;

(2) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(3) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(4) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including, but not limited to, internet or telephone voting services, if the form of proxy indicates that such method will be accepted.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):____________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors within the meaning of the *Business Corporations Act*;

(2) if the Company is a public company, the greater of three and the number most recently determined by way of the following:

    (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

    (b) the number of directors set under Article 14.4; or

(3) if the Company is not a public company, the number most recently determined by way of the following:

    (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

    (b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may (subject to Article 14.8) appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, may be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors are entitled to elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act;* or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act;* or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time

being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act,* for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate

director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him or her, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the *Business Corporations Act* and under these Articles. A director shall have no liability arising out of any act or omission by his or her alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he or she voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he or she voted in respect of a contract or transaction in which his or her alternate director was interested or which such alternate director failed to disclose.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. INTERESTS OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds any interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction.

17.2 Restrictions on Voting by Reason of Interest

A director who holds any interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have an interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds an interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict to the Company in the manner required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act,* a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act,* the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, if any, or, if designated by the chair of the board, if any, the president, if any, a director or other officer; or

(3) any other director or officer chosen by the directors if:

  (a) neither the chair of the board, if any, nor the president, if any, is present at the meeting within 15 minutes after the time set for holding the meeting;

  (b) neither the chair of the board, if any, nor the president, if any, is willing to chair the meeting; or

(c) the chair of the board, if any, and the president, if any, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) with the consent of all the directors, by some other communications medium,

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to

that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the current directors or, if the number of directors is set at one, is deemed to be set at one director and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act,* an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have an interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgement, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, officer, former director, former officer or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, officer or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgement, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Eligible Parties

Subject to the *Business Corporations Act,* the Company must indemnify a director, officer, former director, former officer or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Mandatory Advancement of Expenses

Subject to the *Business Corporations Act*, the Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the *Business Corporations Act*, the eligible party will repay the amounts advanced.

21.4 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any person.

21.5 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act,* the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividends

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23. ACCOUNTING RECORDS AND AUDITORS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3 Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient; or

(6) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3) e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

    (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If on two consecutive occasions a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board, if any, or any senior officer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS IF NOT A REPORTING COMPANY

If the Company is, or becomes, a company which is not a public company under the *Business Corporations Act*, no shares shall be transferred without the previous consent of the directors expressed by a resolution of the board of directors and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

27. SPECIAL RIGHTS AND RESTRICTIONS OF PREFERRED SHARES

The Preferred shares as a class shall have attached to them the following special rights, conditions, restrictions and limitations:

(1) The Directors of the Company may issue the Preferred shares at any time and from time to time in one or more series.

(2) Subject to the *Business Corporations Act*, the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name;

(c) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of paragraphs (3) and (4) of this Article 26.

(3) The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further

distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

(4) Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This code of conduct ("Code") applies to everyone at Rye Patch Gold Corp. ("we" or the "Company"), including employees, officers and board members regardless of their position in our organization, at all times and everywhere we do business. References in this Code to the Company mean the Company and any of its subsidiaries.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

We require the highest standards of professional and ethical conduct from our employees, officers and directors. Our reputation for honesty and integrity is important for the success of our business. No one at the Company will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We aim for our business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which we operate. Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

In addition to following this Code, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code is not a complete code of conduct. It sets forth general principles and does not supersede the specific policies and procedures that are in effect, such as the Company's Disclosure Policy or other policies that are in effect from time to time.

This Code will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

SPECIFICS OF CODE

I. Compliance with Laws, Rules and Regulations

We have a responsibility to monitor all legal boundaries and to comply with all applicable laws and regulations in all of our activities worldwide. Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is important for our reputation and continued success. We must respect and obey the laws of the cities, provinces and countries in which we operate and avoid even the appearance of impropriety. Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

II. Conflicts of Interest

A conflict of interest occurs when an individual's private interest conflicts, or appears to conflict, in any way with the interests of the Company. A conflict of interest could arise where:

- an individual's personal interests conflict, or appear to conflict, in any way, with the interests of the Company;

- an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is in conflict with the interests of the Company; or

- an individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors or, in the case of an employee, a member of senior management of the Company. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting at the Board meeting of the Company considering such contract or transaction in accordance with applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to a member of senior management who is independent of the potential conflict and who will assess the issue with, if necessary, the advice of legal counsel. For unresolved potential conflicts involving any employee or where a member of senior management or a board member is involved in a potential conflict, the issue should be referred to the Board of Directors (assisted by the Corporate Governance Committee and legal counsel as necessary).

III. Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board has, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, has elected not to avail itself of the opportunity in compliance with applicable corporate law. Any director interested in a corporate opportunity being considered by the Board shall refrain from voting at the Board meeting considering such opportunity.

If an employee has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who will assess the issue with, if necessary, the advice of legal counsel.

IV. Confidentiality

Directors, officers and employees of the Company must preserve and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is expressly authorized or legally mandated.

The obligation to preserve confidential information continues even after you leave the Company. The Company's Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

V. Protection and Proper Use of Company Assets

We should all endeavour to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's operations. Any suspected incidents of fraud or theft should be immediately reported to an individual's supervisor or to a member of senior management for investigation.

Company assets, such as funds, products or computers, mineral samples and data may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, business and marketing plans, mineral exploration results and employee information. The obligation to preserve proprietary information continues even after you leave the Company.

VI. Insider Trading

Insider trading is unethical and illegal. We are prohibited from trading in securities of any company while in possession of material non-public information regarding that company. This includes the Company or any other company. It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Company's Disclosure Policy sets forth your obligations in respect of trading in the Company's securities.

VII. Fair Dealing

We should all endeavour to deal fairly with the Company's customers, suppliers, competitors and the other employees of the Company. No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. Compliance with Environmental Laws

The Company is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Company's policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should immediately discuss the matter with his or her supervisor or with a member of the Company's senior management.

IX. Equal Opportunity

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment.

X. Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. In order to protect the safety of all employees,

employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XI. Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions and to meet our reporting obligations to our stakeholders. This includes both the Company's financial reporting and ongoing disclosure requirements under applicable securities and stock exchange requirements. The Company's accounting and other records are relied upon to produce reports for the Company's management, shareholders, creditors, governmental agencies and others.

Full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, securities regulators and stock exchanges and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under the securities laws and to meet the expectations of our shareholders and other members of the investment community. In preparing such reports and documents and other public communications, the following guidelines should be adhered to:

- all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;
- all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;
- all accounting records must fairly and accurately reflect in reasonable detail the Company's assets, liabilities, revenues and expenses;
- no accounting records should contain any false or intentionally misleading entries;
- no transactions should be intentionally misclassified as to accounts, departments or accounting periods;
- all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;
- no information should be concealed from the internal auditors or the independent auditors; and
- compliance with the Company's system of internal controls is required.

If any employee, officer or director of the Company has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns to a member of the Audit Committee of the Board.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company's records retention policy.

XII. **Use of E-Mail and Internet Services**

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but shall not interfere with an individual's employment duties. You should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

Your messages (including voice mail) and computer information are considered the property of the Company and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgement, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

XIII. **Gifts and Entertainment**

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise, or appear to compromise, our ability to make objective and fair business decisions. The same rules apply to employees offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that influences, or might be perceived to unfairly influence a business relationship, should be avoided.

The value of any gifts should be nominal, both with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult your supervisor or a member of senior management and ask yourself whether or not the gift or item is legal, business related, moderate and reasonable, whether or not public disclosures would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favours.

XIV. **Payments to Domestic and Foreign Officials**

Employees and officers of the Company must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the *Corruption of Foreign Public Officials Act* (Canada) (the "Act").

The Act makes it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as

persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Although "facilitated payments" or certain other transactions may be exempted or not illegal under applicable law, the Company's policy is to avoid them. If any employee or officer has any questions about the application of this policy to a particular situation, please report to the Chief Executive Officer, the Chief Financial Officer or such other senior officer as may be designated by the Company from time to time who, with the advice of counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view, and any appropriate accounting treatment and disclosures which are applicable to the particular situation.

Violation of the Act is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director or employee acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

XV. Reporting of any Illegal or Unethical behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to report violations of laws, rules, regulations or this Code to their supervisor or member of senior management. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVI. Amendment, Modification and Waivers of the Code of Business Conduct and Ethics

The Code may be amended or modified by the Board of Directors and waivers may be granted by the Corporate Governance Committee or a vote of the independent directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.

XVII. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgement as to the appropriate course of action. In those circumstances or if you have any questions concerning your obligations under this Code we encourage you to use your common sense, and to contact your supervisor or a member of senior management for guidance. Senior management or directors are encouraged to consult with the Chief Executive Officer, the Chief Financial Officer, or such other senior officer of the Company as may be designated by the Company from time to time.

If you fail to comply with this Code or applicable laws, rules or regulations you will be subject to disciplinary measures, up to and including discharge from the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for you, your supervisors and/or the Company.

You are expected to report all violations of this Code promptly to your supervisor or to the Chief Executive Officer, Chief Financial Officer or such other senior officer of the Company who may be designated from time to time. You may choose to remain anonymous in reporting any possible violation of this Code, and all reports will remain confidential.

RECEIVED
2009 MAY 21 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name: RYE PATCH GOLD CORP.

Fiscal year end date used to calculate capitalization: N/A

Market value of listed or quoted securities

Total number of securities of a class or series outstanding (assuming completion of the Offering)	23,285,867	(i)		
Initial Public Offering price per security	$0.50	(ii)		
Market value of class or series	(i) x (ii) =		$11,642,933	(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)				(B)

Market value of other securities

(See paragraph 2.11(b) of the Rule, and provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $11,642,933

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $600

New reporting issuer's reduced participation fee, if applicable

(See Section 2.6 of the Rule)

Participation fee X (Number of entire months remaining in the issuer's fiscal year / 12 months) — $600 x 6 mos. / 12 mos. — $300

Late Fee, if applicable

(As determined under section 2.5 of the Rule) $300

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name:	Rye Patch Gold Corp.				
Fiscal year end date used to calculate capitalization:	December 31, 2007				
Market value of listed or quoted securities					
Total number of common shares outstanding as at the issuer's most recent fiscal year end		27,948,617	(i)		
Simple average of the closing price of common shares as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		$0.45	(ii)		
Market value of common shares		(i) x (ii) =		$12,576,878	(A)
Total number of listed warrants outstanding as at the issuer's most recent fiscal year end		5,281,375	(i)		(B)
Simple average of the closing price of listed warrants as of the relevant trading day in each month of the fiscal year where warrants have been traded (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		$0.13	(ii)		
Market value of outstanding listed warrants		(i) x (ii) =		$686,579	
Market value of other securities					
(See paragraph 2.11(b) of the Rule, and provide details of how value was determined)				N/A	(C)
(Repeat for each class or series of securities)				N/A	(D)
Capitalization					
(Add market value of all classes and series of securities)		(A) + (B) + (C) + (D) =		$13,263,457	
Participation Fee					
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)				$600	
New reporting issuer's reduced participation fee, if applicable					
(See Section 2.6 of the Rule)				N/A	
Late Fee, if applicable					
(As determined under section 2.5 of the Rule)				N/A	

Rye Patch
GOLD CORP.
Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

July 19, 2007

Dear Shareholders of Rye Patch Gold Corp. (the "Company" or "Rye Patch"):

I am pleased to inform you that on July 19, 2007, the Company completed its initial public offering (IPO). In connection with the IPO, new certificates representing your common shares of Rye Patch have been issued.

The enclosed share certificate represents your common shares of Rye Patch and replaces your old share certificate, which has been cancelled. Pacific Corporate Trust Company, at its office in Vancouver, British Columbia, has been appointed the Registrar and Transfer Agent in respect of the common shares. Contact information for Pacific Corporate Trust is as follows:

Pacific Corporate Trust Company
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
V6C 3B9
Tel: 604-689-9853
Fax: 604-689-8144

The TSX Venture Exchange has conditionally approved the listing of the common shares, subject to the Company fulfilling all of the requirements of the Exchange. Subject to the Exchange's acceptance, the effective date of listing of the Common Shares will be announced in the near future.

We thank you for your continued support of Rye Patch Gold Corp. and look forward to great success in the coming years.

Yours truly,

"William C. Howald"

William C. Howald
CEO and President

END

END